
06010673

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evroz Group S.A.

*CURRENT ADDRESS 1. Allee Scheffer

L-2520 Luxembourg

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34947 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: Con

DAT : 2/6/06



MEMORIAL

Journal Officiel
du



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

ATIONS

Le prés ... ant les sociétés commerciales ... but lucratif.

C — ... 12 mai 2005

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

STATUTES

In the year two thousand four, on the thirty-first of December.
Before Maître Paul Frieders, notary residing in Luxembourg.

There appeared the following:

1. CROSLAND GLOBAL Ltd., with registered office at Julia House, 3 Themistocles Dervis Street, 1066 Nicosia (Cyprus), represented by Mr Thierry Becker, attorney-at-law, residing in Luxembourg, by virtue of a power of attorney dated December 30, 2004,

2. TMF CORPORATE SERVICES S.A., with registered office at 1, Allée Scheffer, L-2520 Luxembourg, represented by Mr Thierry Becker, prenamed, by virtue of a power of attorney dated December 30, 2004.

Which powers of attorney, after being signed ne varietur by the appearing person and the undersigned notary, will remain attached to the present deed to be filed at the same time.

Such appearing parties, represented as mentioned above, have requested the notary to inscribe as follows the articles of association of a «société anonyme» which they form between themselves:

Title I.- Denomination, Registered office, Object, Duration

Art. 1. There is hereby established a société anonyme under the name of EVRAZ GROUP S.A.

Art. 2. The registered office of the company is established in Luxembourg.

If extraordinary political or economic events occur or are imminent, which might interfere with the normal activity at the registered office, or with easy communication between this office and abroad, the registered office may be declared to have been transferred abroad provisionally until the complete cessation of these abnormal circumstances.

Such decision, however, shall have no effect on the nationality of the company. Such declaration of the transfer of the registered office shall be made and brought to the attention of third parties by the organ of the company which is best situated for this purpose under such circumstances.

Art. 3. The company is established for an unlimited period.

Art. 4. The company shall have as its business purpose the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind.

The company may participate in the establishment and development of any financial, industrial or commercial enterprises and may render any assistance by way of loans, guarantees or otherwise to subsidiaries, affiliated companies or parent companies. The company may borrow in any form and proceed to the issuance of bonds.

In general, it may take any controlling and supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purpose.

Title II.- Capital, Shares

Art. 5. The subscribed share capital at incorporation is fixed at thirty-one thousand euros (31,000.- €) divided into fifteen thousand five hundred (15,500) shares shares of two euros (2.- €) each.

The shares may be represented, at the owner's option, by certificates representing single shares or certificates representing two or more shares.

The shares may be in registered or bearer form at the option of the shareholder.

The company may, to the extent and under the terms permitted by law, purchase its own shares.

The corporate capital may be increased or reduced in compliance with the legal requirements.

Title III.- Management

Art. 6. The company is managed by a Board of Directors comprising at least three members, whether shareholders or not, who are appointed for a period not exceeding six years by the general meeting of shareholders which may at any time remove them.

The number of directors, their term and their remuneration are fixed by the general meeting of the shareholders.

Art. 7. The Board of Directors may elect from among its members a chairman.

The Board of Directors convenes upon call by the chairman, as often as the interest of the company so requires. It must be convened each time two directors so request.

Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting will constitute presence in person at the meeting; provided that all actions approved by the Directors at any such meeting will be reduced to writing in the form of resolutions.

Resolutions signed by all members of the Board of Directors will be as valid and effectual as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letter, telefax or similar communication.

Art. 8. The Board of Directors is vested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate objects of the company.

All powers not expressly reserved by law or by the present articles of association to the general meeting of shareholders fall within the competence of the Board of Directors. In particular, the Board shall have the power to purchase securities, receivables and other assets of any type, to issue bonds and debentures, to enter into loans, to create security interests over the assets of the company and to enter into interest rate and currency exchange agreements, provided that such actions have been authorized by unanimous consent of the directors. The Board of Directors may pay interim dividends in compliance with the relevant legal requirements.

Art. 9. The company will be bound in any circumstances by the joint signatures of two members of the Board of Directors unless special decisions have been reached concerning the authorized signature in case of delegation of powers or proxies given by the Board of Directors pursuant to article 10 of the present articles of association.

Art. 10. The Board of Directors may delegate its powers to conduct the daily management of the company to one or more directors, who will be called managing directors.

It may also commit the management of all the affairs of the company or of a special branch to one or more managers, and give special powers for determined matters to one or more proxyholders, selected from its own members or not, whether shareholders or not.

Art. 11. Any litigation involving the company, either as plaintiff or as defendant, will be handled in the name of the company by the Board of Directors, represented by its chairman or by the director delegated for this purpose.

Title IV.- Supervision

Art. 12. The company is supervised by one or several statutory auditors, appointed by the general meeting of shareholders which will fix their number and their remuneration, as well as the term of their office, which must not exceed six years.

Title V.- General meeting

Art. 13. The annual meeting will be held in Luxembourg at the place specified in the convening notices on June 20 at 12 noon and for the first time in the year 2006.

If such day is a legal holiday, the general meeting will be held on the next following business day.

Title VI.- Accounting year, Allocation of profits

Art. 14. The accounting year of the company shall begin on the 1st of January and shall terminate on the 31st of December of each year, with the exception of the first accounting year, which shall begin on the date of the formation of the company and shall terminate on the 31st of December 2005.

Art. 15. After deduction of any and all of the expenses of the company and the amortizations, the credit balance represents the net profits of the company. Of the net profits, five percent (5%) shall be appropriated for the legal reserve; this deduction ceases to be compulsory when the reserve amounts to ten percent (10%) of the capital of the company, but it must be resumed until the reserve is entirely reconstituted if, at any time, for any reason whatsoever, the reserve falls below 10% of the capital of the company.

The balance is at the disposal of the general meeting.

Title VII.- Dissolution, Liquidation

Art. 16. The company may be dissolved by a resolution of the general meeting of shareholders. If the company is dissolved, the liquidation will be carried out by one or more liquidators, physical or legal persons, appointed by the general meeting of shareholders which will specify their powers and fix their remuneration.

Title VIII.- General provisions

Art. 17. All matters not governed by these articles of association are to be construed in accordance with the law of August 10th, 1915 on commercial companies and the amendments thereto.

Subscription and Payment

The articles of association having thus been established, the parties appearing declare to subscribe the whole capital as follows:

1. CROSLAND GLOBAL Ltd, prenamed, fifteen thousand four hundred and ninety-nine shares	15,499
2. TMF CORPORATE SERVICES S.A., prenamed, one share	1
Total: fifteen thousand five hundred shares	15,500

All shares have been entirely subscribed and fully paid up in cash, so that the amount of thirty-one thousand euros (31,000.- €) is forthwith at the disposal of the Company, evidence thereof having been given to the notary.

Statement

The undersigned notary states that the conditions provided for in article 26 as amended of the law of August 10th 1915 on commercial companies have been observed.

Estimate of Costs

The costs, expenses, fees and charges, in whatsoever form, which are to be born by the Company or which shall be charged to it in connection with its Incorporation, have been estimated at about 1,900.- €.

Extraordinary General Meeting

The above named persons, representing the entire subscribed capital and considering themselves as duly convoked, have immediately proceeded to hold an extraordinary general meeting.

Having first verified that it was regularly constituted, they have passed the following resolutions by unanimous vote:
1) The number of directors is fixed at three (3) and that of Statutory Auditors at one (1).
2) The following persons are appointed Directors:
- TMF ADMINISTRATIVE SERVICES S.A., a Luxembourg société anonyme, with registered office at 1, Allée Scheffer, L-2520 Luxembourg, registered with the Luxembourg trade registry under number B 94.030;
- TMF SECRETARIAL SERVICES S.A., a Luxembourg société anonyme, with registered office at 1, Allée Scheffer, L-2520 Luxembourg, registered with the Luxembourg trade registry under number B 94.029;
- TMF CORPORATE SERVICES S.A., a Luxembourg société anonyme, with registered office at 1, Allée Scheffer, L-2520 Luxembourg, registered with the Luxembourg trade registry under number B 84.993.
3) The following is appointed Statutory Auditor:
ERNST & YOUNG, a Luxembourg société anonyme, with registered office at 7, Parc d'Activité Syrdall, L-5365 Munsbach, registered with the Luxembourg trade registry under number B 47.771.
4) The mandates of the Directors and Statutory Auditor shall expire immediately after the Shareholders' Meeting to be held in 2010.
5) The Company shall have its registered office at L-2520 Luxembourg, 1, Allée Scheffer.
The undersigned notary, who speaks and understands English, states herewith that on request of the above appearing person, the present deed is worded in English followed by a French version; on the request of the same appearing person and in case of divergences between the English and the French text, the English version will be prevailing.

Whereof the present notarial deed was drawn up in Luxembourg, on the date named at the beginning of this document.
The document having been read to the person appearing, known to the notary by surname, given name, civil status and residence, the said person appearing signed together with the notary the present deed.

Follows the French version

L'an deux mille quatre, le trente et un décembre,
Par devant Maître Paul Frieders, notaire de résidence à Luxembourg,

Ont comparu:
1. CROSLAND GLOBAL Ltd., ayant son siège social à Julia House, 3, Themistocles Dervis Street, 1066 Nicosia (Chypre),
représentée par Maître Thierry Becker, avocat, demeurant à Luxembourg,
en vertu d'une procuration sous seing privé du 30 décembre 2004,
2. TMF CORPORATE SERVICES S.A, ayant son siège social 1, Allée Scheffer, L-2520 Luxembourg,
représentée par Maître Thierry Becker, prénommé, en vertu d'une procuration sous seing privé du 30 décembre 2004.
Lesquelles deux prédites procurations, après avoir été signées ne varietur par le comparant et le notaire soussigné, resteront annexées au présent acte pour être enregistrées avec celui-ci.

Lesquels comparants, représentés comme dit ci-avant, ont requis le notaire instrumentant d'arrêter ainsi qu'il suit les statuts d'une société anonyme qu'ils constituent entre eux:

Titre Ier.- Dénomination, Siège social, Objet, Durée

Art. 1er. Il est formé par le présent acte une société anonyme sous la dénomination de EVRAZ GROUP S.A.

Art. 2. Le siège de la société est établi à Luxembourg.
Lorsque des événements extraordinaires d'ordre politique ou économique, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger se sont produits ou sont imminents, le siège social peut être transféré provisoirement à l'étranger jusqu'à cessation complète de ces circonstances anormales.
Une telle décision n'aura cependant aucun effet sur la nationalité de la société. Pareille déclaration de transfert du siège sera faite et portée à la connaissance des tiers par l'organe de la société qui est le mieux placé pour le faire dans ces circonstances.

Art. 3. La société est constituée pour une durée illimitée.

Art. 4. La société a pour objet la prise de participations, sous quelque forme que ce soit, dans des entreprises luxembourgeoises ou étrangères, l'acquisition par achat, souscription ou de toute autre manière, ainsi que l'aliénation par vente, échange ou de toute autre manière de titres, obligations, créances, billets et autres valeurs de toutes espèces.
La société peut participer à la création et au développement de n'importe quelle entreprise financière, industrielle ou commerciale et prêter tous concours, que ce soit par des prêts, garanties ou de toute autre manière à des sociétés filiales ou affiliées. La société peut emprunter sous toutes les formes et procéder à l'émission d'obligations.
D'une façon générale, elle peut prendre toutes mesures de contrôle et de surveillance et faire toutes opérations financières, commerciales et industrielles qu'elle jugera utiles à l'accomplissement ou au développement de son objet.

Titre II.- Capital, Actions

Art. 5. Le capital social est fixé à trente et un mille euros (31.000,- €) divisé en quinze mille cinq cents (15.500) actions d'une valeur nominale de deux euros (2,- €) chacune.
Les actions peuvent être représentées, au choix du propriétaire, par des certificats unitaires ou des certificats représentant deux ou plusieurs actions.
Les actions sont soit nominatives, soit au porteur, au choix des actionnaires.

La société peut, dans la mesure où et aux conditions auxquelles la loi le permet, procéder au rachat de ses propres actions.

Le capital social peut être augmenté ou réduit dans les conditions légales requises.

Titre III.- Administration

Art. 6. La société est administrée par un conseil composé de trois membres au moins, actionnaires ou non, nommés par l'assemblée générale, pour un terme ne pouvant dépasser six années et en tout temps révocables par elle.

Le nombre des administrateurs, la durée de leur mandat et leurs émoluments sont fixés par l'assemblée générale des actionnaires.

Art. 7. Le conseil d'administration pourra choisir un président parmi ses membres.

Le conseil d'administration se réunit sur convocation du président, aussi souvent que l'intérêt de la société l'exige. Il doit être convoqué chaque fois que deux administrateurs le demandent.

Les administrateurs peuvent participer à une réunion du conseil d'administration par voie de conférence téléphonique ou par le biais d'un moyen de communication similaire, de telle manière que tous les participants à la réunion seront en mesure d'entendre et de parler à chacun d'entre eux, et une telle participation à une réunion vaudra une présence en personne au conseil, dans la mesure où toutes mesures approuvées par le conseil d'administration lors d'une telle réunion sera reprise par écrit sous la forme de résolutions.

Les résolutions signées par tous les membres du conseil d'administration ont la même valeur juridique que celles prises lors d'une réunion du conseil d'administration dûment convoqué à cet effet. Les signatures peuvent figurer sur un document unique ou sur différentes copies de la même résolution; elles peuvent être données par lettre, fax ou tout autre moyen de communication.

Art. 8. Le conseil d'administration est investi des pouvoirs les plus étendus pour faire tous les actes d'administration et de disposition conformément à l'objet social de la société.

Tous les pouvoirs qui ne sont pas expressément réservés par la loi ou par les présents statuts à l'assemblée générale sont de la compétence du conseil d'administration. En particulier le conseil d'administration aura le pouvoir d'acquérir des valeurs mobilières, des créances et d'autres avoirs de toute nature, d'émettre des obligations, de contracter des prêts, de constituer des sûretés sur les avoirs de la société et de conclure des contrats d'échanges sur devises et taux d'intérêt, étant entendu que ces décisions devront être prises à l'unanimité par les administrateurs. Le conseil d'administration peut payer des acomptes sur dividendes en respectant les dispositions légales.

Art. 9. La société sera valablement engagée en toutes circonstances par la signature conjointe de deux administrateurs, à moins que des décisions spéciales concernant la signature autorisée en cas de délégation de pouvoirs n'aient été prises par le conseil d'administration conformément à l'article 10 des présents statuts.

Art. 10. Le conseil d'administration peut déléguer la gestion journalière de la société à un ou plusieurs administrateurs, qui seront appelés administrateurs-délégués.

Il peut aussi confier la gestion de toutes les activités de la société ou d'une branche spéciale de celles-ci à un ou plusieurs directeurs, et donner des pouvoirs spéciaux pour l'accomplissement de tâches précises à un ou plusieurs mandataires, qui ne doivent pas nécessairement être membres du conseil d'administration ou actionnaires de la société.

Art. 11. Tous les litiges dans lesquels la société est impliquée comme demandeur ou comme défendeur, seront traités au nom de la société par le conseil d'administration, représenté par son président ou par l'administrateur délégué à cet effet.

Titre IV.- Surveillance

Art. 12. La société est surveillée par un ou plusieurs commissaires nommés par l'assemblée générale, qui fixe leur nombre et leur rémunération, ainsi que la durée de leur mandat, qui ne peut excéder six ans.

Titre V.- Assemblée générale

Art. 13.- L'assemblée générale annuelle se tiendra à Luxembourg, à l'endroit spécifié dans la convocation le 20 juin à midi et pour la première fois en 2006.

Si ce jour est un jour férié, l'assemblée générale se tiendra le jour ouvrable suivant.

Titre VI.- Année sociale, Répartition des bénéfices

Art. 14. L'année sociale de la société commence le 1er janvier et finit le 31 décembre de chaque année, à l'exception de la première année sociale qui commence le jour de la constitution de la société et finit le 31 décembre 2005.

Art. 15. L'excédent favorable du bilan, après déduction de toutes les charges de la société et des amortissements, constitue le bénéfice net de la société. Il est prélevé cinq pour cent (5%) du bénéfice net pour la constitution de la réserve légale; ce prélèvement cesse d'être obligatoire lorsque ladite réserve atteint dix pour cent (10%) du capital social, mais reprend son cours si, à un moment quelconque, pour une cause quelconque, ladite réserve descend en dessous des dix pour cent du capital social.

Le reste du bénéfice est à la disposition de l'assemblée générale.

Titre VII.- Dissolution, Liquidation

Art. 16. La société peut être dissoute par décision de l'assemblée générale des actionnaires. Si la société est dissoute, la liquidation est faite par un ou plusieurs liquidateurs, personnes physiques ou morales, nommés par l'assemblée générale des actionnaires, qui détermine leurs pouvoirs et fixe leurs émoluments.



Titre VIII.- Dispositions générales

Art. 17. Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent et se soumettent aux dispositions de la loi luxembourgeoise du 10 août 1915 sur les sociétés commerciales et de ses lois modificatives.

Souscription et libération

Les statuts de la société ayant ainsi été établis, les comparants déclarent souscrire l'intégralité du capital comme suit:

1. CROSLAND GLOBAL Ltd, prénommée, quinze mille quatre cent quatre-vingt-dix-neuf actions 15.499
2. TMF CORPORATE SERVICES S.A., prénommée, une action. 1

Total: quinze mille cinq cents actions. 15.500

Toutes les actions ont été totalement libérées par des versements en espèces, de sorte que la somme de trente et un mille euros (31.000,- €) se trouve dès à présent à la libre disposition de la société, ainsi qu'il en a été justifié au notaire soussigné.

Déclaration

Le notaire soussigné déclare que les conditions prévues par l'article 26 de la loi du 10 août 1915, telle que modifié ultérieurement, sont remplies.

Frais

Le montant global des frais, dépenses, rémunérations ou charges, sous quelque forme que ce soit, qui incombent à la société ou qui sont mis à sa charge à raison de sa constitution, est évalué approximativement à 1.900,- €.

Assemblée Générale Extraordinaire

Les comparants préqualifiés, représentant la totalité du capital souscrit, se considérant comme dûment convoqués, se sont ensuite constitués en assemblée générale extraordinaire.

Après avoir constaté que la présente assemblée est régulièrement constituée, ils ont pris à l'unanimité les résolutions suivantes:

1. Le nombre des administrateurs est fixé à trois (3) et celui des commissaires à un (1).

2. Ont été appelées aux fonctions d'administrateurs:

- TMF ADMINISTRATIVE SERVICES S.A., société anonyme de droit luxembourgeois ayant son siège social 1, Allée Scheffer, L-2520 Luxembourg et inscrite au Registre du Commerce et des Sociétés de Luxembourg sous le numéro B 94.030;
- TMF SECRETARIAL SERVICES S.A., société anonyme de droit luxembourgeois ayant son siège social 1, Allée Scheffer, L-2520 Luxembourg et inscrite au registre du commerce et des Sociétés de Luxembourg sous le numéro B 94.029.
- TMF CORPORATE SERVICES S.A., société anonyme de droit luxembourgeois ayant son siège social 1, Allée Scheffer, L-2520 Luxembourg et inscrite au registre du commerce et des sociétés de Luxembourg sous le numéro B 84.993.

3. A été appelée aux fonctions de commissaire:

ERNST & YOUNG, société anonyme de droit luxembourgeois ayant son siège social 7, Parc d'Activité Syrdall, L-5365 Munsbach et inscrite au registre du commerce et des sociétés de Luxembourg sous le numéro B 47.771.

4. Le mandat des administrateurs et du commissaire expirera après l'assemblée générale des actionnaires qui se tiendra en 2010.

5. Le siège social de la société est fixé au 1, Allée Scheffer, L-2520 Luxembourg.

Le notaire soussigné, qui comprend et parle l'anglais, déclare que sur la demande du comparant, le présent acte est rédigé en anglais suivi d'une version française; à la demande du même comparant et en cas de divergences entre le texte anglais et le texte français, la version anglaise fera foi.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.

Et après lecture faite et interprétation donnée au comparant, connu du notaire instrumentaire par ses nom, prénom, état et demeure, ledit comparant a signé avec le notaire le présent acte.

Signé: Th. Becker, P. Frieders.

Enregistré à Luxembourg, le 7 janvier 2005, vol. 23CS, fol. 40, case 3. – Reçu 310 euros.

Le Receveur (signé): Muller.

Pour expédition conforme, délivrée sur papier libre, aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 25 janvier 2005. P. Frieders.

(008569.3/212/290) Déposé au registre de commerce et des sociétés de Luxembourg, le 26 janvier 2005.

Editeur: Service Central de Législation, 43, boulevard F.-D. Roosevelt, L-2450 Luxembourg
Imprimeur: Association momentanée Imprimerie Centrale / Victor Buck


SERVICE
CENTRAL
LEGISLATION

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

CIATIONS

Le

C —

cernant les sociétés commerciales
ns but lucratif.

13 septembre 2005

SOMMAIRE


SERVICE
CENTRAL
LEGISLATION

EVRAZ GROUP S.A., Société Anonyme.
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

In the year two thousand and five, on the fifth of April.
Before Maître Paul Frieders, notary residing in Luxembourg.

Was held an extraordinary general meeting of the shareholders of EVRAZ GROUP S.A., having its registered office at 1, allée Scheffer, L-2520 Luxembourg, R.C.S. Luxembourg B 105.615, incorporated by a deed of the undersigned notary on December 31, 2004, not yet published in the Mémorial C.

The meeting was presided by Mr Thierry Becker, attorney-at-law, residing in Luxembourg.

The chairman appointed as secretary Mr Frédéric Lemoine, lawyer, residing in Luxembourg.

The meeting elected as scrutineer Mr Marcus Peter, lawyer, residing in Luxembourg.

The chairman declared and requested the notary to state that:

I. The shareholders present or represented, the proxies of the shareholders represented and the number of their shares are shown on an attendance list; this attendance list having been signed by the shareholders present, the proxy holders representing the shareholders, the members of the board of the meeting and the undersigned notary, shall stay affixed to these minutes with which it will be registered.

The proxies given by the represented shareholders after having been initialled ne varietur by the members of the board of the meeting and the undersigned notary shall stay affixed in the same manner to these minutes.

II. It appears from the attendance list, that all the fifteen thousand five hundred (15,500) shares representing the entire capital of the company are present or represented at the present extraordinary general meeting, so that the meeting could validly decide on all the items of the agenda of which the shareholders have been informed before the meeting.

III. That the agenda of the meeting is the following:

1. Decision to increase the corporate capital of the company by an amount of two hundred fourteen million four hundred eight thousand six hundred and fifty Euro (EUR 214,408,650) so as to raise it from its present amount of thirty-one thousand Euro (EUR 31,000) to two hundred fourteen million four hundred thirty-nine thousand six hundred and fifty Euro (EUR 214,439,650) by the creation and the issue of one hundred seven million two hundred four thousand three hundred and twenty-five (107,204,325) new shares of a par value of two Euro (EUR 2) each.

2. Subscription by CROSLAND GLOBAL LIMITED, a company having its registered office at Julia House, 3 Themistocles Dervis Street, 1066 Nicosia, Cyprus, of the one hundred seven million two hundred four thousand three hundred and twenty-five (107,204,325) new shares and payment by a contribution in kind of all its assets and all its liabilities.

3. Reduction of the corporate capital of the company by an amount of thirty thousand nine hundred and ninety-eight Euro (EUR 30,998) to bring it to two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652) by the cancellation of fifteen thousand four hundred and ninety-nine (15,499) own shares held by the company in its portfolio.

4. Subsequent amendment of the first paragraph of Article 6 of the Articles of Incorporation in order to reflect such capital increase and reduction.

After this had been set forth by the Chairman and acknowledged by the members of the board of the meeting, the meeting proceeded to the agenda.

The meeting having considered the agenda, the Chairman submitted to the vote of the members of the meeting the following resolutions which were taken unanimously.

First resolution

The meeting decides to increase the corporate capital of the company by an amount of two hundred fourteen million four hundred eight thousand six hundred and fifty Euro (EUR 214,408,650) so as to raise it from its present amount of thirty-one thousand Euro (EUR 31,000) to two hundred fourteen million four hundred thirty-nine thousand six hundred and fifty Euro (EUR 214,439,650) by the creation and the issue of one hundred seven million two hundred four thousand three hundred and twenty-five (107,204,325) new shares of a par value of two Euro (EUR 2) each.

Subscription

Thereupon CROSLAND GLOBAL LIMITED, a company having its registered office at Julia House, 3 Themistocles Dervis Street, 1066 Nicosia, Cyprus, here represented by Mr Thierry Becker, prenamed, by virtue of a proxy given on March 30, 2005, has declared to subscribe to all of the new shares and to pay them at a total price of by two hundred fourteen million four hundred eight thousand six hundred and fifty Euro (EUR 214,408,650) by the contribution in kind effected by the subscriber of all its assets and liabilities together constituting its entire net equity.

According to the report established by DELOITTE & TOUCHE S.A. mentioned hereafter, all the assets and all the liabilities comprise the following as at December 31, 2004:

Assets:

- receivables from shareholders: two thousand US Dollars (2,000 USD);
- fifteen thousand four hundred and ninety-nine (15,499) shares free of all liens, charges and encumbrances representing ninety-nine point ninety-nine per cent (99.99%) of the entire share capital of EVRAZ GROUP S.A., a company with registered office at 1, allée Scheffer, L-2520 Luxembourg, valued at forty-two thousand US Dollars (42,000 USD);
- two hundred and eighty-seven million five hundred and nineteen thousand six hundred and sixty-six (287,519,666) ordinary shares inclusive free of all liens, charges and encumbrances representing ninety-five point eighty-three percent (95.83%) of the entire share capital of MASTERCROFT LIMITED, a Cypriot limited liability company having its registered office at Julia House, 3 Themistocles Dervis Street, 1066 Nicosia, Cyprus.

Liabilities:

- Loan from CROSLAND LIMITED: forty two thousand US Dollars (42,000 USD).

Evidence of the value of the assets and liabilities has been given to the undersigned notary, by a report established according to articles 26-1 and 32-1 (5) of the law of August 10, 1915 as amended on commercial companies by DELOITTE & TOUCHE S.A. with registered office at 560, rue de Neudorf, L-2220 Luxembourg dated April 5, 2005 which report signed ne varietur by the appearing persons and the undersigned notary shall stay affixed to this minute, with which it will be registered.

The conclusion of said report is the following:

«*Conclusion:*

Based on the verification procedures applied as described above, nothing has come to our attention that causes us to believe that the value of the Contribution is not at least equal to the number and value of the 107,204,325 ordinary shares of a par value of EUR 2 each to be issued without share premium.

We have no further comment to make on the value of the Contribution.

This report is produced solely for the purposes of meeting the requirements of Articles 26-1 and 32-1(5) of the modified law of August 10th, 1915 on Commercial Companies and should not be used for any other purpose without our express written consent.»

The assets and liabilities so contributed to the company have been valued at two hundred and fourteen million four hundred and eight thousand six hundred and fifty Euro (EUR 214,408,650).

Second resolution

The meeting decides to reduce the corporate capital by an amount of thirty thousand nine hundred and ninety-eight Euro (EUR 30,998) to bring it to two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652) by the cancellation of fifteen thousand four hundred and ninety-nine (15,499) own shares held by the company in its portfolio.

Third resolution

As a consequence of the foregoing resolutions, the first paragraph of Article 5 of the Articles of Incorporation is amended and now read as follows:

«**Art. 5. (1st paragraph).** The subscribed share capital is fixed at two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652) divided into one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) shares of two Euro (EUR 2) each.»

Estimate of costs

The costs, expenses, remuneration or charges in any form whatsoever incumbent to the company and charged to it by reason of the present deed are assessed at EUR 7,000.

The contribution in kind consisting in all the assets and liabilities of a company incorporated in the European Union, the company refers to Article 4-1 of the law of December 29, 1971 which provides for capital tax exemption.

There being no further business before the meeting, the same was thereupon adjourned.

The undersigned notary who understands and speaks English, states herewith that upon request of the above appearing persons, this deed is worded in English, followed by a French version and that in case of any divergences between the English and the French text, the English version shall be prevailing.

Whereof the present notarial deed was drawn up in Luxembourg, on the day named at the beginning of this document.

The document having been read to the appearing persons, all of whom are known to the notary by their names, surnames, civil status and residences, the said persons appearing signed together with the notary the present original deed.

Follows the French version:

L'an deux mille cinq, le cinq avril.

Par-devant Maître Paul Frieders, notaire de résidence à Luxembourg.

S'est tenue l'assemblée générale extraordinaire des actionnaires de la société EVRAZ GROUP S.A., société anonyme, avec siège social au 1, allée Scheffer, L-2520 Luxembourg, R.C.S Luxembourg B 105.615, constituée suivant acte reçu par le notaire instrumentaire en date du 31 décembre 2004, non encore publié au Mémorial C.

La séance est ouverte sous la présidence de Maître Thierry Becker, avocat, demeurant à Luxembourg.

Le président désigne comme secrétaire Monsieur Frédéric Lemoine, juriste, demeurant à Luxembourg.

L'assemblée choisit comme scrutateur Monsieur Marcus Peter, juriste, demeurant à Luxembourg.

Le président expose et prie le notaire d'acter:

I. Que les actionnaires présents ou représentés, les mandataires des actionnaires représentés et le nombre d'actions qu'ils détiennent sont renseignés sur une liste de présence; cette liste de présence, après avoir été signée par les actionnaires présents, les mandataires des actionnaires représentés, les membres du bureau et le notaire soussigné, restera annexée au présent procès-verbal pour être soumise avec lui aux formalités de l'enregistrement.

Resteront pareillement annexées aux présentes les procurations des actionnaires représentés après avoir été paraphées ne varietur par les membres du bureau et le notaire instrumentaire.

II. Il résulte de cette liste de présence que toutes les quinze mille cinq cents (15.500) actions représentant l'entièreté du capital sont présentes ou représentées à la présente assemblée générale extraordinaire et que la présente assemblée est donc régulièrement constiué et peut valablement délibérer sur son ordre du jour, duquel les actionnaires déclarent avoir eu préalablement connaissance.

III. Que la présente assemblée générale extraordinaire a pour ordre du jour:

1. Augmentation du capital social de la Société d'un montant de deux cent quatorze millions quatre cent huit mille six cent cinquante euros (214.408.650 EUR) pour le porter de son montant actuel de trente et un mille euros (31.000 EUR) à deux cent quatorze millions quatre cent trente-neuf mille six cent cinquante euros (214.439.650 EUR), par la création et l'émission de cent sept millions deux cent quatre mille trois cent vingt-cinq (107.204.325) nouvelles actions d'une valeur nominale de deux euros (2 EUR) chacune.

2. Souscription par CROSLAND GLOBAL LIMITED, une société dont le siège social se situe au 3 Themistocles Dervis Street, Julia House, 1066 Nicosie Chypre de cent sept millions deux cent quatre mille trois cent vingt-cinq (107.204.325) nouvelles actions par un apport en nature de l'ensemble de son actif et passif.

3. Réduction du capital social de la Société d'un montant de trente mille neuf cent quatre-vingt-dix-huit euros (30.998 EUR) pour le ramener à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652 EUR) par l'annulation de quinze mille quatre cent quatre-vingt-dix-neuf (15.499) de ses actions que la Société détient en portefeuille.

4. Modification du premier paragraphe de l'article 6 des statuts afin qu'il reflète l'augmentation et la réduction de capital proposées.

Ces faits exposés et reconnus exacts par l'assemblée, celle-ci passe à l'ordre du jour.

Après délibération, le président met aux voix les résolutions suivantes qui ont été adoptées à l'unanimité:

Première résolution

L'assemblée décide d'augmenter le capital social de la Société d'un montant de deux cent quatorze millions quatre cent huit mille six cent cinquante euros (214.408.650 EUR) pour le porter de son montant actuel de trente et un mille euros (31.000 EUR) à deux cent quatorze millions quatre cent trente-neuf mille six cent cinquante euros (214.439.650 EUR) par la création et l'émission de cent sept millions deux cent quatre mille trois cent vingt-cinq (107.204.325) nouvelles actions d'une valeur nominale de deux euros (2 EUR) chacune.

Souscription

Sur ce, CROSLAND GLOBAL LIMITED, une société dont le siège social se situe au 3 Themistocles Dervis Street, Julia House, 1066 Nicosie, Chypre, ici représentée par Maître Thierry Becker, prénommé, en vertu d'une procuration donnée le 30 mars 2005, déclare souscrire à la totalité des nouvelles actions et les payer au prix total de deux cent quatorze millions quatre cent huit mille six cent cinquante euros (214.408.650 EUR) par un apport en nature effectué par le souscripteur de son actif et passif constituant son entier actif net.

D'après le rapport établi par DELOITTE & TOUCHE S.A. dont question ci-après, l'actif et le passif comprennent au 31 décembre 2004:

Actif:

- Créances envers les actionnaires: deux mille dollars US (2.000 USD);
- Quinze mille quatre cent quatre-vingt-dix-neuf (15.499) actions libres de toutes charges quelconques représentant quatre-vingt-dix-neuf virgule quatre-vingt-dix-neuf pour cent (99,99%) de l'intégralité du capital social d'EVRAZ GROUP S.A., une société dont le siège social se situe au 1, allée Scheffer, L-2520 Luxembourg, évaluées à quarante-deux mille dollars US (42.000 USD);
- Deux cent quatre-vingt-sept millions cinq cent dix-neuf mille six cent soixante-six (287.519.666) actions ordinaires libres de toutes charges quelconques représentant quatre-vingt-quinze virgule quatre-vingt-trois pour cent (95,83%) de l'intégralité du capital social de MASTERCROFT LIMITED, une société chypriote dont le siège social se situe au, 3 Themistocles Street, Julia House, 1066 Nicosie, Chypre.

Passif:

- Prêt de CROSLAND LIMITED: quarante-deux mille dollars US (42.000 USD).

La preuve de la valeur de l'actif et du passif apportés a été fournie au notaire instrumentaire par un rapport établi selon les articles 26-1 et 32-1 (5) de la loi du 10 août 1915 modifiée sur les sociétés commerciales par DELOITTE & TOUCHE S.A., réviseur d'entreprise dont le siège social se situe au 560, rue de Neudorf, L-2220 Luxembourg daté du 5 avril 2005. Le rapport signé «ne varietur» par les personnes comparantes et le notaire soussigné restera annexé au présent procès-verbal pour être soumis avec lui aux formalités de l'enregistrement.

La conclusion dudit rapport est la suivante:

«Conclusion:

Based on the verification procedures applied as described above, nothing has come to our attention that causes us to believe that the value of the Contribution is not at least equal to the number and value of the 107,204,325 ordinary shares of a par value of EUR 2 each to be issued without share premium.

We have no further comment to make on the value of the Contribution.

This report is produced solely for the purposes of meeting the requirements of Articles 26-1 and 32-1(5) of the modified law of August 10th, 1915 on Commercial Companies and should not be used for any other purpose without our express written consent.»

L'actif et le passif apportés à la Société ont été évalués à deux cent quatorze millions quatre cent huit mille six cent cinquante euros (214.408.650 EUR).

Deuxième résolution

L'assemblée décide de réduire le capital social d'un montant de trente mille neuf cent quatre-vingt-dix-huit euros (30.998 EUR) pour le ramener à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652 EUR) par l'annulation de quinze mille quatre cent quatre-vingt-dix-neuf (15.499) de ses actions que la Société détient en portefeuille.


LEG

Troisième résolution

En conséquence des résolutions qui précèdent, le premier paragraphe de l'Article 5 des statuts est modifié et aura dorénavant la teneur suivante:

«**Art. 5. (1er paragraphe).** Le capital social souscrit est fixé à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652 EUR), représenté par cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions d'une valeur nominale de deux euros (2 EUR) chacune.»

Dépenses

Les frais, dépenses, rémunérations et charges sous quelque forme que ce soit incombant à la société en raison du présent acte sont évalués à EUR 7.000.

L'apport en nature consistant en l'ensemble de l'actif et du passif d'une société immatriculée dans l'Union Européenne, la société se réfère à l'Article 4-1 de la loi du 29 décembre 1971 qui prévoit une exemption sur l'impôt sur le capital.

Plus rien n'étant à l'ordre du jour, la séance est levée.

Le notaire instrumentaire, qui comprend et parle l'anglais, déclare qu'à la requête des comparants, le présent acte est rédigé en anglais, suivi par une version française. A la requête des mêmes comparants, en cas de divergence entre le texte français et anglais, la version anglaise fera foi.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.

Et après lecture faite et interprétation donnée aux comparants, qui sont tous connus du notaire instrumentaire par leurs nom, prénom, état et demeure, les membres du bureau ont signé ensemble avec le notaire le présent acte.

Signé: T. Becker, F. Lemoine, M. Peter, P. Frieders.

Enregistré à Luxembourg, le 8 avril 2005, vol. 147S, fol. 75, case 12. – Reçu 12 euros.

Le Receveur (signé): J. Tholl.

Pour expédition conforme, délivrée, sur papier libre, aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 27 avril 2005. P. Frieders.

(035685.3/212/216) Déposé au registre de commerce et des sociétés de Luxembourg, le 3 mai 2005.



MEMORIAL
Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL
Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 898 **15 septembre 2005**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Extrait des résolutions de l'Assemblée Générale Extraordinaire de la société adoptées le 21 avril 2005

Il résulte des résolutions que:

1. Les démissions avec effet au 21 avril 2005 de TMF CORPORATE SERVICES S.A., TMF ADMINISTRATIVE SERVICES S.A. et TMF SECRETARIAL SERVICES S.A. en tant qu'administrateurs de la Société ont été acceptées.

2. L'augmentation du nombre d'administrateurs de trois à six a été décidée.

3. M. Alexander G. Abramov avec adresse professionnelle à Dolgorukovskaya 15, bâtiments 4 et 5, Moscou 127006, Russie,

- Mr. Alexander V. Frolov, avec adresse professionnelle à Dolgorukovskaya 15, bâtiments 4 et 5, Moscou 127006, Russie,

- M. Valéry I. Khoroshkovsky avec adresse professionnelle à Dolgorukovskaya 15, bâtiments 4 et 5, Moscou 127006, Russie,

- M. James W. Campbell, résidant au 91 East Avenue, Athol, Sandton, Johannesburg 2146, Afrique du Sud,

- M. Peter Daresbury, résidant à Hall Lane Farm, Daresbury, Warrington, Cheshire, WA4 4AF, Grande-Bretagne,

- M. Terry J. Robinson, résidant à The Corner House, 34 Burkes Road, Beaconsfield, Bucks. HP9 1PN, Grande-Bretagne,

ont été nommés administrateurs de la Société avec effet au 21 avril 2005. Leurs mandats respectifs expireront lors de la tenue de l'assemblée générale des actionnaires statuant sur l'approbation des comptes pour l'année se clôturant au 31 décembre 2005.

Luxembourg, le 29 avril 2005.

Pour extrait conforme

A. Schmitt

Mandataire

Enregistré à Luxembourg, le 4 mai 2005, réf. LSO-BE00712. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(036656.3/275/30) Déposé au registre de commerce et des sociétés de Luxembourg, le 9 mai 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

Extract from the resolutions of the Extraordinary Shareholders' Meeting of the company adopted on April 21, 2005

It resulted from the resolutions that:
1. The resignations effective as of April 21, 2005 of TMF CORPORATE SERVICES S.A., TMF ADMINISTRATIVE SERVICES S.A. and TMF SECRETARIAL SERVICES S.A. as directors of the Company were accepted.
2. The increase in the number of directors from three to six was decided.
3. Mr. Alexander G. Abramov with professional address at Dolgorukovskaya 15, buildings 4 and 5, Moscow 127006, Russia,
- Mr. Alexander V. Frolov with professional address at Dolgorukovskaya 15, buildings 4 and 5, Moscow 127006, Russia,
- Mr. Valéry I. Khoroshkovsky with professional address at Dolgorukovskaya 15, buildings 4 and 5, Moscow 127006, Russia,
- Mr. James W. Campbell, residing at 91 East Avenue, Athol, Sandton, Johannesburg 2146, South Africa,
- Mr. Peter Daresbury, residing at Hall Lane Farm, Daresbury, Warrington, Cheshire, WA4 4AF, Great-Britain,
- Mr. Terry J. Robinson, residing at The Corner House, 34 Burkes Road, Beaconsfield, Bucks. HP9 1PN, Great-Britain

were appointed as directors of the Company effective as of April 21, 2005. Their respective terms of office would expire during the shareholders' meeting ruling on the approval of the financial statements for the year ending December 31, 2005.

Luxembourg, April 29, 2005.
For certified true notice
A. Schmitt
Representative
Registered in Luxembourg, on May 4, 2005, ref. LSO-BE00712. – Received 14 euros.
The Collector (signed): D. Hartmann
(036656.3/275/30) Filed with the Registry of Commerce and Companies of Luxembourg on May 9, 2005.


SERVICE
CENTRAL
LEGISLATION

MEMORIAL

Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL

Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 927 **22 septembre 2005**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand and five, on the nineteenth of April.
Before Maître Paul Frieders, notary, residing in Luxembourg.

Was held the Extraordinary General Meeting of the shareholders of EVRAZ GROUP S.A., a public limited liability company incorporated under the laws of Luxembourg, having its registered office in L-2520 Luxembourg, 1, allée Scheffer, registered with the Luxembourg Register of Commerce and Companies under number B 105.615 incorporated by deed of the undersigned notary on December 31, 2004, not yet published in the Mémorial C. The Articles of Association have been amended by a deed of the undersigned notary on April 5, 2005, not yet published in the Mémorial C.

The meeting was presided by Mr. Thierry Becker, attorney-at-law, residing in Luxembourg.

The Chairman appointed as secretary Mr. Marcus Peter, lawyer, residing in Luxembourg.

The meeting elected as scrutineer Mr. Frédéric Lemoine, lawyer, residing in Luxembourg.

The board of the meeting having thus been constituted, the Chairman declared and requested the notary to state that:

I. The agenda of the meeting is the following:

Restatement of the Articles of Association of the corporation substantially as attached to the proxies and notably the social object, which will have the following content:

«**Art. 4.** The company shall have as its business purpose the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind, entering into leases, including financial leases, dealing in commodities that are not securities, acquisition of assets generally, selling assets generally, giving security, giving and receiving indemnities and security.

The company may participate in the establishment and development of any financial, industrial or commercial enterprises, including the trusts and unincorporated associations, and may render any assistance by way of loans, guarantees, security or otherwise to subsidiaries, affiliated companies or parent companies. The company may borrow in any form and proceed to the issuance of bonds.

The company may carry on any business or activity whatsoever which may seem to the Board of Directors capable of being advantageously carried on in connection or in conjunction with or as ancillary to any of the foregoing or activities which the Board of Directors may consider expedient with a view to rendering profitable or enhancing directly or indirectly the value of the Company's undertaking or any of its property or assets.

In general, it may take any controlling and supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purpose.»

II. The shareholders present or represented, the proxies of the shareholders represented and the number of their shares are shown on an attendance list; this attendance list having been signed by the shareholders present, the proxyholders representing the shareholders, the members of the board of the meeting and the undersigned notary, shall stay affixed to these minutes with which it will be registered.

The proxies given by the represented shareholders after having been initialled ne varietur by the members of the board of the meeting and the undersigned notary shall stay affixed in the same manner to these minutes.

III. It appears from the attendance list that all the one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) shares, representing the whole share capital of two hundred fourteen million four hundred and eight thousand six hundred fifty-two euro (EUR 214,408,652.-) are represented at the present Extraordinary General Meeting.

IV. The meeting is therefore regularly constituted and can validly deliberate on the agenda, of which the shareholders have been informed before the meeting.

V. After this had been set forth by the Chairman and acknowledged by the members of the board of the meeting, the meeting proceeded to the agenda. The meeting having considered the agenda, the Chairman submitted to the vote of the members of the meeting the following resolution, which was taken unanimously:

Resolution

The meeting resolves to restate the Articles of Association of the corporation, which shall henceforth have the following wording:

Title I. Denomination, Registered Office, Object, Duration

Art. 1. There is hereby established a société anonyme under the name of EVRAZ GROUP S.A.

Art. 2. The registered office of the company is established in Luxembourg.

If extraordinary political or economic events occur or are imminent, which might interfere with the normal activity at the registered office, or with easy communication between this office and abroad, the registered office may be declared to have been transferred abroad provisionally until the complete cessation of these abnormal circumstances.

Such decision, however, shall have no effect on the nationality of the company. Such declaration of the transfer of the registered office shall be made and brought to the attention of third parties by the organ of the company which is best situated for this purpose under such circumstances.

Art. 3. The company is established for an unlimited period.

Art. 4. The company shall have as its business purpose the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind, entering into leases, including financial leases, dealing in commodities that are not securities, acquisition of assets generally, selling assets generally, giving security, giving and receiving indemnities and security.

The company may participate in the establishment and development of any financial, industrial or commercial enterprises, including the trusts and unincorporated associations, and may render any assistance by way of loans, guarantees, security or otherwise to subsidiaries, affiliated companies or parent companies. The company may borrow in any form and proceed to the issuance of bonds.

The company may carry on any business or activity whatsoever which may seem to the Board of Directors capable of being advantageously carried on in connection or in conjunction with or as ancillary to any of the foregoing or activities which the Board of Directors may consider expedient with a view to rendering profitable or enhancing directly or indirectly the value of the Company's undertaking or any of its property or assets.

In general, it may take any controlling and supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purpose.

Title II. Capital, Shares

Art. 5. The subscribed share capital is fixed at two hundred fourteen million four hundred and eight thousand six hundred fifty-two Euro (EUR 214,408,652.-) divided into one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) shares of two Euro (EUR 2.-) each.

The shares may be represented, at the owner's option, by certificates representing single shares or certificates representing two or more shares.

The shares may be in registered or bearer form at the option of the shareholder.

The company may, to the extent and under the terms permitted by law, purchase its own shares.

The corporate capital may be increased or reduced in compliance with the legal requirements.

Title III. Management

Art. 6. The Company is managed by a Board of Directors consisting of seven to nine members (as may be determined by the general meeting of shareholders), whether shareholders or not, who are appointed for a period not exceeding one year by the general meeting of shareholders which may at any time remove them.

In the event that a vacancy should arise on the Board of Directors as a result of the death or resignation of any director, or for any other reason, the remaining directors shall be authorised to fill the vacancy on a temporary basis, until the date of the next general meeting of shareholders, which shall make a permanent appointment to fill the vacancy.

The number of directors, their term and their remuneration are fixed by the general meeting of the shareholders.

Art. 7. The Board of Directors may elect from among its members a chairman.

The Board of Directors may appoint a secretary of the Board of Directors. The secretary shall carry out such duties as may be assigned to him/her by the Board of Directors from time to time.

The Board of Directors convenes upon call by the chairman, as often as the interest of the Company so requires. It must be convened each time two directors so request. The chairman or secretary of the Board of Directors shall inform each director by sending written notifications on the scheduled meeting (together with the agenda and related distributed materials) not later than 3 (three) days prior to the scheduled date of the meeting.

The chairman, taking into account suggestions from other members of the Board of Directors and the Chief Executive Officer, will set the agenda for each meeting of the Board of Directors and will distribute this agenda in advance to each director (provided that the first meeting of the Board of Directors after their appointment shall be initiated by the shareholders and the shareholders shall be responsible for the distribution of the agenda).

All information relevant to the Board's understanding of matters to be discussed at an upcoming Board meeting should be distributed in writing or electronically to all members in advance, whenever feasible and appropriate. In preparing this information, management should ensure that the materials distributed are as concise as possible, yet give directors sufficient information to make informed decisions.

At any meeting of the Board of Directors, each director shall have one vote. Each director is expected to attend the meetings except if unusual circumstances make attendance impracticable. In such case, such director who is absent from any meeting may nominate any other director to act as his alternate and to vote in his place at the meeting.

The Board of Directors shall validly resolve on any matter if at least four of its members are present or represented. Decisions shall be taken by a majority of the votes of directors present or represented at such meeting. The chairman of the board shall not have a casting vote.



Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting will constitute presence in person at the meeting; provided that all actions approved by the Directors at any such meeting will be reduced to writing in the form of resolutions.

Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor.

Resolutions signed by all members of the Board of Directors will be as valid and effectual as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letter, telefax or similar communication.

Art. 8. The Board of Directors is invested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate objects. All powers not expressly reserved by law or by the present articles of association to the general meeting of shareholders fall within the competence of the Board of Directors.

Art. 9. The Company will be bound in any circumstances towards third parties by either (i) the signature of the CEO in case of delegation of powers or proxies given by the Board of Directors pursuant to articles 10 and 11 of the present articles of association, or (ii) the signature of two directors (provided that one of them is the CEO).

Art. 10. The Board of Directors may designate a remuneration committee, an audit committee and one or more other committees. Each committee designated by the Board of Directors shall consist of such number of directors as from time to time may be fixed by the Board of Directors, and may also include individuals who are not directors. The Board of Directors may also designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Thereafter, members (and alternate members, if any) of each such committee may be designated by the Board of Directors. Any such committee may be abolished or re-designated from time to time by the Board of Directors. Each member (and each alternate member) of any such committee shall hold office until his or her successor shall have been designated or until his or her earlier death, resignation or removal.

The remuneration committee shall perform such duties as may be assigned to it from time to time by the Board of Directors which duties shall include a consultative role in all matters relating to the award and exercise of stock options by any member of the Board of Directors and all matters relating to the remuneration of the management and employees of the Company. The remuneration committee stays informed as to market levels of compensation and, based on evaluations, recommends compensation levels and systems to the Board of Directors.

The audit committee shall perform such duties as may be assigned to it from time to time by the Board of Directors in its terms of reference relating to such matters as the oversight of audit functions, financial reporting and internal control principles. The committee shall have a consultative role in relation to the appointment, compensation, retention and oversight of the Company's independent auditors.

Any other committee formed by the Board of Directors, except as otherwise provided in this article, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors.

The Board of Directors may from time to time request the members of the remuneration committee, the audit committee or any other committee to consider certain matters and report on their findings to the Board of Directors.

The remuneration committee, the audit committee and any other committee formed by the Board of Directors shall not have the power or authority: a) to approve or adopt any action or matter expressly required by the applicable laws of the Grand Duchy of Luxembourg to be submitted to the shareholders for approval; or b) adopt, amend or repeal any provision of the articles of association of the Company.

Each such committee may fix its own rules of procedure and may meet at such place (within or outside the Grand Duchy of Luxembourg), at such time and upon such notice, if any, as it shall determine from time to time. Each such committee may keep minutes of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following any such proceedings. Except as may be otherwise provided in the resolution creating such committee, at all meetings of any committee the presence of members (or alternate members) constituting a majority of the total membership of such committee shall constitute a quorum for the transaction of business. The act of the majority of the members present at any meeting at which a quorum is present shall be the act of such committee. Any action required or permitted to be taken at any meeting of any such committee may be taken without a meeting, if all members of such committee shall consent to such action in writing and such writing or writings are filed with the minutes of the proceedings of the committee. The members of any such committee shall act only as a committee, and the individual members of such committee shall have no power as such.

Members of any committee designated by the Board of Directors may participate in a meeting of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. In the event of the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any member (and any alternate member) of any committee may resign at any time by delivering written notice of resignation, signed by such member, to the chairman of the Board of Directors. Unless otherwise specified therein such resignation shall take effect upon delivery. Any member (and any alternate member) of any committee may be removed

from his or her position as a member (or alternate member, as the case may be) of such committee at any time, either for or without cause, by resolution adopted by the Board of Directors.

If any vacancy shall occur in any committee, by reason of disqualification, death, resignation, removal or otherwise, the remaining members (and any alternate members) shall continue to act, and any such vacancy may be filled by the Board of Directors.

Art. 11. The Board of Directors may give special powers relating to the daily management of all or part of the business of the Company to one or more proxyholders (fondés de pouvoir). Any such proxyholder shall not be required to be a director or a shareholder. The giving of such special powers to a member of the Board of Directors is subject to the prior authorization of a general meeting of the shareholders. The Board of Directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate. In particular the Board of Directors shall designate:

(i) an «administrateur-délégué / délégué à la gestion journalière» to whom the day-to-day management of the Company shall be entrusted and who shall be called the «Chief Executive Officer»; the Chief Executive Officer shall be the primary operating officer of the Company and shall be responsible for the day-to-day general management of the Company's management. He shall see that all order and resolutions of the Board of Directors of the Company and of any committee established by the Board of Directors are carried into effect and shall perform all those duties incidental to the office of Chief Executive Officer as may be from time to time, prescribed by the Board of Directors; and

(ii) a «Chief Financial Officer» who shall (a) provide for the custody of the funds or other property of the Company and shall keep a separate book account of the same to the credit of the Company, (b) collect and receive or provide for the collection and receipt of moneys earned by or in any manner due or received by the Company, (c) deposit all funds in his or her custody as Chief Financial Officer in such banks or places of deposit as the Board of Directors may from time to time designate, (d) whenever so required by the Board of Directors, render an account showing his or her transactions as Chief Financial Officer and the financial condition of the Company and (e) in general discharge such other duties as may from time to time be assigned by the Board of Directors.

The Board of Directors shall have all powers to create new positions as it may from time to time deem appropriate.

Art. 12. Subject to the provisions of the law but without prejudice to any indemnity to which a director may otherwise be entitled, every director of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Art. 13. Any litigation involving the company, either as plaintiff or as defendant, will be handled in the name of the company by the Board of Directors, represented by its chairman or by the director delegated for this purpose.

Title IV. Supervision

Art. 14. The company is supervised by one or several statutory auditors, appointed by the general meeting of shareholders which will fix their number and their remuneration, as well as the term of their office, which must not exceed six years.

Title V. General meeting

Art. 15. The annual meeting will be held in Luxembourg at the place specified in the convening notices on June 20 at 12.00 a.m. of each year and for the first time in the year 2006.

If such day is a legal holiday, the general meeting will be held on the next following business day.

Title VI. Accounting year, Allocation of profits

Art. 16. The accounting year of the company shall begin on the 1st of January and shall terminate on the 31st of December of each year, with the exception of the first accounting year, which shall begin on the date of the formation of the company and shall terminate on the 31st of December 2005.

Art. 17. After deduction of any and all of the expenses of the company and the amortizations, the credit balance represents the net profits of the company. Of the net profits, five percent (5%) shall be appropriated for the legal reserve; this deduction ceases to be compulsory when the reserve amounts to ten percent (10%) of the capital of the company, but it must be resumed until the reserve is entirely reconstituted if, at any time, for any reason whatsoever, the reserve falls below 10% of the capital of the company.

The balance is at the disposal of the general meeting.

Title VII. Dissolution, Liquidation

Art. 18. The company may be dissolved by a resolution of the general meeting of shareholders. If the company is dissolved, the liquidation will be carried out by one or more liquidators, physical or legal persons, appointed by the general meeting of shareholders which will specify their powers and fix their remuneration.

Title VIII. General provisions

Art. 19. All matters not governed by these articles of association are to be construed in accordance with the law of August 10th, 1915 on commercial companies and the amendments thereto.

There being no further business before the meeting, the same was thereupon adjourned.

The undersigned notary who understands and speaks English, states herewith that upon request of the above appearing persons, this deed is worded in English, followed by a French version and that in case of any divergences between the English and the French text, the English version shall be prevailing.

Whereof the present notarial deed was drawn up in Luxembourg, on the day named at the beginning of this document.

The document having been read to the appearing persons, all of whom are known to the notary by their names, surnames, civil status and residences, the said persons appearing signed together with the notary the present original deed.

Follows the French version:

L'an deux mille cinq, le dix-neuf avril.

Par-devant Maître Paul Frieders, notaire de résidence à Luxembourg.

S'est tenue l'Assemblée Générale Extraordinaire des actionnaires de la société EVRAZ GROUP S.A., société anonyme de droit luxembourgeois, avec siège social à, L-2520 Luxembourg, 1, allée Scheffer, enregistrée au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire instrumentaire en date du 31 décembre 2004, non encore publié au Mémorial C. Les statuts on été modifiés suivant acte reçu par le notaire instrumentaire en date du 5 avril 2005 non encore publié au Mémorial C.

La séance est ouverte sous la présidence de Maître Thierry Becker, avocat, demeurant à Luxembourg.

Le président désigne comme secrétaire Monsieur Marcus Peter, juriste, demeurant à Luxembourg.

L'assemblée choisit comme scrutateur Monsieur Frédéric Lemoine, juriste, demeurant à Luxembourg.

Le bureau ayant été constitué, le président expose et prie le notaire d'acter:

I. Que la présente assemblée générale extraordinaire a pour ordre du jour:

1. Refonte des statuts de la société tels qu'annexés aux procurations et notamment modification de l'objet social de la société qui aura la teneur suivante:

«**Art. 4.** La société a pour objet la prise de participations, sous quelque forme que ce soit, dans des entreprises luxembourgeoises ou étrangères, l'acquisition par achat, souscription ou de toute autre manière, ainsi que l'aliénation par vente, échange ou de toute autre manière de titres, obligations, créances, billets et autres valeurs de toutes espèces, la conclusion de leasings notamment de leasings financiers, la gestion de produits autres que des titres, l'acquisition d'actifs en général, la vente d'actifs en général, la constitution de sûretés et la constitution et l'obtention d'indemnités et de sûretés.

La société peut participer à la création et au développement de n'importé quelle entreprise financière, industrielle ou commerciale, notamment les trusts et associations non constituées sous forme sociétaire et apporter tous concours, que ce soit par des prêts, garanties, sûretés ou par toute autre manière à toutes filiales, sociétés mères ou sociétés filles. La société peut emprunter sous toutes les formes et procéder à l'émission d'obligations.

La société peut poursuivre toute affaire ou activité quelle qu'elle soit qui peut sembler au Conseil d'Administration pouvoir être avantageusement poursuivie, en relation ou conjointement avec ou comme accessoire de tout ce qui a été précité, ou d'activités que le Conseil d'Administration peut considérer comme opportunes dans le but de rentabiliser ou d' améliorer directement ou indirectement la valeur de la Société ou de ses actifs ou propriétés.

D'une façon générale, elle peut prendre toutes mesures de contrôle et de surveillance et faire toutes opérations qu'elle jugera utiles à l'accomplissement et au développement de son objet.»

II. Que les actionnaires présents ou représentés, les mandataires des actionnaires représentés et le nombre d'actions qu'ils détiennent sont renseignés sur une liste de présence; cette liste de présence, après avoir été signée par les actionnaires présents, les mandataires des actionnaires représentés, les membres du bureau et le notaire soussigné, restera annexée au présent procès-verbal pour être soumise avec lui aux formalités de l'enregistrement.

Resteront pareillement annexées aux présentes les procurations des actionnaires représentés après avoir été paraphées ne varietur par les membres du bureau et le notaire instrumentaire.

III. Il résulte de cette liste de présence que les cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions représentant l'entier capital de deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (EUR 214.408.652,-) sont représentées à la présente assemblée générale extraordinaire.

IV. Que la présente assemblée est donc régulièrement constituée et peut valablement délibérer sur son ordre du jour, duquel les actionnaires déclarent avoir eu préalablement connaissance.

V. Ces faits exposés et reconnus exacts par l'assemblée, celle-ci passe à l'ordre du jour. Après délibération, le président met aux voix la résolution suivante qui a été adoptée à l'unanimité:

Résolution unique

L'assemblée décide de procéder à une refonte des statuts de la société qui seront rédigés de la façon suivante:

Titre I. Dénomination, Siège social, Objet, Durée

Art. 1er. Il est formé une société anonyme sous la dénomination de EVRAZ GROUP S.A.

Art. 2. Le siège de la société est établi à Luxembourg.

Au cas où des événements extraordinaires d'ordre politique ou économique, de nature à compromettre l'activité normale au siège social ou la communication aisée de ce siège avec l'étranger se produiront ou seront imminents, le siège social pourra être déclaré transféré provisoirement à l'étranger, jusqu'à cessation complète de ces circonstances anormales.

Une telle décision n'aura aucun effet sur la nationalité de la société. La déclaration de transfert du siège sera faite et portée à la connaissance des tiers par l'organe de la société qui se trouvera le mieux placé à cet effet dans les circonstances données.

Art. 3. La société est constituée pour une durée indéterminée.

Art. 4. La société a pour objet la prise de participations, sous quelque forme que ce soit, dans des entreprises luxembourgeoises ou étrangères, l'acquisition par achat, souscription ou de toute autre manière, ainsi que l'aliénation par vente, échange ou de toute autre manière de titres, obligations, créances, billets et autres valeurs de toutes espèces, la conclusion de leasings notamment de leasings financiers, la gestion de produits autres que des titres, l'acquisition d'actifs en général, la vente d'actifs en général, la constitution de sûretés et la constitution et l'obtention d'indemnités et de sûretés.

La société peut participer à la création et au développement de n'importe quelle entreprise financière, industrielle ou commerciale, notamment les trusts et associations non constituées sous forme sociétaire et apporter tous concours, que ce soit par des prêts, garanties, sûretés ou par toute autre manière à toutes filiales, sociétés mères ou sociétés filles. La société peut emprunter sous toutes les formes et procéder à l'émission d'obligations.

La société peut poursuivre toute affaire ou activité quelle qu'elle soit qui peut sembler au Conseil d'Administration pouvoir être avantageusement poursuivie, en relation ou conjointement avec ou comme accessoire de tout ce qui a été précité, ou d'activités que le Conseil d'Administration peut considérer comme opportunes dans le but de rentabiliser ou d' améliorer directement ou indirectement la valeur de la Société ou de ses actifs ou propriétés.

D'une façon générale, elle peut prendre toutes mesures de contrôle et de surveillance et faire toutes opérations qu'elle jugera utiles à l'accomplissement et au développement de son objet.

Titre II. Capital, Actions

Art. 5. Le capital social est fixé à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (EUR 214.408.652,-) divisé en cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions de deux euros (EUR 2,-) chacune.

Les actions de la société peuvent être créées, au choix du propriétaire, en certificats représentatifs de titres unitaires ou en certificats représentatifs de deux ou plusieurs actions.

Les actions sont au choix de l'actionnaire sous forme nominative ou sous forme au porteur.

La société peut procéder au rachat de ses propres actions sous les conditions prévues par la loi.

Le capital social peut être augmenté ou réduit dans les conditions légales requises par la loi luxembourgeoise.

Titre III. Management

Art. 6. La société est administrée par un Conseil d'Administration constitué de sept à neuf membres tel que déterminé par l'assemblée générale des actionnaires, actionnaires ou non, nommés pour une période qui ne peut excéder un an, par l'assemblée générale des actionnaires, et toujours révocables par elle.

En cas de vacance d'une place d'administrateur au sein du Conseil d'Administration, en raison de la démission ou du décès de tout administrateur ou pour toute autre raison, les administrateurs restants ont le droit d'y pourvoir provisoirement, jusqu'à ce que la prochaine réunion de l'assemblée générale des actionnaires procède à une nomination définitive.

Le nombre des administrateurs ainsi que leur rémunération et la durée de leur mandat sont fixés par l'assemblée générale de la société.

Art. 7. Le Conseil d'Administration peut choisir parmi ses membres un Président. Le Conseil d'Administration nomme un secrétaire du Conseil d'Administration. Le secrétaire exécute toutes les tâches qui peuvent lui être assignées le cas échéant par le Conseil d'Administration.

Le Conseil d'Administration se réunit sur convocation du Président, aussi souvent que l'intérêt de la société l'exige. Il doit être convoqué chaque fois que deux administrateurs le demandent. Le président ou le secrétaire du Conseil d'Administration informent chaque administrateur par l'envoi de notifications écrites de la réunion prévue (incluant l'ordre du jour et les documents distribués y afférant) pas plus tard que trois (3) jours avant la date prévue pour la réunion.

Le président prenant en compte les suggestions des autres membres du Conseil d'Administration et de l'Administrateur-délégué, établit l'ordre du jour de chaque réunion du Conseil d'Administration et délivre à l'avance à chaque administrateur l'ordre du jour (sous réserve que la première réunion du Conseil d'Administration qui suit leur nomination soit initiée par les actionnaires et que les actionnaires soient responsable de la délivrance de l'ordre du jour).

Toute information pertinente pour la compréhension par le Conseil des questions qui feront l'objet de discussions lors de sa prochaine réunion doit être délivrée à l'avance par écrit ou électroniquement à tous les membres, chaque fois que possible et de manière appropriée. Lors de la préparation de cette information, la direction devra s'assurer que les documents délivrés soient aussi concis que possible, et qu'ils donnent suffisamment d'information aux administrateurs pour leur permettre de prendre des décisions éclairées.

Chaque administrateur dispose d'un droit de vote aux réunions du Conseil d'Administration. Chaque administrateur est supposé assister aux réunions sauf si des circonstances exceptionnelles rendent cette présence impossible. Dans un tel cas, l'administrateur absent de la réunion peut nommer un autre administrateur pour agir comme son remplaçant et pour voter à sa place à la réunion.

Le Conseil d'administration ne peut valablement délibérer et statuer que si au moins quatre de ses membres sont présents ou représentés. Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à cette réunion. Le président du Conseil n'a pas de voix prépondérante.

Tout administrateur, qui participe à une réunion du Conseil d'Administration aux moyens d'une conférence téléphonique ou de tout équipement de communication similaire, par le biais duquel toutes les personnes participantes à la réunion peuvent entendre et parler aux autres, est considéré comme présent en personne à cette réunion; sous réserve que toutes les actions approuvées par les administrateurs à la réunion soient transposées par écrit sous forme de résolutions.

Les administrateurs peuvent être remboursés des éventuelles dépenses engagées pour l'assistance aux réunions du Conseil d'Administration et peuvent être rémunérés par une somme fixe pour l'assistance à chaque réunion du Conseil d'Administration ou par un salaire déclaré en tant qu'administrateur. Une telle rémunération n'empêche pas tout administrateur d'exercer d'autres fonctions au sein de la société et de percevoir un salaire pour celles-ci.

Les résolutions signées par tous les membres du Conseil d'Administration sont considérées aussi valables et effectives que si elles avaient été adoptées lors d'une réunion dûment convoquée et tenue. Lesdites signatures peuvent être apposées sur un document unique ou sur des copies multiples d'une résolution identique et peuvent être prouvées par lettre, téléfax ou autre communication similaire.

Art. 8. Le Conseil d'Administration est investi des pouvoirs les plus étendus pour faire tous actes d'administration et de disposition conformément à l'objet social. Tous les pouvoirs qui ne sont pas réservés expressément par la loi et les statuts à l'assemblée générale des actionnaires sont de la compétence du Conseil d'Administration.

Art. 9. La Société sera valablement engagée en toutes circonstances envers les tiers soit (i) par la signature de l'administrateur-délégué en cas de délégation de pouvoirs ou mandats donnés par le Conseil d'Administration conformément aux articles 10 et 11 des présents statuts soit (ii) par la signature conjointe deux administrateurs (sous réserve que l'un d'entre eux soit l'Administrateur-délégué).

Art. 10. Le Conseil d'Administration peut instituer un comité de rémunération, un comité d'audit et un ou plusieurs autres comités. Chaque comité institué par le Conseil d'Administration comprend un nombre d'administrateurs qui peut être fixé le cas échéant par le Conseil d'Administration et qui peut inclure également des personnes qui ne sont pas administrateurs. Le Conseil d'Administration peut également désigner un ou plusieurs administrateurs comme membres remplaçants au comité qui remplacent tout membre ou tous membres absent(s) ou exclu(s) à la réunion de ce comité. Par la suite, les membres (et les membres remplaçants éventuels) du comité peuvent être nommés par le Conseil d'Administration. Un comité peut être supprimé ou réinstitué le cas échéant par le Conseil d'Administration. Chaque membre (et chaque membre remplaçant) d'un comité peut rester en fonction jusqu'à ce que son successeur ait été nommé ou jusqu'à son décès, sa démission, ou sa révocation.

Le comité de rémunération exécute les tâches qui peuvent lui être assignées le cas échéant par le Conseil d'Administration, lesquelles tâches incluent un rôle consultatif sur toutes les questions en rapport avec l'attribution et l'exercice de stock options par tout membre du Conseil d'Administration et sur toutes les questions en rapport avec la rémunération de la direction et des employés de la Société. Le comité de rémunération reste informé du marché des grilles de salaires et basé sur des évaluations recommande au Conseil d'Administration des grilles de salaires et des systèmes de rémunérations.

Le comité d'audit exécute les tâches qui peuvent lui être assignées le cas échéant par le Conseil d'Administration, dans ses termes de référence en rapport avec les questions relatives à la surveillance des fonctions d'audit, les comptes-rendus financiers et les principes de contrôle interne. Le comité a un rôle consultatif sur la nomination, le maintien, la rémunération, et sur la surveillance des auditeurs indépendants de la Société.

Tout autre comité constitué par le Conseil d'Administration, sous réserve des dispositions stipulées dans cet article a et peut exercer certains pouvoirs du Conseil d'Administration comme stipulés dans une résolution ou des résolutions du Conseil d'Administration.

Le Conseil d'Administration peut le cas échéant requérir des membres du comité de rémunération, du comité d'audit ou tout autre comité de considérer certaines questions et de faire un rapport au Conseil d'Administration de leurs conclusions.

Le comité de rémunération, le comité d'audit et tout autre comité constitué par le Conseil d'Administration n'a ni le pouvoir ni l'autorité: a) d'approuver ou d'adopter toute action ou affaire qui requiert expressément selon les lois applicables au Grand-Duché du Luxembourg l'approbation des actionnaires; ou b) d'adopter, modifier ou abroger tout article des statuts de la Société.

Chaque comité peut fixer ses propres règles de procédure et peut se réunir en tel lieu (à l'intérieur ou à l'extérieur du Grand-Duché du Luxembourg), à telle heure et sur notification qu'il détermine le cas échéant. Le comité peut conserver les procès-verbaux de ses débats et peut faire le compte-rendu de ses débats au Conseil d'Administration lors de la prochaine réunion du Conseil d'Administration qui suit ces débats. Sous réserve des dispositions qui peuvent être stipulées dans la résolution créant un comité, à toutes réunions d'un comité la présence des membres (ou membres remplaçants) formant une majorité du total des membres du comité constitue un quorum pour l'opération en question. L'acte de la majorité des membres présents à la réunion à laquelle le quorum est réuni est l'acte du comité. Toute action qui requiert ou n'est permise que par la tenue d'une réunion peut-être prise sans la tenue de cette réunion, si tous les membres du comité consentent à cette action par écrit et que cet écrit ou ces écrits sont enregistrés avec les procès-verbaux des débats du comité. Les membres de tels comités agiront seulement en tant que comité et les membres individuels de tels comités n'ont pas de pouvoirs en tant que tel.

Les membres d'un comité nommés par le Conseil d'Administration qui participent à la réunion du comité aux moyens d'une conférence téléphonique ou de tout équipement de communication similaire, par le biais duquel toutes les personnes participantes à la réunion peuvent entendre et parler aux autres, sont considérés comme présent en personne à cette réunion conformément au présent article. En cas d'absence ou d'exclusion d'un membre du comité, le membre ou les membres présents à la réunion et non exclus du vote, qu'il, elle ou ils constituent un quorum, peuvent unanimement nommer un autre membre du Conseil d'administration pour agir à la réunion à la place du membre absent ou exclu.

Tout membre (et tout membre remplaçant) d'un comité peut démissionner à tout moment par l'envoi au président du Conseil d'Administration d'une notification écrite de démission, signé par ce membre. A moins, qu'il ne le soit spécifié autrement dans la notification, une telle démission ne prendra effet qu'à partir de sa réception. Tout membre (et tout



membre remplaçant) d'un comité peut être démis de ses fonctions de membre (ou membre remplaçant, le cas échéant) de ce comité à tout moment, avec ou sans motifs, par une résolution adoptée par le Conseil d'Administration.

En cas de vacance au sein d'un comité, en raison de l'exclusion, du décès, de la démission, de la révocation ou de toute autre raison, les membres restants (et tous membres remplaçants) continueront d'agir, jusqu'à ce que le Conseil d'Administration y pourvoie.

Art. 11. Le Conseil d'Administration peut donner des pouvoirs spéciaux en ce qui concerne la gestion journalière de tout ou une partie des affaires de la Société à un ou plusieurs mandataires (fondés de pouvoir). Il n'est pas requis qu'un tel mandataire ait la qualité d'administrateur ou d'actionnaire. L'octroi de ces pouvoirs spéciaux à un membre du Conseil d'Administration est soumis à l'approbation de l'assemblée générale des actionnaires. Le Conseil d'Administration peut déterminer l'étendue des pouvoirs, les conditions de retrait et la rémunération en rapport avec ces délégations de pouvoir notamment la sous-délégation de pouvoir. Le Conseil d'Administration peut nommer en particulier:

(i) un «administrateur-délégué / délégué à la gestion journalière» à qui la gestion journalière de la Société sera confié et qui sera appelé l'«Administrateur-délégué» (Chief Executive Officer); l'Administrateur-délégué sera le premier directeur opérationnel de la société et sera responsable de la gestion générale journalière de la gestion de la Société. Il s'assurera que toutes les décisions et résolutions du Conseil d'Administration de la Société et de tout comité établi par le Conseil d'Administration sont mises à exécution et il exécute toutes les tâches accessoires à la fonction d'Administrateur-délégué, prescrites le cas échéant par le Conseil d'Administration et l' Administrateur-délégué.

(ii) un Directeur Financier «Chief Financial Officer» qui (a) s'occupe de la conservation des fonds et autres propriétés de la Société et conserve un livre comptable séparé des mêmes au crédit de la Société, (b) collecte et reçoit ou pourvoit à la collecte et la réception des sommes gagnées ou dues en quelque manière, ou reçues par la Société, (c) dépose les fonds qu'il ou elle a à sa garde en qualité de Directeur Financier dans les banques et les lieux de dépôt que le Conseil d'Administration peut désigner le cas échéant, (d) chaque fois que requis par le Conseil d'Administration, rend un compte-rendu présentant ses transactions en tant que Directeur Financier et la situation financière de la Société et (e) en général remplira les autres tâches qui peuvent lui être assignées le cas échéant par le Conseil d'Administration.

Le Conseil d'Administration aura le pouvoir de créer toutes nouvelles fonctions qu'il estime appropriées.

Art. 12. Sous réserve des dispositions légales mais sans préjudice de toute indemnité à laquelle un administrateur peut avoir droit, chaque administrateur de la Société peut être indemnisé sur les actifs de la Société contre toutes actions en responsabilité civile ou criminelle encourues par lui pour lesquelles un jugement est rendu en sa faveur ou pour lesquelles il est acquitté ou toute demande pour laquelle un tribunal le dégage de sa responsabilité pour négligence, défaut, manquement à ses obligations ou abus de confiance en relation avec les activités de la Société.

Art. 13. Tous les litiges dans lesquels la société est impliquée comme demandeur ou comme défendeur, seront traités au nom de la société par le Conseil d'Administration, représenté par son président ou l'administrateur-délégué à cet effet.

Titre IV. Surveillance

Art. 14. La société est surveillée par un ou plusieurs commissaires nommés par l'assemblée générale, qui fixe leur nombre et rémunération, ainsi que la durée de leur mandat qui ne peut excéder six ans.

Titre V. Assemblée générale

Art. 15. L'assemblée générale annuelle se réunit au Luxembourg à l'endroit indiqué dans les convocations le 20 juin à midi de chaque année et pour la première fois en 2006.

Si ce jour est un jour férié légal, l'assemblée générale a lieu le premier jour ouvrable suivant.

Titre VI. Année sociale, Répartition des bénéfices

Art. 16. L'année sociale commence le premier janvier et finit le trente et un décembre de chaque année à l'exception de la première année sociale qui commence le jour de la constitution de la société et finit le 31 décembre 2005.

Art. 17. L'excédent favorable du bilan, après déduction de toutes les charges de la société et amortissements, constitue le bénéfice net de la société. Il est prélevé cinq pour cent (5%) du bénéfice net pour la constitution de la réserve légale; ce prélèvement cesse d'être obligatoire lorsque ladite réserve atteint dix pour cent (10%) du capital social, mais reprend son cours, si à un moment donné et pour quelque cause que ce soit, ladite réserve descend en dessous de 10%.

Le reste du bénéfice est à la disposition de l'assemblée générale.

Titre VII. Dissolution, Liquidation

Art. 18. La société peut être dissoute par décision de l'assemblée générale des actionnaires. Si la société est dissoute, la liquidation se fera par un ou plusieurs liquidateurs, personnes physiques ou morales, nommés par l'assemblée générale des actionnaires qui détermine leurs pouvoirs et fixe leurs émoluments.

Titre VIII. Dispositions générales

Art. 19. Tous les points non-spécifiés dans les présents statuts, doivent être interprétés conformément à la loi luxembourgeoise du 10 août 1915 sur les sociétés commerciales et de ses lois modificatives.

Plus rien n'étant à l'ordre du jour, la séance est levée.

Le notaire instrumentaire, qui comprend et parle l'anglais, déclare qu'à la requête des comparants, le présent acte est rédigé en anglais, suivi par une version française. A la requête des mêmes comparants, en cas de divergence entre le texte français et anglais, la version anglaise fera foi.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.



Et après lecture faite et interprétation donnée aux comparants, qui sont tous connus du notaire instrumentaire par leurs nom, prénom, état et demeure, les membres du bureau ont signé ensemble avec le notaire le présent acte.

Signé: T. Becker, M. Peter, F. Lemoine, P. Frieders.

Enregistré à Luxembourg, le 25 avril 2005, vol. 148S, fol. 5, case 3. – Reçu 12 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée, sur papier libre, aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 10 mai 2005. P. Frieders.

(038641.3/212/498) Déposé au registre de commerce et des sociétés de Luxembourg, le 13 mai 2005.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

Statuts coordonnés déposés au registre de commerce et des sociétés de Luxembourg, le 13 mai 2005.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 10 mai 2005. P. Frieders.

(038642.3/212/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 13 mai 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

Coordinated by-laws filed with the Registry of Commerce and Companies on May 13, 2005.

Mention for purposes of publication at the Memorial, Book of Companies and Associations *(Recueil des Sociétés et Associations).*

Luxembourg, May 10, 2005. P. Frieders.
(038642.3/212/9) Filed with the Registry of Commerce and Companies of Luxembourg on May 13, 2005.


SERVICE
CENTRAL
LEGISLATION

MEMORIAL

Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL

Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL ... ICIATIONS

Le ... ıcernant les sociétés commerciales ... ıans but lucratif.

C-

3 octobre 2005


RECEIVED
2006 JAN 18 P 1:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SOMMAIRE


SERVICE
CENTRAL
LEGISLATION

46781

EVRAZ GROUP S.A., Société Anonyme.
Siège social: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

Il résulte d'une résolution de l'Assemblée Générale des Actionnaires en date du 6 mai 2005 que M. Otari I. Arshba, né le 12 avril 1955 in Suhumi, URSS, et demeurant à Dolgorukovskaya 15, bâtiments 4 & 5, 127006 Russie, est nommé en tant qu'administrateur de la Société. Son mandat expirera lors de l'Assemblée Générale qui approuvera les comptes de la Société au 31 décembre 2005.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 13 mai 2005.

Pour avis conforme
TMF MANAGEMENT LUXEMBOURG S.A.
Domiciliataire
Signatures

Enregistré à Luxembourg, le 19 mai 2005, réf. LSO-BE04053. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(040060.3/805/18) Déposé au registre de commerce et des sociétés de Luxembourg, le 19 mai 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from a resolution of the Shareholders' Meeting dated May 6, 2005 that Mr. Otari I. Arshba, born on April 12, 1955 in Suhumi, USSR, and residing at Dolgorukovskaya 15, buildings 4 and 5, 127006, Russia, was appointed as director of the Company. His term of office would expire during the shareholders' meeting ruling on the approval of the financial statements of the Company as at December 31, 2005.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, May 13, 2005.
For certified true notice
TMF MANAGEMENT LUXEMBOURG S.A.
Paying Agent
signatures
Registered in Luxembourg, on May 19, 2005, ref. LSO-BE04053. – Received 14 euros.
The Collector (signed): D. Hartmann
(040060.3/805/18) Filed with the Registry of Commerce and Companies of Luxembourg on May 19, 2005.

Mémorial C1072UA.pdf



MEMORIAL
Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL
Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1072 **21 octobre 2005**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

In the year two thousand and five, on the seventeenth of May.
Before Maître Paul Frieders, notary, residing in Luxembourg.

Was held the Extraordinary General Meeting of the shareholders of EVRAZ GROUP S.A., a public limited liability company incorporated under the laws of Luxembourg, having its registered office in L-2520 Luxembourg, 1, allée Scheffer, registered with the Luxembourg Register of Commerce and Companies under number B 105.615 incorporated by deed of the undersigned notary on December 31st, 2004 published in the Mémorial C number 440 of May 12, 2005. The Articles of Association have been amended by a deed of the undersigned notary, on April 5th, 2005 and by a deed of the undersigned notary, on April 19. 2005, not yet published in the Mémorial C.

The meeting was presided by Mr Thierry Becker, attorney-at-law, residing in Luxembourg.

The Chairman appointed as secretary Mr Frédéric Lemoine, lawyer, residing in Luxembourg.

The meeting elected as scrutineer Mr Marcus Peter, lawyer, residing in Luxembourg.

The board of the meeting having thus been constituted, the Chairman declared and requested the notary to state that:

I. The agenda of the meeting is the following:

1. Creation of an authorized share capital of an amount of three hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 314,408,652.-) represented by one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six (157,204,326) shares of two Euro (EUR 2.-) each and subsequent amendment of article 5 of the articles of association to be worded as follows:

Art. 5. The subscribed share capital is fixed at two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652.-) divided into one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) shares of two Euro (EUR 2.-) each.

The company shall have an authorized capital of three hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 314,408,652.-) represented by one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six (157,204,326) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted. The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.

The shares may be represented, at the owner's option, by certificates representing single shares or certificates representing two or more shares. The shares are not divisible.

The shares may be in registered or bearer form at the option of the shareholder.

The company may, to the extent and under the terms permitted by law, purchase its own shares.

The authorised and issued capital of the company may be increased or reduced in compliance with the legal requirements.

2. Authorisation to be granted to the Board of Directors to pay interim dividends and subsequent amendment Article 8 of the articles of incorporation.

3. Decision in relation to the termination of the first accounting year of the company which is fixed on December 31st, 2004 and subsequent amendment to Articles 16 and 15 of the articles of incorporation.

II. The shareholders present or represented, the proxies of the shareholders represented and the number of their shares are shown on an attendance list; this attendance list having been signed by the shareholders present, the proxyholders representing the shareholders, the members of the board of the meeting and the undersigned notary, shall stay affixed to these minutes with which it will be registered.

The proxies given by the represented shareholders after having been initialled ne varietur by the members of the board of the meeting and the undersigned notary shall stay affixed in the same manner to these minutes.

III. It appears from the attendance list that all the one hundred seven million two hundred four thousand three hundred and twenty-six (107,204,326) shares, representing the whole share capital of two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652.-) are represented at the present Extraordinary General Meeting.

IV. The meeting is therefore regularly constituted and can validly deliberate on the agenda, of which the shareholders have been informed before the meeting.

V. After this had been set forth by the Chairman and acknowledged by the members of the board of the meeting, the meeting proceeded to the agenda. The meeting having considered the agenda, the Chairman submitted to the vote of the members of the meeting the following resolution, which was taken unanimously:

First resolution

After the chairman has given notice to the meeting of the report of the Board of Directors established to comply with the provisions of article 32-3 (5) of the law on commercial companies, the meeting resolves to create an authorized capital of an amount of three hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 314,408,652.-) represented by one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six (157,204,326) shares of two Euro (EUR 2.-) each and to amend subsequently article 5 of the articles of association so as to be read as follows:

Art. 5. The subscribed share capital is fixed at two hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 214,408,652.-) divided into one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) shares of two Euro (EUR 2.-) each.

The company shall have an authorized capital of three hundred fourteen million four hundred and eight thousand six hundred and fifty-two Euro (EUR 314,408,652.-) represented by one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six (157,204,326) shares of two Euro (EUR 2.-) each.

The Board of Directors is hereby authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of these articles of association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the period referenced to in paragraph 3 of this article without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each a right to subscribe for one or more shares having a par value of two Euro (EUR 2.-) each, without reserving to, the existing shareholders a preferential right of subscription. The Board of Directors is hereby authorised to issue said options in whole or in part from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted.

The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend this article in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.

The shares may be represented, at the owner's option, by certificates representing single shares or certificates representing two or more shares. The shares are not divisible.

The shares may be in registered or bearer form at the option of the shareholder.

The company may, to the extent and under the terms permitted by law, purchase its own shares.

The authorised and issued capital of the company may be increased or reduced in compliance with the legal requirements.

Second resolution

The meeting resolves to authorise the Board of Directors to pay interim dividends and to amend Article 8 of the articles of incorporation which shall read as follows:

Art. 8. The Board of Directors is invested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate objects. All powers not expressly reserved by law or by the present articles of association to the general meeting of shareholders fall within the competence of the Board of Directors. The Board of Directors may pay interim dividends in compliance with the legal requirements. Any interim dividend declared in July 2005 shall only be paid to the holders of record of shares in the share register of the company as at May 31, 2005.

Third resolution

The meeting resolves to fix the termination of the first accounting year of the company on December 31st, 2004 and subsequent amendment to Articles 16 and 15 of the articles of incorporation which shall read as follows:

Art. 16. The accounting year of the corporation shall begin on the first of January and shall terminate on the thirty first of December of each year, with the exception of the first accounting year, which shall begin on the date of the formation of the corporation and shall terminate on the thirty first of December 2004.

Art. 15. The annual meeting will be held in Luxembourg at the place specified in the convening notices on June 20 at noon and for the first time in the year 2005.

If such day is a legal holiday, the general meeting will be held on the next following business day.

Estimate of costs

The costs, expenses, remuneration or charges in any form whatsoever incumbent to the company and charged to it by reason of the present deed are assessed at 2,000.- EUR.

There being no further business before the meeting, the same was thereupon adjourned.

The undersigned notary who understands and speaks English, states herewith that upon request of the above appearing persons, this deed is worded in English, followed by a French translation and that in case of any divergences between the English and the French text, the English version shall be prevailing.

Whereof the present notarial deed was drawn up in Luxembourg, on the day named at the beginning of this document.

The document having been read to the appearing persons, all of whom are known to the notary by their names, surnames, civil statuses and residences, the said persons appearing signed together with Us, the notary, the present original deed.

Follows the French version:

L'an deux mille cinq, le dix-sept mai.

Par-devant Maître Paul Frieders, notaire de résidence à Luxembourg.

S'est tenue l'Assemblée Générale Extraordinaire de la société EVRAZ GROUP S.A., société anonyme de droit luxembourgeois, avec siège social à, L-2520 Luxembourg, 1, allée Scheffer enregistrée au Registre du Commerce et des Sociétés du Luxembourg sous le numéro B 105.615 constituée suivant acte reçu par le notaire instrumentaire en date du 31 décembre 2004, publié au Mémorial C sous le numéro 440 du 12 mai 2005. Les statuts ont été modifiés suivant actes reçus par le notaire instrumentaire en date du 5 avril 2005 ainsi qu'en date du 19 avril 2005 non encore publiés au Mémorial C.

La séance est ouverte sous la présidence de Maître Thierry Becker, avocat, demeurant à Luxembourg.

Le président désigne comme secrétaire Monsieur Frédéric Lemoine, juriste, demeurant à Luxembourg.

L'assemblée choisit comme scrutateur Monsieur Marcus Peter, juriste, demeurant à Luxembourg.

Le bureau ayant été constitué, le président expose et prie le notaire d'acter:

I. Que la présente assemblée générale extraordinaire a pour ordre du jour:

1. Création d'un capital autorisé d'un montant de trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (314.408.652,- EUR) représenté par cent cinquante-sept millions deux cent quatre mille trois cent vingt-six (157.204.326) actions de deux euros (2,- EUR) chacune et modification subséquente de l'article 5 des statuts pour lui donner la teneur suivante:

Art. 5. Le capital social est fixé à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652,- EUR) divisé en cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions de deux euros (2,- EUR) chacune.

La société a un capital autorisé de trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (314.408.652,- EUR) divisé en cent cinquante-sept millions deux cent quatre mille trois cent vingt-six (157.204.326) actions de deux euros (2,- EUR) chacune.

Le Conseil d'Administration est autorisé par les présentes à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital de la société au montant total du capital autorisé en tout ou en partie et en temps qu'il appartiendra tel qu'il le déterminera et à accepter les souscriptions pour de telles actions endéans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être élargies suivant résolution des actionnaires en assemblée générale de temps en temps, de la façon requise pour la modification des présents statuts.

Le conseil d'administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles.

Le Conseil d'Administration est autorisé à émettre de telles actions durant la période mentionnée au paragraphe 3 du présent article sans réserver aux actionnaires existant un droit de souscription préférentiel.

A l'intérieur des limitations mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (2,- EUR) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées. Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice

par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5(1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil prendra les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.

Les actions de la société peuvent être créées, au choix du propriétaire, en certificats représentatifs de titres unitaires ou en certificats représentatifs de deux ou plusieurs actions. Les actions ne sont pas fractionnables.

Les actions sont au choix de l'actionnaire sous forme nominative ou sous forme au porteur.

La société peut procéder au rachat de ses propres actions sous les conditions prévues par la loi.

Le capital social et le capital autorisé peuvent être augmentés ou réduits suivant les conditions requises par la loi.

2. Autorisation à conférer au Conseil d'Administration en vue de payer des dividendes intérimaires et modification subséquence de l'article 8 des statuts.

3. Décision concernant la première année sociale de la société à fixer au 31 décembre 2004 et modification subséquente des articles 16 et 15 des statuts.

II. Que les actionnaires présents ou représentés, les mandataires des actionnaires représentés et le nombre d'actions qu'ils détiennent sont renseignés sur une liste de présence; cette liste de présence, après avoir été signée par les actionnaires présents, les mandataires des actionnaires représentés, les membres du bureau et le notaire soussigné, restera annexée au présent procès-verbal pour être soumise avec lui aux formalités de l'enregistrement.

Resteront pareillement annexées aux présentes les procurations des actionnaires représentés après avoir été paraphées ne varietur par les membres du bureau et le notaire instrumentaire.

III. Il résulte de cette liste de présence que les cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions représentant l'intégralité du capital social de deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652,- EUR) sont représentées à la présente assemblée générale extraordinaire.

IV. Que la présente assemblée est donc régulièrement constituée et peut valablement délibérer sur son ordre du jour, duquel les actionnaires déclarent avoir eu préalablement connaissance.

V. Ces faits exposés et reconnus exacts par l'assemblée, celle-ci passe à l'ordre du jour.

Après délibération, le président met aux voix les résolutions suivantes qui ont été adoptées à l'unanimité:

Première résolution

Après que le président ait avisé l'assemblée du rapport du Conseil d'Administration établi conformément aux dispositions de l'article 32-3 (5) de la loi sur les sociétés commerciales, l'assemblée décide de créer un capital autorisé d'un montant de trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (314.408.652,- EUR) représenté par cent cinquante-sept millions deux cent quatre mille trois cent vingt-six (157.204.326) actions de deux euros (2,- EUR) chacune et de modifier de l'article 5 des statuts pour lui donner la teneur suivante:

Art. 5. Le capital social est fixé à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652,- EUR) divisé en cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions de deux euros (2,- EUR) chacune.

La société a un capital autorisé de trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (314.408.652,- EUR) divisé en cent cinquante-sept millions deux cent quatre mille trois cent vingt-six (157.204.326) actions de deux euros (2,- EUR) chacune.

Le Conseil d'Administration est autorisé par les présentes à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital de la société au montant total du capital autorisé en tout ou en partie et en temps qu'il appartiendra tel qu'il le déterminera et à accepter les souscriptions pour de telles actions endéans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être élargies suivant résolution des actionnaires en assemblée générale de temps en temps, de la façon requise pour la modification des présents statuts.

Le conseil d'administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles.

Le Conseil d'Administration est autorisé à émettre de telles actions durant la période mentionnée au paragraphe 3 du présent article sans réserver aux actionnaires existant un droit de souscription préférentiel.

A l'intérieur des limitations mentionnées ci-dessus, le Conseil d'Administration est également autorisé à émettre des options donnant chacune le droit de souscrire à une ou plusieurs actions d'une valeur nominale de deux euros (2,- EUR) chacune, sans réserver un droit préférentiel de souscription aux actionnaires existants. Le Conseil d'Administration est autorisé par les présentes à émettre lesdites options totalement ou partiellement, de temps en temps, avec ou sans prime d'émission, dans la limite du capital autorisé. Le Conseil d'Administration est autorisé à déterminer les conditions sous lesquelles les options seront accordées. Le Conseil d'Administration peut soumettre l'exercice des options à telles conditions qu'il fixera à sa discrétion, y compris des restrictions quant à la cession des actions émises lors de l'exercice par un bénéficiaire de son option. Le Conseil d'Administration peut déterminer le prix de souscription conformément à l'article 26-5 (1) de la loi sur les sociétés commerciales, et le prix à payer en échange de l'option, le cas échéant.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil prendra les mesures nécessaires pour modifier le présent article afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.

Les actions de la société peuvent être créées, au choix du propriétaire, en certificats représentatifs de titres unitaires ou en certificats représentatifs de deux ou plusieurs actions. Les actions ne sont pas fractionnables.

Les actions sont au choix de l'actionnaire sous forme nominative ou sous forme au porteur.

La société peut procéder au rachat de ses propres actions sous les conditions prévues par la loi.

Le capital social et le capital autorisé peuvent être augmentés ou réduits suivant les conditions requises par la loi.

Deuxième résolution

L'assemblée décide d'autoriser le Conseil d'Administration à verser des dividendes intérimaires et de modifier de l'article 8 des statuts qui aura la teneur suivante:

«**Art. 8.** Le Conseil d'Administration est investi des pouvoirs les plus étendus pour réaliser tous les actes d'administration et de disposition conformément à l'objet social. Tous les pouvoirs qui ne sont pas réservés expressément par la loi et les statuts à l'assemblée générale des actionnaires sont de la compétence du Conseil d'Administration. Le Conseil est autorisé à verser des acomptes sur dividendes aux conditions prévues par la loi. Tout dividende intérimaire déclaré en juillet 2005 sera payé aux détenteurs d'actions enregistrés dans le registre des actionnaires de la société au 31 mai 2005.»

Troisième résolution

L'assemblée décide de fixer la clôture de la première année sociale de la société au 31 décembre 2004 et de modifier de manière subséquente les articles 16 et 15 des statuts qui auront la teneur suivante:

«**Art. 16.** L'année sociale commence le premier janvier et finit le trente et un décembre de chaque année à l'exception de la première année sociale qui commence le jour de la constitution de la société et finit le 31 décembre 2004.»

«**Art. 15.** L'assemblée générale annuelle se réunit au Luxembourg à l'endroit indiqué dans les convocations le 20 juin à midi de chaque année et pour la première fois en 2005.

Si ce jour est un jour férié légal, l'assemblée générale a lieu le premier jour ouvrable suivant.»

Dépenses

Les coûts, dépenses, rémunérations ou charges de quelques formes que ce soit incombant à la société et facturés en raison du présent acte sont évalués à 2.000.- EUR.

Plus rien n'étant à l'ordre du jour et personne ne demandant la parole, la séance est levée.

Le notaire instrumentaire, qui comprend et parle l'anglais, déclare qu'à la requête des parties comparantes, le présent acte est rédigé en anglais, suivi par une version française. A la requête des mêmes parties comparantes, en cas de divergence entre le texte français et anglais, la version anglaise prévaudra.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.

Et après lecture faite et interprétation donnée aux comparants, qui sont tous connus du notaire instrumentaire par leurs nom, prénom, état et demeure, les membres du bureau ont signé ensemble avec le notaire le présent acte.

Signé: Th. Becker, F. Lemoine, M. Peter, P. Frieders.

Enregistré à Luxembourg, le 25 mai 2005, vol. 148S, fol. 60, case 12. – Reçu 12 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée sur papier libre, aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 3 juin 2005. P. Frieders.

(048114.3/212/288) Déposé au registre de commerce et des sociétés de Luxembourg, le 10 juin 2005.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.
R. C. Luxembourg B 105.615.

—

Statuts coordonnés déposés au registre de commerce et des sociétés de Luxembourg, le 10 juin 2005.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 3 juin 2005. P. Frieders.

(048116.3/212/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 10 juin 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

Coordinated by-laws filed with the Registry of Commerce and Companies on June 10, 2005.

Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, June 3, 2005. P. Frieders.
(048116.3/212/9) Filed with the Registry of Commerce and Companies of Luxembourg on June 10, 2005.

Mémorial C116007B.pdf

DEC 12 '05 10:51AM

Exhibit A7



MEMORIAL
Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL
Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1160 **7 novembre 2005**

SOMMAIRE

EVRAZ GROUP S.A., Société Anonyme.

Registered office: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

In the year two thousand and five, on the seventh of June.

Before Maître Paul Frieders, notary residing in Luxembourg.

There appeared:

Mr Thierry Becker, attorney-at-law, residing in Luxembourg,

acting by virtue of resolutions taken by the Board of Directors of EVRAZ GROUP S.A. on June 7, 2005, copy of an excerpt of said resolutions, after having been signed ne varietur by the appearing person and the undersigned notary will be annexed to this document to be filed with it to the registration authorities.

Who declared and required the notary to record that:

I.- The company EVRAZ GROUP S.A., a public limited liability company incorporated under the laws of Luxembourg, having its registered office in L-2520 Luxembourg, 1, allée Scheffer, registered with the Luxembourg Trade and Companies' Register under number B 105.615, incorporated by deed of the undersigned notary on December 31st, 2004 published in the Mémorial C, number 440 of May 12, 2005. The Articles of Association have been amended several times and for the last time by deed of the undersigned notary of May 17, 2005, not yet published in the Mémorial C.

II.- According to article 5 of the articles of incorporation, the subscribed capital has been fixed at two hundred fourteen million four hundred and eight thousand six hundred and fifty-two euro (EUR 214,408,652.-) divided into one hundred and seven million two hundred and four thousand three hundred and twenty-six (107,204,326) shares of two euro (EUR 2.-) each.

The company shall have an authorized capital of three hundred and fourteen million four hundred and eight thousand six hundred and fifty-two euro (EUR 314,408,652.-) represented by one hundred and fifty-seven million two hundred and four thousand three hundred and twenty-six (157,204,326) shares of two euro (EUR 2.-) each.

The Board of Directors is authorized to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital in whole or in part from time to time as it is in its discretion may determine and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of May 17, 2005.

The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of the Articles of Association.

The Board of Directors is authorized to determine the conditions attaching to any subscription for the new shares from time to time.

The Board of Directors is authorized to issue such shares under and during the five years period referenced above without the shareholders having any preferential subscription rights.

When the Board of Directors effects a whole or partial increase in capital pursuant to the provisions referred to above, it shall be obliged to take steps to amend article 5 in order to record the change and the Board is authorised to take or authorise the steps required for the execution and publication of such amendment in accordance with the law.

III.- Pursuant to this authorization, the Board of Directors has decided on June 7, 2005 to increase the capital of the company by an amount of nineteen million four hundred thousand euro (EUR 19,400,000.-), by the creation and the issue of nine million seven hundred thousand (9,700,000) new shares having a par value of two euro (EUR 2.-) each.

The Board resolved to suppress the preferential subscription rights of the existing shareholders in relation to the aforementioned increase of the share capital.

According to the minutes of the meeting of the Board of Directors held on June 7, 2005, the nine million seven hundred thousand (9,700,000) relevant shares having a nominal value of nineteen million four hundred thousand euro (EUR 19,400,000.-) and a share premium of three hundred and twenty-four million six hundred and eighty-three thousand eight hundred and twenty-nine euro (EUR 324,683,829.-) have been subscribed by BNY NOMINEES LIMITED, with registered office at 1, Canada Square, London E14 5AL, and fully paid up in cash by CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, MORGAN STANLEY & CO. INTERNATIONAL LIMITED and RENAISSANCE SECURITIES (CYPRUS) LIMITED.

Evidence of the aforementioned payments has been given to the undersigned notary who acknowledges this expressly.

According to the powers granted to the Board of Directors by article 5 of the Articles of Association of the company and following the realisation of the increase of capital as decided by the Board of Directors on June 7, 2005, the first paragraph of article 5 of the Articles of Association is replaced by the following text


SERVICE
CENTRAL
LEGISLATION

«The subscribed capital is fixed at two hundred and thirty-three million eight hundred and eight thousand six hundred and fifty-two euro (EUR 233,808,652.-) divided into one hundred and sixteen million nine hundred and four thousand three hundred and twenty-six (116,904,326) shares of two euro (EUR 2.-) each.

In addition to the issued capital, issue premiums for a total amount of three hundred and twenty-four million six hundred and eighty-three thousand eight hundred and twenty-nine euro (EUR 324,683,829.-) have been paid.»

Expenses

The costs, expenses, remuneration or charges in any form whatsoever incumbent to the company and charged to it by reason of the present deed are assessed at EUR 3,450,000.-.

There being no further business before the meeting, the same was thereupon adjourned.

The undersigned notary, who speaks and understands English, states herewith that on request of the above appearing person, the present deed is worded in English followed by a French version; on the request of the same appearing person and in case of divergences between the English and the French text, the English version will be prevailing.

Whereof the present notarial deed was drawn up in Luxembourg, on the date named at the beginning of this document.

The document having been read to the person appearing, known to the notary by surname, given name, civil status and residence, the said person appearing signed together with the notary the present deed.

Follows the French version:

L'an deux mille cinq, le sept juin.

Par-devant Maître Paul Frieders, notaire de résidence à Luxembourg.

A comparu:

Maître Thierry Becker, avocat, demeurant à Luxembourg,

agissant en vertu des décisions prises par le Conseil d'Administration de EVRAZ GROUP S.A. en date du 7 juin 2005, copie d'un extrait de ces décisions après avoir été signées ne varietur par le comparant et le notaire instrumentant, restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant a requis le notaire instrumentant d'acter les déclarations suivantes:

I.- La société EVRAZ GROUP S.A., société anonyme de droit luxembourgeois, avec siège social à L-2520 Luxembourg, 1, allée Scheffer inscrite au Registre de Commerce et des Sociétés de Luxembourg sous le numéro B 105.615, constituée suivant acte reçu par le notaire instrumentaire en date du 31 décembre 2004, publié au Mémorial C, numéro 440 du 12 mai 2005. Les statuts ont été modifiés à plusieurs reprises et pour la dernière fois suivant acte reçu par le notaire instrumentaire en date du 17 mai 2005, non encore publié au Mémorial C.

II.- Selon l'article 5 des statuts, le capital social est fixé à deux cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (214.408.652,- EUR) divisé en cent sept millions deux cent quatre mille trois cent vingt-six (107.204.326) actions de deux euros (2,- EUR) chacune.

La société a un capital autorisé de trois cent quatorze millions quatre cent huit mille six cent cinquante-deux euros (314.408.652,- EUR) divisé en cent cinquante-sept millions deux cent quatre mille trois cent vingt-six (157.204.326) actions de deux euros (2,- EUR) chacune.

Le Conseil d'Administration est autorisé à émettre de nouvelles actions avec ou sans prime d'émission pour porter le capital de la société au montant total du capital autorisé en tout ou en partie et en temps qu'il appartiendra tel qu'il le déterminera et à accepter les souscriptions pour de telles actions endéans une période de cinq ans à compter de la publication de l'acte notarié du 17 mai 2005.

La période ou l'étendue de ce pouvoir pourront être élargies suivant résolution des actionnaires en assemblée générale de temps en temps, de la façon requise pour la modification des statuts.

Le Conseil d'Administration est autorisé à déterminer les conditions attachées à toute souscription d'actions nouvelles.

Le Conseil d'Administration est autorisé à émettre de telles actions durant la période de cinq ans susmentionnée sans réserver aux actionnaires existants un droit préférentiel de souscription.

A la suite de chaque augmentation partielle ou totale réalisée par le Conseil d'Administration conformément aux dispositions ci-dessus, le Conseil prendra les mesures nécessaires pour modifier l'article 5 afin de constater cette modification et le Conseil est autorisé à prendre toutes les mesures requises pour l'exécution et la publication de telle modification conformément à la loi.

III.- Conformément aux pouvoirs qui lui ont été conférés par les statuts, le Conseil d'Administration a décidé en date du 7 juin 2005, de procéder à une augmentation de capital à concurrence de dix-neuf millions quatre cent mille euros (19.400.000,- EUR) par la création et l'émission de neuf millions sept cent mille (9.700.000) actions nouvelles d'une valeur nominale de deux euros (2,- EUR) chacune.

Le Conseil décide de supprimer le droit préférentiel de souscription des actionnaires existants en relation avec l'augmentation de capital qui précède.

Conformément au procès-verbal de la réunion du Conseil d'Administration tenue le 7 juin 2005, les neuf millions sept cent mille (9.700.000) actions concernées d'une valeur nominale de dix-neuf millions quatre cent mille euros (19.400.000,- EUR) et une prime d'émission de trois cent vingt-quatre millions six cent quatre-vingt-trois mille huit cent vingt-neuf euros (324.683.829,- EUR) ont été souscrites par BNY NOMINEES LIMITED, avec siège social à 1, Canada Square, Londres E14 5AL, et entièrement libérées en espèces par CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, MORGAN STANLEY & CO. INTERNATIONAL LIMITED et RENAISSANCE SECURITIES (CYPRUS) LIMITED.

La preuve des paiements ci-dessus a été fournie au notaire instrumentaire qui le constate expressément.

Conformément à l'autorisation conférée au Conseil d'Administration par l'article 5 des statuts et suite à l'augmentation de capital décidée par le Conseil d'Administration le 7 juin 2005, le premier alinéa de l'article 5 des statuts est remplacé par le texte suivant:

«Le capital social est fixé à deux cent trente-trois millions huit cent huit mille six cent cinquante-deux euros (233.808.652,- EUR) divisé en cent seize millions neuf cent quatre mille trois cent vingt-six (116.904.326) actions de deux euros (2,- EUR) chacune.

En plus du capital émis, des primes d'émissions d'un montant de trois cent vingt-quatre millions six cent quatre-vingt-trois mille huit cent vingt-neuf euros (324.683.829,- EUR) ont été payées.»

Dépenses

Les coûts, dépenses, rémunérations ou charges de quelques formes que ce soit incombant à la société et facturés en raison du présent acte sont évalués à 3.450.000,- EUR.

Plus rien n'étant à l'ordre du jour et personne ne demandant la parole, la séance est levée.

Le notaire soussigné, qui comprend et parle l'anglais, déclare que sur la demande du comparant, le présent acte est rédigé en anglais suivi d'une version française; à la demande du même comparant et en cas de divergences entre le texte anglais et le texte français, la version anglaise fera foi.

Dont acte, fait et passé à Luxembourg, date qu'en tête des présentes.

Et après lecture faite et interprétation donnée au comparant, connu du notaire instrumentaire par ses nom, prénom, état et demeure, ledit comparant a signé avec le notaire le présent acte.

Signé: Th. Becker, P. Frieders.

Enregistré à Luxembourg, le 9 juin 2005, vol. 24CS, fol. 55, case 3. – Reçu 3.440.838,29 euros.

Le Receveur (signé): J. Muller.

Pour expédition conforme, délivrée sur papier libre, aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 juin 2005. P. Frieders.

(053046.3/212/144) Déposé au registre de commerce et des sociétés de Luxembourg, le 24 juin 2005.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

Statuts coordonnés déposés au registre de commerce et des sociétés de Luxembourg, le 24 juin 2005.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 21 juin 2005. P. Frieders.

(053047.3/212/9) Déposé au registre de commerce et des sociétés de Luxembourg, le 24 juin 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

Coordinated by-laws filed with the Registry of Commerce and Companies on June 24, 2005.

Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, June 21, 2005. P. Frieders.
(053047.3/212/9) Filed with the Registry of Commerce and Companies of Luxembourg on June 24, 2005.



MEMORIAL
Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL
Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1237 19 novembre 2005

SOMMAIRE



EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Il résulte du procès-verbal de la réunion du conseil d'administration de la société tenue en date du 25 avril 2005 que M. Alexander G. Abramov, demeurant à Dolgorukovskaya 15, bâtiments 4 & 5, 127006 Russie, est nommé en tant qu'administrateur-délégué de la Société.

La Société est valablement représentée par la signature unique de l'administrateur-délégué jusqu'au EUR 30.000.000,-.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 30 juin 2005.

Pour avis conforme

TMF MANAGEMENT LUXEMBOURG S.A.

Domiciliataire

Signatures

Enregistré à Luxembourg, le 5 juillet 2005, réf. LSO-BG01694. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(057979.3/805/18) Déposé au registre de commerce et des sociétés de Luxembourg, le 8 juillet 2005.

Translation from French

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from the minutes of the Board of Directors' meeting of the company held on April 25, 2005 that Mr. Alexander G. Abramov, residing at Dolgorukovskaya 15, buildings 4 & 5, 127006, Russia, was appointed as managing director of the Company.
The Company is validly represented by the sole signature of the managing director up to € 30,000,000.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, June 30, 2005.
For certified true notice
TMF MANAGEMENT LUXEMBOURG S.A.
Paying Agent
signatures
Registered in Luxembourg, on July 5, 2005, ref. LSO-BG01694. – Received 14 euros.
The Collector (signed): D. Hartmann
(057979.3/805/18) Filed with the Registry of Commerce and Companies of Luxembourg on July 8, 2005.

Exhibit A9

Evraz Group S.A.
Société Anonyme
1, Allée Scheffer
L-2520 Luxembourg
RCS Luxembourg B.105.615
(the "**Company**")

BNY (Nominees) Limited
St Paul's Gate
New Street
St Helier
Jersey
Channel Islands
JE4 8ZB

Luxembourg, 9 December 2005

Convening notice for the extraordinary general meeting of the shareholders to be held in Luxembourg on 29 December 2005 at 10 a.m. (or at any suitable date thereafter).

By registered letter

Dear Shareholder,

I, Alexander G. Abramov, on behalf of the Board of Directors of the Company, am pleased to convene you to the general meeting of the shareholders of the Company, which the Board of Directors of the Company decided to convene at its meeting of 24 November 2005, with the following agenda:

Agenda

(1) Authorization to the Board of Directors to delegate the daily management of the Company's business to and to appoint Valery I. Khoroshkovsky as managing director (*administrateur délégué*) of the Company, referred to in the articles of association of the Company as the CEO, as from January 1, 2006 for the duration of his mandate as director of the Company.

(2) Decision to pay each year a gross annual amount of up to USD 1,250,000 as directors fees to the managing director (CEO) and a gross annual amount of up to USD 1,250,000 as directors fees to the Chairman of the Board of Directors of the Company.

The aggregate fees stipulated shall be paid in monthly installments starting from the date of appointment as CEO and as Chairman of the Board.

(3) Decision that the managing director (CEO) and the Chairman of the Board of Directors of the Company be entitled to a bonus (which the Company is in no obligation to pay and if the Company shall pay a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years) subject to the discretion of the Remuneration Committee of the Company, of up to USD 2,000,000 for the managing director (CEO) and up to USD 1,250,000 for the Chairman of the Board of Directors of the Company. The bonus contemplated is subject to the achievement of a performance condition based on the target value figures calculated pursuant to the key performance indicators (the "KPI") set out by the Board of Directors on annual basis.

Place and date of the general meeting of shareholders

The extraordinary general meeting of shareholders is scheduled to be held on 29 December 2005 at 10 a.m. (Luxembourg time) at the offices of the Company, 1, Allée Scheffer, L-2520 Luxembourg.

Voting procedure, quorum and majority

The resolutions on the above-mentioned agenda will be validly adopted by a majority of the shareholders present or represented and irrespective of the number of shareholders present or represented.

Vote by proxy

To the present notice is attached a proxy the purpose of which is to allow any shareholder to appoint in writing or by telefax, cable, telegram, telex, email as its proxyholder another person who need not be a shareholder.

Shareholders who cannot attend the meeting can vote by using the enclosed proxy form and should then ensure that their completed proxy form is received at the offices of the Company, 1, Allée Scheffer, L-2520 Luxembourg, before 28 December 2005.

We thank you for your attention and look forward to your presence at the meeting.

On behalf of the Board of Directors,

Alexander G. Abramov, Director

Exhibit B1


EVRAZHOLDING
Management Company

EvrazHolding LLC
Bld. 4/5 15 Dolgorukovskaya Street, Moscow, 127006, Russia
Phone: +7(095) 234-4629 Fax: +7(095) 234-4627
E-mail: press-centre@evrazholding.ru, www.evrazholding.ru

PRESS RELEASE

08.02.2005 | Moscow

EVRAZHOLDING ANNOUNCES PRELIMINARY 2004 RAS FINANCIAL RESULTS FOR ITS STEEL MILLS

- More than 240% increase in net profit
- Strong growth at Novokuznetsk Iron and Steel Plant

EvrazHolding ("Group"), Russia's leading steel mining and metallurgical company, today announced preliminary 2004 financial results for its steel mills under Russian Accounting Standards – Nizhny Tagil Iron and Steel Plant (NTMK), West Siberian Iron and Steel Plant (ZSMK) and Novokuznetsk Iron and Steel Plant (NKMK).

The Group expects a substantial increase in revenues and profits across the mills, with total revenues of the three plants expected to double to 147,514 million rubles. The Group expects total net profit will be of 31,286 million rubles, 3.4 times higher than total net profit of the mills in 2003.

Commenting on the preliminary results of the Group in 2004, Alexander Abramov, President of EvrazHolding, said that Group's strong results benefited from growth in steel markets and the economy, increased efficiency and tight financial discipline at the plants. "These results show the strong position that the Group was able to build up during 2004. Higher steel prices helped our position, however, we were able to capitalize on these conditions by keeping our costs low. Our integrated steel production and mining business model has proved very successful."

The Group estimates that revenue at NTMK will increase by 77% to 57,969 million rubles and cost of sales is expected to rise by 52% to 36,364 million rubles. Evraz expects that gross profit will grow 2.4 times to 21,605 million rubles, reflecting the rise in gross margin from 27% to 37%. Operating profit is expected to amount to 18,885 million rubles (+183%). Pre-tax profit and net profit are estimated to rise 3.3 times to 18,066 million rubles and 13,338 million rubles, respectively.

ZSMK's revenue is expected to be 56,174 million rubles, which is 73% higher than the results for the twelve months of 2003. Cost of sales is expected to rise by 45% to 34,937 million rubles. As a result gross profit will grow 2.5 times to 21,238 million rubles. Operating profit will rise by 198%, to 18,199 million rubles. Net profit is expected to be 13,119 million rubles, which is 2.8 times higher than comparative figures for 2003.

NKMK has achieved rapid growth in 2004, with expected revenue of 33,371 million rubles. Cost of sales is expected to be 25,130 million rubles; gross profit is estimated to reach 8,241 million rubles. Operating profit will be 6,709 million rubles; and pre-tax profit will be 6,422 million rubles. As a result net profit is expected to grow to 4,829 million rubles.

The Group plans to announce final 2004 financial results for the steel mills in early April 2005.



2004 expected RAS financial results (millions of RUB)

NTMK

	2003	2004	Change, %
Revenue	32 741	57 969	77,1%
Cost of sales	(23 856)	(36 364)	52,4%
Gross profit	8 885	21 605	143,2%
Operating profit	6 678	18 885	182,8%
Pre-tax profit	5 446	18 066	231,7%
Net profit	3 990	13 338	234,3%

ZSMK

	2003	2004	Change, %
Revenue	32 556	56 174	72,5%
Cost of sales	(24 074)	(34 937)	45,1%
Gross profit	8 482	21 238	150,4%
Operating profit	6 114	18 199	197,7%
Pre-tax profit	6 701	17 534	161,7%
Net profit	4 752	13 119	176,0%

NKMK

	2003*	2004	Change, %
Revenue	5 551	33 371	501,1%
Cost of sales	(4 764)	(25 130)	427,5%
Gross profit	787	8 241	947,4%
Operating profit	530	6 709	1165,8%
Pre-tax ptofit	472	6 422	1259,9%
Net profit	352	4 829	1271,8%

*2003 financial results for NKMK include results since its inception in May 2003. The company began its productive activity in the fourth quarter of 2003.

Certain statements in this press-release are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors which would cause actual results to differ materially from those expressed or implied by this forward-looking statements.

Notes to Editors

- Evraz Group is the largest integrated steel production and mining company in Russia, and the 12th largest steel producer in the world. In 2004, the Group recorded production of 13.7 million tonnes of steel products.
- The Group is also one of the lowest cost producers of steel in the world.

- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, providing significant competitive advantage for exports to growth markets in Asia.
- The Group's fast-growing mining businesses comprise the Raspadskaya, Uzhkuzbassugol and Neryungriugol coal mines and the Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes in Russia. The mining assets enable the company to be a fully-integrated steel producer, with security of supply over key raw materials. 100% of its coal and coking coal requirements and 70% of its iron ore requirements are fulfilled by the Group's mining business supplies.
- EvrazHolding LLC Management Company acts as a single executive body and defines the strategic development of the Group and undertakes the operational management at the Group's key facilities.
- The company was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office

Exhibit B2



Evraz Holding LLC
Bld. 4/5 15 [illegible] Street, Moscow, 127[illegible], Russia
Phone: +7(095) [illegible]-4629 Fax: +7(095) [illegible]-4577
E-mail: [illegible], www.evrazholding.ru

PRESS RELEASE

11.02.2005	Moscow

FITCH RATING REVISES OUTLOOK ON EVRAZ GROUP FROM STABLE TO POSITIVE

Rating agency affirms rating 'B'

Fitch Ratings, the international rating agency, has yesterday revised the outlook for Evraz Group, upgrading the outlook rating of the holding company Mastercroft Ltd to Positive from Stable. At the same time the agency affirmed the Senior Unsecured 'B' and Short-term 'B' ratings.

Evraz Group is one of Russia's largest steel producers and the 12th largest in the world. It holds a leading domestic market position in long steel products; its main customers are the railway, construction and pipe-producing industries.

According to the agency, the rating action reflects the company's successful strengthening of its financial performance in 2004, together with generation of synergies from its three operating mills and consolidation of its mining operations, thus maintaining its competitive position as a low-cost steel manufacturer among international peers. The agency also noted that 'While the positive market momentum in the steel industry worldwide in 1H04 (which continued in 2H04) was the main driver of the improved financial performance, the company demonstrated its ability to generate synergies from its three operating mills, which only three years ago were on the verge of bankruptcy.'

Notes to Editors

- Evraz Group is the largest integrated steel production and mining company in Russia, and the 12th largest steel producer in the world. In 2004, the Group recorded production of 13.7 million tonnes of steel products.
- The Group is also one of the lowest cost producers of steel in the world.
- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, providing significant competitive advantage for exports to growth markets in Asia.
- The Group's fast-growing mining businesses comprise the Raspadskaya, Uzhkuzbassugol and Neryungriugol coal mines and the Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes in Russia. The mining assets enable the company to be a fully-integrated steel producer, with security of supply over key raw materials. 100% of its coal and coking coal requirements and 70% of its iron ore requirements are fulfilled by the Group's mining business supplies.
- EvrazHolding LLC Management Company acts as a single executive body and defines the strategic development of the Group and undertakes the operational management at the Group's key facilities.


ЕвразХолдинг
Управляющая компания

- The company was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office



Evraz Holding LLC
Bld. 4/5 15 [illegible] Street, Moscow, [illegible], Russia
Phone: [illegible] Fax: [illegible]
E-mail: [illegible]

PRESS RELEASE

| 21.02.2005 | Москва

EVRAZHOLDING ANNOUNCES PRELIMINARY 2004 RAS FINANCIAL RESULTS FOR KACHKANARSKY GOK

Net profit increases 7 times; gross margin grows from 18% to41%

EvrazHolding ("Group"), Russia's leading steel mining and metallurgical company, today announced 2004 preliminary results under Russian Accounting Standards for Kachkanarsky GOK ("KGOK").

The Group expects a substantial increase in revenues and profit due to increase in production, technological efficiency improvements and strong price environment for iron ore products.

The Group expects that revenue at KGOK will increase by 60% to 11,097 million rubles and cost of sales is expected to rise by 15% до 6,538 million roubles. The Group estimates that gross profit will grow 3.7 times to 4,559 million rubles, reflecting the rise in gross margin from 18% to 41%. Operating profit is expected to amount to 3,934 million rubles (+411%). Pre-tax profit is estimated to rise 6.9 times to 4,072 million rubles, net profit is expected to be 7 times higher and reach 2,645 million rubles.

Output by KGOK in 2004 was 47,180 thousand tons of iron ore (+4.3% year-on-year), 8,963 thousand tons of iron ore concentrate (+4.1% year-on-year). Production of sinter grew by 4.1% to 2,847 thousand tons, pellets production grew by 4.9% to 5,587 thousand tons.

The Group plans to announce final 2004 financial results for KGOK in early April 2005.


ЕвразХолдинг
Управляющая компания

2004 expected RAS financial results (millions of RUB)
Kachkanarsky GOK

	2003	2004	Change, %
Revenue	6 947	11 097	60%
Cost of sales	(5 711)	(6 538)	14%
Gross profit	1 236	4 559	269%
Operating profit	770	3 934	411%
Pre-tax profit	583	4 072	598%
Net profit	375	2 645	605%

Certain statements in this press-release are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors which would cause actual results to differ materially from those expressed or implied by this forward-looking statements.

Notes to Editors

- Evraz Group is the largest integrated steel production and mining company in Russia, and the 12th largest steel producer in the world. In 2004, the Group recorded production of 13.7 million tonnes of steel products.
- The Group is also one of the lowest cost producers of steel in the world.
- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, providing significant competitive advantage for exports to growth markets in Asia.
- The Group's fast-growing mining businesses comprise the Raspadskaya, Uzhkuzbassugol and Neryungriugol coal mines and the Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes in Russia. The mining assets enable the company to be a fully-integrated steel producer, with security of supply over key raw materials. 100% of its coal and coking coal requirements and 70% of its iron ore requirements are fulfilled by the Group's mining business supplies.
- EvrazHolding LLC Management Company acts as a single executive body and defines the strategic development of the Group and undertakes the operational management at the Group's key facilities.
- The company was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office



EvrazHolding LLC
Bld. 4/5 15 Dolgorukovskaya Street, Moscow, 127006, Russia
Phone: +7(095) 234-4629 Fax: +7(095) 234-4627
E-mail: press-center@evrazholding.ru, www.evrazholding.ru

PRESS RELEASE

21.02.2005 | **Москва**

EVRAZHOLDING ANNOUNCES PRELIMINARY 2004 RAS FINANCIAL RESULTS FOR VYSOKOGORSKY GOK

Gross profit increases 2.4 times; net profit to reach 522 million rubles

EvrazHolding ("Group"), Russia's leading steel mining and metallurgical company, today announced 2004 preliminary results under Russian Accounting Standards for Vysokogrsky GOK ("VGOK").

The Group expects a substantial increase in revenues and profit due to increase in production, technological efficiency improvements and strong price environment for iron ore products.

According to the preliminary results, revenue at VGOK is expected to be 3,125 million rubles, which is 86% higher than the results for the twelve moths of 2003. Cost of sales is expected to rise by 73% to 2,237 million rubles and is mainly attributed to increased production volumes. As a result gross profit will grow 2.4 times to 887 million rubles, reflecting the rise in gross margin from 22% до 28%. Operating profit will rise by 288%, to 620 million rubles. Net profit is expected to be 552 million rubles, compared with loss in 2003.

VGOK has substantially increased its production output during 2004, with sinter production rising by 21.1% to 2,918 thousand tons and iron ore extraction volumes increasing by 14.4% to 3,545 thousand tons. 1,142 thousand tons of limestone (+2.7% year-on-year) and 785,5 thousand tons (+19.9% year-on-year) of breakstone were produced by VGOK in 2004.

The Group plans to announce final 2004 financial results for VGOK in early April 2005.



2004 expected RAS financial results (millions of RUB)
Vysokogorsky GOK

	2003	2004	Change, %
Revenue	1 658	3 124	88%
Cost of sales	(1 295)	(2 237)	73%
Gross profit	363	887	144%
Operating profit	160	620	288%
Pre-tax profit	(24)	522	
Net profit	(65)	552	

Certain statements in this press-release are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors which would cause actual results to differ materially from those expressed or implied by this forward-looking statements.

Notes to Editors

- Evraz Group is the largest integrated steel production and mining company in Russia, and the 12th largest steel producer in the world. In 2004, the Group recorded production of 13.7 million tonnes of steel products.
- The Group is also one of the lowest cost producers of steel in the world.
- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, providing significant competitive advantage for exports to growth markets in Asia.
- The Group's fast-growing mining businesses comprise the Raspadskaya, Uzhkuzbassugol and Neryungriugol coal mines and the Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes in Russia. The mining assets enable the company to be a fully-integrated steel producer, with security of supply over key raw materials. 100% of its coal and coking coal requirements and 70% of its iron ore requirements are fulfilled by the Group's mining business supplies.
- EvrazHolding LLC Management Company acts as a single executive body and defines the strategic development of the Group and undertakes the operational management at the Group's key facilities.
- The company was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office

Exhibit B5



Evraz Holding LLC
Bld. 4/5 15 [illegible] Street, Moscow, 127006, Russia
Phone: [illegible] 234-4629 Fax: [illegible] 234-4627
E-mail: [illegible]

PRESS RELEASE

| 04.03.2005 | Moscow

Evraz Group successful in Denisovskoye coal field auction

Moscow, March 4, 2005 – Evraz Group ("Group"), Russia's largest steel production and mining business, today announces it had acquired a licence to explore and develop a significant portion of the Denisovskoye coal field, in Yakutia, East Siberia.

The company successfully bid for a license to explore and develop four coal seams in the field - D_{19}, D_{15} D^{U}_{11}, D^{L}_{11} (" the Deposit") - in an auction conducted by the Republic of Sakha Government. The licences were acquired through NeryungriUgol, a 100%-owned subsidiary of the Group, for 329.16 million rubles (*c.* $11.9million).

According to the official exploration reports, the deposit contains 170 million tonnes of the high grade coking coal reserve classed as category $B+C_1$, and 20 million tonnes of category C_2 coking coal. The licence agreement requires Evraz Group to conduct further exploration of reserves and to establish a mining operation on the deposit with minimum annual production of 2 million tonnes, within the next 10 years.

Commenting, Alexander Frolov, Evraz Group Senior Executive Vice President said:
«This acquisition is the next strategic step in the development of the company's mining business and further strengthens our presence in Yakutia. The Eastern deposit of Denisovskoye field allows us to benefit from strong synergies with Group's coal assets."

Evraz Group's NeryungriUgol coal company was established in 2003 to develop another section of the Denisovskoye coal field with reserves of 66 million tonnes. Currently, the company is constructing a greenfield mine, Denisovskaya, with expected annual production of 3 million tonnes and an enrichment plant. The mine is expected to be commissioned in 2006.

Notes to Editors

- Evraz Group is the largest integrated steel production and mining business in Russia, and the 12th largest steel producer in the world. In 2004, the Group recorded production of 13.7 million tonnes of crude steel products.
- The Group is also one of the lowest cost producers of steel in the world.
- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, providing significant competitive advantage for exports to growth markets in Asia.
- The Group's fast-growing mining businesses comprise the Raspadskaya coal mine, Uzhkuzbassugol and NeryungriUgol coal companies and the Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes in Russia. The mining assets enable the company to be a fully-integrated steel producer, with security of supply over key raw materials. 100% of its

coal and coking coal requirements and 70% of its iron ore requirements are fulfilled by the Group's mining business supplies.

- Evraz Group LLC Management Company acts as a single executive body and defines the strategic development of the Group and undertakes the operational management at the Group's key facilities.
- The company was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office



Evraz Holding LLC
Bld. 4/5 15 Dolgorukovskaya Street, Moscow, 127006, Russia
Phone: +7(095) 234-4629 Fax: +7(095) 234-4577
E-mail: [illegible], www.[illegible].ru

PRESS RELEASE

30.03.05 | **Moscow**

Evraz Group Consolidates Control over Evrazruda

Moscow, March 30, 2005. – Evraz Group, the largest steel production and mining business in Russia, today announces it has completed a restructuring of all its iron ore mining assets under a single holding company, Mastercroft Limited.

As the final step in this process, Evraz Group yesterday transferred the ownership of Evrazruda, an ore mining business, to Mastercroft Limited, the holding company responsible for the consolidation of Evraz Group's assets. The transaction marks the completion of Evraz Group's consolidation of all its ore mining assets, consisting of Evrazruda and the Kachkarnarsky and Vysokogorsky ore mining and enrichment plants, within Mastercroft. This consolidation simplifies the corporate structure of Evraz Group, and improves its operational and financial reporting structures.

Evrazruda completed creation of a network of production sites within the single entity mining company in 2004. Evrazruda now comprises a number of ore mining and ore enrichment enterprises in Kemerovo Region (the Tashtagol, Kazski and Sheregesh mines, Gurevski Limestone, the Abagur and Mundybash Enrichment Plants) and the Republic of Khakassia (the Teisky, Irbinsk and Abakanskoye mines). According to international standards, Evrazruda has total proved and probable iron ore reserves of 262.7 million tonnes. In 2004, Evrazruda produced 3.3 million tonnes of sinter and 2.5 million tonnes of iron ore concentrate. In 2004, Evrazruda had total sales of approximately 9 billion rubles and net profit of 337 million rubles, according to Russian accounting standards. Evrazruda's primary customers are West Siberian and Novokuznetsk steel mills.

Commenting on the transaction Alexander Frolov, EvrazHolding Senior Vice President, said: "Evraz Group's mining operations are taking on an increasing level of importance and this consolidation is a reflection of that fact. Evraz expects to continue to invest in Evrazruda to ensure its long-term position as a local ore supplier for Evraz Group's Siberia-based steel mills."

Evrazruda financial results will be included in Mastercroft Limited's consolidated financial statements starting from March 29, 2005.

Notes to Editors

- Evraz Group is the largest integrated steel production and mining business in Russia, and among the fifteen largest steel producers in the world by volume. In 2004, the Group produced of 13.7 million tonnes of crude steel.
- The Group comprises three of the leading steel plants in Russia: Nizhny Tagil in the Urals region, and West Siberian (Zapsib) and Novokuznetsk, in Siberia. It also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to export markets in Asia.
- Evraz Group's fast-growing mining businesses comprise Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes and the Uzhkuzbassugol and NeryungriUgol coal

companies and Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a fully-integrated steel producer, with security of supply over key raw materials. Evraz Group's mining businesses account for 100% of its coal and coking coal requirements and 70% of its iron ore requirements.

- EvrazHolding Management Company acts as a single executive body, defines the strategic development of Evraz Group and undertakes operational management at the Group's key facilities.
- Evraz Group was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office

Exhibit B7


EVRAZHOLDING
Management Company

Evraz Holding LLC
Bld. 4/5 15 Dolgorukovskaya Street, Moscow, 127006, Russia
Phone: [illegible] Fax: [illegible]
E-mail: press center@evrazholding.ru, www.evrazholding.ru

PRESS RELEASE

| 04.05.2005 | Moscow

KACHKANARSKY GOK MAKES EARLY REPAYMENT OF ITS INDEBTEDNESS UNDER THE SETTLEMENT AGREEMENT

The decision is taken under the programme of early debt retirement under the settlement agreements for all Group companies

Moscow, May 4, 2005 – Evraz Group, one of Russia's largest steel production and mining business, announces the early repayment of 1.682 billion rubles of debt of Kachkanarsky GOK (KGOK) under the settlement agreement reached with creditors in 2001.

Under KGOK's settlement agreement, the 1.682 billion rubles ($58 million as of 19 April 2001) debt was to be repaid over a 9 year term, from 2006 to 2014.

However, favorable market conditions in the steel and mining industry recently have allowed the Group to launch a program of early retirement of debt for all Group companies with outstanding obligations under settlement agreements with creditors. In 2004, other Group enterprises, OAO West Siberian Iron and Steel Plant (Zapsib) and OAO Nizhny Tagil Iron and Steel Plant (NTMK), arranged for early debt retirements of 5.8 billion rubles and 6 billion rubles, respectively.

Commenting, Alexander Frolov, Evraz Group senior executive vice-president, said:

"Early retirement of debt by Group companies will create a solid foundation for stable capital growth of the Evraz Group. The absence of the Group's debt burden under the settlement agreements will also enable us to obtain more attractive terms for external financing to further develop the strategic businesses of the Group. It will also help us to continue the large-scale production modernization programmes at Group companies."

Notes to Editors

The original Settlement Agreement between KGOK and its creditors was signed on April 19, 2001. The agreement was aimed at ending the bankruptcy procedures at KGOK and received support from the government of Sverdlovsk region and the personnel of the plant. KGOK is a major employer in the Sverdlovsk region and has an important role in the social and economic development of the region.

The signing of the Settlement Agreement and cessation of bankruptcy procedures was a major step in assisting the plant to restore solvency, increase volume of production, satisfy creditors' demands, repay wage arrears and ensuring all tax payments were met.

Evraz Group is one of the largest integrated steel production and mining companies in Russia, and among the fifteen largest steel producers in the world by volume. In 2004, the Group produced 13.7 million tonnes of crude steel.

The Group comprises three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK), in Siberia. It also owns and

operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Evraz Group's fast-growing mining businesses comprise Kachkanarsky, Evrazruda and Vysokogorsky iron ore mining complexes and NeryungriUgol coal company and Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a fully-integrated steel producer, with security of supply over key raw materials. Together with affiliated producers, the Group's mining assets have the capacity to supply in excess of 100% of its coal and coking coal requirements and 70% of its iron ore requirements.

EvrazHolding Management Company acts as a single executive body, defines the strategic development of Evraz Group and undertakes operational management at the Group's key facilities.

Evraz Group was founded in 1992 by a group of Russian scientists and engineers led by Alexander Abramov. It began as a steel trading business and has grown to become a fully-integrated steel and mining business.

Press Office

NOT FOR DISTRIBUTION IN THE UNITED STATES

06 May 2005

Evraz Group S.A. announces IPO in London

Russia's largest steel producer seeks an Initial Public Offering and listing of GDRs on the London Stock Exchange

Evraz today announces its intention to pursue an Initial Public Offering (IPO) and listing of GDRs on the London Stock Exchange in late May or early June 2005.

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Now operating under a newly-established Luxembourg holding company, Evraz Group S.A., Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest steel producer in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore in 2004. Evraz Ruda, which was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore in 2004, substantially all of which was used by Evraz. Most of Evraz's iron ore production is used in its steel making operations. Evraz estimates that its total revenues for 2004 were over U.S.$5.9 billion, compared to U.S.$2.1 billion in 2003. Evraz expects to publish its audited financial statements for 2004 later this month.

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors; to expand its presence in export markets for semi-finished products; and to expand its operations in the production and sale of iron ore and coking coal. The key elements of this strategy are to enhance its margin profile, achieve superior growth and to expand its mining platform.

Evraz intends to use the net proceeds of the offering to pursue the acquisition and development of additional mining assets in Russia and the CIS and downstream steel operations outside Russia; to consolidate its ownership interests in existing assets; and to modernise and improve operations of its existing production facilities.

Evraz Group S.A.'s board of directors was recently enhanced through the election of three non-executive directors, who join the four executive directors, and through the establishment of audit and compensation committees. Further information about these directors is set out in the Appendix to this release. The board has also adopted a resolution defining the approval processes for large transactions and transactions with related parties.

NOT FOR DISTRIBUTION IN THE UNITED STATES

Commenting on the proposed IPO and listing on the London Stock Exchange, Alexander Abramov, Evraz's Chief Executive Officer, said:

"I am very pleased to announce Evraz's plans for an IPO on the London Stock Exchange. We believe the business has now reached an appropriate stage in its evolution to list on international public markets. Evraz is the leading vertically integrated steel and mining business in Russia, and an IPO would facilitate its further development."

Morgan Stanley is acting as Global Coordinator and Credit Suisse First Boston, Morgan Stanley and Renaissance Capital are acting as Joint Lead Managers and Joint Bookrunners in connection with the proposed IPO

-ends-

For Further Information:

Evraz
Investor and Public Relations
Alexander Karlashov
Irina Osadchaya

Tel: +7 095 933 5876

Merlin
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova

Tel: +44 207 653 6620

APPENDIX

Board of Directors:

Executive Directors

Alexander G. Abramov is Chairman of the Board of Directors and Evraz's Chief Executive Officer. He has served in similar roles with Evraz or its predecessors since founding EvrazMetal, the predecessor of Evraz, in 1992. Mr. Abramov is also a member of the boards of directors of NTMK and ZapSib.

Alexander V. Frolov is Evraz's Senior Executive Vice President responsible for financial and international activities and a member of the Board of Directors. Mr. Frolov joined Evraz's predecessor entities in 1994, and subsequently held various positions at EvrazMetal and Evraz. Mr. Frolov served as Evraz's Chief Financial Officer from 2002 through 2004.

Valery I. Khoroshkovsky is Evraz's Chief Operating Officer and a member of the Board of Directors, responsible for current operations, industrial policy and international business. Mr. Khoroshkovsky joined Evraz in 2004. Prior to joining Evraz, Mr. Khoroshkovsky served as Minister of Economics of Ukraine from 2002 until January 2004.

Otari I. Arshba is a member of the Board of Directors. Mr. Arshba joined Evraz's predecessor entities in 1998, and until December 2003 served as Evraz's Senior Vice President for Development and External Relations. In December 2003, Mr. Arshba was elected as a deputy of the State Duma of the Russian Federation.

Non-Executive Directors

James W. Campbell is a member of the Board of Directors. Mr. Campbell is currently the Chairman of Minara Resources Ltd. (formerly Anaconda Nickel)

Lord Peter Daresbury is a member of the Board of Directors. Lord Daresbury has served as Non-executive Chairman of De Vere Group plc (formerly The Greenalls Group plc), a hotel and leisure company, since 2000 and as a Senior Advisor to Fleming Family & Partners, a private investment house, since 2005.

Terry Robinson is a member of the Board of Directors. Mr. Robinson also currently serves as Interim Managing Director of Ede's UK Ltd.


OFFICE OF INTERNATIONAL
CORPORATE FINANCE


EVRAZHOLDING
Management Company

| 11.05.2005 | Moscow

Evraz Group announces consolidated IFRS financial results for 2004

Moscow, May 11, 2005 – Evraz Group, one of Russia's largest steel production and mining businesses, today announces its audited financial results for the year ended 31 December 2004. The results were prepared in accordance with International Financial Reporting Standards (IFRS).

On the basis of Evraz's audited IFRS accounts, the group is able to announce:

- Revenues for the year ended 31 December 2004 were US$5,924.6 million, compared to US$2,132.6 million for the year ended 31 December 2003;
- Gross profit for the year ended 31 December 2004 was US$2,434.0 million (41% of revenues) compared to US$571.5 million in 2003 (27% of revenues);
- Net profit attributable to equity holders of the parent entity for the year ended 31 December 2004 was US$1,083.8 million (18% of revenues) compared to US$207.9 million for the year ended 31 December 2003 (10% of revenues);
- Adjusted earnings before interest, taxation, depreciation and amortization (Adjusted EBITDA) were US$2,003.9 million (34% of revenues) in the year ended 31 December 2004, compared to US$477.5 million for the year ended 31 December 2003 (22% of revenues); *
- As of 31 December 2004, total assets amounted to US$4,034.5 million compared to US$2,151.1 million as of 31 December 2003.

Commenting on the results, Alexander Frolov, Evraz Group senior executive vice-president, said:

"These results reflect a very successful year at Evraz. We have more than doubled our revenues, and recorded more than four-fold increases in Adjusted EBITDA and net profit attributable to equity holders in the parent company. We have significantly improved our margins through operational improvements and our continued focus on lowering costs of production. These strong results provide a platform for Evraz to further increase capital expenditure at our existing plants, undertake targeted acquisitions in steel and further expand our mining operations.

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* Adjusted EBITDA represents profit from operations (before interest and taxes) plus depreciation and amortization, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Our main goals are to leverage and enhance our market leading position in long products in Russia, as well as to capitalize on strength in semi-finished products in the growing east and southeast Asian markets. We also seek to further develop our mining segment, both by acquisition and brownfield projects, into a strong standalone business."

For further information:

Evraz Group

Investor & public relations

Alexander Karlashov

Irina Osadchaya

Tel: +7 095 933 5876

Merlin

Michael Rummel

Lachlan Johnston

Peter Otero

Maria Suleymanova

Tel: +44 207 653 6620

Infomost

Maxim Ufaev

Dmitry Manakov

Tel: +7 095 933 5222

Evraz Group S.A.
Consolidated Income Statement
(In thousands of US dollars)

	Year ended December 31,		
	2004	**2003**	**2002**
Revenue			
Sale of goods	**$ 5,774,084**	$ 2,004,111	$ 1,466,766
Rendering of services	**150,564**	128,528	64,961
	5,924,648	2,132,639	1,531,727
Cost of revenue	**(3,512,987)**	(1,583,415)	(1,334,281)
Amortisation of negative goodwill	**22,292**	22,312	16,149
Gross profit	**2,433,953**	571,536	213,595
Selling and distribution costs	**(219,149)**	(41,761)	(54,527)
General and administrative expenses	**(324,863)**	(163,369)	(109,564)
Social and social infrastructure maintenance expenses	**(44,456)**	(25,975)	(28,574)
Loss on disposal of property, plant and equipment	**(10,901)**	(15,447)	(15,079)
Impairment of assets	**(1,366)**	(5,499)	(1,919)
Foreign exchange gains/(losses), net	**3,023**	7,910	(14,984)
Gain on net monetary position	–	–	62,681
Other operating income/(expenses), net	**(5,563)**	10,446	839
Profit from operations	**1,830,678**	337,841	52,468
Interest income	**9,639**	9,245	1,712
Interest expense	**(103,795)**	(55,219)	(57,356)
Share of profits/(losses) of associates and a joint venture	**42,658**	(121)	(663)
(Loss)/gain on extinguishment of debts	**(139,362)**	12,065	16,302
Net trading gain from a related party	–	24,433	–
Gain on financial assets	**57,189**	–	–
Loss on sale of minority interest	**(34,885)**	–	–
Other non-operating gain, net	**1,965**	2,751	–
Profit before tax	**1,664,087**	330,995	12,463
Income tax expense	**(415,843)**	(75,107)	(11,151)
Net profit	**$ 1,248,244**	$ 255,888	$ 1,312
Attributable to:			
Equity holders of the parent entity	**$ 1,083,810**	$ 207,926	$ 5,876
Minority interests	**164,434**	47,962	(4,564)
	$ 1,248,244	$ 255,888	$ 1,312

Evraz Group S.A.

Consolidated Balance Sheets

(In thousands of US dollars)

	December 31, 2004	2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment, net	$ **2,104,338**	$ 1,247,643	$ 1,077,621
Negative goodwill, net	**(249,852)**	(272,144)	(265,780)
Investment in a joint venture	**195,641**	–	–
Other long-term investments	**8,644**	9,869	36,390
Restricted deposits at banks	**8,570**	18,122	–
Receivables from related parties	**406**	–	1,011
Other non-current assets	**9,245**	14,916	4,828
	2,076,992	1,018,406	854,070
Current assets			
Inventories	**780,561**	481,014	119,062
Trade and other receivables, net	**278,964**	76,169	37,935
Prepayments	**73,944**	39,936	20,574
Loans receivable	**7,959**	2,474	2,680
Receivables from related parties	**106,541**	104,879	31,209
Loans receivable from related parties	**4,206**	16,958	10,611
Taxes receivable	**379,738**	139,161	62,009
Short-term investments and notes receivable	**21,804**	71,713	11,037
Restricted deposits at banks	**12,441**	4,850	–
Cash and cash equivalents	**291,312**	195,532	42,415
	1,957,470	1,132,686	337,532
Total assets	$ **4,034,462**	$ 2,151,092	$ 1,191,602
EQUITY AND LIABILITIES			
Equity			
Parent shareholders' equity			
Issued capital	$ **42**	$ 138,935	$ –
Additional paid-in capital	**319,076**	47	47
Unrealised gain on financial assets	–	948	–
Accumulated profits	**1,061,339**	187,126	3,558
Translation difference	**161,576**	69,627	19,688
	1,542,033	396,683	23,293
Minority interests	**356,745**	192,540	223,214
	1,898,778	589,223	246,507
Non-current liabilities			
Long-term loans	**788,093**	354,046	34,257
Liabilities under the Settlement Agreements	**4,224**	39,413	58,098
Restructured taxes payable	**23,259**	26,000	29,064
Promissory notes payable	**20,220**	576	5,353
Loans payable to related parties	–	92,521	49,555
Deferred income tax liabilities	**194,316**	133,829	159,356
Finance lease liabilities	**25,661**	14,434	11,489
Post-employment benefits	**48,204**	30,144	19,922
Provisions	**18,480**	13,230	15,145
Other long-term liabilities	**988**	34,840	34,091
	1,123,445	739,033	416,330
Current liabilities			
Trade and other payables	**194,745**	176,270	109,203
Advances from customers	**54,906**	26,206	21,735
Short-term loans and current portion of long-term loans	**524,696**	224,082	87,038
Payables to related parties	**37,392**	228,834	159,023
Short-term loans from related parties	**10,400**	35,113	16,958
Taxes payable	**182,996**	87,589	85,210
Current portion of liabilities under the Settlement Agreements	–	19,583	29,697
Current portion of finance lease liabilities	**4,688**	5,251	2,000
Current portion of other long-term liabilities	**44**	19,908	17,901
Dividends payable	**2,416**	–	–
	1,012,239	822,836	528,765
Total equity and liabilities	$ **4,034,462**	$ 2,151,092	$ 1,191,602

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

NOT FOR DISTRIBUTION IN THE UNITED STATES

These materials are not an offer for sale of the securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Evraz does not intend to register any portion of the offering in the United States or to conduct a public offering of the securities in the United States.

19 May 2005

Evraz Group S.A. announces price range for Initial Public Offering

Evraz Group S.A., a Luxembourg-based holding company for one of the largest vertically integrated steel and mining businesses with operations mainly in Russia, today announces the indicative price range for its initial public offering. The offering will comprise 29.1 million Global Depository Receipts (GDRs) on the London Stock Exchange, with three GDRs representing one share in the company.

The price range has been set at between U.S.$13.5 and U.S.$17.0 per GDR.

On the basis of this pricing range, Evraz Group can be expected to have a market capitalization of between U.S.$4.7 billion and U.S.$6.0 billion following the initial public offering.

Evraz Group S.A. will seek admission for its GDRs to the UK Listing Authority's Official List and to be admitted to trading on the London Stock Exchange.

Morgan Stanley is acting as Global Coordinator and Credit Suisse First Boston, Morgan Stanley and Renaissance Capital are acting as Joint Lead Managers and Joint Bookrunners in connection with the proposed IPO.

-ends-

For Further Information:

Evraz Group S.A.
Investor and Public Relations
Alexander Karlashov
Irina Osadchaya
Tel: +7 095 933 5876

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova

Tel: +44 207 653 6620

NOT FOR DISTRIBUTION IN THE UNITED STATES

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Now operating under a newly-established Luxembourg holding company, Evraz Group S.A., Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest steel producer in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore in 2004. Evraz Ruda, which was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore in 2004, most of which was used by Evraz. Most of Evraz's iron ore production is used in its steel making operations.

On the basis of Evraz's IFRS accounts, revenues for the year ended 31 December 2004 were U.S.$5,924.6 million, compared to U.S.$2,132.6 million for the year ended 31 December 2003. Adjusted EBITDA* was U.S.$2,003.9 million in the year ended 31 December 2004, compared to U.S.$477.5 million for the year ended 31 December 2003.

* Adjusted EBITDA represents profit from operations plus depreciation and amortization, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Stabilisation/FSA

EVRAZ GROUP

EVRAZ GROUP S.A.

(incorporated in Luxembourg as a company with limited liability)

Global Offering of 9,700,000 Shares in the form of Global Depositary Receipts
Offer Price: U.S.$14.50 per Global Depositary Receipt

This Offering Circular relates to an offering (the "Offering") by Evraz Group S.A. (the "Company") of 9,700,000 of its ordinary shares, each with a nominal value of €2 per share (the "Shares"), in the form of global depositary receipts ("GDRs"), with three GDRs representing an interest in one Share.

The Offering consists of (a) an offering (the "U.S. Offering") in the United States to certain qualified institutional buyers (each a "QIB") as defined in Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act"), of GDRs (the "Rule 144A GDRs") in reliance on Rule 144A or another exemption from, or transaction not subject to, registration under the Securities Act and (b) an offering (the "International Offering") outside the United States of GDRs (the "Regulation S GDRs") in reliance on Regulation S under the Securities Act ("Regulation S"). The GDRs will not be offered to residents of Luxembourg other than to professional investors. GDRs are not being made available, in whole or in part, to the public in connection with the Offering.

The Company has granted to Morgan Stanley & Co. International Limited (the "Stabilising Manager") an option (the "Over-allotment Option") exercisable within 30 days after the closing of the Offering, which is expected to occur on or about 7 June 2005 (the "Closing Date"), to purchase a maximum of 1,455,000 additional Shares in the form of GDRs, solely to cover over-allotments, if any, in the Offering. See "Subscription and Sale".

The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters. See "Risk Factors" beginning on page 11 for a discussion of certain matters that prospective investors should consider prior to making an investment decision.

Application has been made (i) to the UK Financial Services Authority (the "UKLA") in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA") for up to 355,077,978 GDRs, consisting of up to 29,100,000 GDRs to be issued on the Closing Date, up to 4,365,000 additional GDRs to be issued pursuant to the over-allotment option, as described herein, and up to 321,612,978 additional GDRs to be issued from time to time against the deposit of Shares with The Bank of New York, as depositary (the "Depositary"), to be admitted to the Official List of the UKLA (the "Official List") and (ii) to the London Stock Exchange plc (the "London Stock Exchange") for such GDRs to be admitted to trading on the London Stock Exchange's market for listed securities and in particular on the International Order Book (the "IOB"). Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange ("Admission"). Application has been made for the Rule 144A GDRs to be designated as eligible for trading in The PORTAL Market of The Nasdaq Stock Market, Inc. ("PORTAL"). Prior to the Closing Date there has not been any public market for the Shares or the GDRs. It is expected that conditional trading through the IOB will commence on a "when issued" basis on or about 2 June 2005, and unconditional trading through the IOB will commence on or about 8 June 2005. **All dealings in the GDRs prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. The Shares have not been, and are not expected to be, listed on any stock exchange.**

A copy of this Offering Circular, including the financial statements contained herein, comprises listing particulars relating to the Company prepared in accordance with the Listing Rules of the UKLA (the "Listing Rules") made pursuant to Part VI of the FSMA and has been delivered to the Registrar of Companies for England and Wales for registration in accordance with Section 83 of the FSMA.

The Shares and the GDRs are not and will not be listed in Luxembourg. This Offering Circular has not been reviewed, approved or disapproved by any regulatory authority in Luxembourg. The Company is not subject to the ongoing reporting requirements of the securities laws of Luxembourg.

The GDRs offered hereby are offered severally by the Managers referred to in "Subscription and Sale" (the "Managers") or through their selling agents, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Regulation S GDRs will be evidenced by a Master Regulation S Global Depositary Receipt (the "Master Regulation S GDR") registered in the name of The Bank of New York Depositary (Nominees) Limited, as nominee for The Bank of New York, London branch, as common depositary for Euroclear Bank N.V./S.A. as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The Rule 144A GDRs will be evidenced by a Master Rule 144A Global Depositary Receipt (the "Master Rule 144A GDR" and, together with the Master Regulation S GDR, the "Master GDRs") registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC") in New York. Except as described herein, beneficial interests in the Master GDRs will be shown on, and transfers thereof will be effected only through, records maintained by DTC, Euroclear and Clearstream, Luxembourg and their direct and indirect participants. It is expected that delivery of the GDRs will be made on or about 7 June 2005 through Euroclear and Clearstream, Luxembourg with respect to the Regulation S GDRs and through DTC with respect to the Rule 144A GDRs.

Credit Suisse Fi **ance Capital**

(This page has been left blank intentionally.)

The Company accepts responsibility for the information contained in this Offering Circular. To the best of the Company's knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

The contents of Evraz's websites do not form any part of this Offering Circular.

Any reference in this document to Listing Particulars refers to this Offering Circular.

In their capacity as authorised adviser to the Company in respect of the application for admission of the GDRs to the Official List, Morgan Stanley & Co. International Limited is acting exclusively for the Company and no one else in connection with the Offering and will not be responsible to any other person for providing the protection afforded to its clients or for providing advice in relation to the Offering.

No person is authorised to give any information or to make any representation in connection with the offering or sale of the GDRs other than as contained in this Offering Circular, and, if given or made, such information or representation must not be relied upon as having been authorised by the Company, the Depositary (as defined below) or any of the Managers. This Offering Circular is being furnished by the Company solely for the purpose of enabling a prospective investor to consider the purchase of the GDRs. No representation or warranty, express or implied, is made by any Manager or any of their affiliates or advisors as to the accuracy or completeness of any information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by any Manager as to the past or the future. Any reproduction or distribution of this Offering Circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the GDRs is prohibited, except to the extent that such information is otherwise publicly available. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct at any time subsequent to such date. Each prospective investor, by accepting delivery of this Offering Circular, agrees to the foregoing.

This Offering Circular does not constitute an offer to sell, or a solicitation by or on behalf of the Company, the Depositary or any Manager to any person to subscribe for or purchase any of the GDRs in any jurisdiction where it is unlawful for such person to make such an offer or solicitation. The distribution of this Offering Circular and the offering or sale of the GDRs in certain jurisdictions is restricted by law. Persons into whose possession this Offering Circular may come are required by the Company and the Managers to inform themselves about and to observe such restrictions. No action has been taken by the Company or the Managers that would permit, otherwise than under the Offering, an offer of the GDRs, or possession or distribution of this Offering Circular or any other offering material or application form relating to the GDRs in any jurisdiction where action for that purpose is required. This Offering Circular may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorised or is unlawful. Further information with regard to restrictions on offers and sales of the GDRs is set forth under "Selling and Transfer Restrictions".

The Regulation S GDRs and the Rule 144A GDRs will be delivered by the Depositary, pursuant to the Deposit Agreement (the "Deposit Agreement"), expected to be dated the Closing Date, between the Company and the Depositary. The Shares represented by the GDRs will be registered in the name of the Depositary or its nominee.

In connection with the Offering, Morgan Stanley & Co. International Limited or any agent acting for it may over-allot or effect transactions with a view to supporting the market price of the GDRs at a level higher than that which might otherwise prevail, for a limited period. However, there may be no obligation on Morgan Stanley & Co. International Limited or any agent for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of this Offering Circular, including the risks involved.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH, OR APPROVED OR DISAPPROVED BY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The GDRs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such GDRs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Offering should not be considered a public offering in the Grand Duchy of Luxembourg ("Luxembourg"). This Offering Circular may not be reproduced or used for any purpose in Luxembourg other than the Offering, nor provided to any person in Luxembourg other than the recipient thereof. The securities are offered in Luxembourg to a limited number of sophisticated investors in all cases under circumstances designed to preclude a distribution, which would be other than a private placement. All public solicitations in Luxembourg are banned and the Offering may not be publicly advertised nor may the Offering Circular be circulated to the general public in Luxembourg.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE, CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT, NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION, MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular includes "forward-looking statements", which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Company's control that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Among the important factors that could cause the Company's actual results, performance or achievements to differ materially from those expressed in such forward-looking statements include those in "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this Offering Circular. These forward-looking statements speak only as at the date of this Offering Circular. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by the Listing Rules.

AVAILABLE INFORMATION

For so long as any Shares or GDRs representing such Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is neither subject to Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner upon the request of such holder, beneficial owner or prospective purchaser, the information required to be delivered to such persons pursuant to Rule 144A(d)(4) under the Securities Act (or any successor provision thereto).

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Company is incorporated under the laws of Luxembourg. Certain persons referred to herein are residents of the Russian Federation and certain entities referred to herein are organised under the laws of the Russian Federation or Luxembourg. Except for certain non-executive members of the Company's Board of Directors, who are residents of the United Kingdom, all or a substantial portion of the assets of such persons, entities and the Company are located outside the United States and the United Kingdom. As a result, it may not be possible for investors to effect service of process upon such persons in the United States or the United Kingdom or to enforce against them or the Company judgments obtained in United States courts predicated upon the civil liability provisions of U.S. securities laws.

The enforcement of judgments obtained outside of Luxembourg in Luxembourg is conditional upon obtaining an enforcement order in Luxembourg. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Luxembourg.

Judgements rendered by a court in any jurisdiction outside Russia will be recognised by courts in Russia only if (i) an international treaty providing for the recognition and enforcement of judgements in civil cases exists between Russia and the country where judgement is rendered and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgements is adopted. No such federal law has been passed and no such treaty for the reciprocal enforcement of foreign court judgements in civil cases exists between Russia, on the one hand, and the United States or United Kingdom, on the other.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, all references to "Evraz" are to the Company and its consolidated subsidiaries, taken as a whole.

The Company's audited consolidated financial statements in respect of the financial years ended 31 December 2004, 2003 and 2002 included in this Offering Circular (the "Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board.

Market data used in this Offering Circular, including without limitation under the captions "Industry Overview" and "Regulatory Matters", have been extracted from official and industry sources and other sources the Company believes to be reliable. Throughout this Offering Circular, the Company has also set forth certain statistics, including statistics in respect of product sales volumes and market share, from industry sources and other sources the Company believes to be reliable. The Company accepts responsibility for accurately reproducing such information, data and statistics. Such information, data and statistics may be approximations or estimates or use rounded numbers.

In this Offering Circular, all references to "RUR", "Rouble" and "rouble" are to the currency of the Russian Federation ("Russia"), all references to "€" and "euro" are to the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, and all references to "U.S.$", "U.S. dollar" and "dollar" are to the currency of the United States of America. Solely for the convenience of the reader, and except as otherwise stated, this Offering Circular contains translations of some rouble amounts into U.S. dollars at a conversion rate of RUR27.75 to U.S.$1.00, which was the rate published by the Central Bank of the Russian Federation ("CBR") on 31 December 2004. No representation is made that the rouble or dollar amounts referred to

herein could have been or could be converted into roubles or dollars, as the case may be, at these rates, at any particular rate or at all. See "Exchange Rate Information".

In this Offering Circular, all references to "U.S." are to the United States of America, all references to "U.K." are to the United Kingdom and all references to the "EU" are to the European Union and its member states as of the date of this Offering Circular. All references to "CIS" are to the countries that formerly comprised the Union of Soviet Socialist Republics and that are now members of the Commonwealth of Independent States: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

In this Offering Circular, all references to "tonnes" are to metric tonnes, and one metric tonne is equal to one thousand kilograms.

Certain figures included in this Offering Circular have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

TABLE OF CONTENTS

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SUMMARY

This summary highlights certain aspects of Evraz's business and the Offering, but potential investors should read the entire Offering Circular, including the financial statements and related notes, before making an investment decision. Prospective investors should also carefully consider the information set forth under the heading "Risk Factors".

EVRAZ

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest Russian producer of long products and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore products in 2004, and Evraz Ruda, which was then under common control with Evraz and was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore products. Most of Evraz's iron ore products are used in its steel making operations. Evraz's total consolidated revenues in 2004 amounted to U.S.$5,924.6 million, compared to U.S.$2,132.6 million in 2003.

Evraz's principal assets are:

- Three steel plants: OAO Nizhny Tagil Iron and Steel Plant ("NTMK"), which is located in Nizhny Tagil, Sverdlovsk region; OAO West Siberian Iron and Steel Plant ("ZapSib"), the largest steel plant in Siberia and the eastern-most steel plant in the Russian Federation, located near Novokuznetsk, Kemerovo region; and OAO Novokuznetsk Iron and Steel Plant ("NKMK"), located in Novokuznetsk;
- Three iron ore mining and processing facilities: OAO Kachkanarsky Mining and Metallurgical Complex ("KGOK"), which is located in Sverdlovsk region near NTMK; OAO Evraz Ruda ("Evraz Ruda"), which operates mines in Kemerovo region, the Republic of Khakassia and south Krasnoyarsk Krai and which Evraz acquired in March 2005; and OAO Vysokogorsky Mining and Metallurgical Complex ("VGOK"), which is located in Sverdlovsk region near NTMK;
- Two coal mines: OOO Mine 12 ("Mine 12"), which is located in Kemerovo region near ZapSib and NKMK and produces coking coal and steam coal, and which Evraz acquired in March 2005; and OAO UK Neryungri Ugol ("Neryungri Ugol"), which is developing coking coal deposits in the Republic of Sakha (Yakutia) and that is expected to commence production in 2006; and
- Trading and logistics assets, including OAO Nakhodka Sea Port ("Nakhodka Sea Port"), one of the largest ports in the Russian Far East and through which Evraz ships most of its exports.

Evraz also holds a 47.7% interest in ZAO Raspadskaya ("Raspadskaya"), a coking coal mine located in Kemerovo region that is accounted for on the equity basis in the Consolidated Financial Statements. In January 2005, Evraz was announced as the winner in a privatisation tender for assets of AO Chiaturmanganum, a manganese ore producer, and AO Vartsikhe GES, a hydroelectric power plant, both of which are located in Georgia. Pursuant to an agreement entered into in May 2005 with the Government of Georgia and shareholders of AO Zestafoni Ferroalloy Plant ("Zestafoni"), also located in Georgia, these assets are to be acquired by Evraz and Zestafoni's shareholders from the Government of Georgia and contributed into a newly established joint venture with shareholders of Zestafoni (who are contributing 70.81% of the shares in Zestafoni). Evraz is to own a 63.08% interest in the joint venture, which is expected to be created by July 2005.

For further information about the structure and history of Evraz, see "Description of Business—Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

Competitive Strengths

Dominant producer of long products in Russia: As noted above, Evraz is the largest producer of steel in Russia, the largest Russian producer of long products and among the fifteen largest steel producers globally. Evraz is the leading producer in the Russian railway products sector with an estimated nearly 100% market share in rails (by volume) in 2004 (as well as an estimated 27% market share in wheels). In the Russian construction sector, Evraz estimates that it had an 86% market share in H-beams and a 48% market share in channels in 2004, all in terms of volume, giving Evraz a strong competitive position as a full-product range producer in the domestic construction steel market. These market sectors are experiencing high levels of demand growth in Russia and there is relatively limited competition from other Russian producers, which primarily focus on producing flat products.

Vertically-integrated business: As a vertically-integrated steel producer, Evraz's exposure to high and variable raw material prices is limited by its significant internal sources of raw materials. Evraz is a large iron ore producer, sourcing approximately 73% of its iron ore requirements in 2004 from its own mining segment (including full-year supplies from KGOK, which was acquired in May 2004, and supplies from Evraz Ruda, which was acquired in March 2005) and with capacity from these operations sufficient to cover 86% of its iron ore requirements in 2004. Substantially all of the mining segment's iron ore products are produced from iron ore mined by Evraz. Evraz also obtains significant quantities of coking coal from its equity investee Raspadskaya and affiliate Yuzhkuzbassugol, which together supplied approximately 69% of Evraz's total coking coal requirements in 2004 (these companies, together with the recently acquired Mine 12, in aggregate produced approximately 158% of these requirements). Evraz sells the iron ore products that it does not consume internally to third partes.

Low cost producer: Russia is the one of the lowest cost regions for steel production, enabling Evraz to benefit from some of the lowest production costs in the steel industry worldwide. Moreover, its favourably located mining operations enable Evraz to obtain a stable supply of raw materials on the basis of relatively low transport costs. In addition to these cost advantages, as the largest producer of steel in Russia Evraz benefits from economies of scale in production and negotiating power with its suppliers. In order to maintain its cost competitiveness, Evraz has made and continues to make significant capital expenditures in upgrading its facilities to increase productivity and yield.

Strong positions in high growth steel markets: Evraz has a leading market position in products with strong growth profiles in Russia, such as construction and railway products. The construction sector has grown faster than GDP in Russia in recent years, and continues to do so, resulting in significant growth in demand for steel products. Evraz also expects demand for its principal railway products (rails and wheels) to increase significantly as the Russian railroad network is upgraded following a long period of underinvestment, particularly in light of a capital expenditure programme of approximately U.S.$21 billion from 2005 through 2007 announced by OAO Russian Railways ("Russian Railways") focused primarily on upgrading and refurbishment of infrastructure and rolling stock. Evraz is also well-positioned in the growing east and southeast Asian markets for billets and slabs as a result of the location of its production facilities and its ownership of Nakhodka Sea Port on Russia's Pacific coast.

Attractive and growing mining business: Evraz has a strong asset base in iron ore, making Evraz the second largest iron ore producer in Russia, as well as an equity interest in a major coking coal producer and other coking coal assets. Evraz has sought to increase its sales of iron ore to third parties and expects to begin selling coking coal to third parties, as well as to reduce its dependence on outside suppliers of raw materials through both organic growth and additional acquisitions. Evraz is also among the largest producers of vanadium slag globally.

Dynamic and experienced management team: Evraz's management team has a proven track record in managing operations under its control and turning around newly acquired underperforming assets, including Evraz's major production facilities. Evraz's senior management team combines extensive industry and marketing experience with financial and management expertise, and its newly-formed board of directors includes individuals who have been involved in Evraz's business as well as three internationally experienced non-executive directors.

Strong financial performance: As an integrated low-cost steel producer that has invested substantially in modernising its operations, Evraz has benefited from the improved market environment in recent years and generated strong cash flows and returns, resulting in net cash flow from operating activities of U.S.$957 million and an Adjusted EBITDA margin of approximately 33.8% in 2004. Evraz is in a strong

financial position, illustrated by its Net Debt to Adjusted EBITDA ratio of 0.51 at the end of 2004. See "Summary Financial Data" for definitions of Adjusted EBITDA and Net Debt used by Evraz. Evraz believes that its strong cash flows, margins and financial position will help it to maintain and grow its business.

Strategy

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors, and to expand its presence in export markets for semi-finished products and in the production and sale of iron ore and coking coal. Evraz intends to pursue this strategy by enhancing its margin profile, achieving superior growth and expanding its mining platform, as set out below.

Enhance Margin Profile

- **Realisation of synergies from recent acquisitions and continued capital expenditure-driven efficiency improvements in order to retain Evraz's position as one of the most cost efficient integrated steel making and mining groups worldwide.** Evraz's management believes that producing low-cost steel products is essential to ensure the competitiveness of its plants. In the short to medium term Evraz intends to realise synergies from the integration of recent acquisitions by rationalising production across its plants and making selective investments in improved production technology, such as increasing the use of continuous casting in its steel production, ongoing blast furnace refurbishments and closure of open hearth furnace production facilities. In support of these objectives, Evraz has planned U.S.$411 million in capital expenditure in respect of its steel segment in 2005 and a further U.S.$550 million from 2006 through 2010.
- **Enhance product mix to expand Evraz's position as a competitive exporter of semi-finished products.** Evraz's management believes that semi-finished products will continue to offer the best export opportunities for Evraz, as these products generally are not subject to protective trade measures. Evraz is also seeking to increase the proportion of slabs in its export mix, as it believes that slab export markets offer it strong long-term growth prospects and potentially greater margins than billet export markets. As a result, Evraz has made significant investments in expanding its continuous slab-making capacity in order to become a flexible manufacturer capable of delivering a wide range of slab sizes and specifications to customers, and it expects the share of slabs in its exports to increase through 2007. Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by 2006.

Achieve Superior Growth

- **Capture domestic growth.** Evraz intends to leverage its leading position in Russia's construction sector, which, as noted above, has grown and continues to grow faster than GDP in Russia. Evraz intends to develop its own distribution network to capture incremental margin on its construction sector sales in Russia and to foster higher market share retention. In particular, Evraz intends to focus on selling higher value-added products, such as beams and channels, strengthening its position as a leading full-range supplier to the Russian construction industry. In the railway sector, Evraz intends to capitalise on its position as a dominant supplier to Russian Railways in light of Russian Railways' announced capital expenditure program, for example building on recently completed improvements to its wheel-making facilities that increased annual production capacity by approximately 40%, to 630,000 units (approximately 250,000 tonnes) annually. Evraz plans to continue making selective investments in quality upgrades and product range expansion to maintain its dominant position in railway products.
- **Developing markets outside Russia.** Evraz intends to achieve growth by capturing additional margins through focused acquisitions of re-rolling and other complementary assets outside Russia, which can be supplied by its fast growing slab production capacity. As part of this strategy, Evraz has recently entered into a non-binding memorandum of understanding to acquire Palini e Bertoli SpA, a producer of steel plate products that is located in Italy, and submitted a preliminary non-binding bid for Vitkovice Steel, a rolling mill that is being

privatised by the government of the Czech Republic. Evraz is also considering further acquisitions of steel production assets in the CIS.

Expand Mining Platform

- **Enhance profitability and security of supply through vertical integration.** Evraz is seeking to increase its iron ore and coking coal production in order to enhance its margins on sales of steel products. To accomplish this objective, Evraz plans to intensify production from its existing iron ore and coking coal reserves through capital expenditures targeted at improving production capacity and efficiency. In addition, Evraz intends to expand its mining asset base through acquisitions of additional subsoil licences as well as through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. In the coal sector, Evraz may seek to increase its interest in Raspadskaya and to acquire Yuzhkuzbassugol, should the opportunities arise.
- **Drive growth through increased sales of mining products to third parties.** Evraz intends to increase its sales of iron ore and coking coal to third parties in order to benefit from favourable market conditions for these products and to develop capabilities for exporting coking coal. Evraz is currently developing a greenfield mine for high quality coking coal, Neryungri Ugol, in eastern Siberia that will focus on third party sales to Asian markets and that is expected to start operations in 2006 and have an annual output of approximately three million tonnes by 2008. Evraz plans to pursue further such opportunities and acquisitions.

THE OFFERING

The Offering	The Offering comprises 29,100,000 GDRs, representing 9,700,000 new Shares (the "New Shares") to be issued by the Company. The GDRs are being offered (a) in the United States to QIBs in the form of Rule 144A GDRs in reliance on Rule 144A or another exemption from, or transaction not subject to, registration under the Securities Act and (b) outside the United States in the form of Regulation S GDRs in reliance on Regulation S.
Over-allotment Option	The Company has granted the Over-allotment Option to Morgan Stanley & Co. International Limited, exercisable within 30 days after the Closing Date, to purchase a maximum of 1,455,000 additional Shares in the form of GDRs solely to cover over-allotments, if any, in the Offering. See "Subscription and Sale".
Offer Price	U.S.$14.50 per GDR
The GDRs	Three GDRs will represent one Share. The GDRs will be issued and delivered by the Depositary under the Deposit Agreement. The Regulation S GDRs will be evidenced by the Master Regulation S GDR and the Rule 144A GDRs will be evidenced by the Master Rule 144A GDR. See "Summary of Provisions Relating to the GDRs while in Master Form". GDRs representing 9,700,000 Shares will initially be created for the purposes of the Offering.
Depositary	The Bank of New York
No dealing	Each of the Company and Crosland Global Limited ("the Principal Shareholder") has agreed with the Managers that, during the period beginning with the date of the Underwriting Agreement (as defined in "Subscription and Sale") and continuing to, and including the date 180 days after the Closing Date, it will not offer, issue, sell, contract to sell, pledge (or charge in respect of the Principal Shareholder), grant options over or otherwise dispose of any securities (or publicly announce any such issuance, offer, sale or disposal) of the Company that are substantially similar to the Shares or GDRs, or enter into any transaction with the same economic effect as any of the foregoing, without the prior written consent of the Managers. See "Subscription and Sale". It is a condition to the closing of the Offering that each of Mr. James W. Campbell, Lord Daresbury and Mr. Terry Robinson will enter into an agreement with the Managers containing similar restrictions.
Control of the Company	Following the Offering, the Principal Shareholder will own approximately 91.7% of the Company's issued and outstanding share capital (or 90.6% if the Over-allotment Option is exercised in full). Mr. Alexander Abramov, the Company's Chief Executive Officer and Chairman of its Board of Directors, has a beneficial interest in 65.26% of the Principal Shareholder, and Mr. Alexander Frolov, Evraz's Senior Executive Vice President and a member of the Company's Board of Directors, has a beneficial interest in 31.11%. See "Risk Factors—Risks Relating to Evraz—Evraz has been and will continue to be controlled by two beneficial owners whose interests could conflict with those of the holders of the GDRs" and "Principal Shareholders".

Voting Rights	The Shares are subject to applicable provisions of Luxembourg corporate law and the articles of association of the Company in effect after the Closing Date (the "Articles"). See "Description of Share Capital and Corporate Structure—Voting Rights". The Depositary will endeavour to exercise on behalf of holders of GDRs, at any meeting of holders of the Shares of which the Depositary receives timely notice, the voting rights relating to whole numbers of Shares underlying the GDRs in accordance with instructions it receives from holders of GDRs, but only if the Company notifies the Depositary of the resolution to be voted upon. If no voting instructions are received in respect of any GDR, the Depositary may issue a discretionary proxy to a person designated by the Company to provide voting instructions in respect of the Shares underlying such GDR. See "Terms and Conditions of the Global Depositary Receipts—the Global Depositary Receipts—Voting Rights".
Dividends	Holders of Shares, including the Depositary, will be entitled to receive amounts (if any) paid by the Company as dividends on the Shares. The Company intends to pay an interim dividend for 2005 totaling U.S.$200 million to shareholders of record as of 31 May 2005. Mastercroft Limited ("Mastercroft"), which was Evraz's holding company prior to the formation of the Company, declared total dividends of U.S.$189 million through 13 January 2005. See "Dividend Policy".
Taxation	For a discussion of certain United States federal, United Kingdom and Luxembourg income tax consequences of purchasing and holding the GDRs, see "Taxation".
Use of Proceeds	Net proceeds to the Company of the Offering will be approximately U.S.$403.1 million, assuming no exercise of the Over-allotment Option, or approximately U.S.$464.0 million, assuming that the Over-allotment Option is exercised in full. The Company intends to use these net proceeds to pursue the acquisition and/or new development of additional mining assets in Russia and the CIS, to make selected acquisitions of steel operations in the CIS and downstream steel operations outside of Russia and to consolidate its ownership interests in subsidiaries. See "Use of Proceeds".
Listing and Trading	Application has been made (i) to the UKLA for a listing of up to 355,077,978 GDRs, consisting of up to 29,100,000 GDRs to be issued on the Closing Date, up to 4,365,000 additional GDRs to be issued pursuant to the Over-allotment Option, as described herein, and up to 321,612,978 additional GDRs to be issued from time to time against the deposit of Shares with The Bank of New York, as Depositary, to be admitted to the Official List and (ii) to the London Stock Exchange for such GDRs to be admitted to trading on the London Stock Exchange's market for listed securities and in particular on the IOB. Application has been made for the Rule 144A GDRs to be designated as eligible for trading on PORTAL. Prior to the Closing Date, there has not been any public market for the Shares or the GDRs. It is expected that conditional trading of the GDRs through the IOB will commence on a "when issued" basis on or about 2 June 2005 and unconditional trading through the IOB will commence on or about 8 June 2005, the day after the Closing Date. **The Shares have not been, and are not expected to be, listed on any stock exchange.**

Payment and Settlement	Application will be made to have the Regulation S GDRs accepted for clearance through the book-entry settlement systems of Euroclear and Clearstream, Luxembourg and the Rule 144A GDRs accepted for clearance through DTC. Payment for, and delivery of, the Regulation S GDRs will be made on or about 7 June 2005 through the facilities of Euroclear and Clearstream, Luxembourg. Payment for, and delivery of, the Rule 144A GDRs will be made on or about 7 June 2005 through the facilities of DTC. The security identification numbers of the GDRs offered hereby are as follows: Regulation S GDRs CUSIP Number: 30050A202 Regulation S GDRs ISIN: US30050A2024 Regulation S GDRs Common Code: 022005715 Regulation S GDRs SEDOL: B08V9B8 Rule 144A GDRs CUSIP Number: 30050A103 Rule 144A GDRs ISIN: US30050A1034 Rule 144A GDRs Common Code: 022005618 Rule 144A GDRs SEDOL: B08V974 London Stock Exchange trading symbol: EVR PORTAL trading symbol: EVRASAYP.
Risk Factors	Prospective investors should consider carefully certain risks discussed under "Risk Factors".

SUMMARY CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information set forth below shows Evraz's historical consolidated financial information and other operating information as of 31 December 2004, 2003 and 2002 and for the years then ended. The annual consolidated financial information as of 31 December 2004, 2003 and 2002 and for the years then ended has been extracted without material adjustment from, and should be read in conjunction with, the annual audited consolidated financial statements and related notes included elsewhere in this Offering Circular. Evraz's results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are generally included in Evraz's consolidated financial statements for the periods after their respective dates of acquisition. The annual consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations". Evraz's annual consolidated financial statements have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). For a summary of certain differences between IFRS and U.S. GAAP that are relevant to Evraz, see "Summary of Certain Differences between IFRS and U.S. GAAP".

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)		
CONSOLIDATED INCOME STATEMENT DATA			
Revenues	5,924,648	2,132,639	1,531,727
Cost of revenues	(3,512,987)	(1,583,415)	(1,334,281)
Amortisation of negative goodwill	22,292	22,312	16,149
Gross profit	**2,433,953**	**571,536**	**213,595**
Selling and distribution expenses	(219,149)	(41,761)	(54,527)
General and administration expenses	(324,863)	(163,369)	(109,564)
Other operating expenses, net	(59,263)	(28,565)	2,964
Profit from operations	**1,830,678**	**337,841**	**52,468**
Non-operating income and expense, net	(166,591)	(6,846)	(40,005)
Profit before tax	**1,664,087**	**330,995**	**12,463**
Income tax expense	(415,843)	(75,107)	(11,151)
Net profit	**1,248,244**	**255,888**	**1,312**
Net profit attributable to equity holders of the parent entity	**1,083,810**	**207,926**	**5,876**
Net profit attributable to minority interests	164,434	47,962	(4,564)
Earnings per share	10.11	1.94	0.06
Dividends per share	0.54	—	—
Weighted average number of shares outstanding	107,204,326	107,204,326	107,204,326
Steel segment income statement data			
Revenues[(1)]	5,809,041	2,060,089	1,516,219
Cost of revenues[(1)]	(3,566,070)	(1,544,545)	(1,324,207)
Amortisation of negative goodwill	18,305	18,590	15,259
Gross profit	2,261,276	534,134	207,271
Selling and distribution expenses	(205,542)	(37,144)	(54,276)
General and administration expenses	(260,196)	(132,371)	(104,446)
Other operating expenses, net	(53,256)	(29,388)	3,951
Profit from operations	1,742,283	335,261	52,500

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)		
Mining segment income statement data			
Revenues[1]	340,821	98,476	21,174
Cost of revenues[1]	(212,663)	(84,134)	(17,088)
Amortisation of negative goodwill	2,446	2,446	1,458
Gross margin	130,604	16,788	5,544
Selling and distribution expenses	(9,225)	(3,020)	(1,220)
General and administration expenses	(26,798)	(8,423)	(3,605)
Other operating expenses, net	(8,720)	1,520	(1,830)
Profit (loss) from operations	85,862	6,865	(1,111)
Other operations income statement data			
Revenues[1]	344,838	97,429	14,670
Cost of revenues[1]	(279,998)	(66,956)	(12,353)
Amortisation of negative goodwill	1,541	1,276	—
Gross margin	66,381	31,749	2,317
Selling and distribution expenses	(4,382)	(1,874)	—
General and administration expenses	(52,591)	(29,880)	(808)
Other operating expenses, net	(3,040)	(1,917)	1,902
Profit (loss) from operations	6,368	(1,922)	3,411
CONSOLIDATED BALANCE SHEET DATA (at year end)			
Total assets	4,034,462	2,151,092	1,191,602
Equity	1,542,033	396,683	23,293
Minority interests	356,745	192,540	223,214
Long-term debt, net of current portion	1,123,445	739,033	416,330
CONSOLIDATED CASH FLOWS DATA			
Net cash flows from operating activities	957,173	42,811	118,275
Net cash flows used in investing activities	(792,358)	(356,192)	(117,081)
Net cash flows (used in) from financing activities	(73,400)	459,894	5,773
OTHER MEASURES			
Consolidated Adjusted EBITDA[2]	2,003,856	477,475	208,220
Steel segment Adjusted EBITDA[2]	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA[2]	98,207	7,695	(773)
Other operations Adjusted EBITDA[2]	10,053	207	4,117
Net Debt[3]	1,021,477	382,596	78,880

Notes:

(1) Segment revenues and cost of goods sold include intersegment sales.

(2) Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Consolidated Adjusted EBITDA reconciliation			
Profit from operations	1,830,678	337,841	52,468
Add:			
Amortisation of negative goodwill	(22,292)	(22,312)	(16,149)
Depreciation	183,203	141,000	154,903
Impairment of assets	1,366	5,499	1,919
Loss (gain) on disposal of property, plant & equipment	10,901	15,447	15,079
Consolidated Adjusted EBITDA	2,003,856	477,475	208,220
Steel segment Adjusted EBITDA reconciliation			
Profit from operations	1,742,283	335,261	52,500
Add:			
Amortisation of negative goodwill	(18,305)	(18,590)	(15,259)
Depreciation	159,541	134,514	153,080
Impairment of assets	5,431	5,068	1,493
Loss (gain) on disposal of property, plant & equipment	10,383	15,683	14,826
Steel segment Adjusted EBITDA	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA reconciliation			
Profit from operations	85,862	6,865	(1,111)
Add:			
Amortisation of negative goodwill	(2,446)	(2,446)	(1,458)
Depreciation	16,960	3,507	1,543
Impairment of assets	(5,454)	—	—
Loss (gain) on disposal of property, plant & equipment	3,285	(231)	253
Mining segment Adjusted EBITDA	98,207	7,695	(773)
Other operations Adjusted EBITDA reconciliation			
Profit from operations	**6,368**	**(1,922)**	**3,411**
Add:			
Amortisation of negative goodwill	(1,541)	(1,276)	—
Depreciation	6,702	2,979	280
Impairment of assets	1,291	431	426
Loss (gain) on disposal of property, plant & equipment	(2,767)	(5)	—
Other operations Adjusted EBITDA	10,053	207	4,117

(3) Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited.

Net Debt has been calculated as follows:

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Net Debt Calculation			
Add:			
Long-term loans, net of current portion	788,093	354,046	34,257
Short-term loans and current portion of long-term loans	524,696	224,082	87,038
Less:			
Cash and cash equivalents	291,312	195,532	42,415
Net Debt	1,021,477	382,596	78,880

RISK FACTORS

An investment in the GDRs involves a high degree of risk. Prospective investors in the GDRs should carefully consider the risks described below and the other information contained in this Offering Circular before making a decision to invest in the GDRs. Any of the following risks could adversely affect Evraz's business, financial condition and results of operations, in which case the trading price of the GDRs could decline, resulting in the loss of all or part of an investment in the GDRs.

RISKS RELATING TO EVRAZ

The steel and mining industries are cyclical, and any local or global downturn in the steel or mining industries may have an adverse effect on Evraz's results of operations and financial condition.

The steel industry is cyclical because the industries in which steel customers operate are themselves cyclical and sensitive to changes in general economic conditions. The demand for steel products is thus generally correlated with macroeconomic fluctuations in the economies in which steel producers sell products which are in turn affected by global economic conditions. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. For example, steel prices have recently been driven to a significant extent by demand in China for imported steel and reached their highest levels in nearly 20 years during 2004. Simultaneously, global steel production volumes have reached their highest levels in the past fifty years. A decline in Chinese demand for imported steel could have a significant adverse effect on steel prices. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond Evraz's control. A decline in steel prices could have a material adverse effect on Evraz's results of operations.

Evraz's mining business also sells iron ore, and, as a result of the acquisition of Mine 12 and development of Neryungri Ugol, coal, to third parties. Cyclical and other changes in world market prices of these commodities could affect the results of Evraz's mining activities. Changes in these prices result from factors that are beyond Evraz's control, such as fluctuations in global supply and demand and transportation costs. Prices of these commodities have varied significantly in the past and could vary significantly in the future, and are also positively correlated to demand from steel producers. For example, prices of both iron ore and coking coal have increased significantly in recent years to reach their highest levels since the late 1990s, largely as a result of increasing global demand by steel producers. A decline in the prices of the commodities Evraz sells to third parties could have an adverse effect on its results of operations. A decline in steel prices could also adversely affect Evraz's customers for these commodities, in turn resulting in reduced demand for Evraz's products.

Evraz derived approximately 55% of its total consolidated revenues from sales to customers in Russia in 2004. The Russian economy has experienced significantly fluctuating growth rates over the past ten years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 3.7% per year; after the Russian financial crisis in 1998, the economy recovered and grew in real terms at an average rate of approximately 6.9% annually from 2000 to 2004, and grew by 7.1% in real terms in 2004. Production of steel in Russia also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 64 million tonnes in 2004. Similarly, production of iron ore in Russia decreased from 82 million tonnes in 1992 to 71 million tonnes in 1997 before recovering to 93 million tonnes in 2004, and production of coal in Russia decreased from 92 million tonnes in 1990 to 52 million tonnes in 1998, before recovering to 75 million tonnes in 2004. Further, Evraz's steel products in Russia are mainly used in the rail and construction industries, which are particularly vulnerable to general economic downturns. The majority of Evraz's exports are to Asia and the Middle East and the economies of these areas, like Russia's, are relatively volatile. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or in Evraz's principal export markets could result in significantly reduced revenues, thereby materially adversely affecting Evraz's business, financial condition and results of operations.

The steel industry is highly competitive, and Evraz may not be able to compete successfully.

Evraz faces competition from Russian and foreign steel manufacturers. A number of its Russian competitors are undertaking modernisation and expansion plans, which may make them more efficient or allow them to develop new products. Evraz also faces price-based competition from steel producers in

emerging market countries, including Ukraine in particular. Recent consolidation in the steel sector globally has also led to the creation of several large global steel producers, including Arcelor and Mittal Steel. These and many other large international steel companies have greater financial resources and more extensive global operations than Evraz. Moreover, the steel industry has historically suffered from production overcapacity. Increased competition from Russian or international steel producers could result in more competitive pricing, adversely affecting Evraz's results of operations and prospects.

Evraz has grown rapidly in a relatively short period and its strategy foresees continued integration of its steel making and mining operations as well as further acquisitions, but it is not certain that Evraz will be successful in its integration efforts or in identifying suitable acquisition targets.

Evraz has grown rapidly in a short period of time primarily through acquisitions of additional assets, and its strategy is based on its ability successfully to integrate these acquisitions in order to enhance its position as a vertically integrated steel and mining group.

The integration of newly acquired businesses may be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and difficulty in establishing immediate control over cash flows. As a result, the need to integrate recently acquired assets, such as KGOK and Evraz Ruda, and potential future acquisitions of additional assets, poses significant risks to Evraz's existing operations, including:

- additional demands placed on Evraz's senior management, who are also responsible for managing Evraz's existing operations;
- increased overall operating complexity of Evraz's business, requiring greater personnel and other resources;
- significant cash expenditures to integrate recent acquisitions;
- incurrence of additional debt to finance acquisitions and higher debt service costs related thereto; and
- the ability to attract and retain sufficient numbers of qualified management and other personnel.

Moreover, Evraz may not be able to identify suitable acquisition targets, and future acquisitions may not be available to Evraz on terms as favourable as in the past. Evraz faces significant competition for potential acquisitions, particularly for mining assets. When making acquisitions it may not be possible for Evraz to conduct a detailed investigation of the nature of the assets being acquired, for example due to time constraints in making the decision and other factors. Evraz may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

Any failure to conclude acquisitions in the future or successfully to integrate past or future acquisitions could adversely affect Evraz's business, financial condition and results of operations. Moreover, even if Evraz is successful in integrating newly acquired assets and acquiring additional assets, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins.

Evraz faces protective trade restrictions in the export of its steel products.

Evraz faces numerous protective tariffs, duties and quotas that reduce its competitiveness in, and limit its access to, particular markets. Several key steel importing countries currently have import restrictions on steel products or intend to introduce them in the future. For example, the EU has a quota system in place with respect to Russian steel imports, South Korea currently imposes tariffs on imports of H-beams from Russia, and South Korea and Brazil have announced that they are also considering restrictions on steel imports in order to protect domestic producers. In 1999 China imposed anti-dumping measures on imports of cold-rolled steel from Russia, but allowed them to expire in December 2004.

The United States had a quota system in effect with respect to imports from Russia of pig iron, cold-rolled steel, slabs, zinc-plated sheets and some other products that expired on 12 July 2004. From March 2002 until December 2003, the United States had implemented safeguard measures in the form of tariffs on most steel imported into the United States and has retained a licensing and monitoring regime. Depending on market conditions, the United States may in the future impose other trade restrictions.

Most of Evraz's exports of steel products are of semi-finished products, primarily billets and slabs, which generally are not subject to protective measures (including tariffs and quotas) in Evraz's principal

export markets. However, there can be no assurance that these products will not be subject to such protective measures in the future. The introduction of additional protective measures could have an adverse effect on Evraz's business, results of operations and prospects.

Evraz benefits from tariffs and duties imposed on steel that is imported into Russia and which may be eliminated in the future.

Russia has in place import tariffs with respect to certain steel products imported from outside of Russia, excluding certain other CIS countries. These tariffs generally amount to 5% of the value of the products, but also increase to up to 20% of the value for certain higher value-added products. In addition, Russia has in place a 21% countervailing duty on imports of rebars from Ukraine, which is currently scheduled to expire in August 2005 and the Russian government is currently considering further protectionist measures against channels imported from Ukraine. Evraz believes that it benefits from these tariffs and duties because they prevent subsidised Ukrainian imports from reducing the prices that Evraz can obtain for these products in Russian markets. Evraz's sales in Russia of steel products that are protected by these tariffs and duties accounted for approximately 27% of its sales volume of construction products and approximately 13% of its total sales volume of steel products in 2004. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect Evraz's results of operations and prospects.

In May 2004, Russia and the EU agreed on trade policy measures to be adopted in preparation for Russia's entry into the World Trade Organisation ("WTO") and, according to press reports, Russia may complete its negotiations with other countries to be able to join the WTO by 2007. Russia's future accession to the WTO could negatively affect Evraz's business and prospects, in particular by requiring that Russia lower or remove tariffs and duties on steel products, resulting in increased competition in the Russian steel market from foreign producers. See also "—Increasing tariffs and restructuring in the Russian energy sector could materially adversely affect Evraz's business".

Estimates of Evraz's mining reserves are subject to uncertainties.

The estimates concerning Evraz's iron ore and coal reserves contained in this Offering Circular are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserves estimates. In addition, it may take many years from the initial phase of drilling and exploration before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of iron ore or coal.

In addition, some of Evraz's ore deposits have not yet been evaluated in accordance with international methodologies. Information relating to Evraz's iron ore and coal in these deposits has been prepared on the basis of Russian reserves methodologies, which differ significantly from international methodologies and the standards applied by the United States Securities and Exchange Commission, among others. See "Description of Business—Mining Business—Ore Reserves".

Evraz's mining operations are subject to mining risks, and Evraz may not maintain sufficient insurance in respect of these mining and other operational risks.

Evraz's mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with Evraz's open-pit mining operations include:

- flooding of the open pit;
- collapses of the open-pit wall;
- accidents associated with the operation of large open-pit mining and rock transportation equipment;
- accidents associated with the preparation and ignition of large-scale open-pit blasting operations;
- production disruptions due to weather; and

- hazards associated with the disposal of mineralised waste water, such as groundwater and waterway contamination.

Hazards associated with Evraz's underground mining operations include:

- underground fires and explosions, including those caused by flammable gas;
- cave-ins or ground falls;
- discharges of gases and toxic chemicals;
- flooding;
- sinkhole formation and ground subsidence; and
- other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Evraz is at risk of experiencing any or all of these hazards. For example, on 18 May 2005, a methane gas explosion occurred at Mine 12, as a result of which one miner was killed and ten were injured. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for Evraz. The liabilities resulting from any of these risks may not be adequately covered by insurance, and no assurance can be given that Evraz will be able to obtain additional insurance coverage at rates it considers to be reasonable. Evraz may therefore incur significant costs that could have a material adverse effect upon its business, results of operations and financial condition.

Evraz's business could be adversely affected if it fails to obtain or renew necessary licenses or fails to comply with the terms of its licenses.

Evraz's business depends on the continuing validity of its licenses, the issuance to it of new licenses and its compliance with the terms of its licences, including subsoil licenses for Evraz's mining operations in Russia. Evraz's subsoil licences currently expire in the period from 2013 to 2017. Regulatory authorities exercise considerable discretion in the timing of licence issuance and renewal and in monitoring of licensees' compliance with licence terms. Requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Moreover, legislation on subsoil rights remains internally inconsistent and vague, and the acts and instructions of licencing authorities and procedures by which licences are issued are often arguably inconsistent with legislation.

In certain circumstances, state authorities in Russia may seek to interfere with the issuance of licences, for example by initiating legal proceedings where the issuance of a licence may allegedly violate the civil rights or legal interests of a person or legal entity. The licencing process may also be influenced by outside commentary, political pressure and other extra-legal factors. In the case of subsoil licenses, unsuccessful applicants may bring direct claims against the issuing authorities that the licence was issued in violation of applicable law or regulation. If successful, such proceedings and claims may result in the revocation or invalidation of the licence. Accordingly, licenses that Evraz requires may be invalidated or may not be issued or renewed. Licenses that are issued or renewed may not be issued or renewed in a timely fashion or may involve conditions that restrict Evraz's ability to conduct its operations or to do so profitably.

As part of their obligations under licensing regulations and the terms of their licenses, the Company's Russian subsidiaries (and Russian affiliates such as Raspadskaya) are also required to comply with numerous industrial standards, maintain production levels, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor Evraz's operations, maintain appropriate filings and, upon request, submit appropriate information to licencing authorities, which are entitled to control and inspect their activities. In most cases, a licence may be suspended or terminated if the licensee does not comply with the "significant" or "material" terms of the licence. However, the Ministry of Natural Resources of the Russian Federation has not issued any interpretive guidance on the meaning of "significant" or "material" terms of licences. Court decisions on the meaning of these terms have been inconsistent and, under Russia's civil law system, do not have significant value as precedents for future judicial proceedings. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used arbitrarily to challenge the rights of subsoil licencees. As a result, while Evraz seeks to comply with the terms of its subsoil licences and believes that it is currently in material compliance with the terms of such licences,

there can be no assurance that its licences may not be suspended or terminated. In the event that the licencing authorities in Russia discover a material violation by a subsidiary of the Company, such company may be required to suspend its operations or to incur substantial costs in eliminating or remedying the violation, which could have an adverse effect on Evraz's business or results of operations.

Any or all of these factors may affect Evraz's ability to obtain, maintain or renew necessary licenses. If Evraz is unable to obtain, maintain or renew necessary licenses or is only able to obtain or renew them with newly-introduced material restrictions, it may be unable to benefit fully from its reserves and its results of operations and prospects could be materially adversely affected.

Evraz will require significant amounts of cash to fund its capital investment programme, and Evraz's ability to generate cash or obtain financing depends on many factors beyond Evraz's control.

Evraz plans to make significant capital investments in its production facilities in the next five years. In particular, certain of the production facilities at NTMK and ZapSib were commissioned in the 1940s, 1950s or 1960s, and some of the production facilities at NKMK were commissioned in the 1930s. As a result of their age, parts of these facilities require significant investment in upgrades, maintenance or replacement. See "Description of Business—Steel Business—Production Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements". Total capital expenditures over the next five years are expected to be approximately U.S.$1,422 million and are expected to be funded both from cash flow from operating activities and external sources, including long-term unsecured bank facilities insured by relevant export credit agencies and long-term syndicated facilities, in addition to the proceeds of the Offering. It is possible that these sources of financing may not be available in the future in the amounts Evraz requires or at an acceptable cost, for reasons including, without limitation, the unavailability of external financing sources; changes in the terms of existing financing arrangements; pursuit of new business opportunities or significant additional investment in existing businesses; fluctuations in the Russian or global steel markets; and regulatory developments. If these sources of financing are not available in the future in the amounts Evraz requires or at an acceptable cost, Evraz may not be able to make some or all of its planned capital expenditures in the amounts Evraz requires or at an acceptable cost. The unavailability or high cost of financing could have a material adverse effect on Evraz's ability to make its anticipated capital expenditures, and on its business and prospects.

Some transactions between the Company's Russian subsidiaries and their interested parties, affiliates and other members of the Evraz group require the approval of disinterested directors or disinterested shareholders.

The Company owns less than 100% of the shares in most of its subsidiaries, including NTMK, ZapSib and KGOK. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with other companies in Evraz's consolidated group and affiliates of Evraz that may be considered "interested party transactions" under Russian law, requiring approval by a majority vote of the "independent disinterested directors" or of the "disinterested shareholders", in advance of a particular transaction. In particular, NTMK, ZapSib and NKMK rely to a large extent on the supply of raw materials from related parties, including Raspadskaya, Evraz Ruda, KGOK and VGOK, and sales to Ferrotrade Limited.

Russian law requires a joint stock company that enters into transactions with certain related persons that are sometimes referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" means: (i) any member of the board of directors or the collegiate executive body of the company, (ii) the chief executive officer of the company (including a managing organisation or hired manager), (iii) any person who, together with its affiliates, owns at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory instructions to the company. A transaction with the company is an "interested party transaction" if any of the above listed persons, or a close relative or affiliate of such person, is, in each case:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;

- a member of a governing body of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organisation of such company; or
- in other cases stipulated by law or the company's charter.

Due to the way in which the Russian law on interested party transactions is drafted, the special approval procedures that apply to interested party transactions also apply to transactions between entities within a consolidated group such as Evraz. The failure to obtain necessary approvals for transactions between the Company's Russian subsidiaries could result in the invalidation of such transactions and adversely affect Evraz's business.

In addition, the concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons", which are subject to many different interpretations under Russian law. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. Evraz cannot be certain that its compliance with these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to Evraz's business. Though Evraz generally seeks to obtain the required approvals for interested party transactions, in some cases, as a practical matter, it may not be able to obtain them. Failure to obtain the necessary approvals for transactions between the Company's Russian subsidiaries or any successful challenge to such transactions could result in the invalidation of such transactions and could have a material adverse effect on the business, financial condition, results of operations or prospects of Evraz.

Evraz has been and will continue to be controlled by two beneficial owners whose interests could conflict with those of the holders of the GDRs.

Following the Offering, assuming that the underwriters exercise the Over-allotment Option in full, 59.11% of the outstanding shares of the Company will be beneficially owned by Mr. Alexander Abramov, the Company's Chief Executive Officer and Chairman of its Board of Directors, and 28.18% by Mr. Alexander Frolov, Evraz's Senior Executive Vice President and a member of the Company's Board of Directors. As a result of their interests in Evraz, Mr. Abramov and, to a lesser extent, Mr. Frolov, have the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, increasing or decreasing the authorised share capital of the Company (and disapplying pre-emptive rights), the election of directors, declaration of dividends, the appointment of management and other policy decisions. The interests of the controlling beneficial owners could also at times conflict with the interests of holders of the GDRs. For example, the Company's subsidiaries have engaged in and continue to engage in transactions with related parties, including parties that are under common control with Evraz, such as procuring supplies of raw materials such as coking coal and acquiring assets such as Evraz Ruda. Although Evraz has in the past sought and continues to seek to conclude all related party transactions on an arm's-length basis, and the Company has adopted procedures for entering into transactions with related parties, conflicts of interest may arise between Evraz, its affiliates and the Company's principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces. See "Directors and Management—Corporate Governance" and "Related Party Transactions". Any such conflict of interest could adversely affect Evraz's business, financial condition and results of operations, and therefore the value of an investment in the GDRs could be adversely affected.

Evraz's competitive position and future prospects are heavily dependent on its controlling beneficial owners' and senior management's experience and expertise.

The involvement in Evraz's management of Evraz's controlling beneficial owners, who serve as its Chairman and Chief Executive Officer and Senior Executive Vice President, respectively, has been, and Evraz believes will continue to be, important in the pursuit and implementation of Evraz's strategy. However, there can be no assurance that they will remain controlling shareholders or continue to make their services available to Evraz in the future. Evraz's business could suffer if either or both of these shareholders ceased to participate actively in its management.

In addition to the significant role in Evraz's management played by its controlling beneficial owners, Evraz's ability to maintain its competitive position and to implement its business strategy is dependent to a significant extent on the services of its senior management team, and in particular on its Chief Operating Officer, Chief Financial Officer and Commercial Director. Evraz depends on its current senior

management for the implementation of its strategy and the operation of its day-to-day activities, and personal connections and relationships of members of senior management are important to the conduct of its business. However, there can be no assurance that these individuals will continue to make their services available to Evraz in the future. Evraz also does not maintain key personnel life insurance covering any of its senior managers.

The loss or diminution in the services of members of Evraz's senior management team or an inability to attract and retain additional senior management personnel could have a material adverse effect on Evraz's business, financial condition, results of operations or prospects. Moreover, competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, and this situation could seriously affect Evraz's ability to retain its existing senior management and attract additional suitably qualified senior management personnel. As a result, the departure of key members of management could have a material adverse effect on the business, results of operations or prospects of Evraz.

If the Russian Federal Antimonopoly Service were to conclude that Evraz acquired or created a new company in contravention of antimonopoly legislation or were to increase the level of control it exerts over certain of Evraz's operations, Evraz could face administrative sanctions, be required to divest certain assets or be subject to limitations in its operating flexibility.

Evraz's business has grown substantially through the acquisition and founding of companies incorporated and operating in the Russian Federation, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service (the "FAS") or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. Some of the Company's Russian subsidiaries are included in the register of entities holding market shares in excess of 35% that is maintained by the FAS. An entity included in the register that holds a market share in excess of 65% in a particular product market is presumed to hold a dominant position in such market and is prohibited from abuse of this position. Several of the Company's Russian subsidiaries have market shares in excess of 65% in certain product markets, including, among other products, ZapSib in respect of certain types of reinforced steel, NTMK in respect of H-beams, channels, tyres and wheels, NKMK in respect of rails and KGOK in respect of high-vanadium iron ore. See "Regulatory matters—Antimonopoly Regulation". While Evraz believes that it has complied with applicable regulations of the FAS (and its predecessor agencies), the legislation and regulations with respect to such matters are vague in certain parts and subject to varying interpretations, and there can be no assurance that the FAS will not conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and competition has been reduced as a result. Any such finding could result in the imposition of administrative sanctions or require the divestiture of such newly acquired or created company or other assets, adversely affecting Evraz's business, results of operations and prospects.

Evraz's acquisitions of certain assets have also been subject to various conditions imposed by the FAS. For example, the FAS has ordered Evraz not to reduce the production volumes of rails at NTMK and NKMK, of H-beams and channels at NTMK and ZapSib and high-vanadium iron ore, sinter and pellets at KGOK. The FAS has also ordered Evraz not to discriminate against purchasers of these products as well as customers of Nakhodka Commercial Sea Port as compared to its internal customers. Evraz must also provide certain information to the FAS about its production volumes and increases in the prices of these products on a regular basis. While Evraz believes that it is currently in compliance with the requirements established by the FAS with respect to its operations, there can be no assurance that it will be able to remain in compliance in the future or that its past conduct will not be challenged. Moreover, these requirements or any changes to these requirements, such as limitations on further acquisitions or specific pricing requirements, or on the ability of Evraz to adjust its production and pricing to respond to changed market conditions, could have an adverse effect on the results of operations and prospects of Evraz.

In the event that the title to any company acquired by Evraz through privatisation, bankruptcy sale or otherwise is successfully challenged, Evraz may lose its ownership interest in that company or its assets.

Almost all of Evraz's steel making and mining assets consist of companies that have been privatised or that Evraz acquired through bankruptcy proceedings or directly or indirectly from others who acquired them through privatisation or bankruptcy proceedings, and Evraz may seek to acquire additional companies that have been privatised or that have undergone bankruptcy proceedings.

Most of the Company's principal Russian subsidiaries are companies that have been privatised. Privatisation legislation in Russia is vague, internally inconsistent and in conflict with other elements of Russian legislation. As the statute of limitations for challenging transactions entered into in the course of privatisations is currently ten years, many privatisations are still vulnerable to challenge, including through selective action by governmental authorities motivated by political or other extra-legal considerations. In March 2005, President Putin announced that he had instructed Prime Minister Mikhail Fradkov to draft legislation that would reduce the statute of limitations on privatisation transactions from ten years to three years, and the draft bill received preliminary approval from the Government in mid-May 2005. This bill must still be approved by both houses of the Russian legislature, the State Duma and the Federation Council, and approved by the president, before becoming law.

In addition, Evraz acquired assets of Kuznetsk Iron and Steel Plant ("KMK") through a bankruptcy auction process, and other operations, including NTMK, ZapSib, and KGOK, were subject to bankruptcy proceedings prior to their acquisition by Evraz. The regulations relating to Russian insolvency proceedings are cumbersome and it may be difficult to be in full compliance with such regulations.

Evraz has also been named in litigation filed in the United States District Court for the District of Delaware and the Delaware Chancery Court that challenges certain aspects of events relating to KGOK's insolvency proceedings and Evraz's subsequent acquisition of KGOK. In these proceedings, the plaintiffs have alleged that they lost control of KGOK as a result of fraud, extortion, bribery and false bankruptcy proceedings that purportedly occurred between 1999 and 2003 (prior to Evraz's acquisition of control over KGOK), and that Evraz was owned or controlled by one or more of the other defendants in the matter (which is incorrect). Evraz and the other defendants are currently seeking dismissal of these claims on various grounds. Evraz acquired its shares in KGOK through transactions mediated by an experienced market intermediary, and received from the sellers the limited representations and warranties that are customary in the Russian market in respect of the shares it acquired. Evraz's management believes that the plaintiffs' claims against Evraz are without merit. See "Description of Business—Legal Proceedings".

While Evraz believes that it has complied with applicable legislation and regulations with respect to the acquisitions of its assets, if any of such acquisitions are challenged as having been improperly conducted and Evraz is unable successfully to defend itself, Evraz may lose its ownership interests, which could materially adversely affect its business and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include domestic and international transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (greater than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. While members of the consolidated Evraz group engage in numerous transactions between related parties, Evraz seeks to conduct such transactions based on prices at which Evraz believes similar transactions could be entered into between unrelated parties, which Evraz believes is the market price. However, it is not always possible to determine a relevant market price, and the Russian tax authorities may take a view as to what constitutes an appropriate market price that differs from that adopted by Evraz. As a result, Russian tax authorities may challenge Evraz's prices in such transactions and propose adjustments. If any such price adjustments are upheld by the Russian courts and implemented, Evraz could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have an adverse effect on Evraz's financial condition and results of operations. See also "—Risks Relating to the Russian Federation—Legislative and Legal Risks—Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the GDRs".

Evraz depends on the Russian railroad network for the transportation of mining and steel products, and the Russian railroad network is also the major purchaser of Evraz's railway products.

Railway transportation is Evraz's principal means of transporting raw materials and steel products to its facilities and to customers, as well as to ports for onward transportation overseas. Moreover, Evraz's production facilities are located at a greater distance from their primary markets and seaports than are many of Evraz's competitors. As a result, Evraz's transportation costs are generally higher than those of its competitors. For example, while two of Evraz's major Russian competitors, Severstal and Novolipetsk Iron and Steel Works ("NLMK"), ship their products to export markets via Baltic sea ports that are located relatively close to their major production facilities, Evraz ships most of its products for export via sea ports in Russia's Far East (primarily Nakhodka Commercial Sea Port and Vladivostok) that are comparatively more distant from its production facilities. As a result, increases in transportation costs may adversely affect Evraz's ability to compete successfully both on the Russian and export markets. Currently, the Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. Moreover, in 2003, legislation was enacted which sets out the framework for privatisation of certain state-owned railway enterprises, and in 2004 their assets were contributed into the share capital of a state-owned company, Russian Railways. If the privatisation of Russian Railways or other factors were to result in increased railway transport costs, Evraz's results of operations could be materially adversely affected. While Evraz believes that its position as the leading supplier of railway products to Russian Railways has in the past enabled it to increase the prices of its finished railway products to offset increases in transportation costs associated with these products, there can be no assurance that Evraz will be able to engage in such price increases in the future or that any such increases will be sufficient to offset increases in transportation tariffs.

In addition, Russian rolling stock is generally in a poor state of repair. While Evraz owns and leases railcars, and rents additional railcars, in order to reduce its dependence on rolling stock owned by Russian Railways, such assets are sufficient for only a portion of Evraz's total transportation requirements. The failure of Russian Railways to upgrade its rolling stock within the next few years could result in a shortage of available working rolling stock, a disruption in transportation of Evraz's raw materials and products and cause rail tariffs to increase. Any such occurrences could adversely affect Evraz's results of operations and prospects.

Evraz also sells most of its railway products to Russian Railways. Sales to Russian Railways accounted for approximately 17% of Evraz's total sales volume of steel products in Russia and the CIS in 2004, and approximately 7% of Evraz's total consolidated revenues in 2004. While demand from Russian Railways for railway products has generally been consistent over the last five years, any reduction in Russian Railways' investment budget, the introduction of requirements to decrease the purchase prices of railway products or the potential entry of new producers into the market for railway products could have an adverse effect on Evraz's results of operations and prospects.

More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may have a significant negative effect on Evraz's operating results.

Evraz's operations and properties are subject to environmental, health and safety and other laws and regulations in the jurisdictions in which it operates, principally in Russia. For instance, Evraz's operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulphur oxide, sulphuric acid, sulphates, phenicols and sludges (including sludges containing chrome, copper, nickel and zinc). The discharge, storage and disposal of such hazardous waste is subject to environmental regulations, including some requiring the clean-up of contamination and reclamation. Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable.

Under current Russian environmental legislation, Evraz must make payments for air and water discharges as well as waste which are within specified limits as well as make increased payments for discharges and waste in excess of these limits. Evraz's total payments associated with such pollution were approximately U.S.$4.5 million in 2004, U.S.$3.3 million in 2003 and U.S.$2.8 million in 2002.

Through it has been enhanced since the Soviet era, environmental legislation in Russia is generally weaker and less stringently enforced than in the EU or the United States. More stringent standards may be introduced or enforcement increased in Russia in the future. In addition, based on the existing regulatory environment, as of 31 December 2004 Evraz had made provisions of U.S.$16.7 million for site restoration activities to be conducted at its mining facilities and U.S.$481,000 associated with the reclamation of land

at its steel mills. Any change in the current regulatory environment could result in actual costs and liabilities for which Evraz has not provided or planned. Moreover, in the course of, or as a result of, an environmental investigation, regulatory authorities in Russia can issue an order reducing or halting production at a facility that has violated environmental standards. In the event that production at one of Evraz's facilities was partially or wholly prevented due to this type of sanction, its business could suffer significantly and its operating results would be negatively affected.

Furthermore, the implementation of the Kyoto Protocol to the United Nations Framework Convention on Climate Change from February 2005 may impose new and/or additional rules or more stringent environmental norms. Complying with any such requirements may entail additional capital expenditures or modifications in operating practices. The impact on Evraz will depend on, among other factors, the base level against which permissible levels of emissions are to be measured and the allocation of quotas for such emissions, which is currently uncertain.

In addition, Evraz has generally not been indemnified against environmental liabilities or any required land reclamation expenses of Evraz's acquired businesses that arise from activities that occurred prior to the acquisition of such businesses.

Fluctuations in the value of the rouble against the U.S. dollar may materially adversely affect Evraz's results of operations.

Evraz's presentation currency is the U.S. dollar. Evraz's products are typically priced in rubles for Russian and CIS sales and in U.S. dollars for international sales, and Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in rubles, while other costs, such as interest expense, are incurred in rubles, U.S. dollars and euro. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The rouble appreciated in real terms against the U.S. dollar by 13.6% in 2004, 15.0% in 2003 and 6.0% in 2002, according to the CBR. However, in recent years the effect of the real appreciation of the rouble against the U.S. dollar has been more than offset by increased prices for Evraz's steel products, both in Russia and internationally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Inflation". Further real appreciation of the rouble against the U.S. dollar may materially adversely affect Evraz's financial condition and results of operations.

In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar has a similar effect when the income statements of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the rouble against the U.S. dollar depreciated by 7.0% in nominal terms during 2002, but appreciated by 2.2% and 6.5% in nominal terms in 2003 and 2004, respectively, according to the CBR.

Sustained periods of high inflation could adversely affect Evraz's business.

Evraz's production activities are located in Russia, and the majority of Evraz's direct costs are incurred in Russia. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0% and in 2004 was 11.7%, Evraz tends to experience inflation-driven increases in certain of its costs, such as salaries, that are linked to the general price level in Russia. However, Evraz may not be able to increase the prices that it receives for its products sufficiently in order to preserve operating margins, particularly in the case of Evraz's export sales, when such inflation is accompanied by real appreciation of the rouble against the U.S. dollar. Accordingly, high rates of inflation in Russia could increase Evraz's costs and decrease Evraz's operating margins.

Increasing tariffs and restructuring in the Russian energy sector could adversely affect Evraz's business.

In 2004, Evraz's Russian operations purchased approximately 7,903 million kWh of electricity, representing approximately 92% of their requirements, from local subsidiaries of RAO UES ("UES"), the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. Moreover, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are to reach 3.2-3.6 U.S. cents per kWh by 2006. In 2004, Evraz's average cost of electricity was 2.7 U.S. cents per kWh. Assuming a price of 3.6 U.S. cents per kWh in 2004, Evraz's Russian operations would have incurred approximately U.S.$103 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. Evraz has instituted a programme to increase the proportion of its electricity requirements that it generates from internal sources and to seek more favourable pricing on the electricity that it purchases from outside suppliers. See "Description of Business—Steel Business—Raw Materials". As part of this strategy, Evraz may seek to acquire generating assets in the restructuringof the Russian power sector referred to above. However, if Evraz is required to pay higher prices for electricity in the future, its costs will rise and its business and prospects could be materially adversely affected.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at Evraz's facilities, from subsidiaries of OAO Gazprom ("Gazprom"). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government, and have been rising over the last few years. The average price for industrial consumers in Russia was approximately RUR873 (approximately U.S. $31.46) per thousand cubic metres in 2004, an increase of approximately 65% from 1 February 2002. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, helping to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement on Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to U.S.$37-42 per thousand cubic metres for natural gas by 2006 and to U.S.$49-57 per thousand cubic metres by 2010. Assuming a price of U.S.$42 per thousand cubic metres in 2004, Evraz's Russian operations would have incurred approximately U.S.$19 million in additional costs. If Evraz is required to pay a higher price for natural gas, its costs will rise and its results of operations and prospects could be adversely affected.

Evraz's accounting systems and internal controls may be inadequate to ensure timely and accurate financial reporting, and any such shortcomings in these systems could have a material adverse affect on Evraz's business, financial condition and results of operations and thus the value of the GDRs.

Evraz's system of internal control over financial reporting is not designed for the preparation of consolidated IFRS financial statements. For example, Evraz does not have integrated information systems; each subsidiary has its own accounting platform and chart of accounts. Evraz's Russian subsidiaries prepare separate financial statements under Russian accounting standards for statutory purposes. The preparation of IFRS consolidated financial statements is a manual process that involves, first, the transformation of the statutory financial statements of Evraz's subsidiaries into IFRS financial statements through accounting adjustments and, second, a consolidation of all subsidiaries financial statements. This process is complicated and time-consuming, and it requires significant attention from Evraz's senior accounting personnel at its corporate headquarters and subsidiaries.

Evraz has taken, and plans to take, steps to improve its accounting systems and internal controls, including the development and documentation of control procedures over the financial statements closing process and hiring additional qualified personnel in the area of financial reporting. Despite these steps, and in light of Evraz's past and planned growth through acquisitions, Evraz may not be able to detect or prevent a material misstatement of its annual or interim IFRS consolidated financial statements or to ensure that its IFRS consolidated financial statements are prepared in a timely manner in accordance with the requirements of the London Stock Exchange or otherwise.

Evraz depends on key accounting staff for the preparation of IFRS financial information. These persons may leave the group, which could disrupt Evraz's ability to timely and accurately report IFRS financial information and have an adverse effect on Evraz's business and the value of the GDRs.

The preparation of Evraz's IFRS financial information is a difficult task requiring IFRS-experienced accounting personnel at each of Evraz's principal subsidiaries and at its Moscow corporate offices. However, Russia has available only a small number of accounting personnel with IFRS expertise. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS or other international standards. Such competition, combined with the remote locations of the Company's Russian subsidiaries, which such personnel may not find suitable in comparison to other opportunities, makes it difficult for Evraz to hire and retain such personnel, and Evraz's key accounting staff may leave Evraz. Any inability to hire or to retain qualified accounting staff could adversely affect Evraz's business and the value of the GDRs.

The Company's subsidiaries in Russia are in many cases the largest employers in their respective regions, and as a result Evraz may be limited in its ability to make rapid and significant reductions in numbers of employees.

The Company's subsidiaries are in many regions the largest employers in the cities in which they operate, for example NTMK in Nizhny Tagil, ZapSib and NKMK in Novokuznetsk and KGOK in Kachkanar. While Evraz does not have any specific legal social obligations or responsibilities with respect to these regions, its ability to effect alterations in the numbers of its employees may nevertheless be subject to political and social considerations. Any inability to make planned reductions in numbers of employees or other changes to Evraz's operations in such regions could have an adverse effect on its results of operations and prospects.

The Company or its non-Russian subsidiaries could be deemed to be tax residents of Russia, adversely affecting Evraz's business, financial condition and results of operations.

The Company and its subsidiaries incorporated outside of Russia are generally considered to be non-residents of Russia for tax purposes. Though Evraz believes that it conducts its operations in accordance with applicable requirements, there can be no assurance that Russian tax authorities will not deem the Company or any such non-Russian subsidiaries to have a permanent establishment in Russia as a result of an exercise of management and control from within Russia, for example by virtue of the location of Evraz's corporate headquarters activities in Russia. There are instances where foreign companies that perform holding or finance functions and are managed and controlled from Russia have been challenged by Russian tax authorities as having a permanent establishment in Russia. Such a challenge with respect to Evraz could result in the Company or one or more of its non-Russian subsidiaries being subject to Russian profits tax computed under Russian tax principles and Russian income tax withholding being assessed on dividend, interest and other similar payments paid from such companies. Such occurrences could increase Evraz's tax liabilities and adversely affect Evraz's business and results of operations and the value of the GDRs.

Changes in the application or interpretation of the Cypriot tax system could materially adversely affect Evraz's business and the value of the GDRs.

Cyprus became a member of the European Union on 1 May 2004, as a result of which it has harmonised its legislation with European Union directives and guidelines and has reformed its tax system. Moreover, Cyprus will now adhere to European Court of Justice decisions and any amendments to, or any newly introduced, European Union directives with respect to taxation. Such judicial decisions and legislative changes may adversely affect the tax treatment of Evraz's Cypriot subsidiaries and of transactions with such Cypriot companies.

In addition, in accordance with Cyprus income tax laws, a company is tax resident in Cyprus if its management and control is exercised in the Republic of Cyprus. There is no definition in the Cyprus income tax laws as to what constitutes management and control. Evraz has received advice that the Cyprus tax authorities follow the OECD model convention with respect to taxes on income and capital, which refers to a "place of effective management". The commentary on that model convention states: "The place of effective management is the place where key management and commercial decisions that are necessary for the conduct of the entity's business are in substance made. The place of effective management will ordinarily be the place where the most senior person or group of persons (for example a board of

directors) makes its decisions, the place where the actions to be taken by the entity as a whole are determined; however, no definitive rule can be given and all relevant facts and circumstances must be examined to determine the place of effective management. An entity may have more than one place of management, but it can have only one place of effective management at any one time". Based on this definition, management and control may be considered to be exercised where the board of directors of a company meets and takes decisions. A company that is tax resident in Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the double-taxation treaty with Russia. In addition, an EU parent company may be able to claim tax benefits under European Union tax directives with respect to dividends paid from Cypriot resident companies or gains from the sale of shares in Cypriot resident companies.

In the event the tax residency of a company incorporated in Cyprus is challenged, such Cypriot company would be required to establish that it is managed and controlled from Cyprus. If the tax residency of any of the Company's Cypriot subsidiaries, including Mastercroft, were to be challenged and Evraz was unable to establish that such company qualified as a Cypriot tax resident, such company may be subject to tax in its place of tax residency and would be unable to make use of the Cypriot tax treaty network. If the relevant Cypriot company is not tax resident in a European Union member state, tax benefits under the EU tax directive referred to above may be restricted or eliminated.

Adverse changes in the application or interpretation of Cypriot tax law, or a finding that a subsidiary of the Company that is incorporated in Cyprus does not qualify as a Cypriot tax resident or for tax treaty based benefits, may significantly increase Evraz's tax burden and adversely affect its financial condition and results of operations.

RISKS RELATING TO THE GDRs AND THE TRADING MARKET

Because there has been no prior active public trading market for the GDRs, the Offering may not result in an active or liquid trading market for the GDRs, and their price may be highly volatile.

Before the Offering, there has been no public trading market for the GDRs or for the Company's ordinary shares. Although the GDRs will be admitted to trading on the London Stock Exchange, an active, liquid trading market may not develop or be sustained after this offering. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If an actual liquid trading market for the GDRs does not develop, the price of the GDRs may be more volatile and it may be difficult to complete a buy or sell order for the GDRs.

The trading prices of the GDRs may be subject to wide fluctuations in response to many factors, including:

- variations in Evraz's operating results and those of other steel and mining companies;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations or new products or services by Evraz or its competitors;
- changes in governmental legislation or regulation;
- general economic conditions within Evraz's business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

In addition, the market price of the GDRs may decline below the offering price, which will be determined by the results of the book building exercise being conducted by the Managers.

Future sales of shares or GDRs may affect the market price of the GDRs.

Sales, or the possibility of sales, by the Company or its controlling shareholder of a substantial number of GDRs or of the Company's ordinary shares in the public markets following the Offering could have an adverse effect on the trading prices of the GDRs or could affect the Company's ability to obtain further capital through an offering of equity securities. Subsequent equity offerings or issuances by the Company may also reduce the percentage ownership of shares by its existing shareholders. Moreover, the Company may issue new shares that have rights, preferences or privileges senior to those of the Shares.

The Shares underlying the GDRs are not listed and may be illiquid.

Unlike nearly all other GDRs traded on the London Stock Exchange, the Company's ordinary shares are neither listed nor traded on any stock exchange, and the Company does not intend to apply for the listing or admission to trading of its ordinary shares on any stock exchange. As a result, a withdrawal of Shares by a holder of GDRs, whether by election or due to certain events described under "Terms and Conditions of the Global Depositary Receipts—Termination of Deposit Agreement", will result in that holder obtaining securities that are significantly less liquid than the GDRs and the price of those Shares may be discounted as a result of such withdrawal.

Holders of the GDRs may not be able to benefit from certain UK anti-takeover protections.

As the Company is not resident in the United Kingdom, the City Code on Takeovers and Mergers does not apply to the Company. As a result, a bid for, or creeping acquisition of control over, the Company is presently unregulated. Additional EU rules are likely to come into effect with respect to Luxembourg. See "Description of Share Capital and Corporate Structure—Potential Mandatory Offer Rules".

RISKS RELATING TO THE RUSSIAN FEDERATION

Political and Social Risks

Political and governmental instability could adversely affect the value of the GDRs.

Since 1991, Russia has moved from a one-party state with a centrally-planned economy to a federal republic with democratic institutions and a market-oriented economy, but the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatisations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. The course of political, economic and other reforms has in some respects been uneven, and the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. During his term as president, President Putin has generally maintained governmental stability. In addition, the elections to the lower house of the legislature, the State Duma, in December 2003 resulted in a substantial majority for parties supportive of President Putin.

In February 2004, just prior to his election to a second term as president, President Putin dismissed his entire cabinet, including the prime minister. He subsequently appointed Mikhail Fradkov as Prime Minister and issued a presidential decree that significantly reduced the number of federal ministries, redistributed certain functions amongst various agencies of the Government of the Russian Federation (the "Government") and announced plans for a major overhaul of the federal administrative system. Many of these changes have since been implemented. President Putin is implementing reforms by which executives of sub-federal political units are no longer elected by the population, but instead are nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. President Putin has also proposed to eliminate single-member-district elections for the State Duma, and that all votes would instead be cast on a party list basis.

Future changes in the government, major policy shifts or lack of consensus between President Putin, the Government, Russia's parliament and powerful economic groups could lead to political instability, which could have a material adverse effect on Evraz and thus the value of the GDRs.

Evraz is heavily dependent on its operations in the Russian Federation, and the reversal of reform policies or government policies targeted at specific individuals or companies could harm Evraz's business as well as investments in Russia more generally.

Since President Putin took office as prime minister and then president in 1999, the political and economic situation in Russia has generally become more stable and conducive to investment. However, signs of a breakdown in the consensus among key Governmental officials are beginning to appear, raising questions about the direction of future economic reforms. Any significant struggle over the direction of future reforms, or the reversal of the reform program, could lead to a deterioration in Russia's investment climate that might constrain Evraz's ability to obtain financing in the international capital markets, hinder its access to raw materials in and limit its sales in Russia, and otherwise harm its business and results of operations. In May 2005, President Putin ordered Prime Minister Mikhail Fradkov to submit to the Russian parliament by 1 November 2005 draft laws limiting foreign ownership of sectors that "ensure

government security", which may include defense, oil and metals. The nature and scope of any such limitations that may be proposed is currently uncertain.

In 2003, Russian authorities arrested Mikhail Khodorkovsky and Platon Lebedev, key shareholders and managers of OAO NK Yukos ("Yukos"), then Russia's largest oil company by production, on tax evasion and related charges, and on 31 May 2005 they were each sentenced to nine years of imprisonment on these charges. Significant back tax claims have since been brought against Yukos, resulting in the auction of its major production subsidiary, OAO Yuganskneftegaz ("Yuganskneftegaz"), and the effective destruction of Yukos. Yuganskneftegaz was acquired, indirectly, by OAO NK Rosneft, a state-owned oil company, resulting in the first effective renationalisation of a significant company privatised in the 1990s. Some analysts contend that the arrests, destruction of Yukos and renationalisation of Yuganskneftegaz portend a willingness on the part of the Putin administration to reverse key political and economic reforms of the 1990s, including certain privatisations. Other analysts, however, believe that these arrests were isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider program of asset redistribution. In March 2005, President Putin announced that he had instructed Prime Minister Mikhail Fradkov to draft legislation that would reduce the statute of limitations on privatisation transactions from ten years to three years, and a draft bill was approved by the Government in mid-May 2005, though it still must be approved by both houses of the Russian Legislature, the State Duma and the Federation Council, and approved by the president before becoming effective. President Putin also announced in March that the Government was considering plans to reform the system of tax collection and administration, and in his Annual Address to the Federal Assembly on 25 April 2005, President Putin stated that tax authorities should not "terrorize" taxpayers by repeatedly considering the same problems. For further discussion of recent activities by Russian tax authorities, see "—Legislative and Legal Risks—Unlawful, selective or arbitrary government action may have an adverse effect on Evraz's business and the value of the GDRs".

Political, social and other conflicts, and corruption, create an uncertain operating environment that hinders Evraz's long-term planning ability and could adversely affect the value of its investments in Russia.

The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatisation, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders Evraz's long-term planning efforts and creates uncertainties in Evraz's operating environment, both of which may prevent Evraz from effectively and efficiently carrying out its business strategy. See also "—Risks Relating to Evraz—In the event the title to any company acquired by Evraz through privatisation, bankruptcy, sale or otherwise is successfully challenged, Evraz may lose its ownership interest in that company or its assets" and "—Legislative and Legal Risks—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the GDRs".

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, including terrorist attacks in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect Evraz's results of operations and prospects, and thus the value of the GDRs.

The implementation of Russia's economic reforms has also led from time to time to social protest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to

strikes which included blocking major railroads, and, in early 2005, pensioners in cities across Russia protested the replacement of certain in-kind benefits with cash allowances. The escalation of social unrest could have an adverse effect on Evraz's ability to conduct its business in Russia.

Finally, the Russian and international media have reported high levels of corruption in Russia and elsewhere in the CIS. Press reports have also described instances in which Government officials have engaged in selective investigations and prosecutions to further the interests of the Government and individual officials or business groups. Moreover, certain members of the Russian media appear to have published biased articles in exchange for payment. In addition, persons who are hostile to Evraz and/or its management and/or its beneficial owners may allege, in the press or elsewhere, that Evraz and/or its beneficial owners have engaged in illegal activities. Demands of corrupt officials, claims that Evraz or its management or its beneficial owners have been involved in corruption or illegal activities or biased articles and negative publicity could adversely affect Evraz's ability to conduct its business in Russia and the value of the GDRs.

Economic Risks

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt Evraz's business, as well as cause the price of the GDRs to suffer.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out in this Offering Circular may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt Evraz's business, as well as result in a decrease in the price of the GDRs.

Economic instability in Russia could adversely affect Evraz's business.

Since the dissolution of the Soviet Union in 1991, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- the growth of black and gray market economies;
- high levels of capital flight;
- high levels of corruption and the penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its rouble-denominated securities, the CBR stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, which further impaired the ability of the banking sector to act as a reliable and consistent source of liquidity to Russian companies.

Recent favourable trends in the Russian economy—such as the increase in gross domestic product, a relatively stable rouble and a reduced rate of inflation—may not continue or may be abruptly reversed. For example, in the first quarter of 2005 the inflation rate in Russia increased and economic growth slowed. In addition, because Russia produces and exports large quantities of oil and natural gas, the Russian economy is particularly vulnerable to fluctuations in the price of oil and natural gas on the world market, and a decline in the price of oil or natural gas could significantly slow or disrupt the Russian economy. The occurrence of any of these events could adversely affect Russia's economy and Evraz's business in the future.

The Russian banking system remains underdeveloped, and Evraz is only able to conduct banking transactions with a limited number of creditworthy Russian banks.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April through July 2004, the Russian banking sector experienced its first serious turmoil since the financial crisis of August 1998. As a result of various market rumours and, in some cases, certain regulatory and liquidity problems, several privately-owned Russian banks experienced liquidity problems and were unable to attract funds on the interbank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately-owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the Government or the CBR and foreign-owned banks generally were not adversely affected by the turmoil. There are currently also only a limited number of creditworthy Russian banks, most of which are located in Moscow.

As a result of these weaknesses in the Russian banking system, Evraz seeks to reduce its risk by receiving and holding its funds in Russia, including its rouble-denominated funds, with subsidiaries of foreign banks, which it generally believes to be more stable and less risky than Russian banks. However, there are few, if any, safe rouble-denominated instruments in which Evraz may invest the excess rouble cash of its Russian subsidiaries. Another banking crisis or the bankruptcy or insolvency of the banks with which Evraz holds funds could result in the loss of Evraz's deposits or affect its ability to complete banking transactions in Russia, which could have a material adverse effect on Evraz's financial condition and results of operations.

Russia's physical infrastructure is in poor condition, which could disrupt Evraz's normal business activities.

Russia's physical infrastructure largely dates back to Soviet times, and has not been adequately funded and maintained since the dissolution of the Soviet Union. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. On 25 May 2005, a failure in the power transmission network interrupted electricity supplies in Moscow and four other regions of Russia, causing significant disruptions to business activity. Breakdowns and failures of any part of Russia's physical infrastructure may disrupt normal business activity.

In order to enhance the prospects of infrastructure improvement, the Government is actively considering plans to reorganise the nation's rail, electricity and telephone systems. Any such reorganisations may result in increased charges and tariffs and may not result in the anticipated capital investment that is needed to repair, maintain and improve these systems. Significant increases in charges and tariffs, or further deterioration of Russia's infrastructure may limit economic growth, disrupt the

transportation of goods and supplies and interrupt business operations of Evraz, its customers and suppliers, any or all of which could have a material adverse effect on Evraz's business and the value of the GDRs.

Legislative and Legal Risks

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the GDRs.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that Evraz makes, many of which do not exist in countries with more developed market economies:

- inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;
- a lack of judicial and administrative guidance on interpreting Russian legislation;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the relative inexperience of judges and courts in interpreting new principles of Russian legislation;
- a lack of judicial independence from political, social and commercial forces;
- a high degree of unchecked discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Additionally, several fundamental laws in Russia have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms has resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws is in doubt, and many new laws remain untested. Moreover, courts have limited experience in interpreting and applying many aspects of business and corporate law. Russian legislation also often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect Evraz's ability to enforce its legal rights in Russia, including rights under its contracts, or to defend against claims by others in Russia.

The independence of the judicial system and the prosecutor general's office and their immunity from economic, political and nationalistic influences in Russia is also less than complete. The court system is understaffed and underfunded; judicial precedents generally have no binding effect on subsequent decisions; and most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims, and law enforcement agencies do not always enforce or follow court judgments. Evraz may be subject to such claims and may not be able to receive a fair trial.

These uncertainties also extend to property rights. While legislation has been enacted to protect private property against expropriation and nationalisation, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalisation. Expropriation or nationalisation of any of Evraz's entities in Russia, their assets or portions thereof, potentially without adequate compensation, could have a material adverse effect on Evraz's business and prospects.

Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the GDRs.

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Government also has the power in

certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups". In this environment, Evraz's competitors may receive preferential treatment from the government, potentially giving them a competitive advantage. Unlawful, selective or arbitrary government action, if directed at Evraz's operations in Russia, could have a material adverse effect on its business, results of operations and prospects and on the value of the GDRs.

In addition, since 2003, the Ministry for Taxes and Levies (now succeeded by the Federal Tax Service) has begun to attack certain Russian companies' use of tax-optimisation schemes, and press reports have speculated that these enforcement actions have been selective. For example, the Russian Federal Tax Service determined that Yukos owes in excess of U.S.$28 billion in back taxes and related penalties, and, as noted above, in December 2004 Yukos' major production subsidiary, Yuganskneftegaz, was auctioned in partial settlement of these obligations. In addition, the press has reported significant claims for back taxes and related penalties against other oil companies, including TNK-BP; telecommunications companies, including OAO Vimpelcom; and other major companies. In March 2005, President Putin announced that the Government was considering plans to reform the system of tax collection and administration. However, in April 2005 the back tax claim against TNK-BP for 2001 was increased by RUR22 billion (approximately U.S.$792 million), bringing the total claim for 2001 against TNK-BP to RUR26 billion (approximately U.S.$936 million), and it has been reported that Sibneft, another oil company, may receive a back tax claim for RUR21 billion (approximately U.S.$756 million). In his Annual Address to the Federal Assembly on 25 April 2005, President Putin stated that tax authorities should not "terrorize" taxpayers by repeatedly considering the same problems. Although Evraz believes that it is currently in compliance with all of its tax obligations with respect to its operations in the Russian Federation, there can be no assurance that the Federal Tax Service will not become more aggressive in respect of future tax audits, which may have an adverse effect on Evraz's results of operations and prospects.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its Russian subsidiaries.

The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person (an "effective parent") is capable of determining decisions made by another (an "effective subsidiary"). The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, in the Company's position as an effective parent, it could be liable in some cases for the debts of its effective subsidiaries in Russia. The total liabilities of the Company's consolidated Russian subsidiaries as of 31 December 2004 were U.S.$1.2 billion, excluding intercompany indebtedness.

Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the GDRs.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, income taxes, value-added tax ("VAT"), excise taxes, unified social tax and property tax.

The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. Because of the political changes which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system.

Tax reform commenced in 1999 with the introduction of Part One of the Russian Tax Code, which sets out general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force on 1 January 2001; the profits tax and mineral extraction tax chapters came into force on 1 January 2002; and the corporate property tax chapter of the Tax Code came into force on 1 January 2004.

In practice, Russian tax authorities often have their own interpretation of the tax laws that rarely favours taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation ruled that VAT paid on a commercial enterprise's purchases, or input VAT, cannot be offset against VAT collected from sales to the extent that the input VAT was incurred on items purchased with borrowed funds.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of the Company's Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in the consolidated Evraz group. In addition, pursuant to amendments to tax legislation effective as of 1 January 2005, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 9% at the time they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on Evraz's operations, including management resources. There can be no assurance that current taxes will not be increased or that additional sources of revenue or income, or other activities, will not be subject to new taxes, charges or similar fees in the future. For a further discussion of the risks and uncertainties associated with the enforcement and application of the tax regime in Russia, see "—Legislative and Legal Risks—Unlawful, selective or arbitrary government action may have an adverse effect on Evraz's business and the value of the GDRs". In addition to Evraz's substantial tax burden, these risks and uncertainties complicate its tax planning and related business decisions, potentially exposing Evraz to significant fines and penalties and enforcement measures despite its best efforts at compliance, and could adversely affect Evraz's business and results of operations and the value of the GDRs.

USE OF PROCEEDS

Net proceeds to the Company of the Offering will be approximately U.S.$403.1 million, assuming no exercise of the Over-allotment Option, or U.S.$464.0 million, assuming that the Over-allotment Option is exercised in full. Total underwriting commissions, taxes, fees and expenses payable by the Company from the proceeds of the Offering are up to approximately U.S.$18.8 million, assuming no exercise of the Over-allotment Option, or up to approximately U.S.$21.2 million, assuming that the Over-allotment Option is exercised in full. The Company intends to use these net proceeds to pursue the acquisition and/or new development of additional mining assets in Russia and the CIS and downstream steel operations outside of Russia, to make selected acquisitions of steel operations in the CIS and to consolidate its ownership interests in subsidiaries (see, for example, the agreement relating to NTMK referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions").

DIVIDEND POLICY

Mastercroft Limited ("Mastercroft"), a Cypriot holding company which was Evraz's holding company prior to the formation of the Company and through which Evraz now holds its subsidiaries, declared dividends of U.S.$58 million on 19 November 2004 (of which U.S.$55.6 million had been paid as of 31 December 2004) and declared further dividends of U.S.$131 million on 13 January 2005, which were paid in full by 28 April 2005. These dividends were paid to the persons who owned Mastercroft shares before the formation of the Company, and so were not received by the Company.

Since its formation on 31 December 2004, the Company has not declared or paid dividends in respect of any of its outstanding share capital. The Company intends to pay an interim dividend in respect of the first six months of 2005 of U.S.$200 million to shareholders of record as of 31 May 2005 (mainly the Principal Shareholder). Investors who purchase GDRs in the Offering will not be entitled to receive any part of this interim dividend. The Company also intends to pay dividends of up to U.S.$400 million in respect of 2005 to shareholders subsequent to the Offering.

The distribution of profits and payment of dividends by the Company are subject to compliance with the Luxembourg Companies Act of 10 August 1915, as amended (the "Luxembourg Companies Act") and the Articles. Dividends may only be paid out of profits or retained earnings as shown in the adopted stand-alone statutory financial statements. Profits must first be used to set up and maintain the legal reserve required by article 72 of the Luxembourg Companies Act and must then be set off against certain financial losses. Thereafter, the general meeting of shareholders of the Company (the "General Meeting") may determine to withhold profits as further reserves. In so far as any profits have not been allocated to reserves, they form part of the freely distributable reserves, which the General Meeting may elect to pay out in the form of a dividend. The Company's Board of Directors may also authorise the payment of interim dividends. See "Description of Share Capital and Corporate Structure—Dividends".

As a holding company, the level of the Company's stand-alone income and its ability to pay dividends depend primarily upon the receipt of dividends and distributions from its subsidiaries. The payment of dividends by the company's subsidiaries is contingent upon the sufficiency of their earnings, cash flows and distributable reserves. In addition, the payment of dividends to the Company from Mastercroft was limited by the terms of a trust deed entered into in connection with the issuance of loan participation notes by EvrazSecurities S.A. due September 2006. Evraz convened a meeting of noteholders on 31 May 2005 that approved amendments to the trust deed in respect of these notes that, among other changes, removed this limitation on the payment of dividends by Mastercroft. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital resources".

To the extent that dividends are declared and paid by the Company, owners of GDRs on the relevant record date will be entitled to receive dividends payable in respect of Shares underlying the GDRs, subject to the terms of the Deposit Agreement. Cash dividends may be paid to the Depositary in U.S. dollars and, except as otherwise described under "Terms and Conditions of GDRs—Conversion of Foreign Currency", are converted into U.S. dollars by the Depositary and paid to holders of GDRs net of currency conversion expenses.

The Company expects to pay dividends of approximately 25% of its consolidated annual net income on average through the business cycle, as calculated under IFRS. However, the payment of dividends by the Company is subject to, among other considerations, the Company's results of operations and prospects, its planned and committed capital expenditures, the availability and cost of funds from external sources, the practice of other steel and mining businesses and other relevant considerations.

EXCHANGE RATE INFORMATION

The official currency of Russia, where most of Evraz's assets and operations are located, is the rouble. However, the Company's consolidated IFRS financial statements are reported in U.S. dollars. As a result, fluctuations in the value of the rouble against the U.S. dollar may affect these results when translated into U.S. dollars. See "Risk Factors—Risks Relating to the GDRs and the Trading Market—Fluctuations in the value of the rouble against the U.S. dollar may adversely affect Evraz's results of operations" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Exchange and Interest Rate Risk".

The table below sets forth, for the periods and dates indicated, certain information regarding the exchange rate between the rouble and the U.S. dollar, based on the official exchange rate quoted by the CBR. Fluctuations in the exchange rates between the rouble and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future. These rates may also differ from the actual rates used in the preparation of Evraz's financial statements and other information presented in this Offering Circular.

	High	Low	Average(1)	Period End
2005 (through 1 June)	28.19	27.46	27.87	28.19
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.13	31.39	31.78

Note:

(1) The average of the exchange rates on the last business day of each month for the relevant annual period, and on each business day for any other period.

No representation is made that the rouble amounts referred to in this Offering Circular could have been or could be converted into U.S. dollars at the above exchange rates or at any other rate.

CAPITALISATION

The following table sets forth, at 31 December 2004, (a) the Company's historical cash and cash equivalents, short and long-term borrowings and total capitalisation, and (b) the Company's cash and cash equivalents, short and long-term borrowings and total capitalisation as adjusted to reflect the Offering and the application of the net proceeds thereof, assuming that the Over-allotment Option is exercised in full.

	At 31 December 2004	
	Historical	As adjusted[1]
	(thousands of U.S. dollars)	
Cash and cash equivalents[2]	291,312	755,358
Short-term borrowings (including current portion of long-term borrowings)	524,696	524,696
Long-term borrowings, net of current portion	788,093	788,093[3]
Equity		
Issued capital[4]	42	27,274
Additional paid-in capital	319,076	755,890
Accumulated profits	1,061,339	1,061,339
Translation difference	161,576	161,576
Minority interests	356,745	356,745
Total equity	1,898,778	2,362,824
Total capitalisation[5]	2,686,871	3,150,917

Notes:

(1) Adjusted to give effect to the application of the net proceeds of the Offering, but not adjusted for any other changes subsequent to 31 December 2004.

(2) Excludes restricted deposits at banks as of 31 December 2004 of U.S.$21.0 million, of which U.S.$12.4 million had current maturities. Since 31 December 2004, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business. On 13 January 2005 Mastercroft declared and subsequently paid a dividend of U.S.$131 million to holders of shares in Mastercroft prior to the formation of the Company. Evraz has made payment of U.S.$124 million for a 4.17% interest in Mastercroft, and subject to the completion of corporate formalities, the Mastercroft shares are expected to be transferred to Evraz on 2 June 2005. In addition, on 17 May 2005 Evraz agreed to acquire a 10.7% interest in NTMK from an unaffiliated minority shareholder for U.S.$215 million. The Company also intends to pay an interim dividend of U.S.$200 million for the first six months of 2005 to its shareholders of record as of 31 May 2005.

(3) As adjusted amounts do not include an increase of U.S.$50 million in long-term borrowings entered into on 27 April 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital resources".

(4) Assuming an exchange rate €1=1.2206 dollars as of 1 June 2005.

(5) Total of long-term borrowings, net of current portion, and shareholders' equity.

Except as described above, there has been no material change in the Company's total capitalisation since 31 December 2004.

DILUTION

The Company's consolidated net tangible book value at 31 December 2004 was approximately U.S.$1,534.6 million, resulting in consolidated net tangible book value per share of U.S.$14.32. Consolidated net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities and minority interest, divided by the number of shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of GDRs in the Offering and the net tangible book value per share immediately after the completion of the Offering. After giving effect to the sale by Evraz of 11,155,000 Shares represented by GDRs in the Offering (assuming that the Over-allotment Option is exercised in full) at the offering price of U.S.$14.50 per GDR and after deducting the underwriting discount and estimated offering expenses payable by the Company, Evraz's net tangible book value as of 31 December 2004, as adjusted, would have been U.S.$1,998.7 million, or U.S.$16.89 per share. This represents an immediate increase in net tangible book value of U.S.$2.57 per share to existing shareholders and an immediate dilution of U.S.$26.61 per share to new investors purchasing GDRs in the Offering (based on a ratio of three GDRs per share).

	U.S.$
Offer price per GDR[1]	14.50
Net tangible book value per share immediately before the Offering	14.32
Increase in net tangible book value per share attributable to investors in the Offering	2.57
Pro forma net tangible book value per share immediately after the Offering	16.89
Dilution per share to investors in the Offering	26.61

Note:

(1) Based on a ratio of 3 GDRs per Share, the implied market price per Share is U.S.$43.50.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows Evraz's historical consolidated financial information and other operating information as of 31 December 2004, 2003 and 2002 and for the years then ended. The annual consolidated financial information as of 31 December 2004, 2003 and 2002 and for the years then ended has been extracted without material adjustment from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this Offering Circular. Evraz's results of operations for the periods presented are significantly affected by acquisitions. Results of operations of those acquired businesses are generally included in Evraz's consolidated financial statements for the periods after their respective dates of acquisition. The annual consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Evraz's annual consolidated financial statements have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a summary of certain differences between IFRS and U.S. GAAP that are relevant to Evraz, see "Summary of Certain Differences between IFRS and U.S. GAAP".

	Year ended 31 December		
	2004	**2003**	**2002**
	(thousands of U.S. dollars, except per share data and as noted)		
CONSOLIDATED INCOME STATEMENT DATA			
Revenues	5,924,648	2,132,639	1,531,727
Cost of revenues	(3,512,987)	(1,583,415)	(1,334,281)
Amortisation of negative goodwill	22,292	22,312	16,149
Gross profit	**2,433,953**	**571,536**	**213,595**
Selling and distribution expenses	(219,149)	(41,761)	(54,527)
General and administration expenses	(324,863)	(163,369)	(109,564)
Other operating expenses, net	(59,263)	(28,565)	2,964
Profit from operations	**1,830,678**	**337,841**	**52,468**
Non-operating income and expense, net	(166,591)	(6,846)	(40,005)
Profit before tax	**1,664,087**	**330,995**	**12,463**
Income tax expense	(415,843)	(75,107)	(11,151)
Net profit	**1,248,244**	**255,888**	**1,312**
Net profit attributable to equity holders of the parent entity	**1,083,810**	**207,926**	**5,876**
Net profit attributable to minority interests	164,434	47,962	(4,564)
Earnings per share	10.11	1.94	0.06
Dividends per share	0.54	—	—
Weighted average number of shares outstanding	107,204,326	107,204,326	107,204,326
Steel segment income statement data			
Revenues[1]	5,809,041	2,060,089	1,516,219
Cost of revenues[1]	(3,566,070)	(1,544,545)	(1,324,207)
Amortisation of negative goodwill	18,305	18,590	15,259
Gross profit	2,261,276	534,134	207,271
Selling and distribution expenses	(205,542)	(37,144)	(54,276)
General and administration expenses	(260,196)	(132,371)	(104,446)
Other operating (expenses) income, net	(53,256)	(29,388)	3,951
Profit from operations	1,742,283	335,261	52,500

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)		
Mining segment income statement data			
Revenues[1]	340,821	98,476	21,174
Cost of revenues[1]	(212,663)	(84,134)	(17,088)
Amortisation of negative goodwill	2,446	2,446	1,458
Gross margin	130,604	16,788	5,544
Selling and distribution expenses	(9,225)	(3,020)	(1,220)
General and administration expenses	(26,798)	(8,423)	(3,605)
Other (loss) operating expenses, net	(8,720)	1,520	(1,830)
Profit from operations	85,862	6,865	(1,111)
Other operations income statement data			
Revenues[1]	344,838	97,429	14,670
Cost of revenues[1]	(279,998)	(66,956)	(12,353)
Amortisation of negative goodwill	1,541	1,276	—
Gross margin	66,381	31,749	2,317
Selling and distribution expenses	(4,382)	(1,874)	—
General and administration expenses	(52,591)	(29,880)	(808)
Other operating expenses, net	(3,040)	(1,917)	1,902
Profit (loss) from operations	6,368	(1,922)	3,411
CONSOLIDATED BALANCE SHEET DATA (at year end)			
Total assets	4,034,462	2,151,092	1,191,602
Equity	1,542,033	396,683	23,293
Minority interests	356,745	192,540	223,214
Long-term debt, net of current portion	1,123,455	739,033	416,330
CONSOLIDATED CASH FLOWS DATA			
Net cash flows from operating activities	957,173	42,811	118,275
Net cash flows used in investing activities	(792,358)	(356,192)	(117,081)
Net cash flows (used in) from financing activities	(73,400)	459,894	5,773
OTHER MEASURES			
Consolidated Adjusted EBITDA[2]	2,003,856	477,475	208,220
Steel segment Adjusted EBITDA[2]	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA[2]	98,207	7,695	(773)
Other operations Adjusted EBITDA[2]	10,053	207	4,117
Net Debt[3]	1,021,477	382,596	78,880

Notes:

(1) Segment revenues and cost of goods sold include intersegment sales.

(2) Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Consolidated Adjusted EBITDA reconciliation			
Profit from operations	1,830,678	337,841	52,468
Add:			
Amortisation of negative goodwill	(22,292)	(22,312)	(16,149)
Depreciation	183,203	141,000	154,903
Impairment of assets	1,366	5,499	1,919
Loss (gain) on disposal of property, plant & equipment	10,901	15,447	15,079
Consolidated Adjusted EBITDA	2,003,856	477,475	208,220
Steel segment Adjusted EBITDA reconciliation			
Profit from operations	1,742,283	335,261	52,500
Add:			
Amortisation of negative goodwill	(18,305)	(18,590)	(15,259)
Depreciation	159,541	134,514	153,080
Impairment of assets	5,431	5,068	1,493
Loss (gain) on disposal of property, plant & equipment	10,383	15,683	14,826
Steel segment Adjusted EBITDA	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA reconciliation			
Profit from operations	85,862	6,865	(1,111)
Add:			
Amortisation of negative goodwill	(2,446)	(2,446)	(1,458)
Depreciation	16,960	3,507	1,543
Impairment of assets	(5,454)	—	—
Loss (gain) on disposal of property, plant & equipment	3,285	(231)	253
Mining segment Adjusted EBITDA	98,207	7,695	(773)
Other operations Adjusted EBITDA reconciliation			
Profit from operations	**6,368**	**(1,922)**	**3,411**
Add:			
Amortisation of negative goodwill	(1,541)	(1,276)	—
Depreciation	6,702	2,979	280
Impairment of assets	1,291	431	426
Loss (gain) on disposal of property, plant & equipment	(2,767)	(5)	—
Other operations Adjusted EBITDA	10,053	207	4,117

(3) Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited.

Net Debt has been calculated as follows:

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Net Debt Calculation			
Add:			
Long-term loans, net of current portion	788,093	354,046	34,257
Short-term loans and current portion of long-term loans	524,696	224,082	87,038
Less:			
Cash and cash equivalents	291,312	195,532	42,415
Net Debt	1,021,477	382,596	78,880

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Evraz's financial condition and results of operations should be read in conjunction with Evraz Group S.A.'s consolidated financial statements, the notes thereto and the other information included elsewhere in this Offering Circular. This section contains forward-looking statements that involve risks and uncertainties. Evraz's actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

For periods ending prior to 1 January 2003, when Russia was experiencing hyperinflation, Evraz Group S.A.'s consolidated financial statements included the restatement of balances and transactions of Evraz's Russian subsidiaries for changes in the general purchasing power of the Russian rouble in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 Evraz ceased applying IAS 29 to current periods and only recognises the cumulative impact of inflation indexing on non-monetary elements of the financial statements through 31 December 2002. Non-monetary assets and liabilities acquired prior to 31 December 2002, and share capital transactions occurring before 31 December 2002, have been restated by applying the relevant conversion factors to the historical cost through 31 December 2002. Gains or losses on subsequent disposal are recognised based on the restated cost of the non-monetary assets and liabilities.

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations based in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz also produces significant quantities of iron ore, and is expanding into the coal sector. Most of Evraz's iron ore production is used in its steel making operations.

Evraz's principal assets are its three steel plants: NTMK, ZapSib and NKMK; three iron ore mining and processing facilities: KGOK, VGOK and Evraz Ruda (acquired in March 2005); coal mining assets: Mine 12 (acquired in March 2005) and a greenfield coking coal mine, Neryungri Ugol; and trading and logistics assets. Evraz also owns an equity interest in Raspadskaya, a coking coal mine. Evraz's consolidated revenues were U.S.$5,924.6 million, and its net profit attributable to equity holders of the parent entity was U.S.$1,083.8 million, for the year ended 31 December 2004.

Reorganisation and Formation of the Company

Evraz Group S.A. was incorporated on 31 December 2004, under the laws of the Grand Duchy of Luxembourg, to serve as the holding company for Evraz's assets. In the course of the subsequent reorganisation, on 5 April 2005 95.83% of the shares of Mastercroft, a limited liability company registered under the laws of Cyprus and Evraz's holding company prior to the establishment of the Company, were contributed to the Company in exchange for newly issued shares in the Company, which have been accounted for in the Consolidated Financial Statements as at 31 December 2004. The remaining 4.17% interest in Mastercroft was held as of 31 December 2004 by the estate of a member of senior management, who acquired his interest in August 2004 and died in September of that year (see Note 18 to the Consolidated Financial Statements). Evraz made payment of U.S.$124 milion for the remaining 4.17% interest in Mastercroft on 1 June 2005, and subject to the completion of corporate formalities, the Mastercroft shares are expected to be transferred to Evraz on 2 June 2005. Accordingly, Evraz Group S.A.'s effective ownership interest in its businesses as of 31 December 2004 was less than Mastercroft's historical interest but will increase to historical ownership levels following the completion of this acquisition.

The Company holds its interests in its subsidiaries indirectly, through its interest in Mastercroft. Mastercroft was established on 31 December 2002 as a holding company to consolidate certain steel production, mining and trading entities then controlled by Crosland Limited, an entity under common control with Evraz. In 2003, Crosland Limited's interests in these entities were transferred to Mastercroft.

Purchases of subsidiaries from parties under common control are accounted for using the uniting of interest method, which is equivalent to a pooling of interests. The Company's consolidated financial

statements, therefore, have been prepared on the basis that it existed for all periods presented in such statements and as if it owned interests in companies then owned by Mastercroft and by the entities from which Mastercroft acquired the interests.

As noted below under "—Summary of Acquisitions—Acquisitions/Start Ups in 2005", Evraz acquired Evraz Ruda in March 2005 from entities under common control with Evraz. This acquisition also represents a reorganisation under common control and for 2005 and thereafter will be accounted for using the uniting of interest method (pooling of interests). As a result, the acquisition will be consolidated with effect from 31 December 2001 as if it had occurred at such date, and acquisitions by Evraz Ruda subsequent to 31 December 2001 will be accounted for by Evraz in the same historical manner as by Evraz Ruda when it made the acquisitions (*i.e.*, generally on the basis of the purchase method). Accordingly, the consolidation of Evraz Ruda will affect the presentation of Evraz's consolidated financial condition and results of operations for the period under review here when Evraz publishes financial information for 2005 and thereafter. Evraz Ruda had total revenues of U.S.$270.5 million and net profit of U.S.$85.7 million for the year ended 31 December 2004 and total assets of U.S.$352.4 million as of 31 December 2004, as calculated under IFRS. As most of Evraz Ruda's sales of iron ore products in 2004 consisted of sales to Evraz (see "Related Party Transactions"), Evraz expects that the principal net effect of this accounting treatment is likely to be an increase in its margins for the period under review.

Business Structure

Segments

Evraz's business is divided into two main segments:

- the steel segment, comprising the production and sale of semi-finished and finished steel products; vanadium slag; coke and coking products; and refractory products; and
- the mining segment, comprising the production, enrichment and sale of iron ore and the development of coking coal fields at Neryungri Ugol and, since the acquisition of Mine 12, the production of coal.

The mining segment does not meet the criteria of a reportable segment under IFRS, as the majority of its revenues are earned in intersegment transactions. However, Evraz's management has designated the mining segment as a reportable segment based on its future plans to develop Evraz's mining business.

Other operations include management, logistics (including Nakhodka Sea Port) and support activities.

Intersegment sales

Evraz is a vertically-integrated steel and mining group. Evraz's mining segment supplied approximately 32% of the steel segment's total requirements of iron ore in 2004 (44% including supplies by KGOK prior to its acquisition in May 2004), and Evraz Ruda, which Evraz acquired in March 2005, supplied a further 28%. The steel segment supplies grinding balls and pit props to the mining segment for use in its day-to-day operations. Evraz believes that the prices at which products are sold between segments are generally based on those at which they could be sold to unrelated third parties and thus are in accordance with relevant Russian transfer pricing rules. See "Risk Factors—Risks Relating to Evraz—Vaguely Drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations". These transactions are eliminated as intercompany transactions for purposes of Evraz's consolidated financial statements.

Summary of Acquisitions

Evraz has sought to develop an integrated steel and mining business through the purchase of undervalued assets that it believes offer significant upside potential, particularly as Evraz implements improvements in working practices and operational methods.

The following is a summary of the terms of Evraz's primary steel and mining acquisitions. Except as otherwise stated, each of the acquisitions was accounted for using the purchase method of accounting. Accordingly, the results of operations of each such acquired business are included in Evraz's consolidated income statements from the date Evraz acquired control. In certain cases, where Evraz acquired its interests over a period of time, the relevant businesses were accounted for using the equity method until a

controlling financial interest was acquired. Evraz's investment in Raspadskaya is currently accounted for under the equity method.

Acquisitions prior to 2002

- *Nizhny Tagil Iron and Steel Plant.* NTMK is an integrated steel mill that produces primarily railway and construction long products, pipe blanks and semi-finished products. From 1997 to 2001, entities under common control with Evraz acquired a 41.71% interest in NTMK for U.S.$59.3 million and acquired effective control over NTMK by 31 December 2001. As of 31 December 2001, through then-existing agreements, Evraz had the power to cast a majority of the votes at shareholders' meetings and to appoint or remove the majority of the members of the board of directors of NTMK, resulting in NTMK's consolidation into Evraz's consolidated financial statements from that date. Evraz acquired an additional 19.39% interest in NTMK for U.S.$9.0 million during 2002, an additional 13.25% interest for U.S.$26.2 million during 2003, and a further 6.09% interest for U.S.$48.0 million during 2004. Evraz's effective ownership interest in NTMK was 77.09% as of 31 December 2004, and will be 80.44% following the elimination of the minority interest in Mastercroft. On 17 May 2005, Evraz agreed to acquire a further 10.7% of the shares in NTMK from an unrelated minority shareholder of NTMK for U.S.$215 million, payable in cash in installments through 30 November 2005 (subject to acceleration in certain circumstances described under "Principal Shareholders"). The acquisition of this minority interest will increase Evraz's effective ownership interest in NTMK to 91.14%.
- *West Siberian Iron and Steel Plant.* ZapSib is an integrated steel mill that produces primarily construction long products and semi-finished products. In 2001, entities under common control with Evraz acquired a 5.51% interest in ZapSib for U.S.$1.1 million, and by 31 December 2001, Evraz's agents had acquired an additional 31.27% share in ZapSib for U.S.$7.0 million. As of 31 December 2001, through then-existing agreements, Evraz had the power to cast a majority of the votes at shareholders' meetings and to appoint or remove the majority of the members of the board of directors of ZapSib, resulting in ZapSib's consolidation into Evraz's consolidated financial statements from that date. During 2002, 2003 and 2004, Evraz acquired 40.61%, 15.97% and 1.23% of ZapSib's shares for U.S.$19.1 million, U.S.$61.3 million and U.S.$9.3 million, respectively. Evraz purchased an additional 0.48% of the shares in ZapSib through May 2005. Evraz's effective ownership interest in ZapSib was 90.65% as of 31 December 2004, and will be 95.07% following the elimination of the minority interest in Mastercroft (including the additional shares acquired during 2005).

Acquisitions / Start-ups in 2002-2004

- *Vysokogorsky Mining and Processing Integrated Works.* VGOK is an iron ore mining and processing complex that produces sinter from its own iron ore as well as iron ore purchased from other producers. From 1998 through October 2002, enterprises under common control with Evraz acquired an approximately 80% effective interest in VGOK. Evraz acquired effective control over VGOK's operations on 3 October 2002, resulting in VGOK's consolidation into Evraz's consolidated financial statements from that date. From 31 December 2001 to 2 October 2002, VGOK was accounted for under the equity method. Evraz's effective ownership interest in VGOK was 78.50% as of 31 December 2004, and will be 82.03% following the elimination of the minority interest in Mastercroft.
- *Nakhodka Commercial Sea Port.* Nakhodka Sea Port is a sea port located in the Far East of Russia through which Evraz ships most of its export sales. In 2001 and 2002, Evraz acquired an ownership interest of 35.47% in Nakhodka Sea Port for U.S.$6.4 million, and by February 2003 had acquired a further 24.48% interest for U.S.$3.8 million. Evraz has exercised effective control over Nakhodka Sea Port's operations since 15 February 2003, and as a result Nakhodka Sea Port has been consolidated into Evraz's consolidated financial statements from that date. From 11 February 2002 to 15 February 2003, Evraz's investment in Nakhodka Sea Port was accounted for under the equity method. Evraz acquired further interests in Nakhodka Sea Port totalling 31.56% during 2003 for total consideration of U.S.$6.4 million. Evraz's effective ownership interest in Nakhodka Sea Port was 82.21% as of 31 December 2004, and will be 85.91% following the elimination of the minority interest in Mastercroft.

- *Novokuznetsk Iron and Steel Plant.* NKMK is an integrated steel mill that specialises in producing rolled long metal products for the railway sector as well as semi-finished products. NKMK was formed in May 2003; it acquired property, plant and equipment of OAO Kuznetsk Iron and Steel Plant ("KMK") for U.S.$44.7 million subsequent to the dissolution of KMK in bankruptcy proceedings in June 2003 and commenced steel operations in October 2003. Evraz's effective ownership interest in NKMK was 89.97% as of 31 December 2004, and will be 94.00% following the elimination of the minority interest in Mastercroft.

- *Ferrotrade Limited.* Ferrotrade Limited is an export trader that sells Evraz's steel products overseas. Currently, the main international markets into which Ferrotrade Limited makes sales are Taiwan, Thailand, the Philippines, South Korea and Vietnam. Ferrotrade Limited commenced operations in October 2003, as the successor to an entity under common control with Evraz. See "Related Party Transactions". Evraz's effective ownership interest in Ferrotrade Limited was 95.83% as of 31 December 2004, and will be 100.00% following the elimination of the minority interest in Mastercroft.

- *Raspadskaya.* Raspadskaya is one of the largest coal mines in Russia, producing coking coal. On 10 March 2004, as a part of a joint venture agreement, Evraz acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), which was a joint venture created for the purpose of exercising joint control over the economic activities of Raspadskaya and other subsidiaries of Corber and which then owned 72.03% of the ordinary shares in Raspadskaya. Evraz acquired its interest for a total of U.S.$139.7 million, including U.S.$61.8 million in cash, the issuance of 6% interest-bearing promissory notes with a nominal value of U.S.$19.2 million due after 10 March 2006 and a contribution of 19.15% of the ordinary shares in Raspadskaya. Corber acquired a further 4.20% interest in Raspadskaya during 2004 for U.S.$5.5 million. Evraz's effective ownership interest in Raspadskaya was 45.70% as of 31 December 2004, and will be 47.69% following the elimination of the minority interest in Mastercroft.

- *Neryungri Ugol.* Neryungri Ugol is a coking coal mine being developed by Evraz, from which production is expected to start in 2006. In April 2004, Evraz acquired 100% of Neryungri Ugol for RUR100,000 (U.S.$4,000). Evraz's effective ownership interest in Neryungri Ugol was 95.83% as of 31 December 2004, and will be 100.00% following the elimination of the minority interest in Mastercroft.

- *Kachkanarsky Mining and Processing Integrated Works.* KGOK is an iron ore mining and processing complex that produces sinter, pellets and concentrate from high-vanadium iron ore. On 21 May 2004, Evraz acquired 83.59% of the ordinary shares of KGOK for U.S.$190.3 million and purchased restructured debts of KGOK with fair value of RUR597.0 million (U.S.$20.6 million) at their nominal value of RUR1,283.0 million (U.S.$44.3 million). Evraz acquired further interests in KGOK amounting to 14.04% of the ordinary shares during 2004 for a total of U.S.$31.3 million. Evraz's effective ownership interest in KGOK was 80.68% as of 31 December 2004, and will be 84.38% following the elimination of the minority interest in Mastercroft. See "Description of Business—Legal Proceedings" for a discussion of litigation filed in the United States District Court for the District of Delaware and the Delaware Chancery Court challenging certain aspects of events relating to KGOK's insolvency proceedings and Evraz's subsequent acquisition of KGOK.

Acquisitions / Start-ups in 2005

- *Chiaturmanganum.* In January 2005, Evraz was named the winner in a privatisation tender for assets of AO Chiaturmanganum, a major manganese ore producer, and AO Vartsikhe GES, a hydroelectric power plant, both of which are located in Georgia, for U.S.$132.0 million. On 5 May 2005, Evraz, the Government of Georgia and shareholders of Zestafoni entered into an agreement pursuant to which these assets are to be acquired by Evraz and Zestafoni's shareholders from the Government of Georgia and contributed into a newly established joint venture. The shareholders of Zestafoni are to contribute 70.81% of the shares in Zestafoni to the joint venture, and Evraz and the shareholders of Zestafoni have each paid an advance of U.S.$10 million for these assets, with U.S.$105 million to be paid by Evraz by the end of July 2005, subject to certain conditions, and the remaining U.S.$7 million by 1 April 2006. Evraz will own a 63.08% interest in the joint venture, which is expected to be created by July 2005. Zestafoni's shareholders also have a call option, which expires on 1 April 2007, to

acquire a further 13.07% ownership interest in the joint venture by contributing an additional U.S.$13.7 million and 25.5% of the shares in Zestafoni.

- *Evraz Ruda.* Evraz Ruda is an iron ore mining and processing complex that produces iron ore concentrate. In March 2005, Evraz acquired a 100% interest in Evraz Ruda for RUR897.3 million (U.S.$32.3 million) from entities under common control with Evraz. As noted above, this will result in Evraz Ruda being consolidated with Evraz effective 31 December 2001 as it existed at such date, with acquisitions by Evraz Ruda subsequent to 31 December 2001 being accounted for by Evraz in the same manner as by Evraz Ruda when it made the acquisitions (*i.e.*, generally on the basis of the purchase method). Evraz's effective ownership interest in Evraz Ruda was 95.83% as of 31 March 2005, and will be 100.00% following the elimination of the minority interest in Mastercroft.

Evraz is also considering further acquisitions, as outlined under "Description of Business—Strategy" and "Use of Proceeds". For example, on 11 May 2005, Evraz entered into a memorandum of understanding with the shareholders of Palini e Bertoli SpA ("Palini"), a producer of steel plate products that is located in Italy. The memorandum of understanding gives Evraz the right to negotiate exclusively through 30 June 2005 with a view to reaching a definitive agreement for the acquisition by Evraz of a 75% plus one share interest in Palini. The remaining 25% less one share would be held by certain of Palini's current shareholders, including members of its senior management, and would be subject to a call option, pre-emptive rights and lock-up arrangements in favor of Evraz, as well as a put option against Evraz in favor of the current shareholders. Aside from agreements on exclusivity and confidentiality, the memorandum of understanding is otherwise non-binding, and a number of key terms remain to be negotiated. Accordingly, there can be no assurance that Evraz will acquire an interest in Palini on these terms or at all.

Located in northern Italy, Palini produces steel plate products, which it sells to a variety of end users in Italy and the rest of Europe. Palini's total output in 2004 was 356,000 tonnes of rolled products, and it had consolidated revenue of €183 million under Italian GAAP. Palini currently purchases a small volume of slabs from Evraz. The contemplated acquisition is in line with Evraz's strategy of acquiring high-quality re-rolling facilities worldwide. If the acquisition is completed, Evraz would seek to build on Palini's attributes as a producer of customized, high-quality plate products to penetrate new geographic markets, secure a stable customer base for its slabs outside Russia and gain additional margin from the sale outside Russia of higher value-added steel products. See "Description of Business—Strategy".

Results of Operations for the years ended 31 December 2004, 2003 and 2002

From 2002 through 2004, Evraz's consolidated revenues increased by 287% and its net profit attributable to equity holders of the parent entity increased from U.S.$5.9 million to U.S.$1,083.8 million. This increase was due mainly to:

- Improved prices for steel products in Russia and in export markets. The following table illustrates the average price trends for Evraz's principal products from 2002 through 2004 in both the Russian and non-CIS export markets:

	% change 1st half 2002 to 2nd half 2004	Year ended 31 December					
		2004		2003		2002	
		2nd half	1st half	2nd half	1st half	2nd half	1st half
		(U.S. dollars per tonne, except percentages)					
		Average Russian and CIS prices for Evraz's products[1]					
Construction products							
Rebars	231%	437	413	260	217	175	132
Sections	198%	510	443	283	225	186	171
Railway products							
Rails	64%	375	316	266	254	224	229
Wheels	142%	940	715	509	466	420	389
Mining products							
Grinding balls	188%	406	336	235	184	147	141
Semi-finished products							
Billets	227%	421	365	249	203	145	129
Slabs	171%	308	233	178	149	117	114
Pig Iron	226%	261	246	138	125	82	80
Pipe blanks	194%	406	318	225	188	148	138
Other steel products							
Plates	148%	484	422	316	256	183	195
Wire rod and rounds	216%	425	373	241	194	153	135
		Average non-CIS export prices for Evraz's products[1][2]					
Construction							
Rebars	117%	416	373	284	256	205	192
Sections	96%	416	407	296	255	237	212
Semi-finished products							
Billets	104%	366	364	263	247	214	179
Slabs	206%	502	410	252	248	215	164
Pig Iron	149%	306	278	183	169	131	123
Other steel products							
Plates	144%	485	413	303	296	252	199
Wire rod and rounds	94%	407	400	290	280	239	210

Notes:

(1) Prices for sales denominated in roubles are converted into U.S. dollars at the average monthly exchange rate of the rouble to the U.S. dollar as stated by the CBR. Average U.S. dollar prices are calculated as a simple average of the monthly weighted average sales prices in the relevant semi-annual period.

(2) Average price data for the year ended 31 December 2004 is for sales by Ferrotrade Limited, and for the years ended 31 December 2003 and 2002 is for sales by Ferrotrade & Co. The actual amounts received by Evraz in respect of sales by Ferrotrade & Co. are less than the amounts presented here, since Ferrotrade & Co. acquired products from Evraz for resale but was not consolidated into Evraz's consolidated financial statements.

- The impact of acquisitions and start-ups (see "Summary of Acquisitions"). In the steel segment, the start up of NKMK in October 2003 made a substantial contribution, as did the consolidation of Evraz's export trading activities through Ferrotrade Limited from the same month. In the mining segment, the acquisition of VGOK in October 2002 and of KGOK in May 2004 had the greatest impact, both enhancing Evraz's vertical integration and allowing for sales of iron ore to third parties. The acquisition of Nakhodka Sea Port in February 2003 had a significant effect on Evraz's other operations segment.

- A significant increase in the volume of products sold (see "Description of Business—Steel Business—Products" and "Description of Business—Steel Business—Marketing and Distribution"), resulting mainly from acquisitions and start-ups.
- A shift toward higher margin products, especially within the semi-finished steel products group, where the focus is increasingly on slabs instead of billets.
- A significant improvement in margins, as sales prices increased faster than costs, which grew mainly as a result of acquisitions and inflation, which was moderating in Russia throughout the period. While raw materials prices increased significantly, the growth in Evraz's own iron ore production shielded it to a considerable extent (and the recent acquisitions of Evraz Ruda and Mine 12 should further reduce exposure in this area). In addition, the expansion of Evraz's mining operations has enabled it to benefit from the favourable conditions in raw materials markets by capturing additional margin through increased sales to third parties.

The following table sets forth Evraz's income statement data for the years ended 31 December 2004, 2003 and 2002 in absolute terms and as a percentage of revenues.

	Year ended 31 December					
	2004		2003		2002	
Income statement data	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(thousands of U.S. dollars, except percentages)					
Revenues[(1)]	5,924,648	100.0%	2,132,639	100.0%	1,531,727	100.0%
Cost of revenues	(3,512,987)	(59.3)%	(1,583,415)	(74.2)%	(1,334,281)	(87.1)%
Amortisation of negative goodwill	22,292	0.4%	22,312	1.0%	16,149	1.1%
Gross profit	**2,433,953**	**41.0%**	**571,536**	**26.8%**	**213,595**	**13.9%**
Selling and distribution costs	(219,149)	(3.7)%	(41,761)	(2.0)%	(54,527)	(3.6)%
General and administrative expenses	(324,863)	(5.5)%	(163,369)	(7.7)%	(109,564)	(7.2)%
Other operating income and expenses, net	(59,263)	(1.0)%	(28,565)	(1.3)%	2,964	0.2%
Profit from operations	1,830,678	30.9%	337,841	15.8%	52,468	3.4%
Non-operating income and expenses, net	(166,591)	(2.8)%	(6,846)	(0.3)%	(40,005)	(2.6)%
Profit before tax	1,664,087	28.1%	330,995	15.5%	12,463	0.8%
Income tax expense	(415,843)	(7)%	(75,107)	(3.5)%	(11,151)	(0.7)%
Net profit	1,248,244	21.1%	255,888	12.0%	1,312	0.1%
Net profit attributable to equity holders of the parent entity	1,083,810	18.3%	207,926	9.7%	5,876	0.4%
Net profit attributable to minority interests	164,434	2.8%	47,962	2.2%	(4,564)	(0.3)%

Note:

(1) Includes service revenues of U.S.$150.6 million, U.S.$128.5 million and U.S.$65.0 million for the years ended 31 December 2004, 2003 and 2002, respectively. Sales of services consist primarily of heat and electricity supply and port, transportation and accounting services.

In the years ended 31 December 2004, 2003 and 2002, approximately 10%, 34% and 40%, respectively, of Evraz's revenues were generated in transactions with related parties. In addition, Evraz made significant purchases from related parties. See "Related Party Transactions" and Note 14 to the Consolidated Financial Statements.

Revenues

Evraz's consolidated revenues increased by 39% in 2003 to U.S.$2,132.6 million and by 178% in 2004 to U.S.$5,924.6 million. The following table presents Evraz's consolidated revenues by segment for 2004, 2003 and 2002.

Revenues by segment	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Steel segment			
To third parties	5,754,754	2,052,409	1,512,077
To mining segment	46,483	7,440	4,142
To other operations	7,804	240	0
Total	5,809,041	2,060,089	1,516,219
Mining segment			
To third parties	60,965	14,774	4,980
To steel segment	279,112	83,702	16,194
To other operations	744	—	—
Total	340,821	98,476	21,174
Other operations			
To third parties	108,929	65,456	14,670
To steel segment	235,145	31,973	—
To mining segment	764	—	—
Total	344,838	97,429	14,670
Eliminations	(570,052)	(123,355)	(20,336)
Consolidated revenues	**5,924,648**	**2,132,639**	**1,531,727**
% from steel segment	97.1%	96.2%	98.7%
% from mining segment	1.0%	0.7%	0.3%
% from other operations	1.8%	3.1%	1.0%

The following table presents the geographic breakdown of Evraz's consolidated revenues for 2004, 2003 and 2002.

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Russia	3,279,650	1,526,439	964,650
Taiwan	806,674	95,935	83,536
Thailand	457,574	53,136	50,612
Philippines	214,655	69,957	62,021
Korea	213,292	45,095	33,889
Vietnam	213,000	37,873	84,589
Iran	195,456	47,320	—
Hong Kong	178,148	57,709	50,437
China	160,873	120,647	105,738
Other countries	205,326	78,528	96,255
Total	**5,924,648**	**2,132,639**	**1,531,727**

The significant increase in revenues arising outside of Russia in 2004 resulted from an increase in exports of steel products by the steel segment, as discussed below.

Steel segment

Steel segment revenues increased by 36% in 2003 to U.S.$2,060.0 million and by 182% in 2004 to U.S.$5,809.0 million.

Steel segment revenues were significantly affected by the price increases noted above and by the commencement of operations by NKMK in October 2003. Revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to U.S.$1,034.2 million (18.0% of steel segment revenues) and U.S.$152.1 million (7.0% of steel segment revenues), respectively, excluding margins earned by Ferrotrade Limited and TH EvrazHolding on sales of products produced at NKMK. In addition, steel segment revenues were positively affected by the consolidation of export trading activities through Ferrotrade Limited beginning in October 2003, resulting in the capture of additional trading margin.

The following table shows the breakdown of Evraz's steel segment sales in 2003 and 2004, noting the contribution made by NKMK (excluding margins earned by Ferrotrade Limited and TH EvrazHolding on sales of products produced at NKMK), which commenced operations in October 2003.

	Year ended 31 December			
	2004		2003	
	Millions of U.S. dollars	Percentage of total	Millions of U.S. dollars	Percentage of total
Construction products[1]	1,835.5	31.6%	794.5	38.6%
of which NKMK	*249.3*	*4.3%*	*45.9*	*2.2%*
Railway products[2]	615.9	10.6%	267.5	13.0%
of which NKMK	*255.8*	*4.4%*	*39.1*	*1.9%*
Semi-finished products[3]	2,188.3	37.7%	647.7	31.4%
of which NKMK	*269.2*	*4.6%*	*21.0*	*1.0%*
Other steel products[4]	515.9	8.9%	183.6	8.9%
of which NKMK	*196.9*	*3.4%*	*34.1*	*1.7%*
Other products[5]	653.4	11.3%	166.9	8.1%
of which NKMK	*62.9*	*1.1%*	*14.7*	*0.7%*

Notes:

(1) Includes rebars, H-beams, channels and angles.

(2) Includes rails and wheels.

(3) Includes billets, slabs, pig iron, pipe blanks and blooms.

(4) Includes grinding balls, mine uprights, round rolls, wire and plates.

(5) Includes coke and coking products, refractory products and vanadium slag.

Revenues from sales of semi-finished products increased as a proportion of steel segment sales from 31.4% in 2003 to 37.7% in 2004, while revenues from sales of construction and railway products experienced corresponding declines as a proportion of steel segment sales. The increased share of revenues attributable to sales of semi-finished products reflects Evraz's increased emphasis on higher-priced slabs as opposed to billets in 2004 as well as generally strong prices for slabs and other semi-finished products in export markets. The decline in the share of revenues attributable to sales of construction products reflects a slight decline in sales volume, resulting from an increased emphasis on sales of semi-finished and other products in order to benefit from favourable export market conditions. The share of revenues attributable to railway products declined in 2004 despite an increase in railway product sales volume as a percentage of steel segment sales volume, reflecting the relatively slower growth in the prices of railway products, particularly rails, and the increased share of rails in the sales volume of railway products and steel segment products resulting from the consolidation of NKMK for the full year 2004. The slower growth in the price of rails reflected in part the negotiating power of Russian Railways, the largest purchaser of rails from Evraz.

For the years ended 31 December 2004, 2003 and 2002, steel segment sales to the mining segment amounted to U.S.$46.5 million, U.S.$7.4 million and U.S.$4.1 million, respectively.

Excluding intersegment sales, export sales amounted to approximately 46% of steel segment revenues in 2004, compared to 30% and 38% in 2003 and 2002, respectively. The increased share of export revenues in 2004 was attributable to increased export volumes, particularly of semi-finished products in response to favourable conditions in Evraz's northeast and east Asian export markets, as well as to the additional trading margin resulting from the consolidation of export activities through Ferrotrade Limited. See "—Summary of Acquisitions" and "Related Party Transactions". The reduced share of export revenues in steel segment revenues in 2003 was attributable to a reduced share of exports in total sales volumes, as Evraz took advantage of relatively more favourable domestic market conditions.

Mining segment

Mining segment revenue increased by 365% in 2003 to U.S.$98.5 million and by 246% in 2004 to U.S.$340.8 million. The increases in mining segment revenues were due mainly to the following factors:

- Prior to 2 October 2002, Evraz's mining segment consisted of OOO Abakan Mining Company and OOO Mundybash Processing Plant, both of which are subsidiaries of ZapSib. VGOK was consolidated beginning 2 October 2002. Revenues of VGOK increased to U.S.$102.9 million in 2004 (30.2% of mining segment revenues) from U.S.$53.2 million in 2003 (54.0% of mining segment revenues), mainly due to price increases and an increase in the production of sinter from 2.4 million to 2.9 million tonnes. The volume increase resulted from additional processing capacity that was commissioned in December 2003.

- KGOK was acquired in May 2004. Revenues attributable to KGOK in 2004 amounted to U.S.$209.4 million (61.4% of mining segment revenues).

Substantially all of Evraz's mining segment sales are of iron ore, and Evraz has recently expanded its iron ore business through the acquisition of Evraz Ruda (March 2005). During the period under review, consolidated coal assets consisted only of Neryungri Ugol, which had yet to begin production, but they now also include Mine 12 (acquired in March 2005). Evraz also has a 47.7% interest in the Raspadskaya coking coal mine, which is accounted for under the equity method.

For the years ended 31 December 2004, 2003 and 2002, mining segment sales to the steel segment amounted to U.S.$279.1 million (81.9% of mining segment sales), U.S.$83.7 million (85.0% of mining segment sales) and U.S.$16.2 million (76.5% of mining segment sales), respectively. Approximately 32% of Evraz's iron ore requirements were met by the mining segment in 2004, 14% in 2003 and less than 10% in 2002. The increase in the proportion of iron ore sourced internally resulted mainly from the acquisitions of VGOK in late 2002 and KGOK in May 2004. KGOK accounted for a further 12% of Evraz's total iron ore requirements in 2004 prior to its acquisition, and Evraz Ruda, which was acquired in March 2005, supplied a further 28% of Evraz's total iron ore requirements in 2004. The acquisition of Evraz Ruda will enhance Evraz's vertical integration going forward (and will affect its historical results when Evraz presents financial information for 2005 and thereafter following the retrospective consolidation of Evraz Ruda described above).

Third party sales have increased even faster than intersegment sales, reflecting the strong market demand for raw materials in 2004. Most third party sales in the mining segment were to customers in Russia.

Other operations

Evraz's other operations segment revenues increased by 564% in 2003 to U.S.$97.4 million and by 254% in 2004 to U.S.$344.8 million. This segment's revenues were significantly affected by acquisitions, specifically:

- Nakhodka Sea Port, which has been consolidated since 15 February 2003, provides seaport services. Nakhodka Sea Port's sales amounted to U.S.$40.1 million in 2004 and U.S.$29.9 million in 2003, subsequent to its consolidation. Intersegment sales accounted for 38% of Nakhodka Sea Port's revenues in 2004.

- Evraztrans, which commenced operations in the fourth quarter of 2003, acts as a railway forwarder for Evraz's steel segment. Evraztrans sales amounted to U.S.$75.9 million in 2004 and U.S.$0.5 million in 2003. Evraztrans derives most of its revenues from intersegment sales and benefited in 2004 from the acquisition of its own railway cars.

- Metallenergofinance ("MEF"), which has been consolidated since September 2003, supplies electricity and heat to Evraz's steel and mining segments and to third parties. MEF's sales amounted to U.S.$186.6 million in 2004 and U.S.$48.0 million in 2003, subsequent to its consolidation. MEF derives most of its revenues from intersegment sales and benefited in 2004 by supplying electricity to NTMK, VGOK and KGOK.

- OOO Evraz Holding ("Evraz Holding") provides management, accounting and other services to NTMK, ZapSib and NKMK and other Russian subsidiaries of the Company, including from 1 April 2005 KGOK, Evraz Ruda and VGOK. Evraz Holding generated management fees of U.S.$37.2 million, U.S.$25.8 million and U.S.$15.6 million in 2004, 2003 and 2002, respectively,

from the provision of management, accounting and other services to the Company's subsidiaries and to related parties; 68.5%, 33.4% and 6.2% of these fees were derived from the Company's subsidiaries in 2004, 2003 and 2002, respectively. See "Directors and Management—Management of Subsidiaries" for a further discussion of the role and functioning of Evraz Holding.

Third-party sales by the other operations segment, consisting primarily of sales of energy by MEF, provision of port services by Nakhodka Sea Port and provision of transportation and freight forwarding services by Evraztrans, increased from U.S.$14.7 million in 2002 to U.S.$65.5 million in 2003 and U.S.$108.9 million in 2004. The increase is attributable primarily to the consolidation of MEF and Evraztrans for all of 2004, offset by a decline in third-party sales by Evraz Holding and a slight decrease in third-party sales of port services by Nakhodka Sea Port.

Cost of revenues and gross profit

Evraz's consolidated cost of revenues amounted to U.S.$3,513.0 million, U.S.$1,583.4 million and U.S.$1,334.3 million in 2004, 2003 and 2002, respectively. It comprised 59.3%, 74.2% and 87.1% of consolidated revenues in 2004, 2003 and 2002, respectively. The table below sets forth cost of revenues,

amortisation of negative goodwill and gross profit by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment						
Cost of revenues	(3,566,070)	(61.4)%	(1,544,545)	(75.0)%	(1,324,207)	(87.3)%
Raw materials	*(2,469,218)*		*(919,812)*		*(728,166)*	
Transportation	*(331,955)*		*(24,148)*		—	
Staff costs	*(325,087)*		*(186,869)*		*(199,787)*	
Depreciation	*(144,922)*		*(126,566)*		*(150,224)*	
Energy	*(272,810)*		*(165,791)*		*(139,316)*	
Other(1)	*(22,038)*		*(121,359)*		*(106,714)*	
Amortisation of negative goodwill	18,305	0.3%	18,590	0.9%	15,259	1.0%
Gross profit	2,261,276	38.9%	534,134	25.9%	207,271	13.7%
Mining segment						
Cost of revenues	(212,663)	(62.4)%	(84,134)	(85.4)%	(17,088)	(80.7)%
Raw materials	*(69,915)*		*(33,129)*		*(7,316)*	
Staff costs	*(48,724)*		*(11,411)*		*(7,589)*	
Depreciation	*(16,805)*		*(2,994)*		*(1,325)*	
Other(2)	*(77,219)*		*(36,600)*		*(859)*	
Amortisation of negative goodwill	2,446	0.7%	2,446	2.5%	1,458	6.9%
Gross profit	130,604	38.3%	16,788	17.0%	5,544	26.2%
Other operations						
Cost of revenues	(279,998)	(81.2)%	(66,956)	(68.7)%	(12,353)	(84.2)%
Amortisation of negative goodwill	1,541	0.4%	1,276	1.3%	—	0%
Gross profit	66,381	19.2%	31,749	32.6%	2,317	15.8%
Unallocated						
Amortisation of negative goodwill	—		—		(568)	
Gross profit	—		—		(568)	
Eliminations—cost of revenues	*545,744*		*112,220*		*19,268*	
Eliminations—gross profit	*(24,308)*		*(11,135)*		*(1,068)*	
Consolidated cost of revenues	(3,512,987)		(1,583,415)		(1,334,281)	
Consolidated amortisation of negative goodwill	22,292		22,312		16,149	
Consolidated gross profit	2,433,953		571,536		213,595	

Notes:

(1) Includes repairs and maintenance and auxiliary materials such as ferroalloys and refractory products.

(2) Includes energy, auxiliary materials and repairs and maintenance.

Steel segment

Steel segment cost of revenues increased by 16.6% in 2003 to U.S.$1,544.5 million and by 130.9% in 2004 to U.S.$3,566.1 million. Cost of revenues was 61.4%, 75.0% and 87.3% of steel segment revenues for 2004, 2003 and 2002, respectively.

Steel segment cost of revenues was significantly influenced by the start-up of NKMK. The cost of revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to U.S.$738.3 million (20.9% of steel segment cost of revenues) and U.S.$138.0 million (8.9% of steel segment cost of revenues), respectively.

The primary factors affecting the growth of steel segment cost of revenues were:

- Raw materials costs increased by 26.3% in 2003 and by 168.4% in 2004. The increases were primarily due to price increases for coking coal and iron ore, and volume increases resulting mainly from the start-up of NKMK. On a consolidated basis, the impact of price increases for iron ore was mitigated to an increasing extent by purchases of these products from Evraz's mining segment, as discussed above.
- Transportation costs in 2003 and 2004 result from the transfer of trading activities to Ferrotrade Limited (which commenced operations in October 2003). These costs relate to railway tariffs for the transport of Evraz's steel products from the mills to the relevant ports, and prior to the transfer of trading activities to Ferrotrade Limited, such costs had been incurred by Ferrotrade & Co., a related party.
- Depreciation costs remained generally flat despite the start-up of NKMK, due to the relatively low prices paid by NKMK for the assets it acquired and to the fact that significant capital expenditures were either still in progress or completed only late in 2004, resulting in the postponement of depreciation expense into subsequent periods.
- Energy costs increased by 19.0% in 2003 and by 64.6% in 2004 mainly due to the start-up of operations at NKMK and increases in electricity and natural gas tariffs.
- Staff costs decreased by 6.5% in 2003 and increased by 74.0% in 2004. The decrease in 2003 resulted from the allocation of costs attributable to an increase in inventories at Ferrotrade Limited. Wages and salaries increased in 2004 in line with inflation, and the acquisition of NKMK contributed further to staff costs.
- Other costs increased by 13.7% in 2003 and decreased by 81.8% in 2004. The decrease in 2004 resulted from the transfer of activities to Ferrotrade Limited.

Gross profit was 38.9%, 25.9% and 13.7% of steel segment revenues in 2004, 2003 and 2002, respectively. Gross profit significantly improved over the period primarily due to greater increases in average sales prices than in production costs as well as the effect of acquisitions and start-ups. The improvement in margins was also due to increased operating efficiency resulting from Evraz's modernisation programme.

Mining segment

Mining segment cost of revenues increased by 392.4% in 2003 to U.S.$84.1 million and by 152.8% in 2004 to U.S.$212.7 million. Raw materials costs increased by 352.8% in 2003 and by 111.0% in 2004, and staff costs increased by 50.4% in 2003 and by 327.0% in 2004. Depreciation increased by 126.0% in 2003 and by 461.3% in 2004. Cost of revenues was 62.4%, 85.4% and 80.7% of mining segment revenues for 2004, 2003 and 2002, respectively.

Mining segment cost of revenues was significantly influenced by the acquisitions of VGOK and KGOK:

- VGOK's cost of revenues in 2004, 2003 and 2002 (subsequent to its acquisition in October of that year) amounted to U.S.$73.6 million, U.S.$41.3 million and U.S.$7.8 million, respectively. Price increases for purchased iron ore processed into sinter at VGOK as well as an increase of approximately 20% in the production of sinter in 2004 contributed to the growth of VGOK's cost of revenues in 2004. Purchased iron ore accounted for approximately 25%, 23% and 14% of the total volume of iron ore used by VGOK in producing sinter in 2004, 2003 and 2002, respectively.
- KGOK's cost of revenues amounted to U.S.$110.3 million following its acquisition in May 2004. Energy costs included in this amount accounted for most of the increase in other costs of revenues.

Gross profit was 38.3%, 17.0% and 26.2% of mining segment revenues in 2004, 2003 and 2002, respectively. Gross profit significantly improved in 2004, mainly because prices for iron ore increased faster than inflation. Improvements in working practices, modernisation programmes and increased integration into Evraz's operations also contributed to enhanced margins.

Other operations

Other operations cost of revenues increased by 442.0% in 2003 to U.S.$67.0 million and by 318.2% in 2004 to U.S.$280.0 million. Cost of revenues was 81.2%, 68.7% and 84.2% of other operations revenues for 2004, 2003 and 2002, respectively.

Other operations cost of revenues was significantly affected by the acquisitions of Nakhodka Sea Port, and MEF and the start of operations at Evraztrans. The major components of cost of revenues of Nakhodka Sea Port are staff costs and maintenance costs. The major component of Evraztrans' cost of revenues is rent of railway cars. The major component of MEF's cost of revenues is purchases of electricity from power generating companies.

Evraz Holding's cost of revenues amounted to U.S.$12.4 million in 2002, nil in 2003 and U.S.$6.4 million in 2004. All of Evraz Holding's costs that were classified as cost of revenues in 2002 were reclassified as general and administrative expenses in 2003 and most of such costs (76.6%) were so reclassified in 2004. The costs reclassified in this way were those attributable to intersegment sales. Staff costs account for most of Evraz Holding's costs.

Selling and distribution costs

Selling and distribution costs decreased by 23.4% in 2003 to U.S.$41.8 million and increased by 424.8% in 2004 to U.S.$219.1 million. As a percentage of consolidated revenues, selling and distribution costs amounted to 3.7%, 2.0% and 3.6% in 2004, 2003 and 2002, respectively. Selling and distribution costs consisted to a large extent of transportation expenses related to Evraz's selling activities.

The following table presents selling and distribution costs by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
Selling and distribution costs by segment	Amount	Percentage of segment revenues	amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentage)					
Steel segment	(205,542)	(3.5)%	(37,144)	(1.8)%	(54,276)	(3.6)%
Transportation costs	(127,803)		(16,038)		(1)	
Staff costs	(17,922)		(9,264)		(1)	
Other(2)	(59,817)		(11,812)		(1)	
Mining segment	(9,225)	(2.7)%	(3,020)	(3.1)%	(1,220)	(5.8)%
Transportation costs	(1,451)		(1,790)		(1)	
Staff costs	(111)		(12)		(1)	
Bad debt provision	(4,962)		(888)		(1)	
Other	(2,701)		(331)		(1)	
Other operations	(4,382)	(1.3)%	(1,874)	(1.9)%	0	0.0%
Eliminations	—		247		1,068	
Total	(219,149)		(41,761)		(54,527)	

Notes:

(1) Information not available.

(2) Includes auxiliary materials such as packaging, customs duties, and bad debt provision (relating mainly to NTMK).

Steel segment

Selling and distribution costs amounted to 3.5%, 1.8%, and 3.6% of steel segment revenues in 2004, 2003 and 2002, respectively. The main drivers of change in absolute terms were:

- the start up in the fourth quarter of 2003 of Ferrotrade Limited's export operations, which incur freight costs and port charges (these costs were previously incurred by Ferrotrade & Co., a related party);

- the development of the distribution network of Evraz across Russia during 2003 and 2004;
- an increase in bad debt provisions from a benefit of U.S.$3.7 million in 2003 to a provision of U.S.$13.1 million in 2004. The bad debt provision in 2004 related principally to obligations of Tagil Energo, which purchases heat energy from NTMK; and
- abolition of road users tax effective 1 January 2003, which is largely responsible for the decline in selling and distribution costs from 2002 to 2003.

Mining segment

Selling and distribution costs comprised 2.7%, 3.1%, and 5.8% of mining segment revenues in 2004, 2003 and 2002, respectively. In 2003, transportation costs accounted for most of the increase in absolute terms. In 2004, most of the increase was attributable to bad debt provisions in respect of VGOK. The majority of this amount was owed by GBRU, a related party of Evraz.

Other operations

Selling and distribution costs amounted to 1.3%, 1.9%, and 0.0% of other operations revenues in 2004, 2003 and 2002, respectively. MEF and Nakhodka Sea Port together contributed most of the selling and distribution costs of other operations in 2003, and in 2004 most of these costs were attributable to MEF.

General and administrative expenses

General and administrative expenses increased by 49.1% in 2003 to U.S.$163.4 million and by 98.9% in 2004 to U.S.$324.9 million. As a percentage of consolidated revenues, general and administrative expenses amounted to 5.5%, 7.7% and 7.2% in 2004, 2003 and 2002, respectively.

The following table presents general and administrative expenses by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
General and administrative expenses by segment	**Amount**	**Percentage of segment revenues**	**Amount**	**Percentage of segment revenues**	**Amount**	**Percentage of segment revenues**
	(thousands of U.S. dollars, except percentages)					
Steel segment	(260,196)	(4.5)%	(132,381)	(6.4)%	(104,446)	(6.9)%
Staff costs	*(90,913)*		*(39,263)*		*(29,666)*	
Taxes, other than on income	*(38,938)*		*(35,454)*		*(26,511)*	
Management fees	*(18,467)*		*(3,665)*		*(700)*	
Other[1]	*(111,887)*		*(53,989)*		*(47,569)*	
Mining segment	(26,798)	(7.9)%	(8,423)	(8.6)%	(3,605)	(17.0)%
Staff costs	*(8,046)*		*(2,886)*		*(1,144)*	
Taxes, other than on income	*(5,659)*		*(1,335)*		*(853)*	
Other[2]	*(13,092)*		*(4,202)*		*(1,608)*	
Other operations	(52,591)	(15.3)%	(29,880)	(30.7)%	(808)	(5.5)%
Unallocated[3]	(9,587)		(3,583)		(705)	
Eliminations	24,308		10,888		—	
Total	(324,863)		(163,369)		(109,564)	

Notes:

(1) Includes depreciation, insurance, and bank and other service costs.

(2) Includes rent, insurance, and bank and other service costs.

(3) Relates mainly to accounting and consulting fees.

Steel segment

General and administrative expenses amounted to 4.5%, 6.4%, and 6.9% of steel segment revenues in 2004, 2003 and 2002, respectively. General and administrative expenses were affected by the following:

- Staff costs increased by 32.4% in 2003 to U.S.$39.3 million and by 131.5% in 2004 to U.S.$90.9 million due to increases in wages and salaries in line with inflation, bonuses paid to certain managers and the start-up of NKMK.
- Taxes, other than on income, including property, land and local taxes, increased by 33.7% in 2003 to U.S.$35.5 million and by 9.8% in 2004 to U.S.$38.9 million. A significant part of the increase in 2004 was attributable to the start-up of NKMK.
- Management fees to Evraz Holding were U.S.$18.5 million, U.S.$3.7 million and U.S.$0.7 million in 2004, 2003 and 2002, respectively. The increase in these fees in 2004 and 2003 is attributable to increased activities at Evraz Holding, the start-up of operations at NKMK and increased fees charged by Evraz Holding to offset its expenses.

Overall, NKMK contributed U.S.$43.8 million and U.S.$6.3 million to general and administrative expenses in 2004 and the fourth quarter of 2003, respectively.

Mining segment

General and administrative expenses amounted to 7.9%, 8.6%, and 17.0% of mining segment revenues in 2004, 2003 and 2002, respectively. The increase in general and administrative expenses in absolute terms resulted primarily from the acquisitions of VGOK in October 2002 and KGOK in May 2004. Staff costs increased by 152.3% in 2003 to U.S.$2.9 million and by 178.8% in 2004 to U.S.$8.0 million. Taxes, other than on income increased by 56.5% in 2003 to U.S.$1.3 million and by 323.9% in 2004 to U.S.$5.7 million.

Other costs increased by 161.3% in 2003 to U.S.$4.2 million and by 211.6% in 2004 to U.S.$13.1 million, resulting primarily from the acquisitions of VGOK and KGOK.

Other operations

General and administrative expenses amounted to 15.3%, 30.7%, and 5.5% of other operations segment revenues in 2004, 2003 and 2002, respectively. Evraz Holding accounted for U.S.$40.9 million (77.8%) and U.S.$23.2 million (77.6%) of other operations general and administrative expenses in 2004 and 2003, respectively, while substantially all its expenses in 2002 (U.S.$12.4 million) were reported under cost of revenues. Amounts classified as general and administrative costs in 2003 and 2004 are attributable to Evraz Holding's intersegment sales. Most of Evraz Holding's general and administrative costs relate to the wages and salaries of its employees, including Evraz's senior management.

Other operating income and expenses

Other operating expenses, net of other operating income, increased by U.S.$31.5 million, from income of U.S.$3.0 million in 2003 to an expense of U.S.$28.6 million and increased by 107.5% in 2004 to an expense of U.S.$59.3 million. Other operating expenses (net) amounted to 1.0%, 1.3% and (0.2%) of consolidated revenues in 2004, 2003 and 2002, respectively. Other operating income and expenses consist primarily of social and social infrastructure expenses, gain (loss) on disposal of property, plant and equipment, impairment of assets and foreign exchange gain (loss). Social and social infrastructure expenses, in part a legacy of the Soviet period, include such items as maintenance of medical centres, holiday apartments, employee holiday allowances, sponsorship of sports teams and events, charitable donations and cash assistance to retired and former employees and veterans.

The following table presents other operating income and expenses by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

Other operating income and expenses by segment	2004 Amount	2004 % of segment revenues	2003 Amount	2003 % of segment revenues	2002 Amount	2002 % of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment						
Social & social infrastructure maintenance expenses	(38,289)	(0.7)%	(24,222)	1.2%	(28,129)	1.9%
Loss on disposal of property, plant and equipment	(10,383)	(0.2)%	(15,683)	(0.8)%	(14,826)	1.0%
Impairment of assets	(5,431)	(0.1)%	(5,068)	(0.2)%	(1,493)	(0.1)%
Foreign exchange gain (loss)	796	0.0%	7,188	0.3%	(14,477)	(1.0)%
Gain on net monetary position	—	—	—	—	62,232	4.1%
Other income, net	51	0.0%	8,397	0.4%	644	0.0%
Total	**(53,256)**	**(0.9)%**	**(29,388)**	**(1.4)%**	**3,951**	**0.3%**
Mining segment						
Social & social infrastructure maintenance expenses	(4,804)	(1.4)%	(1,185)	(1.2)%	(445)	(2.1)%
Gain (loss) on disposal of property, plant and equipment	(3,285)	(1.0)%	231	0.2%	(253)	(1.2)%
Impairment of assets	5,356	1.6%	—	—	—	—
Foreign exchange gain (loss)	511	0.1%	(16)	(0.0)%	(51)	(0.2)%
Gain on net monetary position	—	—	—	—	43	0.2%
Other income (expense), net	(6,497)	(1.9)%	2,490	2.5%	(1,124)	(5.3)%
Total	**(8,720)**	**(2.9)%**	**1,520**	**1.5%**	**(1,830)**	**(8.6)%**
Other operations						
Social & social infrastructure maintenance expenses	(1,363)	(0.4)%	(568)	(0.6)%	—	—
Gain (loss) on disposal of property, plant and equipment	2,767	0.8%	5	0.0%	—	—
Impairment of assets	(1,291)	(0.4)%	(431)	(0.4)%	(426)	(2.9)%
Foreign exchange gain (loss)	(643)	(0.2)%	(293)	(0.3)%	(288)	(2.0)%
Gain on net monetary position	—	—	—	—	406	2.8%
Other income (expense), net	(2,510)	(0.7)%	(630)	(0.6)%	2,210	5.6%
Total	**(3,040)**	**(0.9)%**	**(1,917)**	**(2.0)%**	**1,902**	**6.4%**
Unallocated						
Foreign exchange gains (loss), net	2,357		1,031		(168)	
Other operating income (expense)	3,394		189		(891)	
Total	**5,751**		**1,220**		**(1,059)**	
Total other operating income and expenses, net	**(59,263)**	**(1.0)%**	**(28,565)**	**(1.3)%**	**2,964**	**0.2%**

In the steel segment, the increase in social and social infrastructure expenses is primarily attributable to the start-up of operations at Ferrotrade Limited and NKMK in 2003, as well as increased expenditure at NTMK. Social and social infrastructure maintenance expenses at Ferrotrade Limited consist of payments to the Ekaterinburg Governor's Fund and charities in Primorsky Krai (the region in which Nakhodka Sea Port is located). The increase in social and social infrastructure maintenance expenses for the mining segment resulted primarily from the acquisition of KGOK in May 2004.

Profit from operations

Profit from operations increased by 543.9% in 2003 to U.S.$337.8 million and by 441.9% in 2004 to U.S.$1,830.7 million. Profit from operations as a percentage of consolidated revenues increased from 3.4% in 2002 to 15.8% in 2003 and to 30.9% in 2004, mainly as a result of improved gross margins.

The following table presents profit from operations by segment for 2004, 2003, and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
Profit from operations by segment	Amount	percentage of segment revenues	Amount	percentage of segment revenues	Amount	percentage of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment	1,742,283	30.0%	335,261	16.3%	52,500	3.5%
Mining segment	85,862	25.2%	6,865	7.0%	(1,111)	(5.2)%
Other operations	6,368	1.9%	(1,922)	(2.0)%	3,411	23.3%
Unallocated	(3,835)	—	(2,363)	—	(2,332)	—
Total	**1,830,678**		**337,841**		**52,468**	

Steel segment

Steel segment profit from operations increased by 538.6% in 2003 to U.S.$335.3 million and by 419.7% in 2004 to U.S.$1,742.3 million. Profit from operations as a percentage of steel segment revenues increased from 3.5% in 2002 to 16.3% in 2003, and to 30.0% in 2004.

Mining segment

Mining segment profit from operations increased from a loss of U.S.$1.1 million in 2002 to a profit of U.S.$6.9 million in 2003 and to a profit of U.S.$85.9 million in 2004. Profit from operations as a percentage of mining segment revenues increased from (5.2%) in 2002 to 7.0% in 2003 and to 25.2% in 2004.

Other operations

Other operations segment profit from operations decreased from U.S.$3.4 million in 2002 to a net loss of U.S.$1.9 million in 2003, and increased to a profit of U.S.$6.4 million in 2004. Profit from operations as a percentage of other operations segment revenues decreased from 23.3% in 2002 to (2.0%) in 2003, and increased to 1.9% in 2004. Loss from operations in 2003 related to losses at Nakhodka Sea Port.

Non-operating income and expense

Non-operating income and expense consists of interest income, interest expense, gain/loss on sale of investments, gain/loss on transactions with related parties, gain/loss on extinguishment of debts, write-off of negative goodwill on new acquisitions and income/loss from associates. The table below presents these items for 2004, 2003 and 2002, including as a percentage of consolidated revenues.

	Year ended 31 December					
	2004		2003		2002	
	Amount	percentage of revenues	Amount	percentage of revenues	Amount	percentage of revenues
	(thousands of U.S. dollars, except percentages)					
Interest income	9,639	0.2%	9,245	0.4%	1,712	0.1%
Interest expense	(103,795)	(1.8)%	(55,219)	(2.6)%	(57,356)	(3.7)%
Share of profits (losses) of associates and joint ventures	42,658	0.7%	(121)	0.0%	(663)	0.0%
Loss on extinguishment of debts	(139,362)	(2.4)%	12,065	0.6%	16,302	1.1%
Net trading gain from a related party	—	—	24,433	1.1%	—	—
Gain on financial assets	57,189	1.0%	—	—	—	—
Loss on sale of minority interest	(34,885)	(0.6)%	—	—	—	—
Other non-operating gain	1,965	0.0%	2,751	0.1%	—	—
Total	**(166,591)**	**(2.8)%**	**(6,846)**	**(0.3)%**	**(40,005)**	**(2.6)%**

Interest income increased by 440% in 2003 to U.S.$9.2 million and by 4.3% in 2004 to U.S.$9.6 million. The significant increase in 2003 resulted from loans made to related parties in that year. See "Related Party Transactions".

Interest expense decreased by 3.7% in 2003 to U.S.$55.2 million and increased by 88% in 2004 to U.S.$103.8 million. The issuance of Eurobonds in 2003 (see "—Liquidity and Capital Resources—Capital Resources"), as well as bank borrowings related to capital expenditures, resulted in the increase in interest expense in 2004. The impact of the increase in borrowings was offset by a decline in average interest rates for most categories of borrowings. See Note 19 to the Consolidated Financial Statements.

Net trading gain from a related party amounted to U.S.$24.4 million in 2003 and arose mainly from trading gains associated with repurchases of steel and steel products by Ferrotrade & Co., a related party, from Ferrotrade Limited. Prior to 31 December 2003, in order to fulfil remaining sales commitments subsequent to the transfer of trading activities to Ferrotrade Limited, Ferrotrade & Co. repurchased 521,560 tonnes of steel products from Ferrotrade Limited at higher prices than it received on the initial sale. Under IFRS, Evraz does not include repurchase transactions in revenue and cost of revenue, and only presents net gain or loss.

Gain on financial assets represents gain on re-measurement of 19.145% of shares in Raspadkaya to fair value, which was realised when these shares were contributed into Corber Enterprises, the joint venture through which Evraz holds its interest in Raspadskaya.

Loss on extinguishment of debts in 2004 amounted to U.S.$139.4 million and included the following:

- a U.S.$127.5 million loss due to the early settlement in 2004 by Evraz of debts of NTMK and ZapSib that had been rescheduled under settlement agreements entered into in connection with the resolution of the bankruptcies of those companies; a gain had arisen in prior periods in respect of these debts as a result of the discounting to present value when they were rescheduled under the settlement agreements;
- an U.S.$8.7 million loss due to a reversal of the gain that had arisen in a prior period when Evraz obtained a long term loan from a related party with a below-market interest rate; the reversal was due to the early settlement of these liabilities in 2004; and
- a U.S.$3.2 million loss resulting from the extinguishment of other debts.

Share of profits (losses) from associates and joint ventures in 2002 and 2003 arose mainly from losses at Nakhodka Sea Port prior to its acquisition, when it was consolidated under the equity method. In addition, loss from associates in 2002 includes VGOK's losses prior to its acquisition in October 2002, in the period during which VGOK was consolidated under the equity method. Income from associates and a joint venture in 2004 mainly relates to income attributable to Evraz's interest in Raspadskaya.

Income tax expense

Income tax expense increased by 573% in 2003 to U.S.$75.1 million and by 454% in 2004 to U.S.$415.8 million. Evraz's effective tax rate, which is defined as income tax expense as a percentage of profit before tax, decreased from 89.5% in 2002 to 22.7% in 2003, and increased to 25.0% in 2004. The high effective tax rate in 2002 resulted mainly from net losses at ZapSib, which could not be offset against profits of other subsidiaries. The increase in the effective tax rate from 2003 to 2004 reflects an increase in the effect of non-deductible expenses and other permanent differences and in deferred income tax provided for undistributed earnings of subsidiaries.

Current income tax charge amounted to U.S.$438.8 million, U.S.$110.8 million and U.S.$20.8 million in 2004, 2003 and 2002, respectively. Deferred income tax benefits related to the origination and reversal of temporary differences amounted to U.S.$22.9 million, U.S.$35.7 million and U.S.$9.7 million in 2004, 2003 and 2002, respectively.

Net profit attributable to equity holders of the parent entity

As a result of the factors set forth above, Evraz's net profit atttributable to equity holders of the parent entity increased from U.S.$5.9 million in 2002 to U.S.$207.9 million in 2003 and to U.S.$1,083.8 million in 2004.

Net profit attributable to minority interests

Net profit attributable to minority interests was U.S.$(4.6) million in 2002, U.S.$48.0 million in 2003 and U.S.$164.4 million in 2004. Net profit attributable to minority interests consists mainly of the share of minority shareholders in the profits of NTMK and ZapSib. The increased net profit attributable to minority interests from 2002 through 2004 resulted from the growing net profit of the subsidiaries. Evraz's strategy is to reduce the share of minorities in its subsidiaries.

Certain of Evraz's subsidiaries are consolidated on the basis of options held by Evraz in respect of controlling interests in such entities, in accordance with relevant accounting interpretations. As Evraz has no effective ownership interest in these entities, minority interest attributable to these entities is equal to 100% in Evraz's balance sheet and income statement, except to the extent of any losses. Net profit attributable to the minority interests in such entities for the year ended 31 December 2004 amounted to U.S.$353,000. MEF (which has been wholly-owned by Mastercroft since 29 December 2004) contributed a U.S.$8.1 million net profit, offset by net losses of U.S.$3.8 million at EvrazSecurities S.A., the Company's special purpose entity for the issuance of eurobonds, U.S.$2.0 million at Evraz Holding, and U.S.$1.9 million at Deltorg, which leased production equipment to certain subsidiaries of the Company. See Note 1 to the Consolidated Financial Statements for a discussion of these entities.

The following table presents Evraz's effective ownership interests in its major subsidiaries as of 31 December 2004, 2003 and 2002, and after giving effect to the acquisition of the 4.17% minority interest in Mastercroft and the acquisition of an additional 0.48% of the shares in ZapSib:

Subsidiary	Subsequent to the elimination of the minority interest in Mastercroft	As of 31 December			Business activity	Location
		2004	2003	2002		
		%				
Mastercroft	100.00	95.83	100.00	100.00	Holding Company	Cyprus
NTMK	80.44	77.09	74.35	61.10	Steel production	Russia
ZapSib	95.07	90.65	93.36	77.39	Steel production	Russia
NKMK	94.00	89.97	90.09	—	Steel production	Russia
KGOK	84.38	80.68	—	—	Iron ore mining and processing	Russia
VGOK	82.03	78.50	80.32	80.00	Iron ore mining and processing	Russia
Neryungri Ugol	100.00	95.83	—	—	Coal mining	Russia
Ferrotrade Limited	100.00	95.83	100.00	—	Trading	Gibraltar
Trade House EvrazHolding	100.00	95.83	98.00	98.00	Trading	Russia
Trade House EvrazResource	100.00	95.83	—	—	Trading	Russia
Nakhodka Sea Port	85.91	82.21	84.12	30.01	Seaport services	Russia
Evraztrans	76.00	72.83	100.00	—	Freight-forwarding	Russia
Metallenergofinance	100.00	95.83	—	—	Utilities supply	Russia

Evraz made payment of U.S.$124 million for the acquisition of the 4.17% minority interest in Mastercroft on 1 June 2005, and subject to the completion of corporate formalities, the Mastercroft shares are expected to be transferred to Evraz on 2 June 2005. See "—Reorganisation and Formation of the Company". On completion of this acquisition, Evraz's effective ownership interest in its other subsidiaries will increase, as they are all held through Mastercroft. On 17 May 2005, Evraz agreed to acquire a further 10.7% of the shares in NTMK from an unrelated minority shareholder of NTMK. See "—Summary of Acquisitions".

Liquidity and Capital Resources

Capital requirements

In addition to meeting its working capital requirements, Evraz expects that repayments of outstanding debt, capital expenditures and acquisitions will represent its most significant uses of funds for the next several years. The amount and timing of Evraz's obligations in respect of outstanding debt is described under "—Contractual obligations and commercial commitments".

Evraz's capital expenditure programme aims at the reconstruction and modernisation of its existing production facilities to reduce costs, improve process flows and expand the product range. Evraz also plans to make capital expenditures to increase the share of higher margin products it produces and sells.

Evraz has a long-term capital expenditure programme that extends through 2010. In 2005, Evraz intends to make capital expenditures of U.S.$592 million, including U.S.$411 million in respect of its steel segment and U.S.$181 million in respect of its mining segment. Evraz currently plans additional capital expenditure of approximately U.S.$830 million from 2006 through 2010, including U.S.$550 million for its steel segment and U.S.$280 million for its mining segment. See "Description of Business—Steel Business—Production facilities" and "Description of Business—Mining Business—Production Facilities" for a discussion of Evraz's principal capital expenditure projects. Evraz's capital expenditure plans are subject to change depending, among other things, on the evolution of market conditions and the cost and availability of funds.

Capital resources

Historically, Evraz has relied on cash provided by operations and short-term debt to finance its working capital and capital requirements, and management expects that these will continue to be important sources of cash in the future. At the same time, Evraz intends increasingly to substitute short-term debt for longer-term debt in order better to match its capital resources to its planned expenditure. Evraz does not currently make use of off-balance sheet financing arrangements.

Evraz intends to finance its capital investment programme with a mix of cash flows from operations and financing activities. Evraz seeks long-term financing (with tenures of five to seven years) both domestically and internationally, from banks and in the capital markets, as well as short-term working capital loans that may be secured by pledges over plant and equipment. Purchases of equipment from major European producers have been, and are expected in the future to be, backed by European export credit agencies, such as Hermes (Germany), OeKB (Austria), KUKE (Poland), SACE (Italy), ODL (Luxembourg), EximBanka SR (Slovakia) and Finnvera (Finland).

Net cash provided by operating activities was U.S.$957.2 million, U.S.$42.8 million and U.S.$118.3 million in the years ended 31 December 2004, 2003 and 2002, respectively.

The increase in net cash provided by operating activities in 2004 compared to 2003 was primarily due to an increase in operating margins and acquisitions. The increase in operating margins, in turn, was due mainly to substantial growth in prices for steel products in the international and domestic markets. This increase was partially offset by increases in cash used for working capital, including an increase of input VAT from U.S.$116.0 million in 2003 to U.S.$310.4 million in 2004. Other significant non-cash and working capital adjustments in 2004 compared to 2003 included contributions to cash from loss on extinguishment of debt, interest expense and uses of cash for trade and other receivables and in receivables from/payables to related parties. The principal reason for the decrease in net cash provided by operating activities in 2003 compared to 2002, notwithstanding an increase in operating margins and several acquisitions, was a substantial increase in cash used in working capital, in particular to build inventories. The increase in inventories resulted from increased prices for raw materials. In addition, Evraz increased the level of inventories in anticipation of further increases in the prices of raw materials and steel products. Inventories represented a significantly smaller use of cash in 2004 than in 2003. Cash provided by operating activities before working capital adjustments increased from U.S.$151.0 million in 2002 to U.S.$360.9 million in 2003 and to U.S.$1,583.8 million in 2004.

Net cash used in investing activities was U.S.$792.4 million, U.S.$356.2 million and U.S.$117.1 million in the years ended 31 December 2004, 2003 and 2002, respectively. Substantially all the cash used in investing activities related to purchases of property, plant and equipment, purchases of shares in subsidiaries, and purchase of interest in a joint venture.

Net cash (used in) from financing activities was U.S.$(73.4) million, U.S.$459.9 million and U.S.$5.8 million in the years ended 31 December 2004, 2003 and 2002, respectively. In 2003 and 2004, Evraz issued U.S. dollar-denominated notes, the proceeds of which were used to finance capital expenditures and repay short-term borrowings, as follows:

- In September and December 2003, EvrazSecurities S.A. issued notes in the aggregate principal amount of U.S.$175 million. The notes bear interest of 8.875% per annum payable semi-annually and mature on 25 September 2006. Mastercroft, together with NTMK, ZapSib, Ferrotrade Limited and NKMK jointly and severally guaranteed all amounts in respect of the

notes. The notes contain covenants that impose restrictions on Mastercroft and its subsidiaries in respect of certain transactions and financial ratios. These covenants included a limitation on the payment of dividends by Mastercroft to 50% of the aggregate consolidated net profit of Mastercroft from 1 January 2003, plus proceeds from the sale of its capital stock after 1 January 2003. Evraz convened a meeting of noteholders on 31 May 2005 that approved amendments to the trust deed in respect of these notes that altered the covenants on these notes to match those on the notes issued in 2004, as described below, including the removal of the restriction on dividend payments by Mastercroft.

- In August and September 2004, EvrazSecurities S.A. issued notes in the aggregate principal amount of U.S.$300 million. The notes bear interest of 10.875% per annum payable semi-annually and mature on 3 August 2009. Mastercroft, Ferrotrade Limited, ZapSib, NTMK and NKMK jointly and severally guaranteed all amounts in respect of the notes, except that the liability of ZapSib and NTMK is subject in each case to a limit of U.S.$300 million. The covenants in these notes are generally less restrictive than those in the notes issued in 2003, and generally permit the payment of dividends by Mastercroft provided that it maintains a specified minimum consolidated net equity.

In 2003 and 2004 the most significant syndicated loan facilities Evraz obtained from international banks to finance its capital requirements included:

- On 18 December 2003, NTMK and ZapSib each entered into U.S.$50 million loan agreements with a syndicate of banks (Société Générale, Commerzbank (Eurasija), Moscow Narodny Bank, BNP Paribas, Ost-West Handelsbank AG, GarantiBank International N.V., Natexis Banques Populaires). The loans were promptly drawn down and are to be repaid in twenty-five equal monthly installments from 18 December 2004 to 18 December 2006. The proceeds of the loans are being used to finance working capital needs and investments in connection with the production and export of steel. The loans bear interest at an annual rate of LIBOR plus a margin of 3.7% per annum which may be increased by a maximum of 0.8% per annum if there is a deterioration in the company rating of Mastercroft published by Moody's Investors Service.
- In December 2004, Evraz received a U.S.$150 million syndicated loan from a group of international banks. The loan was divided into two parts: a U.S.$50 million six-year tranche ("Tranche A") and a U.S.$100 million five-year tranche ("Tranche B"). The borrowers have the option to request an extension of the Tranche B repayment period to match Tranche A's repayment profile. The loan is structured as three separate facilities in favour of NTMK ($60 million), ZapSib ($60 million) and NKMK ($30 million). Tranche A was drawn in December 2004 and Tranche B in January 2005. In April 2005, Evraz entered into an agreement to increase the amount of this loan by U.S.$50 million, structured as additional borrowings of U.S.$20 million by NTMK, U.S.$20 million by ZapSib and U.S.$10 million by NKMK. Of the additional borrowings, U.S.$28.3 million has the same maturity as Tranche A and bears interest at LIBOR plus a margin of 3.25% per annum, and U.S.$21.7 million has the same maturity as Tranche B and bears interest at LIBOR plus a margin of 2.75% per annum.

Other financing facilities historically used by Evraz include loans from Russian and international banks, trade financing facilities, and vendor financing for equipment deliveries. All decisions about financing are to be made by the Company, even though the ultimate borrowers will usually be operating subsidiaries.

Liquidity

Evraz has sufficient liquidity to support its current operations and meet its current debt obligations. As the table below illustrates, Evraz had estimated liquidity, defined as cash and cash equivalents and amounts available under unrestricted credit facilities, of approximately U.S.$561 million as of 31 December 2004. In the unlikely event that Evraz were not able to refinance any of the debt falling due in 2005, this liquidity position would be sufficient to make all debt principal repayments for this year.

Estimated Liquidity	As of 31 December 2004
	(millions of U.S. dollars)
Cash and cash equivalents[(1)]	291
Amount available under credit facilities[(2)]	270
Total estimated liquidity	561

Notes:

(1) Since 31 December 2004, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business. On 13 January 2005 Mastercroft declared and subsequently paid a dividend of U.S.$131 million to holders of shares in Mastercroft prior to the formation of the Company, and Evraz made payment of U.S.$124 million for a 4.17% interest in Mastercroft, and subject to the completion of corporate formalities, the Mastercroft shares are expected to be transferred to Evraz on 2 June 2005. In addition, on 17 May 2005, Evraz agreed to acquire a 10.7% interest in NTMK from an unaffiliated minority shareholder for U.S.$215 million. The Company also intends to pay an interim dividend of U.S.$200 million for the first six months of 2005 to its shareholders of record as of 31 May 2005.

(2) Total amounts available under borrowing facilities amounted to approximately U.S.$367.7 million as of 31 December 2004. Amounts in excess of the total stated in this table consisted of facilities tied to specific capital expenditures or specific other uses.

In December 2004, NTMK and ZapSib repaid most of the remaining portion of debt due to third parties in respect of settlement agreements entered into in prior periods in connection with the bankruptcies of those entities, and KGOK made a similar repayment in April 2005. Management believes that the early retirement of this debt will improve Evraz's ability to attract external financing.

Evraz's overall liquidity improved substantially over the past two years. Evraz's current ratio, defined as current assets divided by current liabilities, increased from 0.64 as of 31 December 2002 to 1.93 as of 31 December 2004. Evraz's corporate treasury monitors the financial needs of Evraz's various subsidiaries. The treasury has a variety of instruments at its disposal to ensure that each subsidiary has sufficient liquidity to meet its obligations and capital requirements.

Contractual obligations and commercial commitments

The following table sets forth the amount of Evraz's obligations in respect of loans and borrowings as of 31 December 2004 by period:

Obligations in respect of borrowings	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(thousands of U.S. dollars)				
Short-term loans and borrowings (including current portion of long-term borrowings)	524,696	524,696	—	—	—
Long-term loans and borrowings	799,762	—	290,209	467,002	42,551
Unamortised debt issue costs[(1)]	(11,669)	—	—	—	—
	1,312,789				

Note:

(1) Unamortised debt issue costs represent commissions and arrangement costs paid by the Company's subsidiaries in relation to the arrangement of long-term loans and the issuance of notes.

As of 31 December 2004, 2003 and 2002, Evraz had equipment with a carrying value of U.S.$95.8 million, U.S.$103.2 million and U.S.$431.7 million, respectively, pledged as collateral under loans to Evraz. In addition, Evraz had pledged finished goods with a carrying value of U.S.$336.3 million, U.S.$178.6 million and U.S.$30.2 million as of 31 December 2004, 2003 and 2002, respectively.

As of 31 December 2004, 2003 and 2002, Evraz had incurred liabilities in respect of post-employment benefits it provides to employees of certain of its subsidiaries pursuant to collective bargaining agreements of U.S.$48.2 million, U.S.$30.1 million and U.S.$19.9 million, respectively. These amounts represent the present value of Evraz's defined benefit obligation less the fair value of plan assets and adjusted for unrecognised actuarial gains and past service costs, discounted to present value. Of the total liability as at 31 December 2004, approximately U.S.$13.6 million related to NTMK, U.S.$19.1 million to ZapSib, U.S.$7.1 million to NKMK, U.S.$7.2 million to KGOK and U.S.$1.2 million to Nakhodka Sea Port.

Evraz also makes defined contributions to Russia's state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 34% as of 31 December 2004), based on gross salary payments. Evraz is only required to make these contributions as they come due, and it does not retain any legal or constructive obligation to pay future benefits. These contributions are expensed as incurred.

In addition, as at 31 December 2004 restructured taxes payable, such as social insurance taxes, road users taxes, other taxes and tax-related fines and penalties, amounted to U.S.$36.3 million, including a current portion of U.S.$13.0 million. The restructured taxes are payable in quarterly installments through 2011, with nominal amounts of U.S.$14.3 million and U.S.$15.1 million being payable in 2005 and 2006, respectively. The amount of restructured taxes payable as at 31 December 2004 does not include U.S.$101.5 million that will be forgiven so long as Evraz complies with the payment terms of the restructuring agreements and makes timely payments of its current tax obligations. Evraz believes that it has complied, and will continue to comply, with the payment terms of the restructuring agreements and will continue to make timely payments of its current tax liabilities. See Note 21 to the Consolidated Financial Statements.

Evraz has signed contracts for the purchase of production equipment and construction works. As of 31 December 2004, the amount remaining to be paid under these contracts was U.S.$385.7 million.

Future minimum lease payments were as follows as at 31 December 2004:

	Principal	Interest	Total
	(thousands of U.S. dollars)		
2005	4,688	2,828	7,516
2006–2009	21,319	5,879	27,198
2010	4,342	428	4,770
Total	30,349	9,135	39,484
Less: current portion	(4,688)	(2,828)	(7,516)
Total	**25,661**	**6,307**	**31,968**

Evraz is also involved in a number of social programmes aimed to support education, health care and development of social infrastructure in the towns in which its assets are located, and in 2005 plans to spend U.S.$20 million under these programmes.

Evraz also has committed to the government of Kemerovo Region that it will reduce future environmental pollution and contamination in accordance with an environmental protection program. In order to implement this obligation, Evraz has committed to spend approximately U.S.$54.0 million from 2005 to 2015 to replace old machinery and equipment, resulting in a reduction of emissions of pollutants.

Tax contingencies

The Russian government has initiated reforms of the tax system that have resulted in some improvement in the tax climate. Many tax laws and related regulations were introduced in 2003 and previous years which were not always clearly written, subject to varying interpretation and inconsistent enforcement. Instances of inconsistent opinions between local, regional and federal tax authorities are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, Evraz has accrued tax liabilities based on management's best estimates. Management estimates that the amount of potential liabilities that could arise as a result of assertions currently being made by tax authorities and that are not accrued in the accompanying financial statements could be up to approximately U.S.$25 million. The majority of these amounts relate to Russian tax liability on defaulted payments by an export customer of KGOK prior to its acquisition by Evraz. Moreover, as noted above, restructured taxes payable as at 31 December 2004 does not include U.S.$101.5 million that will be forgiven so long as Evraz complies with the payment terms of the restructuring agreement and makes timely payments of its current tax obligations. In addition, for a further discussion of tax contingencies arising out of Russia's legal, political and administrative practices, see "Risk Factors—Risks Relating to the Russian Federation—Legislative and legal Risks—Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the GDRs" for a discussion of the tax environment in Russia and "Risk Factors—Risks Relating to the Russian Federation—Legislative and Legal Risks—Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the GDRs".

Inflation

While Evraz's revenues depend substantially on international prices for metallurgical products, its costs are closely linked to domestic cost factors. Inflation was moderating in Russia during the past five years and reached 11.7% in 2004, but there are signs it may be increasing again. Over the same period, however, prices for certain important raw materials, and for transportation and energy, were growing faster than the consumer price index. Nonetheless, in 2004 the overall price trends were generally positive, with steel prices growing faster than many relevant cost factors, such as railway transportation costs, natural gas prices, electricity costs and the general consumer price index. During 2004 iron ore prices increased at a slower rate than steel prices, but coking coal prices approximately in line with steel prices.

The table below presents changes in Russia's consumer price index and rouble to U.S. dollar exchange rates from 2001 through 2004.

	2001	2002	2003	2004	2000 to 2004	Source
Consumer Price Index, December to December change in RUR[1]	18.6%	15.1%	12.0%	11.7%	71%	Fedstat
Nominal RUR/U.S.$ exchange rate, December to December change[1]	(6.6%)	(5.2%)	7.9%	6.1%	1%	CBR

Note:

(1) Represents the change from 31 December of the prior period to 31 December of the indicated period.

Seasonality

Seasonal effects have a relatively limited impact on Evraz. Nonetheless, a slowing of demand and, thus, a reduction in sales volumes (and a concomitant increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. The Russian construction market in particular experiences slowdowns in the winter months, and export markets generally slow in the first and second quarters of the year.

Quantitative and Qualitative Disclosures about Market Risk

Overview

Evraz is exposed in the ordinary course of its business to risks related to changes in exchange rates, interest rates, commodity prices and energy and transportation tariffs. Evraz does not currently enter into hedging or forward contracts with respect to any of these risks, and does not currently plan to enter into such arrangements.

Exchange and Interest Rate Risk

Evraz's presentation currency is the U.S. dollar. The measurement currency of Evraz's Russian subsidiaries is the rouble, and the measurement currency of Evraz's subsidiaries located in other countries is the U.S. dollar and the euro.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of the Russian Federation (the "CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. See "Exchange Rate Information".

Evraz's products are typically priced in rubles for Russian and CIS sales and in U.S. dollars for international sales, and Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in rubles, while other costs, such as interest expense, are incurred in rubles, U.S. dollars and euros. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The rouble appreciated in real terms against the U.S. dollar by 6.0% in 2002, 15.0% in 2003 and 13.6% in 2004, according to the CBR. However, in recent years the effect of the real appreciation of the rouble against the U.S. dollar has been more than offset by increased prices for Evraz's

steel products, both in Russia and internationally. See "—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002" and "—Inflation".

In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar have a similar effect when the income statements of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the rouble against the U.S. dollar depreciated by 7.0% in nominal terms during 2002, but appreciated by 2.2% and 6.5% in nominal terms in 2003 and 2004, respectively, according to the CBR.

The following table summarises Evraz's outstanding interest-bearing debt, including loans and other borrowings, by currency and interest rate method:

	dollar-denominated	rouble-denominated	euro-denominated	Total
	(thousands of U.S. dollars)			
Total debt, of which	*1,102,992*	*73,458*	*156,237*	*1,332,687*
Fixed-rate debt	576,106	35,759	6,354	618,219
Variable-rate debt	526,886	37,699	149,883	714,468

The following table summarizes Evraz's currency exposure and interest rates on its outstanding debt as of 31 December 2004:

	Currency	Expected maturity as of 31 December 2004						Annual interest rate
		2005	2006	2007	2008	After 2008	Total	
		(thousands of U.S. dollars)						(%)
Variable-rate debt:								
Western banks—trade finance	USD	291,169	—	—	—	—	291,169	5.0%
Credit Suisse	USD	—	1,600	1,600	1,600	7,400	12,200	5.3%
BNP Paribas	USD	35,000	—	—	—	—	35,000	4.6%
Syndicated loans (ABN AMRO Bank N.V., BNP Paribas S.A. and SG)	USD	—	1,520	7,120	7,120	14,240	30,000	7.0% - 7.2%
The Russian Bank for Development	USD	1,103	1,103	1,102	—	—	3,308	6.3% - 7.4%
Commerzbank AG	USD	10,201	4,999	2,601	2,601	9,786	30,188	3.9% - 5%
Syndicated loans (Societe Generale)	USD	62,400	62,400	—	—	—	124,800	6.1%
Other banks	USD	221	—	—	—	—	221	Various
Total. U.S.-dollar denominated		*400,094*	*71,622*	*12,423*	*11,321*	*31,426*	*526,886*	
Alfa-Bank	euro	1,154	1,154	1,154	1,155	—	4,617	5.6%
Sberbank	euro	811	624	—	—	—	1,435	1.5%
BNP Paribas	euro	35	—	—	—	—	35	5.0%
Bayerische Landesbank	euro	4,088	4,088	4,088	4,088	2,598	18,950	9.0%
Bayerische Landesbank	euro	7,368	14,389	13,502	13,502	20,255	69,016	3.1% - 5.4%
Gazprombank	euro	2,087	2,087	2,087	2,039	807	9,107	7.1% - 7.2%
Transcreditbank	euro	2,379	2,381	2,379	2,381	4,308	13,828	5.3% - 7.8%
Commerzbank AG	euro	—	3,175	3,175	3,175	17,462	26,987	3.2%
MDM-Bank	euro	1,477	1,477	1,477	1,477	—	5,908	8.3%
Total euro-denominated		*19,399*	*29,375*	*27,862*	*27,817*	*45,430*	*149,883*	
Bonds	rouble	36,038	—	—	—	—	36,038	14.9%
ZAO Raiffeisenbank Austria	rouble	1,661	—	—	—	—	1,661	Various
Total rouble-denominated		*37,699*	—	—	—	—	*37,699*	
Fixed-rate debt:								
Eurobond	USD	—	175,000	—	—	—	175,000	8.9%
Eurobond	USD	—	—	—	—	300,000	300,000	10.9%
Kazkommerzbank	USD	—	7,059	7,059	7,059	8,823	30,000	8.0%
Syndicated loans (ABN AMRO Bank N.V., BNP Paribas S.A. and SG)	USD	—	408	4,898	4,898	9,796	20,000	7.24%
Sberbank	USD	12,638	4,791	4,363	2,308	—	24,100	7.6% - 10.5%
Corporate Lenders	USD	27,006	—	—	—	—	27,006	2.7% - 7.7%
Total U.S.-dollar denominated		*39,644*	*187,258*	*16,320*	*14,265*	*318,619*	*576,106*	

	Currency	Expected maturity as of 31 December 2004 2005	2006	2007	2008	After 2008	Total	Annual interest rate
		(thousands of U.S. dollars)						(%)
MDM-Bank	euro	1,412	1,412	1,412	1,412	706	6,354	7.0%
Total euro-denominated		*1,412*	*1,412*	*1,412*	*1,412*	*706*	*6,354*	
Alfa-bank	rouble	19,317	—	—	—	—	19,317	13.0%
Transcreditbank	rouble	5,633	—	—	—	—	5,633	9.0%
Sberbank	rouble	4,993	—	—	—	—	4,993	8.0%
The Russian Bank for Development	rouble	541	541	540	—	—	1,622	13.0%
Vneshtorgbank	rouble	3,334	—	—	—	—	3,334	10.0% - 11.2%
Other banks	rouble	859	—	—	—	—	859	Various
Total rouble-denominated		*34,678*	*541*	*540*	—	—	*35,759*	
Total debt		**532,926**	**290,209**	**58,557**	**54,815**	**396,181**	**1,332,687**	

A hypothetical, instantaneous and simultaneous 10% appreciation of the rouble and euro against the U.S. dollar as of 31 December 2004 would have resulted in an increase of approximately U.S.$23.0 million on borrowings denominated in roubles and euro held as at 31 December 2004.

Commodity Price Risk

Evraz's revenue is exposed to the market risk of price fluctuations related to the sale of its steel products. Prices for the steel products that Evraz sells both inside and outside of Russia are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of raw material inputs) and global and Russian economic growth. The prices for the mined products that Evraz sells to third parties are also affected by supply and demand and global and Russian economic growth. Adverse changes in any of these factors may reduce the revenue that Evraz receives from the sale of its steel or mined products. Evraz's costs are also exposed to fluctuations in prices for the purchase, processing and production of iron ore, coking coal, ferroalloys and other raw material inputs. Evraz's exposure to fluctuations in the price of iron ore and, as a result of the acquisition of Mine 12, coking coal, is limited by its ability to obtain these products from its own production facilities. Where Evraz obtains these products from internal sources, the effect of price fluctuations is accounted for as an intersegment transfer and eliminated on consolidation. In addition, increased prices for coking coal paid to Evraz's equity investee Raspadskaya are partially reflected as an increase in Evraz's income from affiliates.

As Evraz expands the share of raw materials that it acquires from internal sources, its exposure to commodity price risk associated with the purchase and sale of these products will decline. Evraz's ongoing process of vertical integration, including most recently its acquisitions of KGOK in May 2004 and Evraz Ruda and Mine 12 in March 2005, are important elements in Evraz's efforts to reduce its exposure to input commodity price risk.

Tariff Risk

Evraz is also exposed to uncertainty with respect to the prices of the electricity and natural gas that it consumes in producing steel and mining iron ore and coal. Prices for both electricity and natural gas are currently below market prices in western Europe and are regulated by the Government, limiting Evraz's exposure to fluctuations in the cost of these products.

Currently, the Russian electricity sector is characterised by very limited competition and regulated prices. Pricing policy is determined by the Federal Tariffs Service, a governmental agency authorised to regulate prices for the power generated by regional electricity companies, power transmission, dispatch services and interregional trade, and is influenced by regional energy commissions that are authorised to regulate prices within a specific region. Power may also be purchased from the Federal Wholesale Electricity Market ("FOREM"). Most sellers of power on the domestic market are regional generation companies, and most participants in FOREM are regional generating companies that seek to sell a power surplus to regional generating companies with supply deficits as well as industrial companies granted special access to FOREM. From October 2003, participants in FOREM may also purchase and sell limited volumes of power on the competitive sector of the wholesale market operating on test basis, in which prices for energy are formed on an "offer-demand" basis. Evraz's subsidiary MEF has been granted such access to FOREM.

In 2004, Evraz's Russian operations purchased approximately 7,903 million kWh of electricity, representing approximately 92 per cent of their needs, from local subsidiaries of UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The Government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. Moreover, according to the Russian Energy Strategy approved by the Government in 2003, electricity tariffs for industrial users are to reach 3.2-3.6 U.S. cents per kWh by 2006. In 2004, Evraz's average cost of electricity was 2.7 U.S. cents per kWh. Assuming a price of 3.6 U.S. cents per kWh in 2004, Evraz's Russian operations would have incurred approximately U.S.$103 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at Evraz's facilities, from subsidiaries of Gazprom. Gazprom is a state-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government, and have been rising over the last few years. Evraz's average price for natural gas in 2004 was RUR1,020 per thousand cubic metres in the fourth quarter of 2004, and increased by a further 6% effective from 1 January 2005. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, helping to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement on Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to U.S.$37-42 per thousand cubic metres by 2006 and to U.S.$49-57 per thousand cubic metres by 2010. Assuming a price of U.S.$42 per thousand cubic metres in 2004, Evraz's Russian operations would have incurred approximately U.S.$19 million in additional costs.

Evraz is also exposed to fluctuations in transportation costs. Transportation costs influence Evraz's financial results directly as a component of raw material costs and the costs for transporting finished products to Nakhodka Sea Port or another designated off-take location. Though Evraz's customers in Russia for steel and mined products generally pay transportation costs from the production site to the delivery location, the prices that Evraz receives may be adversely affected by transportation costs to the extent that Evraz must reduce the prices that it can charge customers for its products in order to ensure that its products remain competitive with those of other producers, who may be located closer to customers and therefore less subject to increases in transportation costs. In recent years the Government has indexed railway tariffs in line with inflation, and Evraz expects this policy to continue for the immediate future. Therefore, Evraz does not currently expect fluctuations in railway tariffs to have a significant impact on its margins.

Critical Accounting Policies

Evraz's financial statements are prepared in accordance with International Financial Reporting Standards. Accounting policies applied in the preparation of the IFRS financial statements are described in Note 2 to the Consolidated Financial Statements. The application of certain of these policies requires management to make assumptions and judgments that can significantly affect the amounts reported in the financial statements. Management believes that the following are the critical policies where the assumptions and judgments made may significantly affect the consolidated financial statements.

Accounting for business combinations

Acquisitions of subsidiaries were accounted for under the purchase method of accounting except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

In acquisitions prior to the date of transition to IFRS, which for Evraz is 31 December 2001, Evraz adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary.

In the period from 1 January 2002 to 30 March 2004, in accordance with IAS 22, Business Combinations, identifiable assets and liabilities acquired in business combinations were measured initially

at the aggregate of: (i) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and (ii) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning 31 March 2004, in accordance with IFRS 3, Business Combinations, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. The excess of purchase price over the fair value of Evraz's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of Evraz's share of identifiable net assets of the subsidiary acquired the difference is either recorded on the balance sheet as negative goodwill (for business combinations for which the agreement date is prior to 31 March 2004) or recognised directly in the income statement (for business combinations for which the agreement date is on or after 31 March 2004).

Determining the fair values of the assets and liabilities involves the use of judgment, particularly in relation to the property, plant and equipment since the fair market value of the unique production complexes do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available. Evraz uses all available information to assess the fair value of the assets acquired through business combinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Purchases of subsidiaries from entities under common control are accounted for using the uniting of interest method. The assets and liabilities of the subsidiary transferred under common control are recorded at the historical cost of the predecessor. The differences between the total book value of net assets, including the predecessor's goodwill, and the consideration paid is accounted for as an adjustment to the shareholders' equity.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in Evraz's share of net assets of the associate. Evraz's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. When Evraz's share of losses in an associate equals or exceeds its interest in the associate Evraz does not recognise further losses, unless Evraz is obligated to make further payments to, or on behalf of, the associate.

Interest in a joint venture is accounted for under the equity method of accounting whereby they are initially recorded at cost and adjusted thereafter for post-acquisition changes in the Company's share of net assets of the joint ventures. The income statement reflects the Company's share of the results of operations of the joint venture.

Treatment of negative goodwill

Negative goodwill arising in business combinations that occurred prior to 31 March 2004 is recognised if the cost of acquisition is less than the fair value of identifiable net assets of the acquired entities. For agreements dated on or after 31 March 2004, any excess of the net fair values of the identifiable assets, liabilities and contingent liabilities of the acquired entities over the cost of the acquisition is recognised as income immediately.

Mineral licenses and long-lived mining assets

Generally, Evraz's mining licenses and other operating permits related to the mining activity require certain actions to be taken by Evraz in the abandonment of these operations after the end of production. Evraz's estimates of future abandonment costs consider present regulatory or license requirements and are based upon management's experience of the costs and requirement of such activities. Considerable judgment is required in forecasting future abandonment costs.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Generally, export revenues are recognised when goods are delivered to the port of shipment and loaded to vessels. Domestic revenues are recognised in accordance with individual contracts with the buyers, generally when title passes to the buyer at railway stations at steel plant locations.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

Useful lives of property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation.

The following factors are considered in determining the useful life of an asset:

(a) the expected usage of the asset by the enterprise;

(b) the expected physical wear and tear;

(c) technical obsolescence arising from changes or improvements in production, or from a change in the market demand for the product or service output of the asset; and

(d) legal or similar limits on the use of the asset, such as the expiry dates of related leases.

The estimation of the useful life of an item of property, plant and equipment is a matter of management judgment based on the experience of the enterprise with similar assets.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15–60 years
Machinery and equipment	4–45 years
Transport and motor vehicles	7–20 years
Other assets	3–15 years

Land is not depreciated.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Accounts receivable

Accounts receivable are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Significant judgment is used to estimate uncollectible amounts. In estimating uncollectible amounts such factors are considered as current overall economic conditions, industry-specific economic conditions, historical and unanticipated customer performance. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs are accounted for on a weighted average basis and include expenditures incurred in acquiring inventories and brining them to their existing locations and conditions. The cost of finished goods and

work in progress includes an appropriate share of production overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

As a part of the estimate, inventory balances are reviewed to identify slow moving and obsolete inventories. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and current specific trends.

Deferred income taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The estimation of that probability includes judgments based on the expected performance.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Post-employment benefits

In addition to defined contributions to Russian Federation state pension, social insurance, medical insurance and unemployment funds at statutory rates in force, the Company's subsidiaries provide pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, Nakhodka Sea Port operates a separately administered defined benefit pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Litigation, claims and assessments

Evraz is subject to various lawsuits, claims and proceedings related to matters incidental to its business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

Evraz records liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss. In the event that Evraz were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

Trend Information

Trading Developments

Evraz's trading environment in the first quarter of 2005 generally remained positive. Each of Evraz's steel plants experienced growth in revenue in the first quarter of 2005 as compared to the first quarter of 2004, reflecting generally stronger steel product prices in the first quarter of 2005 compared to the first quarter of 2004.

Performance at Evraz's steel plants in the first quarter of 2005 was affected by a number of factors, including positively by a significant increase in slab volumes resulting from the commissioning of additional slab production capacity at NTMK during 2004, and negatively by increased iron ore and coking coal input prices. Other cost increases resulted from increases in electricity and natural gas tariffs. As compared to the fourth quarter of 2004, in the first quarter of 2005, Zapsib and NKMK experienced a decline in profit from operations, due largely to weaker markets for their principal products, while NTMK exhibited overall growth in profit from operations. Evraz's mining operations benefited from the stronger raw material prices. Ferrotrade Limited also experienced increased revenues in the first quarter of 2005 as compared to the fourth quarter of 2004, which were offset in part by increased costs of purchasing steel from Evraz's plants and increased transportation costs.

Steel product sales were negatively affected in early 2005 by several factors, including weakness in demand for construction products largely due to seasonal effects of lower construction activity in the winter months and a relatively long winter in Russia, a weakening of export slab and billet prices as compared to the fourth quarter of 2004 and increased competiton in Russia for some of Evraz's products as a result of seasonal increases in imports from Ukraine, offset in part by generally more favourable market conditions for railway products.

Operational Outlook

Evraz's future revenues will be primarily determined by the steel price environment. However, Evraz's investment plans, which are targeted to increase operational efficiency, will enable a shift in product mix towards higher margin products as well as result in a moderate increase in output, which is likely to have a positive effect on Evraz's results of operations. For example, the premium of slab prices over billet prices has increased to nearly U.S.$170 per tonne in 2004 and early 2005, in comparison to an average of approximately U.S.$10 per tonne in recent years. Evraz expects its total steel production to increase by approximately 10% by 2007 as a result of the re-commissioning of the third blast furnace of ZapSib in May 2005, enabling the utilisation of currently excess production capacity.

Inventories were higher at the end of 2004 as a result of higher volumes of finished products and increased prices, both for raw materials and steel products. In particular, Ferrotrade had as inventory approximately 200,000 tonnes of billets for export market (as a left-over from 2003). Evraz does not expect this trend of inventory accumulation to continue in the future.

Most of Evraz's investment programme aims to increase efficiency of its production facilities and to reduce cost of production per tonne. Evraz's mining segment, including Evraz Ruda, supplies approximately 73% of iron ore requirements of the steel segment. Evraz's requirements for coking coal can be fully covered by purchases from affiliated parties, including Raspadskaya, which is accounted for under the equity method. At NTMK, investment into expansion of power-generation capacity is planned to reduce significantly NTMK's dependence on external sources of electricity by 2007. These factors are expected to help Evraz to limit the impact of increasing costs of raw materials, thereby helping to keep its production cost per tonne of steel relatively stable.

Evraz expects other domestic cost factors, such as salaries, construction materials and natural gas, to continue growing due to Russian domestic inflation.

Steel Industry Outlook

Evraz expects the Russian steel industry to continue to benefit from strong domestic and global demand for steel. In the five year period ending 31 December 2003, physical consumption of steel products in Russia increased at an average rate of 8% annually. Evraz expects consumption of steel in Russia to continue to increase, primarily driven by the engineering, construction and pipe product market sectors.

The Russian construction industry has exhibited particularly significant growth in recent years, with an annual growth rate of approximately 14% in 2003 and 10% in 2004, in excess of the overall rate of GDP

growth. Ongoing reform of the Russian railroad sector is also expected to result in significant investment opportunities in this sector and lead to increased demand for steel products, particularly in light of the significant under-investment in the Russian railway system in the past and announced plans by Russian Railways to invest nearly U.S.$21 billion in its network from 2005 through 2007, including U.S.$12.5 billion on infrastructure and U.S.$4.5 billion on rolling stock. Overall, Evraz believes that it is positioned to benefit from an increased focus on Russian markets.

Global steel demand is expected to remain relatively strong in the near term. Consolidation in Western Europe and bankruptcy-related closures in North America have allowed for increasing supply-side discipline among producers, which has supported very strong steel price recovery from 2002 through 2004. The extent to which these developments can be sustained will depend on a number of factors, including primarily the sustainability of Asian demand and the extent and pace of economic recovery in Europe and the United States.

Early in 2005, high production levels combined with stagnant demand undermined steel prices in developed European and North American markets, and in the first quarter of 2005 prices for steel products declined somewhat compared to the very strong levels at the end of 2004. However, strong demand in China and other emerging markets continued to support the global steel market. With China returning to imports of flat products and reducing its long product exports, Asian regional and CIS export prices benefited accordingly.

Early in 2005, several major steel producers announced that they had concluded new iron ore supply agreements that incorporated substantial price increase. For example, Nippon Steel announced that prices on two contracts with its suppliers will increase by 71.5%. Evraz believes that global increases in iron ore prices will have only a limited short-term adverse impact on it due to its relatively high levels of vertical integration, but it may be adversely affected if prices for steel products fail to increase sufficiently to offset iron ore price increases.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The financial information included in this Offering Circular is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information herein. The matters described below summarise certain differences between IFRS and U.S. GAAP that may be material. The Company has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and U.S. GAAP is complete. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information herein.

IFRS	U.S. GAAP
Changes in Accounting Policies	
A change in accounting policy should be applied retrospectively unless the amount of any resulting adjustment that relates to prior periods is not reasonably determinable. Any resulting adjustment should be reported as an adjustment to the opening balance of retained earnings. Comparative information should be restated unless it is impracticable to do so. When the amount of the adjustment to the opening balance of retained earnings cannot be reasonable determined, IAS 8, Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies, allows prospective application.	Normally, U.S. GAAP requires changes in accounting policies to be recognised by means of a cumulative catch-up adjustment in the income statement for the current period, a method similar to IAS 8's allowed alternative treatment.
Correction of Errors	
The IAS 8 benchmark treatment requires fundamental errors to be accounted for retrospectively by adjusting the opening balance of retained earnings and restating comparative information, unless it is impracticable to do so. Fundamental errors are errors of such significance that the financial statements of one or more prior periods can no longer be considered to have been reliable at the date of their issue. The allowed alternative treatment under IAS 8 requires such changes to be accounted for by including the cumulative effect in income for the period.	Under U.S. GAAP, all errors should be accounted for as prior period adjustments.
First-time application	
When an entity applies IFRS for the first time, it must apply it as if it had always applied IFRS. However, IFRS 1, First-time Adoption of International Financial Reporting Standards, grants limited exceptions from certain requirements in specific areas where the cost of complying with them would be likely to exceed the benefits to users of financial statements.	When an entity applies U.S. GAAP for the first time, it must apply it as if it had always applied U.S. GAAP. This might involve substantive restatement of the opening balance sheet.

IFRS	U.S. GAAP
Definition of Subsidiary	
IFRS requires consolidation of all enterprises that are controlled by the parent. Control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.	U.S. GAAP focuses on a controlling financial interest through ownership of a majority voting interests or by contract coupled with control. In addition, variable interest entities ("VIE") in which a parent does not have voting control but absorbs the majority of losses or returns must be also consolidated.
Special Purpose Entities	
IFRS requires consolidation of special purpose entity ("SPE") where the substance of the relationship indicates control.	U.S. GAAP requires consolidation of SPE, if consolidation requirements for VIE are met. Qualifying SPE is excluded from consolidation.
Minority Interests	
IAS 27, Consolidated and Separate Financial Statements, requires minority interests be presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity. Minority interests in the profit or loss of the group should be separately disclosed.	FASB Concepts Statement No. 6, Elements of Financial Statements, describes minority interest as a part of equity. However, the display of the non-controlling interest is not specifically prescribed in U.S. consolidation pronouncements. Different practices have displayed the non-controlling interest (a) as a separate item between consolidated liabilities and equity, (b) as a separate item among liabilities, (c) as a separate item among equity, or (d) as part of an item such as "other liabilities" and in the income statement as a deduction (sometimes among items of other expenses and sometimes as a separate item) to arrive at net income.
Business Combinations	
All business combinations for which the agreement date is on or after 31 March 2004 shall be accounted for by applying the purchase method. Before 31 March 2004, business combinations could be in the form of either an acquisition accounted for by applying the purchase method (most common) or a uniting of interests (severely restricted).	All business combinations commenced after 30 June 2001 shall be accounted for by applying the purchase method. Before 30 June 2001, business combinations were accounted for using either the purchase method or the pooling-of-interests (similar to uniting of interests) method.
The date of acquisition is the date on which the acquirer obtains control over the net assets and operations of the acquiree.	The date of acquisition is the date on which assets are received or securities are issued.
IFRS does not have specific guidance for accounting for business combinations involving entities under common control.	U.S. GAAP provides a specific guidance for accounting of acquisitions which involve the transactions with the entities under common control.

IFRS	U.S. GAAP
IFRS requires recognition of minority interest at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities for all business combinations for which the agreement date is on or after 31 March 2004. For acquisitions commenced prior to this date IFRS allowed two options for recognition of minority interests: either at the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary; or at the minority's proportion of the fair values of the identifiable assets and liabilities.	U.S. GAAP allows recognition of minority interest only at the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.
Acquisitions of minority interests are not in the scope of IFRS 3, Business Combinations. Thus, under IFRS preferred accounting treatments would be either to recognise the difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities reflected in the balance sheet at the date of acquisitions as being goodwill; or recognise such difference as being transaction between the owners, which is reflected in the statement of changes in equity.	In an acquisition of minority interest, U.S. GAAP requires application of the purchased method to the share of net assets acquired.

Negative Purchase Goodwill

IFRS	U.S. GAAP
IFRS requires recognition of negative purchase goodwill on all business combinations for which the agreement date is on or after 31 March 2004 immediately in the income statement. Previously, IAS 22 required negative goodwill to be treated in a number of different ways, depending on how it had arisen. To the extent that negative goodwill related to future losses and expenses that were identified in the acquirer's plan for the acquisition and could be measured reliably, it was recognised in the income statement in the period that those losses and expenses occurred. Negative goodwill that did not relate to losses or identified expenses was nominally allocated to the non-monetary assets acquired and was recognised in the income statement as these assets were depreciated. Any negative goodwill in excess of the fair value of the acquired non-monetary assets was recognised immediately in the income statement. Negative goodwill was presented in the balance sheet in the same category as positive goodwill under IAS 22. Effective 1 January 2005, all previously recognised and unamortized negative goodwill is written off to accumulated profits.	FAS 141 requires negative goodwill to be allocated to reduce proportionately the values assigned to all (excepting certain categories) of the acquired assets. Any remaining goodwill, once the value of the acquired assets has been reduced to zero, is recognised as an extraordinary gain in the period that the acquisition takes place. Negative goodwill is not reported in the balance sheet as a separate item, but reduces directly the carrying values of the acquired assets.

IFRS	U.S. GAAP
Hyperinflation	
IAS 29 requires non-monetary balance sheet items and all items in the income statement to be expressed in the measuring unit current at the balance sheet date by applying a general price index. If the entity operating in the hyperinflationary economy is also a foreign subsidiary of an entity that prepares consolidated financial statements, then the restated results will be translated from the hyperinflationary currency into the group's reporting currency only after this restatement has taken place.	FAS 52 requires an entity operating in a hyperinflationary economy to translate its assets, liabilities and income statement into a stable currency as if the stable currency were the functional currency of the entity. If the entity is also a foreign subsidiary, then the parent company is able to restate the subsidiary's reported results and balance sheet directly into its own functional currency.
Decommissioning Costs	
IAS 37 requires entities to record a liability for decommissioning costs using a discount rate that reflects the current market assessment of the time value of money at balance sheet date.	Under FAS 143, the liability is not remeasured for changes in the risk-free interest rate used to discount the provision.
Impairment of Assets	
The IAS 36 methodology for carrying out an impairment review is a two-stage process that requires the reporting entity to consider first whether indicators of impairment are present and, if they are, to compare the asset's carrying value directly to its recoverable amount—defined as the higher of an asset's net selling price and its value in use. Under IFRS, the value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.	FAS 121 and FAS 144 both require a three-stage impairment review process: having determined that indicators of impairment are present, a recoverability test must be performed by comparing the estimated sum of undiscounted cash-flows attributable to the asset to its carrying amount. Only if the asset fails this recoverability test will the third stage, which involves calculating the amount of the impairment by comparing the asset's carrying value to its fair value, be carried out.
Extinguishment of Debts	
Liabilities are remeasured (extinguished) and gain or loss is recognised when there is a significant modification of the terms. Significant modification of the terms in IFRS is when the change in present value of the old debt and the new debt exceeds 10%.	Liabilities are remeasured and gain or loss is recognised in accordance with EITF 96-16, Debtors Accounting for a Modification in Exchange of Debt Instruments, which is more restrictive than IFRS concerning when to recognise gain on extinguishment of debts (that is, when the obligation is discharged and the debtor is legally released from the liability).
Deferred Taxation	
IAS 12 has exemption for temporary differences in respect of investments where the reporting entity has control over the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.	FAS 109 does not require a liability to be recognised for the difference between the book value and the tax basis of an investment in a foreign subsidiary or joint venture, unless it becomes apparent that this difference will reverse in the foreseeable future.
In respect of elimination of intercompany profits, for example inventory, IAS 12 requires the deferred tax provision to be made at the tax rate of the company that is holding the inventory.	FAS 109 requires the deferred tax provision to be made at the tax rate of the selling company.

IFRS	U.S. GAAP
IAS 12 requires recognition of a deferred tax asset or liability in relation to temporary differences that arise on foreign non-monetary assets that are measured at a historic exchange rate in the reporting entity's functional currency, but whose tax base is in the foreign currency.	FAS 109 prohibits recognition of a deferred tax liability or asset for differences related to assets that are translated from the local currency into the functional currency using historical exchange rates, when those differences arise either from changes in exchange rates or indexing for tax purposes.

Provisions

IFRS	U.S. GAAP
IAS 37 requires the time value of money to be taken into account when making a provision.	U.S. GAAP only permits a provision to be discounted where the amount of the liability and the timing of payments are fixed or reliably determinable.
Where there is a range of possible outcomes, IAS 37 requires a provision for the expected value of the obligation to be made, weighting all possible outcomes by their associated probabilities.	Under U.S. GAAP, if any outcome within the range is more likely, then that outcome should be accrued. If no amount within the range is a better estimate than any other, then the minimum amount should be accrued.
Under IFRS, the general principles of IAS 37 should be followed for both environmental and decommissioning provisions. This means that a provision is made where there is a legal or constructive obligation to incur costs. If a provision is made for the costs of cleaning up a site after use or returning it to its original condition, then the costs provided for are included in the capitalised cost of the fixed asset.	There are specific rules under U.S. GAAP for environmental costs in SOP 96-1. There rules require a provision to be recognised when it is probable that a liability has been incurred and the amount can be reasonably estimated. The probability test will be met if litigation can be asserted, or is under way, and it is probable that the outcome of the litigation will be unfavourable.
IAS 37 permits this disclosure to be omitted if it would be severely prejudicial to the entity's position in a dispute with other parties over the contingent liability.	U.S. GAAP has no similar exemption from disclosure of a contingent liability.

Statement of Cash Flows

IFRS	U.S. GAAP
IFRS permits interest paid, interest received and dividends received to be classified as part of either operating cash flows or financing/investing cash flows.	Under U.S. GAAP, interest paid, interest received and dividends received must be classified as operating activities.

Segment Reporting

IFRS	U.S. GAAP
Segments under IFRS are defined as "a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments".	U.S. GAAP follows a "management approach" in requiring the reportable business segments to be based on the way that management organises segments for making operating decisions and assessing performance.

IFRS	U.S. GAAP
IFRS distinguishes between business and geographical segments of an entity. Entities that use business segments as their primary reporting format must present secondary segment information based on geographical segments. Conversely, entities that use geographical segments as their primary reporting format need to present secondary segment information based on business segments.	U.S. GAAP requires disclosure of information by operating segment and by geographical segment, but disclosures for the latter may be less extensive than under IFRS.
IFRS specifically requires that the accounting policies applied in preparing the consolidated financial statements should also be applied in preparing segment information.	U.S. GAAP requires the use of internal financial reporting policies in preparing segment information, which may differ from the accounting policies used in the consolidated financial statements and may in some cases not conform to U.S. GAAP.

The following information includes extracts from publicly available information, data and statistics and has been extracted from official sources and other sources the Company believes to be reliable. The Company accepts responsibility for accurately reproducing such information, data and statistics but accepts no further responsibility in respect of such information, data and statistics. Such information, data and statistics may be approximations or use rounded numbers.

Steel Industry

Global Overview

Steel is one of the most important, multi-functional and adaptable materials in use today, and is generally considered to be a backbone of industrial development. Steel is highly versatile, as it is hot and cold formable, weldable, hard, recyclable and resistant to corrosion, water and heat. The industries in which steel is used include construction, transportation (including railway) and engineering. Steel is also used in the production of power lines, pipelines, white goods and containers.

The steel industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, steel imports and protective trade measures. Steel prices respond to supply and demand and fluctuate in response to general and industry-specific economic conditions. Global steel prices have increased significantly since the end of 2003, reflecting strong demand, particularly in China.

The steel industry operates predominantly on a regional basis as a result of the high cost of transporting steel. For example, the top five producers in each of Japan and the EU control more than 60% of their respective regional markets. However, despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs, duties and quotas, global imports and exports have generally increased in the last decade as production has shifted towards low-cost production regions such as China and Southeast Asia.

While steel production has historically been concentrated in the EU, North America, Japan and the former Soviet Union, steel production in China and elsewhere in Asia has grown in importance over the past decade. In 2004, China was the largest single producer of steel in the world, producing approximately 272 million tonnes of crude steel, as well as the largest consumer of steel, consuming over 301 million tonnes of crude steel. World steel production in 2004 increased by 8.8% from 2003, to 1.04 billion tonnes, according to the International Iron and Steel Institute, and production in China increased by 23.2%, to 272 million tonnes, reaching 26% of global steel production. The following table sets forth crude steel production data by country or region for 1997 through 2004:

	1997	1998	1999	2000	2001	2002	2003	2004
				(million tonnes)				
China	109	115	124	127	151	182	220	272
EU(1)	160	160	155	163	158	159	161	194
Japan	105	94	94	106	103	108	111	113
United States	98	99	97	102	90	92	94	99
Russia	49	44	52	59	59	60	63	64
South Korea	43	40	41	43	44	45	46	48
Other Asia(2)	52	49	50	56	56	68	63	51
Other non-CIS Europe(3)	51	48	43	47	47	49	49	28
Other	132	128	133	145	142	141	161	165
Total	**799**	**777**	**789**	**848**	**850**	**904**	**968**	**1,035**

Source: International Iron and Steel Institute

Notes:

(1) Data for 2004 include production of 28 million tonnes in the ten states that joined the EU on 1 May 2004.

(2) Excludes production in China, Japan and South Korea.

(3) Excludes EU member states. Data for periods prior to 2004 include production in the ten states that joined the EU on 1 May 2004.

Steel consumption has historically been centered in the EU, Japan and the United States. In recent years, steel consumption in Asia, and in particular China, has increased significantly. Moreover, while

production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on rolling and finishing of semi-finished products. The following table sets forth estimated crude steel consumption data by country or region for 1997 through 2003.

	1997	1998	1999	2000	2001	2002	2003
				(million tonnes)			
China	115	123	136	138	170	206	258
EU	144	156	154	161	156	153	154
United States	124	135	127	133	114	118	104
Japan	86	71	71	81	75	73	77
South Korea	40	26	35	40	40	45	47
Russia	21	18	21	29	31	28	27
Other Asia(1)	98	83	90	95	96	106	105
Other non-CIS Europe(2)	40	42	36	41	40	42	46
Other	121	124	123	135	138	144	152
Total	**789**	**778**	**793**	**853**	**860**	**915**	**970**

Source: International Iron and Steel Institute

Notes:

(1) Excludes China, Japan and South Korea.

(2) Excludes EU member states.

Despite producing significant quantities of steel, China and the United States are both net importers of steel, while Japan and Russia are net exporters of steel. The major traded steel products worldwide include semi-finished products, hot and cold-rolled sheets and coils, steel tubes and fittings, galvanised sheet, wire rod and angles and sections.

The strategy and product mix of steel producers generally varies between producers in industrial countries and producers in emerging markets. Historically, commodity steel producers in industrialised countries had limited export markets due to the high cost of transporting steel relative to the low value of commodity steel grades. In the second half of the twentieth century, producers in emerging markets began to compete with steel producers in industrialised counties as they took advantage of the lower manufacturing costs in their countries to offset high transportation costs. In response, producers in Western Europe and Japan invested heavily in new technology and capacity to produce high value-added steel grades in order to differentiate their product portfolio and protect their margins by reducing their exposure to commodity steel prices. However, these similar and simultaneous investments resulted in production overcapacity and put pricing pressures on value-added segments. Recently, the growth and consolidation of both steel consumers and raw material suppliers has weakened the bargaining power of steel producers and put further pressure on their margins. Steel producers have responded with a phase of industry consolidation. In 2002, Usinor, Arbed and Aceralia in Europe merged to form Arcelor, and Kawasaki Steel and NKK in Japan merged to form JFE. In 2002 Nucor acquired the assets of Birmingham Steel and International Steel Group ("ISG") acquired the assets of Acme, LTV and Bethlehem Steel in the United States. In late 2004, Ispat International N.V. and LNM Holdings N.V., which comprised the LNM Group, merged to form Mittal Steel and in early 2005 Mittal Steel merged with ISG, forming the world's largest steel company.

Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Despite the recent consolidation, the global steel market remains highly fragmented. In 2004 the five largest producers—Mittal Steel, including ISG (59 million tonnes); Arcelor (47 million tonnes); Nippon Steel (31 million tonnes); JFE (31 million tonnes); and POSCO (31 million tonnes)—accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for under 6%. The 20 largest steel producers accounted for approximately 41% of total global steel production in 2004.

The Russian Steel Industry

Following the collapse of the Soviet Union, the Russian steel industry experienced a substantial decline in production, from over 77 million tonnes in 1991 to 44 million tonnes in 1998. Since then, output has increased by nearly 45%, and in 2004 Russia produced 64 million tonnes of crude steel, or 6.2% of world production, making it the world's fourth largest producer of crude steel. Russia produced nearly

54 million tonnes of rolled products in 2004, operating at approximately 93% of installed capacity. Of this amount, approximately 29 million tonnes (or 54% of the total output of rolled steel) was exported. In 2004, semi-finished products comprised approximately 47% of the total volume of Russian steel exports. Overall, the Russian steel industry sells over 54% of its output abroad and benefits from geographical proximity to strong global markets, particularly in Asia, which is the most significant export market for Russian producers.

Russia is generally considered to be among the lowest-cost steel-producing regions, largely due to relatively low labour and energy costs. Russian steel producers tend to focus on vertical integration, which ensure that they have access to a stable supply of certain raw materials, particularly coking coal and iron ore. While the share of open-hearth furnaces in total steel production in Russia decreased from 53% in 1990 to 22% in 2004, and the share of continuous casting increased from 23% to 59% during the same period, Russian steel producers also have in many cases not yet implemented the latest production technologies. As a result, some Russian steel producers have significant potential for productivity improvements from increased capital investment.

Steel Producers

The Russian steel industry is characterized by a relatively high concentration of production, with the five largest steel companies accounting for approximately 79% of total steel production in Russia. These five companies can be divided into two groups by product type. Evraz and Mechel Steel Group produce primarily long products, and Magnitogorsk Iron and Steel Works ("MMK"), Severstal and Novolipetsk Iron & Steel Works ("NLMK") produce primarily flat products.

The following table provides information on Russian rolled steel production volumes by producer in 2004 and each producer's main product type:

Company	Output	Market share	Main product type
	(thousand tonnes)	(%)	
Evraz	11,269	21	Long
MMK	10,276	19	Flat/long
Severstal[1]	9,140	17	Flat/long
NLMK	8,567	16	Flat
Mechel Steel Group	3,418	6	Long/flat
Ural Steel	2,732	5	Flat/long
OEMK	1,952	4	Long
Other	6,368	12	—
Total	**53,722**	**100%**	

Source: Chermet

Note:

(1) Russian production only.

The following is an overview of Evraz's principal Russian competitors.

MMK. MMK produces primarily flat products, including slabs, hot- and cold-rolled coils, hot-rolled sheets and plates as well as value-added products such as galvanised steel sheets and tin plate and commodity long products, including billets, bars, wire rod and beams. MMK's production plant, which is the largest single-site integrated steel making facility in Russia, is located in Magnitogorsk, at the edge of the southern Urals in the Chelyabinsk Region. MMK has very low levels of vertical integration, with no significant affiliated sources of coking coal or iron ore. In 2004, MMK exported approximately 53% of its production, primarily to markets in Southeast Asia and the Far East, the Middle East, and western Europe. In Russia, MMK sells its products primarily in the Urals, Central Russia, and Volga regions.

Severstal. Severstal's major product lines are cold and hot rolled steel, which it principally supplies to the automotive, metal processing and oil and gas industries. Severstal has also formed Severgal, a joint-venture with Arcelor, to produce hot dip galvanised sheet for the automotive industry. Severstal's primary steel production plant is located in Cherepovets, Vologda Region. Severstal obtains significant quantities of its iron ore and coking coal requirements from affiliated entities. In 2004, Severstal exported

approximately 48% of its total steel production. Its main export markets are Europe, South East Asia and Central Asia. In 2004, Severstal acquired the assets of Rouge Industries and its primary operating subsidiary, Rouge Steel, which are located in the United States, and in February 2005 Severstal announced that together with its controlling shareholder it had reached an agreement to acquire approximately 70% of Lucchini, an Italian steel producer.

NLMK. NLMK produces primarily hot-rolled and cold-rolled flat steel, galvanised steel and colour coated-steel, pipes and other products. NLMK's production facilities are located in Lipetsk in the European part of Russia, south-east of Moscow. NLMK sources significant quantities of its iron ore from affiliated entities, but very little of its coking coal requirements. In 2004, NLMK exported approximately 69% of its production. Its main export markets are South-East Asia, the EU and other European countries (including Turkey) and North America.

Mechel. Mechel produces primarily semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. Its production facilities are located in Chelyabinsk, in the southern Urals. Mechel obtains some of its iron ore requirements from affiliated producers, as well as most of its coking coal requirements. In 2004, Mechel exported approximately 48% of its total production, primarily to customers in Europe and Asia.

Ural Steel. Ural Steel's main products include pig iron and rolled products. Its production facilities are located in Orsk, Urals, and were acquired by Ural Steel in 2003 by a tender in connection with bankruptcy proceedings of OAO NOSTA. Ural Steel and its affiliates produce significant quantities of iron ore. In 2004, Ural Steel exported approximately 48% of its total production, primarily to customers in Iran and South Korea.

Russian market

Russian steel production decreased from 1991 through 1998 as a result of the general economic decline in Russia during this period and the consequent reduced demand from the primary steel product consumers: the construction, infrastructure and engineering industries and the military sector. Consumption of rolled steel products in Russia has followed a U-shaped trend since 1990. Consumption was 65 million tonnes in 1990 and then declined steadily due to reduced consumption by heavy industry, to only 18 million tonnes in 1998. However, the devaluation of the rouble in 1998 resulted in economic growth and a sharp increase in domestic demand for steel products, and by 2004, total Russian steel consumption had increased to 27.9 million tonnes.

Despite this increase, steel consumption has remained relatively low in Russia. In 2004 Russia consumed approximately 198 kilograms per capita, down from nearly 309 kilograms in 1992, and substantially less than in such countries as Japan, which consumed 561 kilograms per capita, the United States, which consumed 404 kilograms per capita, and countries in the EU, which consumed on average 390 kilograms per capita, in 2004.

Imported steel comprised only 11% of total steel consumed in Russia during 2004, a decrease from 15% in 2003. Imports of steel into Russia have generally been restrained by trade policy measures implemented by Russian authorities as well as by the relatively high costs of transporting steel to customers in Russia. Russian trade policy has included anti-dumping measures; safeguard measures; and compensatory payments. Anti-dumping measures are determined based on a comparison of import and domestic prices; special defenses are implemented based on damages to domestic producers; and compensation payments are required where evidence of foreign subsidies can be found. Imports of Ukrainian rebar are currently subject to compensation payments in the form of a 21% duty and imports of galvanised steel from Ukraine and Kazakhstan are subject to a 24% anti-dumping duty. Investigations of anti-dumping with respect to imports of Ukrainian pipe and channels and EU nickel-containing flat products are currently ongoing.

Export market

Asia, the Middle East and the EU are the primary export destinations for Russian steel producers. China, which is the largest steel importer in the world, accounted for 8% of Russia's total steel exports in 2004. In 2004, Russian producers exported 29 million tonnes of rolled products, of which semi-finished products (including pig iron, slabs and billets) accounted for 47%, flat products for 38%, and long products

for 15% The abolition of steel export duties in 2002 by the Russian government has also improved export market opportunities.

Exports of rolled and cast products gradually gained importance during the 1990s, increasing from 12 million tonnes in 1991 to 29 million tonnes in 2004. Exports of rolled products accounted for over 53% of total Russian steel production in 2004. The following table sets forth by percentage the export destinations for Russian steel products in 2004:

Region	Share of total exports
	(%)
Asia	37
Europe	30
Middle East	13
North and South America	11
CIS (other than Russia)	6
Africa	2
Other / Unknown	1
Total	100

Source: Russian State Customs Committee

Trade Restrictions

Global trade in steel products is subject to numerous protective tariffs, duties and quotas, though semi-finished products are not generally subject to such measures.

Several treaties between the Russian Federation and the European Union regulate exports of certain steel products from the Russian Federation to the European Union. Exports to the European Union are conducted on the basis of licences issued by the Russian authorities and quotas established in accordance with the treaties. In July 2002 the Ministry of Economic Development and Trade of the Russian Federation and the European Commission entered into a new treaty on the exports of Russian steel to the European Union, pursuant to which the Russian steel export quota for 2002 was increased by 28%, to 1.21 million tonnes, and by a further 2.5% as compared to the preceding year in each of 2003 and 2004, to 1.23 million tonnes and 1.38 million tonnes, respectively. As a result of the accession of ten new members to the EU in May 2004, the Russian import quota was increased by 396 thousand tonnes, to a total of 1.78 million tonnes. The Russian Ministry of Economic Development and Trade reached an agreement with the European Union in December 2004 that provides for a quota of 2.22 million tonnes of export in 2005 and 2.27 million tonnes in 2006, though the final agreement is not expected to be signed until the first half of 2005.

South Korea imposes a 15.95% tariff on imports of H-beams from Russia that is scheduled to expire in July 2005, and both South Korea and Brazil have announced that they are considering further restrictions on steel imports in order to protect domestic producers. Anti-dumping measures on imports of cold-rolled steel from Russia that China imposed in 1999 were allowed to expire in December 2004.

The United States had a quota system in place with respect to imports from Russia of pig iron, cold-rolled steel, slabs, zinc-plated sheets and some other products from Russia which expired on 12 July 2004. From March 2002 until December 2003, the United States had implemented safeguard measures in the form of tariffs on most steel imported to the United States and has retained a licencing and monitoring regime.

Exports of steel products from the Russian Federation are primarily regulated by the Law on Foreign Trade Activity and international treaties of the Russian Federation. There are several treaties with the United States, which establish minimum prices and/or quotas for certain types of steel products which are exported from the Russian Federation to the United States. These treaties also provide that the export of steel products by Russian exporters into the United States is conducted on the basis of licences issued by Russian authorities.

Overview of the Production Process

The primary components of steel production are coke production, iron making, steelmaking and steel rolling. Following is a brief summary of these processes.

Coke Production

Coke is a solid product of coal coking. Coke contains 86-90% carbon and is used as the main fuel in blast furnaces. Coke is produced by heating coking coal that has been ground and dressed without excess air at temperatures of 1,100° - 1,200° C (pyrolysis) for 16-18 hours in coke ovens. After discharge from the ovens, coke is delivered to blast furnaces for use in iron making.

Other products of the coking process include coke-oven gas and various by-products made from the coke-oven gas. Coke-oven gas is used as gaseous fuel in other shops of steel plants and, by-products are often supplied to chemical departments for further processing.

Iron Making

Prepared iron ore raw materials (sinter and pellets) and coke are used for hot metal production. Coke and natural gas serve as fuel for the blast furnaces. Coke-oven gas, together with top gas from the blast furnaces, is used as fuel for the heating of stoves. Sinter, pellets and coke are mixed and added into a blast furnace from the top using skips. Fuel combustion, reduction of iron from oxides, carbonisation of iron with partial reduction of silicon and manganese, melting of all components of burden and slag-making all occur inside a blast furnace.

Hot metal is tapped into hot metal transfer ladles and delivered to the steel making machinery to be converted into steel. Hot metal can also be delivered to a pig iron casting machine that produces pig iron for sale as a semi-finished product. Slag from blast furnaces is fed to slag processing units, where part of the slag is granulated in granulating units and the rest is processed into crushed rock and slag sand.

At many steel plants, top gas produced in the blast furnaces during the iron making process is also used as a fuel for stoves, coke ovens, boilers, rolling mills and for other purposes.

Steel Making

Steel is produced from raw materials using one of three production techniques.

Oxygen converter process. The oxygen converter process is based on the interaction of process oxygen (practically pure oxygen) with impurities in liquid hot metal. Scrap and hot metal are charged into the vessel and oxygen is then blown via a lance into the vessel, oxidising carbon and other impurities (silicon, manganese, etc.). Metallurgical lime and fluor-spar are fed into the vessel to form slag, which absorbs impurities during the steel making process. The oxygen converter process is generally the most modern and efficient means by which to produce large volumes of high-quality steel.

Electric arc furnaces. Electric arc furnaces produce steel by applying heat generated by electricity arcing between graphite electrodes and a metal bath. The main components of the electric arc furnace are a furnace shell with a tapping device and work opening and a removable roof with electrodes and a tilting device. The steps in the electric arc furnace production process consist of charging, melting, oxidising or purifying, deoxidising or refining. The charge includes scrap, iron ore, fluxes (lime, fluorspar), reducing agents (carbon) and ferroalloys. Further scrap may be added after the ignition of the electric arc and melting. Temperatures in the electric arc furnace may reach as high as 3,500° C in order to melt alloying components that are otherwise difficult to melt. During the refining stage, iron oxides contained in the slag react with the carbon of the bath, which has the effect of rinsing away impurities. The metallurgical process of the oxidisation and reduction phases can be replaced by secondary metallurgical treatment further downstream in the production process.

Open hearth process. Steel is produced in the open hearth process by melting scrap and hot metal on the hearth of a combustion reverberating furnace bath. Scrap, flux and ore are charged into the furnace prior to heating. Fuel is burned in the furnace and the heat necessary to melt the raw materials is provided by radiation from the burning fuel. Hot metal is charged and slag is formed and flushed. During melting, the oxidisation of carbon and other impurities (such as silicon and manganese) takes place. Metallurgical lime, fluor-spar and brickbats are used to form slag, which absorbs impurities during the steel making process. Open hearth furnaces are disadvantaged by relatively high operating costs due to high levels of

energy consumption, high levels of pollutants and relatively low productivity. Open hearth furnaces are also less well suited for continuous casting than oxygen converters or electric arc furnaces, and as a result open hearth furnaces generally work through the less efficient ingot casting process. For a number of years, the general trend worldwide has been for open hearth furnaces to be replaced by more efficient and environmentally cleaner oxygen converters and electric arc furnaces.

Steel Rolling

Cast steel is a relatively weak mass of coarse uneven metal crystals or "grains". Rolling the steel makes this coarse grain structure re-crystallise into a much finer grain structure, giving greater toughness, shock resistance and tensile (stress) strength. Rolling is also the main method used to shape steel into different products. The rolling process consists of passing the steel between two rolls revolving at the same speed but in opposite directions. The gap between the rolls is less than the thickness of the steel being rolled, resulting in the steel being reduced in thickness and, at the same time, lengthened. In addition to hot rolling, in which the steel is rolled at a high temperature, steel may also be rolled at ambient temperatures, resulting in a different set of properties.

Mining Industry

Iron Ore

Overview

The global iron ore industry is characterized by a high degree of consolidation, with BHP Billiton, CVRD and Rio Tinto accounting for approximately 70% of the global seaborne iron ore trade. The major iron ore producing countries are Australia, Brazil and China. Several development projects in Australia, Brazil and South Africa are expected to increase global production.

Iron ore production costs have declined in recent years, largely due to productivity enhancements. Freight rates remain a major cost constraint, comprising approximately half of total costs, according to Metal Bulletin, and helping to maintain the regional segregation of the industry. Iron ore prices increased significantly during 2004, reflecting strong global demand, and according to industry analysts are expected to rise further during 2005 and to remain high for the next several years.

The following table sets forth iron ore production by country or region for 1997 through 2003.

	1997	1998	1999	2000	2001	2002	2003
				(million tonnes)			
China	269	222	237	224	217	231	261
Brazil	188	183	189	209	210	225	246
Australia	158	153	154	168	181	187	213
India	69	72	70	76	82	94	106
Russia	71	72	82	87	83	84	91
Ukraine	53	51	47	56	55	59	62
United States	63	63	58	63	46	52	48
EU	24	23	21	22	21	22	24
Other Asia[1]	3	3	3	2	2	3	2
Other non-CIS Europe[2]	7	6	6	6	6	6	5
Other	158	158	150	160	132	155	172
Total	**1,063**	**1,006**	**1,017**	**1,073**	**1,035**	**1,118**	**1,230**

Source: International Iron and Steel Institute

Notes:

(1) Excludes China and India.

(2) Excludes EU member states.

Historically, Europe, Japan and China have been the major iron ore consumption centers, but areas such as the CIS, South Korea and Thailand have recently exhibited higher growth rates as the European and Japanese markets have matured. Following an economic slowdown in 2001 and corresponding reduction in iron ore demand, markets rebounded in 2002, with China and certain CIS countries showing significant increases in demand in connection with increases in steel production in these countries.

The major exporting countries of iron ore globally include Australia, Brazil and India, and the major importers are major steel producing countries: China, Japan and South Korea.

Russian market

Total iron ore production in Russia in 2004 was approximately 93 million tonnes. Total iron ore exports were over 19 million tonnes, and total imports exceeded 10 million tonnes. Imports to Russia are generally limited by high transportation costs and the lack of port facilities in the Far East and on the Black Sea that are capable of handling large sizes of ore carrying vessels. Russian iron ore production is highly concentrated, and the three largest producers accounted for approximately 54% of total iron ore production in Russia in 2004. Russian steel producers have increasingly sought to acquire control of iron ore production assets, and attained control over nearly all of the major Russian producers of iron ore by the end of 2004. For example, during 2004, Evraz acquired control of KGOK, NLMK acquired control of Stoilensky GOK, and Ural Steel acquired control over Mikhailovsky GOK. Production of iron ore in Russia is concentrated in the Kursk region (55%), the Northwest district (18%) and the Urals district (15%). Iron ore produced in Russia is mainly magnetite, not hematite, which is common in Australia and Brazil.

Total iron ore feed consumption of Russian steel mills in 2004 consisted of concentrate (61%), pellets (33%) and sinter (6%).

Producers

The following table presents production of iron ore products by the largest Russian producers of iron ore in 2004:

Company	Concentrate	Pellets	Sinter	Other	Affiliated steel producer
		(thousand tonnes)			
Mikhailovsky GOK	7,103	8,803	—	2,158	Ural Steel
Lebedinsky GOK	9,219	8,174	—	993	Ural Steel
Stoilensky GOK	10,931	—	—	1,652	NLMK
KGOK	14	5,597	2,829	—	Evraz
Evraz Ruda[(1)]	7,703	—	—	—	Evraz
Karelskiy Pellet	—	7,462	—	—	Severstal
Kovdorsky GOK	5,337	—	—	—	—
Korshunovsky GOK	3,736	—	—	—	Mechel
Olkon	3,602	—	—	—	Severstal
VGOK	—	—	2,918	—	Evraz

Source: Rudprom

Note:

(1) Represents production of "Siberian Producers" as reported by Rudprom less production attributable to an entity not affiliated with Evraz Ruda.

Production process

Approximately 90% of iron ore mined in Russia is extracted by open-pit methods, and the balance from underground mines. After extraction, the ore is processed further in order to increase its iron concentration. The iron ore is then crushed to a powder-like consistency, and iron-rich particles are separated from the waste rock by magnetic separation to produce iron ore concentrate. This concentrate is then formed into pellets or sinter that is suitable for use as blast furnace feed.

Sinter production. To produce sinter, iron ore, iron ore concentrates and iron-bearing materials (blast furnace dust, screenings of sinter and pellets, scale, waste and slime), flux (limestone) and coke breeze are weighed and mixed to form sinter burden. This sinter burden is then granulated and laid in two layers in sinter machines. The sinter burden becomes sinter at temperatures of 1,070° - 1,200° C through the combustion of carbon from the coke breeze, while air is simultaneously drawn through the sinter burden by means of exhausters. After crushing, screening and cooling the sinter is ready for delivery to blast furnaces.

Pellet production. In producing iron ore pellets, concentrate is mixed with water and other additives, such as magnetite ore. The resulting slurry is dried, mixed with binding agents and baked at approximately

1,300° C. After the pellets have been screened and undersized material removed, they are prepared for use in blast furnaces.

Coal

Overview

Coal may be divided into steam (thermal) coal and coking (metallurgical) coal. Steam coal is used in electricity generation and industrial applications, while coking coal is used to manufacture coke for use in steel manufacture and other metallurgical applications. Coking coal swells when heated in coke ovens to produce hard coke, which characteristic is essential in steel making operations. Approximately 400-500 kilograms of coke is used per tonne of steel produced. Coke is supplemented by the direct injection of pulverized coal, or PCI, at rates of 100-200 kilograms per tonne of steel. PCI uses less expensive steam and semi-soft coking coal to reduce costs.

In recent years, the global coal industry has consolidated, partly as a result of oil companies and other non-mining companies exiting the sector. The top five export coal producers (Anglo-American, BHP Billiton, Drummond, Rio Tinto and Xstrata) now produce 40% of total internationally traded volumes, with the top ten producers controlling approximately 60% of the total traded coal market. As a result of this concentration, coal suppliers have gained more pricing power.

Russian Market

Russia has the world's second largest coal reserves, after the United States. Its proven coal reserves total approximately 157 billion tonnes, accounting for 16% of the world's proven coal reserves. In 2004, Russia produced 283 million tonnes of coal, of which approximately 74% was steam coal and the balance was coking coal. Approximately 70% of Russia's coking coal production capacity was owned by or affiliated with Russian steel producers in 2004.

Coal production in Russia is concentrated in the Kuznetsk Basin and the Kansko-Achinskii Basin, which are east of the Ural mountains and together accounted for approximately 68% of Russia's total coal production in 2004.

Exports of coal from Russia have increased over the past several years. In 2004, Russian companies exported approximately 79 million tonnes of coal, a 32% increase from 60 million tonnes in 2003.

Producers

The following table presents production by major Russian coal producers in 2004:

Company	Steam coal production	Steam coal share of total production	Coking coal	Coking coal share of total production	Total	Total share of production
	(thousand tonnes)	(%)	(thousand tonnes)	(%)	(thousand tonnes)	(%)
OAO SUEK	78,237	37.6%	—	—	78,237	27.7%
OAO UK Kuzbassrazrezugol	34,139	16.4%	5,222	7.0%	39,361	13.9%
OAO OUK Yuzhkuzbassugol[1]	4,081	2.0%	14,005	18.8%	18,086	6.4%
OAO UK Yuzhni Kuzbass	6,316	3.0%	9,318	12.5%	15,634	5.5%
Raspadskaya[2][3]	—	—	9,721	13.0%	9,721	3.4%
OAO Yakutugol	3,958	1.9%	5,430	7.3%	9,388	3.3%
OAO Vorkutaugol	373	0%	7,117	9.5%	7,490	2.6%
Others	81,117	39.1%	23,741	31.8%	104,859	37.1%
Total	**208,221**	**100.0%**	**74,554**	**100.0%**	**282,775**	**100.0%**

Source: Rosinformugol

Notes:

(1) Under common control with Evraz.

(2) Accounted for in Evraz's consolidated financial statements on the equity basis.

(3) Total production at the Raspadskaya site, including from assets that are not part of Evraz's joint venture.

Production process

Approximately 64% of Russian coal is mined through open pit mining, and the balance through underground mining. At surface mines, a combination of shovels and draglines is used for moving coal and overburden after drilling and blasting. Production at underground mines in Russia is predominantly from longwall mining. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and beneficiated. Coking coal is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities that use it in boilers to generate steam used in producing electricity.

DESCRIPTION OF BUSINESS

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest Russian producer of long products and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore products in 2004, and Evraz Ruda, which was then under common control with Evraz and was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore products. Most of Evraz's iron ore products are used in its steel making operations. Evraz's total consolidated revenues in 2004 amounted to U.S.$5,924.6 million, compared to U.S.$2,132.6 million in 2003.

Evraz's principal assets are:

- Three steel plants: OAO Nizhny Tagil Iron and Steel Plant, which is located in Nizhny Tagil, Sverdlovsk region; OAO West Siberia Iron and Steel Plant, the largest steel plant in Siberia and the eastern-most steel plant in the Russian Federation, located near Novokuznetsk, Kemerovo region; and OAO Novokuznetsk Iron and Steel Plant, located in Novokuznetsk;
- Three iron ore mining and processing facilities: OAO Kachkanarsky Mining and Metallurgical Complex, which is located in Sverdlovsk region near NTMK; OAO Evraz Ruda, which operates mines in Kemerovo region, the Republic of Khakassia and South Krasnoyarsk Krai and which Evraz acquired in March 2005; and OAO Vysokogorsky Mining and Metallurgical Complex, which is located in Sverdlovsk region near NTMK;
- Two coal mines: OOO Mine 12, which is located in Kemerovo region near ZapSib and NKMK and produces coking coal and steam coal, and which Evraz acquired in March 2005; and OAO Neryungri Ugol, which is developing coking coal deposits in the Republic of Sakha (Yakutia) and that is expected to commence production in 2006; and
- Trading and logistics assets, including OAO Nakhodka Sea Port, one of the largest ports in the Russian Far East and through which Evraz ships most of its exports.

Evraz also holds a 47.7% interest in ZAO Raspadskaya, a coking coal mine located in Kemerovo region that is accounted for on the equity basis in the Consolidated Financial Statements. In January 2005, Evraz was announced as the winner in a privatisation tender for assets of AO Chiaturmanganum, a manganese ore producer, and AO Vartsikhe GES, a hydroelectric power plant, both of which are located in Georgia. Pursuant to an agreement entered into in May 2005 with the Government of Georgia and shareholders of Zestafoni Ferroalloy Plant, also located in Georgia, these assets are to be acquired by Evraz and Zestafoni's shareholders from the Government of Georgia and contributed into a newly established joint venture with shareholders of Zestafoni (who are contributing 70.81% of the shares in Zestafoni). Evraz is to own a 63.08% interest in the joint venture, which is expected to be created by July 2005.

The following chart presents Evraz's organisational and operational structure.



Evraz Group (1)
Mastercroft (100.0%)
Steel
Iron Ore
Coal
Trading and Logistics
NTMK (80.4%)
NKMK (94.0%)
ZapSib (95.1%)
Vysokogorsky GOK (82.0%)
Kachkanarsky GOK (84.4%)
Evraz Ruda (100.0%)
Mine 12 (100.0%)
Neryungri Ugol (100.0%)
Raspadskaya(2) (47.7%)
Ferrotrade Limited (100.0%)
TH Evraz Holding (100.0%)
Nakhodka Sea Port (85.9%)
Evraztrans (76.0%)

Notes:

(1) Ownership interests represent Evraz's effective interest subsequent to the acquisition of the 4.17% minority stake in Mastercroft Limited, which is expected to be completed on 2 June 2005, and purchases of an additional 0.48% of the shares of ZapSib through May 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company". The chart does not take into account the acquisition of a further 10.7% in NTMK, agreed on 17 May 2005. Following the acquisition, Evraz's effective interest in NTMK will be 91.14%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions prior to 2002—Nizhny Tagil Iron and Steel Plant".

(2) Accounted for on the equity basis.

Evraz was founded in 1992 as the limited liability company "Evroazmetall" ("EvrazMetal"). EvrazMetal was established by a group of Russian scientists and engineers led by Alexander Abramov (the "Original Group"), and specialised in marketing metal products and supplying raw materials and equipment to Russian and Ukrainian mining and metallurgical enterprises. In 1995, EvrazMetal and its affiliates expanded their operations into trading on international markets in partnership with Duferco S.A., an international metals trading company.

In the mid-1990s, major metals traders on the Russian market (including the Original Group), as part of their trading activity, financed production at the steel plants (including NTMK and ZapSib) from which they bought steel. As a result, these traders became the largest creditors of both NTMK and ZapSib. In 1997, a group of creditors and the management of NTMK agreed on a debt-to-equity swap, as a result of which the Original Group, Duferco S.A. and ZAO Interural (another metals trading company) became NTMK's major shareholders. The shares owned by Duferco S.A. and ZAO Interural were subsequently bought out by Evraz.

Evraz continued to make additional acquisitions, and by 2002 had become a conglomerate of steel and mining assets. At the end of 2002, Evraz's management initiated a multi-stage reorganisation in order to

arrange all of the companies of Evraz into a structure that would improve the legal and financial transparency of the group (in particular, to create a more transparent ownership structure and to facilitate financial reporting) and to facilitate access to international financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions". As a result of this reorganisation, which culminated in the creation of the Company as the holding company for Evraz's assets, Evraz has adopted its present structure.

Competitive Strengths

Dominant producer of long products in Russia: As noted above, Evraz is the largest producer of steel in Russia, the largest Russian producer of long products and among the fifteen largest steel producers globally. Evraz is the leading producer in the Russian railway products sector with an estimated nearly 100% market share in rails (by volume) in 2004 (as well as an estimated 27% market share in wheels). In the Russian construction sector, Evraz estimates that it had an 86% market share in H-beams and a 48% market share in channels in 2004, all in terms of volume, giving Evraz a strong competitive position as a full-product range producer in the domestic construction steel market. These market sectors are experiencing high levels of demand growth in Russia and there is relatively limited competition from other Russian producers, which primarily focus on producing flat products.

Vertically-integrated business: As a vertically-integrated steel producer, Evraz's exposure to high and variable raw material prices is limited by its significant internal sources of raw materials. Evraz is a large iron ore producer, sourcing approximately 73% of its iron ore requirements in 2004 from its own mining segment (including full-year supplies from KGOK, which was acquired in May 2004, and supplies from Evraz Ruda, which was acquired in March 2005) and with capacity from these operations sufficient to cover 86% of its iron ore requirements in 2004. Substantially all of the mining segment's iron ore products are produced from iron ore mined by Evraz. Evraz also obtains significant quantities of coking coal from its equity investee Raspadskaya and affiliate Yuzhkuzbassugol, which together supplied approximately 69% of Evraz's total coking coal requirements in 2004 (these companies, together with the recently acquired Mine 12, in aggregate produced approximately 158% of these requirements). Evraz sells the iron ore products that it does not consume internally to third parties.

Low cost producer: Russia is the one of the lowest cost regions for steel production, enabling Evraz to benefit from some of the lowest production costs in the steel industry worldwide. Moreover, its favourably located mining operations enable Evraz to obtain a stable supply of raw materials on the basis of relatively low transport costs. In addition to these cost advantages, as the largest producer of steel in Russia Evraz benefits from economies of scale in production and negotiating power with its suppliers. In order to maintain its cost competitiveness, Evraz has made and continues to make significant capital expenditures in upgrading its facilities to increase productivity and yield.

Strong positions in high growth steel markets: Evraz has a leading market position in products with strong growth profiles in Russia, such as construction and railway products. The construction sector has grown faster than GDP in Russia in recent years, and continues to do so, resulting in significant growth in demand for steel products. Evraz also expects demand for its principal railway products (rails and wheels) to increase significantly as the Russian railroad network is upgraded following a long period of underinvestment, particularly in light of a capital expenditure programme of approximately U.S.$21 billion from 2005 through 2007 announced by Russian Railways focused primarily on upgrading and refurbishment of infrastructure and rolling stock. Evraz is also well-positioned in the growing east and southeast Asian markets for billets and slabs as a result of the location of its production facilities and its ownership of Nakhodka Sea Port on Russia's Pacific coast.

Attractive and growing mining business: Evraz has a strong asset base in iron ore, making Evraz the second largest iron ore producer in Russia, as well as an equity interest in a major coking coal producer and other coal assets. Evraz has sought to increase its sales of iron ore to third parties and expects to begin selling coking coal to third parties, as well as to reduce its dependence on outside suppliers of raw materials through both organic growth and additional acquisitions. Evraz is also among the largest producers of vanadium slag globally.

Dynamic and experienced management team: Evraz's management team has a proven track record in managing operations under its control and turning around newly acquired underperforming assets,

including Evraz's major production facilities. Evraz's senior management team combines extensive industry and marketing experience with financial and management expertise, and its newly-formed board of directors includes individuals who have been involved in Evraz's business as well as three internationally experienced non-executive directors.

Strong financial performance: As an integrated low-cost steel producer that has invested substantially in modernising its operations, Evraz has benefited from the improved market environment in recent years and generated strong cash flows and returns, resulting in net cash flow from operating activities of U.S.$957 million and an Adjusted EBITDA margin of approximately 33.8% in 2004. Evraz is in a strong financial position, illustrated by its Net Debt to Adjusted EBITDA ratio of 0.51 at the end of 2004. Evraz believes that its strong cash flows, margins and financial position will help it to maintain and grow its business.

Strategy

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors, and to expand its presence in export markets for semi-finished products and in the production and sale of iron ore and coking coal. Evraz intends to pursue this strategy by enhancing its margin profile, achieving superior growth and expanding its mining platform as set out below.

Enhance Margin Profile

- **Realisation of synergies from recent acquisitions and continued capital expenditure-driven efficiency improvements in order to retain Evraz's position as one of the most cost efficient integrated steel making and mining groups worldwide.** Evraz's management believes that producing low-cost steel products is essential to ensure the competitiveness of its plants. In the short to medium term Evraz intends to realise synergies from the integration of recent acquisitions by rationalising production across its plants and making selective investments in improved production technology, such as increasing the use of continuous casting in its steel production, ongoing blast furnace refurbishments and closure of open hearth furnace production facilities. In support of these objectives, Evraz has planned U.S.$411 million in capital expenditure in respect of its steel segment in 2005 and a further U.S.$550 million from 2006 through 2010.

- **Enhance product mix to expand Evraz's position as a competitive exporter of semi-finished products.** Evraz's management believes that semi-finished products will continue to offer the best export opportunities for Evraz, as these products generally are not subject to protective trade measures. Evraz is also seeking to increase the proportion of slabs in its export mix, as it believes that slab export markets offer it strong long-term growth prospects and potentially greater margins than billet export markets. As a result, Evraz has made significant investments in expanding its continuous slab-making capacity in order to become a flexible manufacturer capable of delivering a wide range of slab sizes and specifications to customers, and it expects the share of slabs in its exports to increase through 2007. Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by 2006.

Achieve Superior Growth

- **Capture domestic growth.** Evraz intends to leverage its leading position in Russia's construction sector, which, as noted above, has grown and continues to grow faster than GDP in Russia. Evraz intends to develop its own distribution network to capture incremental margin on its construction sector sales in Russia and to foster higher market share retention. In particular, Evraz intends to focus on selling higher value-added products, such as beams and channels, strengthening its position as a leading full-range supplier to the Russian construction industry. In the railway sector, Evraz intends to capitalise on its position as a dominant supplier to Russian Railways in light of Russian Railways' announced capital expenditure program, for example building on recently completed improvements to its wheel-making facilities that increased annual production capacity by approximately 40%, to 630,000 units (approximately

250,000 tonnes) annually. Evraz plans to continue making selective investments in quality upgrades and product range expansion to maintain its dominant position in railway products.

- **Developing markets outside Russia.** Evraz intends to achieve growth by capturing additional margins through focused acquisitions of re-rolling and other complementary assets outside Russia, which can be supplied by its fast growing slab production capacity. As part of this strategy, Evraz has recently entered into a non-binding memorandum of understanding to acquire Palini, a producer of steel plate products that is located in Italy and submitted a preliminary non-binding bid for Vitkovice Steel, a rolling mill that is being privatised by the government of the Czech Republic. Evraz is also considering further acquisitions of steel production assets in the CIS.

Expand Mining Platform

- **Enhance profitability and security of supply through vertical integration.** Evraz is seeking to increase its iron ore and coking coal production in order to enhance its margins on sales of steel products. To accomplish this objective, Evraz plans to intensify production from its existing iron ore and coking coal reserves through capital expenditures targeted at improving production capacity and efficiency. In addition, Evraz intends to expand its mining asset base through acquisitions of additional subsoil licences as well as through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. In the coal sector, Evraz may seek to increase its interest in Raspadskaya and to acquire Yuzhkuzbassugol, should the opportunities arise.

- **Drive growth through increased sales of mining products to third parties.** Evraz intends to increase its sales of iron ore and coking coal to third parties in order to benefit from favourable market conditions for these products and to develop capabilities for exporting coking coal. Evraz is currently developing a greenfield mine for high quality coking coal, Neryungri Ugol, in eastern Siberia that will focus on third party sales to Asian markets and that is expected to start operations in 2006 and have an annual output of approximately three million tonnes by 2008. Evraz plans to pursue further such opportunities and acquisitions.

Steel Business

Evraz conducts its steel business primarily through NTMK, ZapSib and NKMK. In 2004, it sold 13.1 million tonnes of steel, with consolidated segment sales revenue of U.S.$5,754.8 million in 2004, an increase from U.S.$2,052.4 million in 2003.

Products

The table below shows Evraz's consolidated sales of its principal steel products in 2004, 2003 and 2002.

	Year ended 31 December					
	2004		2003		2002	
	Volume	Percentage	Volume	Percentage	Volume	Percentage
	(thousand tonnes, except percentages)					
Product						
Construction sector, of which	**3,030**	**23.1%**	**3,089**	**28.6%**	**2,637**	**27.4%**
Rebars	1,372	10.5%	1,471	13.6%	1,331	13.8%
H-beams	966	7.4%	852	7.9%	634	6.6%
Channels	434	3.3%	470	4.3%	443	4.6%
Angles	258	2.0%	296	2.7%	229	2.4%
Railway sector, of which	**1,426**	**10.9%**	**812**	**7.5%**	**669**	**6.9%**
Rails	1,048	8.0%	481	4.4%	413	4.3%
Wheels	147	1.1%	179	1.7%	169	1.8%
Other	231	1.8%	152	1.4%	87	0.9%
Mining sector, of which	**260**	**2.0%**	**259**	**2.4%**	**204**	**2.1%**
Grinding balls	201	1.5%	182	1.7%	135	1.4%
Mine uprights	59	0.4%	77	0.7%	69	0.7%
Other finished products, of which	**1,621**	**12.4%**	**1,265**	**11.7%**	**1,055**	**10.9%**
Wire rod and rounds	793	6.0%	801	7.4%	772	8.0%
Wire	192	1.5%	208	1.9%	202	2.1%
Plates	425	3.2%	116	1.1%	0	0.0%
Other	211	1.6%	140	1.3%	81	0.8%
Semi-finished products, of which	**6,776**	**51.7%**	**5,389**	**49.8%**	**5,074**	**52.6%**
Billets	3,441	26.2%	2,895	26.8%	3,205	33.3%
Slabs	1,437	11.0%	1,337	12.4%	1,130	11.7%
Pig iron	1,061	8.1%	263	2.4%	47	0.5%
Pipe blanks	670	5.1%	839	7.8%	654	6.8%
Blooms	167	1.3%	55	0.5%	38	0.4%
Total	**13,111**	**100.0%**	**10,816**	**100.0%**	**9,640**	**100.0%**

In Russia, Evraz sells the majority of its steel products to the construction, railway, mining and pipe manufacturing industries. Evraz adjusts its product mix on a monthly basis depending on the demand and profitability of particular products.

In addition to its steel products, Evraz sells various by-products produced during the steel making process, such as vanadium slag produced at NTMK, and coke. Evraz sold approximately 8,883 million tonnes of vanadium slag in 2004. Evraz sells vanadium slag primarily to TulaVanady, a Russian slag converter, as well as to customers in China.

Construction sector

Evraz's principal products for the construction sector include rebars, H-beams, channels, and angles. The Russian construction sector has exhibited growth rates in excess of Russian GDP growth since 2001.

Rebars. Evraz produced approximately 40% of the total volume of rebars produced in Russia and accounted for approximately 25% of the total sales volume of rebars in Russia in 2004. Mechel's sales of rebars in Russia in 2004 were similar to Evraz's, and Severstal and MMK together accounted for less than 15% of the total sales volume of rebars in Russia in 2004. Rebars are a commodity product, and market share depends primarily on price. Sales volumes of rebars have in recent years generally been driven by strong demand from the Russian construction sector.

H-beams. Evraz is the dominant producer of H-beams in Russia, and in 2004 accounted for approximately 86% of total sales volumes of H-beams in Russia. Approximately 60% of total sales of H-beams in Russia in 2004 by volume consisted of varieties of which NTMK is currently the only Russian producer. Evraz's main competitors for sales of H-beams in Russia are Azovstal (located in Ukraine) and MMK. Evraz's main export markets for its H-beams are China, Vietnam and the Philippines.

Channels. Evraz produces channels at NTMK and ZapSib, and accounted for approximately 48% of the total sales volume of channels in Russia in 2004. The balance is supplied by MMK, Severstal and Ukrainian producers (approximately 20%), providing the greatest competition for Evraz in the southern and northwestern and Ural regions of Russia.

Angles. Evraz produced approximately 23% of the total volume of angles produced in Russia and approximately 19% of the total volume of angles sold in Russia in 2004. Evraz, MMK, Severstal and Ukrainian producers are the major producers of angles sold in the Russian Federation.

Railway sector

Evraz's products for the railway sector include rails, wheels, rail fasteners, rough tyres, axle blanks and railcar uprights. Evraz sells railway products primarily to Russian Railways, which in 2004 accounted for approximately 7% of Evraz's total sales revenue. Evraz accounted for nearly 100% of sales of rails in Russia in 2004. Russian Railways has over 85,000 kilometres of track, 635,000 freight cars and 42,000 passenger cars, making it one of the world's largest railway system operators. In light of the significant under-investment in the Russian railway system in the past and announced plans by Russian Railways to invest nearly U.S.$21 billion in its network from 2005 through 2007, including U.S.$12.5 billion on infrastructure and U.S.$4.5 billion on rolling stock, Evraz expects significant demand for its railway-related products in the next several years. Prices for Evraz's railway products must be agreed with Russian Railways.

Rails. Evraz produces rails at NTMK and NKMK, which are the only producers of rails in Russia and currently the only suppliers to Russian Railways. Russian Railways under-invested in railway infrastructure in the 1990s and there is currently a backlog in replacement of rails. Largely as a result of this backlog (in addition to the consolidation of NKMK), Evraz's total sales of rails have increased in recent years. Russian Railways is the primary customer for Evraz's rails, accounting for approximately 51% of its total Russian and CIS sales of rails by volume in 2004 (79% of its total Russian sales of rails by volume in 2004). The remainder of Evraz's sales are to the growing industrial sector for internal transportation systems, and a small proportion are sold to urban transport authorities.

Wheels. Evraz produces railway wheels at NTMK. NTMK and Vyksunsky Metallurgical Plant (located in the Nizhny Novgorod region) are the only manufacturers of railway wheels in Russia, and in 2004 Evraz accounted for approximately 27% of wheels sold in Russia. Evraz is currently considering opportunities to export wheels to western Europe and other markets. During 2004, Evraz completed an upgrade of the wheel mill at NTMK, which will enable increased production volumes and higher-quality products. See "Production Facilities—NTMK—Investment Programme—Wheel-rolling mill".

Other. Evraz also produces other railway products, including rough tyres, railcar uprights, axle blanks and rail fasteners. Evraz accounted for over 90% of sales of sales of rail fasteners, railcar uprights, Z sections, axles and rail fasteners in Russia in 2004.

Mining sector

Evraz's major product for the mining sector is grinding balls, and it also produces mine uprights. Evraz sells grinding balls primarily to ore enrichment plants. Its major customer is Mikhailovsky GOK, which is located in the Kursk region in central Russia, as well as Norilsk Nickel and Evraz's own mining operations.

Other finished products

Wire rod and rounds. Round rolls include wire rod and other round rolls. In Russia, Evraz sells wire rod, accounting for approximately 43% of the total sales volume (excluding sales of wire rod producers to integrated hardware plants) and other round rolls, accounting for approximately 15% of the total sales volume. Exports consist almost exclusively of wire rod and in 2004 were primarily to customers in China, the Philippines and Taiwan.

Other products. Evraz sells wire almost exclusively to the Russian market, as well as small volumes of plates and other products.

Semi-finished products

Pipe blanks. Evraz sells pipe blanks to pipe manufacturers for finishing. Sales of pipe blanks have generally increased in recent years due to increased demand from Evraz's major customers for pipe blanks, largely as a result of increased demand for finished pipe in the oil and gas sector combined with a decline in the competitiveness of Evraz's principal competitors, Oskolsky Metallurgical Plant and Ural Steel, resulting from increases in transportation costs. Evraz expects that the construction and maintenance of oil and natural gas pipelines will continue to result in stable demand for pipe blanks.

Other semi-finished products. Evraz sell other semi-finished products, including billets, slabs and blooms, primarily to its export markets. The majority of Evraz's sales have historically been of billets, but Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by 2006. Evraz believes that the increased emphasis on slab production provides more flexible and stronger long-term growth prospects, evidenced in part by a price premium over billets that increased significantly in 2004 in comparison to historical averages, and that increased further in the first quarter of 2005. Evraz's slab production capacity can, if warranted by market conditions, be redeployed to the production of billets. Evraz also sells pig iron, resulting from its current excess iron production capacity. In 2004, Evraz sold billets primarily to customers in Taiwan, Thailand and the Philippines; slabs primarily to customers in China, Taiwan and Thailand; and pig iron primarily to customers in China, South Korea and Taiwan. Evraz also ships small volumes of pig iron to customers in Russia.

Marketing and Distribution

Evraz generally seeks to focus its sales on the Russian market, subject to relevant market conditions. Its sales in Russia are typically of finished products, which generally provide higher margins than are available from sales of semi-finished products. Moreover, Evraz has a dominant market position in Russia in many of its primary product markets. Evraz's sales in Russia are denominated in rubles, as are most of Evraz's production costs, limiting Evraz's exposure to fluctuations in exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Exchange and Interest Rate Risk". In 2004, sales in Russia and the CIS accounted for 46% of Evraz's consolidated steel sales volume and 54% of its consolidated steel segment revenue, as compared to 49% of its consolidated sales volume and 70% of its consolidated steel segment revenue in 2003.

The following table summarises Evraz's steel segment sales in 2004, 2003 and 2002.

	Year ended 31 December					
	2004		2003		2002	
	(thousand tonnes)	(thousands of U.S. dollars)	(thousand tonnes)	(thousands of U.S. dollars)	(thousand tonnes)	(thousands of U.S. dollars)
Sales (excluding intersegment sales)						
Russian and CIS sales	6,021	3,122,158	5,308	1,446,209	4,424	945,000
Non-CIS export sales	7,090	2,632,596	5,508	606,200	5,216	567,077
Total	**13,111**	**5,754,754**	**10,816**	**2,052,409**	**9,640**	**1,512,077**
Intersegment sales	**53**	**54,287**	**3**	**7,680**	**1**	**4,142**

Russian and CIS sales

Evraz's customers in Russia are located throughout the country, with major economic centres being the most important markets. Russian Railways in Evraz's most significant customer in Russia, accounting for 17% of Evraz's total steel sales volume in Russia and the CIS and approximately 7% of Evraz's total revenue. Total sales in 2004 to customers in Moscow and the Moscow Region were approximately 772 thousand tonnes, and sales to customers in western Siberia and the Urals amounted to 668 thousand tonnes and 383 thousand tonnes, respectively. As Evraz's construction products in particular are commodity products, sales are heavily influenced by price, including transportation costs. Transportation costs for sales within Russia from the steel plant to the designated delivery point are generally paid by Evraz's customers. While Evraz has adopted a pricing strategy that seeks to account for differences in

transportation costs as compared to its principal competitors, it tends to have its strongest market position in its commodity steel products closer to its steel making plants. Delivery terms for Russian sales are generally FCA (free carrier) to railway stations located adjacent to the steel plant site (in the case of NTMK and ZapSib) or nearby (in the case of NKMK, which ships from the same railway station as ZapSib).

Evraz also exports a small proportion of its production to other CIS countries. Total CIS export sales in 2004 amounted to approximately 0.4 million tonnes, unchanged from 2003.

Evraz conducts its Russian and CIS sales through its wholly-owned trading company TH Evraz Holding. Most sales of non-railway products, except pipe blanks, are made to independent regional distributors and "stockists", who sell a range of products in smaller lots to end consumers. Prior to 1 April 2005, rails and other railway products were sold on behalf of Evraz by its agent OAO Ferrotranstrade ("Ferrotranstrade"), which is under common control with the Company. From 1 April 2005, Evraz has ceased to use Ferrotranstrade as its agent, and has transferred responsibility for future sales to its subsidiary TH Evraz Holding. Russian Railways is the principal customer for Evraz's rails and most other railway products. The majority of Evraz's sales agreements require prepayment.

Railway products are sold to Russian Railways based on annual agreements that require payment on delivery. In December 2004, Evraz concluded new framework cooperation agreements with Russian Railways with respect to the supply of rails, wheels and other railway products from 2004 through 2010. Evraz committed to reconstruct its wheel rolling mill at NTMK; to reconstruct its rail mills at NTMK and NKMK to meet the requirements of Russian Railways; and to transport minimum volumes of products on the Russian railways network. Russian Railways committed to make annual purchases of rails, wheels and other railway products of specified minimum volumes; to assist NTMK in improving production technologies and quality; and to provide transportation services. According to these non-binding agreements, prices and quantities for the supply of railway products are to be specified in annual delivery contracts, with Evraz entitled to receive a price premium for technological improvements resulting in improved wheel quality.

The following table sets out Evraz's Russian and CIS consolidated sales product mix in 2004, 2003 and 2002 (by volume):

	Year ended 31 December		
	2004	2003	2002
	(share of total sales volume)		
Semi-finished products, of which	**22.4%**	**27.1%**	**25.5%**
Pipe blanks	11.1%	15.8%	14.8%
Slabs	5.5%	9.1%	7.4%
Other	5.8%	2.2%	3.3%
Finished products, of which	**77.6%**	**72.9%**	**74.5%**
Rails	16.4%	8.2%	8.8%
Rebars	15.3%	16.5%	19.2%
Beams	8.4%	8.4%	7.9%
Wire rod and rounds	7.3%	8.5%	9.0%
Channels	6.7%	8.3%	8.7%
Angles	3.9%	5.4%	4.6%
Other	19.6%	17.6%	16.3%
Total	**100.0%**	**100.0%**	**100.0%**

Export sales

Evraz exports primarily semi-finished products, as well as some finished products, mainly beams and rebars. The semi-finished products Evraz exports have not historically been subject to protective trade barriers. See "Risk Factors—Risks Relating to Evraz—Evraz faces protective trade restrictions in the export of its steel products" and "Industry Overview—Steel Industry—Trade Restrictions". In 2004, Evraz exported 54% of its total steel sales volume, an increase from 51% in 2003. Billets have historically accounted for the largest share of export sales, though the share of contribution of slabs to total exports has been increasing as a result of the installation of additional slab-casting capacity.

Evraz exports its products through its subsidiaries Ferrotrade Limited and its agent East Metals S.A. Prior to October 2003, non-CIS exports were sold by Ferrotrade & Co., an entity under common control with the Company. As a result, Evraz did not capture the entire margin on these sales, but in effect shared them with a related party. Since October 2003, these sales have been made through Ferrotrade Limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions" and "Related Party Transactions".

The principal non-CIS export markets for Evraz are the Far East and the Middle East. The following table sets out the distribution of Evraz's non-CIS consolidated export sales volume by country in 2004, 2003 and 2002:

	Year ended 31 December		
	2004	2003[1]	2002[1]
	(share of total sales volume)		
Taiwan	29%	15%	11%
Thailand	16%	9%	7%
South Korea	10%	8%	4%
China	8%	17%	11%
Philippines	8%	9%	6%
Iran	8%	7%	2%
Vietnam	7%	6%	10%
Hong Kong	5%	7%	6%
Other and unspecified	8%	22%	43%
Total	**100.0%**	**100.0%**	**100.0%**

Note:

(1) Based on records of Ferrotrade & Co., which acted as Evraz's export sales agent prior to October 2003.

Evraz has relationships with more than 200 customers in 20 countries. Evraz's three largest purchasers, Vanomet (Sahaviriya), Investal and Yieh Loong, accounted for approximately 5%, 3% and 3%, respectively, of Evraz's total revenues in 2004. Sales of semi-finished steel products are made primarily on spot markets.

The following table sets out Evraz's consolidated non-CIS export sales product mix in 2004, 2003 and 2002 (by volume):

	Year ended 31 December		
	2004	2003	2002
	(share of total sales volume)		
Semi-finished products, of which	**76.5%**	**71.7%**	**75.7%**
Billets	48.4%	52.4%	60.1%
Slabs	15.6%	15.5%	15.4%
Pig iron	12.5%	3.8%	0.2%
Finished products, of which	**23.5%**	**28.3%**	**24.3%**
H-beams	6.5%	7.4%	5.5%
Rebars	6.4%	10.9%	9.2%
Wire rod and rounds	5.0%	6.4%	7.2%
Plates	3.6%	1.4%	—
Other	2.0%	2.2%	2.4%
Total	**100.0%**	**100.0%**	**100.0%**

Distribution

Evraz's customers in Russia are generally responsible for transportation costs, while for export sales Evraz is responsible for transportation costs from the designated off-take location (Smychka with respect to NTMK and Novokuznetsk Severniy with respect to ZapSib and NKMK) to the relevant port or transport transfer location.

Russia. Within Russia, Evraz ships its products, including sales both to Russian and export customers, primarily by Russian Railways. Tariffs charged by Russian Railways vary based on distance and other factors, and discounts of up to 40% are available when Evraz provides its own railcars, for example in

transporting products from its steel plants to the relevant port or transport transfer location. Evraz's transportation subsidiary Evraztrans provides substantially all of Evraz's transportation services including supplies of raw materials, intragroup transfers and shipments to Nakhodka Sea Port or other export transport transfer locations, Evraztrans owns or leases over 2,000 railcars and rents additional railcars, enabling Evraz to benefit from reduced tariffs when transporting its products by Russian Railways, and in 2004, Evraz made use of such railcars in respect of over 40% of its total volume of rail shipments.

Export. Evraz ships a significant proportion of its export sales through its Nakhodka Sea Port, one of the largest ports in the Russian Far East, and which has an annual capacity of approximately 10 million tonnes. Approximately 59% of Evraz's export volumes were shipped through Nakhodka Sea Port in 2004, an increase from 51% in 2003 and 34% in 2002. Evraz also ships some of its exports through Vladivostok (approximately 24% of total export volumes in 2004) and other Russian ports (primarily Astrakhan and Novorossiysk, which accounted for approximately 6% and 4% of Evraz's total export volumes in 2004, respectively), and ships some exports to end customers directly by rail. During 2004, Evraz purchased four vessels with a total deadweight capacity of 95,000 tonnes, which cover approximately 25% of Evraz's total shipping requirements and which it uses to transport its products from Nakhodka to end customers. The acquisition of these vessels reduced Evraz's exposure to price and capacity fluctuations in the global shipping market.

Market share and competition

Both the Russian and international steel markets are highly competitive. Primary competitive factors include quality and price and the use of new technologies to expand the product range.

The Russian domestic steel market is characterised by high levels of competition for customers, raw materials and capital. While the Russian domestic market for flat products is dominated by MMK, Severstal and NLMK, Evraz maintains the leading position in the Russian market for long products. Its principal competitors in this market are Mechel and Ural Steel. Evraz also faces competition from some Ukrainian steel producers whose product range is similar to that of Evraz. The generally comparable production costs of these Ukrainian companies is offset by higher transportation costs (except to western Russian regions) and the effect of the trade protections established in the Russian Federation that limit imports of certain steel products to Russia. See "Industry Overview—Steel Industry—The Russian Steel Industry—Russian market" and "Industry Overview—Steel Industry—Trade Restrictions".

In its export markets, Evraz's major competitors are low-cost producers of semi-finished products located in Ukraine and Brazil.

Raw Materials

The principal materials used by Evraz in steel production include coking coal, iron ore sinter and pellets, scrap, ferroalloys and refractory materials. As part of its strategy of increasing vertical integration, Evraz has sought to increase the share of these inputs that are obtained from other members of its consolidated group or from affiliates. Concluding such arrangements helps to ensure reliability of supply and helps to provide more stable pricing, and in the case of purchases from other members of its consolidated group also enables Evraz to capture internally the margin on its supplies of these raw materials.

Coking coal and coke

Evraz obtains coking coal primarily from Raspadskaya, in which it holds an equity interest, and Yuzhkuzbassugol, which is controlled by an affiliate of Evraz. See "Related Party transactions". Evraz obtained approximately 69% of its coking coal requirements from Raspadskaya and Yuzhkuzbassugol in 2004. Together with Mine 12, which Evraz acquired in March 2005, production at these sites was sufficient to cover 158% of Evraz's 2004 coking coal requirements. Evraz has purchased selected coal grades from parties other than Yuzhkuzbassugol, Raspadskaya and Mine 12 in order to maximise economic and operational efficiency. See "Mining Business—Production Facilities—Coking Coal".

Coke is the largest cost item in the blast furnace production process. Evraz produces its entire requirements of coke at its steel plants, and also sells some coke to third parties.

Iron ore

Evraz's principal sources of sinter and pellets are its subsidiaries KGOK, VGOK and Evraz Ruda, as well as Mikhailovsky GOK. Including full-year production of KGOK, which was acquired in May 2004, and of Evraz Ruda, which was acquired in March 2005, Evraz's iron ore production in 2004 was sufficient to cover approximately 86% of its total iron ore requirements. ZapSib also operates a sinter plant on site. As it has acquired control over additional iron ore assets, Evraz has sought to increase the share of these operations in its total iron ore consumption. Evraz's steel making facilities consumed a total of 6.9 million tonnes of concentrate, 4.8 million tonnes of pellets and 7.7 million tonnes of sinter in 2004, of which approximately 73% was supplied by KGOK, VGOK and Evraz Ruda. See "Mining Business—Production Facilities—Iron Ore".

The table below sets out the main suppliers of iron ore for Evraz's steel making operations in 2004, 2003 and 2002.

	2004		2003[1]		2002	
	(thousand tonnes)	(share)	(thousand tonnes)	(share)	(thousand tonnes)	(share)
Internal Supply:						
Kachkanarsky GOK[2]	6,001	30.9%	5,826	34.7%	5,593	35.9%
Evraz Ruda[3]	5,682	29.2%	2,762	16.4%	2,238	14.4%
Vysokogorsky GOK[4]	2,415	12.4%	2,134	12.7%	1,723	11.1%
External Supply:						
Mikhailovsky GOK	2,481	12.8%	4,543	27.0%	3,630	23.3%
Korshunovsky GOK	1,212	6.2%	127	0.8%	731	4.7%
Kovdorsky GOK	652	3.4%	1,184	7.0%	773	5.0%
Others	999	5.1%	223	1.3%	886	5.7%
Total	**19,442**	**100.0%**	**16,800**	**100.0%**	**15,574**	**100.0%**

Notes:

(1) Consumption for NKMK is included from the date of its consolidation into Evraz's consolidated financial statements in October 2003.

(2) Consolidated into Evraz's consolidated financial statements from May 2004.

(3) Acquired in March 2005.

(4) Consolidated into Evraz's consolidated financial statements from October 2002.

Ferroalloys

Evraz's main suppliers of ferroalloys are Chelyabinsk Electrometallurgical Plant, Promspetskomplekt, Kosogorsky MZ and Ural-Siberian GMK.

Scrap

Evraz purchases scrap from a number of third parties and obtains it internally from waste created by its blooming plants and rolling mills. The share of outside purchases of scrap is expected to increase as a result of the closure of blooming mills as Evraz shifts its production from ingot casting to continuous casting, which results in lower volumes of waste steel.

Refractory materials

Evraz produces some refractory materials at NTMK, and purchases the remainder of its requirements from outside suppliers. Evraz's major suppliers of refractory materials are Spetsoborudovaniye i Materialy (located in Germany), as well as the Russian producers Magnesit, Pervouralsky Dinasovy Zavod and OAO Ogneupory.

Energy

The steelmaking process requires significant amounts of electricity and heat energy. Energy related expenses amounted to approximately 8.1% of Evraz's total costs of producing steel in 2004, of which 4.8% relates to electricity, 2.5% to natural gas and the remainder to heat and steam power. See "Risk Factors—Risks Relating to Evraz—Increasing tariffs and restructuring in the Russian energy sector could adversely affect Evraz's business".

Electricity. Evraz obtains electricity from regional generation subsidiaries of UES and from internal sources. In 2003 and 2004, Evraz obtained approximately 8% of its total electricity requirements from internal sources, and it plans to increase this amount. The average cost of electricity purchased from subsidiaries of UES in 2004 was RUR7.57 (approximately 2.7 U.S. cents) per KWh, and Evraz believes that the total cost of internally generated electricity is less than the cost of electricity it purchases from external sources. In 2004, NTMK produced approximately 32% of its electricity requirements. ZapSib and NKMK do not currently produce significant quantities of electricity. Evraz is currently engaged in a project to increase its generation capacity at NTMK from 10% of NTMK's total electricity needs in 2001 to 60% by 2007 to mitigate the effects of increasing costs of externally generated electricity by utilising waste gases from coke production and blast furnace production and waste steam as energy resources. Evraz may also seek to participate in privatisations of generating assets resulting from the proposed restructuring of the Russian electricity sector. See "Production Facilities—NTMK—Investment programme—Electricity generation".

Natural gas. Evraz purchases the natural gas consumed by its blast furnaces and used in generating heat and electricity from subsidiaries of Gazprom. Average natural gas tariffs have increased significantly in recent years, for example on average in Russia by 20% in 2004 as compared to 2003 and by approximately 65% from 1 February 2002 to 1 January 2004 in nominal rouble terms. Evraz's average natural gas tariffs increased by a further 6% from 1 January 2005.

Transportation

Transportation costs influence Evraz's operations indirectly, as a component of raw material costs, as well as by affecting the prices Evraz can charge customers for its products and the competitiveness of the products with those of other producers. Costs associated with the transportation of raw materials have increased in recent years.

The main provider of rail transportation services to Evraz for factory-bound shipments is Russian Railways. The steel plants also operate their own transportation facilities for transportation over short distances, such as between stages of the production process and shipments of new materials and products to and from railway stations.

Tariffs for rail shipments are set by Russian Railways and are regulated by Russian Railways and the Federal Tariffs Service. A discounted tariff applies where a customer utilises its own railcars to transport materials on Russian Railways' infrastructure. In order to benefit from those discounts Evraz owns or leases over 2,000 railcars, and rents additional railcars. In 2004, Evraz made use of such owned, leased or rented railcars in respect of over 40% of the total volume of rail shipments by Evraztrans, which provided substantially all of Evraz's rail transportation services (including supplies of raw materials, intragroup transfers and shipments to Nakhodka Sea Port or other transport transfer locations).

Production Facilities

Evraz produces steel at NTMK, ZapSib and NKMK. The following table sets forth the raw steel production capacity and utilisation at each of these plants in 2004, 2003 and 2002:

	Annual design capacity	Production		
		2004	2003	2002
	(thousand tonnes)			
NTMK, *of which*	5,500	5,482	5,467	5,291
Oxygen converters	3,500	3,373	3,450	3,304
Open hearth	2,000	2,109	2,018	1,987
ZapSib, *of which*	8,080	5,604	5,931	5,716
Oxygen converters	8,000	5,557	5,883	5,669
Electric arc furnaces	80	47	48	47
NKMK[(1)], *of which*	2,960	2,603	2,460	2,420
Electric arc furnaces	1,430	1,246	1,118	888
Open hearth	1,580	1,357	1,342	1,532
Total	**16,540**	**13,689**	**13,859**	**13,427**

Note:

(1) Consolidated into Evraz's consolidated financial statements from October 2003.

NTMK

NTMK is located in Nizhny Tagil, Sverdlovsk region, approximately 140 kilometres north of Ekaterinburg and approximately 1,100 kilometres north-east of Moscow. Nizhny Tagil is one of the oldest mining and steel production centres in Russia. NTMK currently occupies an area of approximately 1,490 hectares, most of which it owns. Shares in NTMK are traded on the Russian Trading System ("RTS"), a major Russian stock exchange.

History

Production at NTMK started in 1940, after ten years of construction. During World War II, the plant's major product was armour plate, and approximately one-third of Soviet combat tanks were armoured with steel manufactured at NTMK. After World War II, NTMK developed by improving its overall production and implementing new technologies. NTMK was privatised and transformed into an open joint stock company under Russian law in 1992.

In 1999, prior to Evraz's acquisition of a controlling interest by NTMK, due to poor market conditions and inefficient management NTMK failed to make payments on some of its debt and trade obligations and bankruptcy proceedings were instituted against NTMK. In November 1999, NTMK and its creditors concluded a settlement agreement, which was approved by a court on 9 December 1999, ending the bankruptcy proceedings and rescheduling NTMK's payments of debt and trade payables and its tax arrears and social contributions. Evraz acquired control over NTMK after the conclusion of this settlement agreement. In December 2004, the board of directors of NTMK resolved to pre-pay the full nominal amount remaining under the settlement agreement by the end of 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity".

Facilities

NTMK is an integrated steel production plant. It consists of coke-chemical production facilities, six blast furnaces, steel making facilities (oxygen converters as well as open hearth furnaces), four continuous casters and six rolling mills.

Coke production. The coke-chemical production currently consists of two coking plants, which currently operate six coking batteries producing both wet and dry quenched coke. In 2004, NTMK produced 3,033 thousand tonnes of coke, as compared to 2,920 thousand tonnes in 2003 and 2,870 thousand tonnes in 2002. NTMK also operates by-products production facilities, including a chemical plant, coke pitch plant and pitch distillation and rectification plant, the products of which it sells primarily to third parties.

Iron production. NTMK operates six blast furnaces. One of the blast furnaces was reconstructed in order to improve its efficiency in processing high vanadium content iron ore (such as that produced at KGOK) and re-commissioned in August 2004, and a second blast furnace is currently undergoing a similar reconstruction. The annual capacity of each blast furnace ranges from 750 to 1,620 thousand tonnes, for an aggregate capacity of 6,380 thousand tonnes. The aggregate production of the blast furnaces was 4,782 thousand tonnes in 2004, a slight decrease from 4,804 thousand tonnes in 2003.

NTMK produces both steel making iron and natural alloy vanadic crude iron. The unique vanadium ferrous ore from KGOK results in the natural ferro-alloying of steel, which enables NTMK to produce steel and finished products with improved characteristics for operation in low temperatures. Vanadium slag produced as a by-product of the iron production process is sold primarily to TulaVanady and to customers in China. NTMK also operates two pig iron casting machines for casting hot metal into pig iron for sale as foundry iron. Blast furnace slag is granulated and then sold to cement plants.

Steel production. The steel production shop comprises both an oxygen converter plant and an open hearth plant. The design of the oxygen converter facilities is outdated, and it is intended to upgrade these facilities. The proposed upgrade would allow NTMK to increase the steel-making capacity of its oxygen converters by approximately 44% See "—Investment Programme—Steel production". The open hearth furnaces currently in operation were initially commissioned at NTMK in 1950, and five furnaces remain operational. Since 1993 the open hearth furnaces at NTMK have gradually been replaced by the oxygen converter process, which is more cost efficient and environmentally cleaner.

Continuous casting. NTMK operates four continuous casting machines in the converter shop with an aggregate annual production capacity of 3.1 million tonnes. The first continuous casting machine was

installed in 1995 and produces round billets for rolling railway wheels and tyres, as well as rectangular cross section billets for rolling rails, H-beams and pipes. A second continuous casting machine, commissioned in 1996, produces both slabs and large blooms, though it is primarily used to produce small slabs. A third continuous casting machine, commissioned in 2000, produces five types of shaped billets for rolling H-beams, channels and sheet piles. A fourth continuous casting machine was commissioned in August 2004 and produces slabs.

Blooming plant. NTMK also operates a blooming plant, which after the commissioning of the fourth continuous caster in August 2004 is supplied only from the open hearth furnaces.. In 2004, NTMK produced 2,016 thousand tonnes of slabs and billets in its blooming plant, as compared to 2,027 thousand tonnes in 2003. Evraz plans to close the blooming plant when the open hearth furnaces are shut down. See "—Investment programme—Steel production".

Rolling mills. NTMK operates seven primary rolling mills (an universal beam mill, a heavy section mill, a rail and structural mill, two ball-rolling mills, a wheel-rolling mill and a tyre mill). The design of these mills allows for a flexible product mix. NTMK upgraded its wheel rolling mill during 2004. See "—Investment programme—Wheel-rolling mill".

Production

In 2004, NTMK produced 4,782 thousand tonnes of pig iron, compared to 4,804 thousand tonnes in 2003 and 4,701 tonnes in 2002; 5,482 thousand tonnes of steel, compared to 5,467 thousand tonnes in 2003 and 5,291 thousand tonnes in 2002; and 4,903 thousand tonnes of rolled products, compared to 4,782 thousand tonnes in 2003 and 4,663 thousand tonnes in 2002. NTMK's primary products are railway products (rails and wheels), construction products and pipe blanks, as well as semi-finished products.

The table below shows NTMK's capacity utilisation. Currently, through a more effective use of production facilities, the production of steel exceeds design capacity. Commissioning of the fourth continuous casting machine in August 2004 and planned improvements to the oxygen converter plant will enable further increases in production, to be partially offset by the potential closure of the open hearth furnaces.

The following table sets out capacity utilisation at NTMK in 2004, 2003 and 2002:

	2004	2003	2002
		(%)	
Iron, total	96.6	97.0	94.9
Steel, total	99.7	105.1	101.7
—Oxygen converter plant	96.4	107.8	103.2
—Open hearth plant	105.4	100.9	99.4
Blooming plant	94.8	95.7	95.7
Universal beam mill	88.9	102.0	95.9
Heavy section mill	75.0	78.0	81.6
Rail and structural mill	77.3	83.1	82.4
Ball-rolling mill	80.2	90.4	76.0
Tyre mill	40.8	36.5	34.3
Wheel-rolling mill	79.0	93.7	90.3

Investment programme

NTMK's investment programme involves the reconstruction and modernisation of various elements of the production process. The programme aims to maintain and increase the production capacity of the steel plant, reduce costs, improve production efficiency and enable the manufacture of a broader range of rolled steel products. Evraz has planned capital expenditures at NTMK of U.S.$199 million in 2005, and U.S.$398 million from 2006 through 2008. The principal components of NTMK's investment programme are set forth below.

Coke ovens. NTMK's long-term capital repair programme provides for the reconstruction of its coke oven batteries in order to increase their useful life, their production efficiency and the output of coke and to reduce atmospheric emissions. Capital expenditure of U.S.$39 million from 2002 through 2006 is planned for this project.

Iron production. In August 2004, NTMK completed the reconstruction of one of its blast furnaces, for total capital expenditure of U.S.$82 million, and it is reconstructuring an additional blast furnace for additional capital expenditure of U.S.$148 million from 2004 through 2006. Following the completion of this second reconstruction, Evraz plans to determine whether to reconstruct a third blast furnace. The reconstruction of the blast furnaces reduces their coke consumption, modifies their operations to enable more efficient processing of high vanadium iron ore, such as that produced at KGOK, decreases environmental emissions and results in further improvements in labour, electricity and maintenance costs. After completion of the project, it is currently planned to shut down three of the remaining blast furnaces, though total iron output will be maintained at a level sufficient to meet the requirements of the steel making facilities and may increase due to the improved efficiency of the remaining blast furnaces.

Steel production. Evraz plans to improve the oxygen converters to increase their annual steel output to over five million tonnes. The oxygen converter vessel shells are close to the end of their working lives and will be replaced in sequence with modern shells of a larger size. Evraz plans to make capital expenditure of U.S.$352 million from 2004 through 2008 on this project, resulting in increased production capacity, decreased emissions and reduced production costs. The majority of the work will involve the replacement of the converter hoods and fume scrubbing system, which currently limits output, as well as the reconstruction of two continuous casting machines. Following the completion of this project, NTMK plans to shut down the open hearth plant and blooming mill.

During 2004, NTMK completed the construction of an additional continuous slab caster and ladle furnace for total capital expenditure of U.S.$100 million, enabling the termination of ingot casting in the oxygen converter shop, decreasing production costs, including product yields and improving steel quality.

Wheel-rolling mill. During 2004, NTMK completed the modernisation of its wheel-rolling mill in order to improve the quality of railway wheel production, increase its wheel output by approximately 40%, to 630,000 items (approximately 250,000 tonnes) annually, and enable the production of additional varieties of and higher quality wheels. Capital expenditure of this project totaled U.S.$57 million, and involved installing two new presses and a new quality control line (the previous mills were built in 1938 and still operated much of the original equipment).

Electricity generation. NTMK currently meets approximately 32% of its electricity requirements from in-plant facilities. In order to mitigate the risks associated with predicted increases in electricity tariffs, NTMK intends to increase its internal electricity generation capacity to 60% of its total requirements by 2007. As part of this project, technology will be introduced to utilise waste gases from coke production and blast furnace production and waste steam as energy resources.

Quality control

NTMK products for sale on the Russian market as well as for export adhere to strict specifications and standards. NTMK's rolling mills and refractory manufacturing facility are certified under DIN EN ISO 9001:2000. NTMK's products have received various certifications, both Russian and foreign, including certification of continuous casting slabs by Lloyd's Register.

ZapSib

ZapSib is the largest steel mill in the Siberian region and the eastern-most steel mill in the Russian Federation. It occupies an area of over 3,000 hectares and is located 25 kilometres from the city of Novokuznetsk, in the Kemerovo Region. Shares in ZapSib are traded on the RTS.

History

Construction of the plant began in 1957, and production commenced in 1964. The first rolled products at ZapSib were manufactured in 1965; the converter shop (the first in the Soviet Union) was commissioned in 1968; and the blooming shop and continuous billet mill became operational in 1969 and 1970, respectively. During the 1970s, ZapSib's production facilities were further extended by the commissioning of a new blast furnace, coke-oven battery, oxygen converter facilities shop and a wire-drawing shop for the metalware division. ZapSib was privatised and transformed into an open joint stock company under Russian law in 1992.

In 1996, prior to its acquisition by Evraz, due to poor financial management ZapSib failed to make principal payments on some of its debt obligations and bankruptcy proceedings were instituted against

ZapSib. In November 2001, ZapSib and its creditors concluded a settlement agreement that rescheduled through 2006 ZapSib's trade debt payables and its tax, pension and social fund liabilities through 2006. In December 2004, ZapSib prepaid most of the amounts outstanding under the settlement agreement and rescheduled the remaining amount outstanding from 2006 through 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

Facilities

ZapSib is an integrated steel plant. It consists of coke-chemical production, sinter production, three blast furnaces, steel making facilities, a blooming plant, a continuous casting machine and four rolling mills.

Coke production. ZapSib operates seven coke oven batteries, five of which are currently operational. In 2004 ZapSib produced 3,383 thousand tonnes of coke, as compared to 3,410 thousand tonnes in 2003 and 3,323 thousand tonnes in 2002. ZapSib also operates coke by-products production facilities.

Iron production. To produce steel, ZapSib uses liquid blast-furnace crude iron produced at its three blast furnaces. One of these blast furnaces was recently reconstructed and recommissioned in May 2005. The re-commissioning of the blast furnace will enable full utilisation of existing steel making capacity. ZapSib also operates a three strand sinter plant.

Steel production. ZapSib produces steel in two oxygen converter plants as well as a small electric arc furnace.

Continuous casting machines. ZapSib formerly operated one eight-strand continuous casting machine which produced steel products which had a limited demand (e.g., large diameter rounds) on the market, but which was subsequently modified to produce square billets. In 2004, 1,143 thousand tonnes of billets were cast, as compared to 1,023 thousand tonnes in 2003. ZapSib plans to commission an additional continuous caster during 2005 and 2006, enabling the termination of ingot casting and the shut-down of the blooming mill. See "—Investment programme—Steel production".

Blooming plant. ZapSib operates a blooming plant with a capacity of 6,480 thousand tonnes per annum. In 2004 it produced 3,977 thousand tonnes of slabs and square billets, as compared to 4,390 thousand tonnes in 2003.

Rolling mills. ZapSib operates four rolling mills, consisting of three rolled steel mills and one wire mill.

Production

In 2004, ZapSib produced 4,558 thousand tonnes of iron, compared to 4,897 thousand tonnes in 2003 and 4,632 thousand tonnes in 2002; 5,603 thousand tonnes of steel, compared to 5,931 thousand tonnes in 2003 and 5,716 thousand tonnes in 2002; and 5,009 thousand tonnes of rolled products, compared to 5,318 thousand tonnes in 2003 and 5,006 thousand tonnes in 2002. The decrease in production of iron and steel during 2004 resulted from scheduled maintenance activities. Completion of the blast furnace reconstruction and replacement of ingot casting by continuous casting are also expected to result in increases in production as compared to 2004. See "—Investment Programme—Steel production". ZapSib's primary products are construction products (primarily rebars and sections) and wire rod, as well as semi-finished products.

The following table sets out capacity utilisation at ZapSib in 2004, 2003 and 2002:

	2004	2003	2002
		(%)	
Iron, total	93.1	100.0	94.6
Steel, total	69.3	73.4	70.7
Blooming plant	68.3	75.2	77.8
Medium section mill	67.8	75.1	77.9
Small section mills 250-1	77.2	83.3	79.9
Small section mills 250-2	87.5	91.2	88.3
Wire mill 250	83.1	89.4	89.5

Investment programme

ZapSib is investing in improving the capacity of existing production assets, improving production capacity and efficiency and widening the product range. Total capital expenditure under this program is planned to be U.S.$143 million in 2005, and U.S.$122 million from 2006 through 2008.

Coke production. Capital expenditure of U.S.$94 million from 2002 through 2006 is planned in reconstructing the coke batteries at ZapSib. These improvements are intended to increase production efficiency and reduce environmental emissions.

Iron production. In May 2005 ZapSib re-commissioned a blast furnace, increasing annual iron production by approximately 1.2 million tonnes, reducing the risks of production interruptions from reliance on two blast furnaces and enabling the full utilisation of existing oxygen converter capacity. Planned capital expenditure in this project amounts to approximately U.S.$45 million in 2004 and 2005.

Steel production. Evraz's capital investment programme at ZapSib focuses on the replacement of ingot casting by continuous casting, in order to allow for increased production of technologically more sophisticated steel grades and products that have a greater export potential. ZapSib plans to make capital expenditures of U.S.$85 million in 2005 and 2006 to install a 350 tonne twin ladle furnace and a 2.4 million tonne per annum continuous slab caster. These improvements will permit the termination of ingot casting, increase output yields, reduce production costs and provide for greater product diversification.

Quality control

ZapSib operates a quality assurance system certified under ISO-9002, which it originally received in 1994 and renewed in 1997. ZapSib has also received a Lloyd's Register Quality Assurance Certificate of conformity to ISO 9001:2000, EN ISO 9001:2000 and BS EN ISO 9001:2000.

NKMK

NKMK is an integrated iron and steel plant located in the city of Novokuznetsk, Kemerovo region, occupying an area of over 325 hectares. NKMK is the leading rail producer in the Russian Federation, producing a full range of rails, and, together with NTMK, the exclusive rail supplier to Russian Railways. NKMK's output of rails accounts for approximately two-thirds of Russian rail production.

History

NKMK was established by Evraz in 2003 to acquire production and other assets of KMK. Construction of KMK began in the early 1920s, and pig iron and rail production commenced at KMK in 1932. In the early 1990s, KMK was privatised and transformed into a joint stock company under Russian law, and registered as an open joint stock company in 1992.

On 30 May 2002, prior to the involvement of Evraz, KMK was declared bankrupt by a decision of the Kemerovo region arbitration court. Some of the assets of KMK were subsequently acquired on behalf of an affiliate of Evraz at auction and most of these assets were subsequently consolidated within NKMK by Evraz. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions".

Facilities

NKMK is an integrated steel plant. It produces various types of steel products and is the leading rail producer in Russia. Its production facilities include a coke-chemical production plant, two blast furnaces, steel-making facilities, a blooming plant, two continuous casting machines, rail production facilities and rolling mills.

Coke production. Coke-chemical production facilities at NKMK include two coal preparation shops, two gas recovery shops, a rectification shop, a tar processing shop and a phtalyc anhydride shop. NKMK operates three coking batteries, which produced 1,187 thousand tonnes of coke in 2004, as compared to 1,175 thousand tonnes in 2003 and 1,136 thousand tonnes in 2002.

Iron production. NKMK operates two blast furnaces, and in 2004 produced 2,218 thousand tonnes of iron, compared to 2,168 thousand tonnes in 2003 and 2,162 thousand tonnes in 2002. One blast furnace may be shut down when the open hearth plant is closed as a result of the reduced hot metal requirements.

Steel production. NKMK produces steel in an open hearth plant and two electric arc furnaces, with a total capacity of 5,400 thousand tonnes per year. NKMK combines liquid blast-furnace crude iron produced in-house with scrap to produce steel. The alloying of metal is performed by adding various ferroalloys.

Continuous casting. NKMK operates two continuous casting machines with a total design capacity of 830 thousand tonnes per annum, and in 2004 produced 1,048 thousand tonnes of billets.

Blooming plant. NKMK operates a blooming plant with a capacity of 2,900 thousand tonnes per annum. In 2004 it produced 1,286 thousand tonnes of slabs and blooms.

Rolling mills. NKMK operates seven rolling mills: a rail and structural steel mill, a plate mill, two ball-rolling mills, a rail fasteners mill and two section mills. NKMK's production of rolled products (including semi-finished products) was 2,459 thousand tonnes in 2004. The rail and structural steel mill consumes steel primarily produced in the electric arc furnaces through the two continuous casting machines. NKMK conducts thermal treatment of rails in order to further improve the quality of the final product.

Production

In 2004, NKMK produced 2,218 thousand tonnes of pig iron, compared to 2,168 thousand tonnes in 2003 and 2,162 thousand tonnes in 2002; 2,603 thousand tonnes of steel, compared to 2,459 thousand tonnes in 2003 and 2,435 thousand tonnes in 2002; and 2,319 thousand tonnes of rolled products, compared to 2,216 thousand tonnes in 2003 and 2,048 thousand tonnes in 2002. In addition to rails, NKMK produces significant quantities of plates, pig iron and other semi-finished products.

The following table sets out capacity utilisation at NKMK from 2002 through 2004.

	2004	2003[(1)]	2002[(2)]
		(%)	
Iron, total	99.2	97.0	96.7
Steel, total	88.0	94.7	93.6
—*Electric arc furnaces*	86.6	105.0	84.2
—*Open hearth plant*	88.7	87.7	100.1
Blooming plant	59.4	59.3	64.8
Rail and structural steel mill	88.8	84.6	81.5
Plate mill	85.5	93.2	77.2
Medium-section mill 500	59.6	62.1	49.4
Medium-section mill 450	73.6	75.4	66.7
Ball-rolling mill	109.0	88.4	77.2
Rail fasteners mill	87.0	90.9	101.0

Notes:

(1) Data for 2003 include production of KMK prior to the start of operations at NKMK in October 2003.

(2) Data for 2002 relate to KMK.

Investment programme

The programme of restructuring production facilities at NKMK includes upgrading the electric arc furnaces, shutting down the open hearth plant and modernising the rolling mills, resulting in a "mini-mill" configuration at NKMK. Evraz plans to make capital expenditure of U.S.$69 million at NKMK in 2005, and a further U.S.$30 million in 2006 and 2007. The principal components of NKMK's investment programme are set forth below.

Steel production. The primary component of NKMK's investment programme is modernisation of the electric arc furnaces. The capacity of one of the electric arc furnaces is to be increased to enable steel production up to 1.5 million tonnes of crude steel annually, decrease the cost of steel production and to increase the production of continuously cast billets. Total capital expenditure of U.S.$66 million from 2003 through 2007 is planned for this project. The open hearth plant is scheduled to be shut down when these improvements are completed, at which time one of the blast furnaces may also be shut down as a result of the reduced hot metal requirements.

Rail and structural steel mill. The second major component of NKMK's modernisation programme is the construction of a walking-beam furnace in the rail and structural steel mill as well as other improvements to the existing facilities, for capital expenditures of U.S.$29 million from 2003 through 2005 and resulting in reduced production costs, reduced waste and improved quality of finished products.

Quality Control

Quality control of NKMK is performed on the basis of its "Quality Policy". NKMK's Quality Policy sets out the following priorities: involvement of all personnel in quality management, improvement of consumer properties of metal products and reduction of production costs. The quality management system covers all stages of NKMK's production process. All railway products produced at NKMK are also certified by the Russian Railways certification system. NKMK's production of rails and rail fasteners has also received DIN EN ISO 9001:2000 certification.

Mining Business

Evraz conducts its mining business primarily through Evraz Ruda, KGOK, VGOK, Mine 12 and Neryungri Ugol, and Evraz also has an equity interest in Raspadskaya coking coal mine. In 2004, Evraz sold 7,838 throusand tonnes of iron ore products, of which 5,871 thousand tonnes consisted of intra-group sales. Evraz Ruda, which has been consolidated into Evraz's consolidated financial statements since March 2005, sold an additional 5,839 thousand tonnes of iron ore concentrate. Mine 12, which is being consolidated into Evraz's consolidated financial statements from March 2005, produced 547,000 tonnes of coking coal and 159,000 tonnes of steam coal in 2004. Evraz's mining operations had total sales revenue of U.S.$340.8 million in 2004, of which U.S.$279.9 million consisted of intersegment sales, an increase from U.S.$98.5 million in 2003, of which U.S.$83.7 million consisted of intersegment sales.

Products

Evraz produces iron ore at Evraz Ruda, KGOK and VGOK. Evraz produces coking coal and steam coal at Mine 12, is developing coking coal deposits at Neryungri Ugol, and its equity investee Raspadskaya also produces coking coal. Evraz primarily makes use of this iron ore and coking coal at its steel making facilities, and also makes some sales to third parties.

Iron ore and coking coal are generally commodity products, and most customers make purchases on the basis of price, including transportation costs. Evraz processes iron ore into concentrate, sinter and pellets prior to sale. Iron ore produced at KGOK has a high vanadium content, and thus can only be used in large quantities where blast furnaces have been specially modified to support the high vanadium levels. The major customers for iron ore produced at KGOK are NTMK and Chusovsky metallurgical plant, which is owned by Ural Steel, both of which operate facilities that are adapted for high-vanadium iron ore, as well as ZapSib, NKMK and other steel plants in smaller quantities.

Marketing and Distribution

In addition to its internal sales, Evraz sells its mined products primarily to other customers located in Russia. The following table summarises Evraz's mining segment sales in 2004, 2003 and 2002.

	Year ended 31 December					
	2004		2003		2002	
	(thousand tonnes)	(thousands of U.S. dollars)	(thousand tonnes)	(thousands of U.S. dollars)	(thousand tonnes)	(thousands of U.S. dollars)
Sales (excluding intersegment sales)						
Russian and CIS sales	957	48,564	276	14,774	78	4,980
Non-CIS export sales	252	12,401	—	—	—	—
Total	**1,967**	**60,965**	**276**	**14,774**	**78**	**4,980**
Intersegment sales[(1)]	**6,629**	**279,856**	**2,134**	**83,702**	**429**	**16,194**

Note:

(1) Intersegment sales include sales (primarily from KGOK) to TH Evraz Holding, which is accounted for in the steel segment, that are subsequently resold to third parties.

Sales

In Russia, Evraz sells its mining segment products to end customers, both internal and external. These customers are generally located near to Evraz's mines, due to the high transportation costs of mined products relative to the market prices. Currently only KGOK sells significant volumes to third parties, though Evraz seeks to increase these volumes in the future through production at Neryungri Ugol and possible additional acquisitions.

Evraz does not currently export significant volumes of its mined products. Non-CIS exports in 2004, all of which were produced at KGOK, amounted to 252 thousand tonnes of iron ore products, mostly to customers in China and the Czech Republic.

Distribution

Evraz transports its mined products to customers by Russian Railways. Transportation costs are generally paid by customers. In the case of intersegment sales to Evraz's steel plants, substantially all transportation services are provided by Evraztrans. See "—Steel Business—Raw Materials—Transportation".

Production Facilities

Evraz produces iron ore at Evraz Ruda, KGOK and VGOK. Evraz produces coking coal and some steam coal at Mine 12, and Evraz's equity investee Raspadskaya also produces coking coal. Evraz is also developing coking coal fields in the Republic of Sakha (Yakutia) through Neryungri Ugol, which it expects will commence production in 2006.

The following table sets forth the production of Evraz's mining assets in 2004, 2003 and 2002.

		Year ended 31 December		
	Iron content	**2004**	**2003**	**2002**
			(million tonnes)	
Evraz Ruda[1]				
Mined ore	28.5%	14,132	12,949	11,808
Primary concentrate	42.4%	7,703	7,017	6,622
Concentrate	58.1%	2,139	1,718	1,279
Sinter	55.0%	3,323	3,295	3,395
KGOK[2]				
Mined ore	15.8%	47,181	45,253	41,494
Concentrate	61.7%	8,964	8,609	7,811
Pellets	60.5%	5,587	5,329	5,248
Sinter	54.3%	2,848	2,735	2,296
VGOK[3]				
Mined ore	27.8%	3,806	3,345	3,092
Concentrate	63.0%	1,492	1,310	1,226
Sinter	55.0%	2,918	2,410	2,025

Notes:

(1) Acquired in March 2005.

(2) Consolidated into the Company's consolidated financial statements from May 2004.

(3) Consolidated into the Company's consolidated financial statements from October 2002.

Iron Ore

Evraz Ruda

Evraz Ruda started operations in 2002, bringing several mining and processing enterprises in Kemerovo region, the Republic of Khakassia and Krasnoyarsk Krai under common management. Evraz Ruda occupies a total area of over 4,400 hectares, and sells iron ore primarily to ZapSib and NKMK. Evraz Ruda, which Evraz acquired in March 2005, had total revenues of U.S.$270.5 million and net profit of U.S.$85.7 million for the year ended 31 December 2004 and total assets of U.S.$352.4 million as of 31 December 2004, as calculated under IFRS. Most of its sales were to Evraz. See "Related Party Transactions". Evraz plans to invest in developing additional "brownfield" production sites at Evraz Ruda

and to make improvements that will increase both the volume and efficiency of iron ore production, with total capital expenditure of U.S.$166 million from 2004 through 2014.

Kachkanarsky GOK

KGOK extracts iron ore from the Gusevogorsky deposit and processes iron ore. KGOK is located approximately 150 kilometres away from NTMK, also in Sverdlovsk region. KGOK currently mines iron ore from three open pit mines, which it processes in on-site crushing, enrichment, sintering and pelletizing facilities. Final products (sinter and pellets) are loaded on to railcars and shipped to end consumers. Approximately 28% of KGOK's total sales in 2004 were to customers other than Evraz.

KGOK produces vanadium oxide rich sinter and pellets. These products have relatively high production costs, as the iron content of KGOK iron ore is very low and the ore must therefore undergo enrichment and concentration. The high vanadium content of KGOK's ore leads to improved strength, ductility and anti-corrosion characteristics of steel, but also adversely affects the speed and effectiveness of the blast furnace smelting process. As a result, at most steel plants high vanadium content iron ore is limited to approximately 10% to 15% of total iron ore consumption, though limited quantities of vanadium help to prolong the time between blast furnace relinings due to the mineral deposits that form in the blast furnace.

Evraz plans to make capital expenditures at KGOK of U.S.$47 million from 2005 through 2010 on improving operational efficiency and de-bottlenecking existing operations and reducing its electricity costs.

Vysokogorsky GOK

VGOK operates underground ore mines as well as processing facilities, and is located near Nizhny Tagil, approximately 10 kilometres from NTMK and 180 kilometres north of Ekaterinburg. VGOK mines the Vysokogorskoye, Lebyazhinskoye, Estuninskoye and Mednorudyanskoye iron ore deposits. VGOK supplies sinter to Evraz's steel plants, primarily NTMK, and also makes sales to third parties. Approximately 75% of the iron ore used in producing sinter constitutes VGOK's own production and by-products of the blast furnace process at NTMK, and the balance is purchased from other producers, primarily Bogoslovskoye RU, an iron ore mine located nearby. Evraz plans to make total capital expenditures of U.S.$118 million at VGOK from 2005 through 2010 on improving operational efficiency and de-bottlenecking existing operations.

Coking Coal

Mine 12

Evraz acquired an 100% interest in Mine 12, which produces coking coal and steam coal, in March 2005. Mine 12 is located in Kemerovo region. Mine 12 produced approximately 547,000 tonnes of coking coal and 159,000 tonnes of steam coal in 2004.

Neryungri Ugol

Evraz acquired Neryungri Ugol in 2003 in order to develop resources in the Denisovskoye field, in the Republic of Sakha (Yakutia). Evraz expects to start production of coking coal from Neryungri Ugol in 2006, and expects the field to reach its full production capacity of three million tonnes of raw coking coal by 2008, resulting in approximately 2.7 million tonnes of coking coal output. Evraz plans to export coking coal produced at Neryungri Ugol to customers in Asia. Evraz plans to invest a total of approximately U.S.$183 million from 2004 through 2006 in starting production at Neyungry Ugol.

Raspadskaya

Raspadskaya is one of the largest coking coal mines in the Russian Federation, and is an underground mine located in Kemerovo region. Evraz acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), in March 2004. Corber then owned 72.03% of the ordinary shares in ZAO Raspadskaya, and Corber subsequently acquired a further 4.20% ownership interest in Raspadskaya, resulting in a total effective interest for Evraz of 47.7% following the elimination of the minority interest in Mastercroft. Operations at the Raspadskaya field produced a total of 9,721 thousand tonnes of coking coal in 2004, of which 8,216 thousand tonnes was attributable to the operations owned by Corber (the remainder was attributable to other operations in which Corber does not have an interest). Total production at the Raspadskaya field (including operations in which Corber does not now have an interest) was 8,600 thousand tonnes in 2003 and 7,073 thousand tonnes in 2002.

Ore Reserves

Most of Evraz's ore reserves have been evaluated according to international and/or Russian methodologies.

International Reporting Methodologies

Several codes exist for reporting reserves in the international mining industry. The technical differences between these codes are minor, and results are generally comparable regardless of which methodology is employed in assessing a particular deposit. The principal reporting codes in current use are:

- United States Geologic Survey Circular 831 (United States);
- Ontario Securities Commission Instrument 43-101 (Canada);
- Australasian Joint Ore Reserves Committee ("JORC") Code (Australia);
- Institute of Materials, Minerals and Mining ("IMMM") Reporting Code (United Kingdom and Ireland); and
- South African Institute of Mining and Metallurgy ("SAIMM") Reporting Code (South Africa).

Each of these codes recognises the difference between mineral resources and ore reserves. Conversion from a mineral resource to an ore reserve requires the application of "modifying factors", including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A "resource" is geologically defined; it becomes a "reserve" when the modifying factors, especially technical and economic factors, are taken into account. Each of these codes also includes strict guidelines for data quality and reporting in mining commodities.

The Council of Mining and Metallurgical Institutions ("CMMI"), which includes representatives of the major international standard-setting organisations, is currently working to establish a common international reporting code standard. CMMI has promulgated common definitions that have been adopted by each of its member organisations in their respective reporting codes, including the principal reporting codes noted above, and these definitions are also incorporated into reporting standards that have been adopted by the United Nations Economic Commission for Europe.

A mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust (a "deposit") in such a form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included as mineral resources.

An *inferred mineral resource* is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity, and based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is limited or of uncertain quality and/or reliability.

An *indicated mineral resource* is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed.

A *measured mineral resource* is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Ore reserves are the economically mineable parts of an indicated or measured mineral resource. Ore reserves take account of diluting materials and allowances for losses which may occur when the material is

mined. Appropriate assessments, which may include feasibility studies, have been carried out on the deposit and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments establish that at the time of reporting extraction is reasonably justified.

A *probable ore reserve* is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.

A *proved ore reserve* is the economically mineable part of a measured mineral resource.

Russian Reporting Methodologies

Russia has a long-established system of reserve and resource reporting, set forth by the Russian Federation Ministry of Natural Resources. The primary difference between Russian and international methodologies is that Russian methodologies rely on "geometrical" methods to determine reserves, as compared to international methodologies, which utilise sampling and extrapolation techniques.

Deposits are classified into one of four classes, based on the complexity of their geological structure. This classification may take into account quantitative results measuring the inconsistencies in the basic features of mineralisation. This initial classification is intended to identify those resources warranting further study. Depending on the extent of further exploration, mineral resources are subsequently divided into "explored" and "evaluated" deposits. Explored deposits have been sufficiently explored to proceed with a feasibility study relating to commercial development, and evaluated deposits have been explored to the extent necessary to determine whether continued exploration is warranted. Resources that do not meet the standards for explored or evaluated deposits are classified as projected resources.

Explored and evaluated deposits are further classified based on the type, quantity and quality of the measurements taken to evaluate the reserves.

Category A reserves include only explored deposits, and must meet the following criteria:

1. the sizes, forms and bedding conditions of the mineral body have been determined; the nature and regularities in their morphology and internal fabric have been studied; the barren and off-grade segments within the mineral bodies have been detected and mapped; and the locations and fault amplitudes of dislocations with a break have been identified;

2. the natural varieties of the minerals within the body have been determined; its categories and grades have been identified and mapped; its compositions and properties have been verified; and the quality of all categories and grades of the identified minerals have been characterised in terms of all parameters stipulated by industrial regulations;

3. the distribution and forms of those valuable and noxious components found in the mineral body and products of its processing have been investigated; and

4. the mineral reserves have been mapped based on test wells, mine workings and detailed trial runs.

Category B reserves include only explored deposits. Category B reserves have been subject to a high level of investigation, though their boundaries have been determined with less accuracy than Category A reserves. Category B reserves meet the criteria established for Category A reserves, except that Category B reserves may contain a limited extrapolation zone that is substantiated on the basis of geological criteria and geophysical and geochemical research.

Category C1 reserves are characterised by a lower level of accuracy than the determination of Category B reserves. Most explored deposits are Category C1 reserves. Category C1 reserves meet the criteria established for Category B, except that additional extrapolation is permitted in mapping the mineral deposit.

Category C2 reserves consist of evaluated deposits. Category C2 reserves must meet the criteria established for Category C1, except that:

1. the sizes, forms, internal fabric and bedding conditions of the mineral body are confirmed by means of only a limited number of test wells and core samples; and

2. the boundaries of the deposit (including core samples and outcroppings) are mapped based on data gathered from only a limited number of test wells, and a geologically substantiated extrapolation of deposit parameters is permitted.

Resources that do not meet the standards for classification as A, B, C1 or C2 reserves may be classified as probable resources, in categories P1, P2 or P3. Such deposits have been undergone some exploration, but require further geological work in order to be upgraded to A, B, C1 or C2 reserves.

While a direct comparison between international and Russian reporting methodologies is difficult because each is founded on different principles, it is often the case that category A and B Russian reserves correlate to proved reserves, and C1 Russian reserves to probable reserves. However, these relationships may vary among deposits, and at different times for the same deposits.

Evraz's Reserves

Most of Evraz's iron ore reserves and the coal reserves of its equity investee Raspadskaya have been evaluated to international standards. The international consulting firm IMC Economic and Energy Consulting ("IMC"), in association with its subcontractors for geological appraisals Associated Mining Consultants Ltd. and Saint Barbara Consultancy Services, was retained to conduct independent reviews of the mineral resources and ore reserves at Evraz Ruda, KGOK and Raspadskaya. These reviews included site visits to the mining properties in order to collect data and review the operations. Subsequent to the site visits, IMC reviewed the available information and conducted economic evaluations.

IMC and its contractors reviewed the methodology and data used by Evraz's mining operations and used to develop the Russian reserves estimates. However, these reviews did not include a detailed re-estimation of the resources at individual deposits. IMC and its contractors found that, as with most Russian properties, the exploration, sampling and ore body definition was generally consistent with standard practice for the industry. Based on its review of the resource estimates, the volume of exploration data, the operating history and past experience in Russia, IMC believes that the resource estimates, on which it based its estimates of the ore reserves, are reasonable. Estimates of ore reserves are based only on that portion of the deposit that meets accepted international industry standard guidelines for classification as proved and probable reserves.

Evraz's reserves are based on drilling and geological data, and represent the part of the mineral resources that could be legally and economically extracted or produced at the time of the reserve estimation. Russian subsoil licenses are issued for defined boundaries and for specific periods. However, under the Subsoil Law, licences are required to be extended by the relevant authorities at their scheduled termination at the initiative of the subsoil user if the extension is necessary to finish production in the field, provided that the licensee has not violated the conditions of the licence. See "Regulatory Matters—Subsoil Licencing". As Evraz currently plans to extend its licences at their scheduled termination and believes that it will be entitled to do so, its reserves are stated based on the maximum projected useful lives of the relevant fields. However, there can be no assurance that Evraz will be able to extend its licences, or that its licences will not be withdrawn prior to their scheduled expiration. See "Risk Factors—Risks Relating to Evraz—Evraz's business could be adversely affected if it fails to obtain or renew necessary licenses or fails to comply with the terms of its licenses".

Evraz holds a total of 16 exploration and production licences with respect to its mining operations and which expire in 2013 through 2017. Raspadskaya also has two exploration and production licenses, which expire in 2014 and 2023. None of Evraz's mining licences has ever been revoked or suspended.

Iron ore reserves

The table below summarises Evraz's iron ore reserves according to international and Russian methodologies as at the dates indicated. Reserves at VGOK as well as at the Abakanskoye field, which is operated by Evraz Ruda though the licence is held by ZapSib, have not yet been evaluated according to international methodologies, and only data from evaluations in accordance with Russian methodologies are presented below for these companies. The mines evaluated to international standards account for approximately 93% of Evraz's total Russian reserves classification A, B and C1 iron ore reserves as of 31 December 2004. The correlation between total proved and probable and A, B and C1 iron ore reserves

may differ in the deposits that have not yet been evaluated by IMC. Moreover, the correlation may vary at different times for the same deposits.

Mine	International Reserves Classification	Russian Reserves Classification				Average Iron Content
	Total Proved and Probable[1]	A	B	C1	Total	
		(thousands of tonnes)				(%)
Evraz Ruda[2]	262,700	10,264	94,575	363,330	468,169	30.6
KGOK[3]	1,200,849	60,174	1,015,303	5,157,003	6,232,480	16.2
VGOK[4]	—	306	113,814	260,340	374,460	33.3
Abakanskoye[4][5]	—	2,433	18,480	93,960	114,873	28.7

Notes:

(1) Limitations of the data provided to IMC and its subcontractors in connection with their reviews do not permit a separation of proved and probable reserves.

(2) Data according to international methodologies are presented as of 1 January 2005. Data according to Russian methodologies are presented as of 31 December 2004.

(3) Data according to international methodologies are presented as of 1 July 2004. Data according to Russian methodologies are presented as of 31 December 2004. Of the total according to Russian methodologies, approximately 60,174 thousand tonnes of category A, 520,094 thousand tonnes of category B and 2,702,031 thousand tonnes at category C1 reserves relate to the Sobstvennoye-Kachkanarskoye field, for which Evraz does not currently hold a licence. All of the reserves according to international classifications relate to areas for which Evraz currently holds a licence.

(4) Data according to Russian methodologies are presented as of 31 December 2004.

(5) The licence for this field is held by ZapSib, but it is currently operated by Evraz Ruda.

The evaluation by IMC and its contractor concluded that the present reserves at Evraz Ruda are sufficient to fulfill management's current 20-year plan for mine development. The evaluation by IMC and its subcontractor concluded that the present reserves at KGOK are sufficient to sustain operations for a further 20 to 25 years based on current technical parameters, with the possibility of further prolongation through development of adjoining ore deposits and deepening of existing pits beyond planned depths.

Coal reserves

The table below summarises Evraz's coal reserves, including its equity investee Raspadskaya, according to international and Russian reserves methodologies as at the dates indicated. The correlation between proved and probable and A, B and C1 coal reserves may differ in the deposits that have not been evaluated by IMC. Moreover, the correlation may vary at different times for the same deposits.

Mine	International Reserves Classification			Russian Reserves Classification				Average sulfur content[1]	Average ash content[1]
	Proved	Probable	Total proved and probable	A	B	C1	Total A, B and C1		
			(thousands of tonnes)					(%)	(%)
Mine 12[2]	—	—	—	—	80,315	6,655	86,970	0.3-0.4	21
Neryungri Ugol[2]	—	—	—	—	60,240	5,771	66,011	0.3	22
Raspadskaya[3][4]	47,000	163,000	210,000	35,529	341,045	314,834	691,408	0.66	22

Notes:

(1) Estimated.

(2) Data according to Russian methodologies are presented as of 31 December 2004.

(3) Accounted for in Evraz's consolidated financial statements on the equity basis.

(4) Data according to international methodologies are presented as of 1 April 2004. Data according to Russian methodologies are presented as of 31 December 2004. Data according to Russian methodologies include parts of the deposit in which Evraz does not have an interest.

The evaluation by IMC and its subcontractor concluded that the present reserves at Raspadskaya are sufficient to fulfill management's current 20-year plan for mine development.

Insurance

Evraz has obtained insurance for its steel production facilities that it believes cover property and performance risks at industry standard levels. Evraz obtained coverage of up to an aggregate of

U.S.$2.83 billion for NTMK, ZapSib and NKMK from OAO Rosno in January 2005, with single event coverage of up to U.S.$75 million for each of NTMK and ZapSib and U.S.$60 million for NKMK. Evraz has obtained property insurance for KGOK for up to U.S.$300 million through Insurance House VSK. Evraz plans to obtain industry standard insurance coverage for its other mining operations. Evraz maintains obligatory insurance policies required by Russian law and employees' insurance policies required by the terms of collective bargaining agreements at all of its facilities.

Legal Proceedings

Evraz has been and continues to be the subject of legal and arbitration proceedings and adjudications from time to time. Except as set out below, there are no legal or arbitration proceedings (including none that are pending or threatened of which Evraz is aware) nor have there been any legal or arbitration proceedings in the last 12 months which have had or may have a significant effect on Evraz's financial position or results of operations.

Evraz, together with several other corporations and individuals, has been named as a defendant in a civil action that was filed in November 2004 and is now pending before the United States District Court for the District of Delaware (a United States federal court). The plaintiffs have alleged conversion and violations of the United States Racketeer Influenced and Corrupt Organizations Act ("RICO") with regard to ownership and control of KGOK, resulting in the loss of their ownership in KGOK as a result of alleged fraud, extortion, bribery and false bankruptcy proceedings that purportedly occurred between 1999 and 2003. While these events occurred prior to Evraz's acquisition of control over KGOK, the plaintiffs incorrectly allege that Evraz was owned or controlled by one or more of the defendants in the matter. The plaintiffs seek damages in excess of U.S.$500 million, which can be trebled if the claims under RICO are substantiated, and an injunction ordering the return of KGOK shares the plaintiffs allegedly owned and any subsequently-issued KGOK shares.

Evraz and the other defendants are currently seeking dismissal of these claims based on the prior dismissal of a suit brought by the same plaintiffs asserting the same claims against most of the same defendants (not Evraz) in the United States District Court for the Southern District of New York. In the earlier action, the New York federal court ruled (and was confirmed on appeal by the United States Court of Appeals for the Second Circuit) that the suit should be dismissed based on the doctrine of *forum non conveniens*, because Russian courts were a more appropriate forum for the dispute. In the Delaware action, Evraz and the other defendants have moved for dismissal on four grounds: that the New York court's ruling bars the plaintiffs from seeking again to bring their claims in the United States; that the Russian courts are a more suitable forum for the plaintiffs' claims; that principles of comity prevent the court from reconsidering the prior adjudication of the plaintiffs' claims in Russian courts; and that the plaintiffs' failure to state a valid claim for conversion or violations of RICO. The Delaware federal court has determined that it initially will address the first ground for dismissal—that the suit should be dismissed based on the ruling in the prior New York action—and will address the other grounds for dismissal only if the suit is not dismissed on this initial basis. The plaintiffs' responsive briefs on this issue were filed on 31 May 2005 and reply briefs from the defendants are due in late June 2005.

On 26 April 2005, the plaintiffs amended their original complaint (leaving the alleged violations of RICO to be adjudicated in the United States District Court for the District of Delaware) to remove the claims for conversion and equitable relief and filed a second claim in Delaware Chancery Court (a Delaware state court) against the same defendants (including Evraz) based on the same factual allegations, asserting Delaware state law claims for conversion, aiding and abetting conversion, and civil conspiracy. In the state court action, the plaintiffs are requesting monetary damages in excess of U.S.$500 million as well as an injunction ordering the return of KGOK shares the plaintiffs allegedly owned and any subsequently-issued KGOK shares.

Evraz acquired its shares in KGOK through transactions mediated by an experienced market intermediary, and received from the sellers the limited representations and warranties that are customary in the Russian market in respect of the shares it acquired. Evraz's management believes that the plaintiffs' claims against Evraz are without merit.

Environmental Matters

Evraz believes that it holds all necessary environmental licences, including licences for the use of water resources, water discharges, air emissions, waste disposal and waste management, for operations at its facilities. Evraz's costs of environmental compliance include (i) payments for air and water discharges as

well as waste which are within the limits set out in its licences and (ii) payments for discharge and waste in excess of these limits. Annual payments for pollution were approximately U.S.$4.5 million in 2004, as compared to U.S.$3.3 million in 2003 and U.S.$2.8 million in 2002. Most of these payments relate to air emissions.

Evraz is subject to requirements to conduct reclamation and restoration activities at some of its operating facilities. Evraz has made commitments to restore certain parcels of land at its steel plants, and in order to implement this obligation had made provisions in respect of these expenditures of approximately U.S.$481,000, U.S.$330,000 and U.S.$265,000 as of 31 December 2004, 2003 and 2002, respectively, based on the present discounted value of the expected restoration costs. Mine operators are also required to restore mining sites. As of 31 December 2004, 2003 and 2002, Evraz had accrued provisions for site restoration in the amount of U.S.$16.7 million, U.S.$12.7 million and U.S.$9.9 million, respectively, in respect of its mining operations, based on discounted estimates of restoration costs that are expected to be incurred.

Evraz also has committed to the government of Kemerovo Region that it will reduce future environmental pollution and contamination in accordance with an environmental protection program. In order to implement this obligation, Evraz has committed to spend approximately U.S.$54.0 million from 2005 to 2015 to replace old machinery and equipment, resulting in a reduction of emissions of pollutants.

During 2004, independent evaluations of Evraz's steel plants by international environmental consultants did not identify any significant environmental concerns arising under Russian law at these facilities. Evraz has also conducted a number of environmental improvements at its steel making facilities in recent years that have reduced emissions, including a significant reduction in the volume of air discharges at NTMK. These reductions at NTMK were accomplished by the commissioning of three continuous casting machines and a reduction in production by NTMK's open hearth plant; equipment modernisation and upgrades; and the commissioning of a waste processing plant with a three million tonne annual capacity to process the over 50 million tonnes of accumulated and newly-produced slag and other iron-containing waste materials. Evraz plans to undertake activities that will further reduce environmental emissions as part of its capital investment programme. This programme includes improvements to Evraz's coke batteries and blast furnaces and the closure of open hearth furnaces. See "Mining Business—Production facilities".

NTMK plans to obtain an ISO 14001 certification by 2010. Receipt of ISO 14001 certification will establish that necessary management systems are in place and working to sustain environmental improvements. ZapSib has a quality assurance system in accordance with ISO 9001:2000, which was audited and confirmed by Lloyds Register in March 2004. ZapSib is also in the process of developing an Environmental Management System (EMS) to meet ISO 14001 standards. ZapSib also has a laboratory for environmental protection and for monitoring of emissions and discharges that is licensed by the Kemerovo Regional Administration and accredited by the Russian State Standards Committee. NKMK also plans to obtain an ISO 14001 certification by 2010, which will establish that the necessary management systems are in place and it is working to sustain the environmental improvements. NKMK also operates an on-site laboratory which monitors emissions and discharges and is certified by the Russian Committee for Certification and Metrology for the monitoring and analysis of emissions to the atmosphere and liquid effluents, and also has been certified to ISO 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

Research and Development

Evraz regularly seeks to improve the operations at its facilities, principally by improving operating efficiency, reliability and capacity. Most such efforts constitute incremental improvements to current activities, and as a result are undertaken in connection with regular operational maintenance and monitoring. Where appropriate, Evraz seeks to register any rights to intellectual property that may result from these efforts. Evraz does not believe that its research and development activities are significant to its results of operations.

Employees

The table below sets out the average number of employees of Evraz in 2004, 2003 and 2002.

Company	Average number of employees[1]		
	2004	2003	2002
Steel segment			
NTMK	30,550	30,447	30,947
ZapSib[2]	29,093	29,415	29,950
NKMK[3]	13,046	11,752	—
Mining segment			
KGOK[4]	9,594	—	—
VGOK[5]	6,924	6,619	5,584
Mine 12[6]	—	—	—
Neryungri Ugol[7]	—	—	—
Evraz Ruda[8]	—	—	—
Other operations			
Nakhodka Commercial Sea Port[9]	2,502	3,010	—
Evraz Holding	675	540	329
Other[10]	853	431	220
Total[11]	93,237	82,214	62,842

Notes:

(1) Average is calculated as the arithmetic mean of the number of employees as of 1 January and 31 December for each period. For companies consolidated into Evraz's consolidated financial statements for only a portion of an annual period, the average for the company is stated on the same basis but included in the average total number of employees for Evraz based on the number of months for which such company was consolidated into Evraz's consolidated financial statements for the relevant annual period.

(2) Evraz acquired control over ZapSib in April 2002.

(3) Operations started at NKMK in October 2003.

(4) Evraz acquired control over KGOK in May 2004.

(5) Evraz acquired control over VGOK in October 2002.

(6) Evraz acquired control over Mine 12 in February 2005. As of April 2005, Mine 12 had approximately 2,700 employees.

(7) Approximately 412 employees as of April 2005.

(8) Evraz acquired control over Evraz Ruda in March 2005. As of April 2005, Evraz Ruda had approximately 11,500 employees.

(9) Evraz acquired control over Nakhodka Commercial Sea Port in February 2003.

(10) Includes some operations classified for accounting purposes in the steel or mining segment.

(11) Calculated as the sum of the averages presented as in note 1 above, except that companies not consolidated into Evraz's consolidated financial statements for all of an annual period are weighted based on the number of months for which such company was consolidated into Evraz's consolidated financial statements in the relevant period. As a result of this weighting, the totals presented here may not be the arithmetic sum of the preceding items.

Evraz is currently seeking to optimise its personnel structure, primarily through a controlled reduction in the number of its employees, outsourcing non-production activities and reducing administrative staff. While Evraz's productivity (as measured by tonnes of production per employee) is below western European standards, Evraz's production facilities are the principal employers in their respective towns and regions, and reductions in the workforce are generally constrained by relevant Russian labour legislation as well as other political and social considerations. For these reasons, Evraz manages reductions in the number of personnel it employs gradually and in a controlled manner.

Over 80% of Evraz's employees were members of trade unions at the end of 2004. Each of Evraz's production facilities enters into collective bargaining arrangements with its trade unions bi-annually. The current agreements provide for an increase in employee wages within the approved budgets and contain no restrictions on layoffs.

There have been no strikes or other cases of industrial action at Evraz's production facilities since Evraz acquired each of these facilities. The relations between NTMK and ZapSib and the unions are good, in part reflecting the fact that NTMK and ZapSib offer attractive employment opportunities in their respective regions in comparison to available alternatives. Upon consolidation of KMK's assets by NKMK in 2003 and 2004, a substantial part of the former KMK employees remained employed by NKMK, and NKMK employees now enjoy the same social benefits as those of ZapSib. NKMK has also paid the unpaid wages accrued during the KMK bankruptcy proceedings. While historically there was substantial social

unrest at KMK, since the acquisition of its assets by NKMK there have not been any significant conflicts with the employees or trade unions. Average salaries at NTMK, ZapSib, NKMK and KGOK were each above average for the respective regions. Evraz plans to increase average salaries at Evraz Ruda and VGOK in connection with the optimisation of business processes at these facilities.

Evraz makes defined contributions to pension funds for its employees in accordance with relevant Russian legislation, and also provides pension and other post-employment benefits to its employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. Evraz pays these benefits when they fall due for payment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual obligations and commercial commitments".

RELATED PARTY TRANSACTIONS

The following is a summary of Evraz's most significant transactions with related parties for the years ended 31 December 2004, 2003 and 2002. For further details of these transactions, see Note 14 to the Consolidated Financial Statements.

In the ordinary course of its business, Evraz has engaged, and continues to engage, in transactions with parties that are under common control with Evraz or that are otherwise related parties to Evraz. Transactions with entities under common control with Evraz constitute transactions with parties that have the same beneficial owners as the Company, who are also members of the Company's board of directors (the "Board of Directors"). See "Principal Shareholders". Other than the transactions with entities under common control described herein, Evraz did not engage in any transactions with members of its Board of Directors during the period under review. Transactions with Evraz Holding and other entities that are consolidated on the basis of option agreements are not considered to be transactions with related parties. See Note 1 to the Consolidated Financial Statements.

Evraz seeks to conduct all transactions with entities that are under common control or otherwise constitute related parties on market terms and in accordance with relevant Russian and other legislation. However, there can be no assurance that any or all of these transactions have been or will be conducted on market terms. See "Risk Factors—Risks Relating to Evraz—Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations" and "Risk Factors—Risks Relating to Evraz—Some transactions between the Company's Russian subsidiaries and their interested parties, affiliates and other members of the Evraz group require the approval of disinterested directors or disinterested shareholders" for a discussion of applicable Russian requirements.

The Board of Directors has adopted certain procedures relating to the approval of transactions with related parties, including requiring the approval of a majority of independent directors for any transactions exceeding €30 million in value. See "Directors and Management—Corporate Governance" for a discussion of these procedures.

Significant transactions with related parties during the years ended 31 December 2004, 2003 and 2002 are set out below.

Purchases of Raw Materials

Iron ore and coking coal

Evraz purchases significant quantities of raw materials for use in its steel making operations, primarily iron ore and coking coal, from related parties. In particular, in 2004 Evraz purchased significant quantities of iron ore from Evraz Ruda; coking coal and coking coal concentrate from OOO Raspadsky Ugol, which is a subsidiary of Raspadskaya; and coking coal from OAO UK Yuzhkuzbassugol and ZAO Yuzhkuzbassugol. Evraz also purchases electricity from KMK-Energo.

Evraz Ruda and KMK-Energo are under common control with Evraz, and OAO UK Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol are associates of an entity under common control with Evraz. Two members of the Board of Directors serve on the board of directors of Raspadskaya, which is the parent company of Raspadsky Ugol.

In March 2005, Evraz acquired a 100% interest in Evraz Ruda for U.S.$32.3 million, as a result of which Evraz Ruda ceased to be classified as a related party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions".

The following table sets forth Evraz's purchases of raw materials from certain related parties, consisting primarily of iron ore, coking coal and electricity, for the years ended 31 December 2004, 2003 and 2002.

Related Party	Year Ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Evraz Ruda[1]	203,725	87,930	11,094
OOO Raspadsky Ugol	79,504	—	—
OAO UK Yuzhkuzbassugol	29,582	6,122	—
ZAO Yuzhkuzbassugol	257,676	—	—
OAO KMK-Energo	58,192	14,213	—

Note:

(1) Acquired by Evraz in March 2005.

Other

Evraz also purchases raw materials and other supplies for its steel-making and mining operations from other related parties. These transactions with related parties for the years ended 31 December 2004, 2003 and 2002 are summarised below.

ZAO D.E. Metals ("D.E. Metals") became an entity under common control with Evraz in 2003. It served as a purchasing agent to NTMK in 2003 and 2004. In the years ended 31 December 2004 and 2003, respectively, D.E. Metals sold products totaling U.S.$12.4 million and U.S.$24.6 million to Evraz.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with Evraz, provides freight services to Evraz. Total purchases from Marteck Shipping amounted to U.S.$97.5 million and U.S.$1.3 million for the years ended 31 December 2004 and 2003, respectively.

During 2004, NKMK sold raw materials and pig iron to OOO Steel of Kuznetsk Steel Plant ("Steel of KMK"), which was under common control with Evraz until July 2004. Steel of KMK used these materials to produce blanks and blooms, and NKMK purchased blanks and blooms from Steel of KMK. During 2004, NKMK also acquired from Steel of KMK items of property, plant and equipment. Total sales to Steel of KMK amounted to U.S.$21.7 million, U.S.$18.0 million and U.S.$25.9 million, and total purchases from Steel of KMK amounted to U.S.$69.8 million, U.S.$13.4 million and U.S.$17.5 million for the years ended 31 December 2004, 2003 and 2002, respectively. Steel of KMK was acquired by an unaffiliated party and ceased to be a related party with Evraz in July 2004.

During 2003 and the first part of 2004, Evraz purchased coke and coal from OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), which was under common control with Evraz. In June 2004, Kuznetsk Coal Company was acquired by an unaffiliated party and ceased to be a related party with Evraz. Total purchases from Kuznetsk Coal Company amounted to U.S.$73,000 and U.S.$142.7 million for the years ended 31 December 2004 and 2003, respectively.

During 2003, Evraz purchased coal and tolling services totaling U.S.$229.3 million from OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), which was under common control with Evraz. In 2004, Kuzbassuglepostavka was acquired by an unaffiliated party and ceased to be a related party with Evraz.

During 2002 and 2003, ZapSib and NKMK purchased metal products from OOO Relsy KMK ("Relsy KMK"), which was under common control with Evraz. In 2003, Evraz also purchased certain items of property, plant and equipment from Relsy KMK for RUR308.5 million (U.S.$10.3 million as of the date of the transaction). Total purchases from Relsy KMK amounted to U.S.$51.5 million and U.S.$214,000 for the years ended 31 December 2003 and 2002, respectively. Relsy KMK was acquired by an unaffiliated party and ceased to be a related party with Evraz during 2003.

In 2002, ZAO Sibirskaya Gornaya Company ("SGC"), an entity under common control with Evraz, sold raw materials to ZapSib. Total sales to ZapSib amounted to U.S.$40.3 million for the year ended 31 December 2002. SGC was liquidated in 2003, and as a result ceased to be a related party to Evraz.

Sales of products and services

Evraz also enters into agreements for the sale of its steel and other products and services with related parties. In particular, prior to 1 April 2005, Ferrotranstrade, which is under common control with Evraz,

acts as a sales agent for Evraz in its sales of railway products to Russian Railways. In addition, prior to 2004 Evraz sold its products for export to Ferrotrade & Co., which was under common control with Evraz. These transactions are discussed in further detail below.

OAO Ferrotranstrade

Ferrotranstrade, which is under common control with Evraz, acted as a sales agent of NTMK and NKMK in respect of their sales of railway products to Russian Railways prior to 1 April 2005. Substantially all of Evraz's sales of railways products to Russian Railways were conducted through Ferrotranstrade. Total sales to Ferrotranstrade amounted to U.S.$45.6 million, U.S.$7.4 million and U.S.$499,000 for the years ended 31 December 2004, 2003 and 2002, respectively. The increase in sales in 2004 is largely attributable to the centralisation of Evraz's sales relationships with Russian Railways into Ferrotranstrade and the increased volume of sales to Russian Railways resulting from the consolidation of NKMK. Evraz also made purchases from Ferrotranstrade amounting to U.S.$3.5 million and U.S.$1.7 million for the years ended 31 December 2004 and 2003, respectively. From 1 April 2005, Evraz ceased to use Ferrotranstrade as its agent, and has transferred responsibility for future sales of railway products to Russian Railways to its subsidiary TH Evraz Holding.

Ferrotrade & Co.

Prior to 2004, steel products exported by Evraz were sold by NTMK and ZapSib to Ferrotrade & Co., an entity under common control with Evraz, which resold these products to export customers. As part of Evraz's restructuring, Ferrotrade & Co. started to transfer its trading activities to Ferrotrade Limited in October 2003, and this process was completed in 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Summary of Acquisitions". Total sales to Ferrotrade & Co. amounted to U.S.$124.3 million, U.S.$484.7 million and U.S.$311.8 million for the years ended 31 December 2004, 2003 and 2002, respectively. From 2004 Evraz no longer sells steel products to Ferrotrade & Co., and Evraz's export sales are conducted by Ferrotrade Limited, which is consolidated into Evraz's consolidated financial statements.

Other

In addition to the transactions set forth above, Evraz sells its steel and mining products and services to related parties. Transactions with related parties for the years ended 31 December 2004, 2003 and 2002 are summarised below.

KMK-Energo purchased coke oven and blast furnace gas from Evraz amounting to U.S.$5.5 million and U.S.$1.1 million in 2004 and 2003, respectively, and Marteck Shipping made operating lease payments to Evraz for the use of vessels amounting to U.S.$7.2 million in 2004. See "—Purchases of Raw Materials" for a discussion of these entities.

OOO Evrazmetall-Centre ("Evrazmetall-Centre") and OOO Evrazmetall-Sibir ("Evrazmetall-Sibir"), entities that are under common control with Evraz, have purchased steel products from Evraz starting in 2004. Evrazmetall-Centre and Evrazmetall-Sibir resell these products to end customers at regional service centres. Total sales to Evrazmetall-Centre and Evrazmetall-Sibir in the year ended 31 December 2004 amounted to U.S.$105.7 million and U.S.$102.7 million, respectively. Purchases by these entities are expected to increase as they expand their networks of regional service centres in Russia.

In addition to supplying iron ore to Evraz, Evraz Ruda purchases steel products from Evraz. Total sales to Evraz Ruda amounted to U.S.$47.0 million, U.S.$2.9 million and U.S.$70,000 for the years ended 31 December 2004, 2003 and 2002, respectively. In March 2005, Evraz acquired a 100% interest in Evraz Ruda, as a result of which Evraz Ruda ceased to be classified as a related party. See "—Purchases of Raw Materials—Iron ore and coking coal".

During 2002, 2003 and the first part of 2004, Kuznetsk Coal Company, which was under common control with Evraz, purchased metal products, inventory and services from Evraz. In June 2004, Kuznetsk Coal Company ceased to be a related party with Evraz. Total sales to Kuznetsk Coal Company amounted to U.S.$10.4 million, U.S.$104.5 million and U.S.$630,000 for the years ended 31 December 2004 and 2003 and 2002, respectively.

During 2004, NKMK sold raw materials and pig iron to Steel of KMK, which used these materials to produce blanks and blooms. NKMK purchased blanks and blooms from Steel of KMK. See "—Purchases of Raw Materials—Other". Steel of KMK ceased to be a related party with Evraz in July 2004.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with Evraz, purchased coke from Evraz during 2004. Total sales to PromKhimProduct for the year ended 31 December 2004 amounted to U.S.$83.9 million. In 2004, PromKhimProduct ceased to be a related party with Evraz.

During 2002, NTMK sold steel products to ZAO EAM Group ("EAM"), which is under common control with Evraz. Total sales to EAM in 2002 amounted to U.S.$51.9 million. As at 31 December 2003 and 2002, NTMK also owed EAM U.S.$7.7 million and U.S.$23.6 million, respectively, pursuant to the terms of the settlement agreement NTMK concluded with its creditors. These amounts had been discharged by the end of 2004.

During 2002 and 2003, ZapSib and NKMK sold metal products to Relsy KMK, which was under common control with Evraz. Total purchases by Relsy KMK amounted to U.S.$27.7 million and U.S.$233,000 for the years ended 31 December 2003 and 2002, respectively. Relsy KMK ceased to be a related party with Evraz during 2003.

In 2002 and 2003, OAO UK Kuznetskugol ("UK Kuznetskugol"), an entity under common control with Evraz, purchased metal products and services and leased equipment from Evraz. Total sales to UK Kuznetskugol amounted to U.S.$7.3 million and U.S.$5.5 million for the years ended 31 December 2003 and 2002, respectively.

Loans from Related Parties

Short-term loans due to related parties

Evraz has made certain short-term borrowings from parties under common control with Evraz. These borrowings have maturity within 12 months from the date of borrowing. As of 31 December 2004 the total amount due under such borrowings amounted to U.S.$10.4 million, and bore interest of from 2.0% to 7.7% annually. Other than amounts due to Marteck, which are dollar-denominated, these borrowings are rouble-denominated. Of the total amount due as of 31 December 2004, U.S.$25,000 was due to Marteck and U.S.$7.8 million to EvrazInvest.

Long-term loans due to related parties

In June 2003, Ferrotrade & Co., which is under common control with Evraz, granted a U.S.$120 million interest-free loan facility to Evraz that was due on 1 June 2006. In 2004, the loan agreement was revised and the facility became payable not later than 31 December 2004, bearing interest at the rate of 4.25% from 1 January 2004. In 2004, Evraz received a further U.S.$11.9 million under this loan agreement. In November 2004, Evraz repaid the entire outstanding loan amount, including accrued interest.

In April 2001, Marteck, which is under common control with Evraz, granted a U.S.$50,000 interest-free loan facility to Evraz due on 31 December 2007. In 2003 Evraz made additional borrowings of U.S.$9.6 million and repaid U.S.$8.3 million under this agreement. On June 30, 2003, Evraz partially repaid this loan by transferring Marteck promissory notes with a nominal value of U.S.$41 million, and in 2004 Evraz repaid in full its remaining liabilities.

In October 2002, Evraz entered into an agreement with Marteck, which is under common control with Evraz, for a loan of €9.1 million (U.S.$11.4 million as of 31 December 2003) at an interest rate of 3% per annum and due on 31 December 2010. Evraz repaid the loan in full in June 2004.

Loans receivable from related parties

Loans receivable from related parties include promissory notes due on demand and short-term loans receivable. Notes and loans receivable as of 31 December 2004 bear interest of between 1% and 12%

annually,; notes and loans receivable as of 31 December 2003 and 2002 did not bear interest. Loans receivable from related parties as of 31 December 2004, 2003 and 2002 were as follows:

	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
ZAO Yuzhkuzbassugol	2,763	—	—
OOO KMK-Energo	1,443	—	—
OOO Spetsmash-MT	—	13,148	—
Marteck International Ltd.	—	2,000	—
OAO Goroblagodatskoye Ore Mine	—	1,460	—
ZAO SEAR MF	—	350	10,611
Total	**4,206**	**16,958**	**10,611**

Guarantees of Debts of Related Parties

As of 31 December 2004, Evraz had guaranteed to Alfa-Bank liabilities of ZAO UK Yuzhkuzbassugol, an associate of an entity that is under common control with Evraz, under the credit line agreement between ZAO UK Yuzhkuzbassugol and Alfa-Bank. The borrowing facility of U.S.$15 million bears interest of 11.25% per annum and matured on 27 May 2005. Evraz pledged certain items of property, plant and equipment with a carrying value of U.S.$11.3 million as collateral under the credit line agreement.

As of 31 December 2004, Evraz provided guarantees to certain banks in respect of credit facilities provided to Evraz and Ferrotrade & Co., which is under common control with Evraz, up to but not exceeding U.S.$90 million.

As of December 31, 2004, Evraz had guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest, which is an entity under common control with the Group, under a loan agreement between OOO EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounts to $9.2 million, bears interest at a rate of LIBOR plus 2.95% per annum and matures on 1 September 2005.

As of December 31, 2004, Evraz had guaranteed the repayment of liabilities up to RUR385.9 million (U.S.$13.9 million at the exchange rate of 31 December 2004) of ZAO Raspadskaya Processing Plant ("RPP"), a subsidiary of Corber, under a loan agreement between RPP and Raspadskaya Financial and Industrial Company.

PRINCIPAL SHAREHOLDERS

The table below sets forth certain information regarding the ownership of the Shares (i) as of the date of this Offering Circular and (ii) as of the Closing Date, as adjusted to give effect to the sale of the Shares in the form of GDRs by the Company in the Offering. All information given in this section assumes that the Over-allotment Option is exercised in full. Information as to beneficial interests has been provided to the Company by Crosland Global Limited and its shareholders and, as noted below, could be subject to challenge in certain respects.

	Before the Offering		After the Offering	
Shareholder	Number of Shares	Percentage of Share Capital	Number of Shares	Percentage of Share Capital
Crosland Global Limited	107,204,325	100.0%	107,204,325	90.6%
Other	1	0.0%	11,155,001	9.4%
Total	**107,204,326**	**100.0%**	**118,359,326**	**100.0%**

Mr. Alexander Abramov, Evraz's Chief Executive Officer and Chairman of the Board of Directors, has a beneficial interest in 65.26% of Crosland Global Limited (which will represent a 59.11% beneficial interest in the Company after the Offering); Mr. Alexander Frolov, Evraz's Senior Executive Vice President and a member of the Board of Directors, has a beneficial interest in 31.11% (which will represent a 28.18% beneficial interest in the Company after the Offering); and Mr. Valery Khoroshkovsky, Evraz's Chief Operating Officer and a member of Board of Directors, has a beneficial interest in 2.08% (which will represent a 1.88% beneficial interest in the Company after the Offering). These interests in Crosland Global Limited are held directly and/or indirectly (through other companies and trusts).

The directors of the Company, including Messrs. Abramov, Frolov and Khoroshkovsky, have beneficial interests in 98.45% of the Company in aggregate (89.17% after the Offering), which represents an interest in approximately 105,542,659 shares. The directors of the Company and senior management of Evraz, other than Messrs. Abramov, Frolov and Khoroshkovsky, have (and will have after the Offering) beneficial interests in less than 1% of the Company in aggregate.

Messrs. Abramov and Frolov were members of the Original Group, and their beneficial interests in the Company increased over time as they acquired beneficial interests from other members of the Original Group. Mr. Khoroshkovsky acquired his beneficial interest in December 2004 in a privately negotiated transaction with shareholders in connection with his joining Evraz as chief operating officer.

Mr. Abramov controls the Company. There are no arrangements in place that could result in a change of control. There are no agreements between the Shareholders or beneficial owners in relation to the control of the Company or other matters. Certain individuals who hold indirect interests in Crosland Global Limited through one of the companies and trusts referred to above may claim to be entitled to greater indirect interests in Crosland Global Limited than the approximately 1% in aggregate that is reflected in the current documentation, but even if this were the case, these greater indirect interests would be below the level that could affect the ability of Mr. Abramov to control the Company.

On 17 May 2005, Crosland Global Limited entered into an agreement with an unrelated minority shareholder of NTMK who is selling 10.7% of NTMK to Evraz for $215 million in cash, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions prior to 2002—Nizhny Tagil Iron and Steel Plant". The selling shareholder has granted Crosland Global Limited a put right to transfer shares in the Company to it for an aggregate exercise price of up to U.S.$75 million, and Crosland Global Limited has granted the minority shareholder a call right over shares in the Company for an aggregate exercise price of up to U.S.$215 million. The number of shares in the Company that is subject to these options is determined by dividing the relevant exercise price by the price per share in this Offering, provided that in no event may the number of shares owned by the minority shareholder as a result of the exercise of the put or call right equal or exceed 3% of the shares in aggregate. Crosland Global Limited may exercise its put at any time through 30 November 2005, and the NTMK minority shareholder may exercise its call at any time through the date that is 17 business days following the listing of the GDRs on the Official List and admission to trading on the market for listed securities on the London Stock Exchange, in each case at an exercise price that is the same as the price per Share in the Offering. The NTMK minority shareholder may apply the proceeds to it of the agreed sale to Evraz of the 10.7% stake in NTMK to pay for the shares following the exercise of the put or call. Evraz's obligation to make installment payments to the NTMK minority shareholder for the 10.7% stake in NTMK may be accelerated, in part or in whole, if the put or call is exercised.

DIRECTORS AND MANAGEMENT

Directors

The Company's directors (together, the "Board of Directors") are:

Name	Year of Birth	Position
Alexander G. Abramov	1959	Chairman and Chief Executive Officer
Alexander V. Frolov	1964	Director and Senior Executive Vice President of Evraz
Valery I. Khoroshkovsky	1969	Director and Chief Operating Officer of Evraz
Otari I. Arshba	1955	Director
James W. Campbell	1950	Director
Lord Peter Daresbury	1954	Director
Terry Robinson	1945	Director

Alexander G. Abramov is Chairman of the Board of Directors and Chief Executive Officer. He has served in similar roles with Evraz or its predecessors since founding EvrazMetal, the predecessor of Evraz, in 1992, and was a member of the Original Group. Mr. Abramov is also a member of the boards of directors of NTMK and ZapSib. Mr. Abramov previously worked at the Institute of High Temperatures of the USSR Academy of Sciences. Mr. Abramov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1982, and he holds a Ph.D. in Physics and Mathematics. Mr. Abramov is a Bureau member of the Council of Entrepreneurs and a member of the Council of Entrepreneurs set up by the government of the Russian Federation.

Alexander V. Frolov is Evraz's Senior Executive Vice President responsible for financial and international activities and a member of the Board of Directors. Mr. Frolov joined the Original Group in 1994, and subsequently held various positions at EvrazMetal and Evraz. Mr. Frolov served as Evraz's Chief Financial Officer from 2002 through 2004. Prior to joining Evraz, Mr. Frolov worked as a research fellow at the I.V. Kurchatov Institute of Atomic Energy. Mr. Frolov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1987, and he received a Ph.D. in Physics and Mathematics in 1991 from the Moscow Institute of Physics and Technology.

Valery I. Khoroshkovsky is Evraz's Chief Operating Officer, responsible for current operations, industrial policy and international business and a member of the Board of Directors. Mr. Khoroshkovsky joined Evraz in 2004. Prior to joining Evraz, Mr. Khoroshkovsky served as Minister of Economics in Ukraine from 2002 until January 2004. Mr. Khoroshkovsky served in a number of other positions in the Ukrainian government from 1997 until 2002, and from 2000 was Chairman of the Supervisory Board of the Ukrainian Bank for Social Development. Mr. Khoroshkovsky graduated from Shevchenko Kiev State University with a degree in law, and received a Ph.D. in Economic Science in 2003 from Shevchenko Kiev State University.

Otari I. Arshba has been a member of the Board of Directors since April 2005. Mr. Arshba joined the Original Group in 1998, and until December 2003 served as Evraz's Senior Vice President for Development and External Relations. Mr. Arshba worked in the state security apparatus of the Russian Federation until 1994. Mr. Arshba graduated with distinction from the Felix Dzerzhinsky KGB Higher School, and holds a Ph.D. in political science from the Russian Academy of Government Service. In December 2003, Mr. Arshba was elected a deputy of the State Duma of the Russian Federation (the "Duma"). Russian law provides that a deputy of the Duma may not hold positions in the management bodies of business entities (such as the Company). Violations of this prohibition may result in the release of the individual by the Duma from his or her duties as a deputy. Mr. Arshba has received a letter from the Secretariat of the Head of the Duma stating that the Secretariat does not object to Mr. Arshba's participation in Evraz's Board of Directors on an unpaid basis.

James W. Campbell has been a member of the Board of Directors since April 2005. Mr. Campbell is currently the Chairman of Minara Resources Ltd. (formerly Anaconda Nickel) in Australia. From 1975 until 2002 he served in various positions with the Anglo-American group of companies, including in various positions with Amcoal, then the coal division of Anglo American, from 1984 through 2002. From 1999 through 2002 he served as Executive Director of Anglo American plc; Chairman of Anglocoal (formerly Amcoal) and AngloBase Divisions; and a non-executive director of Anglo Platinum, Anglogold and Anaconda Nickel Ltd. Mr. Campbell received a B.Sc. in Mathematical Physics from Queen's University, Belfast and an M.A. in Engineering Management from the University of Cambridge.

Lord Daresbury has been a member of the Board of Directors since April 2005. Lord Daresbury has served as Non-executive Chairman of De Vere Group plc (formerly The Greenalls Group plc), a hotel and leisure company, since 2000 and as a Senior Advisor to Fleming Family & Partners, a private investment house, since 2005. From 2002 to 2004, Lord Daresbury served as Executive Chairman of Highland Gold Mining Ltd., a gold mining company. Lord Daresbury previously served in various positions with The Greenalls Group plc, a pub, restaurant, hotel and leisure group, including serving as its Chief Executive from 1993 through 2000. Lord Daresbury received an M.A. in History from Magdalene College, Cambridge University, and also received a Sloan Fellowship from London Business School.

Terry Robinson has been a member of the Board of Directors since April 2005. Mr. Robinson also currently serves as Interim Managing Director of Ede's UK Ltd. From 2002 to 2004 he served as Non-executive Deputy Chairman of Chapada Diamonds plc, a diamond producer in Australia and Brazil; from 1998 to 2002 he served as Chief Executive and then Executive Chairman of The Albert Fisher Group plc; and from 1995 to 1998 he served as Chief Executive of Halstead Services Ltd. Mr. Robinson previously held various positions with Union International plc, a food production, processing and trading company, from 1992 to 1995; with Lonrho plc from 1972 to 1991; and with Donald Macpherson Group, a paint manufacturer, from 1967 to 1992. Mr. Robinson is a Fellow of the Institute of Chartered Accountants of England and Wales.

Senior Management

Members of Evraz's senior management, other than its executive directors, are:

Antonino Craparotta (1946) has been a Senior Vice President since joining Evraz in March 2005, responsible for Evraz's energy policies. He previously worked in managerial positions for multinational corporations including General Electric, ABB, Techint and, most recently, for Enel. Mr. Craparotta received a Ph.D. in Mechanical Engineering from the University of Genova (Italy).

Leonid M. Kachur (1961) is Senior Vice President and Director of the Security Department. He joined Evraz in 1993 and is responsible for the development and maintenance of anti-fraud systems, security, compliance and also coordination and cooperation with law enforcement agencies. Mr. Kachur holds a masters degree in engineering.

Alexander V. Karlashov (1953) is Vice President and Director of Corporate Communications. He joined Evraz in 2000. Mr. Karlashov previously worked as an Adviser to the General Director of OAO Aksept (TV Channel REN TV). He graduated from the Moscow Energy Institute in 1977 and holds a Ph.D. in Physics and Mathematics.

Sergey Kodyrev (1966) has been Managing Director of Evraz Ruda since March 2005. From 2002 to 2003, Mr. Kodyrev served as the Chief Operating Officer of Novosibirsk steelworks, and also served as adviser to the general director for production of SIBMETKOM. Mr. Kodyrev received a degree in economics from Leningrad Trade Institution in 1987.

Mikhail Krupin (1946) has been Managing Director of VGOK since 2003. Mr. Krupin previously served as Deputy Director for production of NTMK. Prior to joining Evraz in 1998, Mr. Krupin was First Deputy of the city executive in the Nizhny Tagil Administration. Mr. Krupin received a diploma from Urals Polytechnic University, in Sverdlovsk.

Alexei Kushnarev (1960) has been the Managing Director and Vice President of NTMK since 2004, and was previously a head of rolling at NTMK. Prior to joining Evraz in 2002, Mr. Kushnarev served as Head of Rolling at MMK. He graduated from the Magnitogorsk Mining and Smelting Institute in 1982, and holds a Ph.D. in engineering.

Sergei G. Litvin (1965) is a Senior Vice President and the Commercial Director of Evraz. Prior to joining Evraz in 2004, he worked at OOO Kuznetsk Metal. Mr. Litvin graduated from the Ordzhonikidze Moscow Management Institute with a degree in engineering-economics of organisational management.

Giuseppe Maninna (1952) is the General Director of East Metals S.A., the sales agent for Ferrotrade Limited, and joined Evraz in 2002. Prior to joining Evraz, he served with Duferco S.A. from 1989 to 2002, including as General Manager of the Moscow Representative Office, and with Siderius, Inc. He received a degree in Business Administration from the University of Palermo in 1975.

Andrey V. Mokrinsky (1960) is Managing Director of ZapSib and a member of the Board of Directors of ZapSib. Mr. Mokrinsky joined Evraz in 2003 as the Head of Production and Technological Policy

Department. Prior to joining Evraz, Mr. Mokrinsky held various positions at Chelyabinsk Integrated Iron and Steel Plant (now part of Mechel). He graduated from Moscow Institute of Steel and Alloys in 1982.

Vyacheslav V. Pavlov (1949) is Managing Director of NKMK, a position he has held since joining Evraz in 2003. Mr. Pavlov previously worked as Deputy General Director of KMK, and following the bankruptcy procedures and restructuring of KMK held several management positions with restructured subsidiaries of the former KMK. For over 13 years, prior to joining KMK, Mr. Pavlov held various management positions at Ural Steel (the former Orsk-Khalilovsky Integrated Iron and Steel Plant). He graduated from the Urals Technical Institute in 1972.

Andrey Sidelnik (1966) has been the General Director of KGOK since 2004. Mr. Sidelnik previously served as Commercial Director of NTMK, and has been with Evraz since 1998. Prior to joining Evraz, Mr. Sidelnik was a General Director of TC Kears Cable. He graduated from the Moscow Institute of Physics and Technology in 1986.

Pavel S. Tatyanin (1974) is Senior Vice President and Chief Financial Officer. Mr. Tatyanin is also a member of the boards of directors of NTMK and ZapSib. Mr. Tatyanin oversees trade financing, project finance and capital markets activities, mergers and acquisitions and corporate structuring of Evraz. Prior to joining Evraz in 2001, Mr. Tatyanin worked for OAO Financial Corporation Adamant. He graduated from the Economics Faculty of Moscow State University in 1995 and holds a masters degree in economics.

Andrey A. Teterkin (1969) is Director of Business Development. He joined Evraz in 2002. From 2001 to 2002 he worked as a General Director of ZAO Unikem. Mr. Teterkin graduated from the Academy of Finance in 1998, and also received an MBA in General Management from the Rotterdam School of Management in 2002.

Timur I. Yanbukhtin (1964) is Vice President and Director of Corporate Finance. He joined Evraz in 2002. Previously, he worked at OOO Yandex, Alfa Bank, Salomon Brothers and Pioneer Investments. He graduated from Moscow State University with a degree in economics and mathematics in 1986, and also received a masters degree from Yale University in economics in 1994.

The business address of all of the Company's directors and Evraz's senior managers is 1 Allee Scheffer, L-2520 Luxembourg.

Corporate Governance

Members of the Board of Directors are elected by a majority vote of shareholders at the annual general meeting. Directors are elected for one-year terms, and may be re-elected an unlimited number of times. The Board of Directors currently consists of seven members, three of whom are deemed to be independent pursuant to criteria adopted by the Board of Directors on 25 April 2005. See "Description of Share Capital and Corporate Structure—Board of directors". Lord Daresbury and Messrs. Campbell and Robinson serve on the Board of Directors pursuant to agreements. These agreements, each of which contains identical terms, have a duration of one year and provide for the payment of compensation and reimbursement of certain expenses. The agreements also provide that prior to the Offering, the Company shall grant the director options for the purchase of U.S.$800,000 of shares at the price per Share in the Offering, exercisable from one to three years after the date of the grant, and also that the Company shall use its best endeavours to provide that such director may, directly or indirectly, subscribe for or purchase up to U.S.$5 million of shares in the Company at the price per Share determined in the Offering. See "Subscription and Sale". The Company also undertakes to provide directors and officers' liability insurance to each such director prior to the completion of the Offering. These agreements do not provide for any benefits upon termination of the directorship.

On 25 April 2005, the Board of Directors adopted a number of resolutions that establish the general parameters of the Company's procedures for the management and conduct of its business. These include:

- Authorisation for the Chief Executive Officer to enter into any transaction on behalf of the Company up to a value of €30 million and for such purpose to execute relevant documents or to delegate powers as appropriate. See "Description of Share Capital and Corporate Structure—Board of Directors—Officers" for a description of the powers of the Chief Executive Officer under the Articles.

- So long as the Board of Directors is able to conclude that it has "Independent Directors" (having regard to Section A.3.1 of the 2003 Combined Code on Corporate Governance, as the same may be amended from time to time, or any successor provision), it is the intention of the

Board of Directors that any "transaction with a related party" by the Company or any of its consolidated subsidiaries with a value of more than €30 million shall require the affirmative vote of a majority of such Independent Directors. For these purposes, a "transaction with a related party" is defined by reference to Chapter 11 of the UK Listing Rules, as amended, which currently defines such a transaction as (i) a transaction (other than a transaction of a revenue nature in the ordinary course of business) between a company, or any of its subsidiary undertakings, and a related party; (ii) any arrangements pursuant to which a company, or any of its subsidiary undertakings, and a related party each invests in, or provides finance to, another undertaking or asset; or (iii) a transaction (other than a transaction of a revenue nature in the ordinary course of business) between a company, or any of its subsidiary undertakings and any person who, or other entity which, exercises significant influence over the company. For the avoidance of doubt, any transaction between members of the group comprising the Company and its consolidated subsidiaries or any transaction between any member of such group and any other person who would be a related party only because of an interest held in that person through one or more members of such group is not considered a "transaction with a related party" pursuant to the resolution of the Board of Directors.

- It is the intention of the Board of Directors to instruct consolidated subsidiaries of the Company that approval of the Board of Directors shall be required for any consolidated subsidiary of the Company to make any acquisition or disposal of assets or businesses valued at more than €30 million other than in the ordinary course of business; to undertake any borrowings from, loans to or guarantees or the granting of security in respect of the financial obligations of or obligations owed to any third party, valued at more than €30 million; and for any purchase of shares in any of the Company's consolidated subsidiaries. The Board of Directors resolved that the approval of the Board of Directors shall not be required for any transactions between members of Evraz's consolidated group.

The Board of Directors has also established criteria by which to assess whether a director is an independent director with consideration of the character and judgement of each member of the Board of Directors and whether there are relationships or circumstances which are likely to affect, or could appear to affect, any member's judgement. If the Board of Directors determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, the Board of Directors has resolved to state the basis for its conclusion, including if the director has been an employee of Evraz within the last five years; has, or has had within the last three years, a material business relationship with the Company either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with the company; has received or receives additional remuneration from the Company apart from a director's fee, participates in the Company's share option or a performance-related pay scheme, or is a member of the Company's pension scheme; has close family ties with any of the Company's advisers, directors or senior employees; holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; represents a significant shareholder; or has served on the board for more than nine years from the date of such director's first election.

The Board of Directors may alter the foregoing procedures by passing an ordinary resolution, and the Company would expect to issue an explanatory press release if these procedures are altered in any material respect.

Remuneration Committee

The Remuneration Committee consists of Lord Daresbury, Mr. James Campbell and Mr. Alexander Frolov, and Mr. Antonio Craparotta has been appointed as secretary of the Remuneration Committee. The Remuneration Committee is authorised to carry out its functions as described or provided for in the Articles as well as any other functions as may, from time to time, be delegated to it by the Board of Directors. These responsibilities include consideration of the award and exercise of stock options by any member of the Board of Directors and all matters relating to the remuneration of the Chief Executive Officer. See "Description of Share Capital and Corporate Structure—Board of directors".

Audit Committee

The Audit Committee consists of Mr. Terry Robinson and Lord Daresbury. The members of the Board of Directors agreed on 25 April 2005 that a third member of the Audit Committee is to be

appointed at a later date. The Audit Committee is authorised to carry out its functions as described or provided for in the Articles as well as any other functions as may, from time to time, be delegated to it by the Board of Directors relating to such matters as the oversight of audit functions, financial reporting and internal control principles and the appointment, compensation, retention and oversight of the Company's independent auditors. See "Description of Share Capital and Corporate Structure—Board of directors".

Management of Subsidiaries

In order to achieve integrated control over the activities of its operating facilities, Evraz established Evraz Holding as a centralised management company. Evraz Holding was appointed by the shareholders of NTMK and ZapSib in July 2002 and June 2002, as the management company for NTMK and ZapSib for periods of one and five years, respectively. Evraz Holding is consolidated into the Consolidated Financial Statements on the basis of a currently exercisable option agreement to acquire the shares in Evraz Holding. In June 2003 Evraz Holding was re-appointed as the management company for NTMK for an additional five years, and in November 2003 Evraz Holding was appointed as NKMK's management company for a period of five years. Evraz Holding was also appointed as the management company for KGOK, VGOK and Evraz Ruda from 1 April 2005 on an annual basis. The management contracts transfer all executive powers that are not under direct control of the relevant board of directors to Evraz Holding.

Evraz Holding exercises the managing powers of a sole executive body of the companies that it manages including entering into transactions on behalf of each company (within the limits provided for in the legislation), operating their bank accounts, and representing them before various state and judicial agencies. Management is exercised by an officer of Evraz Holding acting under a power of attorney. Payments received by Evraz Holding are applied fully against its operating expenses and reflected fully in the appropriate line item of Evraz's consolidated financial statements.

Although human resources have been historically managed by each operating company, this function is gradually being centralised with respect to the Company's Russian subsidiaries by Evraz Holding. The Company's human resources policy for its Russian subsidiaries is also managed by Evraz Holding. Evraz Holding seeks to create a team of highly-qualified, talented and hard-working personnel dedicated to the resolution of technical, social and economic challenges. These objectives form the basis for the criteria for Evraz's processes for hiring personnel, paying workers and motivating, training and developing personnel. The appointment of Evraz Holding as a management company serves to centralise all management functions in a single body, and facilitates the adoption of standard operating and financial management practices across all of Evraz's operations. The delegation of management functions to Evraz Holding also serves to improve the efficiency of management activities, by reducing the number of transactions entered into in the ordinary course of business that are subject to the approval of minority shareholders, for example under the Russian Joint Stock Companies law (in particular, transactions with other subsidiaries of the Company).

Prior to October 2002, a traditional reporting structure existed at each of NTMK and ZapSib, under which heads of departments reported to the managing director, appointed by the relevant board of directors. However, this management and reporting structure was not sufficiently flexible and did not allow for Evraz to realise maximum efficiencies, such as economies of scale. As part of the new management structure, senior managers of NTMK and ZapSib became employees of Evraz Holding. Upon signing of the management agreement between Evraz Holding and NKMK, part of the senior management of NKMK was also transferred to Evraz Holding, which effectively implemented at NKMK a similar reporting system. A similar structure had been adopted at the Company's other Russian subsidiaries that have appointed Evraz Holding as the management company.

The Board of Directors determines the strategies to be employed by Evraz, and Evraz Holding implements those strategies with respect to each company that it manages, subject to approval by the boards of directors of such companies. Decisions by Evraz Holding are subject to the corporate governance procedures that have been adopted by the Board of Directors, as discussed above. See "—Corporate Governance". For a discussion of revenues and expenses attributable to Evraz Holding, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002". Evraz Holding is also currently establishing standard procedures for the companies it manages, including procedures related to budgeting, the approval of investments and capital expenditures and management information systems.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by Evraz to the Company's directors as a group (Messrs. Abramov, Frolov and Khoroshkovsky) during the year ended 31 December 2004 was approximately U.S.$5.9 million in salary and bonuses. Mr. Khoroshkovsky joined Evraz only in November 2004. The aggregate amount of remuneration paid by Evraz to its management, including the senior management of its subsidiaries, as a group (59 individuals, excluding Messrs. Abramov, Frolov and Khoroshkovsky) during the year ended 31 December 2004 was approximately U.S.$32.0 million in salary and bonuses. Substantially all of the remuneration to the directors and senior management was paid by Evraz Holding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002—Cost of Revenues and gross profit—Other operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002—General and administrative expenses—Other operations".

Share Option Plan

The Company has established a share option plan for its non-employee directors and selected other employees of Evraz. Grants of options to participants in the plan may be made at the discretion of the Board of Directors, which is authorised to issue options giving each holder of such options the right to subscribe for shares without reserving a preferential right of subscription to the existing shareholders. Grants of shares pursuant to the plan may be made from the Company's authorised but unissued share capital and from the shares that may be acquired by the Company from time to time. The Company intends that total grants of shares under the share option plan shall not exceed 5% of the Company's issued share capital for three years from the date of the Offering, and that the exercise price of such options shall be the price of Shares in the Offering.

Evraz does not have any stock option plans with respect to shares of any of its subsidiaries.

REGULATORY MATTERS

General

Russia has not enacted any specific legislation governing operation of the steel industry and activities of steel manufacturing companies. The production, sale and distribution of steel in the Russian Federation is regulated by general civil legislation and special legislation relating to quality standards, industrial safety rules, environmental and other issues.

At the federal level, the Ministry of Industry and Energy of the Russian Federation (to which powers were transferred from the Ministry of Industry, Science and Technology) is the principal agency supervising the operation of the steel sector. The Ministry is responsible for the development of the governmental policy in the industry (attraction of investments, foreign trade, taxation, support of scientific research, employment), however, it lacks direct regulatory authority. In October 2002, the Ministry of Industry and Energy published the Programme for Development of the Russian Steel Industry until 2010. This programme proposes measures supporting voluntarily certifications of steel products and promotion of innovations in the industry, reduction of import duties for high-tech machinery and funding of scientific researches and process design. The Ministry of Industry and Energy also sets and oversees compliance with obligatory general and industrial standards.

The Federal Service for Environment, Technology and Nuclear Supervision oversees compliance with mandatory safety rules for the steel industry elaborated by the Ministry of Industry and Energy. Safety procedures at installation, deployment and operation of technical devices and machinery used in the steel industry and the procedure for maintaining technological processes are covered by such rules.

The Federal Agency for Subsoil Use of the Russian Federation is the federal licencing authority for the use of natural resources.

The Federal Antimonopoly Service oversees the acquisition of controlling stakes in companies and dominant market positions.

The Federal Service for the Supervision of the Use of Natural Resources oversees compliance with the terms and conditions of licences issued by the Ministry of Natural Resources and environmental legislation.

The Ministry of Economic Development and Trade of the Russian Federation regulates Russian export and imports of steel products and coordinates intergovernmental negotiations relating to export/import activity.

Aside from the above federal executive bodies, which are directly involved in the regulation of and supervisions over the Russian steel industry, a number of other governmental bodies and agencies which authority over general issues connected with the steel industry such as defence, rail transport and tax enforcement.

Licencing

Evraz is required to obtain numerous licences, authorizations and permits from Russian governmental authorities in the conduct of its operations. The Federal Law "On Licencing of Certain Types of Activities" dated 8 August 2001, which came into force in January 2002 (the "Licencing Law"), established a list of activities which can only be performed on the basis of licences issued by the relevant Russian authorities. The Licencing Law removed certain licensing requirements which existed earlier and amended the previous list of licencing activities. The list of activities relating to the steel industry now includes, among other things, collection, processing and sale of scrap iron and base metals, activities connected with hazardous waste, operation of explosive and chemically hazardous production facilities, construction of building and other structures connected with steel production.

Under the Licencing Law, the minimum period for which a licence is issued is five years. These licences are usually issued for a period of five years and may be extended upon application by the licensee. Licences for the use of natural resources may be issued for shorter or longer periods. In particular, licences for the use of surface water resources may be issued for periods of up to 25 years. Upon the expiration of a licence, it may be extended upon application by the licensee. Certain types of licences may also have unlimited terms. A licence can be suspended if the licensee repeatedly conducts material breaches of the terms and conditions of such licence. If a licensee does not mitigate any breach of the licence granted to it within the period established by the licencing authority, that authority may apply to court for the

cancellation of that licence. A court may also cancel the licence in certain other cases (for example, if the breach of the terms and conditions of a licence by the licensee damaged the rights, legal interests or health of individuals). The licencing authority may cancel a licence without a court order if the licensee does not pay a licencing commission within three months of the granting of the licence.

Subsoil Licencing

In Russia, mining minerals requires a subsoil licence from the state authorities with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licenced mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

The primary law regulating subsoil licencing is the Law on Subsoil Resources of 21 February 1992, as amended (the "Subsoil Law"), and the regulations thereunder, which set out the regime for granting licences for the exploration and production of mineral resources. Important amendments to the Subsoil Law, passed in August 2004, significantly change the procedure for awarding exploration and production licenses, in particular abolishing the joint grant of licenses by federal and regional authorities. Under the 2004 amendments, production licences and combined exploration and production licences are awarded by tender or auction conducted by the Federal Agency for Subsoil Use. While the auction or tender commission may include a representative of the relevant region, the separate approval of regional authorities is no longer required in order to issue subsoil licenses. The winning bidder is expected to submit the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. Licences for geological exploration and production may also be issued without the holding of an auction or tender by the decision of the federal authorities to holders of exploration licenses that discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue production licenses for "common" mineral resources, such as clay, sand or limestone.

There are two major types of licences: (1) exploration licences, which are non-exclusive licences granting the right of geological exploration and assessment within the licence area, and (2) exploration and production licences, which grants the licensee an exclusive right to produce minerals from the licence area. In practice, many of the licences are issued as combined licences, which grant the right to explore, assess and produce minerals from the licence area. A subsoil licence defines the licence area in terms of latitude, longitude and depth.

Payments with respect to the exploration, evaluation and extraction of minerals include: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil licence. The minerals extraction tax is calculated as a percentage of the value of minerals extracted, and for 2005 is set at 4% for coal and 4.8% for iron ore.

The term of the licence is set forth in the licence. Prior to January 2000, exploration licences could have a maximum term of five years, production licences a maximum term of 20 years, and combined exploration, assessment and production licences a maximum term of 25 years. After amendment of the Subsoil Law in January 2000, exploration licences may still have a maximum term of five years; exploration and production licences are generally granted for a term of the expected operational life of the field based on a feasibility study, except under certain circumstances in which the license may be issued for a term of one year; and combined licences can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licences issued prior to January 2000, but permit licensees to apply for extensions of such licences for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil licence runs from the date the licence is registered with the Russian Federal Geological Fund.

Issuance of licences

Subsoil licences in Russia are generally issued by the Federal Agency for Subsoil Use. Most of the currently existing production licences owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatisations or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licencing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows for production licences to be issued without a tender or auction procedure only in limited circumstances, such as instances

when a mineral deposit is discovered by the holder of an exploration licence at its own expense during the exploration phase.

Extension of licences

The Subsoil Law permits a subsoil licensee to request an extension of a production licence in order to complete the production from the subsoil plot covered by the licence or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the licence and the relevant regulations.

In order to extend a subsoil licence, a company must file an application with the federal authorities to amend the licence.

The Order of the Ministry of Natural Resources No. 439-R, dated 31 October 2002, requires that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the licence; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended licence.

The factors that may in practice, affect a company's ability to obtain the approval of licence amendments include (1) its compliance with the licence terms and conditions; (2) its management's experience and expertise relating to subsoil issues, including experience in amending licences; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies' ability to extend their licences, see "Risk Factors—Risks Relating to Evraz—Evraz's business could be adversely affected if it fails to obtain or renew necessary licences or fails to comply with the terms of its licences". See also "Risk Factors—Risks Relating to Evraz—Evraz's business could be adversely affected if it fails to obtain or renew necessary licenses or fails to comply with the terms of its licenses" and "Risk Factors—Risks Relating to the Russian Federation—Legislative and Legal Risks—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the GDRs".

Maintenance and termination of licences

A licence granted under the Subsoil Law is generally accompanied by a licencing agreement. The law provides that there be two parties to any subsoil licencing agreement: the federal authorities and the licensee. The licencing agreement sets out the terms and conditions for the use of the subsoil licence. Under a licencing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed-upon volume of natural resources each year. The licence agreement may also contain commitments with respect to social and economic development of the region. When the licence expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a licence are based on mandatory rules contained in Russian law, certain provisions in a licencing agreement are left to the discretion of the licencing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated.

The fulfillment of a licence's conditions is a major factor in the good standing of the licence. If the subsoil licensee fails to fulfill the licence's conditions, upon notice, the licence may be terminated by the licencing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a licence, it may apply to amend the relevant licence conditions, though such amendments may be denied.

The Subsoil Law and other Russian legislation contain extensive provisions for licence termination. A licensee can be fined or the licence can be suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A licence may also be terminated for violations of "material" licence terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for termination of licences. Consistent overproduction or underproduction and failure to meet obligations to finance a project would also likely constitute violations

of material licence terms. In addition, certain licences provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the licence.

If the licensee does not agree with a decision of the licencing authorities, including a decision relating to a licence termination or the refusal to re-issue an existing licence, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases of termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three-month period, no termination or other action may be taken.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil licence users with the terms of their licences and applicable legislation. A licensee can be fined for failing to comply with the subsoil production licence and the subsoil production licence can be revoked, suspended or limited in certain circumstances, including:

- a breach or violation by the licensee of material terms and conditions of the licence;
- repeated violation by the licensee of the subsoil regulations;
- the failure by the licensee to commence operations within a required period of time or to produce;
- required volumes, as specified in the licence;
- the occurrence of an emergency situation;
- upon the emergence of a direct threat to the life or health of people working or residing in the area;
- affected by the operations under the licence;
- the liquidation of the licensee; and
- the non-submission of reporting data in accordance with the legislation.

Land Use Rights

Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the licence area actually being used, including the plot being mined, access areas, and areas where other mining-related activity is occurring.

Under the Land Code of the Russian Federation of 25 October 2001, as amended, or the Land Code, companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; or (3) lease.

A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of 25 October 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from, or to enter into a lease agreement relating to, the land with the relevant federal, regional or municipal authority owner of the land by 1 January 2006. Evraz has purchased most of the land relating to its steel making facilities, and it holds the balance pursuant to rights of perpetual use. Implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on Evraz's financial condition.

Evraz's mining subsidiaries generally have a right of ownership or perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of longer than one year must be registered with the relevant state authorities.

Antimonopoly Regulation

Evraz is subject to regulation by the FAS, both in connection with some acquisitions that it makes as well as a result of its market position in certain market segments, namely rails, H-beams, channels, high-vanadium iron ore, sinter and pellets and its control of Nakhodka Sea Port.

The FAS is authorised by law to approve (i) acquisitions of more than 20% of the voting shares in a Russian business entity; (ii) acquisitions of more than 10% of the fixed and intangible assets of companies; and (iii) acquisition of control over companies, in each case if the combined assets of the target and acquirer's group of persons exceed 30 million statutory minimum wages, currently equivalent to RUR3 billion (approximately U.S.$108 million) or if the target, the acquirer or a company in the acquirer's group of persons is registered as having more than a 35% share of a particular commodity market. The FAS is also authorised to approve the merger or consolidation, and to monitor the appointment of certain members of the management, of Russian business entities.

As a condition to issuing such approvals, the FAS may impose certain conditions designed to promote competition, including restrictions on conducting business, such as limitations on prices, geographical expansion, associations and agreements with competitors. In addition, a company holding a market share in a particular commodity market that exceeds 65% is presumed to hold a dominant position in that market. Such company is prohibited from abusing such a position, which includes activities that are characterized as restraining or eliminating the competition. Companies holding such a dominant position may not (i) limit sales in order to create a deficit or to increase prices; (ii) impose unfavorable contractual terms on their contractors that are not justified by the subject of the contract (*e.g.*, unjustified demands for the transfer of assets or property rights); (iii) impose discriminatory terms on access of competitors to the market; (iv) create barriers to entry into or exit from the market; (v) violate legal or regulatory requirements relating to pricing; (vi) fix excessively high or excessively low prices; (vii) decrease or terminate production of goods that are in demand or that are ordered by consumers when there is a possibility of producing such goods without sustaining loss; or (viii) arbitrarily refuse to enter into a sales agreement with particular customers, if it is feasible to produce or deliver the relevant goods.

The FAS is authorised to issue binding orders on companies holding a dominant position (*e.g.*, requiring companies to treat customers equally or imposing pricing restrictions). In addition, the Federal Antimonopoly Service has the power to require a spin-off or split of business operations of a company which holds a dominant position when the following conditions are met: the company has repeatedly (*i.e.*, two times within three years) violated Russian antimonopoly regulations; the spin-off would increase competition; a structural unit of the company may be organizationally and territorially separated from the company; there is no tight technological interconnection between structural units of the company (in particular, less than 30% of the relevant structural unit's output is consummated internally); and the legal entities resulting from such spin-off may function autonomously.

Environmental Matters

Evraz is subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of 10 January 2002, or the Environmental Protection Law, as well as by number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. The Ministry of Natural Resources has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a

company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of 23 November 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described under "—Environmental liability".

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control, implementation and enforcement of relevant laws and regulations. The federal government and Ministry of Natural Resources is responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organizations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, environmental authorities may suspend these operations or a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines.

Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

Reclamation

Evraz conducts its reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of 22 December 1995, of the Ministry of Natural Resources. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

Environmental protection programs

Evraz has been developing and implementing environmental protection programs at all of its steel and mining subsidiaries. Such programs include measures to aid in adhering to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Health and Safety

Due to the nature of Evraz's business, much of its activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites. The principal law regulating industrial safety is the Federal Law on Industrial Safety of Dangerous Industrial Facilities of 21 July 1997, as amended (the "Safety Law"). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace

industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Environmental, Technological and Nuclear Supervision. Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labour Code of Russia effective 1 February 2002, as amended (the "Labour Code"). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Federal Service for Environmental, Technological and Nuclear Supervision of accidents and maintain these systems in good working order. In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a licence permitting the operation of a dangerous industrial facility.

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labour

Labour matters in Russia are primarily governed by the Labour Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Federal Law on Collective Contracts and Agreements of 11 March 1992, as amended; the Federal Law on the Procedure of Settlement of Collective Labour Disputes of 23 November 1995, as amended; the Federal Law on Employment in the Russian Federation of 19 April 1991, as amended; the Federal Law on the Fundamentals of Protection of Labour in the Russian Federation of 17 July 1999, as amended.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labour legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labour relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labour Code, including:

- liquidation of the enterprise or downsizing of staff;
- failure of the employee to comply with the position's requirements due to incompetence or health problems;
- systematic failure of the employee to fulfill his or her duties;

- any single gross violation by the employee of his or her duties; and
- provision by the employee of false documents or misleading information prior to entry into the employment contract.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labour Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of fourteen or disabled child under the age of eighteen or other persons caring for a child under the age of 14 or disabled child under the age of eighteen without a mother.

Any termination by an employer that is inconsistent with the Labour Code requirements may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labour Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate. Annual paid vacation leave under the law is generally 28 calendar days. Employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and is RUR720 from 1 January 2005 (approximately U.S.$25.95). Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

Trade Unions

Although recent Russian labour regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, Evraz's management routinely interacts with trade unions in order to ensure the appropriate treatment of employees and the stability of its business.

The activities of trade unions are generally governed by the Federal Law on Trade Unions, Their Rights and Guaranties of Their Activity of 12 January 1996, as amended, or the Trade Union Law. Other applicable legal acts include the Labour Code of Russia, the Federal Law on Collective Contracts and Agreements of 11 March 1992, as amended, and the Federal Law on the Procedure for Settlement of

Collective Labour Disputes of 23 November 1995, as amended, which provide for more detailed regulations relating to activities of trade unions.

The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;
- monitor compliance with labour laws, collective contracts and other agreements;
- access work sites and offices, and request information relating to labour issues from the management of companies and state and municipal authorities;
- represent their members and other employees in individual and collective labour disputes with management;
- participate in strikes; and
- monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

- legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;
- protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;
- retention of job positions for those employees who stop working due to their election to the management of trade unions;
- protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and
- provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Code of the Russian Federation on Administrative Misdemeanors of 30 December 2001, nor the Criminal Code of the Russian Federation of 13 June 1996, currently has provisions specifically relating to the these violations, general provisions and sanctions may be applicable.

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

Set out below is a summary of material information concerning the share capital of the Company, including a description of certain rights of the holders thereof, and related material provisions of the Articles, as amended. This information is not exhaustive and reference should be made to the Articles and to the laws of Luxembourg.

General

Evraz Group S.A. was incorporated under the laws of the Grand Duchy of Luxembourg on 31 December 2004 as a société anonyme. Copies of its constitutional documents were filed with the Registry of Commerce in Luxembourg on 26 January 2005 and were published in the *Mémorial C*, No. 440, dated 12 May 2005. The registered office of the Company is at 1, Allée Scheffer, L-2520, Luxembourg. The Company is registered with the Registry of Commerce in Luxembourg under number B105615. The Articles were amended by general meetings of the Company's shareholders on 5 April 2005, 19 April 2005 and 17 May 2005.

The Articles are drafted in both the English and French languages. However, the English version is deemed to prevail where there are any inconsistencies between the two versions. Resolutions of the Board of Directors may be in English. Any resolution of the Board of Directors or of the shareholders resolving to increase the issued capital of the Company (and, in case of the shareholders resolving to amend the Articles in any other way) will be in both English and one of French or German.

Objects

The Company generally may engage in any business or activity which, in the judgment of the Board of Directors, is profitable or enhances the value of the Company's undertakings in any of its properties or assets and which is consistent with the objects as set forth in Article 4 of the Articles.

This Article 4 is set out in full below:

"The company shall have as its business purpose the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind, entering into leases, including financial leases, dealing in commodities that are not securities, acquisition of assets generally, selling assets generally, giving security, giving and receiving indemnities and security.

The company may participate in the establishment and development of any financial, industrial or commercial enterprises, including trusts and unincorporated associations, and may render any assistance by way of loans, guarantees, security or otherwise to subsidiaries, affiliated companies or parent companies. The company may borrow in any form and proceed to the issuance of bonds.

The company may carry on any business or activity whatsoever which may seem to the Board of Directors capable of being advantageously carried on in connection or in conjunction with or as ancillary to any of the foregoing or activities which the Board of Directors may consider expedient with a view to rendering profitable or enhancing directly or indirectly the value of the Company's undertaking in any of its properties or assets.

In general, it may take any controlling and supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purpose".

Share capital

At the date of this Offering Circular, the Company's issued share capital amounts to two hundred fourteen million four hundred and eight thousand six hundred and fifty-two euro (€214,408,652), consisting of one hundred seven million two hundred four thousand three hundred twenty-six (107,204,326) ordinary shares with a nominal value of two euro (€2) per ordinary share. At its incorporation on 31 December 2004, the Company had a share capital of €31,000, constituting 15,500 shares, each with a par value of €2. On 5 April 2005 the general meeting of shareholders of the Company resolved to increase the share capital by €214,408,650, to €214,439,650, by the creation and the issue of 107,204,325 additional shares. These additional shares were fully subscribed for by Crosland Global Limited and paid for by a contribution in kind of all its assets and all its liabilities. Following this subscription the share capital was immediately

reduced by an amount of €30,998 by the cancellation of 15,499 shares held by the Company in its portfolio. All of the Company's share capital is fully paid up. No preferred shares are authorised or outstanding. The Company does not have any treasury shares.

As of the date of this Offering Circular, the Company has an authorised share capital of three hundred fourteen million four hundred and eight thousand six hundred and fifty-two euro (€314,408,652) represented by one hundred and fifty seven million two hundred and four thousand three hundred and twenty six (157,204,326) shares with a nominal value of two euro (€2) each.

The share capital of the Company may be increased or reduced by resolution of the shareholders in general meeting acting in accordance with the conditions prescribed for the amendment of the Articles of the Company. The Board of Directors is authorised to issue further shares with or without an issue premium so as to bring the total capital of the company up to the total authorised share capital, in whole or in part, from time to time as it is in its discretion may determine, and to accept subscriptions for such shares within a period of five years as from the publication of the notarial deed of 17 May 2005 granting such power to it. The period or extent of this authority may be extended by resolution of the shareholders in general meeting from time to time, in the manner required for amendment of the Articles of the Company. The Board of Directors is authorised to determine the conditions attaching to any subscription for the new shares from time to time. The Board of Directors is also authorised to issue such shares without the shareholders having any preferential subscription rights.

Within the above limitations, the Board of Directors is also authorised to issue options giving each holder of such options the right to subscribe for one or more shares having a par value of two euro (€2) each without reserving to the existing shareholders a preferential right of subscription. The Board of Directors is authorised to issue said options, in whole or in part, from time to time, with or without an issue premium, within the limit of the authorised capital. The Board of Directors is authorised to determine the conditions under which the options will be granted. The Board of Directors may subject the exercise of the options to such conditions as it in its discretion may determine, including restrictions as to disposal of the shares issued upon exercise of the option by an optionholder. The Board of Directors may determine the subscription price subject to article 26-5(1) of the law on commercial companies, and the price to be paid in consideration of the option, if any.

The Company has adopted a share option plan for its non-employee directors and certain other employees. See "Directors and Management—Share option plan".

Form and transfer of shares

The shares of the Company may, in accordance with Article 5 of the Articles, be in registered or bearer form at the option of the shareholder. Ownership of registered shares is established by an entry into a register of the registered shares, which shall be maintained at the registered office of the Company.

The shares are not divisible. There are no provisions in the Articles limiting the transferability of the shares and the shares are, therefore, freely transferable.

In accordance with Luxembourg law, registered shares are transferred by a declaration of transfer into the register of registered shares. Bearer shares are transferred by delivery of the share certificate, which would not be printed from an engraved steel plate.

Repurchase by the Company of its own shares

According to Luxembourg law the Company may acquire its own shares subject to the following conditions:

- authorisation given by the general meeting of shareholders which shall determine the terms and conditions of the proposed acquisition;
- the nominal value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as shares acquired by a person acting in its own name but on behalf of the Company may not exceed 10% of the subscribed capital of the Company;
- the acquisition must not have the effect of reducing the net assets below the aggregate of the subscribed capital and the reserves which may not be distributed under law or the Articles of Association; and
- only fully paid-up shares may be included in the transaction.

General meeting of shareholders

The general meetings of shareholders shall be held in the place specified in the convening notice. According to Article 15 of the Articles, the annual general meeting of shareholders is to be held on 20 June in each year (or where such day is a legal holiday on the next following business day) at twelve noon, except in 2005, and for the first time in 2005. The annual general meeting of shareholders for 2005 (in respect of the year ending on 31 December 2004) was held by unanimous consent of the shareholders on 31 May 2005.

The annual general meeting of shareholders shall hear the reports of the Board of Directors and of the statutory auditor(s) and shall discuss the balance sheet and the profit and loss account. After adoption of the annual accounts the annual general meeting shall vote specifically as to whether discharge is given to the directors and statutory auditor(s). Such discharge shall be valid only if the balance sheet contains no omission or false information concealing the true situation of the Company and, with regard to any acts carried out which fall outside the scope of the Articles, if they have been specifically indicated in the convening notice.

The Board of Directors as well as the statutory auditor(s) may convene general meetings. They shall be obliged to convene a general meeting to be held within one month where shareholders representing one-fifth of the corporate capital request it.

Convening notices for every general meeting of shareholders should contain the agenda and should take the form of announcements published twice, with a minimum interval of eight days, and at least eight days before the meeting, in the *"Mémorial, Recueil des Sociétés et Associations"* and in a Luxembourg newspaper. Notice by mail should be sent a minimum of eight days before the meeting to registered shareholders. Where all the shares are in registered form, the convening notice may be issued only by registered letter.

Shareholders are entitled to vote in person or by proxy.

Voting rights

Each share confers the right to cast one vote at the general meeting of shareholders. There are no restrictions, either under Luxembourg law or in the Articles, on the right of non-residents of Luxembourg or foreign owners to hold or vote the shares, other than those also imposed on residents. Depending on their subject matter, resolutions are passed by a simple or qualified majority.

Financial statements and the statutory auditor

According to Article 14 of the Articles, the financial year of the Company coincides with the calendar year. In accordance with the Luxembourg Companies Act, the Company is obliged to publish its accounts on an annual basis following the requisite holding of the annual meeting of shareholders

The Company will be supervised by one or several statutory auditor(s). The statutory auditor(s) are appointed by the general meeting of shareholders which will fix their number and their term of office, which may not exceed six years. The Company has one statutory auditor, Ernst & Young, with registered office at 7, Parc d'Activité Syrdall, L-5365, Munsbach, registered with the Registry of Commerce in Luxembourg under number B47771. The mandate of the statutory auditor will expire immediately after the annual general meeting to be held in 2010.

Each year at least 5% of the net profits shall be allocated to a special reserve; this allocation ceases to be compulsory when the reserve has reached an amount equal to one-tenth of the corporate capital, but again becomes compulsory if the reserve falls below this amount. The balance of the net profit is at the discretion of the general meeting of shareholders. The Board of Directors may, subject to certain legal restrictions, authorise the payment of interim dividends. See "—Dividends".

Amendment of Articles

An extraordinary general meeting of shareholders may amend the Articles of the Company. This meeting may only validly deliberate where at least half of the corporate capital is present or represented and the agenda indicates the proposed amendments to the Articles and where applicable, the text of those which concern the objects or the form of the Company. If the deliberation quorum is not met a second meeting may be convened in the manner foreseen by law and may deliberate validly regardless of the proportion of the capital present or represented. Resolutions, in order to be adopted, must be approved by

two-thirds of the votes of the shareholders present or represented. However the nationality of the Company may only be changed or the commitments of its shareholders increased only with the unanimous consent of all shareholders.

Liquidation

A resolution to liquidate the Company may only occur pursuant to a resolution adopted by the general meeting of shareholders in accordance with the conditions set forth for amendment of the Articles. If the Company is dissolved, the liquidation will be carried out by one or more liquidators, who may be either physical or legal persons, appointed by the general meeting of shareholders. The general meeting of shareholders will also specify the powers and remuneration of the liquidators. After all of the debts and liabilities of the Company have been paid and any future debts and liabilities provided for, the balance is payable to shareholders in proportion to their shareholdings.

Board of directors

Pursuant to the Articles, the Board of Directors is vested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate objects of the Company. All powers not expressly reserved by Luxembourg law or by the Articles to the general meeting of shareholders fall within the remit of the Board of Directors. The Board of Directors may, subject to certain legal restrictions, authorise the payment of interim dividends. See "—Dividends".

The Board of Directors shall consist of seven to nine members, as may be determined by the general meeting of shareholders. On 21 April 2005, the general meeting of shareholders set the number of members of the Board of Directors at seven. The members of the Board of Directors are elected by the general meeting of shareholders, and the general meeting of shareholders may revoke their mandate at any time. The Board of Directors may be appointed for a period not exceeding one year. In the event of a vacancy on the Board of Directors the remaining directors may fill the vacancy on a provisional basis, with the next general meeting of shareholders to make a permanent appointment.

The number, remuneration and the term of the directors is determined by the general meeting of shareholders.

Pursuant to the Article 9 of the Articles, the Company will be bound in any circumstances by (i) the signature of the Chief Executive Officer (as defined below) in case of delegation of powers or proxies given by the Board of Directors pursuant to articles 10 and 11 of the Articles, or (ii) the joint signatures of two directors (provided one of them is the Chief Executive Officer).

Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting will constitute presence in person at the meeting, provided that all actions approved by the directors at any such meeting must be reduced to writing in the form of resolutions.

Resolutions signed by all members of the Board of Directors will be as valid and effectual as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letter, telefax or similar communication.

Committees

The Board of Directors may designate a remuneration committee, an audit committee and one or more other committees. Each committee designated by the Board of Directors consists of such number of directors as from time to time may be fixed by the Board of Directors, and may also include individuals who are not directors. The Board of Directors may also designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Thereafter, members (and alternate members, if any) of each such committee may be designated by the Board of Directors. Any such committee may be abolished or re-designated from time to time by the Board of Directors. Each member (and each alternate member) of any such committee shall hold office until his or her successor shall have been designated or until his or her earlier death, resignation or removal.

The Board of Directors has established a remuneration committee which shall perform such duties as may be assigned to it from time to time by the Board of Directors. These duties include a consultative role

in all matters relating to the award and exercise of stock options by any member of the Board of Directors and all matters relating to the remuneration of the management and employees of the Company. The remuneration committee shall keep itself informed as to market levels of compensation and, based on its evaluations, recommends compensation levels and systems to the Board of Directors.

The Board of Directors has established an audit committee which shall perform such duties as may be assigned to it from time to time by the Board of Directors in its terms of reference relating to such matters as the oversight of audit functions, financial reporting and internal control principles. The committee shall have a consultative role in relation to the appointment, compensation, retention and oversight of the Company's independent auditors.

Any other committee formed by the Board of Directors, except as otherwise provided in the Articles, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors.

The Board of Directors may from time to time request the members of the remuneration committee, the audit committee or any other committee to consider certain matters and report on their findings to the Board of Directors.

Any committee formed by the Board of Directors shall not have the power or authority: (a) to approve or adopt any action or matter expressly required by the applicable laws of Luxembourg to be submitted to the shareholders for approval; or (b) adopt, amend or repeal any provision of the Articles.

Each committee may fix its own rules of procedure and may meet at such place (within or outside Luxembourg), at such time and upon such notice, if any, as it shall determine from time to time. Each committee may keep minutes of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following any such proceedings. Except as may be otherwise provided in the resolution creating such committee, at all meetings of any committee the presence of members (or alternate members) constituting a majority of the total membership of such committee shall constitute a quorum for the transaction of business. The act of the majority of the members present at any meeting at which a quorum is present shall be the act of such committee. Any action required or permitted to be taken at any meeting of any such committee may be taken without a meeting, if all members of such committee shall consent to such action in writing and such writing or writings are filed with the minutes of the proceedings of the committee. The members of any such committee shall act only as a committee, and the individual members of such committee shall have no power as such.

Members of any committee designated by the Board of Directors may participate in a meeting of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. In the event of the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any member (and any alternate member) of any committee may resign at any time by delivering written notice of resignation, signed by such member, to the chairman of the Board of Directors. Unless otherwise specified therein such resignation shall take effect upon delivery. Any member (and any alternate member) of any committee may be removed from his or her position as a member (or alternate member, as the case may be) of such committee at any time, either for or without cause, by resolution adopted by the Board of Directors.

If any vacancy occurs in any committee, by reason of disqualification, death, resignation, removal or otherwise, the remaining members (and any alternate members) shall continue to act, and any such vacancy may be filled by the Board of Directors.

Officers

The Board of Directors may give special powers relating to the daily management of all or part of the business of the Company to one or more proxyholders (*fondés de pouvoir*). Any such proxyholder shall not be required to be a director or a shareholder. The granting of such special powers to a member of the Board of Directors is subject to the prior authorisation of a general meeting of the shareholders. The

Board of Directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate. In particular the Board of Directors shall designate the following:

(i) An "*administrateur délégué / délégué à la gestion journalière*" to whom the day-to-day management of the Company shall be entrusted and who is called the "Chief Executive Officer". The Chief Executive Officer is the primary operating officer of the Company and is responsible for the day-to-day general management of the Company's management. He shall see that all order and resolutions of the Board of Directors of the Company and of any committee established by the Board of Directors are carried into effect and shall perform all those duties incidental to the office of Chief Executive Officer as may be from time to time, prescribed by the Board of Directors.

(ii) A "Chief Financial Officer" who shall (a) provide for the custody of the funds or other property of the Company and shall keep a separate book account of the same to the credit of the Company; (b) collect and receive or provide for the collection and receipt of moneys earned by or in any manner due or received by the Company; (c) deposit all funds in his or her custody as Chief Financial Officer in such banks or places of deposit as the Board of Directors may from time to time designate; (d) whenever so required by the Board of Directors, render an account showing his or her transactions as Chief Financial Officer and the financial condition of the Company; and (e) in general discharge such other duties as may from time to time be assigned by the Board of Directors.

The Board of Directors has all powers to create new positions as it may from time to time deem appropriate.

Dividends

The payment of dividends is subject to compliance with the Luxembourg Companies Act and the Articles. Dividends may only be paid out of profits or retained earnings as shown in the adopted annual statutory financial statements. The profits must first be used to set up and maintain the legal reserve required by Article 72 of the Luxembourg Companies Act and must then be set off against certain financial losses. Thereafter, the General Meeting may determine to withhold profits as further reserves. In so far as any profits have not been allocated to reserves, they form part of the freely distributable reserves, which the General Meeting may elect to pay out in the form of a dividend.

No distribution can be made when, at the close of the preceding financial year, the net assets are, or after such distribution would fall, below the sum of the subscribed capital plus unavailable (i.e., non-distributable) reserves such as the legal reserve.

The Luxembourg Companies Act provides that an interim dividend may be paid provided that the articles of association authorise the board of directors to do so, which the Articles do. In addition, the Luxembourg Companies Act provides that any such payment shall be subject to the following conditions:

1. Interim accounts must be drawn up and show that sufficient funds are for distribution.

2. The amount to be distributed may not exceed the profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums withdrawn from reserves available for this purpose, less losses carried forward and any sums to be allocated to a reserve pursuant to the law or the articles of association.

3. The decision of the board of directors to pay an interim dividend may not be taken more that two months after the date of the relevant interim accounts, and no decision with respect to the payment of an interim dividend may be made less than six months after the end of the preceding financial year or before the approval of the annual accounts relating to such financial year. If a first interim dividend has been paid, the decision to pay a second interim dividend may not be made until at least three months after the date of the decision to pay the first interim dividend.

4. The statutory or independent auditor must verify that the amount of interim dividend does not exceed the amount of distributable profits and submit a report to this effect to the board of directors.

Should interim dividend payments exceed the total amount of the annual dividend subsequently decided by the general meeting, such dividends shall, to the extent of any overpayment, be considered as an advance on the next dividend payment.

Article 8 of the Articles of the Company provides that any interim dividend declared in July 2005 shall only be paid to the holders of record of shares in the share register of the company as at 31 May 2005.

When a dividend is declared a shareholder has a right to be paid that particular dividend either on the date fixed for the payment of the dividend or, if no date is fixed, immediately after its declaration.

Article 2277 of the Luxembourg civil code provides that claims that arise on a yearly or more frequent basis, which are generally considered to include dividends, are prescribed for a period of five years. As a result, five years following the date fixed for the payment of dividends, or, if no date has been fixed, five years after the dividends have been declared, any amounts not claimed revert to the Company.

Potential mandatory offer rules

The directive of the European Parliament and of the Council of the European Union (the "Council") on takeover bids (the "Take-Over Directive") was adopted by the Council on 30 March 2004 and became effective on 20 May 2004. The Directive applies to all companies governed by the laws of a European Union member state of which all or some securities are admitted to trading on a regulated market in one or more member states. Pursuant to the Take-Over Directive, when a person, together with any persons acting in concert with such person, acquires securities in a company such that, when added to any existing holdings and the holdings of persons acting in concert with him, directly or indirectly give such persons control of that company, the person acquiring such securities is required to make a public offer to all the holders of those securities for all their holdings at an equitable price. The laws of the member state in which the company has its registered office will determine what percentage of the voting rights in that company is regarded as conferring control over the company and the method of calculation of such percentage. It is currently not clear at what percentage of voting rights Luxembourg law will require that a public offer be made. The Take-Over Directive must be implemented into the laws of Luxembourg not later than 20 May 2006. The date for the Take-Over Directive to enter into force has not yet been determined. A preamble to the Directive provides that the obligation to make a public offer should not apply to controlling holdings in existence on the date on which national legislation implementing the Take-Over Directive comes into force. However, as the Take-Over Directive provides for minimum standards relating to public offers, Luxembourg implementing legislation may be more stringent than the Take-Over Directive.

Significant ownership of Shares

Holders of Shares or GDRs may be subject to reporting obligations under the Luxembourg law of 4 December 1992 on the information to be published when a major holding in a listed company is acquired or disposed of.

Pursuant to this law any person or legal entity who acquires or disposes of a holding in a company incorporated in Luxembourg, all or part of the shares of which are officially listed on a stock exchange or exchanges operating within one or more European Community member states, must inform the company and the Luxembourg Exchange Supervisory Authority where, following such acquisition or disposal, the proportion of voting rights held by that person or legal entity reaches or exceeds one of the thresholds of 10%, 20%, ⅓, 50% and ⅔ of the total voting rights existing when the situation giving rise to a declaration occurs, or falls below the said thresholds. The notification should occur within seven calendar days of the time when the natural person or legal entity owning a major holding learns of the acquisition or disposal, or from the time when, in view of the circumstances, it should have learned of it.

The Exchange Supervisory Authority sets forth the content, the form and the language of the information to be published.

A company that has received such a notice must in turn disclose it to the public in each of the EU member states in which its shares are listed on a stock exchange as soon as possible but not more then nine calendar days after the receipt of that notification.

Where the acquisition or disposal of any major holding is effected by means of certificates representing shares, such as GDRs, the law applies to the bearers of those certificates and not to the issuer.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and amendment and excepting sentences in italics) will apply to the Global Depositary Receipts, and will be endorsed on each Global Depositary Receipt certificate:

The Global Depositary Receipts ("**GDRs**") represented by this certificate are each issued in respect of one third of an ordinary share of par value EUR2.00 each (the "**Shares**") in EVRAZ GROUP S.A. (the "**Company**") pursuant to and subject to an agreement to be dated on or about 7 June 2005, and made between the Company and The Bank of New York in its capacity as depositary (the "**Depositary**") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "**Deposit Agreement**"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed BNY Nominees Limited as Custodian (the "**Custodian**") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "**Deposited Shares**") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "**Deposited Property**"). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "**Conditions**"), references to the "Depositary" are to The Bank of New York and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to BNY Nominees Limited or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian in the United Kingdom as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The Offering comprises 29,100,000 GDRs, representing 9,700,000 Shares to be sold by the Company at an offer price of U.S.$14.50 per GDR. It is expected that listing of the GDRs will take place on or about 8 June 2005. Prior to listing, it is expected that conditional dealings will be permitted by the London Stock Exchange in accordance with its rules. It is expected that unconditional dealings in the GDRs will commence on or about 8 June 2005. Transactions will normally be effected for settlement in U.S. dollars and for delivery on the third working day after the date of the transaction.

The GDRs will upon issue be represented by interests in a Regulation S Master GDR, evidencing Regulation S GDRs, and by interests in a Rule 144A Master GDR, evidencing Rule 144A GDRs (as each such term is defined in the Deposit Agreement). The GDRs are exchangeable in the circumstances set out in "Summary of Provisions Relating to the GDRs while in Master Form" for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the Holder in the relevant Master GDR.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "**Register**") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders of GDRs are not party to the Deposit Agreement which specifically disallows application of the Contracts (Rights of Third Parties) Act 1999 and thus, under English Law, have no contractual rights against, or obligations to, the Company or Depositary. However, the Deed Poll executed by the Company in favour of the Holders provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.**

1. Withdrawal of Deposited Property and Further Issues of GDRs

1.1 Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement

of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Luxembourg of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii) the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii) the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depositary to which the Deposited Property being withdrawn is attributable; and

(iv) the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

The Deposit Agreement is entered into by the Company and The Bank of New York which will act as Depositary for the Regulation S Facility and the Rule 144A Facility. Deposited Property means and includes the Deposited Shares and all and any rights, interests and other securities, property and cash for the time being held by the Custodian or the Depositary or their respective agents and attributable to the Deposited Shares pursuant to the provisions of the Deposit Agreement together with any right of the Depositary or the Custodian to receive Deposited Shares or any such rights, interests and securities, property and cash as aforesaid other than any right of the Depositary or the Custodian against any Pre-Releasee (as defined in Clause 3.9 of the Deposit Agreement) to receive any Shares, cash or GDRs pursuant to the contract governing the Pre-Release.

1.2 Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a) will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Luxembourg of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3 Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4 The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3 of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3 of the Deposit Agreement certifies among other things that the person providing such certificate is located outside the United States. The certificate to be provided in the form of Schedule 4, Part A, of the Deposit Agreement certifies among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the Securities Act (a "QIB")) or is acting for the account of another person and such person is a QIB and in either case will comply with restrictions on transfer set forth under "Subscription and Sale—Transfer Restriction".

1.5 Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6 The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.

1.7 Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "**Pre-Release**"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "**Pre-Releasee**") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders, (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depositary determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30 per cent. of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Company, change such limits for the

purpose of general application. The Depositary will also set dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 of the Deposit Agreement.

2. Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a U.S. Securities Exchange or quoted on a U.S. automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws. The Depositary is entitled to refuse to allow the cancellation of one or more GDRs and the withdrawal of the Deposited Shares represented by such GDRs if such cancellation and withdrawal would require the Depositary to transfer from the GDR facility a fraction of a Share.

3. Transfer and Ownership

The GDRs are in registered form, each corresponding to one third of one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

So long as Rule 144A GDRs are "restricted securities" within the meaning of Rule 144 under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), interests in such Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is to be represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"). Issuance of Rule 144A GDRs, including in connection with the transfer of an interest in Regulation S GDRs to a person whose interest is to be represented by the Master Rule 144A GDR, shall be subject to

the terms and conditions of the Deposit Agreement, including delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4. Cash Distributions

Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States dollars in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:—

(a) in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5. Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6. Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7. Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:—

(i) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in euro or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii) if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(iv) (a) Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "**Primary GDR Rights Offering**"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("**Additional GDR Rights**") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "**Instruction Date**") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("**Additional GDR Rights Requests**") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "**Maximum Additional Subscription**") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("**Unsubscribed Rights**"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in euro or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(b) Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum

Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated *pro rata* on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.

(c) In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Luxembourg counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8. Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than United States dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into United States dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgement any currency other than United States dollars is not convertible on a reasonable basis into United States dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for

distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9. Distribution of any Payments

9.1 Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in United States dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relevant Deposited Property.

9.2 Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10. Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11. Withholding Taxes and Applicable Laws

11.1 Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Luxembourg and other withholding taxes, if any, at the applicable rates.

11.2 If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Luxembourg in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such

report has not been obtained or filed, as the case may be, and shall have no duties to obtain (but shall, where assistance is reasonably requested by the Company, and such assistance does not require the Depositary to take any action in conflict with market practice or in a capacity other than its capacity as Depositary, at the expense of the Company make reasonable endeavours to assist the Company to obtain) any such authorisation, consent, registration or permit, or to file any such report.

12. Voting Rights

12.1 Holders will have the right to instruct the Depositary with respect to the exercise of voting rights with respect to the Deposited Shares, but not in relation to any fraction of a Deposited Share. The Company has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by the Company for the Shares or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2 In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3 The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares in accordance with the voting instructions it has received, so that, as appropriate, all Deposited Shares will be voted for or against, or the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against, any resolution specified in the agenda for the relevant meeting.

12.4 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Luxembourg law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Luxembourg law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5 The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by such Holder or because the voting instructions are incomplete, illegible or unclear) with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish

such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6 If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Luxembourg law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7 Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall notify the chairman of the board of directors of the Company (the "Chairman") and appoint a person designated by the Chairman as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 if it has requested but not received prior to taking such action an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that the voting arrangements contemplated in this Condition are valid and binding on Holders under Luxembourg law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 and that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8 By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Luxembourg law.

12.9 The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominee, if any, do not, vote or attempt to exercise any right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13. Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any Stock Exchange on which the Shares may from time to time be listed, and subject to all applicable laws and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14. Liability

14.1 In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2 Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Luxembourg or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and

shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3 Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4 The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5 The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7 The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8 In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9 Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10 The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and (subject to Condition 14.13 below) shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11 Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and (subject to Condition 14.13 below) the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

14.12 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13 The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14 The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the sub-delegate shall be required to provide the services sub-delegated in substantially the same manner as such services are required to be provided under the Deposit Agreement and the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

14.15 The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16 The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17 Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18 No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for

believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19 For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Luxembourg law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20 No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

15. Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16. Depositary's Fees, Costs and Expenses

16.1 The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: U.S.$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of U.S.$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: U.S.$5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;

(vi) for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of U.S.$0.05 or less per GDR;

(vii) a fee of U.S.$0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below, *provided however* that no fee will be assessed under this provision to the extent a fee of U.S.$0.02 per GDR was charged in such calendar year pursuant to sub-paragraph (iv) above; and

(viii) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against

Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge from one or more cash dividends or other cash distributions,

together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.2 The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between the Company and the Depositary.

17. Agents

17.1 The Depositary shall be entitled to appoint one or more agents (the "**Agents**") for the purpose, *inter alia*, of making distributions to the Holders.

17.2 Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18. Listing

The Company has undertaken in the Deposit Agreement to use its best endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the Official List of the UK Listing Authority and admission to trading on the market for listed securities of the London Stock Exchange.

For that purpose the Company will pay all fees and sign and deliver all undertakings required by the UK Listing Authority or the London Stock Exchange in connection with such listings. In the event that the listing on the Official List of the UK Listing Authority and admission to trading on the market for listed securities of the London Stock Exchange is not maintained, the Company has undertaken in the Deposit Agreement to use its best endeavours with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19. The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company. The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian. Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Luxembourg, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Luxembourg, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the

Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20. Resignation and Termination of Appointment of the Depositary

20.1 The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority and the London Stock Exchange.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. The Company has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the UK Listing Authority and the London Stock Exchange.

20.2 Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the resigning Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21. Termination of Deposit Agreement

21.1 Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 and Clause 11 of the Deposit Agreement that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2 During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to (i) the provisions of Condition 1.1 and compliance by it with Condition 1, (ii) payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and (iii) payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3 If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, *pro rata* to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they were the Holders prior to such sale. After making such

sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22. Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23. Notices

23.1 Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2 Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3 So long as GDRs are listed on the Official List of the UK Listing Authority and admitted to trading on the market for listed securities of the London Stock Exchange and the rules of the UK Listing Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the *Financial Times*).

24. Reports and Information on the Company

24.1 The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of those communications that it makes generally available to its shareholders, including but not limited to any communications that may be required by law or regulation or in order to maintain a listing for the GDRs on the Official List of the UK Listing Authority and admission to trading on the market for listed securities of the London Stock

Exchange, or another stock exchange, in accordance with Condition 18, as soon as practicable following the publication or availability of such communications. For the avoidance of doubt, such communications shall include any financial statements prepared in respect of the maintenance of such listing. If such communication is not furnished to the Depositary in English, the Depositary shall, at the Company's expense, arrange for an English translation thereof to be prepared.

24.2 The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3 For so long as any Shares or GDRs representing such Shares are "**restricted securities**" within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which it is neither a reporting company under, and in compliance with the requirements of, Section 13 or 15(d) of the Exchange Act nor exempt from the reporting requirements of the Exchange Act by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement and the Deed Poll to provide, at its expense, to any Holder, owner of GDRs or of the Master GDRs or the beneficial owner of an interest in such GDRs, and to any prospective purchaser of GDRs or Shares designated by such person, upon request of such owner, beneficial owner, Holder or prospective purchaser, the information required by Rule 144A(d)(4)(i) and otherwise to comply with Rule 144A(d)(4). If at any time the Company is neither subject to and in compliance with Section 13 or 15(d) of the Exchange Act nor exempt pursuant to Rule 12g3-2(b) under the Exchange Act, the Company shall immediately so notify the Depositary and the Depositary may so notify Holders in writing at the Company's expense. The Company has authorised the Depositary to deliver such information as furnished by the Company to the Depositary during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144A(d)(4) to any such Holder, owner of GDRs, beneficial owner of an interest in GDRs or holder of Shares or prospective purchaser at the request of such person. The Company has agreed to reimburse the Depositary for its reasonable expenses in connection with such deliveries and to provide the Depositary with such information in such quantities as the Depositary may from time to time reasonably request. Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25. Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of copies of an English translation of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26. Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27. Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28. Governing Law

28.1 The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Luxembourg law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City and has appointed an agent for service of process in London and the Borough of Manhattan, New York City.

28.2 The Company has irrevocably appointed Law Debenture Corporate Services Limited as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed the Corporation Service Company as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York, as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3 The courts of England are to have jurisdiction to settle any disputes (each a "**Dispute**") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("**Proceedings**") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4 These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5 In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6 The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs will initially be evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR will be deposited with The Bank of New York, London branch as common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of The Bank of New York Depositary (Nominees) Limited. The Master Rule 144A GDR will be registered in the name of Cede & Co., as nominee for DTC, and will be held by The Bank of New York as Custodian for DTC. The Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Conditions of the Global Depositary Receipts set out in this Offering Circular. The following is a summary of certain of those provisions. Unless otherwise defined herein, the terms defined in the Conditions shall have the same meaning herein.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part. The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(i) Euroclear or Clearstream, Luxembourg, in the case of the Master Regulations GDR, or DTC (or any successor to DTC), in the case of the Master Rule 144A GDR advises the Company in writing that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or

(ii) Euroclear or Clearstream, Luxembourg, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(iii) in the case of Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the Exchange Act; or

(iv) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.

Any exchange shall be at the expense (including printing costs) of the relevant GDR holder.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream, Luxembourg.

Upon any exchange of a Master GDR for certificates in definitive registered form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Condition 3, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the register maintained by the Depositary whereupon the number of GDRs represented by the Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the register, provided always that, if the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream, Luxembourg and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefore from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of the Holders will result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Holders of GDRs will have voting rights as set out in the Terms and Conditions of the GDRs.

Surrender of GDRs

Any requirement in the Terms and Conditions of the GDRs relating to the surrender of a Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream, Luxembourg, and relating to the surrender of a Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream, Luxembourg, in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Regulation S GDR is registered in the name of the common depositary for Euroclear and Clearstream, Luxembourg and the Master Rule 144A GDR is registered in the name of DTC (or its nominee), notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23. So long as GDRs are listed on the Official List maintained by the UKLA and admitted for trading on the London Stock Exchange, and the UKLA or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the *Financial Times*).

The Master GDRs shall be governed by and construed in accordance with English law.

TAXATION

The following summary of material U.S. federal income, United Kingdom and Luxembourg tax consequences of ownership of Shares and GDRs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Offering Circular. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the Shares and holders of GDRs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Shares or GDRs. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of Shares or GDRs, including the applicability and effect of any other tax laws or tax treaties, and of pending or proposed changes in applicable tax laws as of the date of this Offering Circular, and of any actual changes in applicable tax laws after such date.

United States Federal Income Tax Considerations

U.S. Holders

This summary describes principal U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the GDRs. This summary applies only to U.S. Holders that will hold the GDRs as capital assets for U.S. federal income tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:

- a dealer in securities or currencies;
- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
- a bank;
- a life-insurance company;
- a tax-exempt organization;
- a person that holds GDRs as part of a hedge, straddle or conversion transaction for tax purposes;
- a person whose functional currency for tax purposes is not the U.S. dollar; or
- a person that owns or is deemed to own 10% or more of any class of Evraz's stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Prospective holders should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of the GDRs in light of their particular circumstances.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a GDR that is:

- a citizen or resident of the United States;
- a U.S. domestic corporation; or
- otherwise subject to U.S. federal income tax on a net income basis with respect to income from the GDRs.

For U.S. tax consequences to a holder that is not a U.S. Holder (a "non-U.S. Holder"), see the discussion below under "—Non-U.S. Holders".

Generally, holders of GDRs will be treated for U.S. federal income tax purposes as holding the Shares represented by the GDRs. No gain or loss will be recognised upon the exchange of Shares for GDRs or an exchange of GDRs for Shares.

Distributions

Distributions paid with respect to the GDRs to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles ("Taxable Dividends") will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on GDRs exceed the Company's current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder's basis in the GDRs until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder's GDRs treated as described below under "—Taxable Dispositions". This reduction in a U.S. Holder's basis in the GDRs would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the GDRs. Evraz does not intend to compute (or to provide U.S. Holders with information necessary to compute) earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect to treat distributions as Taxable Dividends.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. Holder prior to 1 January 2009 with respect to the GDRs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends". Dividends paid on the GDRs will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The income tax treaty between Luxembourg and the United States has been approved for the purposes of the qualified dividend rules. The Company believes that it would not have been treated as a PFIC for U.S. federal income tax purposes with respect to the 2004 taxable year. In addition, it does not anticipate becoming a PFIC for the 2005 taxable year. Potential investors should consult their own tax advisers regarding the availability of the reduced dividend rate in light of their own particular circumstances.

Taxable Dispositions

Upon a sale, exchange, or other taxable disposition of GDRs, a U.S. Holder will generally recognise gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder's tax basis in the GDRs that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the GDRs for more than one year. The net amount of long-term capital gain recognised by an individual U.S. Holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognised by an individual U.S. Holder before 1 January 2009 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources.

Non-U.S. Holders

Any dividends received on GDRs and any gain realized on sale or exchange of GDRs by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to avoid withholding with respect to dividends on the GDRs and payments of the proceeds of a sale of GDRs paid within the United States or through certain U.S. related financial intermediaries, a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. Person. See "—Information Reporting and Backup Withholding" below.

A non-U.S. Holder may be subject to U.S. federal income taxes on any dividends received on GDRs and on any gain realized on the sale or exchange of GDRs if it has an office, fixed place of business, or a tax home in the United States or certain other conditions exist. Each potential investor that would be a non-U.S. Holder should consult its own tax adviser regarding the U.S. tax consequences of the ownership and disposition of GDRs.

Information Reporting and Backup Withholding

Dividends on the GDRs and payments of the proceeds of a sale of GDRs paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or

(ii) provides a taxpayer identification number and certifies that no loss or exemption from backup withholding has occurred. Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, a non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

United Kingdom Tax Considerations

The comments below are of a general nature and are based on current U.K. law and published H.M. Revenue & Customs practise, both of which are subject to change, possibly with retrospective effect. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of Shares or GDRs and any dividends paid in respect of them, in circumstances where the dividends paid are regarded for U.K. tax purposes as that person's own income (and not the income of some other person), and who are resident (or, in the case of individuals only, ordinarily resident) in the U.K. for tax purposes. In addition, the summary (a) only addresses the tax consequences for holders who hold the Shares or GDRs as capital assets and does not address the tax consequences which may be relevant to certain other categories of holders, for example, dealers; (b) does not address the tax consequences for holders that are insurance companies, collective investment schemes or persons connected with the Company; (c) assumes that the holder does not control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10.0% or more of the shares and/or voting power of the Company; (d) assumes that there will be no register in the U.K. in respect of the Shares or GDRs; (e) assumes that the Shares will not be held by, and that the GDRs will not be issued by, a depositary incorporated in the U.K.; and (f) assumes that neither the Shares nor the GDRs will be paired with shares issued by a company incorporated in the U.K.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under U.K. law and H.M. Revenue & Customs practise, of acquisition, ownership and disposition of Shares or GDRs in their own particular circumstances, by consulting their own tax advisors.

Taxation of Dividends

Income Tax and Corporation Tax

Holders who are resident (or, in the case of individuals only, ordinarily resident) in the U.K. will, in general, be subject to income tax or corporation tax on the total of the dividends received on their Shares or GDRs plus any withholding tax deducted in Luxembourg.

Withholding Tax and Tax Credits

When the Company pays dividends it is generally required for Luxembourg tax purposes to withhold 20.0% of the gross amount of the dividend paid to U.K. resident holders. See "—Luxembourg Tax Considerations—Taxation of dividend income—Withholding tax". Holders who are resident (or, in the case of individuals only, ordinarily resident) in the U.K. will generally be able to obtain relief at source or a refund from the Luxembourg tax authorities in respect of an amount equal to 5.0% of the gross amount of the dividend under the U.K./Luxembourg Tax Treaty. The remaining 15.0% Luxembourg withholding tax is generally allowed as a credit against the U.K. tax liability of a U.K. resident holder but any excess of such Luxembourg withholding tax over the U.K. tax payable on the aggregate amount of the dividend and the Luxembourg withholding tax is generally not refundable.

The Company is not required to make any deduction from payments of dividends for or on account of U.K. tax.

Tax Liability for Individual Holders

For an individual holder who is liable to U.K. tax on the dividend at the dividend ordinary rate (currently 10.0%), the credits for Luxembourg tax deducted at source will exceed his U.K. income tax liability in respect of the dividend and he will have no further U.K. tax to pay. For an individual holder who is liable to U.K. tax on the dividend at the dividend upper rate (currently 32.5%), the U.K. tax will be chargeable on the gross dividend with credit for Luxembourg tax deducted at source at up to 15.0% In

appropriate cases, a holder will be entitled to relief at source or a refund of Luxembourg tax as described above.

Tax Liability for Corporate Shareholders

A holder within the charge to U.K. corporation tax and resident (for tax purposes) in the U.K. will be liable for U.K. corporation tax on the receipt of the gross dividend with credit for the Luxembourg tax deducted at source at up to 15.0%. In appropriate cases, a holder will be entitled to relief at source or a refund of Luxembourg tax as described above.

Taxation of Capital Gains

The disposal or deemed disposal of the Shares or GDRs by a holder who is resident (or, in the case of individuals only, ordinarily resident) in the U.K. for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains, depending on the holder's circumstances and subject to any available exemption or relief. In addition, holders who are individuals and who dispose of their Shares or GDRs while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the U.K.

As regards a holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the holder realises any other capital gains in that year, the extent to which the holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the Shares or GDRs that is brought into the charge to CGT if (in the case of non-business assets) the Shares or GDRs are held by the holder for at least three years. A reduction of 5.0% of the gain is made for each whole year for which the Shares or GDRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40.0% after ten complete years of holding.

The annual exemption for individuals is £8,500 for the 2005-2006 tax year and, under current legislation, this exemption is, unless the U.K. Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Holders should be aware that the U.K. Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

A holder which is a U.K. resident company is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on the issue of the Shares or GDRs, and no U.K. stamp duty will be payable on the transfer of the Shares or GDRs provided that any instrument of transfer is not executed in the U.K. and does not relate to any property situated or to any matter or thing done or to be done, in the U.K. No U.K. stamp duty reserve tax will be payable on the issue or transfer of Shares or GDRs.

Luxembourg Tax Considerations

The following is a general discussion of certain Luxembourg tax consequences of the acquisition, ownership and disposal of GDRs by purchasers resident or non-resident in Luxembourg. The discussion is based on laws currently in force and as applied in practise on the date of this document, all of which are subject to change, possibly with retroactive effect. The information provided below does not purport to be a complete or exhaustive summary of the tax laws and practise currently applicable in Luxembourg. Prospective investors should therefore consult their own tax advisers regarding the tax consequences of investing in the GDRs in their own particular circumstances.

The discussion is based on an assessment of the Deposit Agreement and a conclusion that the GDRs will be treated as equity/shares for Luxembourg tax purposes. Investors are nonetheless urged to consult their own legal and tax advisors regarding the specific legal treatment of the GDRs and for confirmation that the GDRs qualify as equity/shares.

Taxation of dividend income

Withholding tax

Dividends paid by the Company to individuals or corporate holders are subject to a withholding tax at a rate of 20% of the gross dividend. The withholding tax rate may be reduced pursuant to a double tax treaty existing between Luxembourg and the country of residence of the relevant GDR holder or under the Luxembourg participation exemption rules. The beneficial owner of a dividend may be required to account for the withholding tax if it is not withheld by the Company at source.

Luxembourg tax treatment of dividends

Luxembourg resident GDR holders

Corporate GDR holders. Dividend income received on the GDRs by Luxembourg resident companies (joint-stock companies and other similar entities) will, in principle, be fully subject to corporate income tax and municipal business tax at the aggregate rate of 30.38%. Dividends received by a Luxembourg joint stock company may be tax exempt to the extent the requirements of article 166 of the Luxembourg Income Tax Law ("LITL") are met. Certain Luxembourg joint-stock companies which do not benefit from the participation exemption may benefit from a 50% exemption of dividend income from tax under article 115(15)a of the LITL. Expenses relating to dividends (e.g. interest charges incurred in financing the acquisition of the GDRs) are generally deductible from total dividend and interest income received during the tax year only to the extent they exceed the exempted income, subject to recapture rules.

Individual GDR holders. Dividends received on the GDRs by Luxembourg resident individuals will, in principle, be fully subject to personal income tax. However, they may benefit from a 50% exemption from tax under article 115(15)a of the LITL. In addition, a total lump-sum of €1,500 (which is doubled for married taxpayers who are taxable jointly) is deductible from total dividend and interest income received during the tax year.

Non-Luxembourg resident GDR holders

Non-resident GDR holders (whether individuals or joint stock companies) who receive dividends will not be subject to Luxembourg taxation, unless such dividend income is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Taxation of capital gains realized upon disposal of GDRs

Luxembourg resident GDR holders

Corporate GDR holders. Subject to the exemptions described below, capital gains realized upon the disposal of GDRs by Luxembourg resident companies (joint-stock companies and other similar entities) will be fully subject to corporate income tax and municipal business tax at the aggregate rate of 30.38%.

Capital gains realized upon the disposal of GDRs may be tax exempt if, at the time of the disposal, the transferor holds or undertakes to hold the qualifying stake for an uninterrupted period of at least twelve months (this stake may not be lower than a 10% threshold or below an acquisition price of €6 million during this twelve-month period) and the GDR holder is a fully taxable resident limited company, a domestic permanent establishment of a company resident in another EU Member State such that it is covered by article 2 of the EU Council Directive of 23 July 1990 on the common tax treatment applicable to parent companies and subsidiaries of different Member States or a domestic permanent establishment of a limited company that is resident in a state with which Luxembourg has concluded a double taxation treaty. For purposes of this exemption a shareholding held through a tax transparent entity (as understood for Luxembourg tax purposes) is considered as a direct shareholding in proportion to the fraction held in the assets of this entity. The exempt amount of the capital gain realized upon a disposal of GDRs is reduced by the sum of the excess expenses and capital losses deducted from the company's taxable basis over previous years.

Individual GDR holders. Capital gains arising from the disposal of shares less than six months after acquisition (speculative gains) are taxable as miscellaneous income, and consequently added to other income of the taxpayer in determining their taxable basis. These speculative gains are subject to the

progressive income tax table (up to a maximum of 38.95%). Yearly speculative gains less than €500 are exempt. In the case of a substantial shareholding (*i.e.* at least 10%) in a limited liability or co-operative company, capital gains arising from the disposal of shares are always subject to tax in Luxembourg, even if the disposal of the shares occurs more than six months after the acquisition date. Such capital gains exceeding €250 are taxed at a reduced tax rate (half the ordinary rate, *i.e.*, a maximum of 19.475%) to the extent that the shares are disposed of more than six months after the acquisition date. In both cases (speculative capital gains/capital gains derived from a substantial shareholding), a tax deduction of up to €50,000 available for a ten-year period (doubled for married tax payers taxable jointly) may be claimed on the capital gain.

Non-Luxembourg resident GDR holders

Non-resident individuals or joint-stock companies which do not have a permanent establishment in Luxembourg to which their GDRs are connected will not be subject to Luxembourg taxation on capital gains realised upon the disposal of the GDRs. Capital gains realised upon the disposal of GDRs may be taxed in Luxembourg, if the capital gain is realised within a six-month period following the acquisition date of the GDRs issued by the Company and the non-resident shareholder (individual or joint-stock company) holds a substantial shareholding (*i.e.*, at least 10% direct or indirect interest in the share capital of the Company). Certain double tax treaties with Luxembourg provide relief from this tax in cases where the exclusive right to tax capital gains realized on the sale of shares is provided to the country of residence of the GDR holder.

Net wealth tax

Luxembourg resident individuals and Luxembourg joint-stock companies must include the GDRs held on 1 January each year in their net assets, as determined in accordance with the Property and Securities Valuation Act. This rule also applies for non-resident individuals or non-resident companies which have a permanent establishment in Luxembourg to which their GDRs are connected. GDRs may be excluded from the net assets of corporate holders if a direct participation of least 10% of share capital or €1,200,000 as at 1 January of each year is held and the holding company is a resident limited company fully subject to tax, a domestic permanent establishment of a company which is resident in another EU Member State covered by article 2 of the EU Council Directive of 23 July 1990 on the common tax treatment applicable to parent companies and subsidiaries of different Member States or a domestic permanent establishment of a company that is resident in a state with which Luxembourg has concluded a double taxation treaty.

Holding companies subject to the law of 31 July 1929

Dividends paid to holding companies subject to the law of 31 July 1929 ("1929 holding companies") are subject to a withholding tax at a rate of 20% of the gross dividend. Neither capital gains realised by 1929 holding companies upon the disposal of GDRs, nor the net amount of dividends after deduction of withholding tax, are subject to Luxembourg corporate income tax, municipal business tax or net wealth tax. 1929 holding companies are liable to the so-called subscription tax at the rate of 0.2%. In principle, the tax basis is composed of the average capital market value (for listed 1929 holding companies) or paid-up capital and share premium (for non-listed 1929 holding companies). However, if dividends paid exceed 10% of the paid-up capital and share premium, the tax basis will be equal to 10 times the amount of dividends distributed.

Luxembourg undertakings for collective investment

Dividends paid to Luxembourg undertakings for collective investment are subject to a withholding tax at a rate of 20% of the gross dividend. Neither capital gains realised by Luxembourg undertakings for collective investment upon the disposal of GDRs, nor the net amount of the dividend after operation of the withholding tax, are subject to Luxembourg corporate income tax, municipal business tax or net wealth tax. However, Luxembourg undertakings for collective investment are liable to the so-called subscription tax at the general rate of 0.05% (under certain conditions, lower tax rates may apply). In principle, the tax basis is composed of the total net assets as determined at the end of each quarter.

Registration Taxes

No registration tax will be payable by GDR holders upon the disposal of GDRs by sale or exchange.

SUBSCRIPTION AND SALE

Under the terms of, and subject to the conditions contained in, an Underwriting Agreement dated 2 June 2005 (the "Underwriting Agreement") entered into between the Company and the Managers, the Managers have severally agreed to procure purchasers for, or failing which, themselves to purchase, at the Offer Price, the number of Shares, in the form of GDRs, indicated below. The Company has agreed to make available, at the Offer Price, to the Managers, the number of Shares in the form of GDRs indicated below:

Manager	Number of Shares
Morgan Stanley & Co. International Limited	3,880,000
Credit Suisse First Boston (Europe) Limited	3,880,000
Renaissance Securities (Cyprus) Limited	1,940,000
Total	9,700,000

The Underwriting Agreement contains, among others, the following further provisions:

- The Company has granted to Morgan Stanley & Co. International Limited, on behalf of the Managers, the Over-allotment Option to acquire up to 1,455,000 additional Shares in the form of GDRs at the Offer Price for the purposes of meeting over-allotments in connection with the Offering. The Over-allotment Option is exercisable upon written notice to the Company by Morgan Stanley & Co. International Limited, on behalf of the Managers, given not later than 30 days following the Closing Date.
- The Managers will deduct from the proceeds of the Offering:
  - (i) costs and expenses incurred by the Managers in connection with the Offering up to a cap of U.S.$800,000; and
  - (ii) certain commissions payable by the Company of 2.75% to 3.75% of an amount equal to the Offer Price multiplied by the number of GDRs representing Shares. Such commissions will equate to a total of up to U.S.$15.8 million with respect to the number of Shares in the form of GDRs indicated in the table above and, with respect to any additional Shares acquired by the Managers as a result of the exercise of the Over-allotment Option, a total of up to U.S.$18.2 million (assuming that the Over-allotment Option is exercised in full).
- The obligations of the parties to the Underwriting Agreement are subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and the application for Admission having been approved on or prior to the Closing Date. Any two of the Managers may terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature. These include the occurrence of certain material changes in the business, financial condition, prospects or results of operations of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement). If any of the above-mentioned conditions are not satisfied (or waived, where capable of being waived) by, or the Underwriting Agreement is terminated prior to, Admission, then the Offering will lapse.
- The Company has given customary representations and warranties to the Managers, including in relation to the business, the accounting records and the legal compliance of the Company, in relation to the Shares and GDRs and in relation to the contents of this Offering Circular.
- The Company has given customary indemnities to the Managers in connection with the Offering.

Each of the Company and the Principal Shareholder has also agreed with the Managers that, during the period beginning with the date of the Underwriting Agreement and continuing to, and including, the date 180 days after the Closing Date (the "Lock-Up Period"), it will not offer, issue, sell, contract to sell, pledge (or charge in respect of the Principal Shareholder), grant options over or otherwise dispose (or publicly announce any such issuance, offer, sale or disposal) of the Shares or GDRs or of any securities of the Company that are substantially similar to the Shares or GDRs, or enter into any transaction with the same economic effect as any of the foregoing (the "Lock-Up"), without the prior written consent of the

Joint Lead Managers, except for (a) in relation to the Company the grant of options by the Company under its stock, incentive and other employee ownership or benefit plans substantially in the form approved by the board of directors of the Company prior to the date hereof and as disclosed in the Offering Circular; provided that such options granted by the Company under such plans are over a number of shares that does not exceed 5% of the aggregate issued and outstanding share capital of the Company on the date of the closing of the Offering and provided further that no such options will be exercisable during the Lock-Up Period and (b) in relation to the Principal Shareholder the transfer by the Principal Shareholder of shares in the Company or GDRs representing such shares or options over such securities in connection with the acquisition by Mastercroft Limited of a minority interest of 10.7% of the shares of NTMK as disclosed in the Offering Circular; provided that the recipient of any such shares in the Company or GDRs representing such shares shall enter into an agreement stating that such holder will be subject to substantially similar restrictions on transfer of the shares and GDRs as those described above. The minority shareholder of NTMK who has entered into an agreement with the Principal Shareholder providing for a put and a call over less than 3% of the Shares in aggregate has agreed with the Principal Shareholder to substantially similar restrictions on the transfer of any Shares it acquires pursuant to the exercise of the put or call. See "Principal Shareholders".

Mr. James W. Campbell, Lord Daresbury and Mr. Terry Robinson, non-executive directors of the Company, may each purchase up to U.S.$5 million of GDRs in the Offering. See "Directors and Management—Corporate Governance". It is a condition to the closing of the Offering that each of these three non-executive directors enters into an agreement with the Managers with similar restrictions on transferring Shares or GDRs or similar securities to the Lock-Up provisions described above.

The Managers and their affiliates have engaged in and performed, and may from time to time engage in and perform, other investment banking, commercial dealing and advisory services in the ordinary course of business with the Company and/or other members of the consolidated Evraz group. They have received customary fees and commissions for these transactions.

In connection with the Offering, each of the Managers and any affiliate acting as an investor for its own account may take up the Shares and in that capacity may retain, purchase or sell the Shares, in the form of GDRs (or related investments), for its own account and may offer or sell such securities (or other investments) otherwise than in connection with the Offering. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

SELLING AND TRANSFER RESTRICTIONS

Selling Restrictions

Except to the extent indicated under "United Kingdom" below, no action has been taken or will be taken in any jurisdiction by the Managers or the Company that would permit a public offering of the Shares or GDRs, or possession or distribution of this document or any amendment or supplement thereto or any other offering or publicity material relating to the Shares or GDRs, in any country or jurisdiction where action for that purpose is required.

United States

The Shares and the GDRs have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. GDRs are being offered to institutional investors outside the United States in reliance on Regulation S. The Underwriting Agreement provides that the Managers may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and resale of GDRs within the United States only to QIBs in reliance on Rule 144A or another exemption from, or transaction not subject to, registration under the Securities Act.

In addition, until 40 days after the commencement of the offering of the Shares and the GDRs, an offer or sale of GDRs within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

Each Manager has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any GDRs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any GDRs in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the GDRs in, from or otherwise involving the United Kingdom.

Russia

Each Manager has represented, warranted and agreed that it has not offered or sold and will not offer or sell any Shares or GDRs to or for the benefit of any persons resident, incorporated, established or having their usual residence in Russia or to any person located within the territory of Russia unless and to the extent otherwise permitted under Russian law.

Luxembourg

The Offering should not be considered a public offering in the Luxembourg. This Offering Circular may not be reproduced or used for any purpose in Luxembourg other than the Offering, nor provided to any person in Luxembourg other than the recipient thereof. The securities are offered in Luxembourg to a limited number of sophisticated investors in all cases under circumstances designed to preclude a distribution, which would be other than a private placement. All public solicitations in Luxembourg are banned and the Offering may not be publicly advertised nor may the Offering Circular be circulated to the general public in Luxembourg.

The Netherlands

The Shares and GDRs (including rights representing an interest in a Master GDR) may not be offered, have not been offered and will not be offered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any re-offering, other than to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Transfer Restrictions

Rule 144A GDRs

Each purchaser of Rule 144A GDRs in the Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used therein as defined therein):

1. The purchaser (i) is a QIB, (ii) is aware, and each beneficial owner of such Rule 144A GDRs has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such Rule 144A GDRs for its own account or for the account of a QIB.

2. The purchaser is aware that the Rule 144A GDRs and the Shares represented thereby have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A only in a transaction not involving any public offering in the United States within the meaning of the Securities Act.

3. If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Rule 144A GDRs or the Shares represented thereby, such Rule 144A GDRs and Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Rule 144A GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law:

   THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF EVRAZ GROUP S.A. REPRESENTED HEREBY ("THE SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE BENEFICIAL OWNER OF ORDINARY SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GLOBAL DEPOSITARY RECEIPT MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH ORDINARY SHARES INTO ANY DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED FOR THE RULE 144A GDRS), OTHER THAN A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR ANY RULE 144A GLOBAL DEPOSITARY RECEIPTS.

Prospective purchasers are hereby notified that sellers of the Rule 144A GDRs may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S GDRs

Each purchaser of Regulation S GDRs in the Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser (i) is, and the person, if any, for whose account it is acquiring the Regulation S GDRs is, outside the United States, (ii) is not an affiliate of the Company or a person acting on behalf of such an affiliate and (iii) is not a securities dealer or, if it is a securities dealer, it did not acquire the Regulation S GDRs or the Shares represented thereby from the Company or an affiliate thereof in the initial distribution of Regulation S GDRs.

2. The purchaser is aware that the Regulation S GDRs and the Shares represented thereby have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S.

3. The purchaser will not offer, resell, pledge or otherwise transfer such Regulation S GDRs, except in accordance with the Securities Act and all applicable securities laws of each relevant state of the United States.

4. If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Regulation S GDRs or the Shares represented thereby, such Regulation S GDRs and Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Regulation S GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law.

   THIS REGULATION S GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF EVRAZ GROUP S.A. REPRESENTED HEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

SETTLEMENT AND TRANSFER

Clearing and Settlement of GDRs

Custodial and depositary links have been established between Euroclear, Clearstream, Luxembourg and DTC to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with secondary market trading.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Euroclear or Clearstream, Luxembourg will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures.

DTC

DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders of book-entry interests in the GDRs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDRs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. See "Taxation—United States Federal Income Tax Considerations".

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the GDRs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the GDRs, may be limited.

Registration and Form

Book-entry interests in the GDRs held through Euroclear and Clearstream, Luxembourg will be represented by the Master Regulation S GDR registered in the name of The Bank of New York Depositary (Nominees) Limited as nominee for The Bank of New York, London Branch, as common depositary for Euroclear and Clearstream, Luxembourg. Book-entry interests in the GDRs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co, as nominee for DTC, which will be held by The Bank of New York as custodian for DTC. As necessary, the Depositary will adjust the amounts of GDRs on the relevant register to reflect the amounts of GDRs held through

Euroclear, Clearstream, Luxembourg and DTC, respectively. Beneficial ownership in the GDRs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream, Luxembourg and DTC.

The aggregate holdings of book-entry interests in the GDRs in Euroclear, Clearstream, Luxembourg and DTC will be reflected in the book-entry accounts of each such institution. Euroclear, Clearstream, Luxembourg and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of the common depositary for Euroclear and Clearstream, Luxembourg and the nominee for DTC. The Depositary will be responsible for ensuring that payments received by it from the Company for holders holding through Euroclear or Clearstream, Luxembourg are credited to Euroclear or Clearstream, Luxembourg as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from the Company for holders holding through DTC are received by DTC.

The Company will not impose any fees in respect of the GDRs; however, holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream, Luxembourg or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreement. See "Terms and Conditions of the Global Depositary Receipts".

Global Clearance and Settlement Procedures

Initial Settlement

The GDRs will be in global form evidenced by the two Master GDRs. Purchasers electing to hold book-entry interests in GDRs through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to depositary receipts. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the GDRs through DTC will follow the delivery practices applicable to depositary receipts.

Secondary Market Trading

For a description of the transfer restrictions relating to the GDRs, see "Selling and Transfer Restrictions—Transfer Restrictions".

Trading between Euroclear and Clearstream, Luxembourg participants

Secondary market sales of book-entry interests in the GDRs held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the GDRs through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear or Clearstream, Luxembourg and will be settled using the normal procedures applicable to depositary receipts.

Trading between DTC participants

Secondary market sales of book-entry interests in the GDRs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in the GDRs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date. DTC will in turn transmit such instruction to Euroclear or Clearstream, Luxembourg, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, Luxembourg, as the case may be, to credit the relevant account of the Euroclear or

Clearstream, Luxembourg participant, as the case may be. In addition, on the settlement date, DTC will instruct the Depositary to (i) decrease the amount of book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR and (ii) increase the amount of book-entry interests in the GDRs registered in the name of the common nominee for Euroclear and Clearstream and represented by the Master Regulation S GDR.

Trading between Clearstream, Luxembourg/Euroclear seller and DTC purchaser

When book-entry interests in the GDRs are to be transferred from the account of a Euroclear or Clearstream, Luxembourg participant to the account of a DTC participant, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg a delivery free of payment instruction at least one business day prior to the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant, as the case may be. On the settlement date, Euroclear or Clearstream, Luxembourg, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct DTC to credit the relevant account of Euroclear or Clearstream, Luxembourg, as the case may be, and will deliver such book-entry interests in the GDRs free of payment to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, Luxembourg, as the case may be, shall on the settlement date instruct the Depositary to (i) decrease the amount of the book-entry interests in the GDRs registered in the name of the common nominee and evidenced by the Master Regulation S GDR and (ii) increase the amount of the book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR.

General

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the GDRs among participants of Euroclear, Clearstream, Luxembourg and DTC, none of Euroclear, Clearstream, Luxembourg or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Managers, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Depositary was constituted in 1784 in the State of New York. It is a wholly owned subsidiary of The Bank of New York Company, Inc., a New York bank holding company. The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America. Its principal administrative offices are located at 101 Barclay Street, 22 floor West, New York, New York 10286, United States of America. A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Company, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286, United States of America and at The Bank of New York, One Canada Square, London E14 5AL, United Kingdom. Holders of the GDRs can contact the Depositary at 101 Barclay Street, 22nd Floor, New York, New York 10286, USA (telephone +1 212 815-4493) or through The Bank of New York, London branch, One Canada Square, London E14 5AL, UK (telephone +44 207 964 6355).

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon for the Company with respect to U.S., English and Russian laws by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters with respect to Luxembourg law will be passed upon for the Company by Bonn Schmitt Steichen. Certain legal matters in connection with the Offering will be passed upon for the Managers with respect to U.S., English and Russian laws by Freshfields Bruckhaus Deringer.

INDEPENDENT AUDITORS

The Consolidated Financial Statements and related notes as at and for the years ended 31 December 2004, 2003 and 2002 have been audited by Ernst & Young (CIS) Limited ("Ernst & Young"), independent auditors, of Sadovnicheskaya Naberezhnaya 77/1, Moscow 115035, Russian Federation. The report of Ernst & Young is included in the Listing Particulars, in the form and context in which it is included, with the consent of Ernst & Young, who have authorised the contents of that part of the Listing Particulars for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

The audit report referred to above was without qualification or reference to a matter of fundamental uncertainty but did contain a statement stating "Without qualifying our opinion, we draw attention to Note 1 to the Consolidated Financial Statements. A significant part of the Group's revenues and purchases were generated or made in transactions with related parties".

GENERAL INFORMATION

1. All consents, approval, authorisations or other orders required for the issue of the Shares and the GDRs under the prevailing laws of Luxembourg have been given or obtained.
2. The issue of the Shares is to be duly authorised by the Board of Directors on 7 June 2005 in accordance with the Articles. The issue of the GDRs and their offer, sale and listing was approved by the Board of Directors of the Company on 10 May 2005.
3. It is expected that listing of the GDRs will take place on 8 June 2005. Prior to listing, it is expected that conditional dealings will be permitted by the London Stock Exchange in accordance with its rules. It is expected that unconditional dealings in the GDRs will commence on or about 8 June 2005. Transactions will normally be effected for settlement in U.S. dollars and for delivery on the third working day after the day of the transaction. Listing of the GDRs on the London Stock Exchange is conditional upon the issuance of the GDRs by the Depositary.
4. Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of Evraz since 31 December 2004, and no material adverse change in the financial position or prospects of Evraz since 31 December 2004, such date being the date of the latest audited financial statements.
5. In the event that certificates in definitive form are issued in respect of the GDRs, the Company will appoint an agent in the United Kingdom for so long as the GDRs are listed on the London Stock Exchange.
6. Copies in English of the following documents may be inspected at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, United Kingdom, during usual business hours on any weekday (Saturday, Sunday and public holidays excepted) for 14 days from the date of this Offering Circular:
   (a) the Articles in effect upon completion of the Offering;
   (b) the Consolidated Financial Statements audited in accordance with IFRS for the years ended 31 December 2004, 2003 and 2002, together with the report of Ernst & Young (CIS) Limited contained therein and the consent of Ernst & Young to the inclusion of the audit report herein;
   (c) the Deposit Agreement (or a draft pending execution);
   (d) the Deed Poll (or a draft pending execution); and
   (e) the Underwriting Agreement.
7. The Company prepares annual and interim consolidated financial statements in accordance with IFRS.
8. There are no temporary documents of title issued in respect of the GDRs. There is no premium and there are no expenses specifically charged to any purchaser of GDRs in the Offering. The Offering is an institutional offering only in which payment for the GDRs by investors will be arranged with the Managers. Holders may inspect the rules governing the issue of the certificates at the offices of the Depositary from the Closing Date.

9. The following table sets forth the registered offices of certain of the Company's subsidiaries:

Company	Effective interest as at 31 December 2004[1]	Effective interest subsequent to the elimination of the minority interest in Mastercroft[2]	Registered office
Steel segment			
NTMK	77.1%	80.4%[3]	1, Ul. Metallurgov, Nizhny Tagil, Sverdlovsk Region, 622025 Russian Federation
ZapSib	90.7%	95.1%[4]	16, Kosmicheskoe shosse, Novokuznetsk, Kemerovo region, 654043, Russian Federation
NKMK	90.0%	94.0%	1, Ploschad Pobed, Novokuznetsk, Kemerovo Region, 654010, Russian Federation
Ferrotrade Limited	95.8%	100.0%	10/8 International Commercial Centre, Casemates Square, Gibraltar
Mining segment			
KGOK	80.7%	84.4%	2, Ul. Sverdlova, Kachkanar, Sverdlovsk Region, 624356, Russian Federation
Evraz Ruda	-[5]	100.0%	21, Ul. Lenina, Tashtagol, Kemerovo Region, 652990, Russian Federation
VGOK	78.5%	82.0%	17, Ul. Frunze, Nizhny Tagil, Sverdlovsk Region, 622002, Russian Federation
Mine 12	-[6]	100.0%	2a, Ul. Chumova, Kiselevsk, Kemerovo Region, 652705, Russian Federation
Neryungri Ugol	95.8%	100.0%	10, Ul. Karl Marx, Neryungri, Republic of Sakha (Yakulia), 678922, Russian Federation
Other			
Nakhodka Sea Port	82.2%	85.9%	22, Ul. Portovaya, Nakhodka, Primorsky Territory, 692904, Russian Federation

Notes:

(1) Represents the Company's proportionate ownership of the relevant entity through its consolidated subsidiaries as of 31 December 2004.

(2) Represent the Company's effective interest subsequent to the acquisition of the 4.17% minority stake in Mastercroft Limited, which, subject to the completion of corporate formalities, is expected to be completed on 2 June 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

(3) On 17 May 2005, Evraz agreed to acquire a further 10.7% of the shares in NTMK from an unrelated minority shareholder of NTMK for U.S.$215 million, payable in installments through November 2005 (subject to acceleration in certain circumstances described under "Principal Shareholders"). The acquisition of this minority interest will increase Evraz's effective ownership interest in NTMK to 91.14%.

(4) Evraz purchased a further 0.48% of the shares in ZapSib through May 2005, which is also reflected here.

(5) Evraz Ruda was acquired in March 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions".

(6) Mine 12 was acquired in March 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions".

10. The GDRs have no nominal or par value. The offer price was determined based on the results of the book building exercise conducted by the Managers.

11. The production facilities of NTMK, ZapSib and NKMK are all owned by Evraz.

GLOSSARY

Angle	Angle-shaped section for construction.
Billet	A usually square, semi-finished product obtained by continuous casting or rolling of blooms. Sections, rails, wire rod and other rolled products are made from billets.
Bloom	A usually square, semi-finished product obtained by continuous casting or rolling of ingots. Blooms are used to make billets and in the manufacture of structural steel products.
Channel	U-shaped section for construction.
Converter shop	The shop where pig iron is processed into steel using basic oxygen furnaces.
Ferroalloy	A metal product commonly used as a raw material feed in steelmaking, usually containing iron and other metals, to aid various stages of the steelmaking process such as deoxidation, desulfurisation, and adding strength. Examples: ferrochrome, ferromanganese, and ferrosilicon.
Flat products	Category of steel that includes sheet, strip and tin plate, among others.
Grinding balls	Grinding balls for mining and cement industry.
H-beam	H-shaped section for construction.
Long products	Classification of steel products that includes bars, rods and structural products that are "long" rather than "flat" and that are produced from blooms or billets.
Mine upright	V-shaped section for underground working reinforcement.
Pellets	An enriched form of iron ore shaped into small balls or pellets. Pellets are used as raw material in the steel making process.
Pig iron	Product of blast furnace production used in production of steel.
Pipe blank	A round-shaped semi-finished product used in pipe manufacturing industry.
Railcar upright	Section for carriage-building industry.
Rails	A steel bar laid on the ground, forming a railway track.
Rail fasteners	Metal devices used to link rails on railway lines.
Rebar (Reinforcing bar)	A commodity-grade steel used to strengthen concrete in highway and building construction.
Rounds	A round-shaped, semi-finished product normally with diameter exceeding 10 mm used in various applications of hardware & engineering sector.
Scrap	Scrap iron containing material (mainly industrial or household waste) that generally is remelted and recast into new steel.
Sections	Sections are manufactured by rolling reheated concast billets and blooms to produce particular product shapes. Sections are used in the constructions, engineering, hardware and mining industries and railways.

Semi-finished products	A product category that includes pig iron, slabs, blooms and billets. Slabs, blooms and billets are the first solid forms in the steel making process. These usable shapes are further processed to become more finished products-rebars and shapes, structural steel and wire rod.
Sinter	An iron rich clinker formed by heating iron ore fines and coke in a sinter line.
Slabs	The most common type of semi-finished steel. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.
Slag	Slag is a byproduct generated when non-ferrous substances in iron ore, limestone and coke are separated from the hot metal. Slag is used in cement and fertiliser production as well as for base course material in road construction.
Strips	Strips are delivered as coil, sheet and narrow strip in a wide range of alloys, widths and thicknesses and are mostly delivered to specific customer specifications.
Walking beam furnace	The walking beam furnace is an advanced, heavy-load, continuous-processing system that is designed to provide accurate, stable and consistent reheating of the semi-finished products before the rolling process.
Wire	A broad range of products produced by cold and hot reducing, or drawing, wire rod through a series of dies to reduce the diameter, improve surface finish, dimensional accuracy, and physical properties. Typical applications include nets, screws, rivets, upholstery springs, furniture wire, concrete wire, electrical conductors, rope wire and structural cables.
Wire rod	Formed from billets, wire rod in coils is an intermediate product of uniform round cross-section dimension.

(This page has been left blank intentionally.)

INDEX TO FINANCIAL STATEMENTS



■ Ernst & Young (CIS) Limited
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 40128555

Report of Independent Auditors

The Shareholders and Board of Directors
Evraz Group S.A.

We have audited the accompanying consolidated balance sheets of Evraz Group S.A. (the "Group") as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of the Group as of December 31, 2004, 2003 and 2002, and of the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. A significant part of the Group's revenues and purchases were generated or made in transactions with related parties.

Ernst & Young (CIS) Limited

April 25, 2005
except for note 33, as to which the date is
June 1, 2005

Evraz Group S.A.

Consolidated Income Statements
(In thousands of US dollars, except for per share information)

	Notes	Year ended December 31, 2004	2003	2002
Revenue				
Sale of goods		$ **5,774,084**	$ 2,004,111	$ 1,466,766
Rendering of services		**150,564**	128,528	64,961
		5,924,648	2,132,639	1,531,727
Cost of revenue	5	**(3,512,987)**	(1,583,415)	(1,334,281)
Amortisation of negative goodwill	4	**22,292**	22,312	16,149
Gross profit		**2,433,953**	571,536	213,595
Selling and distribution costs	5	**(219,149)**	(41,761)	(54,527)
General and administrative expenses	5	**(324,863)**	(163,369)	(109,564)
Social and social infrastructure maintenance expenses		**(44,456)**	(25,975)	(28,574)
Loss on disposal of property, plant and equipment		**(10,901)**	(15,447)	(15,079)
Impairment of assets		**(1,366)**	(5,499)	(1,919)
Foreign exchange gains/(losses), net		**3,023**	7,910	(14,984)
Gain on net monetary position		**—**	—	62,681
Other operating income/(expenses), net		**(5,563)**	10,446	839
Profit from operations		**1,830,678**	337,841	52,468
Interest income		**9,639**	9,245	1,712
Interest expense		**(103,795)**	(55,219)	(57,356)
Share of profits/(losses) of associates and a joint venture	8	**42,658**	(121)	(663)
(Loss)/gain on extinguishment of debts	14,20,22,26	**(139,362)**	12,065	16,302
Net trading gain from a related party	14	**—**	24,433	—
Gain on financial assets	5	**57,189**	—	—
Loss on sale of minority interest	18	**(34,885)**	—	—
Other non-operating gain, net		**1,965**	2,751	—
Profit before tax		**1,664,087**	330,995	12,463
Income tax expense	6	**(415,843)**	(75,107)	(11,151)
Net profit		$ **1,248,244**	$ 255,888	$ 1,312
Attributable to:				
Equity holders of the parent entity		$ **1,083,810**	$ 207,926	$ 5,876
Minority interests		**164,434**	47,962	(4,564)
		$ **1,248,244**	$ 255,888	$ 1,312
Earnings per share attributable to equity holders of the parent entity, basic and diluted, US dollars	18	$ **10.11**	$ $1.94	$ 0.06
Dividends per share, US dollars		**0.54**	—	—

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Balance Sheets
(In thousands of US dollars)

	Notes	December 31, 2004	2003	2002
ASSETS				
Non-current assets				
Property, plant and equipment, net	7	**$ 2,104,338**	$ 1,247,643	$ 1,077,621
Negative goodwill, net	4	**(249,852)**	(272,144)	(265,780)
Investment in a joint venture	8	**195,641**	—	—
Other long-term investments	9	**8,644**	9,869	36,390
Restricted deposits at banks	10	**8,570**	18,122	—
Receivables from related parties		**406**	—	1,011
Other non-current assets	11	**9,245**	14,916	4,828
		2,076,992	1,018,406	854,070
Current assets				
Inventories	12	**780,561**	481,014	119,062
Trade and other receivables, net	13	**278,964**	76,169	37,935
Prepayments		**73,944**	39,936	20,574
Loans receivable		**7,959**	2,474	2,680
Receivables from related parties	14	**106,541**	104,879	31,209
Loans receivable from related parties	15	**4,206**	16,958	10,611
Taxes receivable	16	**379,738**	139,161	62,009
Short-term investments and notes receivable	17	**21,804**	71,713	11,037
Restricted deposits at banks	10	**12,441**	4,850	—
Cash and cash equivalents	10	**291,312**	195,532	42,415
		1,957,470	1,132,686	337,532
Total assets		**$ 4,034,462**	$ 2,151,092	$ 1,191,602
EQUITY AND LIABILITIES				
Equity				
Parent shareholders' equity				
Issued capital	18	**$ 42**	$ 138,935	$ —
Additional paid-in capital		**319,076**	47	47
Unrealised gain on financial assets		**—**	948	—
Accumulated profits		**1,061,339**	187,126	3,558
Translation difference		**161,576**	69,627	19,688
		1,542,033	396,683	23,293
Minority interests		**356,745**	192,540	223,214
		1,898,778	589,223	246,507
Non-current liabilities				
Long-term loans	19	**788,093**	354,046	34,257
Liabilities under the Settlement Agreements	20	**4,224**	39,413	58,098
Restructured taxes payable	21	**23,259**	26,000	29,064
Promissory notes payable		**20,220**	576	5,353
Loans payable to related parties	22	**—**	92,521	49,555
Deferred income tax liabilities	6	**194,316**	133,829	159,356
Finance lease liabilities	23	**25,661**	14,434	11,489
Post-employment benefits	24	**48,204**	30,144	19,922
Provisions	25	**18,480**	13,230	15,145
Other long-term liabilities	26	**988**	34,840	34,091
		1,123,445	739,033	416,330
Current liabilities				
Trade and other payables	27	**194,701**	176,270	109,203
Advances from customers		**54,906**	26,206	21,735
Short-term loans and current portion of long-term loans	19	**524,696**	224,082	87,038
Payables to related parties	14	**37,392**	228,834	159,023
Short-term loans from related parties	28	**10,400**	35,113	16,958
Taxes payable	29	**182,996**	87,589	85,210
Current portion of liabilities under the Settlement Agreements	20	**—**	19,583	29,697
Current portion of finance lease liabilities	23	**4,688**	5,251	2,000
Current portion of other long-term liabilities	26	**44**	19,908	17,901
Dividends payable		**2,416**	—	—
		1,012,239	822,836	528,765
Total equity and liabilities		**$ 4,034,462**	$ 2,151,092	$ 1,191,602

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Cash Flow Statements
(In thousands of US dollars)

	Year ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities			
Net profit	**$ 1,248,244**	$ 255,888	$ 1,312
Adjustments to reconcile net profit to net cash provided by operating activities:			
Amortisation of negative goodwill *(Note 4)*	**(22,292)**	(22,312)	(16,149)
Depreciation, depletion and amortisation *(Note 5)*	**183,203**	141,000	154,903
Deferred income tax benefit *(Note 6)*	**(22,921)**	(35,737)	(9,661)
Loss on disposal of property, plant and equipment	**10,901**	15,447	15,079
Impairment of assets	**1,366**	5,499	1,919
Loss/(gain) on extinguishment of debts *(Notes 14, 20, 22, 26)*	**139,362**	(12,065)	(16,302)
Loss on sale of minority interest *(Note 18)*	**34,885**	—	—
Foreign exchange (gains)/losses	**(3,023)**	(7,910)	14,984
Share of (profits)/losses from associates and a joint venture	**(42,658)**	121	663
Gain on financial assets *(Note 5)*	**(57,189)**	—	—
Other non-operating gain	**(1,965)**	(2,751)	—
Interest income	**(9,639)**	(9,245)	(1,712)
Interest expense	**103,795**	55,219	57,356
Net trading gain from a related party	**—**	(24,433)	—
Gain on net monetary position	**—**	—	(62,681)
Bad debt expense	**21,656**	2,159	11,243
	1,583,725	360,880	150,954
Changes in operating assets and liabilities:			
Inventories	**(258,637)**	(321,574)	18,663
Trade and other receivables	**(222,139)**	(66,995)	(13,967)
Prepayments	**(27,663)**	(23,024)	(11,885)
Receivables from / payables to related parties	**(5,593)**	98,816	9,977
Taxes receivable	**(197,050)**	(68,445)	(27,412)
Other assets	**302**	(11,222)	—
Trade and other payables	**(8,093)**	55,425	(43,780)
Advances from customers	**26,577**	3,840	19,429
Taxes payable	**59,041**	6,397	15,205
Other liabilities	**6,703**	8,713	1,091
Net cash flows from operating activities	**957,173**	42,811	118,275
Cash flows from investing activities			
Issuance of short-term loans receivable to related parties	**(4,553)**	(20,184)	(6,098)
Proceeds from repayment of short-term loans issued to related parties	**14,833**	—	2,339
Issuance of long-term loans receivable to related parties	**(1,177)**	—	—
Issuance of short-term loans receivable	**(2,921)**	(431)	(20,810)
Proceeds from repayment of short-term loans receivable	**4,585**	634	16,922
Issuance of long-term loans receivable	**(1,057)**	—	—
Purchases of shares in subsidiaries	**(258,173)**	(90,030)	(13,197)
Purchase of interest in a joint venture	**(61,800)**	—	—
Restricted deposits at banks	**5,601**	(21,979)	—
Short-term deposits at banks	**6,867**	(10,719)	(9,307)
Purchases of property, plant and equipment	**(523,605)**	(216,889)	(75,075)
Proceeds from disposal of property, plant and equipment	**3,577**	1,122	1,277
Payments to acquire equity of other companies	**(2,120)**	(4,921)	(17,054)
Proceeds from sales of equity of other companies	**1,608**	19,690	6,569
Payments to acquire debt instruments of other companies	**(9,246)**	(52,773)	(19,074)
Proceeds from sale/redemption of debt instruments of other companies	**35,223**	40,288	16,427
Net cash flows used in investing activities	**(792,358)**	(356,192)	(117,081)

Continued on the next page

Evraz Group S.A.

Consolidated Cash Flow Statements (continued)
(In thousands of US dollars)

	Year ended December 31,		
	2004	**2003**	**2002**
Cash flows from financing activities			
Proceeds from issuance of share capital, net of issuance costs of $65 *(Note 18)*	**$ 30,042**	$ 52,935	$ —
Proceeds from issue of shares by a consolidated subsidiary to minority shareholders	**—**	1,784	—
Payments to entities under common control for the transfer of ownership interest in subsidiaries	**(60,847)**	(9,273)	(8,021)
Proceeds from long-term loans provided by related parties	**—**	105,346	56,657
Repayment of long-term loans provided by related parties	**(11,863)**	(8,253)	—
Proceeds from short-term loans provided by related parties	**417,574**	63,381	15,009
Repayment of short-term loans provided by related parties	**(634,870)**	(37,167)	(14,598)
Proceeds from bank overdrafts, net	**202,661**	89,896	—
Proceeds from short-term loans	**1,961,056**	351,262	469,326
Repayment of short-term loans, including interest	**(2,098,813)**	(319,683)	(483,652)
Proceeds from long-term loans and promissory notes	**508,048**	296,602	33,294
Repayment of long-term loans and promissory notes, including interest	**(78,020)**	(11,621)	(4,268)
Dividends of consolidated subsidiary paid to minority shareholders	**(55,584)**	(31)	—
Payments under finance leases, including interest	**(10,459)**	(4,601)	(2,340)
Proceeds from sale-leaseback	**21,717**	—	—
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	**(243,470)**	(93,091)	(44,017)
Payments of restructured taxes, including interest	**(20,572)**	(17,592)	(11,617)
Net cash flows (used in) from financing activities	**(73,400)**	459,894	5,773
Effect of foreign exchange rate changes on cash and cash equivalents	**4,365**	6,604	274
Effect of hyperinflation on cash and cash equivalents	**—**	—	(5,113)
Net increase in cash and cash equivalents	**95,780**	153,117	2,128
Cash and cash equivalents at beginning of year	**195,532**	42,415	40,287
Cash and cash equivalents at end of year	**$ 291,312**	$ 195,532	$ 42,415
Supplementary cash flow information:			
Cash flows during the year:			
Interest paid	**$ 84,846**	$ 36,303	$ 37,149
Income taxes paid	**434,184**	95,917	12,203

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Statements of Changes in Equity
Years ended December 31, 2004, 2003 and 2002
(In thousands of US dollars)

	Issued capital	Additional paid-in capital	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
At December 31, 2001	$ —	$ 47	$ —	$ (2,318)	$ —	$ (2,271)	$ 318,072	$ 315,801
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	6,210	6,210
Purchases of minority interests	—	—	—	—	—	—	(135,668)	(135,668)
Net profit	—	—	—	5,876	—	5,876	(4,564)	1,312
Effect of exchange rate changes	—	—	—	—	19,688	19,688	39,164	58,852
At December 31, 2002	—	47	—	3,558	19,688	23,293	223,214	246,507
Issue of share capital, net of issuance costs of $65 (*Note 18*)	138,935	—	—	—	—	138,935	—	138,935
Net gains on available-for-sale financial assets	—	—	948	—	—	948	—	948
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	11,595	11,595
Purchases of minority interests	—	—	—	—	—	—	(111,499)	(111,499)
Distributions to entities under common control (*Note 18*)	—	—	—	(24,358)	—	(24,358)	—	(24,358)
Net profit	—	—	—	207,926	—	207,926	47,962	255,888
Effect of exchange rate changes	—	—	—	—	49,939	49,939	21,268	71,207
At December 31, 2003	138,935	47	948	187,126	69,627	396,683	192,540	589,223
Issue of share capital (*Note 18*)	**30,042**	—	—	—	—	**30,042**	—	**30,042**
Decrease in share capital due to the Group's reorganisation (*Note 18*)	**(168,935)**	**292,046**	—	**(123,111)**	—	—	—	—
Net gains on available-for-sale financial assets removed from equity recognised in net profit	—	—	**(948)**	—	—	**(948)**	—	**(948)**
Acquisition of minority interests in subsidiaries (*Note 18*)	—	**20,611**	—	**(12,128)**	—	**8,483**	**(103,179)**	**(94,696)**
Acquisition of minority interest by a joint venture (*Note 8*)	—	**6,372**	—	—	—	**6,372**	—	**6,372**
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	**35,600**	**35,600**
Sale of minority interest (*Note 18*)	—	—	—	**(12,500)**	—	**(12,500)**	**47,385**	**34,885**
Distributions to entities under common control (*Note 18*)	—	—	—	**(3,858)**	—	**(3,858)**	—	**(3,858)**
Net profit	—	—	—	**1,083,810**	—	**1,083,810**	**164,434**	**1,248,244**
Dividends (*Note 18*)	—	—	—	**(58,000)**	—	**(58,000)**	—	**(58,000)**
Effect of exchange rate changes	—	—	—	—	**91,949**	**91,949**	**19,965**	**111,914**
At December 31, 2004	**$ 42**	**$ 319,076**	**$ —**	**$ 1,061,339**	**$ 161,576**	**$ 1,542,033**	**$ 356,745**	**$ 1,898,778**

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information

These consolidated financial statements were authorised for issue in accordance with a resolution of the directors on April 25, 2005.

Evraz Group S.A. ("Evraz Group") is a limited liability company registered under the laws of Luxembourg on December 31, 2004. The registered address of Evraz Group is 1, Allee Scheffer L-2520, Luxembourg. Evraz Group's parent is Crosland Limited ("Crosland" or the "Parent").

Evraz Group was formed through a reorganisation in which 95.83% of the shares in Mastercroft Limited ("Mastercroft"), a limited liability company registered in Cyprus, directly owned by Crosland, were contributed into Evraz Group. Although legally binding agreements for this reorganisation were in place at December 31, 2004, the legal title to the shares in Mastercroft had not been transferred to Evraz Group until April 5, 2005.

As Evraz Group has been formed through a reorganisation of entities under common control, these consolidated financial statements have been prepared using the pooling of interest method and, as such, the financial statements have been presented as if the transfers of the Group interests in Mastercroft had occurred from the date of the earliest period presented.

In 2003, Mastercroft was the parent of the group companies contributed to Evraz Group. Mastercroft was established on December 31, 2002 as a holding company to consolidate certain steel production, mining and trading entities under control of Crosland. In 2003, controlling ownership interests in such entities were transferred to Mastercroft in transactions with entities under common control with Mastercroft. In 2004, additional three entities were transferred into Mastercroft by entities under common control as described further below. The Group also applied the pooling of interest method in accounting for these business combinations.

Evraz Group, together with its subsidiaries (the "Group"), is involved in production and distribution of steel and related products. In addition, the Group owns and operates certain mining assets. The Group's steel production and mining facilities are located in the Russian Federation. The Group operates three steel mills in Russia: one plant in the Sverdlovsk region and two plants in the Kemerovo region. The Group is one of the biggest steel producers in the Russian Federation.

In the years ended December 31, 2004, 2003 and 2002, approximately 10%, 34% and 40%, respectively, of the Group's revenues were generated in transactions with related parties. In addition, a significant part of the Group's purchases was made in transactions with related parties. For detailed information related to such activities refer to Note 14.

At December 31, 2004, the Group employed approximately 95,600 employees.

The major subsidiaries included in the consolidated financial statements of Evraz Group were as follows at December 31:

Subsidiary	Actual ownership interest, %	Effective ownership interest, %			Business activity	Location
	2004	2004	2003	2002		
OAO Nizhny Tagil Iron & Steel Plant	80.44	77.09	74.35	61.10	Steel production	Russia
OAO West-Siberian Iron & Steel Plant	94.59	90.65	93.36	77.39	Steel production	Russia
OAO Novokuznetsk Iron & Steel Plant	100.00	89.97	90.09	—	Steel production	Russia
OAO Kachkanarsky Mining-and-Processing Integrated Works	97.64	80.68	—	—	Ore mining and processing	Russia
OAO Vysokogorsky Mining-and-Processing Integrated Works	87.38	78.50	80.32	80.00	Ore mining and processing	Russia
OOO Abakan Mining Company	100.00	90.65	93.36	77.39	Ore mining	Russia
OOO Mundybash Processing Plant	100.00	90.65	93.36	77.39	Ore processing	Russia

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information (continued)

Subsidiary	Actual ownership interest, %	Effective ownership interest, %			Business activity	Location
	2004	2004	2003	2002		
OOO GBRU-Yuzhnaya	100.00	78.50	80.32	61.10	Ore mining	Russia
OAO UK Neryungriugol	100.00	95.83	—	—	Coal mining	Russia
Ferrotrade Limited	100.00	95.83	100.00	—	Trading	Gibraltar
OOO Trade House EvrazHolding	100.00	95.83	98.00	98.00	Trading	Russia
OOO Trade House EvrazResource	100.00	95.83	—	—	Trading	Russia
East Metals S.A.	100.00	95.83	100.00	—	Trading	Switzerland
OAO Nakhodka Commercial Sea Port	91.51	82.21	84.12	30.01	Seaport services	Russia
Aino Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Kita Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Mae Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Sinano Shipmanagement Limited	100.00	95.83	—	—	Shipping	Cyprus
Korten Corporation	100.00	95.83	—	—	Shipping	Panama
Mastercroft Limited	95.83	95.83	100.00	100.00	Holding entity	Cyprus
OOO Sibmetinvest	100.00	89.85	91.93	—	Holding entity	Russia
Mastercroft Mining Limited	100.00	95.83	100.00	100.00	Holding entity	Cyprus
Mastercroft Pipe Projects Limited	—	—	100.00	100.00	Holding entity	Cyprus
Steeltrade Limited	100.00	95.83	100.00	—	Holding entity	Cyprus
Coke Oven Overseas Contribution Limited	100.00	95.83	—	—	Holding entity	Cyprus
East Metals Limited	100.00	95.83	100.00	—	Management services	Cyprus
Mastercroft Finance Limited	100.00	95.83	100.00	—	Financing	Cyprus
OOO Financial Company EvrazHolding	100.00	77.09	74.35	61.10	Financing	Russia
Consolidated Subsidiaries with Ownership Less Than 50%						
OAO Large-Diameter Pipe Plant[(1)]	25.00	19.27	18.59	15.28	Pipe manufacturing	Russia
OOO EvrazHolding[(2)]	—	—	—	—	Management services	Russia
Caplink Limited[(2)]	—	—	—	—	Holding entity	Cyprus
Velcast Limited[(2)]	—	—	—	—	Holding entity	Cyprus
OOO Slab Continuous Casting Machine[(2)]	—	—	—	—	Steel production	Russia
EvrazSecurities S.A.[(3)]	—	—	—	—	Financing	Luxembourg
Controlling Interests in Subsidiaries Transferred to the Group in 2004 by Entities under Common Control						
Pamplune S.A.	99.68	95.52	99.68	99.68	Holding entity	Luxembourg
Dufin Caster Project S.A.	99.84	95.37	99.52	99.52	Holding entity	Luxembourg
OOO Continuous Casting Machine No.4	100.00	95.37	99.52	99.52	Steel production	Russia
OOO Metallenergofinance	100.00	95.83	—	—	Utilities supply	Russia
ZAO Evraztrans	76.00	72.83	100.00	—	Freight-forwarding	Russia

Actual ownership interest in subsidiaries differs from the effective ownership interest due to the existence of minority interests in subsidiaries that hold ownership interests in other subsidiaries.

Subsidiaries Consolidated with Ownership of Less Than 50%

(1) OAO Large-Diameter Pipe Plant ("LDPP") is an entity which is in development stage. As of December 31, 2004, the Group owned 25% plus one share in LDPP and had signed a legally binding agreement to acquire an additional 30.1% of the shares in LDPP. Before the agreement was signed, an

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information (continued)

entity under common control with the Group had an option to acquire that additional interest. The option was exercisable at any time and, therefore, represented potential voting rights which require consolidation under Interpretation SIC-33, Consolidation and Equity Method—Potential Voting Rights and Allocation of Voting Interests. The Group consolidates LDPP under the provisions of IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, as the Group controlled LDPP in 2004.

(2) The Group consolidates OOO EvrazHolding ("EvrazHolding"), a limited liability company registered in Russia, Caplink Limited ("Caplink") and Velcast Limited ("Velcast"), limited liability companies registered in Cyprus, and OOO Slab Continuous Casting Machine, a subsidiary of Caplink registered in Russia, under the provisions of Interpretation SIC-33, Consolidation and Equity Method—Potential Voting Rights and Allocation of Voting Interests. The Group holds options to acquire all the ownership interests in EvrazHolding, Caplink and Velcast for $1,000, €100 ($0.136 at the exchange rate as of December 31, 2004) and €100 ($0.136 at the exchange rate as of December 31, 2004), respectively. These options are currently exercisable and, therefore, represent potential voting rights which require consolidation under Interpretation SIC-33.

(3) EvrazSecurities S.A. ("EvrazSecurities") is a special purpose entity of the Group. In 2003 and 2004, EvrazSecurities issued $175,000 and $300,000 guaranteed notes due on September 25, 2006 and August 3, 2009, respectively (the "Notes"), which are listed on the Luxembourg stock exchange. Mastercroft and certain of its subsidiaries guaranteed EvrazSecurities' liabilities under the Notes. The Group consolidates EvrazSecurities under the provisions of Interpretation SIC-12, Consolidation—Special Purpose Entities as, in substance, the activities of EvrazSecurities are being conducted on behalf of the Group so that the Group benefits from EvrazSecurities' operations, and the Group is exposed to risks incidental to the activities of EvrazSecurities.

Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control During 2004

The Group applied the pooling of interests method with respect to those acquisitions and presented its consolidated financial statements as if the transfers of controlling interests in Pamplune, MEF, LDPP and EvrazTrans had occurred from the date of the earliest period presented or, if later, the date of acquisition of the subsidiary by the transferring entity.

As a result, the Group (formerly Mastercroft) has re-presented its financial position, results of operations and cash flows for the years ended December 31, 2003 and 2002.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Group companies maintain their accounting records and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation of unrecoverable assets, (3) depreciation and valuation of property, plant and equipment, (4) accounting for income taxes, (5) use of fair values, (6) business combinations and (7) restatement of financial statements to reflect the effect of hyperinflation.

The consolidated financial statements have been prepared under historical cost convention, other than in respect of property, plant and equipment at the date of transition to IFRS as described below.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Basis of Presentation (continued)

First-time Adoption of International Financial Reporting Standards (IFRS 1)

The Group early adopted and applied IFRS 1 in the preparation of its first consolidated financial statements in accordance with IFRS for the year ended December 31, 2003. The Group's transition date to IFRS is December 31, 2001. Prior to this date, in past business combinations, the Group acquired certain subsidiaries, which were not previously consolidated. For such subsidiaries, the Group adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary. In addition, the Group elected under IFRS 1 to account for property, plant and equipment in its subsidiaries at deemed cost being the fair value of property, plant and equipment at the date of transition to IFRS and to recognise all cumulative actuarial gains and losses at the date of transition to IFRS.

Changes in Accounting Policies

IFRS 3, Business Combinations, IAS 36, Impairment of Assets, and IAS 38, Intangible Assets

IFRS 3 applies to accounting for business combinations where the agreement date is on or after March 31, 2004. Upon acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority proportion of the net fair values of those items. For business combination for which the agreement date is before March 31, 2004, minority interest in the acquiree was stated at the minority proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities.

Additionally, for business combinations where the agreement date is on or after March 31, 2004, goodwill is not amortised but rather tested for impairment annually at the cash generating unit level unless an event occurs during the year which requires the goodwill to be tested more frequently. Intangibles with indefinite useful lives acquired in those business combinations are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

IAS 36 and 38 will be applied prospectively from January 1, 2005.

IAS 27, Consolidated and Separate Financial Statements

The Group early adopted IAS 27, Consolidated and Separate Financial Statements, which requires to present minority interests within equity, separately from the parent shareholders' equity.

Accounting for Increases in Ownership Interests in Subsidiaries

Increases in ownership interests in subsidiaries prior to January 1, 2004 were accounted for using the purchase method.

Effective January 1, 2004, the differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases is either added to additional paid-in capital, if positive, or charged to accumulated profits, if negative, in the accompanying consolidated financial statements.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Basis of Presentation (continued)

Accounting for the Effect of Inflation

Prior to January 1, 2003, the adjustments and reclassifications made to the statutory records of the Russian subsidiaries of the Group for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the Russian rouble in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003 the Group ceased applying IAS 29 to current periods and only recognises the cumulative impact of inflation indexing on non-monetary elements of the financial statements through December 31, 2002.

Non-monetary assets and liabilities acquired prior to December 31, 2002 have been restated by applying the relevant conversion factors to the historical cost ("restated cost") through December 31, 2002. Gains or losses on subsequent disposal are recognised based on the restated cost of the non-monetary assets and liabilities.

Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to the estimated useful lives of long lived assets, fair value of property, plant and equipment at the date of transition to IFRS, fair values of assets and liabilities acquired in business combinations, site restoration costs, post-employment benefits, allowances for doubtful accounts receivable, allowances for net realisable value and obsolescence of inventories, and deferred income taxes.

Foreign Currency Transactions

The presentation currency of the Group is the US dollar because the presentation in US dollars is convenient for the major current and potential users of the consolidated financial statements.

The measurement currency of the Group's subsidiaries located in the Russian Federation is the Russian rouble (the "rouble"). The measurement currency of the subsidiaries located in other countries is the US dollar or euro. As at the reporting date, the assets and liabilities of the subsidiaries with the rouble or euro, as measurement currency, are translated into the presentation currency at the rate of exchange ruling at the balance sheet date, and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Transactions in foreign currencies in each subsidiary of the Group are initially recorded in the measurement currency at the rate ruling at the date of transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Basis of Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights, or otherwise has power to exercise control over its operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Acquisition of Subsidiaries

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, as described above.

In the period from January 1, 2002 to March 30, 2004, in accordance with IAS 22, Business Combinations, identifiable assets and liabilities acquired in a business combination were measured initially at the aggregate of:

(a) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and

(b) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning March 31, 2004, in accordance with IFRS 3, Business Combinations, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The initial accounting for a business combination involves identifying and determining the fair values to be assigned to the acquiree's identifiable assets, liabilities and contingent liabilities and the cost of the combination. If the initial accounting for a business combination can be determined only provisionally by the end of the period in which the combination is effected because either the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities or the cost of the combination can be determined only provisionally, the Group accounts for the combination using those provisional values. The Group recognises any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date.

The excess of purchase consideration over the fair value of the Group's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired the difference is either recorded on the balance sheet as negative goodwill (for business combinations for which the agreement date is prior to March 31, 2004) or recognised directly in the income statement (for business combinations for which the agreement date is on or after March 31, 2004).

Minority interest is that portion of the profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent. Minority interests at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts (for business combinations for which the agreement date is before March 31, 2004) or the fair values (for business combinations for which agreement date is on or after March 31, 2004) of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent's shareholders' equity.

2. Significant Accounting Policies (continued)

Basis of Consolidation (continued)

Acquisition of Subsidiaries (continued)

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary. Any additional losses are allocated to the Group unless there is a binding obligation of the minority to fund the losses.

For the identifiable assets, liabilities and contingent liabilities initially accounted for at provisional values, the carrying amount of identifiable asset, liability or contingent liability that is recognised or adjusted as a result of completing the initial accounting is calculated as if its fair value or adjusted fair value at the acquisition date had been recognised from that date. Goodwill or any gain recognised when the acquired interest in net fair values of the identifiable assets, liabilities and contingent liabilities exceeds the cost of their acquisition is adjusted from the acquisition date by an amount equal to adjustment to the fair value at the acquisition date of the identifiable asset, liability or contingent liability being recognised or adjusted.

Comparative information presented for the periods before the completion of initial accounting for the acquisition is presented as if the initial accounting had been completed from the acquisition date.

Purchases of Subsidiaries from Entities under Common Control

Purchases of subsidiaries from entities under common control are accounted for using the uniting of interest method.

The assets and liabilities of the subsidiary transferred under common control are recorded in these financial statements at the historical cost of the controlling entity (the "Predecessor"). Related goodwill inherent in the Predecessor's original acquisition is also recorded in these financial statements. Any difference between the total book value of net assets, including the Predecessor's goodwill, and the consideration paid is accounted for in these consolidated financial statements as an adjustment to the shareholders' equity.

These financial statements, including corresponding figures, are presented as if the subsidiary had been acquired by the Group on the date it was originally acquired by the Predecessor.

Investments in Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Group's share of net assets of the associate. The Group's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless the Group is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Interest in a Joint Venture

The Group's interest in its joint venture is accounted for under the equity method of accounting whereby an interest in jointly controlled entities is initially recorded at cost and adjusted thereafter for post-acquisition changes in the Group's share of net assets of the joint ventures. The income statement reflects the Group's share of the results of operations of the joint venture.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Property, Plant and Equipment

The Group's property, plant and equipment, except for the items acquired prior to December 31, 2001, are stated at historical cost less accumulated depreciation and any impairment in value. Land is not depreciated. As described under Basis of Presentation above, the items of property, plant and equipment acquired prior to December 31, 2001 were accounted for at deemed cost being their fair value at December 31, 2001.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15-60 years
Machinery and equipment	4-45 years
Transport and motor vehicles	7-20 years
Other assets	3-15 years

Depletion of mining assets including capitalised site restoration costs is calculated using the units-of-production method based upon proved developed mineral reserves.

Maintenance costs relating to items of property, plant and equipment are expensed as incurred.

The Group has the title to certain non-production and social assets, primarily buildings and facilities of social infrastructure, which carried at their recoverable amount of zero. The costs to maintain such assets are expensed as incurred.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in investment in associate.

Goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is amortised using the straight-line method over its estimated useful life of ten years. Goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is not amortised but is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying amount may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

2. Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Negative goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

Negative goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is recognised in the income statement.

Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Group. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Gains or losses on trading investments are recorded in the income statement in the period in which they arise. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

All purchases and sales of financial assets under contracts to purchase or sell financial assets that require delivery of the asset within the time frame generally established by regulation or convention in the market place are recognised on the settlement date i.e. the date the asset is delivered by/to the counterparty.

2. Significant Accounting Policies (continued)

Impairment of Assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that an asset or a group of assets may be impaired. When there is an indication that an asset may be impaired, the asset is measured at its estimated recoverable amount, which is the higher of the net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment loss is recognised for the difference between the estimated recoverable amount and the carrying value. The carrying amount of the asset is reduced to its estimated recoverable amount either directly or through the use of an allowance account and the amount of the loss is included in the net profit and loss for the period.

An impairment loss is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Inventories

Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity, but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Accounts Receivable

Accounts receivable, which generally have 30-180 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Value Added Tax

The tax authorities permit the settlement of sales and purchases value added tax ("VAT") on a net basis.

VAT Payable

VAT payable represents VAT related to sales payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

2. Significant Accounting Policies (continued)

Value Added Tax (continued)

VAT Recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date and property, plant and equipment not put into operation. VAT recoverable is reclaimable against sales VAT upon payment for the purchases and putting property, plant and equipment into operation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

Borrowing costs are expensed as incurred.

Shareholders' Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

2. Significant Accounting Policies (continued)

Value Added Tax (continued)

VAT Recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date and property, plant and equipment not put into operation. VAT recoverable is reclaimable against sales VAT upon payment for the purchases and putting property, plant and equipment into operation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

Borrowing costs are expensed as incurred.

Shareholders' Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

2. Significant Accounting Policies (continued)

Social and Pension Contributions

Defined contributions are made by the Group to the Russian Federation state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 34%), based on gross salary payments. The Group has no legal or constructive obligation to pay further contributions in respect of those benefits. Its only obligation is to pay contributions as they fall due. These contributions are expensed as incurred.

Employee Benefits

Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, one of the Group's subsidiaries operates a separately administered defined pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Other Costs

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

2. Significant Accounting Policies (continued)

Revenue (continued)

Rendering of services

Revenue is recognised when services are rendered.

Interest

Revenue is recognised as the interest accrues.

Dividends

Revenue is recognised when the shareholders' right to receive the payment is established.

Rental Income

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term on ongoing leases.

Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Segment Information

The Group's major business segments are steel production and mining. Steel production segment includes production of steel and related products at the three iron and steel plants. Mining segment includes ore mining and enrichment. The mining segment does not meet the criteria of a reportable segment under IFRS, because the majority of revenues of the mining segment are earned in inter-segment transactions. Despite this fact, management has designated the mining segment as a reportable segment based on the future plans to develop this business segment. The following table presents revenue and

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

profit information and certain asset and liability information regarding business segments for the years ended December 31, 2004, 2003 and 2002:

Year ended December 31, 2004

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 5,754,754	$ 60,965	$ 108,929	$ —	$ 5,924,648
Inter-segment sales	54,287	279,856	235,909	(570,052)	—
Total revenue	5,809,041	340,821	344,838	(570,052)	5,924,648
Result					
Segment result	$ 1,742,283	$ 85,862	$ 6,368		1,834,513
Unallocated expenses					(3,835)
Profit from operations					**$ 1,830,678**
Assets and liabilities					
Segment assets	$ 3,052,877	$ 542,811	$ 170,942		$ 3,766,630
Investment in associates	1,237	195,946	396		197,579
Unallocated assets					70,253
Total assets					**$ 4,034,462**
Segment liabilities	$ 1,263,041	$ 192,921	$ 127,316		$ 1,583,278
Unallocated liabilities					552,406
Total liabilities					**$ 2,135,684**
Other segment information					
Additions to property, plant and equipment	$ 487,924	$ 32,581	$ 97,099		$ 617,604
Assets acquired in business combination	—	355,986	—		355,986
Depreciation, depletion and amortisation	(163,734)	(17,406)	(6,878)		(188,018)
Impairment of assets	(75)	—	(1,291)		(1,366)

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Year ended December 31, 2003

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 2,052,409	$ 14,774	$ 65,456	$ —	$ 2,132,639
Inter-segment sales	7,680	83,702	31,973	(123,355)	—
Total revenue	$ 2,060,089	$ 98,476	$ 97,429	$ (123,355)	$ 2,132,639
Result					
Segment result	$ 335,261	$ 6,865	$ (1,922)		$ 340,204
Unallocated expenses					(2,363)
Profit from operations					$ 337,841
Assets and liabilities					
Segment assets	$ 1,870,715	$ 87,654	$ 51,967		$ 2,010,336
Investment in associates	1,413	—	2,210		3,623
Unallocated assets					137,133
Total assets					$ 2,151,092
Segment liabilities	$ 488,332	$ 23,745	$ 28,070		$ 540,147
Unallocated liabilities					1,021,722
Total liabilities					$ 1,561,869
Other segment information					
Additions to property, plant and equipment	$ 234,150	$ 11,009	$ 5,420		$ 250,579
Assets acquired in business combination	—	—	22,673		22,673
Depreciation, depletion and amortisation	(158,335)	(4,128)	(3,507)		(165,970)
Impairment of assets	(5,068)	—	(431)		(5,499)

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Year ended December 31, 2002

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 1,512,077	$ 4,980	$ 14,670	$ —	$ 1,531,727
Inter-segment sales	4,142	16,194		(20,336)	—
Total revenue	$ 1,516,219	$ 21,174	$ 14,670	$ (20,336)	$ 1,531,727
Result					
Segment result	$ 52,500	$ (1,111)	$ 3,411		$ 54,800
Unallocated expenses					(2,332)
Profit from operations					$ 52,468
Assets and liabilities					
Segment assets	$ 1,051,826	$ 58,919	$ 4,279		$ 1,115,024
Investment in associates	167	—	—		167
Unallocated assets					76,411
Total assets					$ 1,191,602
Segment liabilities	$ 386,817	$ 18,797	$ 11,431		$ 417,045
Unallocated liabilities					528,050
Total liabilities					$ 945,095
Other segment information					
Additions to property, plant and equipment	$ 84,698	$ 10,522	$ 1,794		$ 97,014
Assets acquired in business combination	—	73,602	—		73,602
Depreciation, depletion and amortisation	(153,080)	(1,543)	(280)		(154,903)
Impairment of assets	(1,493)	—	(426)		(1,919)

Distribution of the Group's revenues by geographical area based on the location of customers for the years ended December 31 was as follows:

	2004	2003	2002
Russia	**$ 3,279,650**	$ 1,526,439	$ 964,650
Taiwan	**806,674**	95,935	83,536
Thailand	**457,574**	53,136	50,612
Philippines	**214,655**	69,957	62,021
Korea	**213,292**	45,095	33,889
Vietnam	**213,000**	37,873	84,589
Iran	**195,456**	47,320	—
Hong Kong	**178,148**	57,709	50,437
China	**160,873**	120,647	105,738
Other countries	**205,326**	78,528	96,255
	$ 5,924,648	$ 2,132,639	$ 1,531,727

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Carrying amounts of the Group's assets by geographical area in which the assets are located at December 31 were as follows:

	2004	2003	2002
Russia	**$ 3,221,094**	$ 1,656,109	$ 1,153,989
Other countries	**813,368**	494,983	37,613
	$ 4,034,462	$ 2,151,092	$ 1,191,602

In 2004, 2003 and 2002, substantially all the additions to the Group's property, plant and equipment related to the Russian operations of the Group.

4. Acquisitions and Increases of Ownership Interests in Subsidiaries

NTMK

As of December 31, 2001, the Group owned 41.71% of ordinary shares in Nizhny Tagil Iron & Steel Plant ("NTMK") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of NTMK were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in NTMK (32.64% ownership interest) for an aggregate cash consideration of $35,238. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $90,962. In the year ended December 31, 2004, the Group acquired additional minority interests in NTMK (6.09% ownership interest) for cash consideration of $47,980. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $8,466 was charged to accumulated profits.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (13.5-15.5 years).

ZapSib

As of December 31, 2001, the Group owned 36.78% of ordinary shares in West-Siberian Iron & Steel Plant ("ZapSib") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of ZapSib were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in ZapSib (56.58% ownership interest) for an aggregate cash consideration of $80,393. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $33,025. In the year ended December 31, 2004, the Group acquired additional minority interest in ZapSib (1.23% ownership interest) for cash consideration of $9,323. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $3,662 was charged to accumulated profits, the excess of the carrying value of minority interest over consideration amounting to $587 was included in additional paid-in capital.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (10-12 years).

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

VGOK

As at October 3, 2002, the Group acquired an additional 38.61% ownership interest in OAO Vysokogorsky Mining-and-Processing Integrated Works ("VGOK") for $402. Prior to this date, the Group had accumulated a 48.76% ownership interest in VGOK for an aggregate consideration of $1,738, resulting in negative goodwill of $21,418.

The acquisition on October 3, 2002 provided the Group a controlling interest and, as a result, the financial position and the results of operations of VGOK have been included in the Group's consolidated financial statements as of this date.

Prior to October 3, 2002, VGOK was accounted for under the equity method.

The table below sets forth the fair values of VGOK's assets and liabilities at the date of acquisition:

	October 3, 2002
Property, plant and equipment	$73,949
Other non-current assets	3,058
Inventories	2,622
Accounts and notes receivable, net	8,303
Cash	99
Total assets	**88,031**
Non-current liabilities	20,215
Current liabilities	17,607
Total liabilities	**37,822**
Net assets	**$50,209**
Fair value of net assets attributable to 38.61% ownership interest	$19,386
Less: consideration paid	(402)
Negative goodwill on acquisition of 38.61% ownership interest	18,984
Negative goodwill recognised on acquisitions prior to October 3, 2002	21,418
Total negative goodwill	**$40,402**

VGOK's net profit/(loss) for the years ended December 31, 2004 and 2003 and for the period from October 3, 2002 to December 31, 2002 amounted to $6,246, $4,074 and $(2,773), respectively.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (16-17 years).

NMTP

As at February 15, 2003, the Group acquired an additional 24.48% ownership interest in OAO Nakhodka Commercial Sea Port ("NMTP") for $3,815. Prior to this date, the Group had accumulated a 35.47% ownership interest in NMTP for an aggregate cash consideration of $6,364, resulting in the recognition of negative goodwill of $5,045.

The acquisition on February 15, 2003 provided the Group a controlling interest and, as a result, the financial position and the results of operations of NMTP have been included in the Group's consolidated financial statements as of this date. In the period from February 11, 2002 to February 15, 2003, NMTP was accounted for under the equity method.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

NMTP (continued)

The table below sets forth the fair values of NMTP's assets and liabilities at the date of acquisition:

	February 15, 2003
Property, plant and equipment	$22,705
Other non-current assets	3,154
Inventories	1,621
Accounts and notes receivable, net	4,805
Other current assets	3,830
Cash	1,852
Total assets	**37,967**
Non-current liabilities	710
Deferred income liabilities	414
Current liabilities	3,982
Total liabilities	**5,106**
Net assets	**$32,861**
Fair value of net assets attributable to 24.48% ownership interest	$ 8,044
Less: consideration paid	(3,815)
Negative goodwill on acquisition of 24.48% ownership interest	4,229
Negative goodwill recognised on acquisitions prior to February 15, 2003	5,045
Total negative goodwill at February 15, 2003	**$ 9,274**

NMTP's net loss for the year ended December 31, 2004 and for the period from February 15, 2003 to December 31, 2003 amounted to $2,793 and $2,562, respectively.

In the period from February 15, 2003 to December 31, 2003, the Group acquired an additional 31.56% ownership interests in NMTP for a consideration of $6,374. These acquisitions were accounted for as step acquisitions and the Group has recorded additional negative goodwill of $4,473.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (9 years).

KGOK

On May 21, 2004, the Group acquired 83.59% of the ordinary shares in Kachkanarsky Mining-and-Processing Integrated Works ("KGOK") for 5,519,647,048 roubles ($190,311 at the exchange rate as of the dates of transactions). In addition, as part of the acquisition cost, the Group purchased restructured debts of KGOK with a fair value of 596,957,000 roubles ($20,595 at the exchange rate as of the date of transaction) for 1,283,000,000 roubles ($44,264 at the exchange rate as of the date of transaction). As a result, the financial position and the results of operations of KGOK were included in the Group's consolidated financial statements beginning May 21, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

KGOK (continued)

The table below sets forth the fair values of KGOK's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	May 21, 2004
Property, plant and equipment	$ 337,053
Other non-current assets	3,983
Inventories	17,140
Accounts and notes receivable, net	66,342
Cash	2,271
Total assets	**$ 426,789**
Non-current liabilities	35,722
Deferred income liabilities	68,155
Current liabilities	66,924
Total liabilities	**170,801**
Net assets	**$ 255,988**
Fair value of net assets attributable to 83.59% ownership interest	**$ 213,980**
Consideration paid	**$ 213,980**

KGOK's net profit for the period from May 21, 2004 to December 31, 2004 amounted to $58,220.

Subsequent to the acquisition date, the Group acquired an additional 14.04% ownership interest in KGOK for 896,155,736 roubles ($31,256 at the exchange rate as of the dates of transactions). The excess of the carrying value of minority interest over the amount of consideration amounting to $11,420 was recorded in additional paid-in capital.

Neryungriugol

In April 2004, the Group acquired 100% of the shares in OAO UK Neryungriugol ("Neryungriugol") for 100,000 roubles ($4 at the exchange rate as of the date of transaction).

As of the date of the acquisition, Neryungriugol was at the development stage applying for certain mining licenses.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Negative Goodwill

The table below presents a reconciliation of the carrying amount of negative goodwill at December 31, 2004, 2003 and 2002:

	Gross book value	Accumulated amortisation	Total
At December 31, 2001	$ (132,135)	$ —	$ (132,135)
Negative goodwill previously recognised in investments under the equity method	(21,418)	—	(21,418)
Negative goodwill recognised on acquisitions	(128,376)	—	(128,376)
Amortisation	—	16,149	16,149
At December 31, 2002	(281,929)	16,149	(265,780)
Negative goodwill previously recognised in investments under the equity method	(5,045)	343	(4,702)
Negative goodwill recognised on acquisitions	(23,974)	—	(23,974)
Amortisation	—	22,312	22,312
At December 31, 2003	(310,948)	38,804	(272,144)
Amortisation	**—**	**22,292**	**22,292**
At December 31, 2004	**$ (310,948)**	**$ 61,096**	**$ (249,852)**

5. Revenues and Expenses

Revenue from sales of goods and cost of revenues included non-monetary exchanges of dissimilar goods for $0, $239,165 and $238,159 for the years ended December 31, 2004, 2003 and 2002, respectively.

Cost of revenues, distribution costs, administrative expenses and social infrastructure maintenance expenses include the following for the years ended December 31:

	2004	2003	2002
Cost of inventories recognised as expense	**$ 2,268,060**	$ 851,133	$ 835,859
Staff costs	**553,383**	281,372	246,340
Depreciation, depletion and amortisation	**183,203**	141,000	154,903

Gain on Financial Assets

Gain on financial assets represents gain on re-measurement of 19.145% of shares in ZAO Raspadskaya to fair value. This gain was realised when these shares were contributed into a joint venture (Note 8).

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Income Taxes

Major components of income tax expense for the years ended December 31 were as follows:

	2004	2003	2002
Current income tax expense	**$ 438,764**	$ 110,844	$ 20,812
Deferred income tax benefit			
Relating to origination and reversal of temporary differences	**(22,921)**	(35,737)	(9,661)
Income tax expense reported in the consolidated income statement	**$ 415,843**	$ 75,107	$ 11,151

In the years ended December 31, 2004, 2003 and 2002, the Group's income was subject to tax at 24% in the Russian Federation, 10% in Cyprus, and 24% and 11.6% (depending on the type of income) in Switzerland. Ferrotrade Limited has a Taxation Exemption Certificate under which it is currently liable to tax at the fixed annual amount of £225. This certificate is valid through 2010.

Major part of income taxes is paid in the Russian Federation. A reconciliation of income tax expense applicable to profit before income tax using the Russian statutory tax rate of 24% to income tax expense as reported in the Group's consolidated financial statements for the years ended December 31 is as follows:

	2004	2003	2002
Profit before income tax	**$ 1,664,087**	$ 330,995	$ 12,463
At the Russian statutory income tax rate of 24%	**399,381**	79,439	2,991
Effect of non-deductible expenses and other non-temporary differences	**4,404**	7,234	8,187
Effect of the difference in tax rates in countries other than the Russian Federation	**(4,279)**	(11,566)	(27)
Deferred income tax provided for undistributed earnings of the Group's subsidiaries	**16,337**	—	—
Income tax expense reported in the consolidated income statement	**$ 415,843**	$ 75,107	$ 11,151

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Income Taxes (continued)

Deferred income tax assets and liabilities and their movements for the years ended December 31 were as follows:

	2004	Change recognised in income statement	Change due to business combinations	Translation difference	2003	Change recognised in income statement	Change due to business combinations	Translation difference	2002
Deferred income tax liabilities:									
Property, plant and equipment	$169,229	$ (12,515)	$ 65,307	$ 9,031	$107,406	$ (26,498)	$ 342	$ 7,569	$125,993
Liabilities under the Settlement Agreements	14,586	(31,722)	8,669	1,395	36,244	(11,558)	—	3,053	44,749
Undistributed earnings of subsidiaries	16,337	16,337	—	—	—	—	—	—	—
Other	27,399	21,036	679	3,106	2,578	(771)	155	215	2,979
	227,551	(6,864)	74,655	13,532	146,228	(38,827)	497	10,837	173,721
Deferred income tax assets:									
Tax losses available for offset	—	—	—	—	—	(6,368)	—	218	6,150
Accrued liabilities	18,091	7,730	1,629	854	7,878	117	—	573	7,188
Accounts receivable	9,398	1,352	4,739	439	2,868	2,434	—	127	307
Other	9,136	6,975	132	376	1,653	727	110	96	720
	36,625	16,057	6,500	1,669	12,399	(3,090)	110	1,014	14,365
Net deferred income tax asset	3,390	3,465	—	(75)	—	—	—	—	—
Net deferred income tax liability	$194,316	$ (19,456)	$ 68,155	$ 11,788	$133,829	$ (35,737)	$ 387	$ 9,823	$159,356

For Russian income tax purposes, ZapSib had unused tax losses incurred in 1997 and 1998. As of December 31, 2002, the unused tax losses carry forward approximated $25,623. In 2003, these tax losses were fully utilised.

As of December 31, 2004, deferred income taxes have been provided for undistributed earnings of the Group's subsidiaries amounting to $273,268 as management intends to dividend this amount. As of December 31, 2004, the amount of undistributed earnings for which deferred income taxes have not been provided was $1,712,717. Management does not intend on distributing those earnings in the foreseeable future.

The current tax rate for dividends income in respect of the Group's subsidiaries varies from 5% to 10%.

(All amounts are in thousands of US dollars, unless specified otherwise)

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31:

	2004	2003	2002
Cost:			
Land	**$ 50,537**	$ 26,239	$ 15,844
Buildings and constructions	**570,630**	251,557	212,034
Machinery and equipment	**1,257,973**	932,025	803,500
Transport and motor vehicles	**133,099**	15,928	7,153
Mining assets	**121,365**	93,288	76,346
Other assets	**42,290**	29,008	19,804
Assets under construction	**481,401**	241,920	106,367
	$2,657,295	1,589,965	1,241,048
Accumulated depreciation, depletion and amortisation:			
Buildings and constructions	**(66,658)**	(37,876)	(17,248)
Machinery and equipment	**(438,206)**	(276,068)	(129,472)
Transport and motor vehicles	**(12,062)**	(4,313)	(2,028)
Mining assets	**(8,215)**	(3,574)	(616)
Other assets	**(18,439)**	(10,863)	(4,405)
	(543,580)	(332,694)	(153,769)
Government grants:			
Machinery and equipment, net	**(9,377)**	(9,628)	(9,658)
	$2,104,338	$1,247,643	$1,077,621

Assets under construction include prepayments to constructors and suppliers of property, plant and equipment in the amount of $137,489, $74,027 and $19,986 as of December 31, 2004, 2003 and 2002, respectively.

The movement in property, plant and equipment for the year ended December 31, 2004 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2003, cost, net of accumulated depreciation and government grants	$ 26,239	$ 213,681	$ 646,329	$ 11,615	$ 89,714	$ 18,145	$ 241,920	$1,247,643
Additions	21,214	5,467	5,581	84,612	9,555	3,228	487,947	617,604
Assets acquired in business combination	1,349	256,718	41,603	21,273	13,807	136	21,100	355,986
Assets put into operation	61	31,978	218,794	8,639	—	8,751	(268,223)	—
Disposals	(4)	(2,846)	(3,598)	(608)	—	(893)	(21,967)	(29,916)
Depreciation & depletion charge	—	(25,911)	(144,343)	(7,733)	(4,081)	(6,761)	—	(188,829)
Amortisation of government grants	—	—	811	—	—	—	—	811
Impairment loss	—	—	—	—	(1,701)	—	(127)	(1,828)
Translation difference	1,678	24,885	45,213	3,239	5,856	1,245	20,751	102,867
At December 31, 2004, cost, net of accumulated depreciation and government grants	**$ 50,537**	**$ 503,972**	**$ 810,390**	**$ 121,037**	**$ 113,150**	**$ 23,851**	**$ 481,401**	**$2,104,338**

(All amounts are in thousands of US dollars, unless specified otherwise)

7. Property, Plant and Equipment (continued)

The movement in property, plant and equipment for the year ended December 31, 2003 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2002, cost, net of accumulated depreciation and government grants	$ 15,844	$ 194,786	$ 664,370	$ 5,125	$ 75,730	$ 15,399	$ 106,367	$1,077,621
Additions	7,863	11,797	25,345	2,708	10,627	4,186	188,053	250,579
Assets acquired in business combination	1,059	4,001	15,449	1,860	—	134	170	22,673
Assets put into operation	34	6,611	30,936	3,106	—	3,411	(44,098)	—
Disposals	—	(553)	(2,712)	(48)	—	(349)	(19,213)	(22,875)
Depreciation & depletion charge	—	(18,366)	(137,690)	(1,845)	(2,957)	(5,873)	—	(166,731)
Amortisation of government grants	—	—	761	—	—	—	—	761
Impairment loss	—	—	—	—	—	—	(4,094)	(4,094)
Translation difference	1,439	15,405	49,870	709	6,314	1,237	14,735	89,709
At December 31, 2003, cost, net of accumulated depreciation and government grants	$ 26,239	$ 213,681	$ 646,329	$ 11,615	$ 89,714	$ 18,145	$ 241,920	$1,247,643

The movement in property, plant and equipment for the year ended December 31, 2002 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2001, cost, net of accumulated depreciation and government grants	$ —	$ 206,639	$ 749,118	$ 5,679	$ —	$ 14,583	$ 104,704	$1,080,723
Additions	15,844	21	3,923	292	2,744	3,000	71,190	97,014
Assets acquired in business combination	—	—	—	—	73,602	—	—	73,602
Assets put into operation	—	5,630	47,821	1,190	—	2,275	(56,916)	—
Disposals	—	(244)	(5,918)	(4)	—	(38)	(12,611)	(18,815)
Depreciation & depletion charge	—	(17,260)	(131,309)	(2,032)	(616)	(4,421)	—	(155,638)
Amortisation of government grants	—	—	735	—	—	—	—	735
At December 31, 2002, cost, net of accumulated depreciation and government grants	$ 15,844	$ 194,786	$ 664,370	$ 5,125	$ 75,730	$ 15,399	$ 106,367	$1,077,621

As of December 31, 2004, 2003 and 2002, certain items of production equipment with an approximate carrying value of $95,802, $103,172 and $431,748, respectively, were pledged to banks as collateral against loans to the Group (Notes 19).

In addition, the Group pledged property, plant and equipment with an approximate carrying value of $0, $12,752 and $1,121 as of December 31, 2004, 2003 and 2002, respectively, in respect of loans received by the Group's related parties.

(All amounts are in thousands of US dollars, unless specified otherwise)

7. Property, Plant and Equipment (continued)

Government grants represent the reduction in ecological tax payable by the Group in 2001. Such reductions were granted to the Group for the amount of actual expenditures on the acquisition of certain assets qualified for ecological purposes.

8. Investment in a Joint Venture

On March 10, 2004, as a part of a joint venture agreement, the Group acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), a joint venture created for the purpose of exercising joint control over economic activities of Raspadskaya Mining Group and other Corber's subsidiaries. At the date of acquisition, Corber owned 72.03% of ordinary shares in ZAO Raspadskaya, one of the largest coal mines in the Russian Federation. The Group's consideration in exchange for the ownership interest in Corber was $139,651 including a cash payment of $61,800, the issuance of 6% interest-bearing promissory notes of Mastercroft Mining with total nominal value of $19,200 payable not earlier than March 10, 2006 and a contribution of 88,016 (19.15%) ordinary shares in ZAO Raspadskaya with a carrying value of $58,651.

The table below sets forth the fair values of Corber's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	March 10, 2004
Property, plant and equipment	$176,723
Mineral reserves	246,819
Other non-current assets	1,139
Inventories	11,000
Accounts and notes receivable, net	33,373
Other current assets	1,294
Cash	5,644
Total assets	**475,992**
Non-current liabilities	16,564
Deferred income tax liabilities	17,955
Current liabilities	27,387
Total liabilities	**61,906**
Minority interests	**40,631**
Net assets	**$373,455**
Fair value of net assets attributable to 50% effective interest	186,728
Negative goodwill	(47,077)
Consideration paid	**$139,651**

The Group accounted for the investment in Corber under the equity method.

The acquisition of Corber was accounted for based on provisional values as Corber has not completed preparation of financial statements in accordance with IFRS.

Subsequent to the acquisition date, Corber acquired additional 4.20% ownership interest in Raspadskaya Mining Group for $5,522. The 50% of excess of the carrying value of acquired minority interest over the amount of consideration paid by the joint venture amounting to $6,372 is recorded in additional paid-in capital.

(All amounts are in thousands of US dollars, unless specified otherwise)

8. Investment in a Joint Venture (continued)

The table below sets forth Corber's assets and liabilities as of December 31, 2004:

Property, plant and equipment	$ 233,016
Mineral reserves	244,118
Other non-current assets	612
Inventories	12,681
Accounts and notes receivable, net	62,267
Cash	48,066
Total assets	**600,760**
Non-current liabilities	43,243
Deferred income tax liabilities	15,008
Current liabilities	34,758
Total liabilities	**93,009**
Minority interests	**25,847**
Net assets	**$ 481,904**

As of December 31, 2004, the Group's effective interest in these assets and liabilities is 50%.

The table below sets forth Corber's income and expenses for the period from March 10, 2004 to December 31, 2004:

Revenue	$ 396,984
Cost of revenue	(246,892)
Other expenses, including income taxes	(65,010)
Minority interests	(3,089)
Net profit	**$ 81,993**
Share of profits attributable to the Group	$ 40,997
Amortisation of negative goodwill	1,765
Share of profits/(losses) of a joint venture	**$ 42,762**
Investment at March 10, 2004	$ 139,651
Share of profit of a joint venture	42,762
Translation difference	6,856
Additional paid-in capital in respect of acquisition of minority interests	6,372
Investment at December 31, 2004	**$ 195,641**

(All amounts are in thousands of US dollars, unless specified otherwise)

9. Other Long-Term Investments

Long-term investments were as follows as of December 31:

Name	Business activity	Percentage holding	2004	2003	2002
Investments in associates:					
OAO Nakhodka Commercial Sea Port	seaport services	35.47%	$ —	$ —	$ 4,917
OOO Mecona	seaport services	50.00%	—	1,683	—
OOO Plant of Metallurgical Reagents	production of metallurgical reagents	50.00%	**708**	679	—
OAO TagilBank	banking	37.91%	**615**	579	536
Other associates			**615**	527	167
Investments in other companies:					
OAO Ugolnaya Kompaniya Kuznetskugol	coal mining	20%	—	—	7,822
Novosibirsk Steel Plant	steel making, pipe manufacturing	0.20%	—	29	12,443
OAO Ugolnaya Kompaniya Kuzbassugol	coal mining	3.91%	—	—	8,869
OAO Rossiiskie Kommunalnye Systemy	electricity, heating and other public utilities	10.00%	**2,395**	3,395	—
ZAO Raspadskaya	coal mining	19.09%	—	1,310	1,214
Other investments			**615**	612	422
Held-to-maturity financial assets:					
OGVZ bonds			**1,172**	1,055	—
Other bonds and promissory notes			**2,524**	—	—
			$ 8,644	$ 9,869	$ 36,390

10. Cash and Cash Equivalents and Restricted Deposits at Banks

Cash and cash equivalents were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	**$ 62,997**	$ 41,618	$ 40,297
US dollars	**227,194**	150,327	2,086
Euros	**1,121**	3,587	32
	$ 291,312	$ 195,532	$ 42,415

The above cash and cash equivalents mainly consist of cash at banks.

(All amounts are in thousands of US dollars, unless specified otherwise)

10. Cash and Cash Equivalents and Restricted Deposits at Banks (continued)

Restricted deposits at banks were as follows as of December 31:

	2004	2003	2002
Deposits to secure bank loans	$ **17,570**	$ 22,972	$ —
Deposits for repayment of Settlement Agreements (Note 20)	**3,441**	—	—
	21,011	22,972	—
Less: deposits with current maturities	**(12,441)**	(4,850)	—
	$ **8,570**	$ 18,122	$ —

The deposits earned interest in the range from 0.98% to 8.50% per annum. The deposits to secure bank loans are denominated in US dollars.

11. Other Non-Current Assets

Other non-current assets were as follows as of December 31:

	2004	2003	2002
Prepaid contributions to pension plans	$ **—**	$ 8,031	$ —
Long-term VAT relating to Settlement Agreements	**197**	3,978	4,320
Long-term input VAT	**3,980**	1,990	304
Deferred income tax assets (Note 6)	**3,390**	—	—
Other	**1,678**	917	204
	$ **9,245**	$ 14,916	$ 4,828

12. Inventories

Inventories, at cost, consisted of the following as of December 31:

	2004	2003	2002
Raw materials and spare parts	$ **365,202**	$ 185,988	$ 99,273
Work-in-progress	**61,003**	34,537	19,808
Finished goods:			
—at cost	**326,575**	265,690	4,255
—at net realisable value	**35,510**	—	—
	788,290	486,215	123,336
Allowance for obsolete and slow-moving items	**(7,729)**	(5,201)	(4,274)
	$ **780,561**	$ 481,014	$ 119,062

As of December 31, 2004, 2003 and 2002, certain items of inventory with an approximate carrying amount of $336,348, $178,597 and $30,219, respectively, were pledged to banks as collateral against loans provided to the Group (Note 19).

(All amounts are in thousands of US dollars, unless specified otherwise)

13. Trade and Other Receivables

Trade and other receivables consisted of the following as of December 31:

	2004	2003	2002
Trade accounts receivable	**$ 270,350**	$ 71,122	$ 39,944
Other receivables	**34,836**	17,693	13,934
	305,186	$ 88,815	53,878
Allowance for doubtful accounts	**(26,222)**	(12,646)	(15,943)
	$ 278,964	$ 76,169	$ 37,935

14. Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

Amounts owed by/to related parties at December 31 were as follows:

	Amounts due from related parties			Amounts due to related parties		
	2004	2003	2002	2004	2003	2002
EAM Group	$ —	$ —	$ 401	$ —	$ 7,709	$ 23,559
Evrazmetall-Centre	**20,930**	—	—	—	—	—
Evrazmetall-Sibir	**21,721**	—	—	**21**	—	—
Evraz-Ruda	**21,847**	—	—	**5,047**	—	—
Ferrotrade & Co.	—	62,247	8,850	—	116,514	74,480
Ferrotranstrade	**25,453**	—	—	**4,005**	—	—
Fletcher Holdings International Corp.	—	—	—	—	20,766	20,699
Goroblagodatskoye Ore Mine	**7,778**	8,679	6,975	**2,456**	—	6
KMK-Energo	—	867	—	—	5,530	—
Kuzbassuglepostavka	—	—	—	—	19,408	—
Marteck Shipping	—	—	—	**7,708**	—	—
Relsy KMK	—	2,277	4,327	—	7,629	196
SEAR MF	—	9,028	21	—	1,766	5,278
Shareteam	—	3	—	—	32,047	—
Sibirskaya Gornaya Company	—	—	6	—	11	5,530
Steel of KMK	—	5,551	2,227	—	5,574	36
Other entities	**13,665**	24,453	19,255	**18,155**	24,591	12,788
Liabilities to entities under common control for transfers of ownership interests in subsidiaries	—	—	—	—	618	47,277
	111,394	113,105	42,062	**37,392**	242,163	189,849
Less: allowance for doubtful accounts	**(4,853)**	(8,226)	(10,853)	—	—	—
Less: amounts due to related parties under Settlement Agreements (Note 20)	—	—	—	—	(13,329)	(30,826)
	$106,541	$104,879	$ 31,209	**$ 37,392**	$228,834	$159,023

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

In addition to the balances and transactions disclosed in this note, loans due to and from related parties presented separately in the accompanying consolidated balance sheets and in Notes 15, 22 and 28.

Transactions with related parties were as follows for the years ended December 31:

	Sales to related parties			Purchases from related parties		
	2004	2003	2002	2004	2003	2002
D.E.Metals	$ **637**	$ —	$ 369	$ **12,423**	$ 24,629	$ —
Duferco S.A.	—	—	22,317	—	—	—
EAM Group	—	—	51,868	—	377	223
Evrazmetall-Centre	**105,654**	—	—	—	—	—
Evrazmetall-Sibir	**102,660**	—	—	—	—	—
Evraz-Ruda	**46,971**	2,929	70	**203,725**	87,930	11,094
Ferrotrade & Co.	**124,258**	484,669	311,829	—	—	—
Ferrotranstrade	**45,585**	7,377	499	**3,483**	1,745	—
KMK- Energo	**5,538**	1,145	—	**58,192**	14,213	—
Kuzbassuglepostavka	—	6,822	—	—	229,280	—
Kuznetsk Coal Company	**10,435**	104,471	630	**73**	142,738	—
Kuznetskuglesbyt	—	—	151,880	—	94	18,251
UK Kuznetskugol	—	7,271	5,463	—	—	—
Marteck Shipping	**7,238**	—	—	**97,528**	1,263	—
PromKhimProduct	**83,866**	—	—	**532**	—	—
Raspadsky Ugol	—	—	—	**79,504**	—	—
Relsy KMK	—	27,668	233	—	51,451	214
Sibirskaya Gornaya Company	—	—	472	—	—	40,274
Steel of KMK	**21,651**	18,042	25,903	**69,814**	13,368	17,485
UK Yuzhkuzbassugol	**209**	14,609	—	**29,582**	6,122	—
ZAO Yuzhkuzbassugol	**13**	—	—	**257,676**	—	—
Other entities	**25,885**	5,312	49,072	**46,732**	23,787	16,281
	$580,600	$680,315	$620,605	**$859,264**	$596,997	$103,822

ZAO D.E.Metals ("D.E.Metals") became an entity under common control with the Group in 2003. It served as a purchasing agent to the Group.

Duferco S.A. is an entity under control of Duferco Participation Holdings Limited ("Duferco"), a shareholder of NTMK. In 2002, Duferco sold its shares in NTMK to the Group and ceased to be a related party. Duferco S.A. was a customer of the Group.

ZAO EAM Group ("EAM") is an entity under common control with the Group. At December 31, 2003 and 2002, the Group owed $7,661 and $20,963, respectively, to EAM under the Settlement Agreement (Note 20). In 2002, EAM purchased the Group's steel products.

OOO Evrazmetall-Centre and OOO Evrazmetall-Sibir, the entities under common control with the Group, purchase steel products from the Group.

OAO Evraz-Ruda ("Evraz-Ruda"), an entity under common control with the Group, sells iron ore to and purchased metal products from the Group.

Ferrotrade & Co. is an entity under common control with the Group. Prior to 2004, Ferrotrade & Co. exported the Group's products from Russia. At the end of 2003, Ferrotrade &Co. discontinued entering into new sales contracts and sold all of its inventories to Ferrotrade Limited, the Group's newly established wholly owned subsidiary. Prior to December 31, 2003, in order to fulfil remaining sales commitments, Ferrotrade & Co. repurchased back from Ferrotrade Limited 521,560 metric tons of steel products at a

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

higher price. The Group did not include these transactions in revenue and cost of revenue. Gain of $24,433 arising from the resale at a higher price was recognised as a net trading gain in the accompanying consolidated income statement for the year ended December 31, 2003. In 2004, the Group sold to Ferrotrade & Co. 467,479 metric tons of steel products for $124,258.

OAO Ferrotranstrade ("Ferrotranstrade"), an entity under common control with the Group, acts as the Group's sales agent. The Group also sells its products to Ferrotranstrade.

Fletcher Holdings International Corp. ("Fletcher") was an entity under common control with the Group. At December 31, 2003 and 2002, the Group's accounts payable to Fletcher mainly comprised of the amounts due for the purchase of shares in the Group's subsidiaries. In 2004, the Group repaid all its liabilities to Fletcher.

KMK-Energo, an entity under common control, supplies electricity to certain subsidiaries of the Group.

OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), an entity under common control with the Group, supplied coal to and purchased tolling services from the Group in 2003. In 2004, Kuzbassuglepostavka ceased to be a related party with the Group.

OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), an entity under common control with the Group, purchased metal products, inventory and services from the Group and sold coke and coal to the Group. In June 2004, Kuznetsk Coal Company ceased to be a related party with the Group.

ZAO Kuznetskuglesbyt ("Kuznetskuglesbyt"), an entity under control of a shareholder of ZapSib, sold spare parts and provided transportation services to ZapSib and purchased metal products from ZapSib.

OAO UK "Kuznetskugol" ("Kuznetskugol") is an entity under common control with the Group. In 2003 and 2004, the Group sold metal products and raw materials and rendered services to Kuznetskugol.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with the Group, provides freight services to the Group.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with the Group, purchased coke from the Group. In 2004, PromKhimProduct ceased to be a related party with the Group.

OOO Raspadsky Ugol, a subsidiary of the Group's joint venture, sells coal to the Group.

OOO Relsy KMK ("Relsy KMK") was an entity under common control with the Group. Relsy KMK sold metal products and materials to and purchased metal products from the Group. In 2003, the Group acquired property, plant and equipment items for 308,506,799 roubles ($10,340 at the exchange rate as of the date of acquisitions) from Relsy KMK. In 2003, Relsy KMK ceased to be a related party.

ZAO SEAR MF ("SEAR MF") is an entity under common control with the Group. At December 31, 2003 and 2002, ZapSib owed $1,562 and 3,681, respectively, to SEAR MF under the Settlement Agreement (Note 20). In 2004, the Group repaid these liabilities to SEAR MF. The difference between cost and carrying value of the debts amounting to $10,480 was included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

Shareteam Investments Limited ("Shareteam") is an entity under common control with the Group. At December 31, 2003, amounts due to Shareteam represented accounts payable for 41,055,936 common shares of NMTP purchased by the Group. In 2004, the Group repaid all its liabilities to Shareteam.

ZAO Sibirskaya Gornaya Company ("SGC"), an entity under common control with the Group, was liquidated in 2003. In 2002, the Group purchased raw materials from and sold metal products to SGC.

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

OOO Steel of Kuznetsk Steel Plant ("Steel of KMK") was an entity under common control with the Group. In 2004, Steel of KMK provided tolling services related to processing of pig iron to the Group and the Group provided services and sold metal products to Steel of KMK. Steel of KMK ceased to be a related party in July 2004.

OAO OUK Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol, associates of the entity under common control with the Group, sell coal to the Group.

The balances of amounts due to related parties as of December 31, 2003 and 2002 include liabilities to entities under common control for transfers of ownership interests in subsidiaries. As described in Notes 1 and 18, ownership interests in certain subsidiaries were transferred to the Group in transactions with entities under common control with the Group. When the transfer of ownership interest in such subsidiaries actually occurred after December 31, 2002, and the results of operations of such subsidiaries have been included in the accompanying consolidated financial statements from the dates earlier than December 31, 2002, the carrying amounts of net assets of such subsidiaries, net of minority interests, have been included in amounts due to related parties as of December 31, 2003 and 2002.

Compensation to Key Management Personnel

Key management personnel totalled 62, 49 and 38 persons as at December 31, 2004, 2003 and 2002, respectively. Total compensation to key management personnel included in general and administrative expenses in the accompanying income statement amounted to $37,818, $2,925 and $1,406 for the years ended December 31, 2004, 2003 and 2002, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

15. Loans Receivable from Related Parties

Loans receivable from related parties as of December 31 were as follows:

	2004	2003	2002
ZAO Yuzhkuzbassugol	$ **2,763**	$ —	$ —
OOO KMK-Energo	**1,443**	—	—
OOO Spetsmash-MT	—	13,148	—
Marteck International Ltd.	—	2,000	—
OAO Goroblagodatskoye Ore Mine	—	1,460	—
ZAO SEAR MF	—	350	10,611
	$ **4,206**	$ 16,958	$ 10,611

As of December 31, 2004, 2003 and 2002, loans receivable from related parties include promissory notes due on demand and short-term loans receivable. Notes and loans receivable as of December 31, 2004 bear interest in the range between 1% and 12% per annum. Notes and loans receivable as of December 31, 2003 and 2002 bore no interest.

Loans receivable from related parties are mainly denominated in roubles.

16. Taxes Receivable

Taxes receivable were denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Input VAT	$ **310,415**	$ 115,958	$ 51,374
Other taxes	**69,323**	23,203	10,635
	$ **379,738**	$ 139,161	$ 62,009

(All amounts are in thousands of US dollars, unless specified otherwise)

16. Taxes Receivable (continued)

As of December 31, 2004, 2003 and 2002, input VAT included the current portion of input VAT related to the restructured liabilities under the Settlement Agreements of $143, $1,606 and $2,477, respectively (Note 20).

Input VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

17. Short-Term Investments and Notes Receivable

Short-term investments and notes receivable as of December 31 were as follows:

	2004	2003	2002
Promissory notes	$ **170**	$ 35,987	$ 441
Alfa-bank—deposit accounts	**19,573**	24,445	10,571
Nomos bank—deposit certificates	**—**	9,430	—
Other investments	**2,061**	1,851	25
	$ **21,804**	$ 71,713	$ 11,037

In 2002-2004, subsidiaries had deposit accounts with Alfa-bank. The deposits earned interest in the range from 2.75% to 11% per annum. The certificates of Nomos bank earned interest of 9.5% per annum.

Short-term investments and notes receivable are mainly denominated in roubles.

18. Equity

Share Capital

As described in Note 1, Evraz Group was formed through series of transactions between entities under common control with the Group. Prior to the reorganisation of the Group, in which 95.83% of Mastercroft shares were contributed into Evraz Group, share capital of the Group comprised of the share capital of Mastercroft.

Share Capital of Mastercroft

On December 31, 2002, Mastercroft issued 1,966 shares with par value of 1 US dollar each. These shares were paid in cash in 2003.

On May 14, 2003 and October 31, 2003, the Central Bank of Cyprus granted permissions for the additional issue to Crosland of 100,017,700 and 200,000,000 ordinary shares of 1 US dollar each, respectively.

In respect to the shares issued on May 14, 2003, Mastercroft received contributions from Crosland of $100,018, of which $14,018 was in cash and $86,000 was in the form of promissory notes of an entity under common control with the Group. The Group offset its liabilities to that entity under common control against these promissory notes.

In respect of the shares issued on October 31, 2003, Mastercroft called up for payment of 0.1949 US dollar per share out of 1 US dollar, being the nominal value of the ordinary share, and received from Crosland cash of $38,980. As of December 31, 2003, the balance of 0.8051 US dollar has not been called for payment.

In the year ended December 31, 2004, Mastercroft called for payment an additional $30,000 and received this amount from Crosland. As of December 31, 2004, the balance of 0.6551 US dollar has not been called for payment.

(All amounts are in thousands of US dollars, unless specified otherwise)

18. Equity (continued)

Share Capital of Mastercroft (continued)

In January 2005, prior to the completion of the Group's reorganisation, Mastercroft called up for payment the remaining $131,020 for shares issued in 2003 and received this amount from Crosland.

As Mastercroft is a subsidiary of Evraz Group at December 31, 2004, the share capital of Mastercroft is eliminated on consolidation.

Share Capital of Evraz Group

As of December 31, 2004, Evraz Group issued 15,500 ordinary shares with par value of €2 each, which resulted in the share capital of €31 ($42 at the exchange rate as of December 31, 2004). As of December 31, 2004, these shares were fully paid. On April 5, 2005, Evraz Group issued additional 107,204,325 ordinary shares with a par value of €2 each in exchange for the contribution of 95.83% of Mastercroft shares. On the same date, the share capital of Evraz Group was reduced by the cancellation of 15,499 shares with a par value of €2 each. As the consideration for these additional shares issued subsequent to year end has been accounted for in the consolidated financial statements as at December 31, 2004, the April 5, 2005 issue of shares will result in a capitalisation of reserves within equity.

Shareholders of Evraz Group are entitled to standard rights provided under the laws of Luxembourg to shareholders of stock companies ("société anonyme"). These rights comprise the right to vote at the shareholders meetings and the right to receive dividends.

Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

	2004	2003	2002
Net profit attributable to equity holders of the parent entity	$ **1,083,810**	$ 207,926	$ 5,876
Weighted average number of ordinary shares outstanding	**107,204,326**	107,204,326	107,204,326
Earnings per share attributable to equity holders of the parent entity, basic and diluted (US dollars)	$ **10.11**	$ 1.94	$ 0.06

As the number of shares has increased as a result of the capitalisation subsequent to year end but prior to issuing these financial statements, earnings per share calculations for the years ended December 31, 2004, 2003 and 2002 have been based on the number of shares in issue at April 5, 2005.

The Group has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

Sale of Minority Interest

On August 6, 2004, Crosland Limited sold 12,500,000 shares (4.17%) of Mastercroft to a minority shareholder for $12,500. The Group charged the amount received by Crosland, Mastercroft's parent prior to reorganisation, to accumulated profits as a distribution to shareholders. Difference between the carrying value of that minority interest and the amount of consideration amounting to $34,885 was recognised by the Group as a loss on sale of minority interest in the accompanying income statement for the year ended December 31, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

18. Equity (continued)

Acquisitions of Minority Interests in Subsidiaries

In 2004, in addition to acquisitions of minority interests in subsidiaries described in Note 4, the Group acquired minority interests in certain other subsidiaries. The excess of acquired minority interests over the consideration amounting to $20,611 is recorded as additional paid-in capital and the excess of consideration over the minority interests amounting to $12,128 is charged to accumulated profits.

Transfers of Ownership Interests in Subsidiaries

The legal transfer of ownership interests in certain subsidiaries has been made by entities under common control with the Group in the year ended December 31, 2003. The excess of the amounts paid by the Group to the entities under common control over the historical cost of net assets transferred to the Group amounting to $24,358 was recorded as a distribution to entities under common control in the accompanying statement of changes in equity for the year ended December 31, 2003.

Distributions to Entities under Common Control

In 2004, the Group's distributions to entities under common control were $3,858, representing dividends payable to an entity under common control, which were declared prior to the transfer of ownership interest in a subsidiary to the Group.

Dividends

On November 19, 2004, directors of Mastercroft approved distribution of dividends in the amount of $58,000.

On January 13, 2005, directors of Mastercroft approved distribution of dividends in the amount of $131,000 to Crosland and other shareholders registered as of December 31, 2004.

19. Loans and Borrowings

Short-term and long-term loans and borrowings were as follows as of December 31:

	2004	2003	2002
Russian banks	$ **104,806**	$ 157,527	$ 72,417
International banks	**688,983**	207,990	—
10.875 per cent notes due 2009	**300,000**	—	—
8.875 per cent notes due 2006	**175,000**	175,000	—
Bearer coupon debt securities	**36,038**	33,951	31,794
Loans provided by other companies	**859**	9,407	17,053
Unamortised debt issue costs	**(11,669)**	(10,109)	—
Interest payable	**18,772**	4,362	31
	$ **1,312,789**	$ 578,128	$ 121,295

As of December 31, 2004, 2003 and 2002, total interest bearing loans and borrowings consisted of short-term loans and borrowings in the amount of $373,328, $213,718 and $87,007, respectively, and long-term loans and borrowings in the amount of $932,358, $370,157 and $34,257, respectively, including the current portion of long-term liabilities of $132,596, $6,002 and $0, respectively.

In 2004, average annual interest rates were 11.1%, 5.0% and 5.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 14.8%, 8.8%, 5.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

(All amounts are in thousands of US dollars, unless specified otherwise)

19. Loans and Borrowings (continued)

In 2003, average annual interest rates were 13.0%, 5.8% and 15.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 13.7%, 7.5%, 6.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

In 2002, average annual interest rates were 17.4% and 8.8% for short-term loans denominated in roubles and US dollars, respectively, and 17.7% and 9.4% for long-term loans denominated in roubles and euros, respectively.

The liabilities are denominated in the following currencies:

	2004	2003	2002
Roubles	**$ 73,573**	$ 84,954	$ 52,782
US dollars	**1,094,087**	463,097	67,521
Euros	**156,798**	40,186	992
Unamortised debt issue costs	**(11,669)**	(10,109)	—
	$ 1,312,789	$ 578,128	$ 121,295

The liabilities are contractually repayable after the balance sheet date as follows:

	2004	2003	2002
Less than one year	**$ 524,696**	$ 224,082	$ 87,038
Between one year and two years	**290,209**	87,439	2,023
Between two years and five years	**467,002**	266,831	32,123
After five years	**42,551**	9,885	111
Unamortised debt issue costs	**(11,669)**	(10,109)	—
	$ 1,312,789	$ 578,128	$ 121,295

Some of the loan agreements provide for certain covenants in respect of Mastercroft and its subsidiaries. The covenants impose restrictions in respect of certain transactions and financial ratios, including restrictions in respect of indebtedness and profitability.

The Group pledged its rights under some export contracts as collateral under the loan agreements. All proceeds from sales of steel pursuant to these contracts can be used to satisfy the obligations under the loan agreements in the event of a default.

At December 31, 2004, 2003 and 2002, the Group had equipment with a carrying value of $95,802, $103,172 and $431,748, respectively, pledged as collateral under the loan agreements. In addition, the Group pledged finished goods with a carrying value of $336,348, $178,597 and $30,219 as of December 31, 2004, 2003 and 2002, respectively.

Bonds and Notes

In September and December 2003, EvrazSecurities issued notes amounting to $175,000. The notes bear interest of 8.875% per annum payable semi-annually and mature on September 25, 2006. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that NKMK's liabilities are limited to $137,512.

On August 3, 2004 and September 30, 2004, EvrazSecurities issued notes amounting to $300,000. The notes bear interest of 10.875% per annum payable semi-annually and mature on August 3, 2009. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that the liability of ZapSib and NTMK, each, is subject to a limit of $300,000.

(All amounts are in thousands of US dollars, unless specified otherwise)

19. Loans and Borrowings (continued)

Bonds and Notes (continued)

On December 6, 2002, FC EvrazHolding issued 1,000,000 of bearer coupon bonds with a par value of 1,000 roubles each. These securities were issued at par value and mature on December 5, 2005. Interest payments on the coupons are due semi-annually from the date of issuance. First coupon bears interest of 17.70% per annum; second coupon bears 16.50% per annum; third and fourth coupons bear 15.00% per annum; fifth and sixth coupons bear 12.50% per annum. NTMK guaranteed all of the liabilities of FC EvrazHolding under the bonds. The liabilities under the bonds were accounted for at amortised cost in the accompanying consolidated financial statements.

Unamortised Debt Issue Costs

Unamortised debt issue costs represent agent commission and arrangement costs paid by subsidiaries in relation to the arrangement of long-term loans and issue of notes.

Unutilised Borrowing Facilities

As of December 31, 2004, the Group had unutilised borrowing facilities in the amount of $367,687.

20. Liabilities under the Settlement Agreements

Liabilities under the Settlement Agreements, at carrying amounts, consisted of the following as of December 31:

	2004	2003	2002
Entities under common control	$ —	$ 13,329	$ 30,826
Others	**4,224**	45,667	56,969
	4,224	58,996	87,795
Less current portion:			
Entities under common control	—	(1,680)	(6,360)
Others	—	(17,903)	(23,337)
	—	(19,583)	(29,697)
	$ 4,224	$ 39,413	$ 58,098

In 1997, under the decision of the Arbitration Court of the Kemerovo Region, ZapSib was placed under external management in connection with the bankruptcy proceedings against ZapSib. On November 14, 2001, ZapSib entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On November 29, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings against ZapSib. Under the Settlement Agreement, ZapSib's liabilities to the creditors were rescheduled for repayment during the period from 2002 to 2026.

In 1999, creditors of NTMK initiated bankruptcy proceedings against NTMK and filed a suit with the Sverdlovsk region Arbitration court. On November 26, 1999, the NTMK entered into a restructuring agreement with its creditors, which was approved by the court in December 1999 (the "Settlement Agreement"). Under the Settlement Agreement, NTMK's liabilities to the creditors were rescheduled for repayment during the period from 2001 to 2008.

In 2000, under the decision of the Arbitration Court of the Sverdlovsk Region, KGOK was placed under external management in connection with the bankruptcy proceedings against KGOK. On March 11, 2001, KGOK entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On April 19, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings against KGOK. Under the Settlement Agreement, KGOK's liabilities to the creditors were rescheduled for repayment during the period from 2006 to 2014.

(All amounts are in thousands of US dollars, unless specified otherwise)

20. Liabilities under the Settlement Agreements (continued)

The restructuring of the liabilities under the Settlement Agreements was accounted for as extinguishments of the old financial liabilities and recognition of the new financial liabilities with substantially different terms.

The liabilities under the Settlement Agreements were measured at amortised cost in the accompanying consolidated balance sheets. The cost of liabilities of NTMK and ZapSib as of the dates of restructurings was determined based on the future cash payments discounted at the annual rates of 20% for the liabilities denominated in roubles and 12%, for the liabilities denominated in US dollars and euros. The cost of liabilities of KGOK as of the date of restructuring was determined based on the future cash payments discounted at the annual rate of 13% for the liabilities denominated in roubles.

In 2004, the Boards of Directors of NTMK and ZapSib resolved to repay the liabilities of the companies ahead of schedule. In November and December 2004, the subsidiaries repaid most of the liabilities under the Settlement Agreements. As of December 31, 2004, the unpaid current portion of liabilities under the Settlement Agreements in the amount of $17,844 was included in other accounts payable in the accompanying consolidated balance sheet (Note 27).

Loss arising from the repayment of liabilities under the Settlement Agreements was included in loss extinguishment of debts in the amount of $41,212 in the accompanying consolidated income statement for year ended December 31, 2004.

In March 2005, the Board of Directors of KGOK resolved to repay the all of KGOK's liabilities under the Settlement Agreement ahead of schedule. As of December 31, 2004, the nominal amount of the liabilities was 259,881,288 roubles ($9,358 at the exchange rate as of December 31, 2004).

In April 2005, KGOK repaid 200,004,541 roubles ($7,208 at the exchange rate as of December 31, 2004) of its liabilities under the Settlement Agreement.

21. Restructured Taxes Payable

Restructured taxes payable as of December 31 were as follows:

	2004	2003	2002
Social insurance taxes	**$ 16,655**	$ 21,714	$ 29,274
Road users tax	**14,833**	13,301	12,546
Tax-related fines and penalties	**4,161**	3,029	2,226
Other taxes	**652**	1,402	1,735
	36,301	39,446	45,781
Less current portion (Note 29):			
Social insurance taxes	**(8,685)**	(9,646)	(12,884)
Road users tax	**(4,093)**	(2,744)	(2,290)
Tax-related fines and penalties	**(119)**	(303)	(814)
Other taxes	**(145)**	(753)	(729)
	(13,042)	(13,446)	(16,717)
	$ 23,259	$ 26,000	$ 29,064

In 2001-2003, certain of the Group's subsidiaries agreed with the tax authorities to restructure their liabilities under social insurance taxes, road users' tax, other taxes and related fines and penalties.

(All amounts are in thousands of US dollars, unless specified otherwise)

21. Restructured Taxes Payable (continued)

As of December 31, 2004, the amount of $49,373, which is denominated in roubles, should be paid in quarterly installments through 2011 as follows:

2005	$ 14,323
2006	15,057
2007	5,784
2008	5,921
2009	5,921
2010	1,996
2011	371

The restructured taxes and related fines and penalties are carried at amortised cost which was determined at the dates of respective restructurings based on the present value of future cash outflows using discount rates of 13% in KGOK and 20% in NTMK and ZapSib per annum.

Further, tax fines and penalties in the amount of $101,498 to be forgiven under the restructuring terms, if all the other payments are made on a timely basis, were derecognised as of December 31, 2001, because management believes that it was virtually certain that the Group will comply with the payment terms of the restructuring agreements and make timely payments of its current tax liabilities.

Gains on restructurings were recognised at respective restructuring dates as gains on extinguishment of debts. Such gains were $0, $2,259 and $12,804 in the years ended December 31, 2004, 2003 and 2002, respectively, and included in the accompanying consolidated income statements.

22. Long-Term Loans due to Related Parties

Long-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Entities under common control:			
Ferrotrade & Co.	$ —	$ 91,887	$ —
Marteck International Ltd.	—	11,686	49,555
Melandra Marketing	—	321	—
	—	$ 103,894	49,555
Less: current portion	—	(11,373)	—
	$ —	$ 92,521	$ 49,555

Ferrotrade & Co.

In June 2003, Ferrotrade & Co. granted to the Group a $120,000 loan facility. The loan bore no interest and was repayable on June 1, 2006. The long-term loan due to Ferrotrade & Co. was measured at amortised cost based on a contractual maturity and a discount rate of 3.96% in the accompanying consolidated balance sheet as of December 31, 2003. In 2004, the loan agreement was revised and the facility became payable not later than December 31, 2004, bearing interest at the rate of 4.25% starting from January 1, 2004. In 2004, the Group received additional $11,948 under this loan agreement and in November 2004 repaid the outstanding loan amount along with the interest of $4,091 accrued for the period from January 1, 2004 up to the payment date. Loss of $8,695 arising from the change in terms of the loan agreement was included in loss on extinguishment of debts in the accompanying consolidated income statement for year ended December 31, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

22. Long-Term Loans due to Related Parties (continued)

Marteck International Ltd.

In April 2001, Marteck International Ltd. ("Marteck") granted to the Group a $50,000 loan facility. The loan bore no interest and was repayable on December 31, 2007. In 2004, the Group fully repaid its liabilities to Marteck.

On October 3, 2002, the Group entered into another agreement with Marteck International Ltd. for a loan of €9,100,000 ($11,373 and $9,485 at the exchange rates as of December 31, 2003 and 2002, respectively). The loan was due for repayment on December 31, 2010 and bore interest of 3% per annum. The loan was fully repaid in June 2004.

23. Finance Lease Liabilities

In 2000-2004, the Group entered into lease agreements under which they have an option to acquire the leased assets at the end of lease term ranging from 2 to 10 years. The estimated average remaining useful life of leased assets varies from 5 to 22 years.

The leases were accounted for as finance leases in the consolidated financial statements. The carrying value of the leased assets was as follows as at December 31:

	2004	2003	2002
Machinery and equipment	**$ 4,811**	$ 18,537	$ 13,251
Transport and motor vehicles	**29,369**	—	—
Other assets	**52**	—	—
	$ 34,232	$ 18,537	$ 13,251

The leased assets are included in property, plant and equipment in the accompanying consolidated balance sheets (Note 7).

Future minimum lease payments were as follows at December 31, 2004:

	Principal	Interest	Total
2005	**$ 4,688**	$ 2,828	$ 7,516
2006–2009	**21,319**	5,879	27,198
2010	**4,342**	428	4,770
	30,349	9,135	39,484
Less: current portion	**(4,688)**	(2,828)	(7,516)
	$ 25,661	**$ 6,307**	**$ 31,968**

In the years ended December 31, 2004, 2003, 2002, the average interest rates under the finance lease liabilities were 9.3%, 14.8% and 10.0%.

The finance lease liabilities are denominated in the following currencies at December 31:

	2004	2003	2002
Roubles	**$ 17,098**	$ 5,392	$ 5,026
US dollars	**13,041**	14,293	8,463
Euros	**210**	—	—
	$ 30,349	$ 19,685	$ 13,489

(All amounts are in thousands of US dollars, unless specified otherwise)

24. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognised in the consolidated income statement for the years ended December 31, 2004, 2003 and 2002 and amounts recognised in the consolidated balance sheet as of December 31, 2004, 2003 and 2002 for the post-employment benefits are as follows:

Net benefit expense (recognised in cost of sales)

	2004	2003	2002
Current service cost	$ **4,682**	$ 1,204	$ 1,126
Interest cost on benefit obligation	**2,508**	1,850	1,602
Expected return on plan assets	**(50)**	(25)	—
Net actuarial loss recognised in the year	**—**	(1)	—
Past service cost	**4,840**	6,230	—
Net benefit expense	$ **11,980**	$ 9,258	$ 2,728

Benefit liability

	2004	2003	2002
Benefit obligation	$ **48,680**	$ 30,552	$ 19,922
Plan assets	**(476)**	(408)	—
	48,204	30,144	19,922
Unrecognised net actuarial gains	**(3,101)**	(1,816)	(884)
Benefit liability—non-current	$ **45,103**	$ 28,328	$ 19,038

Movements in benefit liability

	2004	2003	2002
At January 1	$ **30,144**	$ 19,922	$ 22,187
Benefit expense	**11,980**	9,258	2,728
Change in liability due to business combination	**6,865**	655	—
Benefits paid	**(2,317)**	(1,494)	(1,082)
Contributions	**—**	(95)	—
Reduction in liability due transfer of employees to an entity under common control	**(959)**	—	—
Hyperinflation gain	**—**	—	(2,764)
Translation difference	**2,491**	1,898	(1,147)
At December 31	$ **48,204**	$ 30,144	$ 19,922

(All amounts are in thousands of US dollars, unless specified otherwise)

24. Post-Employment Benefits (continued)

The principal assumptions used in determining pension obligations for the Company's plan are shown below:

	2004	2003	2002
Discount rate	**8.0%**	8.0%	8.0%
Future benefits increases	**4.2%**	4.2%	4.2%

25. Provisions

In the years ended December 31, 2004, 2003 and 2002, the movement in provisions was as follows:

	Site restoration costs	Legal claims	Total
Balance at December 31, 2001	$ 242	$ —	$ 242
Additional provisions	—	5,000	5,000
Increase from passage of time	456	—	456
Change in provisions due to business combination	9,504	—	9,504
Translation difference	(57)	—	(57)
Balance at December 31, 2002	$ 10,145	$ 5,000	$ 15,145
Additional provisions	—	—	—
Increase from passage of time	1,987	—	1,987
Change in provisions due to business combination	—	283	283
Utilised in the year	—	(4,300)	(4,300)
Unused amounts reversed	—	(786)	(786)
Translation difference	886	15	901
Balance at December 31, 2003	13,018	212	13,230
Additional provisions	**72**	**1,196**	**1,268**
Increase from passage of time	**115**	**—**	**115**
Change in provisions due to business combination	**2,997**	**—**	**2,997**
Utilised in the year	**—**	**(71)**	**(71)**
Translation difference	**941**	**—**	**941**
Balance at December 31, 2004	**$ 17,143**	**$ 1,337**	**$ 18,480**

Site Restoration Costs

Under the Russian legislation, mining companies have obligations to restore mining sites. As of December 31, 2004, 2003 and 2002, the Group accrued a provision for site restoration costs in the amount of $16,662, $12,688 and $9,880, respectively. The liabilities were measured based on estimates of restoration costs which are expected to be incurred in the future discounted at the annual rates of 19.0% and 18.6%.

In addition to mining sites, the Group has constructive obligations to restore certain parcels of land at steel mills. The related provisions were measured at the present value of expenditures expected to be incurred in the future discounted at the annual rate of 15.54% and amounted to $481, $330 and $265 as of December 31, 2004, 2003 and 2002, respectively.

(All amounts are in thousands of US dollars, unless specified otherwise)

26. Other Long-Term Liabilities

Other long-term liabilities comprised of the following as of December 31:

	2004	2003	2002
Ocstar Holding, Inc.	$ —	$ 35,866	$ —
City Capital, Inc.	—	15,965	49,918
Other liabilities	**1,032**	2,917	2,074
	1,032	54,748	51,992
Less: current portion	**(44)**	(19,908)	(17,901)
	$ 988	$ 34,840	$ 34,091

Other long-term liabilities were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	$ —	$ 3,129	$ 8,604
US dollars	—	40,696	43,388
Euros	—	10,923	—
Yens	**1,032**	—	—
	$ 1,032	$ 54,748	$ 51,992

Amounts payable to City Capital, Inc. ("City Capital") represented the Group's long-term obligations maturing in the period from 2004 to 2026. On July 1, 2003, in accordance with an assignment agreement between City Capital and Ocstar Holding, Inc. ("Ocstar"), the Group's long-term accounts payable to City Capital became payable to Ocstar.

Long-term accounts payable to City Capital and Ocstar were recognised at amortised cost which was determined as of the dates the amounts became payable to City Capital and Ocstar based on the expected amounts to be paid to City Capital and Ocstar, their expected timing and applicable discount rates.

The Group's payments to City Capital and Ocstar in 2003 were $74,043.

In 2004, the Group repaid all its liabilities to City Capital and Ocstar. The difference between the carrying value of the liabilities as of the date of repayment and the nominal amount repaid to City Capital and Ocstar amounting to $79,658 is included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

27. Trade and Other Payables

Trade and other payables were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Trade accounts payable	**$ 104,016**	$ 121,877	$ 55,093
Long-term promissory notes with current maturities	—	7,986	—
Promissory notes payable on demand	**2,173**	4,971	7,738
Accrued payroll	**52,386**	30,843	20,030
Other payables	**36,126**	10,593	26,342
	$ 194,701	$ 176,270	$ 109,203

As of December 31, 2004, other payables included $17,844 of unpaid current portion of liabilities under the Settlement Agreements (Note 20).

(All amounts are in thousands of US dollars, unless specified otherwise)

28. Short-Term Loans due to Related Parties

Short-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Marteck	**$ 25**	$ 27,113	$ 16,958
EvrazInvest	**7,806**	—	—
Ferrotrade & Co.	**—**	7,623	—
Other	**2,569**	377	—
	$ 10,400	$ 35,113	$ 16,958

Short-term loans due to related parties represent borrowings made from entities under common control with the Group. These loans bore interest from 2.0% to 7.7% per annum and had a maturity within 12 months from the date of respective borrowing.

Short-term loans due to Marteck and Ferrotrade & Co. are denominated in US dollars, and the other loans are denominated in roubles.

29. Taxes Payable

Taxes payable were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Income tax	**$ 54,517**	$ 25,150	$ 10,048
Social insurance taxes	**18,416**	14,284	9,803
VAT and related fines and penalties	**74,123**	12,521	6,077
Road users tax	**1,900**	1,721	30,701
Current portion of restructured taxes	**13,042**	13,446	16,717
Property tax	**4,701**	2,562	1,303
Land tax	**38**	4,092	3,771
Personal income tax	**5,396**	3,686	2,097
Other taxes, fines and penalties	**10,863**	10,127	4,693
	$ 182,996	$ 87,589	$ 85,210

30. Commitments and Contingencies

Operating Environment of the Group

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

(All amounts are in thousands of US dollars, unless specified otherwise)

30. Commitments and Contingencies (continued)

Taxation (continued)

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately $25,000.

Contractual Commitments

The Group signed contracts for the purchase of production equipment and construction works for an approximate amount of $385,680.

Social Commitments

The Group is involved in a number of social programmes aimed to support education, health care and social infrastructure development in towns where the Group's assets are located. In 2005, the Group plans to spend $20,000 under these programmes.

Environmental Protection

The Group has a constructive obligation to the government of Kemerovo Region to reduce environmental polutions and contiminations in the future in accordance with environmental protection program. In the period from 2005 to 2015, the Group is obligated to spend approximately $54,000 for replacement of old machinery and equipment which will result in reduction of polution.

Guarantees of Debts of Related Parties

As of December 31, 2004, the Group guaranteed to Alfa-Bank the repayment of liabilities of ZAO UK Yuzhkuzbassugol, an associate of entity under common control, under the credit line agreement between ZAO UK Yuzhkuzbassugol and Alfa-Bank. The borrowing facility of $15,000 bears interest of 11.25% per annum, and matures on May 27, 2005. The Group pledged certain items of property, plant and equipment with a carrying value of $11,299 as collateral under the credit line agreement.

As of December 31, 2004, the Group guarantees to certain banks repayment of credit facilities provided to the Group and Ferrotrade & Co., as joint borrowers Bank, up to but not exceeding $90,000 in total.

As of December 31, 2004, the Group guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest, an entity under common control with the Group, under a loan agreement between OOO EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounting to $9,200 bore interest at a rate of LIBOR plus margin of 2.95% per annum and mature on September 1, 2005.

As of December 31, 2004, the Group guaranteed the repayment of liabilities up to 385,940,959 roubles ($13,908 at the exchange rate as of December 31, 2004) of ZAO Raspadskaya Processing Plant ("RPP"), subsidiary of a joint venture, under the loan agreement between RPP and Raspadskaya Financial and Industrial Company.

Legal Proceedings

The Group has been and continues to be the subject of legal proceedings, none of which has had, individually or in aggregate, a significant effect on the Group's operations or financial position.

(All amounts are in thousands of US dollars, unless specified otherwise)

30. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Group, together with several other corporations and individuals, acts as a defendant in a civil action related to bankruptcy proceedings at KGOK that occurred between 1999 and 2003, prior to the Group's acquistion of KGOK. This law suit was filed in November 2004 and is now pending before the United States District Court for the District of Delaware. The plaintiffs seek damages in excess of $500,000. Management believes that the risks that the ultimate resolution of the suit case will have a significant impact on the financial position of the Group is remote. Therefore, no provision is recognised in the accompanying financial statements in respect of this case.

31. Financial Risks

Foreign Exchange Risk

The Group exports production and attracts substantial amount of long-term borrowings denominated in euros or in US dollars.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest Rate Risk

The Group incurs interest rate risk on loans and borrowings. The Group borrows on both a fixed and variable rate basis. The table below summarises the Group's outstanding interest-bearing debt as of December 31, 2004:

Fixed-rate debt	$ 618,219
Variable-rate debt	714,468
	$ 1,332,687

The table below summarises the Group's outstanding variable-rate debt by the year of repayment as of December 31, 2004:

2005	$ 457,192
2006	100,997
2007	40,285
2008	39,138
2009	40,967
2010	20,577
2011	4,775
2012	4,775
2013	5,762
	$ 714,468

Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, and trade accounts receivable.

(All amounts are in thousands of US dollars, unless specified otherwise)

31. Financial Risks (continued)

Credit Risk (continued)

To manage this credit risk, the Group maintains its available cash, mainly in US dollars, in international banks, Russian affiliates of international banks and Russian major banks. Management periodically reviews the creditworthiness of the banks in which it deposits cash.

The Group constantly monitors the status of accounts receivable collection and the credit worthiness of the customers. In addition, the Group requires prepayments from certain customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term accounts receivable and payable, short-term and long-term loans receivable and payable, and long-term obligations under the Settlement Agreements and promissory notes approximate their fair value.

The fair value of restructured taxes with a carrying amount of $36,301 is equal to $38,168 as of December 31, 2004. The fair value of long-term obligations under restructured taxes as of December 31, 2004 was determined based on the future payments discounted at the annual rate of 13%.

The fair value of the notes issued by EvrazSecurities with a carrying amount of $490,365 is equal to $500,124. The fair value of the bonds issued by FC EvrazHolding with a carrying amount of $36,038 is equal to $37,209. The fair value of the notes and bonds was determined based on market quotations.

32. Non-cash Transactions

Investing and financing transactions that did not require the use of cash or cash equivalents were as follows in the years ended December 31:

	2004	2003	2002
Liabilities for purchases of property, plant and equipment	**$ 15,234**	$ 2,083	$ 6,092
Liabilities for purchases of shares in subsidiaries and other entities	**43,532**	46,206	19,267
Fair value of ordinary shares of ZAO Raspadskaya given in consideration for an acquisition of an interest in a joint venture (Notes 8)	**58,651**	—	—
Liabilities for purchase of interest in a joint venture	**19,200**	—	—
Loans paid by entities under common control to vendors and suppliers in respect of operating activities	**1,333**	47,384	—
Loans paid by banks to suppliers in respect of operating activities	**85,832**	—	—
Loans paid by banks to vendors for property, plant and equipment	**55,149**	15,600	—
Exchange of promissory notes for equity of other enterprises	**—**	27,875	—
Settlement of accounts payable with available-for-sale financial instruments	**—**	16,858	904
Offset of available-for-sale financial instruments and loans receivable against loans payable	**—**	91,822	—
Receipt of promissory notes of entity under common control as capital contribution	**—**	86,000	—
Exchange of debt instruments of other enterprises for debt instruments of subsidiaries	**—**	6,025	—
Repayment of loans receivable by promissory notes	**—**	—	3,890

(All amounts are in thousands of US dollars, unless specified otherwise)

33. Subsequent Events

Business Combinations

In January 2005, the Group, together with shareholders of Zestafoni Ferroalloy Plant ("Zestafoni"), won a tender for the sale of certain assets of JSC Chiaturmanganum, a manganese producer, and JSC Vartsikhe GES, a hydroelectric power plant, both located in Georgia, for $132,000. On May 5, 2005, the Government of Georgia, the Group and shareholders of Zestafoni entered into an agreement under which the assets of JSC Chiaturmanganum and JSC Vartsikhe GES will be acquired by the Group and Zestafoni's shareholders from the Government of Georgia and contributed into their newly established joint venture. In addition, the shareholders of Zestafoni will contribute 70.81% of the shares of Zestafoni into the joint venture. Both the Group and shareholders of Zestafoni have paid advances of $10,000 each. The remaining portion of $112,000 is planned to be paid by the Group in accordance with the established schedule, including $105,000 payable by the end of July 2005, subject to the transfer of assets into the joint venture and ownership rights in the joint venture to the Group, and $7,000 by April 1, 2006.

In accordance with the agreement dated May 5, 2005, asset purchase transactions and formation of the joint venture should be completed in July 2005. After completion of these transactions, the Group's interest in the joint venture will be 63.08%. In addition, pursuant to the terms of the joint venture agreement, Zestafoni's shareholders have a call option to acquire an additional 13.07% ownership interest in the joint venture by contributing $13,737 and an additional 25.5% of the shares of Zestafoni. The call option expires on April 1, 2007.

In March 2005, the Group acquired a 100% stake in OAO Evrazruda, the Group's supplier of iron ore, from an entity under common control with the Group for the consideration of 897,261 thousand roubles ($32,335 at the exchange rate as of the date of the transaction).

In addition to the information disclosed in respect of these acquisitions, IFRS 3, Business Combinations, requires the Group to disclose the amounts to be recognised at the acquisition date for each class of the acquiree's assets, liabilities and contingent liabilities. It is impracticable for the Group to disclose this information because the acquired subsidiaries have not prepared their financial statements in accordance with IFRS and independent appraisers have not completed their valuations.

Increase in Authorised Share Capital

On May 17, 2005, the Group's shareholders resolved to increase authorised share capital to €314,408,652 represented by 157,204,326 shares with par value of €2 each.

Purchase of Minority Interests

On May 11, 2005, the Group resolved to acquire a 4.17% interest in Mastercroft for $124,000. On June 1, 2004, the Group made a prepayment of $124,000 for these shares.

Legal Proceedings

On April 26, 2005, the plaintiffs in the civil action related to bankruptcy proceedings at KGOK (Note 30) filed another suit with Delaware Chancery Court against the same defendants, including the Group, based on the same factual allegations. The plaintiffs seek the return of shares in KGOK. Management believes that the risk that the ultimate resolution of the matter will have a significant impact on the financial position of the Group is remote, and, therefore, no provision is required to be recognised in the accompanying financial statements in respect of this case.

REGISTERED OFFICE OF THE COMPANY

Evraz Group S.A.
1 Allee Scheffer
L-2520 Luxembourg

GLOBAL CO-ORDINATOR

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

Credit Suisse First Boston
(Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Morgan Stanley & Co.
International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Renaissance Securities
(Cyprus) Limited
Capital Center, 9th floor
2-4 Archbishop Makarios
III Avenue
Nicosia 1505
Republic of Cyprus

LEGAL ADVISERS TO THE COMPANY

As to U.S. and English Law

Cleary Gottlieb Steen & Hamilton LLP
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

As to Russian Law

Cleary Gottlieb Steen & Hamilton LLP
(CGS&H Limited Liability Company)
Paveletskaya Square 2/3
Moscow 115054
Russian Federation

As to Luxembourg Law

Bonn Schmitt Steichen
44, rue de la Vallée
L-2661 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to U.S. and English Law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

As to Russian Law

Freshfields Bruckhaus Deringer
Kadashevskaya Naberezhnaya 14/2
Moscow 119017
Russian Federation

INDEPENDENT AUDITORS OF THE COMPANY

Ernst & Young (CIS) Limited
Sadovnicheskaya Naberezhnaya 77/1
Moscow 115035
Russian Federation

TAX ADVISERS TO THE COMPANY

(as to reorganisation and formation of the Company)

PricewaterhouseCoopers
Kosmodamianskaya Naberezhnaya 52/5
Moscow 115054
Russian Federation

CUSTODIAN

BNY Nominees Limited
One Canada Square
London E14 5AL
United Kingdom

DEPOSITARY

The Bank of New York
101 Barclay Street
22 floor West
New York, NY 10286
United States of America


EVRAZ GROUP

NOT FOR DISTRIBUTION IN THE UNITED STATES

These materials are not an offer for sale of the securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Evraz does not intend to register any portion of the offering in the United States or to conduct a public offering of the securities in the United States.

2 June 2005

Evraz Group S.A. prices initial public offering

Evraz Group S.A., a Luxembourg-based holding company for one of the largest vertically integrated steel and mining businesses with operations in Russia, today announces that an offer price of U.S.$14.5 per Global Depositary Receipt (GDR) has been set in respect of its initial public offering on the London Stock Exchange (the Offering).

The Offering comprises 29.1 million GDRs, representing 8.30 per cent of Evraz Group S.A.'s issued share capital. Three GDRs represent one share in the company.

At the offer price, Evraz Group S.A. will have a market capitalisation of approximately U.S.$5.1 billion.

Evraz Group S.A. has also granted an over-allotment or "greenshoe" option to Morgan Stanley, the Global Co-ordinator, over up to an additional 4.365 million GDRs, representing 15 per cent. of the number of GDRs issued in the offering, which is exercisable within 30 days after the closing of the offering. Assuming that it is exercised in full, this over-allotment option will represent up to 1.23 per cent of Evraz Group S.A.'s issued share capital.

Gross proceeds of the Offering will be approximately U.S.$422.0 million, and a further approximately U.S.$63.3 million if the over-allotment option is exercised in full. All of the gross proceeds of the offering (including the over-allotment option) are attributable to Evraz Group S.A.

Conditional dealings in the GDRs on a "when issued" basis commence on the London Stock Exchange today. The GDRs are expected to be admitted to the Official List of the UKLA and unconditional trading on the London Stock Exchange's market for listed securities and in particular on the International Order Book is expected to occur on Wednesday, 8 June 2005. The shares will be listed on the London Stock Exchange under the symbol EVR.

Commenting, Alexander Abramov, Chairman and Chief Executive Officer of Evraz Group S.A. said:

"Evraz is joining the London Stock Exchange, the home market to many world class Metals and Mining groups. This offering is an important strategic step for Evraz and we look forward to the next stage of the Group's development as a public company."

NOT FOR DISTRIBUTION IN THE UNITED STATES

Morgan Stanley acted as Global Coordinator to the Offering, and Credit Suisse First Boston, Morgan Stanley and Renaissance Capital acted as Joint Lead Managers and Joint Bookrunners in connection with the Offering.

-ends-

For Further Information:

Evraz Group S.A.
Investor and Public Relations
Alexander Karlashov
Irina Osadchaya
Tel: +7 095 933 5876

Merlin
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova
Tel: +44 207 653 6620

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Now operating under a newly-established Luxembourg holding company, Evraz Group S.A., Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest steel producer in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore in 2004. Evraz Ruda, which was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore in 2004, most of which was used by Evraz. Most of Evraz's iron ore production is used in its steel making operations.

On the basis of Evraz's IFRS accounts, revenues for the year ended 31 December 2004 were U.S.$5,924.6 million, compared to U.S.$2,132.6 million for the year ended 31 December 2003. Adjusted EBITDA* was U.S.$2,003.9 million in the year ended 31 December 2004, compared to U.S.$477.5 million for the year ended 31 December 2003.

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors; to expand its presence in export markets for semi-finished products; and to expand its operations in the production and sale of iron ore and coking coal. The key elements of this strategy are to enhance its margin profile, achieve superior growth and to expand its mining platform.

NOT FOR DISTRIBUTION IN THE UNITED STATES

Evraz intends to use the net proceeds of the offering to pursue the acquisition and development of additional mining assets in Russia and the CIS and downstream steel operations outside Russia; to consolidate its ownership interests in existing assets; and to modernise and improve operations of its existing production facilities.

* Adjusted EBITDA represents profit from operations plus depreciation and amortization, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Morgan Stanley, Credit Suisse First Boston and Renaissance Capital (the joint lead managers) are acting for Evraz Group S.A. in connection with the offering and no one else and will not be responsible to anyone other than Evraz Group S.A. for providing the protections offered to clients of the Joint Lead Managers or for providing advice in relation to the offering.

This communication is only directed at persons who (i) are outside the United Kingdom, (ii) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order, or to whom it may be otherwise lawfully communicated (all such persons together being referred as "relevant persons"). The securities will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

The information contained in this announcement is restricted and not for publication, distribution or release in the Russian Federation.

Stabilisation/FSA

Exhibit B13

Regulatory Announcement

Go to market news section

Company	Morgan Stanley Securities Limited
TIDM	
Headline	Stabilisation Notice
Released	10:30 02-Jun-05
Number	0512N


RECEIVED
2006 JAN 18 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05

The London Stock Exchange
10 Paternoster Square
London EC4M 7LS

Dear Sirs

Evraz Group S.A – Offering of 29,100,000 Global Depositary Receipts (GDRs) plus over-allotment option of up to 4,365,000 additional GDRs

Stabilisation Notice

Pursuant to Core Dealing Rules 3060.2 and 3061.5, Morgan Stanley Securities Limited hereby notifies the London Stock Exchange that it may stabilise the offering of GDRs representing shares in Evraz Group S.A as agent for the stabilising manager Morgan Stanley & Co. International Limited

- Security to be stabilised: GDRs each representing 0.33 shares in Evraz Group S.A.
- Security Identifier: US30050A2024
- Stabilising Manager: Morgan Stanley & Co. International Limited (Contact - Michael Schaftel 020-7425-9523)
- Stabilisation period commences: 2 June 2005 at 11.00am London time
- Stabilisation period ends: Close of business on 7 July 2005
- Offer price: US$14.5 per GDR was determined and announced at approximately 9.00am London time on 2 June 2005
- Associated securities being stabilised: None

Yours faithfully

MORGAN STANLEY SECURITIES LIMITED

END

Close

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Listing Particulars
Released	15:52 06-Jun-05
Number	1985N

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 2nd June 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: An application for admission to the Official List of up to 355,077,\! ("GDRs") of which an application to trading of up to 29,100,000 G offering and up to an additional 4,365,000 GDR's may be made sh be exercised.

ISSUER: Evraz Group S.A.

INCORPORATED IN: Luxembourg

Particulars relating to the programme may be obtained during usual business hours for fourteen days notice from:

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Listing Particulars
Released	16:54 06-Jun-05
Number	2089N

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3rd June 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: An application for admission to the Official List of up to 355,077,9 (GDRs) of which an application to trading of up to 29,100,000 GD offering and up to an additional 4,365,000 GDRs may be made shc be exercised.

ISSUER: Evraz Group S.A.

INCORPORATED IN: Luxembourg

Particulars relating to the programme may be obtained during usual business hours from the date of throughout the life of the Programme from:

Credit Suisse First Boston
One Cabot Square
London
E14 4QJ
United Kingdom

Morgan Stanley & Co.
International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Renaissan
Capital Ce
9th Floor
2-4 Archb
Nicosia 1
Republic c

In addition a copy of the Listing Particulars is available for inspection at the Document Viewing Fac Authority, 25 The North Colonnade, London E14 5HS.

END

Close

xhibit B15

Regulatory Announcemen

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Listing Particulars
Released	16:54 06-Jun-05
Number	2089N

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3rd June 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: An application for admission to the Official List of up to 355,077,ç (GDRs) of which an application to trading of up to 29,100,000 GD offering and up to an additional 4,365,000 GDRs may be made shc be exercised.

ISSUER: Evraz Group S.A.

INCORPORATED IN: Luxembourg

Particulars relating to the programme may be obtained during usual business hours from the date of throughout the life of the Programme from:

Credit Suisse First Boston
One Cabot Square
London
E14 4QJ
United Kingdom

Morgan Stanley & Co.
International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Renaissan
Capital Ce
9th Floor
2-4 Archb
Nicosia 1
Republic c

In addition a copy of the Listing Particulars is available for inspection at the Document Viewing Fac Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Exhibit B16

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Production Results
Released	13:20 10-Jun-05
Number	4307N

RNS Number:4307N
Evraz Group S.A.
10 June 2005

Friday 10 June 2005

EVRAZ GROUP S.A. MAY 2005 OPERATIONS RESULTS

Strong output increases recorded in key products

Evraz Group S.A., one of the leading steel production and mining businesses with operations mainly in Russian, today announced operational results for the month of May and 2005 year-to-date.

Production results on May, 2005:

- Hot metal: 1,037.3 thousand tons vs. 976.2 thousand tons in May 2004, a 6.3% increase;
- Steel: 1,216.5 thousand tons vs. 1,160.6 thousand tons in May 2004, a 4.8% increase;
- Rolled steel: 1,064.8 thousand tons vs. 1,012.6 thousand tons in May 2004, a 5.2% increase.

Production results for 5-months to end of May 2005:

- Hot metal: 5,012.7 thousand tons vs. 4,705.5 thousand tons in 5 months of 2004, a 6.5% increase;
- Steel: 5,877.3 thousand tons vs. 5,598.1 thousand tons in 5 months of 2004, a 5% increase;
- Rolled steel: 5,258.1 thousand tons vs. 4,981.6 thousand tons in 5 months of 2004, a 5.6% increase.

For Further Information:

Evraz Group S.A. Investor and Public Relations Tel: +7 095 933 5876
Alexander Karlashov
Irina Osadchaya

Merlin Tel: +44 207 653 6620
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses

million tonnes of crude steel.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit B17



EvrazHolding LLC
Bld. 4/5 15 [illegible] Street, Moscow, [illegible], Russia
Phone: [illegible] Fax: [illegible]
E-mail: [illegible], [illegible]

PRESS RELEASE

| 17.06.2005 | Moscow

Evraz Group Amends Covenant Terms on Bonds

Moscow, June 17, 2005 – Evraz Group S.A., one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia, today announces that on 31 May 2005 at a meeting of Noteholders (the "Noteholders") of U.S.$175,000,000 8.875 per cent. Guaranteed Notes (the "Notes") due 2006 issued by EvrazSecurities S.A. terms were agreed over the unification of covenant terms for its bonds.

Noteholders voted in favour of the Extraordinary Resolution approving certain amendments to the financial and other covenants and events of default of the Notes so that they are identical with the financial and other covenants and events of default on the U.S.$300,000,000 10.875 per cent. Guaranteed Notes due 2009 issued by EvrazSecurities S.A.

Accordingly, the modifications referred to in the Extraordinary Resolution have been implemented from 1 June 2005.

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest steel producer in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and produced approximately 7.8 million tonnes of iron ore in 2004. Evraz Ruda, which was acquired by Evraz in March 2005, produced an additional 5.4 million tonnes of iron ore in 2004, most of which was used by Evraz. Most of Evraz's iron ore production is used in its steel making operations.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evraz Ruda and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine.
Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

On the basis of Evraz's IFRS accounts, revenues for the year ended 31 December 2004 were U.S.$5,924.6 million, compared to U.S.$2,132.6 million for the year ended 31 December

2003. Adjusted EBITDA[*] was U.S.$2,003.9 million in the year ended 31 December 2004, compared to U.S.$477.5 million for the year ended 31 December 2003.

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors; to expand its presence in export markets for semi-finished products; and to expand its operations in the production and sale of iron ore and coking coal. The key elements of this strategy are to enhance its margin profile, achieve superior growth and to expand its mining platform.

---

[*] Adjusted EBITDA represents profit from operations (before interest and taxes) plus depreciation and amortization, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Withdrawal from Chiatura
Released	11:11 20-Jun-05
Number	7699N

RNS Number:7699N
Evraz Group S.A.
20 June 2005

20 June 2005
Moscow

EVRAZ GROUP S.A. announces withdrawal from Chiatura privatisation

Evraz Group S.A., one of the leading steel production and mining businesses with operations mainly in Russia, announces it has withdrawn from the acquisition of the Chiatura Manganese and the Vartsikhe Hydro Power Plant Cascade.

Following detailed due diligence, Evraz concluded it would be unable to generate returns in line with its hurdle rate for acquisitions.

The government of the Republic of Georgia has accepted Evraz's decision and at all times acted in good faith during the negotiations and fulfilled its obligations relating to the conditions for the realization of the project.

Evraz remains focused on acquiring assets that provide the group with industrial logic, synergies with existing operations and attractive returns for shareholders.

For Further Information:
Evraz Group S.A.
Investor and Public Relations
Alexander Karlashov
Irina Osadchaya
Tel: +7 095 933 5876

Merlin
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova
Tel: +44 207 653 6620

Notes to Editors

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK),

complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

END

Close

Exhibit B19



| 13.07.2005 | Moscow

Evraz Group S.A. to acquire Vitkovice Steel in Czech Republic

- **Selected by the Government of Czech Republic in privatisation tender auction**
- **Acquisition in line with strategy to develop Group's presence in the established European markets**

Moscow, July 13, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces it has been selected by the Government of Czech Republic to acquire Vitkovice Steel, the largest platemaker in the Czech Republic, for CZK7.05 billion (approximately €233 million).

Evraz Group will acquire 98.96% of the shares in Vitkovice in the privatization and take control of the business within the next three months, subject to approval from competition authorities. Evraz Group will then begin implementing a new business plan for Vitkovice focused on improving its efficiency and international competitiveness.

The acquisition will be financed from a combination of debt and existing facilities, including the capital raised from the Group's initial public offering on the London Stock Exchange in June 2005.

The acquisition is in line with Evraz Group's stated strategy to develop its presence in the established European markets.

Commenting, Alexander Abramov, Evraz Group Chairman and Chief Executive Officer, said:

"We are very pleased with the Czech Republic Government's decision to award the Vitkovice privatization to Evraz. We believe our bid was the strongest in meeting all the requirements of the Government. This acquisition will allow the company access to growing Central and Eastern European (CEE) steel market. The Czech Republic, in particular, is enjoying strong economic growth following its recent entrance to the European Union. We look forward to welcoming Vitkovice into the Evraz Group and to developing it into a world-class business."

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Alexander Karlashov
Tel: +7 095 234 4629
IR@eam.ru

Merlin
Lachlan Johnston
Maria Suleymanova
Peter Otero
Tel: +44 207 653 6620

Crest Communications
Sarka Marikova
Tel.: +42 222 927 110
sarka.marikova@crestcom.cz

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Vitkovice Steel

Vitkovice Steel is the largest platemaker in the Czech Republic located in the City of Ostrava in the Moravia region of the country. Vitkovice Steel produced 870,000 tonnes of steel products in 2004, mostly high-quality steel plate. It recorded sales of €423 million and earnings before interest, tax, depreciation and amortisation of approximately € 57 million in 2004. Vitkovice Steel employs above 1500 people.

Exhibit B20



| 25.07.2005 | Moscow

Evraz Group S.A. welcomes Fitch Ratings' upgrade of Mastercroft Ltd to 'BB-'

Moscow, July 25, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, welcomes Fitch Ratings' upgrade of Mastercroft Ltd.'s senior unsecured rating and the guaranteed bonds of EvrazSecurities S.A. to 'BB-' Outlook 'Stable' from 'B' Outlook 'Positive'.

In its press release Fitch Ratings points that the upgrade reflects Mastercroft's significant business transformation following the consolidation of mining assets in 2004 and material financial improvements. The upgrade also factors in Mastercroft's improved transparency following the public listing of Evraz Group S.A.

Commenting on rating action, Pavel Tatyanin, Evraz Group Chief Financial Officer said:

"We are very pleased with the rating upgrade. We believe it reflects the achieved growth of our steel and mining platforms and enhanced financial strength of the business, as well as our ongoing efforts to increase transparency and accountability of our business."

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Alexander Karlashov
Tel: +7 095 234 4629
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evrazruda (acquired in March 2005), the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtained over 70% of its iron ore requirements from Evraz Ruda, KGOK and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Mastercroft Limited is a Cypriot holding company which was Evraz's holding company prior to the formation of Evraz Group S.A. and through which Evraz Group S.A. now holds its subsidiaries.

EvrazSecurities S.A. is a Luxembourg-based Evraz Group's special purpose vehicle for the issuance of eurobonds. EvrazSecurities S.A. was incorporated in 2003. EvrazSecurities S.A.'s US$475 million outstanding debt comprises of US$175 million of 2006 8.785% guarantees notes and US$300 million of 2009 10.875% guaranteed notes.

Exhibit B21



| 27.07.2005 | Moscow

Evraz Group continues steamlining its management structure

Moscow, July 27, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces the implementation of a new internal management structure for OOO EvrazHolding:

- The management of OOO EvrazHolding will be divided into two principle divisions, Corporate and Operations, which will both report to Alexander Abramov, the Chairman and Chief Executive Officer of the Group.
- The Corporate division will be led by Alexander Frolov, Managing Director Corporate. It will include the functions of strategy and business development, finance, corporate affairs and communications, business process, human resource, legal and IT.
- The Operations division will be led by Valery Khoroshkovsky, Managing Director Operations. It will be responsible for the management of Evraz's steelmaking, mining & processing, trading, shipping/ports and technical operations.

The new structure has been designed to improve the efficiency of the management team and streamline decision making.

Commenting Alexander Abramov, Chairman and Chief Executive Officer said:

"The new structure will improve the management process and allow senior management to increase focus on areas of importance. I would like to congratulate all new appointees, particularly Alexander Frolov and Valery Khoroshovsky, who have been involved in building the company to its current stage, and will be heavily involved in shaping its future."

###

For further information:

Evraz Group

Corporate Affairs and Communications

Irina Kibina

Alexander Karlashov

Tel: +7 095 234 4629

IR@evraz.com

Merlin

Michael Rummel

Lachlan Johnston

Peter Otero

Maria Suleymanova

Tel: +44 207 653 6620

msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

OOO EvrazHolding is a management company registered in Russia that exercises the managing powers of a sole executive body of Evraz Group S.A.'s Russian subsidiaries and undertakes operational management of these assets.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evraz Ruda (acquired in March 2005), the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtained over 70% of its iron ore requirements from Evraz Ruda, KGOK and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Evraz Group S.A. has recently strengthened its Board of Directors with the appointment of three Non-Executive Directors. Audit and remuneration committees were established and are led by Non-Executive Directors Terry Robinson and Lord Peter Daresbury, respectively.



| 28.07.2005 | Moscow

Standard & Poor's initiates coverage of Evraz with 'B+' corporate rating

Moscow, July 28, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, welcomes Standard & Poor's assigning a 'B+' long-term corporate credit rating with a 'Positive' outlook to Evraz Group S.A. and its core subsidiary Mastercroft Ltd. A 'B+' debt rating is also assigned to the notes issued by EvrazSecurities S.A.

In its press release Standard & Poor's cites '*...extensive upstream integration into iron ore and coking coal, which helps to control costs through the cycle, a strong market position in long steel in Russia, and diversified end markets'. 'Standard & Poor's expects that the group will capitalize on its core advantage, upstream vertical integration, and demonstrate a track record of sustainable actual profitability [...] and cash flow generation'.*

Commenting on the rating, Pavel Tatyanin, Evraz Group Chief Financial Officer said:

"We are very encouraged by the fact that Standard & Poor's has initiated coverage of Evraz with such a positive outlook. We believe that this is a clear recognition of the Group's market position, the competitive advantage achieved through our vertically integrated business model and the management's clear and focused strategy for future growth."

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 933 5876
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Peter Otero
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evrazruda (acquired in March 2005), the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtained over 70% of its iron ore requirements from Evraz Ruda, KGOK and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Mastercroft Limited is a Cypriot holding company which was Evraz's holding company prior to the formation of Evraz Group S.A. and through which Evraz Group S.A. now holds its subsidiaries.

EvrazSecurities S.A. is a Luxembourg-based Evraz Group's special purpose vehicle for the issuance of eurobonds. EvrazSecurities S.A. was incorporated in 2003. EvrazSecurities S.A.'s US$475 million outstanding debt comprises of US$175 million of 2006 8.785% guarantees notes and US$300 million of 2009 10.875% guaranteed notes.

Exhibit B23



| 03.08.2005 | Moscow

2005 interim RAS financial results for Evraz Group's major operating subsidiaries

Moscow, August 3, 2005. – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, wishes to disclose today that its major Russian operating subsidiaries[1] have filed financial results for the six months to June 30, 2005, with the Federal Financial Markets Service (FFMS). The results are prepared in accordance with Russian accounting standards (RAS)[2].

Highlights

- **Key mining enterprises quadruple profits.**

Growth in mining operations benefited from raw material prices with strong top-line and bottom-line growth at KGOK and VGOK.

- **Strong profit growth at NTMK.**

Increased sales volumes, including strong revenue growth from sale of vanadium slag - a by-product from processing of high vanadium content iron ore – drove strong revenue (+61% year-on-year) and profit (+64% year-on-year) increases at NTMK.

- **Weaker performance at Zapsib and NKMK due to softening of the steel prices and higher raw material prices.**

Zapsib encountered a seasonal decline in sales of construction steel during the first quarter of 2005 as well as a decrease in export of billets (semi-finished product) during the second quarter. It also experienced rising raw material prices leading to reduced profitability.

NKMK achieved a substantial increase in revenues during the first half, but rising raw materials prices led to a slight decline in profits.

Evraz Group S.A. will publish consolidated IFRS financial results for the six months to June 30, 2005 in October 2005.

Disclaimer

RAS accounting results announcements for the subsidiaries are a Russian regulatory requirement. Evraz Group results only offer a true, consolidated picture of the GDR owners' investment. RAS accounting statements differ materially from IFRS and should not be inferred into or any attempt be made to infer the performance of the consolidated Group from them.

---

[1] The subsidiary companies include: OAO Nizhny Tagil Iron and Steel Plant (NTMK); OAO West Siberian Iron and Steel Plant (ZapSib); OAO Novokuznetsk Iron and Steel Plant (NKMK); OAO Kachkanarsky Mining and Metallurgical Complex (KGOK); OAO Vysokogorsky Mining and Metallurgical Complex (VGOK); OAO Evraz Ruda (Evraz Ruda).

[2] Please read carefully the Disclaimer.

First half 2005 financial results for subsidiaries, RAS (million rubles)

OAO Nizhny Tagil Iron and Steel Plant (NTMK)

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	40 104	24 842	61,4%
Gross profit	13 038	9 294	40,3%
Operating profit	11 503	8 021	43,4%
Net profit	9 125	5 553	64,3%

OAO West Siberian Iron and Steel Plant (ZapSib)

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	29 940	25 056	19,5%
Gross profit	6 146	10 200	-39,7%
Operating profit	4 516	8 784	-48,6%
Net profit	2 768	6 441	-57,0%

OAO Novokuznetsk Iron and Steel Plant (NKMK)

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	22 978	15 171	51,5%
Gross profit	4 030	3 980	1,3%
Operating profit	3 161	3 262	-3,1%
Net profit	2 004	2 338	-14,3%

OAO Kachkanarsky Mining and Metallurgical Complex (KGOK)

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	9 180	5 693	61,2%
Gross profit	6 317	1 829	245,4%
Operating profit	6 041	1 543	291,4%
Net profit	4 489	1 103	306,9%

OAO Vysokogorsky Mining and Metallurgical Complex (VGOK)

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	3 038	1 382	119,8%
Gross profit	1 224	405	202,0%
Operating profit	1 049	281	273,8%
Net profit	724	176	311,8%

First half 2005 financial results for subsidiaries, RAS (million rubles) (continued)

OAO Evraz Ruda

	6 months 2005	6 months 2004	Year-on-Year change, %
Revenue	4 525	4 331	4,5%
Gross profit	577	364	58,3%
Operating profit	95	237	-60,0%
Profit (loss) from operations	(135)	163	n/a

# # #

For further information:

Evraz Group

Corporate Affairs and Communications

Irina Kibina

Tel: +7 095 933 5876

IR@evraz.com

Merlin

Michael Rummel

Lachlan Johnston

Peter Otero

Maria Suleymanova

Tel: +44 207 653 6620

msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evrazruda (acquired in March 2005), the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtained over 70% of its iron ore requirements from Evraz Ruda, KGOK and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Evraz Group S.A.'s Board of Directors has recently approved the External Communications policy, which can be accessed at the Group's web-site at http://www.evraz.com/en/to_investors/disclosure/.

***

West Siberian Iron and Steel Plant (ZapSib) is one of the biggest integrated steel plants in Russia. The plant specializes in long products for the construction and machine-building industries.

***

Nizhny Tagil Iron and Steel Plant (NTMK) is one of the leading Russian integrated steel plants and the largest processor of high vanadium content ore in the world. NTMK specializes in products for the transport, manufacturing, construction, mining and building materials industries.

***

Novokuznetsk Iron and Steel Plant (NKMK) is one of the largets Russian steel plants and is the leading producer of rails in Russia and one of the largest producers of rails in the world.

***

Evraz Ruda is a mining company which comprises a number of ore mining and ore enrichment enterprises. These include: the Tashtagol, Kazsk, Sheregesh and Guriev mines, the Abagur Sinter and Enrichment plant, and the Mundybash Enrichment plant in the Kemerovo region; Abakan ore plant and Teisky mine in the Republic of Khakassia, and Irba ore plant in the South of Krasnoyarsk Territory. ZapSib and NKMK are the major recipients of Evraz Ruda's output.

***

Vysokogorsky Mining and Metallurgical Complex (VGOK) is one of the largest mining enterprises in the Urals. The plant mines iron ore and produces iron ore concentrate, sinter, limestone, natural stone and other products. NTMK is the major recipient of VGOK's output.

***

Kachkanarsky Mining and Metallurgical Complex (KGOK) is among five largest ore mining enterprises in Russia. KGOK produces vanadium-rich iron ore suitable for high-tensile steel products, such as those used in construction. NTMK, Zapzib and NKMK are the major recipients of KGOK's output.

Exhibit B24



| 12.08.2005 | Moscow

Evraz Group S.A. acquires Palini & Bertoli of Italy

Moscow, August 12, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces it acquired 75% plus 1 share of Palini e Bertoli SpA. ("Palini & Bertoli", "Palini").

The acquisition will allow Evraz Group S.A. to build on Palini's strengths as a producer of customized, high-quality plate products to penetrate new geographic markets, secure captive customer base for its slabs outside Russia and further improve the margin from the sale outside Russia of higher value-added steel products.

The remaining 25% less 1 share would be held by certain of Palini's former owners (Annia S.r.l.), including members of its senior management, and would be subject to a call option, pre-emptive rights and lock-up arrangements in favor of Evraz as well as a put option in favor of the current shareholders.

The acquisition was financed by a combination of debt and equity. MPS Venture SGR, a private equity arm of Monte dei Paschi Group, was one of the selling shareholders in the transaction. Morgan Stanley & Co. Limited acted as financial advisor and Pavia e Ansaldo acted as a legal advisor to Evraz on this transaction. Debt finance was provided by ABN AMRO N.V. Annia S.r.L. was supported by Studio Legale Montanari e Associati.

Commenting on the acquisition, Alexander Abramov, Evraz Group Chairman and Chief Executive Officer, said:

"The acquisition of Palini & Bertoli is in line with our strategy of capturing additional margin through focused acquisitions of high-quality re-rolling facilities worldwide. This transaction, along with a recent winning bid for Vitkovice Steel, establishes us as a player in the high value-added European steel plate market. We are pleased that Palini's management team, headed by its CEO Giampiero Gori, will be joining Evraz Group and believe they will be an integral part of our effort in creating value for our shareholders."

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 234 4629
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
ljohnston@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year, after raising $422 million from new investors.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Palini&Bertoli

Palini & Bertoli is a rolling mill in Northern Italy that produces steel plate for the construction, shipbuilding and automotive industries. Palini's total output in 2004 was 356,000 tonnes of rolled products and it generated revenue of €183 million and earnings before interest, tax and depreciation and amortization of approximately €31 million under Italian GAAP.

Exhibit B25



| 25.08.2005 | Moscow

Statement regarding Nikopol Ferroalloy Plant

Moscow, August 25, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, would like to re-confirm its previously disclosed position and clarify the issue regarding Nikopol Ferroalloy Plant (NFP):

Any action including investigation of an opportunity to acquire a stake in NFP in the Ukraine is being made by a group of investors that includes Mr. Abramov, Evraz Group S.A.'s Chairman and CEO, in their personal capacities only, and not by Evraz Group S.A.

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 234 4629
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Tel: +44 207 653 6620
ljohnston@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year, after raising $422 million from new investors.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evraz Ruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.
Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Exhibit B26

Regulatory Announcement



Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of Results
Released	17:32 14-Sep-05
Number	2874R

RNS Number:2874R
Evraz Group S.A.
14 September 2005

14th September 2005

NOTICE OF INTERIM RESULTS

Evraz Group S.A. will be announcing its Interim Results for the half year ended 30 June 2005 on Thursday, 13th October 2005.

A conference call to discuss the Interim Results will be hosted by Alexander Frolov, Managing Director Corporate, Evraz Group S.A. and Pavel Tatyanin, Chief Financial Officer, Evraz Group S.A. on Thursday, 13th October 2005 at:

5 pm (Moscow Time)
2 pm (London Time)
9 am (New York Time)

Details to access the conference call are as follows:
The Dial-in number in the UK will be: 0845 245 3471 and outside the UK it will be +44 (0) 1452 542 300.

For further information, please contact:

Irina Kibina	Evraz Group S.A. +7 095 933 5876
Michael Rummel / Maria Suleymanova	Merlin +44 (0) 20 7653 6620

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Conversion of shares
Released	12:11 20-Sep-05
Number	4993R

RNS Number:4993R
Evraz Group S.A.
20 September 2005

ZapSib announces conversion of preferred shares

Moscow, September 20, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that at yesterday's Extraordinary General Meeting ("EGM") of OAO West Siberian Iron and Steel Plant ("ZapSib" or "Company"), its shareholders adopted resolutions to changes in the Company's Statutes relating to the rights of type A preferred shares with a par value of 10 rubles ("preferred shares").

The following changes relate to all 604 826 type A preferred shares currently in issue:

- Type A prefered shares will be converted into convertible preferred shares with a par value of 10 rubles ("convertible preferred shares"). Each type A preferred share will be converted into one convertible preferred share. Holders of type A preferred shares, who did not vote or voted against the adopted resolution to changes in ZapSib's Statutes relating to the rights of shareholders, can request ZapSib to buy out all or part of their holding of type A preferred shares at the prevailing market price during a period of 45 days from the date of adoption of the resolution to changes in the Company's Statutes.

- Newly issued convertible preferred shares will be converted into ordinary shares of ZapSib on the seventh working day from the date of registration of the newly issued convertible preferred shares, with the Federal Financial Markets Service. Each convertible preferred share will be converted into one ordinary share.

# # #

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 234 4629
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year, after raising $422 million from new investors.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

OAO West Siberian Iron and Steel Plant (ZapSib)

West Siberian Iron and Steel Plant (ZapSib) is one of the largest integrated steel plants in Russia. The plant specializes in long products for the construction and machine-building industries.

END

Close



| 21.09.2005 | Moscow

Evraz Signs Joint Venture Agreement with Mitsui

Moscow, September 21, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces it has signed today a joint venture agreement with Mitsui & Co., Ltd ("Mitsui"), one of the world's largest mineral resources companies, in respect of Denisovskoye coal field, Yakutia, East Siberia.

Under the terms of the joint venture agreement, and upon completion of the transaction, Evraz will retain an ownership interest of 70% in the project while Mitsui will become a co-investor with 30%. Completion of the transaction is subject to certain terms in the joint venture agreement and is anticipated to close by the end of 2005.

The Denisovskoye coal field is now under development and it is expected that production and shipments of coking coal will begin in the second half of 2006. According to estimates extractable reserves are 70-85 million tons of high grade hard coking coal. The project is expected to reach its full production during 2008 and annual production volume is anticipated to be in the region of 2.4 million tons of coking coal.. The joint venture project plans to export all of the the coking coal produced to steel mills in Asia, especially Japan, taking advantage of favourable transport infrastructure.

Commenting on behalf of Mitsui, a spokesperson said:

"After an extensive search for a partner in Russia, we are pleased to be able to announce our joint venture with Evraz. Coal is one of Mitsui's core businesses and we continue to seek opportunities to invest in the development of coal fields worldwide and Russia is a priority for us.We look forward to mutual development of this project with Evraz, Russia's leading steel and mining business."

Commenting, Alexander Abramov, Chairman and Chief Executive of Evraz Group said:

"We look forward to applying our strong track record of successful mine development to this joint venture with Mitsui who will provide significant input based on their expertise and knowledge of the global coal market. The high quality of coking coal in the Denisovskoye field gives us a significant competitive advantage for exports to the fast growing Asian and Japanses markets. This partnership fits well with one of Evraz's strategic aims, to build a stand alone mining business."

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 234 4629
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.
Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Mitsui & Co. Ltd.

Mitsui taps an expanding global network to aceess strategic information and harness business engineering capabilities.

Its main businesses include sales, manufacture, export / import, international trade and services in the following fields:
metal products and minerals, machinery, electronics and information, chemicals, energy, consumer products and services --- retail, foods, textiles & fashion, general merchandise and various services, and financial markets and logistics & transportation.

Mitsui is also diversifying sercices, exploring for and developing natural resources, making commercial investments, developing technologies in new businesses and much more.

Exhibit B29



| 27.09.2005 | Moscow

NTMK to pay interim dividend

Moscow, September 27, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that yesterday, at Extraordinary General Meeting of OAO Nizhny Tagil Iron and Steel Plant ("NTMK"), its shareholders adopted a resolution to pay an interim dividend.

According to the resolution, NTMK will pay an interim dividend of 2.29 rubles per share based on its results for the first half of 2005. The total amount of the dividend payment will be 2 999 906 792 rubles, representing approximately 33% of NTMK's net profit for the first half of 2005.

Dividends are payable within 60 days (and no later than November 24, 2005) to shareholders of record on August 11, 2005.

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 933 58 76
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
ljohnston@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, 2005, after raising $422 million from new investors.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

OAO Nizhny Tagil Iron and Steel Plant ("NTMK")

Nizhny Tagil Iron and Steel Plant (NTMK) is one of the leading Russian integrated steel plants and the largest processor of high vanadium content ore in the world. NTMK specializes in products for the transport, manufacturing, construction, mining and building materials industries.

Exhibit B3(




RECEIVED
2005 JAN 18 P 1:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| 07.10.2005 | Moscow

Evraz Group reports third quarter operational results

Moscow, October 7, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today reported its third quarter operational results.

Product	3Q 2005, thousand tonnes	9 months 2005, thousand tonnes	9m 2005/ 9m 2004 change, %
Steel division			
Pig iron	2,546	8,498	-0.7%
Steel	3,205	10,213	-0.1%
Rolled products	2,913	9,219	+0.6%
Mining division[1] (Saleable products)			
Iron ore			
Concentrate	820	2,111	+17.0%
Sinter	2,100	6,733	+20.7%
Pellets	1,013	3,770	+101.8%
Coal			
Coking coal	191	347	n/a
Steam coal	14	38	n/a
Equity investment			
Coking coal (Raspadskaya)	1,345	4,659	n/a

[1] All information on production volumes of the enterprises presented in the press release concerns only the period of their operation within Evraz Group. Operational results of Evraz Ruda are consolidated for the full 9 months periods of the years 2005 and 2004. Operational results of Kachkanarsky GOK are consolidated since June 2004. Mine 12 operational results are consolidated into the Group since April 2005.

###

For further information:

Evraz Group
Corporate Affairs and Communications
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's mining businesses comprise the Kachkanarsky (KGOK), Evraz Ruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes, NeryungriUgol Coal Company, Mine 12 and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.


RECEIVED
2006 JAN 18 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Interim Results
Released	07:00 13-Oct-05
Number	6065S

RNS Number:6065S
Evraz Group S.A.
13 October 2005

INTERIM RESULTS FOR 6 MONTHS ENDED JUNE 30 2005

Evraz announces record earnings and cash flows

Moscow, October 13, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces its interim results for the 6 months ended June 30, 2005 with strong growth in revenues, EBITDA and net profit.

Financial highlights:

- Consolidated revenues increased by 27.2% to US$3.63 billion in 1H 2005 from US$2.86 billion
- Consolidated EBITDA increased by 15.5% to US$1.1 billion in 1H 2005 from US$968 million 1H 2004
- Net profit grew by 10.3% to US$729 million in 1H 2005 from US$661 million in 1H 2004
- Record cash flow from operations of US$727 million in 1H 2005, a 288.6% increase over US$187 million in 1H 2004
- Earnings per share of US$5.65.

Corporate highlights:

- Raised US$422 million through initial public offering (IPO) on London Stock Exchange (LSE) in June 2005
- Mine 12 and EvrazRuda purchased in March 2005

Commenting on the results, Alexander Abramov, Evraz's Chairman and Chief Executive, said:
"The results reflect our superior drive for performance to strengthen our long-term competitive position across all of Evraz's business. Excellent operational performance across all the business segments resulted in record earnings and cash flows. These results are a reflection of the realisation of our stated strategy, with continued focus on domestic growth in steel and further integration into mining. Our targeted capex initiatives have added to our cost efficiency and are expected to yield significant results next year. We remain focused on delivering to all shareholders on the commitments we made at the time of our IPO. "

Consolidated Results

	1H 2005 (unaudited)	1H 2004 (unaudited)	Change, %
Revenues, US$ thousand	3,631,812	2,856,315	27.2%

Profit from operations, US$ thousand	1,005,381	886,881	13.4%
Operating margin, %	27.7%	31.0%	
Net profit, US$ thousand	728,876	660,670	10.3%
Net operating margin, %	20.1%	23.1%	
Net profit attributable to equity holders of the parent entity, US$ thousand	612,339	582,585	5.1%
Adjusted EBITDA(1), US$ thousand	1,118,611	968,235	15.5%
Earnings per share, US$	5.65	5.43	4.1%

(1) Please refer to Attachment 1 for reconciliation of Adjusted EBITDA to profit from operations.

Evraz's consolidated revenue rose by 27% to US$3.63 billion. The increase was primarily due to higher prices for steel products in Russia and in export markets, and increased production volumes.

In the first six months of 2005, consolidated cost of revenues amounted to US$2.25 billion compared with US$1.72 billion in the first half of 2004. While raw materials prices increased significantly, the growth of Evraz's own iron ore production shielded their effect on consolidated gross profit to a considerable extent. Gross profit reached US$1.38 billion, or 38% of revenues in the first six months of 2005, compared with US$1.15 billion, or 40.2% of revenues, in the first half of 2004.

Profit from operations increased by 13.4% to US$1.005 billion in the first six months of 2005, compared to US$887 million in the corresponding period in 2004. Profit from operations as a percentage of consolidated revenue decreased from 31% in the first half of 2004 to 27.7% in the first six months of 2005, mainly as a result of continuous cost pressure from rising coking coal prices and general and administrative expenses.

Consolidated EBITDA grew by 15.5% in the first six months of 2005 to US$1.1 billion, or 30.8% of revenues, compared with US$968 million in the first half of 2004, or 33.9% of revenues.

For the six months ended 30 June 2005, Evraz reported Group net profit attributable to equity holders of the parent entity of US$612 million, compared with US$583 million in the first half of 2004.

Review of Operations

Steel Segment Results

	1H 2005 (unaudited)	1H 2004 (unaudited)	Change, %
Revenues, US$ thousand	3,661,064	2,729,757	34.1%
Profit from operations, US$ thousand	775,540	841,539	-7.8%
Adjusted EBITDA, US$ thousand	854,478	918,487	-7.0%
EBITDA margin, %	23.3%	33.6%	

Steel Segment Production

	1H 2005, thousand tonnes	1H 2004, thousand tonnes	Change, %
Pig Iron	5,951	5,630	5.7%
Steel	7,008	6,728	4.2%
Rolled products	6,306	6,012	4.9%

Steel Segment Sales

	1H 2005		1H 2004	
	US$ million (unaudited)	% of total	US$ million (unaudited)	% of total
Semi-finished products	1,401.5	38.3%	1,128.9	41.3%
Construction products	770.1	21.0%	672.1	24.6%
Other products	646.4	17.7%	245.6	9.0%
Railway products	461.7	12.6%	290.2	10.6%
Other steel products	319.1	8.7%	344.3	12.6%
Mining products	62.3	1.7%	48.6	1.8%

Steel segment revenues for the six months of 2005 were US$3.66 billion, an increase of 34.1% compared with segment revenue of US$2.73 billion in the first half of 2004. Higher prices across all products, as well as increased production were the key drivers of this increase.

In the first six months of 2005, revenues from domestic sales amounted to 57% of total sales, compared with 56% in the first half of 2004. While comparative export volumes were similar, the increased share of domestic revenues was attributable to the relatively higher growth of prices in the domestic market compared to the prices in export markets.

In the first six months of 2005, the steel segment generated profit from operations of US$776 million, or 21.2% of steel segment revenues, compared with US$842 million, or 30.8% of steel segment revenues in the first half of 2004. The main reason for migration of profits toward the mining segment was the rise in raw materials prices, increased selling and distribution (mainly transportation) costs, as well as general and administrative expenses increases related to the steel segment.

As compared with the first half of 2004, EBITDA in the steel segment declined and totalled US$854 million in the first six months of 2005, or 23.3% of steel segment revenues.

Mining Segment Results

	1H 2005 (unaudited)	1H 2004 (unaudited)	Change, %
Revenues, US$ thousand	593,541	243,063	144.2%
Profit from operations, US$ thousand	223,881	32,986	578.7%
Adjusted EBITDA, US$ thousand	252,730	36,779	587.2%
EBITDA margin, %	42.6%	15.1%	

Mining Segment Production

	1H 2005, thousand tonnes	1H 2004, thousand tonnes	Change, %
Iron ore			
Concentrate	1,291	1,153	12.0%
Sinter	4,632	3,269	41.7%
Pellets	2,757	492	459.9%
Coal			
Coking coal	156		n/a
Steam coal	24		n/a

Reference			
Coking coal (Raspadskaya)	3,314		n/a

Mining segment revenue increased by 144.2% to US$594 million in the first six months of 2005, compared with US$243 million in the first half of 2004. This increase in revenues was mainly due to the acquisition of KGOK in May 2004, and also due to substantial growth in iron ore prices during the first six months of 2005 compared with the corresponding period of 2004. Revenues attributable to KGOK in the first six months of 2005 amounted to US$329 million compared with US$25 million in the first half of 2004.

The mining segment profit from operations increased by 578.7% and reached a record US$224 million in the first six months of 2005, or 37.7% of mining segment revenues, compared with US$33 million, or 13.6% of mining segment revenues in the first half of 2004.

EBITDA in the mining segment rose by 587.2% to US$253 million in the first six months of 2005, or 42.6% of mining segment revenues, compared with US$37 million in the first half of 2004.

Consolidated Group Financial Position

Cash flow

Cash flow from operating activies was a record US$727 million, or 288.6% higher than in the first six months of 2004.

The Group continued to make significant capex investment. It spent US$280 million on purchases of property, plant and equipment during the first six months of 2005 versus US$239 million during the first half of 2004. Key investment projects include construction of a 2.5 mty slab caster and revamping of a blast furnace at Zapsib, ongoing modernisation of electric arc furnaces at NKMK, and construction of a new coal mine at Neryungriugol.

Balance sheet

The balance sheet strengthened during the period and net debt reduced as compared to 31 December 2004 by US$289 million to US$736 million as of 30 June 2005. Cash reserves were up by 129.8% as compared to 31 December 2004 to US$673 million as of 30 June 2005.

In the first half of 2005, total assets increased by US$1.25 billion to US$5.5 billion.

Outlook

" Further benefits of vertical integration, mainly in iron ore

" Robust domestic performance, difficult pricing environment in the steel export markets until the year end

" Completion of the main part of return-driven capex program

" Positive impact on the Group's top-line and bottom-line performance as a result of acquisitions: Palini e Bertoli (consolidated from Q3 2005) and Vitkovice Steel (consolidation expected from Q4 2005)

" Focus on strategic acquisitions:
   - o downstream assets complimentary to Russian steel semis exports;
   - o steel-making in low cost regions;
   - o greenfield / brownfield iron ore and coal mining.

# # #

For further information:
Evraz Group
Corporate Affairs and Communications
Irina Kibina

Tel: +7 095 232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's mining businesses comprise the Kachkanarsky (KGOK), Evraz Ruda and Vysokogorsky (VGOK) iron ore mining complexes, NeryungriUgol Coal Company, Mine 12 and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Attachment 1

1. Adjusted EBITDA

Adjusted EBITDA represents profit from operations (before interest and taxes) plus depreciation and amortization, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Six months ended 30 June	
	2005	2004
	US$ thousand	
Consolidated Adjusted EBITDA reconciliation		
Profit from operations	1,005,381	886,661
Add:		
Amortisation of negative goodwill	0	(15,347)
Depreciation	103,938	90,676
Impairment of assets	1,456	2,185
Loss (gain) on disposal of property, plant & equipment	7,836	4,060
Consolidated Adjusted EBITDA	1,118,611	968,235
Steel segment Adjusted EBITDA reconciliation		
Profit from operations	775,540	841,539

Add:		
Amortisation of negative goodwill	0	(10,085)
Depreciation	71,209	80,732
Impairment of assets	91	2,112
Loss (gain) on disposal of property, plant & equipment	7,638	4,189
Steel segment Adjusted EBITDA	854,478	918,487
Mining segment Adjusted EBITDA reconciliation		
Profit from operations	223,881	32,986
Add:		
Amortisation of negative goodwill	0	(3,858)
Depreciation	27,171	7,691
Impairment of assets	1,365	-
Loss (gain) on disposal of property, plant & equipment	313	(40)
Mining segment Adjusted EBITDA	252,730	36,779
Other operations Adjusted EBITDA reconciliation		
Profit from operations	11,746	14,348
Add:		
Amortisation of negative goodwill	0	(1,404)
Depreciation	5,558	2,253
Impairment of assets	0	73
Loss (gain) on disposal of property, plant & equipment	(115)	4
Other operations Adjusted EBITDA	17,189	15,274

2. Net Debt

Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited.

Net Debt has been calculated as follows:

	At 30 June 2005	At 31 December 2004
	US$ thousand	
Net Debt Calculation		
Add:		
Long-term loans, net of current portion	914,382	788,093
Short-term loans and current portion of long-term loans	494,780	529,951
Less:		
Cash and cash equivalents	673,085	292,947
Net Debt	736,077	1,025,097

Evraz Group S.A.

Unaudited Condensed Consolidated Income Statements
(In thousands of US$, except for per share information)

	Six-month periods ended June 30,	
	2005	2004
Revenue		
Sale of goods	$ 3,571,195	$ 2,783,117
Rendering of services	60,617	73,198
	3,631,812	2,856,315
Cost of revenue	(2,251,213)	(1,723,529)
Amortisation of negative goodwill	-	15,347
Gross profit	1,380,599	1,148,133
Selling and distribution costs	(107,283)	(102,393)
General and administrative expenses	(227,203)	(136,890)
Social and social infrastructure maintenance expenses	(35,822)	(16,381)
Loss on disposal of property, plant and equipment	(7,836)	(4,060)
Impairment of assets	(1,456)	(2,185)
Foreign exchange (losses)/gains, net	(276)	3,592
Other operating income/(expenses), net	4,658	(3,155)
Profit from operations	1,005,381	886,661
Interest income	4,335	6,777
Interest expense	(65,884)	(45,070)
Share of profits of associates and a joint venture	41,013	17,236
Gain/(loss) on extinguishment of debts	1,314	(101,276)
Gain on financial assets	-	57,189
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	9,761	5,541
Other non-operating (losses)/gains, net	(10,607)	1,218
Profit before tax	985,313	828,276
Income tax expense	(256,437)	(167,606)
Net profit	$ 728,876	$ 660,670
Attributable to:		
Equity holders of the parent entity	$ 612,339	$ 582,585
Minority interests	116,537	78,085
	$ 728,876	$ 660,670
Earnings per share attributable to equity holders of the parent entity, basic and diluted, US dollars	$ 5.65	$ 5.43

Evraz Group S.A.

Unaudited Condensed Consolidated Balance Sheets
(In thousands of US$)

	June 30, 2005	December 31, 2004
Assets		

Non-current assets		
Property, plant and equipment	$ 2,533,910	$ 2,398,929
Negative goodwill	-	(362,612)
Investment in a joint venture	244,135	194,712
Other long-term investments	8,521	8,644
Restricted deposits at banks	7,668	8,570
Other non-current assets	156,795	9,651
	2,951,029	2,257,894
Current assets		
Inventories	848,851	807,819
Trade and other receivables	302,630	293,706
Prepayments	72,856	79,801
Receivables from related parties	85,599	89,316
Taxes recoverable	521,790	397,533
Short-term investments and notes receivable	17,153	21,804
Restricted deposits at banks	30,837	12,441
Cash and cash equivalents	673,085	292,947
	2,552,801	1,995,367
Total assets	$ 5,503,830	$ 4,253,261
Equity and liabilities		
Equity		
Parent shareholders' equity		
Issued capital	$ 315,879	$ 42
Additional paid-in capital	537,501	319,177
Legal reserve	9,586	-
Accumulated profits	1,916,277	1,126,070
Translation difference	77,469	163,755
	2,856,712	1,609,044
Minority interests	298,850	357,579
	3,155,562	1,966,623
Non-current liabilities		
Long-term loans	914,382	788,093
Liabilities under the Settlement Agreement	-	4,224
Restructured taxes payable	12,220	23,259
Deferred income tax liabilities	201,804	214,481
Finance lease liabilities	27,071	25,661
Post-employment benefits	52,864	53,381
Provisions	19,792	20,582
Other long-term liabilities	2,292	21,207
	1,230,425	1,150,888
Current liabilities		
Trade and other payables	303,871	227,935
Advances from customers	46,835	55,189
Short-term loans and current portion of long-term loans	494,780	529,951
Payables to related parties	37,339	117,806
Taxes payable	220,838	197,721
Current portion of finance lease liabilities	10,677	4,688
Provisions and other liabilities	3,503	2,460
	1,117,843	1,135,750
Total equity and liabilities	$ 5,503,830	$ 4,253,261

Evraz Group S.A.

Unaudited Condensed Consolidated Cash Flow Statements (continued)
(In thousands of US$)

	Six-month periods ended June 30, 2005	2004
Cash flows from operating activities		
Net profit	$ 728,876	$ 660,670
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortisation of negative goodwill	-	(15,347)
Depreciation, depletion and amortisation	103,938	90,676
Deferred income tax benefit	(11,062)	(20,656)
Loss on disposal of property, plant and equipment	7,836	4,060
Impairment of assets	1,456	2,185
(Gain)/loss on extinguishment of debts	(1,314)	101,276
Foreign exchange losses/(gains)	276	(3,592)
Share of profits from associates and a joint venture	(41,013)	(17,236)
Gain on financial assets	-	(57,189)
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	(9,761)	(5,541)
Other non-operating losses /(gains)	10,607	(1,218)
Interest income	(4,335)	(6,777)
Interest expense	65,884	45,070
Bad debt expense	1,951	8,416
	853,339	784,797
Changes in operating assets and liabilities:		
Inventories	(49,416)	(96,409)
Trade and other receivables	(28,291)	(180,714)
Prepayments	8,595	(23,143)
Receivables from / payables to related parties	(8,690)	(362,519)
Taxes receivable	(134,434)	(63,599)
Other assets	325	(1,499)
Trade and other payables	68,816	67,164
Advances from customers	(11,848)	247
Taxes payable	30,338	56,491
Other liabilities	(1,332)	6,357
Net cash flows from operating activities	727,402	187,173
Cash flows from investing activities		
Issuance of short-term loans receivable to related parties	(3,043)	(1,181)
Issuance of loans receivable	(1,437)	-
Proceeds from repayment of short-term loans receivable	12,231	1,539
Purchases of subsidiaries, net of cash acquired	(12,866)	(216,950)
Prepayments for purchases of subsidiaries	(80,870)	-
Purchases of minority interests	(307,822)	-
Purchase of interest in a joint venture	-	(61,800)
Restricted deposits at banks	(16,765)	(3,620)
Short-term deposits at banks	7,276	-
Purchases of property, plant and equipment	(279,818)	(238,912)
Proceeds from disposal of property, plant and equipment	2,675	1,835

Payments to acquire equity of other companies	(508)	-
Proceeds from sales of equity of other companies	3,068	2,045
Payments to acquire debt instruments of other companies	(603)	(36,677)
Proceeds from sale/redemption of debt instruments of other companies	11,227	26,871
Dividends received	10,134	-
Net cash flows used in investing activities	(657,121)	(526,850)

Evraz Group S.A.

Unaudited Condensed Consolidated Cash Flow Statements (continued)
(In thousands of US$)

	Six-month periods ended June 30, 2005	2004
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issuance costs	$ 399,747	$ -
Contributions from Crosland Limited	131,020	30,000
Payments to entities under common control for the transfer of ownership interest in subsidiaries	(32,246)	(32,769)
Proceeds from long-term loans provided by related parties	2,836	65,374
Repayment of long-term loans provided by related parties	-	(11,714)
Proceeds from short-term loans provided by related parties	6,091	225,377
Repayment of short-term loans provided by related parties	(62,354)	(54,012)
Proceeds from short-term loans	217,680	547,711
Repayment of short-term loans, including interest	(291,366)	(340,385)
Proceeds from long-term loans and promissory notes	194,308	98,486
Repayment of long-term loans and promissory notes, including interest	(89,651)	(153,759)
Dividends paid	(133,416)	-
Dividends of consolidated subsidiary paid to minority shareholders	(3,482)	-
Payments under finance leases, including interest	(5,755)	(1,551)
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	(7,609)	(29,274)
Payments of restructured taxes, including interest	(9,711)	(10,976)
Net cash flows from financing activities	316,092	332,508
Effect of foreign exchange rate changes on cash and cash equivalents	(6,235)	2,216
Net increase in cash and cash equivalents	380,138	(4,953)
Cash and cash equivalents at beginning of year	292,947	195,737
Cash and cash equivalents at end of year	$ 673,085	$ 190,784

Supplementary cash flow information:		
Cash flows during the year:		
Interest paid	$ 56,182	$ 38,655
Income taxes paid	292,653	154,579

This information is provided by RNS
The company news service from the London Stock Exchange

END

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NOT FOR DISTRIBUTION IN THE UNITED STATES



For immediate release | **19.10.2005** | **Moscow**

EVRAZ GROUP S.A.
ANNOUNCES ITS PLANS TO ISSUE EUROBONDS

Moscow, October 19, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces its plans to raise financing through the placement of a new issue of USD-denominated senior unsecured notes.

Evraz Group S.A. has mandated ING and UBS Investment Bank as joint lead managers and joint bookrunners for the issue, to be placed over the coming weeks.

The proceeds will be used to re-finance existing debt as well as to support company growth via further investment in expanding operations.

The final terms and timing of the transaction will depend upon market conditions.

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.
Evraz Group S.A. is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 2, this year.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia.

Evraz's mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

These materials are not an offer for sale of any securities of Evraz in the United States. Any securities of Evraz may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Evraz does not intend to register any portion of the offering in the United States or to conduct a public offering of any securities in the United States.

This communication is only being distributed to and is directed only at (a) persons who are outside the United Kingdom or (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (c) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a – d) of the Order (all such persons mentioned in (a), (b) and (c) together being referred to as "relevant persons"). Any securities mentioned in this communication will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This document is not a prospectus and, to the extent that it may constitute an advertisement, does not constitute an offer to sell or the solicitation of an offer to purchase notes or other securities of Evraz. Investors should not subscribe for any notes referred to in this document except on the basis of the information contained in the prospectus relating to the notes. A prospectus will be published and investors will be able to obtain a copy of it from Evraz's registered office.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

Stabilisation/FSA

Exhibit B34



| 01.11.2005 | Moscow

2004 ANNUAL REPORT & ACCOUNTS

Moscow, November 1, 2005 - Evraz Group S.A. today released its Annual Report for the financial year ending 31st December 2004.

The Annual Report is available online at www.evraz.com.

# # #

For further information, please contact:

Irina Kibina — Evraz Group S.A.
+7 095 232 1370

Michael Rummel / Maria Suleymanova — Merlin
+44 (0) 20 7653 6620

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Terms of Eurobond Issue
Released	07:00 04-Nov-05
Number	6410T

RNS Number:6410T
Evraz Group S.A.
04 November 2005

NOT FOR DISTRIBUTION IN THE UNITED STATES

Evraz Group S.A.
Announces Terms of Eurobond Issue

Moscow, November 4, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically- integrated steel production and mining businesses with operations mainly in Russia, today announces the terms for the placement of a new issue of US$750 million of Guaranteed Notes ("Notes") due 2015. The Notes will carry a coupon of 8.25% and a yield of 8.5%.

The notes are to be issued by Evraz Group S.A., and guaranteed by Mastercroft Limited, a wholly owned subsidiary of Evraz Group S.A.

It is intended that the Notes will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

The net proceeds will be used to repay existing indebtedness, to pursue the acquisition of additional mining assets and for general corporate purposes.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz Group S.A. is a listed company on the London Stock Exchange (LSE). The company listed its global depositary receipts (GDRs) on the LSE on June 7, this year.

Evraz's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia.

Evraz's mining businesses comprise the Kachkanarsky (KGOK), Evrazruda (acquired in March 2005) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

These materials are not an offer for sale of any securities of Evraz in the United States. Any securities of Evraz may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Evraz does not intend to register any portion of the offering in the United States or to conduct a public offering of any securities in the United States.

This communication is only being distributed to and is directed only at (a) persons who are outside the United Kingdom or (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (c) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a - d) of the Order (all such persons mentioned in (a), (b) and (c) together being referred to as "relevant persons"). Any securities mentioned in this communication will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This document is not a prospectus and, to the extent that it may constitute an advertisement, does not constitute an offer to sell or the solicitation of an offer to purchase notes or other securities of Evraz. Investors should not subscribe for any notes referred to in this document except on the basis of the information contained in the prospectus relating to the notes. A prospectus will be published and investors will be able to obtain a copy of it from Evraz's registered office.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

Stabilisation/FSA

This information is provided by RNS
The company news service from the London Stock Exchange

END

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EVRAZ GROUP

EVRAZ GROUP S.A.

U.S.$750,000,000 8.25% GUARANTEED NOTES DUE 2015 UNCONDITIONALLY AND IRREVOCABLY GUARANTEED WITHOUT LIMITATION FOR AMOUNT BY MASTERCROFT LIMITED ISSUE PRICE: 98.338%

The U.S.$750,000,000 8.25% Guaranteed Notes due 2015 (the "Notes") are being issued by Evraz Group S.A., a company incorporated as a société anonyme under the laws of the Grand Duchy of Luxembourg (the "Company" or the "Issuer").

The Notes will be constituted by, and have the benefit of, a trust deed dated 10 November 2005 (the "Trust Deed") among the Issuer, Mastercroft Limited, incorporated as a company with limited liability in Cyprus ("Mastercroft" or the "Guarantor"), and The Bank of New York (the "Trustee").

The Guarantor will unconditionally and irrevocably guarantee the due and punctual payment of all amounts at any time becoming due and payable in respect of the Notes (the "Guarantee") on terms set out in the Trust Deed.

Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount on 10 November 2015. All, but not some only, of the Notes are subject to redemption at their principal amount (together with interest accrued to but excluding the redemption date) at the option of the Issuer at any time in the event of certain changes affecting taxation in any Relevant Jurisdiction (as defined in Condition 9 (*Taxation*)). The Issuer may also redeem the Notes, in whole or in part, at any time on at least 30 days' notice but not more than 60 days' notice to Noteholders at their principal amount plus Applicable Premium (as defined in Condition 20 (*Definitions*)), together with accrued interest to the redemption date (see Condition 8.3 (*Redemption at Make-Whole*)).

Interest on the Notes is payable semi-annually in arrear on 10 May and 10 November of each year commencing on 10 May 2006, as described in Condition 6 (*Interest*). The Notes will bear interest from, and including, 10 November 2005 at a rate of 8.25% per annum. The issue price of the Notes is 98.338% of their principal amount and the issue date is 10 November 2005 (the "Issue Date").

Except as set forth herein, payments in respect of the Notes will be made without any deduction or withholding for or on account of taxes of any Relevant Jurisdiction.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

The Notes and the Guarantee have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and, subject to certain exceptions, may not be offered or sold within the United States. The Notes may be offered or sold (i) within the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) in reliance on the exemption from registration under the Securities Act provided by Rule 144A (the "Rule 144A Notes"); and (ii) in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S") (the "Regulation S Notes"). Prospective purchasers of the Rule 144A Notes are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions, see "Subscription and Sale" and "Transfer Restrictions".

This Prospectus has been approved by the United Kingdom competent authority for the purposes of Directive 2003/71/EC (the "Prospectus Directive") and relevant implementing measures in the United Kingdom (the "U.K. Listing Authority"), as a prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in the United Kingdom for the purpose of giving information with regard to the issue of the Notes.

Applications have been made to admit the Notes to listing on the Official List of the U.K. Listing Authority and to trading on the Gilt-Edged and Fixed Interest Market (the "Regulated Market") of the London Stock Exchange plc (the "London Stock Exchange"). Application has also been made to have the Rule 144A Notes designated as eligible for trading in the Private Offering, Resale and Trading through Automated Linkages ("PORTAL") System of the National Association of Securities Dealers, Inc.

It is expected that the Notes will be rated BB- by Fitch Ratings Limited ("Fitch"), B2 by Moody's Investor Servicies ("Moody's") and B+ by Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("Standard and Poor's"). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

The Notes will be offered and sold in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. The Regulation S Notes will initially be represented by interests in a global unrestricted note certificate in registered form (the "Regulation S Global Note Certificate"), without interest coupons, which will be deposited with a common depositary for, and registered in the name of a nominee of, Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") on the Issue Date. Beneficial interests in the Regulation S Global Note Certificate will be shown on, and transfer thereof will be effected only through, records maintained by Euroclear or Clearstream, Luxembourg. The Rule 144A Notes will initially be represented by a global restricted note certificate in registered form (the "Rule 144A Global Note Certificate" and together with the Regulation S Global Note Certificate, the "Global Note Certificates"), without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, the Depository Trust Company ("DTC") on the Issue Date. Beneficial interests in the Rule 144A Global Note Certificate will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See "Clearing and Settlement". Individual, definitive note certificates in registered form ("Individual Certificates") will only be available in certain limited circumstances as desc

ING Financial M **tment Bank**

ABN AMRO **sance Capital**



Coal mines
Sea ports
Service centres
St.Petersburg
MINSK
PRAGUE
Ostrava
Venice
Vitkovice Steel[1]
Palini e Bertoli
ROMA
KIEV
Kharkov
Krivoy Rog
Coal exports to Ukraine
MOSCOW
Yaroslavl
Vologda
Nizhny Novgorod
Kirov
KGOK
VGOK
NTMK
Perm
Surgut
Yekaterinburg
Penza
Lipetsk
Voronezh
Stary Oskol
Samara
Ufa
Chelyabinsk
Tyumen
Kurgan
Petropavlovsk
Omsk
Tomsk
Novosibirsk
Kemerovo
Krasnoyarsk
NKMK
Barnaul
ZapSib
Novokuznetsk
Raspadskaya[3]
Taishet
Bratsk
Abakan
Semipalatinsk
Mine 12
Yuzhkuzbassugol[2]
Evraz Ruda
Irkutsk
Naushki
Ust-Kut
Ulan-Ude
Chita
Neryungri Ugol
Neryungri
Tynda
Skovorodino
Komsomolsk-on-Amur
Sovgavan
Yuzhno-Sakhalinsk
Belogorsk
Khabarovsk
Blagoveshchensk
Grodekovo
Nakhodka Sea Port
Vladivostok
Exports to South East Asia
Khasan
0
500
1,000
1,500
2,000
Kilometers

1 Acquisition expected to be completed in November 2005.

2 Coal mine under common control with Evraz.

3 Equity investee.

This prospectus (the "Prospectus") is issued in compliance with the Prospectus Directive compliant listing rules of the Financial Services and Markets Act 2000 ("FSMA") for the purpose of giving information with respect to the Company, the Company together with its consolidated subsidiaries taken as a whole ("Evraz"), the Guarantor, the Guarantee and the Notes and which is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company, the Guarantor and Evraz. Each of the Issuer and the Guarantor accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Guarantor, each of which has taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Where information has been sourced from a third party, this information has been accurately reproduced and so far as the Company or the Guarantor is aware and is able to ascertain from information published by such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Such information sourced from third parties contained in this Prospectus relates to the Russian steel industry and information on Evraz's competitors (which may include estimates and approximations) as well as information contained in this Prospectus from official data published by certain Russian government agencies.

The Company and the Guarantor confirm that (i) this Prospectus contains all information with respect to the Company and the Guarantor and their consolidated subsidiaries, the Guarantee and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in this Prospectus relating to the Company and the Guarantor and their consolidated subsidiaries are in every material respect true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this Prospectus with regard to the Company and the Guarantor and their subsidiaries are honestly held, have been reached after considering all relevant circumstances, and are based on reasonable assumptions; (iv) there are no other facts in relation to the Company and the Guarantor and their subsidiaries, the Guarantee or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Prospectus misleading in any material respect; and (v) all reasonable enquiries have been made by the Company and the Guarantor to ascertain such facts and to verify the accuracy of all such information and statements.

This Prospectus does not constitute an offer of, or an invitation by or on behalf of the Company, the Guarantor or the Managers (as defined in "Subscription and Sale") to subscribe for or purchase any Notes. The distribution of this Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Company, the Guarantor and the Managers to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of Notes and distribution of this Prospectus, see "Subscription and Sale" below.

No person is authorised to provide any information or to make any representation not contained in this Prospectus and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Company, the Guarantor, the Trustee or the Managers. The delivery of this document at any time does not imply that the information contained in it is correct as at any time subsequent to its date. Evraz's websites do not form any part of the contents of this Prospectus.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Note shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer, the Guarantor or Evraz since the date of this Prospectus.

None of the Company, the Guarantor or any of its or their representatives makes any representation to any offeree or purchaser of the Notes offered hereby, regarding the legality of an investment by such offeree or purchaser under applicable legal, investment or similar laws. Each investor should consult with its own advisers as to the legal, tax, business, financial and related aspects of the purchase of the Notes.

Prospective purchasers must comply with all laws that apply to them in any place in which they buy, offer or sell any Notes or possess this Prospectus. Any consents or approvals that are needed in order to purchase any Notes must be obtained. The Company, the Guarantor and the Managers are not responsible for compliance with these legal requirements. The appropriate characterisation of the Notes under various legal investment restrictions, and thus the ability of investors subject to these restrictions to purchase the Notes, is subject to significant interpretative uncertainties. No representation or warranty is made as to

whether or the extent to which the Notes constitute a legal investment for investors whose investment authority is subject to legal restrictions, and investors should consult their legal advisers regarding such matters.

THE NOTES AND THE GUARANTEE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE NOTES OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

In connection with the issue of the Notes, ING Bank N.V., London Branch (the "Stabilising Manager") (or any person acting on behalf of it) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105% of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if commenced, may be discontinued at any time and must be brought to an end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE MANAGER(S) OR ANY OF THEIR AFFILIATES OR ANY PERSON ACTING ON THEIR BEHALF AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT, AND NOTHING CONTAINED IN THIS DOCUMENT IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE. NONE OF THE MANAGERS OR ANY OF THEIR AFFILIATES OR ANY PERSON ACTING ON THEIR BEHALF ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT. EACH PERSON RECEIVING THIS PROSPECTUS ACKNOWLEDGES THAT SUCH PERSON HAS NOT RELIED ON THE MANAGERS OR ANY OF THEIR AFFILIATES OR ANY PERSON ACTING ON THEIR BEHALF IN CONNECTION WITH ITS INVESTIGATION OF THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR ITS INVESTMENT DECISION. EACH PERSON CONTEMPLATING MAKING AN INVESTMENT IN THE NOTES MUST MAKE ITS OWN INVESTIGATION AND ANALYSIS OF THE CREDITWORTHINESS OF THE COMPANY, THE GUARANTOR AND EVRAZ AND ITS OWN DETERMINATION OF THE SUITABILITY OF ANY SUCH INVESTMENT WITH PARTICULAR REFERENCE TO ITS OWN INVESTMENT OBJECTIVES AND EXPERIENCE AND ANY OTHER FACTORS WHICH MAY BE RELEVANT TO IT IN CONNECTION WITH SUCH INVESTMENT.

NOTICE TO UNITED KINGDOM RESIDENTS

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged

in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

Each of the Company and the Guarantor has agreed that, for so long as any Notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, it will, during any period in which it is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner or to the Principal Paying Agent for delivery to such holder, beneficial owner or prospective purchaser, in each case upon the request of such holder, beneficial owner, prospective purchaser or Principal Paying Agent, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which relate to, without limitation, any of Evraz's plans, financial position, objectives, goals, strategies and future operations and performance and the assumptions underlying these forward-looking statements (forward-looking statements ascribed to Evraz are made by the Issuer). Evraz uses words such as "estimates", "expects", "believes", "intends", "plans", "may", "will", "should" and any similar expressions to identify forward-looking statements. These forward-looking statements are contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Summary", "Risk Factors", "Description of Business" and elsewhere in this Prospectus. Evraz has based these forward-looking statements on the current view of their respective management with respect to future events and financial performance. These views reflect the best judgement of their respective management but involve uncertainties and are subject to certain known and unknown risks and other important factors beyond Evraz's control, the occurrence of which could cause actual results to differ materially from those predicted in Evraz's forward-looking statements and from past results, performance or achievements. Although Evraz believes that the estimates and the projections reflected in such forward-looking statements are reasonable, if one or more of the risks or uncertainties materialise or occur, including those identified in this Prospectus, or if any of the underlying assumptions prove to be incomplete or incorrect, Evraz's actual results of operations may vary from those expected, estimated or projected.

Accordingly, prospective purchasers of the Notes should not place undue reliance on these forward-looking statements. The important factors that could cause Evraz's actual results, performance or achievements to differ materially from those in these forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and "Description of Business". These forward-looking statements speak only as at the date of this Prospectus. Evraz expressly disclaims any obligation or undertaking to disseminate after the date of this Prospectus any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectation with regard thereto or any change in events, conditions or circumstances on which any such forward-looking statements are based, unless required to do so by applicable law.

ENFORCEABILITY OF JUDGEMENTS

The Company and the Guarantor are corporations organised under the laws of their respective jurisdictions of incorporation, as set out on the front cover of this Prospectus. Certain persons referred to herein are residents of the Russian Federation, and certain entities referred to herein are organised under the laws of Cyprus, Luxembourg or the Russian Federation.

Except for certain non-executive directors of the Company, who are residents of the United Kingdom, the directors and executive officers of the Company and the Guarantor are resident outside the United States and the United Kingdom, and all or a substantial portion of the assets of such persons, directors, entities, the Company and the Guarantor are located outside the United States and the United Kingdom. As a result, it may not be possible for investors to effect service of process within the United States and the United Kingdom upon the Company, the Guarantor or such persons or to enforce against any of them in the United States courts or courts located in the United Kingdom judgements obtained in United States courts or courts located in the United Kingdom, respectively, including judgements predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

A substantial part of Evraz's assets are located in the Russian Federation. Judgements rendered by a court in any jurisdiction outside the Russian Federation will be recognised by Russian courts only if (i) an international treaty providing for the recognition and enforcement of civil judgements exists between the Russian Federation and the country where the judgement is rendered and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgements is adopted. No such federal law has been passed and no such treaty for the reciprocal enforcement of foreign court judgements in civil cases exists between Russia, on the one hand, and the United States or United Kingdom, on the other. Consequently, should a judgement be obtained from a court of any such jurisdiction, it is unlikely to be given direct effect in Russian courts.

The Russian Federation (as the successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "1958 Convention"). The Trust Deed contains a provision allowing for arbitration of disputes. A foreign arbitral award obtained in a state which is party to the 1958 Convention (including the United Kingdom) should be recognised and enforced by a Russian court (subject to the qualifications provided for in the 1958 Convention and requirements established by Russian legislation). As of September 2002, the Arbitrazh Procedural Code of the Russian Federation came into force providing for the procedure of recognition and enforcement of foreign court judgements and introducing an exhaustive list of grounds for refusal of such recognition and enforcement. However, the Russian procedural legislation may be further changed and, therefore, there may be further grounds preventing foreign court judgements from being recognised and enforced in the Russian Federation.

In practice, reliance upon international treaties may be met with resistance or a lack of understanding on the part of Russian court or other officials, thereby introducing delay and/or unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in Russia.

The enforcement of judgments obtained outside of Luxembourg in Luxembourg is conditional upon obtaining an enforcement order in Luxembourg. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Luxembourg. Judgments based solely on liabilities arising under the civil liability provisions of United States federal securities laws are unlikely to be enforced in Cyprus or Luxembourg.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Financial Information

The Company's audited consolidated financial statements in respect of the financial years ended 31 December 2004, 2003 and 2002 (the "Annual Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board and its unaudited condensed consolidated financial statements for the six months ended 30 June 2005 and 2004 (the "Interim Financial Statements") have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The Annual Financial Statements and the Interim Financial Statements (together, the "Consolidated Financial Information") are included in this prospectus at pages F-1 to F-86.

Evraz's results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are generally included in Evraz's consolidated financial statements for the periods after their respective dates of acquisition. However, certain acquisitions, including principally Evrazruda (as defined below), which was acquired in March 2005, represent reorganisations under common control, and are therefore accounted for using the uniting of interests method (pooling of interests). As a result, these acquisitions (including the acquisition of Evrazruda) are consolidated with effect from 31 December 2001 as if they had occurred at such date. Accordingly, as a result of these acquisitions, the presentation of Evraz's historical consolidated financial condition and results of operations for all periods following such acquisitions differs from this information as previously published, in order to reflect the retrospective consolidation of these entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Business Combinations".

Acquisitions accounted for as reorganisations under common control, including the acquisition of Evrazruda, are included in Evraz's production, sales and other data from the date of consolidation, which is 31 December 2001, unless otherwise indicated. The Company's effective ownership in such entities for periods presented is stated as the effective ownership of the entity from which it was acquired.

Market data used in this Prospectus, including without limitation under the captions "Industry Overview" and "Regulatory Matters", have been extracted from official and industry sources and other sources the Company believes to be reliable. Throughout this Prospectus, the Company has also set forth certain statistics, including statistics in respect of product sales volumes of third parties and market share, from industry sources and other sources the Company believes to be reliable. The Company accepts responsibility for accurately reproducing such information, data and statistics. Such information, data and statistics may be approximations or estimates or use rounded numbers.

Currencies

In this Prospectus, all references to "CZK" and "Czech Koruna" are to the currency of the Czech Republic, all references to "€" and "euro" are to the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, all references to "RUR", "Rouble" and "rouble" are to the currency of the Russian Federation ("Russia"), all references to "S$" are to the currency of Singapore and all references to "U.S.$", "U.S. dollar" and "dollar" are to the currency of the United States of America.

Exchange Rate Information

The official currency of Russia, where most of Evraz's assets and operations are located, is the rouble. However, the Company's consolidated IFRS financial statements are reported in U.S. dollars. As a result, fluctuations in the value of the rouble against the U.S. dollar may affect these results when translated into U.S. dollars. See "Risk Factors—Risks Relating to Evraz—Fluctuations in the value of the rouble against the U.S. dollar may materially adversely affect Evraz's results of operations" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Exchange and Interest Rate Risk".

The table below sets forth, for the periods and dates indicated, certain information regarding the exchange rate between the rouble and the U.S. dollar, based on the official exchange rate quoted by the Central Bank of the Russian Federation (the "CBR"). Fluctuations in the exchange rates between the rouble and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the

future. These rates may also differ from the actual rates used in the preparation of Evraz's financial statements and other information presented in this Prospectus.

	High	Low	Average(1)	Period End
2005 (through 4 November)	28.84	27.46	28.22	28.55
2004	29.45	27.75	28.73	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78

Note:

(1) The average of the exchange rates on the last business day of each month for the relevant annual period, and on each business day for any other period.

Solely for the convenience of the reader, and except as otherwise stated, this Prospectus contains translations of some rouble amounts into U.S. dollars at a conversion rate of RUR28.67 to U.S.$1.00, which was the rate published by the CBR on 30 June 2005.

No representation is made that the rouble amounts referred to in this Prospectus could have been or could be converted into U.S. dollars at the above exchange rates or at any other rate.

References

All references to the "Company" or the "Issuer" are to Evraz Group S.A., all references to "Mastercroft" or to the "Guarantor" are to Mastercroft Limited and all references to "Evraz" are to the Company and its consolidated subsidiaries, taken as a whole.

In this Prospectus, all references to "U.S." are to the United States of America, all references to "U.K." are to the United Kingdom and all references to the "EU" are to the European Union and its member states as of the date of this Prospectus. All references to "CIS" are to the countries that formerly comprised the Union of Soviet Socialist Republics and that are now members of the Commonwealth of Independent States: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

In this Prospectus, all references to "tonnes" are to metric tonnes, and one metric tonne is equal to one thousand kilograms.

Definitions of certain terms used in this Prospectus may be found under "Glossary of Selected Terms".

Certain figures included in this Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

SUMMARY

This overview may not contain all the information that may be important to prospective purchasers of the Notes and, therefore, should be read in conjunction with this entire Prospectus, including the more detailed information regarding Evraz's business and the financial statements and related notes included elsewhere in this Prospectus. Prospective purchasers of the Notes should also carefully consider the information set forth under the heading "Risk Factors". Certain statements in this Prospectus include forward-looking statements that also involve risks and uncertainties as described under "Forward-Looking Statements".

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest Russian producer of long products and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and sold approximately 13.6 million tonnes of iron ore products (including intersegment sales) in 2004. Evraz produced 7.0 million tonnes of crude steel and sold 6.8 million tonnes of steel products in the first half of 2005, and sold approximately 8.5 million tonnes of iron ore products and 0.2 million tonnes of coking coal in the same period (including intersegment sales). Most of Evraz's iron ore products are used in its steel making operations. Evraz's total consolidated revenues for the year ended 31 December 2004 amounted to U.S.$5,933.1 million, compared to U.S.$2,168.0 million for the year ended 31 December 2003. Evraz's total consolidated revenues for the six months ended 30 June 2005 amounted to U.S.$3,631.8 million, compared to U.S.$2,856.3 million for the six months ended 30 June 2004.

Evraz's principal assets are:

- Three steel plants: OAO Nizhny Tagil Iron & Steel Plant ("NTMK"), which is located in Nizhny Tagil, Sverdlovsk region; OAO West Siberian Iron & Steel Plant ("ZapSib"), the largest steel plant in Siberia and the eastern-most steel plant in the Russian Federation, located near Novokuznetsk, Kemerovo region; and OAO Novokuznetsk Iron & Steel Plant ("NKMK"), located in Novokuznetsk;
- A steel rolling mill, Palini e Bertoli S.p.A. ("Palini"), located in Italy, which Evraz acquired in August 2005;
- Three iron ore mining and processing facilities: OAO Kachkanarsky Ore Mining-and-Processing Integrated Works ("KGOK"), which is located in Sverdlovsk region near NTMK; OAO Evrazruda ("Evrazruda"), which operates mines in Kemerovo region, the Republic of Khakassia and south Krasnoyarsk Krai; and OAO Vysokogorsky Ore Mining-and-Processing Integrated Works ("VGOK"), which is located in Sverdlovsk region near NTMK;
- Two coal mines: OOO Mine 12 ("Mine 12"), which is located in Kemerovo region near ZapSib and NKMK and produces coking coal and steam coal; and OAO UK Neryungri Ugol ("Neryungri Ugol"), which is developing coking coal deposits in the Republic of Sakha (Yakutia) and that is expected to commence production in 2006; and
- Trading and logistics assets, including OAO Nakhodka Commercial Sea Port ("Nakhodka Sea Port"), one of the largest ports in the Russian Far East and through which Evraz ships most of its exports.

Evraz also holds a 47.8% interest in ZAO Raspadskaya ("Raspadskaya"), a coking coal mine located in Kemerovo region that is accounted for on the equity basis in the Consolidated Financial Information. In July 2005, Evraz was selected by the government of the Czech Republic to acquire Vitkovice Steel ("Vitkovice Steel"), the largest producer of steel plates in the Czech Republic, in a privatisation sale. In the transaction, which is expected to be completed in November 2005, Evraz is to acquire 98.96% of the shares in Vitkovice Steel for CZK7.05 billion (approximately U.S.$283.0 million as of 21 October 2005).

For further information about the structure and history of Evraz, see "Description of Business—Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

Competitive Strengths

Dominant producer of long products in Russia: As noted above, Evraz is the largest producer of steel in Russia, the largest Russian producer of long products and among the fifteen largest steel producers globally. Evraz is the leading producer in the Russian railway products sector with an estimated nearly 100% market share in rails (by volume) in 2004 (as well as an estimated 27% market share in wheels). In the Russian construction sector, Evraz estimates that it had an 86% market share in H-beams and a 48% market share in channels in 2004, all in terms of volume, giving Evraz a strong competitive position as a full-product range producer in the domestic construction steel market. These market sectors are experiencing high levels of demand growth in Russia and there is relatively limited competition from other Russian producers, which primarily focus on producing flat products.

Vertically-integrated business: As a vertically-integrated steel producer, Evraz's exposure to high and variable raw material prices is limited by its significant internal sources of raw materials. Evraz is a large iron ore producer, sourcing approximately 72% of its iron ore requirements in 2004 from its own mining segment (including full-year supplies from KGOK, which was acquired in May 2004) and with capacity from these operations sufficient to cover 86% of its iron ore requirements in 2004. Substantially all of the mining segment's iron ore products are produced from iron ore mined by Evraz. Evraz also obtains significant quantities of coking coal from its equity investee Raspadskaya and affiliate OAO UK Yuzhkuzbassugol ("Yuzhkuzbassugol"), which together supplied approximately 69% of Evraz's total coking coal requirements in 2004 and 70% of such requirements in the first half of 2005 (the aggregate production of these companies, together with Mine 12, amounted to approximately 158% of Evraz's total coking coal requirements in 2004 and 149% of such requirements in the first half of 2005). Evraz sells the iron ore products that it does not consume internally to third parties.

Low cost producer: Russia is one of the lowest cost regions for steel production, enabling Evraz to benefit from some of the lowest production costs in the steel industry worldwide. Moreover, its favourably located mining operations enable Evraz to obtain a stable supply of raw materials on the basis of relatively low transportation costs. In addition to these cost advantages, as the largest producer of steel in Russia, Evraz benefits from economies of scale in production and negotiating power with its suppliers. In order to maintain its cost competitiveness, Evraz has made and continues to make significant capital expenditures in upgrading its facilities to increase productivity and yield.

Strong positions in high growth steel markets: Evraz has a leading market position in products with strong growth profiles in Russia, such as construction and railway products. The construction sector has grown faster than GDP in Russia in recent years, and continues to do so, resulting in significant growth in demand for steel products. Evraz also expects demand for its principal railway products (rails and wheels) to increase significantly as the Russian railroad network is upgraded following a long period of underinvestment, particularly in light of significant capital expenditure plans announced by OAO Russian Railways ("Russian Railways") that are focused primarily on upgrading and refurbishing infrastructure and rolling stock. Evraz is also well-positioned in the growing east and southeast Asian markets for billets and slabs as a result of the location of its production facilities and its ownership of Nakhodka Sea Port, which operates on Russia's Pacific coast.

Attractive and growing mining business: Evraz has a strong asset base in iron ore, making Evraz the second largest iron ore producer in Russia, as well as an equity interest in a major coking coal producer and other coking coal assets. Evraz has sought to increase its sales of iron ore to third parties and expects to begin selling coking coal to third parties, as well as to reduce its dependence on outside suppliers of raw materials through both organic growth and additional acquisitions. Evraz is also among the largest global producers of vanadium slag.

Dynamic and experienced management team: Evraz's management team has a proven track record in managing operations under its control and turning around newly acquired underperforming assets, including Evraz's major production facilities. Evraz's senior management team combines extensive industry and marketing experience with financial and management expertise, and its board of directors includes individuals who have been involved in Evraz's business as well as three internationally experienced non-executive directors.

Strong financial performance: As an integrated low-cost steel producer that has invested substantially in modernising its operations, Evraz has benefited from the improved market environment in recent years and generated strong cash flows and returns, resulting in net cash flow from operating activities of

U.S.$946 million and an Adjusted EBITDA margin of approximately 34.0% in 2004 and U.S.$727 million and 30.8%, respectively, in the six months ended 30 June 2005. Evraz is in a strong financial position, illustrated by its Net Debt to Adjusted EBITDA ratio of 0.51 at the end of 2004 and 0.66 as of 30 June 2005. See "Summary Consolidated Financial Data" for definitions of Adjusted EBITDA and Net Debt used by Evraz. Evraz's definitions of Adjusted EBITDA and Net Debt differ from the definitions of terms used in the Conditions. Evraz believes that its strong cash flows, margins and financial position will help it to maintain and grow its business.

Strategy

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors, and to expand its presence in export markets for semi-finished products and in the production and sale of iron ore and coking coal. Evraz intends to pursue this strategy by enhancing its margin profile, achieving superior growth and expanding its mining platform, as set out below.

Enhance Margin Profile

- **Realisation of synergies from recent acquisitions and continued capital expenditure-driven efficiency improvements in order to retain Evraz's position as one of the most cost efficient integrated steel making and mining groups worldwide.** Evraz's management believes that producing low-cost steel products is essential to ensure the competitiveness of its plants. In the short to medium term Evraz intends to realise synergies from the integration of recent acquisitions by rationalising production across its plants and making selective investments in improved production technology, such as increasing the use of continuous casting in its steel production, ongoing blast furnace refurbishments and closure of open hearth furnace production facilities. In support of these objectives, Evraz has planned U.S.$504 million in capital expenditure in respect of its steel segment in 2005 and a further U.S.$434 million from 2006 through 2010.

- **Enhance product mix to expand Evraz's position as a competitive exporter of semi-finished products.** Evraz's management believes that semi-finished products will continue to offer the best export opportunities for Evraz, as these products generally are not subject to protective trade measures. Evraz is also seeking to increase the potential proportion of slabs in its export mix, as it believes that slab export markets offer it strong long-term growth prospects and potentially greater margins than billet export markets. As a result, Evraz has made significant investments in expanding its continuous slab-making capacity in order to become a flexible manufacturer capable of delivering a wide range of slab sizes and specifications to customers, and it expects the share of slabs in its exports to increase through 2007. Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by the end of 2005.

Achieve Superior Growth

- **Capture domestic growth.** Evraz intends to leverage its leading position in Russia's construction sector, which, as noted above, has grown and continues to grow faster than GDP in Russia. Evraz intends to develop its own distribution network to capture incremental margin on its construction sector sales in Russia and to foster higher market share retention. In particular, Evraz intends to focus on selling higher value-added products, such as beams and channels, and strengthening its position as a leading full-range supplier to the Russian construction industry. In the railway sector, Evraz intends to capitalise on its position as a dominant supplier to Russian Railways in light of Russian Railways' announced capital expenditure programme, for example building on recently completed improvements to its wheel-making facilities that increased annual production capacity by approximately 40%, to 630,000 units (approximately 250,000 tonnes) annually. Evraz plans to continue making selective investments in quality upgrades and product range expansion to maintain its dominant position in railway products.

- **Developing markets outside Russia.** Evraz intends to achieve growth by capturing additional margins through focused acquisitions of re-rolling and other complementary assets outside Russia, which can be supplied by its fast growing slab production capacity. As part of this strategy, in August 2005 Evraz acquired Palini, a producer of steel plate products that is located in Italy, and in July 2005 Evraz was announced as the winner in the privatisation auction for Vitkovice Steel, a producer of steel plates in the Czech Republic (the acquisition of which is expected to be completed in November 2005). Evraz is also considering further acquisitions of steel production assets in the CIS.

Expand Mining Platform

- **Enhance profitability and security of supply through vertical integration.** Evraz is seeking to increase its iron ore and coking coal production in order to enhance its margins on sales of steel products. To accomplish this objective, Evraz plans to intensify production from its existing iron ore and coking coal reserves through capital expenditures targeted at improving production capacity and efficiency. In addition, Evraz intends to expand its mining asset base through acquisitions of additional subsoil licences as well as through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. In the coal sector, Evraz may seek to increase its interest in Raspadskaya, should the opportunity arise, and is currently considering the acquisition of an interest in Yuzhkuzbassugol.
- **Drive growth through increased sales of mining products to third parties.** Evraz intends to increase its sales of iron ore and coking coal to third parties in order to benefit from favourable market conditions for these products and to develop capabilities for exporting coking coal. Evraz is currently developing a greenfield mine for high quality coking coal, Neryungri Ugol, in eastern Siberia, that will focus on third party sales to Asian markets and that is expected to start operations in 2006 and have an annual output of approximately three million tonnes by 2008. Evraz plans to pursue further such opportunities and acquisitions.

THE OFFERING

Issuer	Evraz Group S.A.
Guarantor	Mastercroft Limited
Issue	8.25% Guaranteed Notes due 2015
Amount	U.S.$750,000,000
Issue Price	98.338% of the principal amount of the Notes
Maturity Date	10 November 2015
Trustee	The Bank of New York
Principal Paying Agent	The Bank of New York
Paying Agent	The Bank of New York; The Bank of New York (Luxembourg) S.A.
Registrar	The Bank of New York
Transfer Agent(s)	The Bank of New York; The Bank of New York (Luxembourg) S.A.
Interest	The Notes will bear interest from and including 10 November 2005 at a rate of 8.25% per annum payable semi-annually in arrear on 10 May and 10 November in each year, commencing on 10 May 2006.
Form and Denomination	The Notes will be issued in registered form, in the denomination of U.S.$100,000 each and integral multiples of $1,000 in excess thereof. The Regulation S Notes will be represented by the Regulation S Global Note Certificate and the Rule 144A Global Note Certificate, in each case without coupons. The Global Note Certificates will be exchangeable for Individual Certificates in the limited circumstances specified in the Global Note Certificates.
Initial Delivery of Notes	On or before the Issue Date, the Regulation S Global Note Certificate will be deposited with The Bank of New York (Nominees) Limited as common depositary for Euroclear and Clearstream, Luxembourg and the Rule 144A Global Note Certificate will be deposited with The Bank of New York as custodian for DTC.
Investment Considerations	**An investment in the Notes involves a high degree of risk. See "Risk Factors".**
Status of the Notes	The Notes are direct, unconditional and unsecured obligations of the Issuer which rank *pari passu*, without any preference among themselves, with all other outstanding present and future unsecured and unsubordinated obligations of the Issuer.
Guarantee	Payments of principal and interest in respect of the Notes and all other moneys payable by the Issuer under the Trust Deed have been unconditionally and irrevocably guaranteed by the Guarantor pursuant to the Guarantee. The Guarantee is a direct, unconditional and unsecured obligation of the Guarantor, which ranks *pari passu* with all other outstanding present and future unsecured and unsubordinated obligations of the Guarantor. See Condition 4 (*Guarantee*).

Covenants . . . . The Conditions contain restrictions on certain activities of the Issuer, the Guarantor and certain subsidiaries of the Issuer, including:

(i) limitation on the incurrence of liens;

(ii) limitation on the incurrence of indebtedness;

(iii) maintenance by the Issuer of a maximum Net Leverage Ratio of 3:1;

(iv) limitation on transactions with affiliates;

(v) limitation on asset sales;

(vi) limitation on certain mergers and similar transactions;

(vii) requirements for the maintenance of authorisations, property and insurance;

(viii) requirements for the payment of taxes and other claims;

(ix) requirement for the provision of certain financial information;

(x) restriction on change of line of business; and

(xi) limitation on dividend and other payment restrictions affecting Material Subsidiaries, and an obligation respecting declaration and payment of dividends by Material Subsidiaries.

There are significant exceptions to the requirements contained in these covenants. See Condition 5 (*Covenants*) and Condition 20 (*Definitions*) for a further description of the restrictions and definitions set forth above.

Cross Default . . . . The Notes contain a cross default provision in respect of certain indebtedness of the Issuer, the Guarantor or any Material Subsidiary (as defined in Condition 20 (*Definitions*)) in excess of U.S.$20 million (or its equivalent in another currency) in the aggregate. See Condition 11 (*Events of Default*).

Ratings . . . . It is expected that the Notes will be rated BB− by Fitch, B2 by Moody's and B+ by Standard and Poor's.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

Redemption At Make Whole . . . . The Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, plus accrued and unpaid interest to, the redemption date. See Condition 8.3 (*Redemption at Make Whole*).

Redemption for Taxation Reasons . . . The Issuer may redeem the Notes, in whole but not in part, at their principal amount together with interest accrued to but excluding the date of redemption in the event of certain changes in taxation by a Relevant Jurisdiction (see Condition 8.2 (*Redemption for Taxation Reasons*)).

Listing . . . . Application has been made to the U.K. Listing Authority for the Notes to be admitted to the Official List and to trading on the Regulated Market of the London Stock Exchange.

Selling Restrictions	United Kingdom, United States, Russian Federation, Cyprus, Austria, France, Germany, Hong Kong and Singapore. See "Subscription and Sale".
Governing Law and Arbitration	The Notes, the Trust Deed and the Agency Agreement (as defined below) are governed by English law and contain provisions for arbitration in London, England. The provisions of articles 86 to 94-8 of the Luxembourg law of 10 August 1915, as amended, on commercial companies are excluded.
Use of Proceeds	The net proceeds to the Company from the Offering of the Notes are expected to be approximately U.S.$732.0 million, and the Company intends to use these net proceeds to pursue the acquisition of additional mining assets in Russia and the CIS, to repay existing indebtedness and for general corporate purposes.
Security Codes	In the case of the Regulation S Notes, the Common Code reference number is 023498715 and the International Security Identification Number ("ISIN") is XS0234987153. In the case of the Rule 144A Notes, the Common Code, ISIN and CUSIP numbers are 23498723, US30050AAA16 and 30050A AA 1, respectively.
Clearing	Euroclear and Clearstream, Luxembourg (in the case of the Regulation S Notes) and DTC (in the case of the Rule 144A Notes).
Yield	The annual yield of the Notes when issued is 8.5%.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below shows the Company's historical consolidated financial information and other operating information as of 30 June 2005 and for the six months ended 30 June 2005 and 2004 and as of 31 December 2004, 2003 and 2002 and for the years then ended. The selected consolidated financial information has been extracted without material adjustment from, and should be read in conjunction with, the unaudited interim condensed consolidated financial statements as of 30 June 2005 and for the six months ended 30 June 2005 and 2004 prepared in accordance with IAS 34 and the audited consolidated financial statements as of 31 December 2004, 2003 and 2002 and for the years then ended prepared in accordance with IFRS included elsewhere in this Prospectus. The selected consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. IFRS differs in certain respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). For a summary of certain differences between IFRS and U.S. GAAP that are relevant to Evraz, see "Summary of Certain Differences between IFRS and U.S. GAAP".

Evraz's results of operations for the periods presented are significantly affected by acquisitions. Results of operations of those acquired businesses are generally included in Evraz's consolidated financial statements for the periods after their respective dates of acquisition. However, certain acquisitions, including principally Evrazruda, which was acquired in March 2005, represent reorganisations under common control, and are therefore accounted for using the uniting of interest method (pooling of interests). As a result, these acquisitions (including the acquisition of Evrazruda) are consolidated with effect from 31 December 2001 as if they had occurred at such date. Accordingly, as a result of these acquisitions, the presentation of Evraz's historical consolidated financial condition and results of operations for all periods following such acquisitions differs from this information as previously published, in order to reflect the retrospective consolidation of these entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Business Combinations".

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)				
CONSOLIDATED INCOME STATEMENT DATA					
Revenues	3,631,812	2,856,315	5,933,121	2,167,989	1,540,352
Cost of revenues	(2,251,213)	(1,723,529)	(3,514,048)	(1,635,496)	(1,353,392)
Amortisation of negative goodwill	—	15,347	28,012	26,271	17,855
Gross profit	**1,380,599**	**1,148,133**	**2,447,085**	**558,764**	**204,815**
Selling and distribution expenses	(107,283)	(102,393)	(192,535)	(28,524)	(44,659)
General and administration expenses	(227,203)	(136,890)	(346,689)	(164,585)	(110,162)
Other operating expenses, net	(40,732)	(22,189)	(71,278)	(30,007)	2,859
Profit from operations	**1,005,381**	**886,661**	**1,836,583**	**335,648**	**52,853**
Non-operating income and expense, net	(20,068)	(58,385)	(114,406)	(7,831)	(40,208)
Profit before tax	**985,313**	**828,276**	**1,722,177**	**327,817**	**12,645**
Income tax expense	(256,437)	(167,606)	(377,289)	(74,873)	(11,275)
Net profit	**728,876**	**660,670**	**1,344,888**	**252,944**	**1,370**
Net profit attributable to equity holders of the parent entity	**612,339**	**582,585**	**1,179,625**	**204,982**	**5,934**
Net profit attributable to minority interests	116,537	78,085	165,263	47,962	(4,564)
Earnings per share	5.65	5.43	11.00	1.91	0.06
Weighted average number of shares outstanding	108,436,923	107,204,326	107,204,326	107,204,326	107,204,326
Steel segment income statement data					
Revenues[(1)]	3,661,064	2,729,757	5,809,041	2,060,089	1,516,219
Cost of revenues[(1)]	(2,566,498)	(1,683,056)	(3,585,595)	(1,560,153)	(1,334,207)
Amortisation of negative goodwill	—	10,085	18,305	18,590	15,259
Gross profit	1,094,566	1,056,786	2,241,751	518,526	197,271
Selling and distribution expenses	(129,644)	(95,629)	(182,360)	(21,506)	(44,276)
General and administration expenses	(154,169)	(96,648)	(260,196)	(132,371)	(104,446)
Other operating (expenses) income, net	(35,213)	(22,970)	(56,913)	(29,388)	3,951
Profit from operations	775,540	841,539	1,742,283	335,261	52,500

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)				
Mining segment income statement data					
Revenues[1]	593,541	243,063	610,774	232,009	38,700
Cost of revenues[2]	(324,693)	(192,315)	(448,187)	(218,790)	(35,100)
Amortisation of negative goodwill	—	3,858	8,166	6,405	3,164
Gross margin	268,848	54,606	170,753	19,624	6,764
Selling and distribution expenses	(5,595)	(5,336)	(13,217)	(5,391)	(1,352)
General and administration expenses	(37,355)	(12,473)	(48,693)	(9,639)	(4,203)
Other operating expenses, net	(2,017)	(3,811)	(17,076)	2,309	(1,935)
Profit (loss) from operations	223,881	32,986	91,767	6,903	(726)
Other operations income statement data					
Revenues[1]	278,502	153,966	344,838	97,429	14,670
Cost of revenues[1]	(206,083)	(118,629)	(279,998)	(66,956)	(12,353)
Amortisation of negative goodwill	—	1,404	1,541	1,276	—
Gross margin	72,419	36,741	66,381	31,749	2,317
Selling and distribution expenses	(13,398)	(1,428)	(4,382)	(1,874)	—
General and administration expenses	(43,878)	(20,196)	(52,591)	(29,880)	(808)
Other operating expenses, net	(3,397)	(769)	(3,040)	(1,917)	1,902
Profit (loss) from operations	11,746	14,348	6,368	(1,922)	3,411
CONSOLIDATED BALANCE SHEET DATA (at period end)					
Total assets	5,503,830		4,253,261	2,231,837	1,222,310
Parent shareholders' equity	2,856,712		1,609,044	366,589	(3,888)
Minority interests	298,850		357,579	192,540	223,214
Long-term debt, net of current portion	914,382		788,093	446,567	83,812
CONSOLIDATED CASH FLOWS DATA					
Net cash flows from operating activities	727,402	187,173	946,462	42,558	117,281
Net cash flows used in investing activities	(657,121)	(526,850)	(816,702)	(358,893)	(116,724)
Net cash flows (used in) from financing activities	316,092	332,508	(36,288)	462,395	7,001
OTHER MEASURES					
Consolidated Adjusted EBITDA[2]	1,118,611	968,235	2,017,250	476,186	208,759
Steel segment Adjusted EBITDA[2]	854,439	918,494	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA[2]	252,751	36,779	111,699	8,637	(234)
Other operations Adjusted EBITDA[2]	17,207	15,267	10,053	207	4,117
Net Debt[3]	736,077		1,073,094	514,383	146,216
CERTAIN RATIOS					
Total Ratio Debt to Consolidated Adjusted EBITDA[2][4][5]	0.7x		0.7x		
Net Ratio Debt to Consolidated Adjusted EBITDA[2][4][5]	0.4x		0.6x		

Notes:

(1) Segment revenues and cost of goods sold include intersegment sales and purchases.

(2) Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited. Evraz's calculation of Adjusted EBITDA differs from the definition of Consolidated EBITDA used in the Conditions.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars)				
Consolidated Adjusted EBITDA reconciliation					
Profit from operations	1,005,381	886,661	1,836,583	335,648	52,853
Add:					
Amortisation of negative goodwill	—	(15,347)	(28,012)	(26,271)	(17,855)
Depreciation	103,938	90,676	196,302	145,872	156,774
Impairment of assets	1,456	2,185	1,366	5,499	1,919
Loss (gain) on disposal of property, plant & equipment	7,836	4,060	11,011	15,438	15,068
Consolidated Adjusted EBITDA	1,118,611	968,235	2,017,250	476,186	208,759
Steel segment Adjusted EBITDA reconciliation					
Profit from operations	775,540	841,539	1,742,283	335,261	52,500
Add:					
Amortisation of negative goodwill	—	(10,085)	(18,305)	(18,590)	(15,259)
Depreciation	71,209	80,739	159,541	134,514	153,080
Impairment of assets	52	2,112	5,431	5,068	1,493
Loss (gain) on disposal of property, plant & equipment	7,638	4,189	10,383	15,683	14,826
Steel segment Adjusted EBITDA	854,439	918,494	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA reconciliation					
Profit from operations	223,881	32,986	91,767	6,903	(726)
Add:					
Amortisation of negative goodwill	—	(3,858)	(8,166)	(6,405)	(3,164)
Depreciation	27,153	7,691	30,059	8,379	3,414
Impairment of assets	1,404	—	(5,356)	—	—
Loss (gain) on disposal of property, plant & equipment	313	(40)	3,395	(240)	242
Mining segment Adjusted EBITDA	252,751	36,779	111,699	8,637	(234)
Other operations Adjusted EBITDA reconciliation					
Profit from operations	11,746	14,348	6,368	(1,922)	3,411
Add:					
Amortisation of negative goodwill	—	(1,404)	(1,541)	(1,276)	—
Depreciation	5,576	2,246	6,702	2,979	280
Impairment of assets	—	73	1,291	431	426
Loss (gain) on disposal of property, plant & equipment	(115)	4	(2,767)	(5)	—
Other operations Adjusted EBITDA	17,207	15,267	10,053	207	4,117

(3) Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited. Evraz's calculation of Net Debt differs from the calculations of Consolidated Indebtedness, Consolidated Net Indebtedness, Indebtedness and other terms as used in the Conditions and Net Ratio Debt as used here.

Net Debt has been calculated as follows:

	As of 30 June	As of 31 December		
	2005 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars)			
Net Debt calculation				
Add:				
Long-term loans, net of current portion	914,382	788,093	446,567	83,812
Short-term loans and current portion of long-term loans	494,780	577,948	263,497	105,405
Less:				
Cash and cash equivalents	673,085	292,947	195,681	43,001
Net Debt	736,077	1,073,094	514,383	146,216

(4) Evraz's calculations of Total Ratio Debt and Net Ratio Debt as presented here differ in certain respects from the composition of Indebtedness used in the Conditions. Accordingly, the composition of the ratio of Total Ratio Debt to Consolidated Adjusted EBITDA and of the ratio of Net Ratio Debt to Consolidated Adjusted EBITDA differs from the composition of the Leverage Ratio and the Net Leverage Ratio in the Conditions, although Evraz believes that any such differences would not result in material differences between the ratios shown here, on the one hand, and the Leverage Ratio and Net Leverage Ratio, on the other hand, if calculated for the relevant periods. Consolidated Adjusted EBITDA as of 30 June 2005 is calculated for the twelve months then

ended. Giving effect to the issuance of the Notes and the crediting of the proceeds thereof, before taking account of commissions and expenses, to cash pending their use as described under "Use of Proceeds" (but not to the effect of the incurrence of any other Indebtedness by Evraz that is not shown in the Interim Financial Statements as of 30 June 2005 or the pro forma crediting or debiting of any other amounts), the ratio of Total Ratio Debt to Consolidated Adjusted EBITDA as of 30 June 2005 would have been 1.0x and the ratio of Net Ratio Debt to Consolidated Adjusted EBITDA as of 30 June 2005 would have been 0.4x.

(5) Total Ratio Debt and Net Ratio Debt have been calculated as follows:

	As of 30 June 2005 (unaudited)	As of 31 December 2004
	(thousands of U.S. dollars)	
Total Ratio Debt and Net Ratio Debt calculation		
Add:		
Long-term loans, net of current portion	914,382	788,093
Liabilities under settlement agreements	—	4,224
Restructured taxes payable	12,220	23,259
Promissory notes payable	21,380	34,743
Finance lease liabilities	27,071	25,661
Other long-term liabilities	2,292	988
Short-term loans and current portion of long-term loans	494,780	529,951
Short-term loans from related parties	—	47,997
Current portion of finance lease liabilities	10,677	4,688
Current portion of other long-term liabilities	—	44
Total Ratio Debt	**1,482,802**	**1,459,648**
Less:		
Cash and cash equivalents	673,085	292,947
Net Ratio Debt	**809,717**	**1,166,701**

RISK FACTORS

An investment in the Notes involves a high degree of risk. Prospective investors in the Notes should carefully consider the risks described below and the other information contained in this Prospectus before making a decision to invest in the Notes. Any of the following risks, individually or together, could adversely affect Evraz's business, financial condition and results of operations.

RISKS RELATING TO EVRAZ

The steel and mining industries are cyclical, and any local or global downturn in the steel or mining industries may have an adverse effect on Evraz's results of operations and financial condition.

The steel industry is cyclical because the industries in which steel customers operate are themselves cyclical and sensitive to changes in general economic conditions. The demand for steel products is thus generally correlated with macroeconomic fluctuations in the economies in which steel producers sell products which are in turn affected by global economic conditions. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilisation rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. For example, steel prices have recently been driven to a significant extent by demand in China for imported steel and reached their highest levels in nearly 20 years during 2004, while global steel production volumes reached their highest levels in the past fifty years. Since the start of 2005 these trends have moderated somewhat, and prices have declined from their peak levels. A decline in Chinese demand for imported steel could have a significant adverse effect on steel prices. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond Evraz's control. A decline in steel prices could have a material adverse effect on Evraz's results of operations.

Evraz's mining business also sells iron ore, and, as a result of the acquisition of Mine 12 and development of Neryungri Ugol, coal, to third parties. Cyclical and other changes in world market prices of these commodities could affect the results of Evraz's mining activities. Changes in these prices result from factors that are beyond Evraz's control, such as fluctuations in global supply and demand and transportation costs. Prices of these commodities have varied significantly in the past and could vary significantly in the future, and are also positively correlated with demand from steel producers. For example, prices of both iron ore and coking coal have increased significantly in recent years and reached their highest levels since the late 1990s, largely as a result of increasing global demand by steel producers. A decline in the prices of the commodities Evraz sells to third parties could have an adverse effect on its results of operations. A decline in steel prices could also adversely affect Evraz's customers for these commodities, in turn resulting in reduced demand for Evraz's products.

Evraz derived approximately 55% of its total consolidated revenues in 2004 and approximately 57% of its total consolidated revenues in the six months ended 30 June 2005 from sales to customers in Russia. The Russian economy has experienced significantly fluctuating growth rates over the past ten years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 3.7% per year; after the Russian financial crisis in 1998, the economy recovered and grew in real terms at an average rate of approximately 6.9% annually from 2000 to 2004, and grew by 7.1% in real terms in 2004 and by 5.6% in real terms in the first six months of 2005. Production of steel in Russia also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 64 million tonnes in 2004. Similarly, production of iron ore in Russia decreased from 82 million tonnes in 1992 to 71 million tonnes in 1997 before recovering to 93 million tonnes in 2004, and production of coal in Russia decreased from 92 million tonnes in 1990 to 52 million tonnes in 1998, before recovering to 75 million tonnes in 2004. Further, Evraz's steel products in Russia are mainly used in the rail and construction industries, which are particularly vulnerable to general economic downturns. The majority of Evraz's exports are to Asia and the Middle East and the economies of these areas, like Russia's, are relatively volatile. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or in Evraz's principal export markets could result in significantly reduced revenues, thereby materially adversely affecting Evraz's business, financial condition and results of operations.

The steel industry is highly competitive, and Evraz may not be able to compete successfully.

Evraz faces competition from Russian and foreign steel manufacturers. A number of its Russian competitors are undertaking modernisation and expansion plans, which may make them more efficient or

allow them to develop new products. Evraz also faces price-based competition from steel producers in emerging market countries, including Ukraine in particular. Recent consolidation in the steel sector globally has also led to the creation of several large global steel producers, including Arcelor and Mittal Steel. These and many other large international steel companies have greater financial resources and more extensive global operations than Evraz. Moreover, the steel industry has historically suffered from production overcapacity. Increased competition from Russian or international steel producers could result in more competitive pricing, adversely affecting Evraz's results of operations and prospects.

Evraz has grown rapidly in a relatively short period and its strategy foresees continued integration of its steel making and mining operations as well as further acquisitions, but it is not certain that Evraz will be successful in its integration efforts or in identifying suitable acquisition targets.

Evraz has grown rapidly in a short period of time primarily through acquisitions of additional assets, and its strategy is based on its ability successfully to integrate these acquisitions in order to enhance its position as a vertically integrated steel and mining group. Evraz regularly evaluates potential acquisition opportunities and from time to time engages in preliminary discussions with a variety of potential counterparties.

The integration of newly acquired businesses may be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and difficulty in establishing immediate control over cash flows. As a result, the need to integrate recently acquired assets, such as KGOK, Evrazruda and Palini, pending acquisitions such as that of Vitkovice Steel and potential future acquisitions, pose significant risks to Evraz's existing operations, including:

- additional demands placed on Evraz's senior management, who are also responsible for managing Evraz's existing operations;
- increased overall operating complexity of Evraz's business, requiring greater personnel and other resources;
- significant cash expenditures to integrate recent acquisitions;
- incurrence of additional debt to finance acquisitions and higher debt service costs related thereto; and
- the ability to attract and retain sufficient numbers of qualified management and other personnel.

Moreover, Evraz may not be able to identify suitable acquisition targets, and future acquisitions may not be available to Evraz on terms as favourable as in the past. Evraz faces significant competition for potential acquisitions, particularly for mining assets. When making acquisitions it may not be possible for Evraz to conduct a detailed investigation of the nature of the assets being acquired due to, for example, time constraints in making the decision and other factors. Evraz may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

Any failure to conclude acquisitions in the future or successfully to integrate past or future acquisitions could adversely affect Evraz's business, financial condition and results of operations. Moreover, even if Evraz were successful in integrating newly acquired assets and acquiring additional assets, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins.

Evraz faces protective trade restrictions in the export of its steel products.

Evraz faces numerous protective tariffs, duties and quotas that reduce its competitiveness in, and limit its access to, particular markets. Several key steel importing countries currently have import restrictions on steel products or intend to introduce them in the future. For example, the EU has a quota system in place with respect to imports of Russian finished steel products, South Korea currently imposes tariffs on imports of H-beams from Russia, and South Korea and Brazil have announced that they are also considering restrictions on steel imports in order to protect domestic producers. In 1999 China imposed anti-dumping measures on imports of cold-rolled steel from Russia, but allowed them to expire in December 2004.

The United States had a quota system in effect with respect to imports from Russia of pig iron, cold-rolled steel, slabs, zinc-plated sheets and some other products that expired on 12 July 2004. From

March 2002 until December 2003, the United States had implemented safeguard measures in the form of tariffs on most steel products imported into the United States and has retained a licensing and monitoring regime. Depending on market conditions, the United States may in the future impose other trade restrictions.

Most of Evraz's exports of steel products are of semi-finished products, primarily billets and slabs, which generally are not subject to protective measures (including tariffs and quotas) in Evraz's principal historical export markets or in the EU. However, there can be no assurance that these products will not be subject to such protective measures in the future. The introduction of additional protective measures could have an adverse effect on Evraz's business, results of operations and prospects.

Evraz benefits from tariffs and duties imposed on steel that is imported into Russia and that may be eliminated in the future.

Russia has in place import tariffs with respect to certain steel products imported from outside of Russia, excluding certain other CIS countries. These tariffs generally amount to 5% of the value of the products, but also increase to up to 20% of the value for certain higher value-added products. In addition, Russia has in place a temporary 21% countervailing duty on imports of rebars and wire rod from Ukraine, which is currently scheduled to expire in December 2005, and the Government is currently considering a further extension of this duty for an additional two years. On 1 July 2005, the Government imposed a 17.4% anti-dumping duty on channels imported from Ukraine that is currently scheduled to expire in 2008. Evraz believes that it benefits from these tariffs and duties because they prevent subsidised Ukrainian imports from reducing the prices that Evraz can obtain for these products in Russian markets. Evraz's sales in Russia of steel products that are protected by these tariffs and duties accounted for approximately 27% of its sales volume of construction products and approximately 13% of its total sales volume of steel products in 2004. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect Evraz's results of operations and prospects.

In May 2004, Russia and the EU agreed on trade policy measures to be adopted in preparation for Russia's entry into the World Trade Organisation ("WTO") and, according to press reports, Russia may complete its negotiations with other countries to be able to join the WTO by 2007. Russia's future accession to the WTO could negatively affect Evraz's business and prospects, in particular by requiring that Russia lower or remove tariffs and duties on steel products, resulting in increased competition in the Russian steel market from foreign producers. See also "—Increasing tariffs and restructuring in the Russian energy sector could adversely affect Evraz's business".

Estimates of Evraz's mining reserves are subject to uncertainties.

The estimates concerning Evraz's iron ore and coal reserves contained in this Prospectus are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserves estimates. In addition, it may take many years from the initial phase of drilling and exploration before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of iron ore or coal.

In addition, some of Evraz's ore deposits have not yet been evaluated in accordance with international methodologies. Information relating to Evraz's iron ore and coal in these deposits has been prepared on the basis of Russian reserves methodologies, which differ significantly from international methodologies and the standards applied by the United States Securities and Exchange Commission, among others. See "Description of Business—Mining Business—Ore Reserves".

Evraz's mining operations are subject to mining risks, and Evraz may not maintain sufficient insurance in respect of these mining and other operational risks.

Evraz's mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with Evraz's open-pit mining operations include:

- flooding of the open pit;
- collapses of the open-pit wall;

- accidents associated with the operation of large open-pit mining and rock transportation equipment;
- accidents associated with the preparation and ignition of large-scale open-pit blasting operations;
- production disruptions due to weather; and
- hazards associated with the disposal of mineralised waste water, such as groundwater and waterway contamination.

Hazards associated with Evraz's underground mining operations include:

- underground fires and explosions, including those caused by flammable gas;
- cave-ins or ground falls;
- discharges of gases and toxic chemicals;
- flooding;
- sinkhole formation and ground subsidence; and
- other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

Evraz is at risk of experiencing any or all of these hazards. For example, on 18 May 2005, a methane gas explosion occurred at Mine 12, as a result of which one miner was killed and ten were injured. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for Evraz. The liabilities resulting from any of these risks may not be adequately covered by insurance, and no assurance can be given that Evraz will be able to obtain additional insurance coverage at rates it considers to be reasonable. Evraz may therefore incur significant costs that could have a material adverse effect upon its business, results of operations and financial condition.

Evraz's business could be adversely affected if it fails to obtain or renew necessary licenses or fails to comply with the terms of its licenses.

Evraz's business depends on the continuing validity of its licenses, the issuance to it of new licenses and its compliance with the terms of its licences, including subsoil licenses for Evraz's mining operations in Russia. Evraz's subsoil licences currently expire in the period from 2013 to 2017. Regulatory authorities exercise considerable discretion in the timing of licence issuance and renewal and in monitoring compliance by licencees with licence terms. These authorities may impose costly and/or time-consuming requirements that may result in delays in the commencement or continuation of exploration or production operations. Moreover, legislation on subsoil rights remains internally inconsistent and vague, and the acts and instructions of licencing authorities and procedures by which licences are issued are often arguably inconsistent with legislation.

In certain circumstances, state authorities in Russia may seek to interfere with the issuance of licences, for example by initiating legal proceedings where the issuance of a licence may allegedly violate the civil rights or legal interests of a person or legal entity. The licencing process may also be influenced by outside commentary, political pressure and other extra-legal factors. In the case of subsoil licenses, unsuccessful applicants may bring direct claims against the issuing authorities that the licence was issued in violation of applicable law or regulation. If successful, such proceedings and claims may result in the revocation or invalidation of the licence. Accordingly, licences that Evraz requires may be invalidated or may not be issued or renewed. Licences that are issued or renewed may not be issued or renewed in a timely fashion or may involve conditions that restrict Evraz's ability to conduct its operations or to do so profitably.

As part of their obligations under licencing regulations and the terms of their licences, the Company's Russian subsidiaries (and Russian affiliates such as Raspadskaya) are also required to comply with numerous industrial standards, maintain production levels, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor Evraz's operations, maintain appropriate filings and, upon request, submit appropriate information to licencing authorities, which are entitled to control and inspect their activities. In most cases, a licence may be suspended or terminated if the licensee does not comply with the "significant" or "material" terms of the licence. However, the Ministry of Natural Resources of the Russian Federation has not issued any interpretive guidance on the meaning of

"significant" or "material" terms of licences. Court decisions on the meaning of these terms have been inconsistent and, under Russia's civil law system, do not have significant value as precedents for future judicial proceedings. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used arbitrarily to challenge the rights of subsoil licencees. As a result, while Evraz seeks to comply with the terms of its subsoil licences and believes that it is currently in material compliance with the terms of such licences, there can be no assurance that its licences may not be suspended or terminated. In the event that the licencing authorities in Russia discover a material violation by a subsidiary of the Company, such company may be required to suspend its operations or to incur substantial costs in eliminating or remedying the violation, which could have an adverse effect on Evraz's business or results of operations.

Any or all of these factors may affect Evraz's ability to obtain, maintain or renew necessary licences. If Evraz is unable to obtain, maintain or renew necessary licences or is only able to obtain or renew them with newly-introduced material restrictions, it may be unable to benefit fully from its reserves and its results of operations and prospects could be materially adversely affected.

Evraz will require significant amounts of cash to fund its capital investment programme, and Evraz's ability to generate cash or obtain financing depends on many factors beyond Evraz's control.

Evraz plans to make significant capital investments in its production facilities in the next five years. In particular, certain of the production facilities at NTMK and ZapSib were commissioned in the 1940s, 1950s or 1960s, and some of the production facilities at NKMK were commissioned in the 1930s. As a result of their age, parts of these facilities require significant investment in upgrades, maintenance or replacement. See "Description of Business—Steel Business—Production Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements". Total capital expenditures from the second half of 2005 through 2010, excluding Palini and Vitkovice Steel, are expected to be approximately U.S.$950 million and are expected to be funded both from cash flow from operating activities and external sources, including long-term unsecured bank facilities insured by relevant export credit agencies, long-term syndicated facilities and the proceeds from the issuance of the Notes. Evraz has not yet completed an evaluation of capital expenditure requirements at Palini and Vitkovice Steel. It is possible that these sources of financing may not be available in the future in the amounts Evraz requires or at an acceptable cost, for reasons including, without limitation, the unavailability of external financing sources; changes in the terms of existing financing arrangements; pursuit of new business opportunities or significant additional investment in existing businesses; fluctuations in the Russian or global steel markets; and regulatory developments. If these sources of financing are not available in the future in the amounts Evraz requires or at an acceptable cost, Evraz may not be able to make some or all of its planned capital expenditures in the amounts Evraz requires or at an acceptable cost. The unavailability or high cost of financing could have a material adverse effect on Evraz's ability to make its anticipated capital expenditures, and on its business and prospects.

Some transactions between the Company's Russian subsidiaries and their interested parties, affiliates and other members of the Evraz group require the approval of disinterested directors or disinterested shareholders.

The Company owns less than 100% of the shares in most of its indirect subsidiaries, including NTMK, ZapSib and KGOK, all of which are incorporated in Russia. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with other companies in Evraz's consolidated group and affiliates of Evraz that may be considered "interested party transactions" under Russian law, requiring approval by a majority vote of the "independent disinterested directors" or of the "disinterested shareholders", in advance of a particular transaction. In particular, NTMK, ZapSib and NKMK rely to a large extent on the supply of raw materials from related parties, including Raspadskaya, Evrazruda, KGOK and VGOK, and sales to Ferrotrade Limited.

Russian law requires a joint stock company that enters into transactions with certain related persons that are sometimes referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" means: (i) any member of the board of directors or the collegiate executive body of the company, (ii) the chief executive officer of the company (including a managing organisation or hired manager), (iii) any person who, together with its affiliates, owns at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory

instructions to the company. A transaction with the company is an "interested party transaction" if any of the above listed persons, or a close relative or affiliate of such person, is, in each case:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- a member of a governing body of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organisation of such company; or
- in other cases stipulated by law or the company's charter.

Due to the way in which the Russian law on interested party transactions is drafted, the special approval procedures that apply to interested party transactions also apply to transactions between entities within a consolidated group such as Evraz. The failure to obtain necessary approvals for transactions between the Company's Russian subsidiaries could result in the invalidation of such transactions and adversely affect Evraz's business.

In addition, the concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons", which are subject to many different interpretations under Russian law. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. Evraz cannot be certain that its compliance with these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to Evraz's business. Though Evraz generally seeks to obtain the required approvals for interested party transactions, in some cases, as a practical matter, it may not be able to obtain them. Failure to obtain the necessary approvals for transactions between the Company's Russian subsidiaries or any successful challenge to such transactions could result in the invalidation of such transactions and could have a material adverse effect on the business, financial condition, results of operations or prospects of Evraz.

Evraz is controlled by two beneficial owners whose interests could conflict with those of the Noteholders.

The Company is controlled by Mr. Alexander Abramov, the Company's Chief Executive Officer and Chairman of its Board of Directors, and, to a lesser extent, Mr. Alexander Frolov, Evraz's Managing Director Corporate and a member of the Company's Board of Directors. As a result of their controlling interests in Evraz, Mr. Abramov and, to a lesser extent, Mr. Frolov, have the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, increasing or decreasing the authorised share capital of the Company (and disapplying pre-emptive rights), the election of directors, declaration of dividends, the appointment of management and other policy decisions. The interests of the controlling beneficial owners could also at times conflict with the interests of Noteholders. For example, the Company's subsidiaries have engaged in and continue to engage in transactions with related parties, including parties that are under common control with Evraz, such as procuring supplies of raw materials such as coking coal and acquiring assets such as Evrazruda. Although Evraz has in the past sought and continues to seek to conclude all related party transactions on an arm's-length basis, and the Company has adopted procedures for entering into transactions with related parties, conflicts of interest may arise between Evraz, its affiliates and the Company's principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces. See "Directors and Management—Corporate Governance" and "Related Party Transactions". Any such conflict of interest could adversely affect Evraz's business, financial condition and results of operations, and therefore the value of an investment in the Notes could be adversely affected.

Evraz's competitive position and future prospects are heavily dependent on its controlling beneficial owners' and senior management's experience and expertise.

The involvement in Evraz's management of Evraz's controlling beneficial owners, who serve as its Chairman and Chief Executive Officer and Managing Director Corporate, respectively, has been, and Evraz believes will continue to be, important in the pursuit and implementation of Evraz's strategy. However, there can be no assurance that they will remain controlling shareholders or continue to make

their services available to Evraz in the future. Evraz's business could suffer if either or both of these controlling beneficial owners ceased to participate actively in its management.

In addition to the significant role in Evraz's management played by its controlling beneficial owners, Evraz's ability to maintain its competitive position and to implement its business strategy is dependent to a significant extent on the services of its senior management team, and in particular on its Managing Director Corporate, Chief Financial Officer and Commercial Director. Evraz depends on its current senior management for the implementation of its strategy and the operation of its day-to-day activities, and personal connections and relationships of members of senior management are important to the conduct of its business. However, there can be no assurance that these individuals will continue to make their services available to Evraz in the future. Evraz also does not maintain key personnel life insurance covering any of its senior managers.

The loss or diminution in the services of members of Evraz's senior management team or an inability to attract and retain additional senior management personnel could have a material adverse effect on Evraz's business, financial condition, results of operations or prospects. Moreover, competition in Russia for personnel with relevant expertise is intense due to the relatively small number of available qualified individuals, and therefore Evraz's ability to retain its existing senior management and attract additional suitably qualified senior management personnel may be limited. As a result of these factors, the departure of key members of management could have a material adverse effect on the business, results of operations or prospects of Evraz.

If the Russian Federal Antimonopoly Service were to conclude that Evraz acquired or created a new company in contravention of antimonopoly legislation or were to increase the level of control it exerts over certain of Evraz's operations, Evraz could face administrative sanctions, be required to divest certain assets or be subject to limitations in its operating flexibility.

Evraz's business has grown substantially through the acquisition and founding of companies incorporated and operating in the Russian Federation, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service (the "FAS") or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. Some of the Company's Russian subsidiaries are included in the register of entities holding market shares in excess of 35% in a particular product market that is maintained by the FAS. An entity included in the register that holds a market share in excess of 65% in a particular product market is presumed to hold a dominant position in such market and is prohibited from abuse of this position. Several of the Company's Russian subsidiaries have market shares in excess of 65% in certain product markets, including, among other products, ZapSib in respect of certain types of reinforced steel, NTMK in respect of H-beams, channels, tyres and wheels, NKMK in respect of rails and KGOK in respect of high-vanadium content iron ore. See "Regulatory matters—Antimonopoly Regulation". While Evraz believes that it has complied with applicable regulations of the FAS (and its predecessor agencies), the legislation and regulations with respect to such matters are vague in certain parts and subject to varying interpretations, and there can be no assurance that the FAS will not conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and competition has been reduced as a result. Any such finding could result in the imposition of administrative sanctions or require the divestiture of such newly acquired or created company or other assets, adversely affecting Evraz's business, results of operations and prospects.

Evraz's acquisitions of certain assets have also been subject to various conditions imposed by the FAS. For example, the FAS has ordered Evraz not to reduce the production volumes of rails at NTMK and NKMK, of H-beams and channels at NTMK and ZapSib and high-vanadium iron ore, sinter and pellets at KGOK. The FAS has also ordered Evraz not to discriminate against purchasers of these products as well as customers of Nakhodka Commercial Sea Port as compared to its internal customers. Evraz must also provide certain information to the FAS about its production volumes and increases in the prices of these products on a regular basis. While Evraz believes that it is currently in compliance with the requirements established by the FAS with respect to its operations, there can be no assurance that it will be able to remain in compliance in the future or that its past conduct will not be challenged. For example, the FAS recently ordered Eurocement Group to reduce its prices for cement to a fair market level and to transfer approximately RUR1.9 billion to the Russian federal budget as disgorgement of income earned in violation of Russian antimonopoly laws. In addition, for the next five years, Eurocement Group is prohibited from raising its cement prices without giving the FAS prior notification. While Eurocement

Group is currently challenging this order, there can be no assurance that FAS will not seek to place similar restrictions on other companies, including the Company's Russian subsidiaries. These requirements imposed by the FAS, or any changes to these requirements, such as limitations on further acquisitions or specific pricing requirements, or on the ability of Evraz to adjust its production and pricing to respond to changed market conditions, could have an adverse effect on the results of operations and prospects of Evraz.

In the event that the title to any company acquired by Evraz through privatisation, bankruptcy sale or otherwise is successfully challenged, Evraz may lose its ownership interest in that company or its assets.

Almost all of Evraz's steel making and mining assets in Russia consist of companies that have been privatised or that Evraz acquired through bankruptcy proceedings or directly or indirectly from others who acquired them through privatisation or bankruptcy proceedings, and Evraz may seek to acquire additional companies in Russia that have been privatised or that have undergone bankruptcy proceedings.

Most of the Company's principal Russian subsidiaries are companies that have been privatised. Privatisation legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other elements of Russian legislation. As a result, many privatisations in Russia are arguably deficient and may be subject to challenge, at least on technical grounds, including through selective action by governmental authorities motivated by political or other extra-legal considerations. In July 2005, the statute of limitations for challenging transactions entered into in the course of a privatisation in Russia was reduced from ten years to three years.

In addition, Evraz acquired assets of Kuznetsk Iron and Steel Plant ("KMK") through a bankruptcy auction process, and some other subsidiaries, including NTMK, ZapSib, and KGOK, were subject to bankruptcy proceedings prior to being acquired by Evraz. The regulations relating to Russian insolvency proceedings are cumbersome and it may be difficult to be in full compliance with such regulations.

Evraz has also been named in litigation filed in the United States District Court for the District of Delaware and the Delaware Chancery Court that challenges certain aspects of events relating to KGOK's insolvency proceedings and Evraz's subsequent acquisition of KGOK, and in June 2005 the same plaintiffs initiated proceedings in Luxembourg, seeking to arrest Evraz's shares in KGOK. In these proceedings, the plaintiffs have alleged that they lost control of KGOK as a result of fraud, extortion, bribery and false bankruptcy proceedings that purportedly occurred between 1999 and 2003 (prior to Evraz's acquisition of control over KGOK), and that Evraz was owned or controlled by one or more of the other defendants in the matter (which is incorrect). Evraz and the other defendants are currently seeking dismissal of the claims that have been brought in courts in Delaware on various grounds. The proceedings against Evraz in Luxembourg were dismissed in July 2005. Evraz acquired its shares in KGOK through transactions mediated by an experienced market intermediary, and received from the sellers the limited representations and warranties that are customary in the Russian market in respect of the shares it acquired. Evraz's management believes that the plaintiffs' claims against Evraz are without merit. See "Description of Business—Legal Proceedings".

While Evraz believes that it has complied with applicable legislation and regulations with respect to the acquisitions of its assets, and that such assets were privatised in accordance with applicable legislation, if any of such acquisitions or privatisations were challenged as having been improperly conducted and Evraz were unable successfully to defend its acquisition or the legitimacy of such privatisations, Evraz may lose its ownership interests, which could materially adversely affect its business and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include domestic and international transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (greater than 20%) price fluctuations. Transfer pricing rules also apply to transactions involving securities and derivatives, and the rules applicable to such transactions may be more complex and restrictive than with respect to other transactions.

Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Moreover, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. While members of the consolidated Evraz group engage in numerous transactions between related parties, Evraz seeks to conduct such transactions based on prices at which Evraz believes unrelated parties could conduct similar transactions, which Evraz believes is the market price. However, it is not always possible to determine a relevant market price, and the view of Russian tax authorities as to what constitutes an appropriate market price may differ from Evraz's position. As a result, Russian tax authorities may challenge Evraz's prices in such transactions and propose price adjustments. If any such price adjustments were upheld by the Russian courts and implemented, Evraz could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have an adverse effect on Evraz's financial condition and results of operations. See also "—Risks Relating to the Russian Federation—Legislative and Legal Risks—Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the Notes".

Evraz depends on the Russian railroad network for the transportation of mining and steel products, and the Russian railroad network is also the major purchaser of Evraz's railway products.

Railway transportation is Evraz's principal means of transporting raw materials and steel products to its facilities and to customers, as well as to ports for onward transportation overseas. Moreover, Evraz's production facilities are located at a greater distance from their primary markets and seaports than are many of Evraz's competitors. As a result, Evraz's transportation costs are generally higher than those of its competitors. For example, while two of Evraz's major Russian competitors, Severstal and Novolipetsk Iron and Steel Works ("NLMK"), ship their products to export markets via Baltic sea ports that are located relatively close to their major production facilities, Evraz ships most of its products for export via sea ports in Russia's Far East (primarily Nakhodka Commercial Sea Port and Vladivostok) that are comparatively more distant from its production facilities. As a result, increases in transportation costs may adversely affect Evraz's ability to compete successfully both on the Russian and export markets. Currently, the Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. Moreover, in 2003, legislation was enacted which sets out the framework for privatisation of certain state-owned railway enterprises, and in 2004 the assets of these enterprises were contributed into the share capital of a state-owned company, Russian Railways. If the privatisation of Russian Railways or other factors were to result in increased railway transport costs, Evraz's results of operations could be materially adversely affected. While Evraz believes that its position as the leading supplier of railway products to Russian Railways has in the past enabled it to increase the prices of its finished railway products to offset increases in transportation costs associated with these products, there can be no assurance that Evraz will be able to engage in such price increases in the future or that any such increases will be sufficient to offset increases in transportation tariffs.

In addition, Russian rolling stock is generally in a poor state of repair. While Evraz owns and leases railcars, and rents additional railcars, in order to reduce its dependence on rolling stock owned by Russian Railways, such assets are sufficient for only a portion of Evraz's total transportation requirements. The failure of Russian Railways to upgrade its rolling stock within the next few years could result in a shortage of available working rolling stock, a disruption in transportation of Evraz's raw materials and products and cause rail tariffs to increase. Any such occurrences could adversely affect Evraz's results of operations and prospects.

Evraz also sells most of its railway products to Russian Railways. Sales to Russian Railways accounted for approximately 17% of Evraz's total sales volume of steel products in Russia and the CIS in each of 2004 and the six months ended 30 June 2005, and approximately 7% of Evraz's total consolidated revenues in each of 2004 and the six months ended 30 June 2005. While demand from Russian Railways for railway products has generally been consistent over the last five years, any reduction in Russian Railways' investment budget, the introduction of requirements to decrease the purchase prices of railway products or the potential entry of new producers into the market for railway products could have an adverse effect on Evraz's results of operations and prospects.

More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may have a significant negative effect on Evraz's operating results.

Evraz's operations and properties are subject to environmental, health and safety and other laws and regulations in the jurisdictions in which it operates, principally in Russia. For instance, Evraz's operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulphur oxide, sulphuric acid, sulphates, phenicols and sludges (including sludges containing chrome, copper, nickel and zinc). The discharge, storage and disposal of such hazardous waste is subject to environmental regulations, including some that require the clean-up of contamination and reclamation. Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable.

Under current Russian environmental legislation, Evraz must make payments for air and water discharges as well as waste which are within specified limits as well as make increased payments for discharges and waste in excess of these limits.

Though it has been enhanced since the Soviet era, environmental legislation in Russia is generally weaker and less stringently enforced than in the EU or the United States. More stringent standards may be introduced or enforcement increased in Russia in the future. In addition, based on the existing regulatory environment, as of 30 June 2005 Evraz had made provisions of U.S.$19.3 million for site restoration activities to be conducted at its mining facilities and U.S.$488,000 associated with the reclamation of land at its steel mills, and as of 31 December 2004 Evraz had made provisions of U.S.$18.6 million for site restoration activities to be conducted at its mining facilities and U.S.$481,000 associated with the reclamation of land at its steel mills. Any change in the current regulatory environment could result in actual costs and liabilities for which Evraz has not provided or planned. Moreover, in the course of, or as a result of, an environmental investigation, regulatory authorities in Russia can issue an order reducing or halting production at a facility that has violated environmental standards. In the event that production at one of Evraz's facilities were to be partially or wholly prevented due to this type of sanction, its business could suffer significantly and its operating results would be negatively affected.

Furthermore, the implementation of the Kyoto Protocol to the United Nations Framework Convention on Climate Change from February 2005 may impose new and/or additional rules or more stringent environmental norms. Complying with any such requirements may entail additional capital expenditures or modifications in operating practices. The impact on Evraz will depend on, among other factors, the base level against which permissible levels of emissions are to be measured and the allocation of quotas for such emissions, which is currently uncertain.

In addition, Evraz has generally not been indemnified against environmental liabilities or any required land reclamation expenses of Evraz's acquired businesses that arise from activities that occurred prior to the acquisition of such businesses.

Fluctuations in the value of the rouble against the U.S. dollar may materially adversely affect Evraz's results of operations.

Evraz's presentation currency is the U.S. dollar. Evraz's products are typically priced in roubles for Russian and CIS sales and in U.S. dollars for international sales, and Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in roubles, while other costs, such as interest expense, are incurred in roubles, U.S. dollars and euro. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The rouble appreciated in real terms against the U.S. dollar by 4.2% in the first half of 2005, 13.6% in 2004, 15.0% in 2003 and 6.0% in 2002, according to the CBR. However, in recent years the effect of the real appreciation of the rouble against the U.S. dollar has been more than offset by increased prices for Evraz's steel products, both in Russia and internationally. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Results of Operations for the Six Months ended 30 June 2005 and 2004", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Years ended 31 December 2004, 2003 and 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Inflation". Further real appreciation of the rouble against the U.S. dollar may materially adversely affect Evraz's financial condition and results of operations.

In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar has a similar effect when the income statements of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the rouble against the U.S. dollar depreciated by 7.0% in nominal terms during 2002, appreciated by 2.2% and 6.5% in nominal terms in 2003 and 2004, respectively, and depreciated by 3.3% in nominal terms in the first half of 2005, according to the CBR.

Sustained periods of high inflation could adversely affect Evraz's business.

Most of Evraz's production activities are located in Russia, and the majority of Evraz's direct costs are incurred in Russia. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0% and in 2004 was 11.7%, Evraz tends to experience inflation-driven increases in certain of its costs, such as salaries, that are linked to the general price level in Russia. However, Evraz may not be able to increase the prices that it receives for its products sufficiently in order to preserve operating margins, particularly in the case of Evraz's export sales, when such inflation is accompanied by real appreciation of the rouble against the U.S. dollar. Accordingly, high rates of inflation in Russia could increase Evraz's costs and decrease Evraz's operating margins.

Increasing tariffs and restructuring in the Russian energy sector could adversely affect Evraz's business.

In 2004, Evraz's Russian operations purchased approximately 7,903 million kWh of electricity, representing approximately 92% of their requirements, from local subsidiaries of RAO UES ("UES"), the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. Moreover, according to the Russian Energy Strategy that was approved by the Russian government in 2003, electricity tariffs for industrial users are to reach 3.2-3.6 U.S. cents per kWh by 2006. In 2004, Evraz's average cost of electricity was 2.7 U.S. cents per kWh, and 2.9 U.S. cents per kWh in the six months ended 30 June 2005. Assuming a price of 3.6 U.S. cents per kWh in 2004, Evraz's Russian operations would have incurred approximately U.S.$103 million in additional costs in 2004, and U.S.$27.8 million in the six months ended 30 June 2005. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. Evraz has instituted a programme to increase the proportion of its electricity requirements that it generates from internal sources and to seek more favourable pricing on the electricity that it purchases from outside suppliers. See "Description of Business—Steel Business—Raw Materials". As part of this strategy, Evraz may seek to acquire generating assets in the restructuring of the Russian power sector referred to above. However, if Evraz is required to pay higher prices for electricity in the future, its costs will rise and its business and prospects could be adversely affected.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at Evraz's facilities, from subsidiaries of OAO Gazprom ("Gazprom"). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government, and have been rising over the last few years. The average price for industrial consumers in Russia was approximately RUR873 (approximately U.S.$30.45) per thousand cubic metres in 2004, an increase of approximately 65% from 1 February 2002. The average natural gas price for industrial consumers increased a further 22% from 1 January 2005 to RUR1,064 (approximately U.S.$37.11) per thousand cubic metres. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, helping to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement on Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to U.S.$37-42 per thousand cubic metres for natural gas by 2006 and to U.S.$49-57 per thousand cubic metres by 2010. Assuming a price of U.S.$42 per thousand cubic metres in 2004, Evraz's Russian operations would have incurred approximately U.S.$19 million in additional costs. If Evraz is required to pay a higher price for natural gas, its costs will rise and its results of operations and prospects could be adversely affected.

Evraz's accounting systems and internal controls may be inadequate to ensure timely and accurate financial reporting, and any such shortcomings in these systems could have a material adverse affect on Evraz's business, financial condition and results of operations and thus on the value of the Notes.

Evraz's system of internal control over financial reporting is not designed for the preparation of consolidated IFRS financial statements. For example, Evraz does not have integrated information systems; each subsidiary has its own accounting platform and chart of accounts. Evraz's Russian subsidiaries prepare separate financial statements under Russian accounting standards for statutory purposes. The preparation of IFRS consolidated financial statements is a manual process that involves, first, the transformation of the statutory financial statements of Evraz's subsidiaries into IFRS financial statements through accounting adjustments and, second, a consolidation of all subsidiaries financial statements. This process is complicated and time-consuming, and it requires significant attention from Evraz's senior accounting personnel at its corporate headquarters and subsidiaries.

Evraz has taken, and continues to take, steps to improve its accounting systems and internal controls, including the development and documentation of control procedures over the financial statements closing process and hiring additional qualified personnel in the area of financial reporting. Despite these steps, and in light of Evraz's past and planned growth through acquisitions, Evraz may not be able to detect or prevent a material misstatement of its annual or interim IFRS consolidated financial statements or to ensure that its IFRS consolidated financial statements are prepared in a timely manner in accordance with the requirements of the London Stock Exchange, on which the Company has listed global depositary receipts ("GDRs") representing interests in its shares, the Conditions of the Notes, or otherwise.

Evraz depends on key accounting staff for the preparation of IFRS financial information. These persons may leave the group, which could disrupt Evraz's ability to timely and accurately report IFRS financial information and have an adverse effect on Evraz's business and the value of the Notes.

The preparation of Evraz's IFRS financial information is a difficult task requiring IFRS-experienced accounting personnel at each of Evraz's principal subsidiaries and at its Moscow corporate offices. However, only a small number of accounting personnel with IFRS expertise are available in Russia. Moreover, there is an increasing demand for such personnel as more Russian companies begin to prepare financial statements on the basis of IFRS or other international standards. Such competition, combined with the remote locations of the Company's Russian subsidiaries, which such personnel may not find suitable in comparison to other opportunities, makes it difficult for Evraz to hire and retain such personnel, and Evraz's key accounting staff may leave Evraz. Any inability to hire or retain qualified accounting staff could adversely affect Evraz's business and the value of the Notes.

The Company's subsidiaries in Russia are in many cases the largest employers in their respective regions, and as a result Evraz may be limited in its ability to make rapid and significant reductions in numbers of its employees.

The Company's subsidiaries are in many instances the largest employers in the cities in which they operate, for example NTMK in Nizhny Tagil, ZapSib and NKMK in Novokuznetsk and KGOK in Kachkanar. While Evraz does not have any specific legal social obligations or responsibilities with respect to these regions, its ability to effect alterations in the numbers of its employees may nevertheless be subject to political and social considerations. Any inability to make planned reductions in numbers of employees or other changes to Evraz's operations in such regions could have an adverse effect on its results of operations and prospects.

The Company or its non-Russian subsidiaries could be deemed to be tax residents of Russia, adversely affecting Evraz's business, financial condition and results of operations.

The Company and its subsidiaries incorporated outside of Russia are generally considered to be non-residents of Russia for tax purposes. Though Evraz believes that it conducts its operations in accordance with applicable requirements, there can be no assurance that Russian tax authorities will not deem the Company or any such non-Russian subsidiaries to have a permanent establishment in Russia as a result of the exercise of management and control from within Russia, for example by virtue of the location of Evraz's corporate headquarters activities in Russia. There are instances where foreign companies that perform holding or finance functions and are managed and controlled from Russia have been challenged by Russian tax authorities as having a permanent establishment in Russia. Such a challenge with respect to Evraz could result in the Company or one or more of its non-Russian subsidiaries being subject to Russian

profits tax computed under Russian tax principles and Russian income tax withholding being assessed on dividend, interest and other similar payments paid from such companies. Such occurrences could increase Evraz's tax liabilities and adversely affect Evraz's business and results of operations and the value of the Notes.

Changes in the application or interpretation of the Cypriot tax system could materially adversely affect Evraz's business and the value of the Notes.

All of the Company's subsidiaries are held indirectly through the Company's wholly-owned subsidiary Mastercroft, which is incorporated in Cyprus. Cyprus became a member of the European Union on 1 May 2004, as a result of which it has harmonised its legislation with European Union directives and guidelines and has reformed its tax system. Moreover, as a result of its accession to the European Union, Cyprus will adhere to decisions of the European Court of Justice and any amendments to, or newly introduced, European Union directives with respect to taxation. Such judicial decisions and legislative changes may adversely affect the tax treatment of Evraz's Cypriot subsidiaries and of transactions with such Cypriot companies.

In addition, in accordance with Cypriot income tax laws, a company is tax resident in Cyprus if its management and control is exercised in the Republic of Cyprus. There is no definition in the Cyprus income tax laws as to what constitutes management and control. Evraz has received advice that the Cyprus tax authorities follow the OECD model convention with respect to taxes on income and capital, which refers to a "place of effective management". The commentary on that model convention states: "The place of effective management is the place where key management and commercial decisions that are necessary for the conduct of the entity's business are in substance made. The place of effective management will ordinarily be the place where the most senior person or group of persons (for example a board of directors) makes its decisions, the place where the actions to be taken by the entity as a whole are determined; however, no definitive rule can be given and all relevant facts and circumstances must be examined to determine the place of effective management. An entity may have more than one place of management, but it can have only one place of effective management at any one time". Based on this definition, management and control may be considered to be exercised where the board of directors of a company meets and makes decisions. A company that is tax resident in Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the double-taxation treaty with Russia. In addition, an EU parent company may be able to claim tax benefits under European Union tax directives with respect to dividends paid from Cypriot resident companies or gains from the sale of shares in Cypriot resident companies.

In the event the tax residency of a company incorporated in Cyprus is challenged, such Cypriot company would be required to establish that it is managed and controlled from Cyprus. If the tax residency of any of the Company's Cypriot subsidiaries, including Mastercroft, were to be challenged and Evraz was unable to establish that such company qualified as a Cypriot tax resident, such company could be subject to tax in its place of tax residency and would be unable to make use of the Cypriot tax treaty network. If the relevant Cypriot company is not tax resident in a European Union member state, tax benefits under the EU tax directives referred to above may be restricted or eliminated.

Adverse changes in the application or interpretation of Cypriot tax law, or a finding that a subsidiary of the Company that is incorporated in Cyprus does not qualify as a Cypriot tax resident or for tax treaty based benefits, may significantly increase Evraz's tax burden and adversely affect its financial condition and results of operations.

RISKS RELATING TO THE NOTES AND THE TRADING MARKET

Payments under the Notes are structurally subordinated to existing indebtedness of the Company's subsidiaries, and these subsidiaries may incur further such indebtedness in the future.

The obligations of the Company and the Guarantor under the Notes and the Guarantee are structurally subordinated to the existing obligations of the Company's other subsidiaries. In addition, subject to certain limitations set forth in the Conditions, the Company and its subsidiaries may be able to incur substantial additional debt in the future, including debt that may be secured or structurally senior to the Notes. Any such additional debt incurred by the Company's subsidiaries other than the Guarantor would be structurally senior to the obligations of the Company and the Guarantor under the Notes and the Guarantee. Secured indebtedness of the Company or the Guarantor or any of their respective subsidiaries

may also rank effectively senior to the obligations of the Company and the Guarantor under the Notes and the Guarantee, respectively. As of 30 June 2005, Evraz's consolidated indebtedness (consisting of long-term and short-term interest bearing loans) that was structurally senior to the Company's and Guarantor's obligations under the Notes and the Guarantee amounted to U.S.$1,409.2 million, representing substantially all of Evraz's consolidated indebtedness at such date. Of Evraz's consolidated indebtedness as of 30 June 2005, approximately U.S.$786 million (approximately 56% of Evraz's consolidated indebtedness) consisted of secured borrowings that are effectively senior to the obligations of the Company and the Guarantor under the Notes and the Guarantee. The incurrence of additional indebtedness by Evraz, including secured indebtedness, may have a material adverse effect on the value of an investment in the Notes.

In addition, the Company and the Guarantor depend upon payments from their subsidiaries to make payments on the Notes or the Guarantee, as the case may be. The subsidiaries of the Company and the Guarantor are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or the Guarantees or to make any funds available for these purposes, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the Notes. Any right that the Company or any Guarantor has to receive any assets of such an operating subsidiary upon the liquidation or reorganisation of such a subsidiary, and the consequent right of holders of Notes to realise proceeds from the sale of such a subsidiary's assets, may be effectively subordinated to claims of that subsidiary's creditors, including trade creditors and holders of debt issued by that subsidiary.

The lack of a public market for the Notes could reduce the value of an investment in the Notes.

There may not be an existing market for the Notes at the time they are issued. The Notes are expected to be listed on the Official List of the U.K. Listing Authority and admitted to trading on the Regulated Market of the London Stock Exchange. However, there can be no assurance that a liquid market will develop for the Notes, that holders of the Notes will be able to sell their Notes, or that such holders will be able to sell their Notes for a price that reflects their value.

The Conditions include certain restrictions on Evraz's operations that may have a material adverse effect on Evraz's business, financial condition, results of operations or prospects.

The Conditions will, among other things, restrict, with certain exceptions, the ability of the Issuer and the Guarantor to (i) incur liens; (ii) incur indebtedness; (iii) engage in transactions with affiliates; (iv) sell assets; and (v) undertake certain mergers and similar transactions. In addition, the conditions of notes issued by Evraz Securities S.A. due in 2006 and 2009 (the "2006 Notes" and "2009 Notes", respectively) and guaranteed by Mastercroft, NTMK, ZapSib, NKMK, KGOK and Ferrotrade Limited restrict, up to their respective scheduled redemption dates, with certain exceptions, the ability of the Issuer and the Guarantors and their respective Material Subsidiaries (as defined in the Terms and Conditions of the 2006 Notes and the 2009 Notes) to (i) incur liens; (ii) incur indebtedness; (iii) engage in transactions with affiliates; (iv) sell assets; and (v) undertake certain mergers and similar transactions.

Although these restrictions are intended to preserve the creditworthiness of the Notes, as well as of the 2006 Notes and the 2009 Notes, they may also hinder the ability of Evraz to implement its business strategy and could have a material adverse effect on Evraz's business, financial condition, results of operations or prospects.

To the extent that Evraz does not comply with the terms and conditions of the Notes, the 2006 Notes, the 2009 Notes or any other indebtedness and is not able to obtain a waiver, the relevant indebtedness (including the Notes) as well as other indebtedness may become immediately repayable. Any such acceleration of Evraz's indebtedness would have a material adverse effect on its business, financial condition, results of operations and prospects.

The Notes may be subject to prepayment.

In the event that the Issuer is obliged to increase the amounts payable under the Notes including in the event that any tax is or becomes applicable to such payments, the Issuer may, at its option, prepay the Notes. If the Issuer redeems the Notes under such circumstances, the redemption prices will be equal to 100% of the principal amount of the Notes plus any accrued interest and additional amounts due. See "Conditions of the Notes—Redemption and Purchase—Redemption for Taxation Reasons". The Issuer may also redeem the Notes, in whole or in part, at any time on at least 30 days' notice but not more than 60 days' notice to Noteholders at their principal amount plus Applicable Premium (as defined in Condition 20 (*Definitions*)) together with accrued interest to the redemption date (see Condition 8.3 (*Redemption at Make-Whole*)).

Tax might be withheld on disposition of the Notes in Russia, thereby reducing their value.

If a non-resident Noteholder that is a legal entity or organisation sells the Notes and receives proceeds from a source within Russia, the part of the payment, if any, representing accrued interest may be subject to a 20% withholding tax in Russia, subject to double tax treaty relief. Where proceeds from a disposition of the Notes are received from a source within Russia by an individual non-resident Noteholder, a withholding tax is imposed at a rate of 30% on gross proceeds from such disposal of the Notes less any available cost deduction. The imposition or possibility of imposition of these withholding taxes could adversely affect the value of the Notes.

RISKS RELATING TO THE RUSSIAN FEDERATION

Political and Social Risks

Political and governmental instability could adversely affect the value of the Notes.

Since 1991, Russia has moved from a one-party state with a centrally-planned economy to a federal republic with democratic institutions and a market-oriented economy, but the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatisations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. The course of political, economic and other reforms has in some respects been uneven, and the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. During his term as president, President Putin has generally maintained governmental stability. In addition, the elections to the lower house of the legislature, the State Duma, in December 2003 resulted in a substantial majority for parties supportive of President Putin.

In February 2004, just prior to his election to a second term as president, President Putin dismissed his entire cabinet, including the prime minister. He subsequently appointed Mikhail Fradkov as Prime Minister and issued a presidential decree that significantly reduced the number of federal ministries, redistributed certain functions amongst various agencies of the Government of the Russian Federation (the "Government") and announced plans for a major overhaul of the federal administrative system. Many of these changes have since been implemented. President Putin is implementing reforms by which executives of sub-federal political units are no longer elected by the population, but instead are nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Pursuant to legislation that was adopted on 18 May 2005 and will take effect on 7 December 2005, single-member-district elections for the State Duma are to be eliminated, and all votes are instead to be cast on a party-list basis.

Future changes in the Government, major policy shifts or lack of consensus between President Putin, the Government, Russia's parliament and powerful economic groups could lead to political instability, which could have a material adverse effect on Evraz and thus the value of the Notes.

Evraz is heavily dependent on its operations in the Russian Federation, and the reversal of reform policies or government policies targeted at specific individuals or companies could harm Evraz's business as well as investments in Russia more generally.

Since President Putin took office as prime minister and then president in 1999, the political and economic situation in Russia has generally become more stable and conducive to investment. However, from time to time signs of a breakdown in the consensus among key Governmental officials have appeared, raising questions about the direction of future economic reforms. Any significant struggle over the direction of future reforms, or the reversal of the reform program, could lead to a deterioration in Russia's investment climate that might constrain Evraz's ability to obtain financing in the international capital markets, hinder its access to raw materials and limit its sales in Russia, and otherwise harm its business and results of operations. In May 2005, President Putin ordered Prime Minister Mikhail Fradkov to submit to the Russian parliament by 1 November 2005 draft laws limiting foreign ownership of sectors that "ensure government security", which may include defense, oil and metals. The nature and scope of any such limitations that may be proposed is currently uncertain.

In 2003, Russian authorities arrested Mikhail Khodorkovsky and Platon Lebedev, key shareholders and managers of OAO NK Yukos ("Yukos"), then Russia's largest oil company by production, on tax evasion, fraud and related charges, on 31 May 2005 they were each sentenced to nine years of imprisonment on these charges and their appeals were rejected in September 2005. Significant back tax claims have since been brought against Yukos, resulting in the auction of its major production subsidiary,

OAO Yuganskneftegaz ("Yuganskneftegaz"), and the effective destruction of Yukos. Yuganskneftegaz was acquired, indirectly, by OAO NK Rosneft, a state-owned oil company, resulting in the first effective renationalisation of a significant company that had been privatised in the 1990s. Some analysts contend that the arrests, destruction of Yukos and renationalisation of Yuganskneftegaz portend a willingness on the part of the Putin administration to reverse key political and economic reforms of the 1990s, including certain privatisations. Other analysts, however, believe that these arrests were isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider program of asset redistribution. In July 2005, the statute of limitations for challenging transactions entered into in the course of a privatisation was reduced from ten years to three years. President Putin also announced in March 2005 that the Government was considering plans to reform the system of tax collection and administration, and in his Annual Address to the Federal Assembly on 25 April 2005, President Putin stated that tax authorities should not "terrorise" taxpayers by repeatedly considering the same problems. Partly in response to this statement, on 2 June 2005 the Government submitted to the State Duma draft amendments to the Tax Code. The proposed amendments are intended to facilitate the procedure for tax inspections and to make the activities of tax authorities more transparent. However, these proposed amendments are still under consideration by the State Duma. For further discussion of recent activities by Russian tax authorities, see "—Legislative and Legal Risks—Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the Notes".

Political, social and other conflicts, and corruption, create an uncertain operating environment that hinders Evraz's long-term planning ability and could adversely affect the value of its investments in Russia.

The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatisation, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders Evraz's long-term planning efforts and creates uncertainties in Evraz's operating environment, both of which may prevent Evraz from effectively and efficiently carrying out its business strategy. See also "—Risks Relating to Evraz—In the event that the title to any company acquired by Evraz through privatisation, bankruptcy, sale or otherwise is successfully challenged, Evraz may lose its ownership interest in that company or its assets" and "—Legislative and Legal Risks—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the Notes".

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, including terrorist attacks in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect Evraz's results of operations and prospects, and thus the value of the Notes.

The implementation of Russia's economic reforms has also led from time to time to social protest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads, and, in early 2005, pensioners in cities across Russia protested the replacement of certain in-kind benefits with cash allowances. The escalation of social unrest could have an adverse effect on Evraz's ability to conduct its business in Russia.

Finally, the Russian and international media have reported high levels of corruption in Russia and elsewhere in the CIS. Press reports have also described instances in which Government officials have engaged in selective investigations and prosecutions to further the interests of the Government and

individual officials or business groups. Moreover, certain members of the Russian media appear to have published biased articles in exchange for payment. In addition, persons who are hostile to Evraz and/or its management and/or its beneficial owners may allege, in the press or elsewhere, that Evraz and/or its beneficial owners have engaged in illegal activities. Demands of corrupt officials, claims that Evraz or its management or its beneficial owners have been involved in corruption or illegal activities or biased articles and negative publicity could adversely affect Evraz's ability to conduct its business in Russia and the value of the Notes.

Economic Risks

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt Evraz's business, as well as cause the price of the Notes to suffer.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out in this Prospectus may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in capital markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt Evraz's business, as well as result in a decrease in the price of the Notes.

Economic instability in Russia could adversely affect Evraz's business.

Since the dissolution of the Soviet Union in 1991, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high state debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- the growth of "black" and "grey" market economies;
- high levels of capital flight;
- high levels of corruption and the penetration of organised crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Government defaulted on its rouble-denominated securities, the CBR stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, which further impaired the ability of the banking sector to act as a reliable and consistent source of liquidity to Russian companies.

Recent favourable trends in the Russian economy, such as the increase in gross domestic product, a relatively stable rouble and a reduced rate of inflation, may not continue or may be abruptly reversed. For example, in the first half of 2005 the inflation rate in Russia increased and economic growth slowed. In addition, because Russia produces and exports large quantities of oil and natural gas, the Russian economy is particularly vulnerable to fluctuations in the price of oil and natural gas on the world market, and a decline in the price of oil or natural gas could significantly slow or disrupt the Russian economy. The occurrence of any of these events could adversely affect Russia's economy and Evraz's business in the future.

The Russian banking system remains underdeveloped, and Evraz is only able to conduct banking transactions with a limited number of creditworthy Russian banks.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April through July 2004, the Russian banking sector experienced its first serious turmoil since the financial crisis of August 1998. As a result of various market rumours and, in some cases, certain regulatory and liquidity problems, several privately-owned Russian banks experienced liquidity problems and were unable to attract funds on the interbank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately-owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the state or the CBR and foreign-owned banks generally were not adversely affected by the turmoil. There are currently also only a limited number of creditworthy Russian banks, most of which are located in Moscow.

As a result of these weaknesses in the Russian banking system, Evraz seeks to reduce its risk by receiving and holding its funds in Russia, including its rouble-denominated funds, with subsidiaries of foreign banks, which it generally believes to be more stable and less risky than Russian banks. However, there are few, if any, safe rouble-denominated instruments in which Evraz may invest the excess rouble cash of its Russian subsidiaries. Another banking crisis or the bankruptcy or insolvency of the banks with which Evraz holds funds could result in the loss of Evraz's deposits or affect its ability to complete banking transactions in Russia, which could have a material adverse effect on Evraz's financial condition and results of operations.

Russia's physical infrastructure is in poor condition, which could disrupt Evraz's normal business activities.

Russia's physical infrastructure largely dates back to Soviet times, and has not been adequately funded and maintained since the dissolution of the Soviet Union. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. On 25 May 2005, a failure in the power transmission network interrupted electricity supplies in Moscow and four other regions of Russia, causing significant disruptions to business activity. Breakdowns and failures of any part of Russia's physical infrastructure may disrupt normal business activity.

In order to enhance the prospects of infrastructure improvement, the Government is actively considering plans to reorganise the nation's rail, electricity and telephone systems. Any such reorganisations may result in increased charges and tariffs and may not result in the anticipated capital investment that is needed to repair, maintain and improve these systems. Significant increases in charges and tariffs, or further deterioration of Russia's infrastructure may limit economic growth, disrupt the transportation of goods and supplies and interrupt business operations of Evraz, its customers and suppliers, any or all of which could have a material adverse effect on Evraz's business and the value of the Notes.

Legislative and Legal Risks

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the Notes.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business

decisions that Evraz makes, many of which do not exist in countries with more developed market economies:

- inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the Government and federal ministries; and (3) regional and local laws, rules and regulations;
- limited judicial and administrative guidance on interpreting Russian legislation;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the relative inexperience of judges and courts in interpreting new principles of Russian legislation;
- a lack of judicial independence from political, social and commercial forces;
- a high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Additionally, several fundamental laws in Russia have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms has resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws is in doubt, and many new laws remain untested. Moreover, courts have limited experience in interpreting and applying many aspects of business and corporate law. Russian legislation also often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect Evraz's ability to enforce its legal rights in Russia, including rights under its contracts, or to defend against claims by others in Russia.

The independence of the judicial system and the prosecutor general's office and their immunity from economic, political and nationalistic influences in Russia is also incomplete. The court system is understaffed and underfunded; judicial precedents generally have no binding effect on subsequent decisions; and most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims, and law enforcement agencies do not always enforce or follow court judgments. Evraz may be subject to such claims and may not be able to receive a fair trial.

These uncertainties also extend to property rights. While legislation has been enacted to protect private property against expropriation and nationalisation, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalisation. Expropriation or nationalisation of any of Evraz's entities in Russia, their assets or portions thereof, potentially without adequate compensation, could have a material adverse effect on Evraz's business and prospects and on the value of the Notes.

Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the Notes.

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups". In this environment, Evraz's competitors may receive preferential treatment from the Government and governmental authorities, potentially giving them a competitive advantage. Unlawful, selective or arbitrary government action, if directed at Evraz's operations in Russia, could have a material adverse effect on its business, results of operations and prospects and on the value of the Notes.

In addition, since 2003, the Ministry for Taxes and Levies (now succeeded by the Federal Tax Service) has begun to attack certain Russian companies' use of tax-optimisation schemes, and press reports have speculated that these enforcement actions have been selective. For example, the Russian Federal Tax Service determined that Yukos owes in excess of U.S.$28 billion in back taxes and related penalties, and, as noted above, in December 2004 Yukos' major production subsidiary, Yuganskneftegaz, was auctioned in partial settlement of these obligations. In addition, the press has reported significant claims for back taxes and related penalties against other oil companies, including TNK-BP; telecommunications companies, including OAO Vimpelcom; and other major companies. In March 2005, President Putin announced that the Government was considering plans to reform the system of tax collection and administration. However, in April 2005 the back tax claim against TNK-BP for 2001 was increased by RUR22 billion (approximately U.S.$792 million), bringing the total claim for 2001 against TNK-BP to RUR26 billion (approximately U.S.$936 million), though this amount was reportedly subsequently reduced to approximately RUR7.2 billion (approximately U.S.$251 million). It has also been reported that Sibneft, another oil company, received a back tax claim for RUR21 billion (approximately U.S.$756 million), though this amount was also subsequently reduced. As noted above, in his Annual Address to the Federal Assembly on 25 April 2005, President Putin stated that tax authorities should not "terrorise" taxpayers by repeatedly considering the same problems, and in June 2005 the Government submitted to the State Duma draft amendments to the Tax Code. These amendments are intended to facilitate the procedure for tax inspections and to make the activities of tax authorities more transparent. However, these proposed amendments are still being considered by the State Duma. Although Evraz believes that it is currently in compliance with all of its tax obligations with respect to its operations in the Russian Federation, there can be no assurance that the Federal Tax Service will not become more aggressive in respect of future tax audits, which may have an adverse effect on Evraz's results of operations and prospects.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its Russian subsidiaries.

The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person (an "effective parent") is capable of determining decisions made by another (an "effective subsidiary"). The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case regardless of how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, in the Company's position as an effective parent, it could be liable in some cases for the debts of its effective subsidiaries in Russia. The total liabilities of the Company's consolidated Russian subsidiaries (including deferred tax liabilities) as of 30 June 2005 and 31 December 2004 were U.S.$1.41 billion and U.S.$1.36 billion, respectively, excluding intercompany indebtedness.

Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the Notes.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, income taxes, value-added tax ("VAT"), excise taxes, payroll taxes and property taxes.

The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. Because of the political changes which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system.

Tax reform commenced in 1999 with the effectiveness of Part One of the Russian Tax Code, which sets out general taxation guidelines. Since then, Russia has been in the process of replacing legislation

regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force on 1 January 2001; the profits tax and mineral extraction tax chapters came into force on 1 January 2002; and the corporate property tax chapter of the Tax Code came into force on 1 January 2004.

In practice, Russian tax authorities often have their own interpretation of the tax laws that rarely favours taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organisations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. However, previous audits do not completely exclude the possibility of subsequent claims relating to the audited period, as Russian tax law authorises upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. As a result, the statute of limitations is not entirely effective. In addition, on 14 July 2005 the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax inspection. Tax authorities may therefore have broad discretion to argue that a taxpayer has "obstructed" or "hindered" an inspection and ultimately seek penalties for periods beyond the three-year statutory term. In addition, in some instances, new tax regulations have been given retroactive effect.

On 8 April 2004 and 4 November 2004, the Constitutional Court of the Russian Federation issued rulings that provide a basis on which Russian tax authorities may challenge the deduction of VAT paid on supplies financed with borrowed funds in cases in which the purchaser and the supplier act in bad faith and no VAT is actually paid by the supplier to the Russian budget. Russian legislation does not contain guidance as to the determination as to when action by a taxpayer is in good faith. It also may not be possible for Evraz to determine if VAT is actually paid to the Russian budget by suppliers on all purchases.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of the Company's Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in the consolidated Evraz group. In addition, intercompany dividends are subject to a withholding tax of 9% if distributed to Russian residents and 15% if distributed to foreign residents. If a Russian company that receives intercompany dividends itself pays a dividend, it may offset the withholding tax paid against its own withholding liability for the dividend that it pays for a distribution to a Russian resident, though not against any withholding made on a distribution to a foreign resident. These tax requirements may impose additional burdens and costs on Evraz's operations.

The foregoing ambiguities in the application and interpretation of Russian tax law and regulations and other conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on Evraz's operations, including management resources. There can be no assurance that current taxes will not be increased, that additional tax charges will not be imposed on Evraz or that additional sources of revenue or income, or other activities, will not be subject to new taxes, charges or similar fees in the future. For a further discussion of the risks and uncertainties associated with the enforcement and application of the tax regime in Russia, see "—Legislative and Legal Risks—Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the Notes". In addition to Evraz's substantial tax burden, these risks and uncertainties complicate its tax planning and related business decisions, potentially exposing Evraz to significant fines and penalties and enforcement measures despite its best efforts at compliance, and could adversely affect Evraz's business and results of operations and the value of the Notes.

USE OF PROCEEDS

The net proceeds to the Company from the Offering of the Notes are expected to be approximately U.S.$732.0 million. The Company intends to use these net proceeds to pursue the acquisition of additional mining assets in Russia and the CIS, to repay existing indebtedness and for general corporate purposes.

CAPITALISATION

The following table sets forth, at 30 June 2005, (a) the Company's consolidated historical cash and cash equivalents, short and long-term borrowings, equity and total capitalisation, and (b) the Company's consolidated cash and cash equivalents, short and long-term borrowings, equity and total capitalisation as adjusted to reflect the Offering and the application of the net proceeds thereof.

	At 30 June 2005	
	Historical[1]	As adjusted[1][2]
	(thousands of U.S. dollars)	
Cash and cash equivalents[3]	673,085	1,410,620
Short-term borrowings (including current portion of long-term borrowings)	494,780	494,780
Long-term borrowings, net of current portion	914,382	1,651,917[4]
Equity		
Issued capital	315,879	315,879
Additional paid-in capital	537,501	537,501
Legal reserve	9,586	9,586
Accumulated profits	1,916,277	1,916,277
Translation difference	77,469	77,469
Minority interests	298,850	298,850
Total equity	3,155,562	3,155,562
Total capitalisation[5]	4,069,944	4,807,479

Notes:

(1) Unaudited.

(2) Adjusted to give effect to the issuance of the Notes and the receipt of the proceeds of the Offering, but not adjusted for any other changes subsequent to 30 June 2005. The proceeds to the Company of U.S.$737,535 thousand, before taking account of commissions and expenses, have been credited to cash pending their use as described under "Use of Proceeds".

(3) Excludes restricted deposits at banks as of 30 June 2005 of U.S.$38.5 million, of which U.S.$30.8 million had current maturities. Since 30 June 2005, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business, as set forth in this note. On 17 May 2005, Evraz agreed to acquire a 10.7% interest in NTMK from an unaffiliated minority shareholder for U.S.$215 million, payable in cash in instalments through 30 November 2005 (part of this sum was settled before 30 June 2005, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions"). Crosland Global Limited exercised its put on 1 July 2005, and the NTMK minority shareholder did not exercise its call in the specified period. As a result, Evraz's obligation to make installment payments for acquisition of the 10.7% stake in NTMK was accelerated in part on 26 July 2005. On 27 July 2005, the Company declared interim dividends of U.S.$200 million for the first six months of 2005 to its shareholders of record as of 31 May 2005, and this dividend was paid in August 2005. On 11 August 2005, Evraz acquired a 75% stake in Clama S.r.l., which owns 100% of Palini, for cash consideration of €61,000,000 (U.S.$79.1 million at the exchange rate as of the date of transaction). These outflows were partially offset by cash received from additional borrowings and cash generated from operations. In addition, Evraz expects to complete the acquisition of Vitkovice Steel in November 2005 (subject to governmental approvals), the acquisition price of which has been fixed at CZK7.05 billion (U.S.$283.9 million as of 30 June 2005).

(4) As adjusted amounts do not include €150 million in long-term borrowings entered into on 22 September 2005, of which €60 million has been drawn. Evraz is also considering incurring additional indebtedness to finance the acquisition of Vitkovice Steel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources".

(5) Sum of long-term borrowings, net of current portion and total equity.

Except as described above, there has been no material change in the Company's consolidated total capitalisation since 30 June 2005.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows the Company's historical consolidated financial information and other operating information as of 30 June 2005 and for the six months ended 30 June 2005 and 2004 and as of 31 December 2004, 2003 and 2002 and for the years then ended. The selected consolidated financial information has been extracted without material adjustment from, and should be read in conjunction with, the unaudited interim condensed consolidated financial statements as of 30 June 2005 and for the six months ended 30 June 2005 and 2004 prepared in accordance with IAS 34 and the audited consolidated financial statements as of 31 December 2004, 2003 and 2002 and for the years then ended prepared in accordance with IFRS included elsewhere in this Prospectus. The selected consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. IFRS differs in certain respects from U.S. GAAP. For a summary of certain differences between IFRS and U.S. GAAP that are relevant to Evraz, see "Summary of Certain Differences between IFRS and U.S. GAAP".

Evraz's results of operations for the periods presented are significantly affected by acquisitions. Results of operations of those acquired businesses are generally included in Evraz's consolidated financial statements for the periods after their respective dates of acquisition. However, certain acquisitions, including principally Evrazruda, which was acquired in March 2005, represent reorganisations under common control, and are therefore accounted for using the uniting of interest method (pooling of interests). As a result, these acquisitions (including the acquisition of Evrazruda) are consolidated with effect from 31 December 2001 as if they had occurred at such date. Accordingly, as a result of these acquisitions, the presentation of Evraz's historical consolidated financial condition and results of operations for all periods following such acquisitions differs from this information as previously published, in order to reflect the retrospective consolidation of these entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Business Combinations."

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)				
CONSOLIDATED INCOME STATEMENT DATA					
Revenues	3,631,812	2,856,315	5,933,121	2,167,989	1,540,352
Cost of revenues	(2,251,213)	(1,723,529)	(3,514,048)	(1,635,496)	(1,353,392)
Amortisation of negative goodwill	—	15,347	28,012	26,271	17,855
Gross profit	**1,380,599**	**1,148,133**	**2,447,085**	**558,764**	**204,815**
Selling and distribution expenses	(107,283)	(102,393)	(192,535)	(28,524)	(44,659)
General and administration expenses	(227,203)	(136,890)	(346,689)	(164,585)	(110,162)
Other operating expenses, net	(40,732)	(22,189)	(71,278)	(30,007)	2,859
Profit from operations	**1,005,381**	**886,661**	**1,836,583**	**335,648**	**52,853**
Non-operating income and expense, net	(20,068)	(58,385)	(114,406)	(7,831)	(40,208)
Profit before tax	**985,313**	**828,276**	**1,722,177**	**327,817**	**12,645**
Income tax expense	(256,437)	(167,606)	(377,289)	(74,873)	(11,275)
Net profit	**728,876**	**660,670**	**1,344,888**	**252,944**	**1,370**
Net profit attributable to equity holders of the parent entity	**612,339**	**582,585**	**1,179,625**	**204,982**	**5,934**
Net profit attributable to minority interests	116,537	78,085	165,263	47,962	(4,564)
Earnings per share	5.65	5.43	11.00	1.91	0.06
Weighted average number of shares outstanding	108,436,923	107,204,326	107,204,326	107,204,326	107,204,326
Steel segment income statement data					
Revenues[1]	3,661,064	2,729,757	5,809,041	2,060,089	1,516,219
Cost of revenues[1]	(2,566,498)	(1,683,056)	(3,585,595)	(1,560,153)	(1,334,207)
Amortisation of negative goodwill	—	10,085	18,305	18,590	15,259
Gross profit	1,094,566	1,056,786	2,241,751	518,526	197,271
Selling and distribution expenses	(129,644)	(95,629)	(182,360)	(21,506)	(44,276)
General and administration expenses	(154,169)	(96,648)	(260,196)	(132,371)	(104,446)
Other operating (expenses) income, net	(35,213)	(22,970)	(56,913)	(29,388)	3,951
Profit from operations	775,540	841,539	1,742,283	335,261	52,500

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars, except per share data and as noted)				
Mining segment income statement data					
Revenues[1]	593,541	243,063	610,774	232,009	38,700
Cost of revenues[1]	(324,693)	(192,315)	(448,187)	(218,790)	(35,100)
Amortisation of negative goodwill	—	3,858	8,166	6,405	3,164
Gross margin	268,848	54,606	170,753	19,624	6,764
Selling and distribution expenses	(5,595)	(5,336)	(13,217)	(5,391)	(1,352)
General and administration expenses	(37,355)	(12,473)	(48,693)	(9,639)	(4,203)
Other operating expenses, net	(2,017)	(3,811)	(17,076)	2,309	(1,935)
Profit (loss) from operations	223,881	32,986	91,767	6,903	(726)
Other operations income statement data					
Revenues[1]	278,502	153,966	344,838	97,429	14,670
Cost of revenues[1]	(206,083)	(118,629)	(279,998)	(66,956)	(12,353)
Amortisation of negative goodwill	—	1,404	1,541	1,276	—
Gross margin	72,419	36,741	66,381	31,749	2,317
Selling and distribution expenses	(13,398)	(1,428)	(4,382)	(1,874)	—
General and administration expenses	(43,878)	(20,196)	(52,591)	(29,880)	(808)
Other operating expenses, net	(3,397)	(769)	(3,040)	(1,917)	1,902
Profit from operations	11,746	14,348	6,368	(1,922)	3,411
CONSOLIDATED BALANCE SHEET DATA (at period end)					
Total assets	5,503,830		4,253,261	2,231,837	1,222,310
Parent shareholders' equity	2,856,712		1,609,044	366,589	(3,888)
Minority interests	298,850		357,579	192,540	223,214
Long-term debt, net of current portion	914,382		788,093	446,567	83,812
CONSOLIDATED CASH FLOWS DATA					
Net cash flows from operating activities	727,402	187,173	946,462	42,558	117,281
Net cash flows used in investing activities	(657,121)	(526,850)	(816,702)	(358,893)	(116,724)
Net cash flows (used in) from financing activities	316,092	332,508	(36,288)	462,395	7,001
OTHER MEASURES					
Consolidated Adjusted EBITDA[2]	1,118,611	968,235	2,017,250	476,186	208,759
Steel segment Adjusted EBITDA[2]	854,439	918,494	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA[2]	252,751	36,779	111,699	8,637	(234)
Other operations Adjusted EBITDA[2]	17,207	15,267	10,053	207	4,117
Net Debt[3]	736,077		1,073,094	514,383	146,216
CERTAIN RATIOS					
Total Ratio Debt to Consolidated Adjusted EBITDA[2][4][5]	0.7x		0.7x		
Net Ratio Debt to Consolidated Adjusted EBITDA[2][4][5]	0.4x		0.6x		

Notes:

(1) Segment revenues and cost of goods sold include intersegment sales and purchases.

(2) Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited. Evraz's calculation of Adjusted EBITDA differs from the definition of Consolidated EBITDA used in the Conditions.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Six months ended 30 June		Year ended 31 December		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars)				
Consolidated Adjusted EBITDA reconciliation					
Profit from operations	1,005,381	886,661	1,836,583	335,648	52,853
Add:					
Amortisation of negative goodwill	—	(15,347)	(28,012)	(26,271)	(17,855)
Depreciation	103,938	90,676	196,302	145,872	156,774
Impairment of assets	1,456	2,185	1,366	5,499	1,919
Loss (gain) on disposal of property, plant & equipment	7,836	4,060	11,011	15,438	15,068
Consolidated Adjusted EBITDA	1,118,611	968,235	2,017,250	476,186	208,759
Steel segment Adjusted EBITDA reconciliation					
Profit from operations	775,540	841,539	1,742,283	335,261	52,500
Add:					
Amortisation of negative goodwill	—	(10,085)	(18,305)	(18,590)	(15,259)
Depreciation	71,209	80,739	159,541	134,514	153,080
Impairment of assets	52	2,112	75	5,068	1,493
Loss (gain) on disposal of property, plant & equipment	7,638	4,189	10,383	15,683	14,826
Steel segment Adjusted EBITDA	854,439	918,494	1,899,333	471,936	206,640
Mining segment Adjusted EBITDA reconciliation					
Profit from operations	223,881	32,986	91,767	6,903	(726)
Add:					
Amortisation of negative goodwill	—	(3,858)	(8,166)	(6,405)	(3,164)
Depreciation	27,153	7,691	30,059	8,379	3,414
Impairment of assets	1,404	—	(5,356)	—	—
Loss (gain) on disposal of property, plant & equipment	313	(40)	3,395	(240)	242
Mining segment Adjusted EBITDA	252,751	36,779	111,699	8,637	(234)
Other operations Adjusted EBITDA reconciliation					
Profit from operations	**11,746**	**14,348**	**6,368**	**(1,922)**	**3,411**
Add:					
Amortisation of negative goodwill	—	(1,404)	(1,541)	(1,276)	—
Depreciation	5,576	2,246	6,702	2,979	280
Impairment of assets	—	73	1,291	431	426
Loss (gain) on disposal of property, plant & equipment	(115)	4	(2,767)	(5)	—
Other operations Adjusted EBITDA	17,207	15,267	10,053	207	4,117

(3) Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited. Evraz's calculation of Net Debt differs from the definitions of Consolidated Indebtedness, Consolidated Net Indebtedness, Indebtedness and other terms as used in the Conditions and Net Ratio Debt as used here.

Net Debt has been calculated as follows:

	As of 30 June	As of 31 December		
	2005 (unaudited)	2004	2003	2002
	(thousands of U.S. dollars)			
Net Debt calculation				
Add:				
Long-term loans, net of current portion	914,382	788,093	354,046	34,257
Short-term loans and current portion of long-term loans	494,780	577,948	263,497	105,405
Less:				
Cash and cash equivalents	673,085	292,947	195,681	43,001
Net Debt	736,077	1,073,094	514,383	146,216

(4) Evraz's calculations of Total Ratio Debt and Net Ratio Debt as presented here differ in certain respects from the composition of Indebtedness used in the Conditions. Accordingly, the composition of the ratio of Total Ratio Debt to Consolidated Adjusted EBITDA and of the ratio of Net Ratio Debt to Consolidated Adjusted EBITDA differs from the composition of the Leverage Ratio and the Net Leverage Ratio in the Conditions, although Evraz believes that any such differences would not result in material differences between the ratios shown here, on the one hand, and the Leverage Ratio and Net Leverage Ratio, on the other hand, if calculated for the relevant periods. Consolidated Adjusted EBITDA as of 30 June 2005 is calculated for the twelve months then ended. Giving effect to the issuance of the Notes and the crediting of the proceeds thereof, before taking account of commissions and expenses, to cash pending their use as described under "Use of Proceeds" (but not to the effect of the incurrence of any other Indebtedness by Evraz that is not shown in the Interim Financial Statements as of 30 June 2005 or the pro forma crediting or debiting of any other amounts), the ratio of Total Ratio Debt to Consolidated Adjusted EBITDA as of 30 June 2005 would have been 1.0x and the ratio of Net Ratio Debt to Consolidated Adjusted EBITDA as of 30 June 2005 would have been 0.4x.

(5) Total Ratio Debt and Net Ratio Debt have been calculated as follows:

	As of 30 June 2005 (unaudited)	As of 31 December 2004
	(thousands of U.S. dollars)	
Total Ratio Debt and Net Ratio Debt calculation		
Add:		
Long-term loans net of current portion	914,382	788,093
Liabilities under settlement agreements	—	4,224
Restuctured taxes payable	12,220	23,259
Promisory notes payable	21,380	34,743
Finance lease liabilities	27,071	25,661
Other long-term liabilities	2,292	988
Short-term loans and current portion of long-term loans	494,780	529,951
Short-term loans from related parties	—	47,997
Current portion of finance lease liabilities	10,677	4,688
Current portion of other long-term liabilities	—	44
Total Ratio Debt	**1,482,802**	**1,459,648**
Less:		
Cash and cash equivalents	673,085	292,947
Net Ratio Debt	**809,717**	**1,166,701**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Evraz's financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements as of 30 June 2005 and for the six months ended 30 June 2005 and 2004 and the audited consolidated financial statements as of 31 December 2004, 2003 and 2002 and for the years then ended, the notes thereto and the other information included elsewhere in this Prospectus. This section contains forward-looking statements that involve risks and uncertainties. Evraz's actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under "Risk Factors" and "Forward-Looking Statements."

For periods ending prior to 1 January 2003, when Russia was experiencing hyperinflation, Evraz Group S.A.'s consolidated financial statements included the restatement of balances and transactions of Evraz's Russian subsidiaries for changes in the general purchasing power of the Russian rouble in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company ceased applying IAS 29 to current periods and only recognises the cumulative impact of inflation indexing on non-monetary elements of the financial statements through 31 December 2002. Non-monetary assets and liabilities acquired prior to 31 December 2002, and share capital transactions occurring before 31 December 2002, have been restated by applying the relevant conversion factors to the historical cost through 31 December 2002. Gains or losses on subsequent disposal are recognised based on the restated cost of the non-monetary assets and liabilities.

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations based in the Russian Federation. Evraz produced 7.0 million tonnes of crude steel in the first half of 2005 and 13.7 million tonnes of crude steel in 2004, ranking it in 2004 as the largest producer of steel and steel products in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz also produces significant quantities of iron ore, and is expanding into the coal sector. Most of Evraz's iron ore production is used in its steel making operations.

The Company listed GDRs representing interests in its Shares on the Official List of the London Stock Exchange (the "LSE") on 7 June 2005, raising U.S.$422 million from new investors. Each GDR represents an interest in one-third of one Share.

Evraz's principal assets are its three steel plants: NTMK, ZapSib and NKMK; a steel rolling mill: Palini (acquired in August 2005); three iron ore mining and processing facilities: KGOK, VGOK and Evrazruda; coal mining assets: Mine 12 (acquired in March 2005) and a greenfield coking coal mine, Neryungri Ugol; and trading and logistics assets. Evraz also owns an equity interest in Raspadskaya, a coking coal mine. In July 2005, Evraz was announced as the winner in the privatisation auction for Vitkovice Steel in the Czech Republic, and this acquisition is expected to be completed in November 2005. For the year ended 31 December 2004, Evraz's consolidated revenues were U.S.$5,933.1 million, and its net profit attributable to equity holders of the parent entity was U.S.$1,179.6 million. Evraz's consolidated revenues were U.S.$3,631.8 million and its net profit attributable to equity holders of the parent entity was U.S.$612.3 million for the six months ended 30 June 2005.

Reorganisation and Formation of the Company

The Company was incorporated on 31 December 2004, under the laws of the Grand Duchy of Luxembourg, to serve as the holding company for Evraz's assets. In the course of the subsequent reorganisation, on 5 April 2005 95.83% of the shares of Mastercroft, a limited liability company registered under the laws of Cyprus and Evraz's holding company prior to the establishment of the Company, were contributed to the Company in exchange for newly issued shares in the Company, which were accounted for in the Annual Financial Statements as at 31 December 2004. The Company acquired the remaining 4.17% interest in Mastercroft on 1 June 2005 for U.S.$124.0 million in cash. This interest had been sold to a member of Evraz's management on 6 August 2004. See Note 18 to the Annual Financial Statements for a discussion of this sale, and Note 4 to the Interim Financial Statements for a discussion of the acquisition of this interest. Accordingly, the Company's effective ownership interest in its subsidiaries as of 31 December

2004 was less than in prior periods but increased to historical ownership levels following the completion of this acquisition. Mastercroft was a wholly-owned subsidiary of the Company as of 30 June 2005.

The Company holds its interests in its subsidiaries indirectly through its interest in Mastercroft. Mastercroft holds its interests in its subsidiaries both directly and indirectly. Mastercroft was established on 31 December 2002 as a holding company to consolidate certain steel production, mining and trading entities then controlled by Crosland Limited, an entity under common control with Evraz. In 2003, Crosland Limited's interests in these entities were transferred to Mastercroft.

Purchases of subsidiaries from parties under common control are accounted for using the uniting of interest method, which is equivalent to a pooling of interests. The Company's consolidated financial statements, therefore, have been prepared on the basis that it existed for all periods presented in such statements and as if it owned interests in companies then owned by Mastercroft and by the entities from which Mastercroft acquired the interests.

As noted below under "—Summary of Acquisitions—Acquisitions/Start-ups in 2005", Evraz acquired Evrazruda in March 2005 from entities under common control with Evraz. This acquisition also represents a reorganisation under common control and for 2005 and thereafter is accounted for using the uniting of interest method (pooling of interests). As a result, the acquisition is consolidated with effect from 31 December 2001 as if it had occurred at such date, and acquisitions by Evrazruda subsequent to 31 December 2001 are accounted for by Evraz in the same historical manner as by Evrazruda when it made the acquisitions (*i.e.*, generally on the basis of the purchase method). Accordingly, the presentation of Evraz's consolidated financial condition and results of operations as of 31 December 2004, 2003 and 2002 and for the years then ended differs from this information as previously published, in order to reflect the consolidation of Evrazruda.

During the six months ended 30 June 2005, Evraz finalised accounting for the purchase of its ownership interest in Neryungri Ugol, a coking coal mine being developed by Evraz, and Corber Enterprise Limited ("Corber"), the joint venture through which Evraz holds its interest in Raspadskaya, both of which had previously been accounted for using provisional values (as allowed by IFRS for newly acquired businesses during the first twelve months subsequent to the acquisition). As a result of these changes, Evraz made certain adjustments to the provisional values of identifiable assets, liabilities and contingent liabilities that had previously been used in the preparation of Evraz's audited consolidated financial statements as of 31 December 2004, 2003 and 2002 and for the years then ended as previously published. See "—Summary of Acquisitions—Acquisitions/Start-ups in 2002–2004". These changes did not have a significant impact on the carrying value of Evraz's investment balance as of 31 December 2004 or its share of profits of the joint venture (in the case of Raspadskaya) for the year then ended.

Business Structure

Segments

Evraz's business is divided into two main segments:

- the steel segment, which engages in the production and sale of semi-finished and finished steel products, vanadium slag, coke and coking products and refractory products; and
- the mining segment, which engages in the production, enrichment and sale of iron ore and the development of coking coal fields at Neryungri Ugol and, since the acquisition of Mine 12, the production of coal.

The mining segment does not meet the criteria of a reportable segment under IFRS, as the majority of its revenues are earned in intersegment transactions. However, Evraz's management has designated the mining segment as a reportable segment based on its future plans to develop Evraz's mining business.

Other operations include management, logistics (including Nakhodka Sea Port) and support activities.

Intersegment sales

Evraz is a vertically-integrated steel and mining group. Evraz's mining segment supplied approximately 60% of the steel segment's total requirements of iron ore in 2004 (72% including supplies by KGOK prior to its acquisition in May 2004). In the first half of 2005, Evraz's mining segment supplied approximately 75% of the steel segment's total requirements of iron ore. The steel segment supplies grinding balls and mining uprights to the mining segment for use in its day-to-day operations. Evraz

believes that the prices at which products are sold between segments are generally based on those at which they could be sold to unrelated third parties. See "Risk Factors—Risks Relating to Evraz—Vaguely Drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations". These transactions are eliminated as intercompany transactions for purposes of Evraz's consolidated financial statements.

Summary of Acquisitions

Evraz has sought to develop an integrated steel and mining business through the purchase of undervalued assets that it believes offer significant upside potential, particularly as Evraz implements improvements in working practices and operational methods.

The following is a summary of the terms of Evraz's primary steel and mining acquisitions. Except as otherwise stated, each of the acquisitions was accounted for using the purchase method of accounting. Accordingly, the results of operations of each such acquired business are included in Evraz's consolidated income statements from the date Evraz acquired control. In certain cases, where Evraz acquired its interests over a period of time, the relevant businesses were accounted for using the equity method until a controlling financial interest was acquired. Evraz's investment in Raspadskaya is currently accounted for under the equity method.

Acquisitions prior to 2002

- *Nizhny Tagil Iron and Steel Plant.* NTMK is an integrated steel mill that produces primarily railway and construction long products, pipe blanks and semi-finished products. From 1997 to 2001, entities under common control with Evraz acquired a 41.71% interest in NTMK for U.S.$59.3 million and acquired effective control over NTMK by 31 December 2001. As of 31 December 2001, through then-existing agreements, Evraz had the power to cast a majority of the votes at shareholders' meetings and to appoint or remove the majority of the members of the board of directors of NTMK, resulting in NTMK's consolidation into Evraz's consolidated financial statements from that date. Evraz acquired an additional 19.39% interest in NTMK for U.S.$9.0 million during 2002, a 13.25% interest for U.S.$26.2 million during 2003, and a further 6.09% interest for U.S.$48.0 million during 2004. The Company's effective ownership interest in NTMK was 77.09% as of 31 December 2004. On 17 May 2005, Evraz agreed to acquire a further 10.7% of the shares in NTMK from an unrelated minority shareholder of NTMK for U.S.$215 million, payable in cash in installments through 30 November 2005. Pursuant to this agreement, Evraz acquired a 3.98% interest in NTMK for cash consideration of U.S.$79.1 million in the six months ended 30 June 2005. Crosland Global Limited (one of the Company's shareholders) exercised its put on 1 July 2005, and the NTMK minority shareholder did not exercise its call in the specified period. As a result, Evraz's obligation to make installment payments for acquisition of the 10.7% stake in NTMK was accelerated in part on 26 July 2005. The Company's effective ownership interest in NTMK was 84.42% as of 30 June 2005.
- *West Siberian Iron and Steel Plant.* ZapSib is an integrated steel mill that produces primarily construction long products and semi-finished products. In 2001, entities under common control with Evraz acquired a 5.51% interest in ZapSib for U.S.$1.1 million, and by 31 December 2001, Evraz's agents had acquired an additional 31.27% share in ZapSib for U.S.$7.0 million. As of 31 December 2001, through then-existing agreements, Evraz had the power to cast a majority of the votes at shareholders' meetings and to appoint or remove the majority of the members of the board of directors of ZapSib, resulting in ZapSib's consolidation into Evraz's consolidated financial statements from that date. During 2002, 2003 and 2004, Evraz acquired 40.61%, 15.97% and 1.23% of ZapSib's shares for U.S.$19.1 million, U.S.$61.3 million and U.S.$9.3 million, respectively. Evraz purchased an additional 0.79% of the shares in ZapSib for U.S.$15.5 million in cash in the first half of 2005, and as of 30 June 2005 had made a prepayment of U.S.$1.0 million for the acquisition of an additional minority interest in ZapSib.
- *Evrazruda.* Evrazruda is an iron ore mining and processing complex that produces iron ore concentrate. In March 2005, Evraz acquired a 99.90% interest in Evrazruda for U.S.$32 million from entities under common control with Evraz and a 0.10% interest from third parties for U.S.$32,000. As noted above, this acquisition has resulted in Evrazruda being consolidated with Evraz effective 31 December 2001 as it existed at such date. Acquisitions by Evrazruda

subsequent to 31 December 2001 are accounted for by Evraz in the same manner as by Evrazruda when it made the acquisitions (*i.e.*, generally on the basis of the purchase method). In particular, Evrazruda acquired a production complex of OAO Teisky Rudnik ("Teisky Rudnik") for U.S.$1.0 million on 1 August 2002; items of property, plant and equipment formerly owned by OOO Kuznetsky Mining and Processing Integrated Works ("KuzGOK") in February 2004 for U.S.$8.1 million, and KuzGOK (including its licences) for U.S.$1,000 in September 2004; and the production complexes of OAO Sheregeshskoe Rudoupravlenie ("Sheregeshskoe Ore Deposit") and OAO Irbinskoe Rudoupravlenie ("Irbinskoe Ore Deposit") for U.S.$3.0 million and U.S.$3.1 million in cash, respectively, in July 2004. See Note 4 to the Annual Financial Statements for a discussion of these acquisitions. The Company's effective ownership interest in Evrazruda was 99.90% as of 31 December 2004, and 100.00% as of 30 June 2005. The Company's effective ownership interest in Evrazruda for periods consolidated on a uniting of interests basis is stated as the effective ownership of the entity from which Evrazruda was acquired.

Acquisitions / Start-ups in 2002-2004

- *Vysokogorsky Mining and Processing Integrated Works.* VGOK is an iron ore mining and processing complex that produces sinter from its own iron ore as well as iron ore purchased from other producers. From 1998 through October 2002, enterprises under common control with Evraz acquired an effective interest in VGOK of approximately 80%. Evraz acquired effective control over VGOK's operations on 3 October 2002, resulting in VGOK's consolidation into Evraz's consolidated financial statements from that date. From 31 December 2001 to 2 October 2002, VGOK was accounted for under the equity method. The Company's effective ownership interest in VGOK was 78.50% as of 31 December 2004. Evraz acquired a further 0.01% interest in VGOK for U.S.$0.01 million during the first six months of 2005, and the Company's effective interest in VGOK as of 30 June 2005 was 82.97%.

- *Nakhodka Commercial Sea Port.* Nakhodka Sea Port is a sea port located in the Far East of Russia through which Evraz ships most of its export sales. In 2001 and 2002, Evraz acquired an ownership interest of 35.47% in Nakhodka Sea Port for U.S.$6.4 million, and by February 2003 had acquired a further 24.48% interest for U.S.$3.8 million. Evraz has exercised effective control over Nakhodka Sea Port's operations since 15 February 2003, and as a result Nakhodka Sea Port has been consolidated into Evraz's consolidated financial statements from that date. From 11 February 2002 to 15 February 2003, Evraz's investment in Nakhodka Sea Port was accounted for under the equity method. Evraz acquired further interests in Nakhodka Sea Port totalling 31.56% during 2003 for total consideration of U.S.$6.4 million. The Company's effective ownership interest in Nakhodka Sea Port was 82.21% as of 31 December 2004. Evraz acquired a further 1.49% interest in Nakhodka Sea Port for U.S.$0.53 million during the first half of 2005, and the Company's effective interest in Nakhodka Sea Port as of 30 June 2005 was 88.30%.

- *Novokuznetsk Iron and Steel Plant.* NKMK is an integrated steel mill that specialises in producing rolled long metal products for the railway sector as well as semi-finished products. NKMK was formed in May 2003; it acquired property, plant and equipment of OAO Kuznetsk Iron and Steel Plant ("KMK") for U.S.$44.7 million subsequent to the dissolution of KMK in bankruptcy proceedings in June 2003 and commenced steel production operations in October 2003. The Company's effective ownership interest in NKMK was 89.97% as of 31 December 2004, and 94.95% as of 30 June 2005.

- *Ferrotrade Limited.* Ferrotrade Limited is an export trader that sells Evraz's steel products overseas. Currently, the main international markets into which Ferrotrade Limited makes sales are Iran, Taiwan, Thailand, the Philippines, South Korea and Vietnam. Ferrotrade Limited commenced operations in October 2003, as the successor to an entity under common control with Evraz. See "Related Party Transactions". The Company's effective ownership interest in Ferrotrade Limited was 95.83% as of 31 December 2004, and 100.00% as of 30 June 2005.

- *Raspadskaya.* Raspadskaya is one of the largest coal mines in Russia, producing coking coal. On 10 March 2004, as a part of a joint venture agreement, Evraz acquired a 50% ownership interest in Corber, which was a joint venture created for the purpose of exercising joint control over the economic activities of Raspadskaya and other subsidiaries of Corber and which then

owned 72.03% of the ordinary shares in Raspadskaya. Evraz acquired its interest for a total of U.S.$139.7 million, including U.S.$61.8 million in cash, the issuance of 6% interest-bearing promissory notes with a nominal value of U.S.$19.2 million due after 10 March 2006 and a contribution of 19.15% of the ordinary shares in Raspadskaya. Corber acquired an additional 4.20% interest in Raspadskaya during 2004 for U.S.$5.5 million, and a further 0.70% interest in Raspadskaya for U.S.$1.3 million during the six months ended 30 June 2005. During the six months ended 30 June 2005, Evraz completed purchase accounting for its ownership interest in Corber, as a result of which Evraz made certain adjustments to provisional values of identifiable assets, liabilities and contingent liabilities used in the preparation of its consolidated financial statements of for the year ended 31 December 2004. See Note 8 to the Annual Financial Statements. The Company's effective ownership interest in Raspadskaya was 45.70% as of 31 December 2004, and was 47.78% as of 30 June 2005.

- *Neryungri Ugol.* Neryungri Ugol is a coking coal mine being developed by Evraz, from which production is expected to start in 2006. In April 2004, Evraz acquired 100% of Neryungri Ugol for RUR100,000 (U.S.$4,000). The Company's effective ownership interest in Neryungri Ugol was 95.83% as of 31 December 2004, and was 100.00% as of 30 June 2005. In September 2005, Evraz concluded a joint venture agreement with Mitsui & Co. ("Mitsui"), according to which Mitsui will pay U.S.$42.8 million to Evraz in exchange for a 30% ownership interest in Neryungri Ugol. Further investments in developing Neryungri Ugol's Denisovskoye field will be shared by Evraz and Mitsui in proportion to their shareholdings.
- *Kachkanarsky Mining and Processing Integrated Works.* KGOK is an iron ore mining and processing complex that produces sinter, pellets and concentrate from high-vanadium iron ore. On 21 May 2004, Evraz acquired 83.59% of the ordinary shares of KGOK for U.S.$190.3 million and purchased restructured debts of KGOK with a fair value of RUR597.0 million (U.S.$20.6 million) for their nominal value of RUR1,283.0 million (U.S.$44.3 million). Evraz acquired further interests in KGOK amounting to 14.04% of its ordinary shares during 2004 for a total of U.S.$31.3 million. The Company's effective ownership interest in KGOK was 80.68% as of 31 December 2004 and 86.80% as of 30 June 2005. See "Description of Business—Legal Proceedings" for a discussion of litigation filed in the United States District Court for the District of Delaware and the Delaware Chancery Court challenging certain aspects of events relating to KGOK's insolvency proceedings and Evraz's subsequent acquisition of KGOK.

Acquisitions / Start-ups in 2005

- *Palini e Bertoli.* Palini produces customised, high-quality steel plate products and is located in northern Italy. In August 2005, Evraz acquired a 75% plus one share interest in Clama S.r.l., which owns 100% of Palini, for €61 million (U.S.$79.1 million as of the acquisition date) in cash. The remaining 25% less one share is held by certain of Palini's former owners, including members of its senior management, and is subject to a call option, pre-emptive rights and lock-up arrangements in favour of Evraz as well as a put option in favour of the current shareholders. As of 30 June 2005, Evraz had made a prepayment for Palini of €38.5 million (approximately U.S.$50.4 million as of 30 June 2005). Palini's total output in 2004 was 356,000 tonnes of rolled products, and it had consolidated revenue of €183 million under Italian GAAP.
- *Vitkovice Steel.* Vitkovice Steel is the largest producer of steel plates in the Czech Republic. In July 2005, Evraz was selected by the government of the Czech Republic to acquire Vitkovice Steel in a privatisation sale. Evraz is to acquire 98.96% of the shares in Vitkovice Steel for CZK7.05 billion (approximately U.S.$283.9 million as of 30 June 2005), and the acquisition is expected to be completed in November 2005, subject to receipt of certain approvals from government authorities. As of 30 June 2005, Evraz had made a prepayment for Vitkovice Steel of CZK500.5 million (U.S.$20.5 million as of 30 June 2005).

Evraz is also considering further acquisitions, as outlined under "Description of Business—Strategy" and "Use of Proceeds". See "Risk Factors—Risks Relating to Evraz—Evraz has grown rapidly in a relatively short period and its strategy foresees continued integration of its steel making and mining operations as well as further acquisitions, but it is not certain that Evraz will be successful in its integration efforts or in identifying suitable acquisition targets" for a discussion of certain risks associated with Evraz's acquisitions.

Factors affecting Evraz's Results of Operations

In the period under review from 1 January 2002 through 30 June 2005, the primary factors affecting Evraz's results of operations were:

- Improved prices for steel products both in Russia and on export markets.
- The impact of acquisitions and start-ups (see "—Summary of Acquisitions"). In particular, in the steel segment, the start-up of NKMK in October 2003 made a substantial contribution, as did the consolidation of Evraz's export trading activities through Ferrotrade Limited from the same month. In the mining segment, the acquisition of VGOK in October 2002 and of KGOK in May 2004 had the greatest impact, both enhancing Evraz's vertical integration and allowing for sales of iron ore to third parties, as did the acquisitions of Teisky Rudnik, KuzGOK, Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit by Evrazruda. The acquisition of Nakhodka Sea Port in February 2003 had a significant effect on Evraz's other operations segment, as did the expansion of Evraz's other transportation and logistics activities.
- Increases in the volume of products sold (see "Description of Business—Steel Business—Products" and "Description of Business—Steel Business—Marketing and Distribution"), resulting mainly from acquisitions and start-ups. A shift toward higher margin products, especially within the semi-finished steel products group, where the focus is increasingly on slabs instead of billets, also positively impacted Evraz's results of operations.
- Improvements in margins, as sales prices increased faster than costs, which grew mainly as a result of acquisitions and inflation. While raw materials prices increased significantly during the period under review, the growth in Evraz's own iron ore production shielded it to a considerable extent. In addition, the expansion of Evraz's mining operations enables it to benefit from the favourable conditions in raw materials markets by capturing additional margin through increased sales to third parties.

Prices for slabs in Evraz's export market have declined starting in the second quarter of 2005, as have, to a lesser extent, prices for billets. These price declines will adversely affect Evraz's results.

Results of Operations for the six months ended 30 June 2005 and 2004 (unaudited amounts)

The following table sets forth Evraz's income statement data for the six months ended 30 June 2005 and 2004 in absolute terms and as a percentage of revenues.

	Six months ended 30 June			
	2005		2004	
Income statement data	**Amount**	**Percentage of revenues**	**Amount**	**Percentage of revenues**
	(thousands of U.S. dollars, except percentages)			
Revenues[1]	3,631,812	100.0%	2,856,315	100.0%
Cost of revenues	(2,251,213)	(62.0)%	(1,723,529)	(60.3)%
Amortisation of negative goodwill	—	0.0%	15,347	0.5%
Gross profit	**1,380,599**	**38.0%**	**1,148,133**	**40.2%**
Selling and distribution costs	(107,283)	(2.9)%	(102,393)	(3.6)%
General and administrative expenses	(227,203)	(6.3)%	(136,890)	(4.8)%
Other operating income and expenses, net	(40,732)	(1.1)%	(22,189)	(0.8)%
Profit from operations	1,005,381	27.7%	886,661	31.0%
Non-operating income and expenses, net	(20,068)	(0.6)%	(58,385)	(2.0)%
Profit before tax	985,313	27.1%	828,276	29.0%
Income tax expense	(256,437)	(7.0)%	(167,606)	(5.9)%
Net profit	728,876	20.1%	660,670	23.1%
Net profit attributable to equity holders of the parent entity	612,339	16.9%	582,585	20.4%
Net profit attributable to minority interests	116,537	3.2%	78,085	2.7%

Note:

(1) Includes service revenues of U.S.$60.6 million and U.S.$73.2 million for the six months ended 30 June 2005 and 2004, respectively. Sales of services consist primarily of port, transportation and accounting services.

In the six months ended 30 June 2005 and 2004, approximately 6% and 14%, respectively, of Evraz's revenues were generated in transactions with related parties. In addition, Evraz made significant purchases from related parties. See "Related Party Transactions" and Note 11 to the Interim Financial Statements.

Revenues

Evraz's consolidated revenues in the six months ended 30 June 2005 amounted to U.S.$3,631.8 million, a 27.2% increase from U.S.$2,856.3 million in the six months ended 30 June 2004. The increase in revenues was due mainly to improved prices for steel products in Russia and export markets, and also due to a slight increase in the sales volume of steel products and higher prices for sales of vanadium slag, coke and coking products.

The following table illustrates the average price trends for Evraz's principal product groups from 2004 through 30 June 2005 in both the Russian and CIS and non-CIS export markets:

	% change 2nd half 2004 to 1st half 2005	% change 1st half 2004 to 1st half 2005	2005	2004	
			1st half	2nd half	1st half
	(U.S. dollars per tonne, except percentages)				
	Average Russian and CIS prices for Evraz's products[1]				
Railway and construction products	18%	37%	585	496	425
Mining products	14%	38%	463	406	336
Semi-finished products	20%	45%	413	344	284
Other steel products	7%	24%	490	457	394
	Average non-CIS export prices for Evraz's products				
Construction products	(6)%	1%	395	418	389
Semi-finished products	10%	17%	424	386	363
Other steel products	7%	16%	472	440	406

Note:

(1) Prices for sales denominated in roubles are converted into U.S. dollars at the average monthly exchange rate of the rouble to the U.S. dollar as stated by the CBR. Average U.S. dollar prices are calculated as a simple average of the monthly weighted average sales prices in the relevant semi-annual period.

The following table presents Evraz's consolidated revenues by segment for the six months ended 30 June 2005 and 2004.

Revenues by segment	Six months ended 30 June	
	2005	2004
	(thousands of U.S. dollars, except percentages)	
Steel segment		
To third parties	3,565,601	2,720,099
To mining segment	90,281	6,975
To other operations	5,182	2,683
Total	3,661,064	2,729,757
Mining segment		
To third parties	28,696	80,254
To steel segment	561,784	162,809
To other operations	3,061	—
Total	593,541	243,063
Other operations		
To third parties	37,515	55,962
To steel segment	186,715	95,258
To mining segment	54,272	2,746
Total	278,502	153,966
Eliminations	(901,295)	(270,471)
Consolidated revenues	**3,631,812**	**2,856,315**
From steel segment	98.2%	95.2%
From mining segment	0.8%	2.8%
From other segment	1.0%	2.0%

The following table presents the geographic breakdown of Evraz's consolidated revenues for the six months ended 30 June 2005 and 2004.

	Six months ended 30 June	
	2005	2004
	(thousands of U.S. dollars)	
Russia	2,073,705	1,600,822
Thailand	378,332	154,340
Taiwan	346,172	374,960
Iran	123,115	47,216
Korea	113,677	110,865
Vietnam	110,572	86,574
Philippines	109,300	133,209
Hong Kong	74,188	120,033
United States	54,813	771
Kazakhstan	50,124	1,522
Italy	43,949	4,120
China	29,601	154,887
Other countries	124,264	66,996
Total	**3,631,812**	**2,856,315**

Steel segment

Steel segment revenues increased by 34.1% in the six months ended 30 June 2005, to U.S.$3,661.1 million, from U.S.$2,729.8 million in the six months ended 30 June 2004. Steel segment revenues were significantly affected by the price increases noted above (including increases in the price of vanadium slag, coke and coking products) as well as by an increase in the sales volume of steel products.

The following table shows the breakdown of Evraz's steel segment sales in the six months ended 30 June 2005 and 2004.

	Six months ended 30 June			
	2005		2004	
	Millions of U.S. dollars	Percentage of total	Millions of U.S. dollars	Percentage of total
Construction products[1]	770.4	21.0%	672.0	24.6%
Railway products[2]	461.7	12.6%	290.0	10.6%
Mining products[3]	62.3	1.7%	47.7	1.8%
Semi-finished products[4]	1,401.2	38.3%	1,128.4	41.3%
Other steel products[5]	319.3	8.7%	337.0	12.4%
Other products[6]	646.2	17.7%	254.6	9.3%

Notes:

(1) Includes rebars, H-beams, channels and angles.

(2) Includes rails and wheels.

(3) Includes grinding balls and mine uprights.

(4) Includes billets, slabs, pig iron, pipe blanks and blooms.

(5) Includes round rolls, wire and plates.

(6) Includes coke and coking products, refractory products, vanadium slag and resale of coking coal.

Revenues from sales of railway products as a proportion of steel segment sales increased from 10.6% in the six months ended 30 June 2004 to 12.6% in the six months ended 30 June 2005, while revenues from sales of construction, mining and semi-finished products declined slightly as a proportion of steel segment sales despite revenue growth in absolute terms.

The increase in the share of revenues attributable to railway products resulted from increases in the sales volume of railway products as a percentage of total steel segment sales volume as well as higher prices for railway products.

The decline in the share of revenues attributable to sales of both construction and semi-finished products resulted from comparatively lower price growth for these products than average price growth of steel products overall that more than offset the effects of the increased volumes. The growth in prices for semi-finished products, which Evraz sells primarily on export markets, was adversely affected by generally unfavourable worldwide price trends in the first six months of 2005.

The decline in the share of revenues attributable to sales of mining and other steel products was primarily due to slight declines in sales volumes of these products, offset by increased prices.

The increased share of revenues attributable to sales of other products, such as coke, refractory products, vanadium slag and resale of coking coal, is attributable to significant growth in prices for coke, coal and vanadium slag.

For the six months ended 30 June 2005 and 2004, steel segment sales to the mining segment amounted to U.S.$90.3 million and U.S.$7.0 million, respectively. The increased intersegment sales resulted from the acquisition of KGOK as well as more centralised supply of materials and equipment to the mining segment by the steel segment's trading operations in the six months ended 30 June 2005.

Excluding intersegment sales, export sales amounted to approximately 43% of steel segment revenues in the six months ended 30 June 2005, compared to 46% in the six months ended 30 June 2004. The decreased share of export revenues in the six months ended 30 June 2005 was attributable to relatively lower price growth in export markets compared to average price growth for Russian sales combined with a decline in the share of non-CIS exports in the total sales volume (export volumes were generally constant between the periods under review, while domestic sales volumes increased).

Mining segment

Mining segment revenues increased by 144.2% to U.S.$593.5 million in the six months ended 30 June 2005 compared to U.S.$243.1 million in the six months ended 30 June 2004. The increase was mainly due to the acquisition of KGOK in May 2004, combined with substantial growth in average prices of iron ore. Revenues attributable to KGOK for the period in 2005 amounted to U.S.$328.9 million (55.4% of mining segment revenues) compared to U.S.$24.9 million for the period in 2004 (10.2% of mining segment revenues) subsequent to its acquisition in May 2004.

Substantially all of Evraz's mining segment sales consist of iron ore. Consolidated coal assets consist of Neryungri Ugol, which has yet to begin production, and Mine 12 (acquired in March 2005). Revenues attributable to Mine 12 for the period in 2005 amounted to U.S.$8.6 million. Evraz also has a 47.8% interest in the Raspadskaya coking coal mine, which is accounted for under the equity method. Evraz's share in Raspadskaya's net profit is accounted for as "Share of profits (Losses) of associates and a joint venture" (See "—Non-operating income and expense").

For the six months ended 30 June 2005 and 2004, mining segment sales to the steel segment amounted to U.S.$561.8 million (94.7% of mining segment sales) and U.S.$162.8 million (67.0% of mining segment sales), respectively. Approximately 75% of Evraz's iron ore requirements were met by the mining segment in the six months ended 30 June 2005, compared to 48% in the six months ended 30 June 2004. The increase in the proportion of iron ore sourced internally resulted mainly from the acquisition of KGOK. KGOK accounted for 26% of Evraz's total iron ore requirements in the six months ended 30 June 2004, including amounts produced prior to Evraz's acquisition of KGOK in May 2005.

Most third party sales in the mining segment were to customers in Russia.

Other operations

Evraz's other operations segment revenues increased by 80.9% to U.S.$278.5 million in the six months ended 30 June 2005 compared to U.S.$154.0 million in the six months ended 30 June 2004. Revenues were mainly derived from the following operations:

- Nakhodka Sea Port provides seaport services. Its sales amounted to U.S.$23.1 million in the six months ended 30 June 2005 and U.S.$20.0 million in the six months ended 30 June 2004. Intersegment sales accounted for 40.2% and 39.7% of Nakhodka Sea Port's revenues in the period in 2005 and 2004, respectively.
- Evraztrans acts as a railway forwarder for Evraz's steel segment. Evraztrans' sales amounted to U.S.$68.7 million in the six months ended 30 June 2005 and U.S.$19.3 million in the six months ended 30 June 2004. Evraztrans derives most of its revenues from intersegment sales and benefited in 2005 from the acquisition and operation of additional railway cars (when not using its own railway cars, Evraztrans receives only an agency commission). Intersegment sales accounted for 99.6% and 78.8% of Evraztrans' revenues in the period in 2005 and 2004, respectively.
- Metallenergofinance ("MEF") supplies electricity and heat to Evraz's steel and mining segments and to third parties. MEF's sales amounted to U.S.$149.7 million in the six months ended 30 June 2005, compared to U.S.$95.5 million in the six months ended 30 June 2004. MEF's increased revenues are attributable to increased sales of electricity in 2005 as a result of the start of electricity supplies to KGOK, Evrazruda and VGOK in the second half of 2004. Intersegment sales accounted for 84.8% and 64.4% of MEF's revenues in the period in 2005 and 2004, respectively.
- Sinano Shipmanagement ("Sinano") acted as a shipping agent in 2004, but in the six months ended 30 June 2005 Sinano also provided sea freight services to Evraz's steel segment. Sinano's sales amounted to U.S.$21.4 million in the six months ended 30 June 2005 and U.S.$0.1 million in the six months ended 30 June 2004. Sinano derives substantially all of its revenues from intersegment sales.
- OOO Evraz Holding ("Evraz Holding") provides management, accounting and other services to NTMK, ZapSib and NKMK and other Russian subsidiaries of the Company, including from 1 April 2005 KGOK, Evrazruda and VGOK. Evraz Holding generated management fees of U.S.$17.2 million and U.S.$20.1 million in the six months ended 30 June 2005 and 2004, respectively, from the provision of management, accounting and other services to the

Company's subsidiaries and to related parties; 96.2% and 62.1% of these fees were derived from the Company's subsidiaries in these periods, respectively. The decline in Evraz Holding's fee revenue resulted from a reduction in the provision of services to related parties. See "Directors and Management—Management of Subsidiaries" for a further discussion of the role and operations of Evraz Holding.

Third-party sales by the other operations segment decreased from U.S.$56.0 million in the six months ended 30 June 2004 to U.S.$37.5 million in the six months ended 30 June 2005. The decrease is attributable primarily to a decline in third party sales by MEF, Evraztrans and Evraz Holding in favour of intersegment sales, partially offset by a slight increase in third party sales of port services by Nakhodka Sea Port.

Cost of revenues and gross profit

Evraz's consolidated cost of revenues amounted to U.S.$2,251.2 million and U.S.$1,723.5 million in the six months ended 30 June 2005 and 2004, respectively. Cost of revenues as a percentage of consolidated revenues increased slightly, from 60.3% to 62.0% of consolidated revenues in the six months ended 30 June 2004 and 2005, respectively. While raw materials prices increased significantly, the growth in Evraz's own iron ore production moderated the effect of these increases on Evraz's consolidated gross profit.

The table below sets forth cost of revenues, amortisation of negative goodwill and gross profit by segment for the six months ended 30 June 2005 and 2004, including as a percentage of segment revenues.

	Six months ended 30 June			
	2005		2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)			
Steel segment				
Cost of revenues	(2,566,498)	(70.1)%	(1,683,056)	(61.7)%
Raw materials	*(1,715,418)*		*(974,363)*	
Transportation	*(213,620)*		*(171,626)*	
Staff costs	*(189,272)*		*(160,884)*	
Depreciation	*(67,462)*		*(76,447)*	
Energy	*(165,395)*		*(130,949)*	
Other(1)	*(215,331)*		*(168,787)*	
Amortisation of negative goodwill	—	0.0%	10,085	0.4%
Gross profit	1,094,566	29.9%	1,056,786	38.7%
Mining segment				
Cost of revenues	(324,693)	(54.7)%	(192,315)	(79.1)%
Raw materials	*(113,259)*		*(145,487)*	
Staff costs	*(58,974)*		*(20,193)*	
Depreciation	*(25,659)*		*(6,138)*	
Energy(2)	*(88,076)*		*(11,428)*	
Other(3)	*(38,725)*		*(9,069)*	
Amortisation of negative goodwill	—	0.0%	3,858	1.6%
Gross profit	268,848	45.3%	54,606	22.5%
Other operations				
Cost of revenues	(206,083)	(74.0)%	(118,629)	(77.0)%
Amortisation of negative goodwill	—	0.0%	1,404	0.9%
Gross profit	72,419	26.0%	36,741	23.9%
Eliminations—cost of revenues	*846,061*		*270,471*	
Eliminations—gross profit	*(55,234)*		—	
Consolidated cost of revenues	(2,251,213)		(1,723,529)	
Consolidated amortisation of negative goodwill	—		15,347	
Consolidated gross profit	1,380,599		1,148,133	

Notes:

(1) Includes repairs and maintenance and auxiliary materials such as refractory products.

(2) Includes electricity, heat, natural gas and fuel used in the production process, such as fuel oil.

(3) Includes auxiliary materials and repairs and maintenance.

Steel segment

Steel segment cost of revenues increased by 52.5% from U.S.$1,683.1 million to U.S.$2,566.5 million in the six months ended 30 June 2004 and 2005, respectively. Cost of revenues amounted to 70.1% and 61.7% of steel segment revenues for the six months ended 30 June 2005 and 2004, respectively.

Certain items of steel segment cost of revenues, such as energy costs and staff costs, were influenced by expanded operations at NKMK associated with the transfer of certain operations previously conducted by Steel of KMK, an entity under common control with Evraz, to a subsidiary of NKMK. In 2004 the costs associated with these operations were included in fees paid to Steel of KMK for processing services and therefore not incurred directly by Evraz. See "Related Party Transactions—Purchases of Raw Materials—Other" for a description of the transactions with Steel of KMK.

The primary factors affecting the growth of steel segment cost of revenues were:

- Raw materials costs increased by 76.1%. The increase was primarily due to price increases for coking coal (by 87%) and iron ore (by 65%). On a consolidated basis, the impact of price increases for iron ore was mitigated by purchases of these products from Evraz's mining segment, as discussed above. The impact of price increases for coking coal was mitigated only to a limited extent by Evraz's production at Mine 12 and equity interest in Raspadskaya.
- Transportation costs increased by 24.5%. A large part of these costs relate to railway tariffs for the transport of Evraz's steel products from the mills to the relevant ports, which increased by 20% for the six months ended 30 June 2005 as compared to the six months ended 30 June 2004.
- Depreciation costs decreased by 11.8% as a result of certain major items of machinery and equipment at NTMK and ZapSib being fully depreciated in the six months ended 30 June 2005.
- Energy costs increased by 26.3% mainly due increases in electricity, natural gas and heat tariffs, and increased production volumes at NTMK and ZapSib as well as increased operations at NKMK.
- Staff costs increased by 17.6%. Wages and salaries increased in line with inflation, and increased operations at NKMK contributed further to staff costs in the six months ended 30 June 2005.
- Other costs increased by 27.6%. These costs consisted primarily of contractor services and materials for maintenance and repairs. Prices for contractor services increased more than inflation in the period under review.

Steel segment gross profit increased by 3.6% to U.S.$1,094.6 million for the six months ended 30 June 2005 compared to the six months ended 30 June 2004, and gross profit margin was 29.9% and 38.7% of steel segment revenues in the six months ended 30 June 2005 and 2004, respectively. Gross profit margin declined over the period primarily due to greater increases in prices of raw materials than in average sales prices, though as noted above these price increases are reflected as increased margins in the mining segment resulting from increased internal supplies of iron ore.

Mining segment

Mining segment cost of revenues increased by 68.8% to U.S.$324.7 million, amounting to 54.7% of mining segment revenues, in the six months ended 30 June 2005 from U.S.$192.3 million, or 79.1% of mining segment revenues, in the six months ended 30 June 2004.

Mining segment cost of revenues was significantly influenced by the acquisition of KGOK. KGOK's cost of revenues amounted to U.S.$13.6 million (7.1% of mining segment cost of revenues) in the six months ended 30 June 2004 following its acquisition in May 2004, but U.S.$108.1 million (33% of mining segment cost of revenues) in the six months ended 30 June 2005.

The primary factors affecting the growth of mining segment cost of revenues between the periods were:

- Raw materials costs decreased by 22.2%. Increased costs resulting from the acquisition of KGOK, which mainly processes raw iron ore from its own mines, were more than offset by reductions in volumes of iron ore purchased by Evrazruda from third parties as a result of the acquisitions by Evrazruda of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit in the second half of 2004.

- Staff costs increased by 192.1%. Wages and salaries increased in line with inflation, and the acquisition of KGOK and the acquisitions by Evrazruda of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit contributed further to staff costs in the six months ended 30 June 2005.
- Energy costs increased by 670.7% mainly due to the acquisition of KGOK, the acquisitions by Evrazruda of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit and increases in electricity and natural gas tariffs.
- Depreciation costs increased by 318.0% in the six months ended 30 June 2005 due primarily to the acquisition of KGOK and the acquisitions by Evrazruda of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit.
- Other costs increased by 327.0% mainly due to additional maintenance and repair contractor services at KGOK and Evrazruda.

Mining segment gross profit increased by 392.3% to U.S.$268.8 million in the six months ended 30 June 2005, resulting in gross profit margin of 45.3% of mining segment revenues for the six months ended 30 June 2005 as compared to 22.5% for the six months ended 30 June 2004. Gross profit margin improved significantly, mainly as a result of price increases for iron ore in excess of inflation, the addition of KGOK, which engages in relatively more efficient open site extraction of iron ore and increased production at Evrazruda as a result of the acquisitions of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit. Improvements in working practices, modernisation programmes and increased integration into Evraz's operations also contributed to enhanced margins.

Other operations

Other operations cost of revenues increased by 73.7% to U.S.$206.1 million, amounting to 74.0% of other operations revenues, in the six months ended 30 June 2005 from U.S.$118.6 million, amounting to 77.0% of other operations revenues, in the six months ended 30 June 2004. The increase in other operations cost of revenues is primarily attributable to the additional volume of electricity purchased by MEF and supplied to operations in Sverdlovsk region (NTMK, KGOK and VGOK) as well as development of the businesses of Evraztrans and Sinano.

The major components of cost of revenues of Nakhodka Sea Port are staff costs and maintenance costs; the major component of Evraztrans' cost of revenues is rent of railway cars; the major component of MEF's cost of revenues is purchases of electricity from power generating companies; and the major component of Sinano's cost of revenues is the hire rate of ships.

Evraz Holding's cost of revenues amounted to U.S.$0.3 million in the six months ended 30 June 2005, a decline from U.S.$2.2 million in the six months ended 30 June 2004. The share of intersegment sales in Evraz Holding's total sales increased significantly in the first half of 2005 as compared to the first half of 2004. Evraz Holding's expenses that are classified as cost of revenues relate to services provided by Evraz Holding to third parties, and Evraz Holding's expenses that are associated with intragroup sales are included in general and administrative expenses. As a result of the increase in the share of intersegment sales in Evraz Holding's total sales in the six months ended 30 June 2005 as compared to the six months ended 30 June 2004, Evraz Holding's cost of revenues also declined. Staff costs account for most of Evraz Holding's costs.

Other operations gross profit increased by 97.1% to U.S.$72.4 million in the six months ended 30 June 2005 compared to the six months ended 30 June 2004. Gross profit margin was 26.0% and 23.9% of other operations revenues in the period in 2005 and 2004, respectively.

Selling and distribution costs

Selling and distribution costs increased by 4.8% to U.S.$107.3 million, amounting to 3.0% of consolidated revenues, in the six months ended 30 June 2005 from U.S.$102.4 million, amounting to 3.6% of consolidated revenues, in the six months ended 30 June 2004. Selling and distribution costs consist largely of transportation expenses related to Evraz's selling activities.

The following table presents selling and distribution costs by segment for the six months ended 30 June 2005 and 2004, including as a percentage of segment revenues.

Selling and distribution costs by segment	Six months ended 30 June 2005 Amount	2005 Percentage of segment revenues	2004 Amount	2004 Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)			
Steel segment	(129,644)	(3.5)%	(95,629)	(3.5)%
Transportation costs	*(62,230)*		*(52,259)*	
Staff costs	*(10,191)*		*(6,703)*	
Bad debt provision	*(4,584)*		*(507)*	
Other[(1)]	*(52,639)*		*(36,160)*	
Mining segment	(5,595)	(0.9)%	(5,336)	(2.2)%
Transportation costs	*(3,215)*		*(384)*	
Staff costs	*(48)*		*(1,793)*	
Bad debt provision	*(1,117)*		*(1,839)*	
Other	*(1,215)*		*(1,320)*	
Other operations	(13,398)	(4.8)%	(1,428)	(0.9)%
Eliminations	41,354		—	
Total	(107,283)		(102,393)	

Note:

(1) Includes auxiliary materials such as packaging, port services and customs duties.

Steel segment

Selling and distribution costs amounted to 3.5% of steel segment revenues in each of the six months ended 30 June 2005 and 2004, respectively. The primary factors affecting the steel segment selling and distribution costs were:

- Transportation costs increased by 19.1%. Increased freight rates related to export sales was partially offset by the trading margins in Sinano, which provides ship freight services to the export operations of the steel segment.
- Staff costs increased by 52.0%. The increase is primarily attributable to the development of the distribution network in the Russian market and also due to increases in wages and salaries in line with inflation.
- The increase in bad debt provision in the first half of 2005 related principally to obligations of Tagil Energo, which purchases heat energy from NTMK.

Mining segment

Selling and distribution costs amounted to 0.9% and 2.2% of mining segment revenues in the six months ended 30 June 2005 and 2004, respectively. The increase in selling and distribution costs of the mining segment in absolute terms primarily reflects the acquisition of KGOK.

Other operations

Selling and distribution costs amounted to 4.8% and 0.9% of other operations revenues in the six months ended 30 June 2005 and 2004, respectively. The increase in selling and distribution costs was mainly due to the expansion of business activities of Sinano in 2005. Sinano's selling and distribution costs consist primarily of freight expenses, ship management services and ship hire fees.

General and administrative expenses

General and administrative expenses increased by 66.0% to U.S.$227.2 million in the first half of 2005 compared to U.S.$136.9 million in the first half of 2004. As a percentage of consolidated revenues, general and administrative expenses amounted to 6.3% and 4.8% in the six months ended 30 June 2005 and 2004, respectively.

The following table presents general and administrative expenses by segment for the six months ended 30 June 2005 and 2004, including as a percentage of segment revenues.

General and administrative expenses by segment	Six months ended 30 June 2005 Amount	2005 Percentage of segment revenues	2004 Amount	2004 Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)			
Steel segment	(154,169)	(4.2)%	(96,648)	(3.5)%
Staff costs	*(43,848)*		*(31,312)*	
Taxes, other than on income	*(32,934)*		*(12,539)*	
Management fees	*(9,548)*		*(8,756)*	
Other[1]	*(67,839)*		*(44,041)*	
Mining segment	(37,354)	(6.3)%	(12,473)	(5.1)%
Staff costs	*(15,006)*		*(4,734)*	
Taxes, other than on income	*(4,605)*		*(1,700)*	
Other[2]	*(17,743)*		*(6,039)*	
Other operations	(43,878)	(15.8)%	(20,196)	(13.1)%
Unallocated[3]	(5,682)		(7,573)	
Eliminations	13,880		—	
Total	(227,203)		(136,890)	

Notes:

(1) Includes depreciation, insurance, and bank and other service costs.

(2) Includes rent, insurance, and bank and other service costs and, starting from April 2005, management fees paid to Evraz Holding.

(3) Relates mainly to accounting and consulting fees.

Steel segment

General and administrative expenses amounted to 4.2% and 3.5% of steel segment revenues in the six months ended 30 June 2005 and 2004, respectively. The primary factors affecting the growth of steel segment general and administrative expenses were:

- Staff costs increased by 40.0%. Wages and salaries increased in line with inflation. Approximately two-thirds of the total increase is attributable to increased operations at NKMK.
- Taxes, other than on income, including property, land and local taxes, increased by 162.6%. The increase primarily reflects an increase in tax rates for land tax and local taxes as a result of the implementation of a new chapter in the tax code, together with increases in the tax base for Russian property tax due to the commissioning of new equipment at NTMK, ZapSib and NKMK.
- Management fees paid to Evraz Holding were U.S.$9.5 million and U.S.$8.8 million in the six months ended 30 June 2005 and 2004, respectively. The increase in these fees in the six months ended 30 June 2005 is attributable to increased activities at Evraz Holding and increased fees charged by Evraz Holding to offset its expenses.

Mining segment

General and administrative expenses amounted to 6.3% and 5.1% of mining segment revenues for the six months ended 30 June 2005 and 2004, respectively. The increase in general and administrative expenses resulted primarily from the acquisition of KGOK in May 2004 and the acquisition by Evrazruda of Sheregeshkoe Ore Deposit and Irbinskoe Ore Deposit in the second half of 2004, largely as a result of which staff costs increased by 217.0%; taxes, other than on income increased by 171.0%; and other costs increased by 193.8%. Starting from 1 April 2005, other costs include management fees paid by KGOK, Evrazruda and VGOK to Evraz Holding.

Other operations

General and administrative expenses amounted to 15.8% and 13.1% of other operations segment revenues in the six months ended 30 June 2005 and 2004, respectively. Evraz Holding accounted for U.S.$37.0 million (84.4%) and U.S.$13.7 million (67.8%) of other operations general and administrative expenses in the period in 2005 and 2004, respectively. Amounts classified as general and administrative costs were attributable to Evraz Holding's intersegment sales, and Evraz Holding's intersegment sales as a share of its total sales increased in the six months ended 30 June 2005 as a result of increased provision of management services to the Company's subsidiaries. See "Directors and Management—Management of Subsidiaries" for a further discussion of the role and operations of Evraz Holding. Evraz Holding's expenses that related to services provided to third parties were classified as costs of revenues, and in the six months ended 30 June 2005 nearly all of Evraz Holding's costs were classified as general and administrative expenses, consistent with the share of intragroup sales in Evraz Holding's total sales. Most of Evraz Holding's general and administrative costs relate to the wages and salaries of its employees, including Evraz's senior management, though the proportion of Evraz Holding's expenses consisting of costs other than staff costs increased in the six months ended 30 June 2005.

Other operating income and expenses

Other operating expenses, net of other operating income, increased by 83.6% to U.S.$40.7 million in the six months ended 30 June 2005, amounting to 1.1% of consolidated revenues, from U.S.$22.2 million in the six months ended 30 June 2004, amounting to 0.8% of consolidated revenues. Other operating income and expenses consist primarily of social and social infrastructure expenses, gain (loss) on disposal of property, plant and equipment, impairment of assets and foreign exchange gain (loss). Social and social infrastructure expenses, in part a legacy of the Soviet period, include such items as maintenance of medical centres, recreational centres, employee holiday allowances, sponsorship of sports teams and events, charitable donations and cash assistance to retired and former employees and veterans.

The following table presents other operating income and expenses by segment for the six months ended 30 June 2005 and 2004, including as a percentage of segment revenues.

Other operating income and expenses by segment	Six months ended 30 June			
	2005		2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)			
Steel segment				
Social & social infrastructure maintenance expenses	(29,002)	(0.8)%	(14,709)	(0.5)%
Loss on disposal of property, plant and equipment	(7,638)	(0.2)%	(4,189)	(0.2)%
Impairment of assets	(52)	(0.0)%	(2,112)	(0.1)%
Foreign exchange gain (loss)	1,462	0.0%	1,962	0.1%
Other income, net	17	0.0%	(3,922)	0.0%
Total	**(35,213)**	(1.0)%	**(22,970)**	(0.8)%
Mining segment				
Social & social infrastructure maintenance expenses	(4,532)	(0.8)%	(1,379)	(0.6)%
(Loss) gain on disposal of property, plant and equipment	(313)	(0.1)%	40	0.0%
Impairment of assets	(1,404)	(0.2)%	—	—
Foreign exchange gain (loss)	79	0.0%	(148)	(0.1)%
Other income (expense), net	4,153	0.7%	(2,324)	(1.0)%
Total	**(2,017)**	(0.3)%	**(3,811)**	(1.6)%
Other operations				
Social & social infrastructure maintenance expenses	(2,288)	(0.8)%	(293)	(0.2)%
Gain (loss) on disposal of property, plant and equipment	115	0.0%	(4)	0.0%
Impairment of assets	—	—	(73)	(0.0)%
Foreign exchange gain (loss)	(1,159)	(0.4)%	5	0.0%
Other income (expense), net	(65)	(0.0)%	(404)	(0.3)%
Total	**(3,397)**	(1.2)%	**(769)**	(0.5)%
Unallocated				
Foreign exchange gains (loss), net	(658)		1,773	
Gain (loss) on disposal of property, plant and equipment	—		93	
Other operating income (expense)	553		3,495	
Total	**(105)**		**5,361**	
Total other operating income and expenses, net	**(40,732)**		**(22,189)**	

In the steel segment, the increase in social and social infrastructure maintenance expenses is primarily attributable to increased sponsorship expenses at NKMK, increased expenses on social infrastructure at NTMK and additional social expenses in the trading operations of the steel segment related mainly to sponsorship of sporting events. The increase in social and social infrastructure maintenance expenses for the mining segment resulted primarily from the acquisition of KGOK in May 2004, as well as increased expenditures at Evrazruda. The increase in social and social infrastructure maintenance expenses for other operations resulted primarily from sponsorship expenses at Evraz Holding.

Profit from operations

Profit from operations increased by 13.4% to U.S.$1,005.4 million for the six months ended 30 June 2005, amounting to 27.7% of consolidated revenues, compared to U.S.$886.7 million, amounting to 31.0% of consolidated revenues, for the six months ended 30 June 2004. The decline in profit from operations as a percentage of consolidated revenues is attributable to a slight decrease in consolidated gross profit margin and increased general and administrative expenses in the six months ended 30 June 2005.

The following table presents profit from operations by segment for the six months ended 30 June 2005 and 2004, including as a percentage of segment revenues.

	Six months ended 30 June			
	2005		2004	
Profit from operations by segment	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)			
Steel segment	775,540	21.2%	841,539	30.8%
Mining segment	223,881	37.7%	32,986	13.6%
Other operations	11,746	4.2%	14,348	9.3%
Unallocated	(5,786)		(2,212)	
Total	**1,005,381**		**886,661**	

Steel segment

Steel segment profit from operations decreased by 7.8% to U.S.$775.5 million in the six months ended 30 June 2005 from U.S.$841.5 million in the six months ended 30 June 2004. Profit from operations as a percentage of steel segment revenues decreased from 30.8% to 21.2% in the six months ended 30 June 2004 and 2005, respectively. The decline in profit from operations is attributable to proportionally greater increases in prices of raw materials than in average sales prices, though as noted above these price increases are partially reflected as increased margins in the mining segment resulting from increased internal supplies of iron ore, as well as to increased general and administrative expenses.

Mining segment

Mining segment profit from operations increased by 578.7% to U.S.$223.9 million in the six months ended 30 June 2005 from U.S.$33.0 million in the six months ended 30 June 2004. Profit from operations as a percentage of mining segment revenues increased from 13.6% to 37.7% in the six months ended 30 June 2004 and 2005, respectively. The increase in gross profit margin resulted from increases in prices for iron ore in excess of inflation and improved overall efficiency attributable to the acquisition of KGOK, which engages in open site extraction of iron ore, a methodology that is relatively more efficient than the technique employed at VGOK and Evrazruda.

Other operations

Other operations segment profit from operations decreased by 18.1% to U.S.$11.7 million in the six months ended 30 June 2005 compared to U.S.$14.3 million in the six months ended 30 June 2004. Profit from operations as a percentage of other operations segment revenues decreased from 9.3% to 4.2% in the six months ended 30 June 2004 and 2005, respectively. Other operations segment profit from operations declined largely due to increases in general and administrative expenses, which are attributable primarily to Evraz Holding selling and general and administrative expenses.

Non-operating income and expense

Non-operating income and expense includes interest income, interest expense, share of profits of associates and a joint venture, gain (loss) on extinguishment of debts, gain on financial assets and excesses of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent

liabilities over the cost of their acquisition. The table below presents these items for the six months ended 30 June 2005 and 2004, including as a percentage of consolidated revenues.

	Six months ended 30 June			
	2005		2004	
	Amount	percentage of revenues	Amount	percentage of revenues
	(thousands of U.S. dollars, except percentages)			
Interest income	4,335	0.1%	6,777	0.2%
Interest expense	(65,884)	(1.8)%	(45,070)	(1.6)%
Share of profits of associates and a joint venture	41,013	1.1%	17,236	0.6%
Gain (loss) on extinguishment of debts	1,314	0.0%	(101,276)	(3.5)%
Gain on financial assets	—	0.0%	57,189	2.0%
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	9,761	0.3%	5,541	0.2%
Other non-operating (loss) gain	(10,607)	(0.3)%	1,218	0.0%
Total	**(20,068)**	**(0.6)%**	**(58,385)**	**(2.0)%**

Interest income declined by 36.0% to U.S.$4.3 million in the six months ended 30 June 2005 from U.S.$6.8 million in the six months ended 30 June 2004 due to decrease in loans receivable and funds on deposit in deposit accounts.

Interest expense increased by 46.2% to U.S.$65.9 million in the six months ended 30 June 2005 compared to U.S.$45.1 million in the six months ended 30 June 2004. The increase resulted from the issuance of Eurobonds in August and September 2004 (see "—Liquidity and Capital Resources—Capital Resources"), as well as bank borrowings related to capital expenditures.

Share of profits of associates and a joint venture primarily relates to income attributable to Evraz's interest in Raspadskaya.

Loss on extinguishment of debts in the six months ended 30 June 2004 amounted to U.S.$101.3 million and included the following:

- A U.S.$91.2 million loss due to the early settlement in 2004 by Evraz of debts of NTMK and ZapSib that had been rescheduled under settlement agreements entered into in connection with the resolution of the bankruptcies of those companies; a gain had arisen in prior periods in respect of these debts as a result of the discounting to present value when they were rescheduled under the settlement agreements;
- A U.S.$8.7 million loss due to a reversal of the gain that had arisen in a prior period when Evraz obtained a long-term loan from a related party with a below-market interest rate; the reversal was due to the early settlement of these liabilities in 2004; and
- A U.S.$1.4 million loss resulting from the extinguishment of other debts.

Gain on extinguishment of debts in the six months ended 30 June 2005 amounted to U.S.$1.3 million.

Gain on financial assets in the six months ended 30 June 2004 represents a gain on re-measurement of 19.145% of shares in Raspadskaya to fair value, which was realised when these shares were contributed into Corber, the joint venture through which Evraz holds its interest in Raspadskaya.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition in the six months ended 30 June 2005 related primarily to the acquisitions of Mine 12 and of the assets and the business of OOO Nizhnesaldinsky Metallurgical Plant. See Note 4 to the Interim Financial Statements.

Other non-operating loss for the six months ended 30 June 2005 includes U.S.$10.0 million paid to the government of Georgia as a non-refundable prepayment for the acquisition of an ownership interest in JSC Chiaturmanganum and JSC Vartsikhe GES. Evraz planned to acquire a 63.08% interest in these entities, but abandoned the project prior to completion of the acquisitions.

Income tax expense

Income tax expense increased by 53.0% to U.S.$256.4 million in the six months ended 30 June 2005 from U.S.$167.6 million in the six months ended 30 June 2004. Evraz's effective tax rate, defined as income tax expense as a percentage of profit before tax, increased from 20.2% in the six months ended 30 June 2004 to 26.0% in the six months ended 30 June 2005. The increase in the effective tax rate reflects the effect of net losses at Evrazruda and Evraz Holding.

Net profit attributable to equity holders of the parent entity

As a result of the factors set forth above, Evraz's net profit attributable to equity holders of the parent entity increased from U.S.$582.6 million in the six months ended 30 June 2004 to U.S.$612.3 million in the six months ended 30 June 2005.

Net profit attributable to minority interests

Net profit attributable to minority interests was U.S.$116.5 million and U.S.$78.1 million in the six months ended 30 June 2005 and 2004, respectively. Net profit attributable to minority interests consists mainly of the share of minority shareholders in the profits of NTMK and ZapSib, and the increases in net profit attributable to minority interests resulted from the increasing net profit of such entities, partially offset by decreases in the share of minority shareholders. Minority interest in Mastercroft Limited contributed further to the net profit attributable to minority interests in the six months ended 30 June 2005, though as described below Evraz acquired this interest on 1 June 2005. Evraz's strategy is to reduce the share of minorities in its subsidiaries.

The following table presents the Company's effective ownership interests in its major subsidiaries as of 30 June 2005 and 2004:

	As of 30 June			
Subsidiary	2005	2004	Business activity	Location
Mastercroft	100.00	100.00	Holding Company	Cyprus
NTMK	84.42	80.08	Steel production	Russia
ZapSib	95.38	93.36	Steel production	Russia
NKMK	94.95	93.49	Steel production	Russia
KGOK	86.80	71.33	Iron ore mining and processing	Russia
Evrazruda	100.00	99.90	Iron ore mining and processing	Russia
VGOK	82.97	81.57	Iron ore mining and processing	Russia
Neryungri Ugol	100.00	83.30	Coal mining	Russia
Mine 12	100.00	—	Coal mining	Russia
Ferrotrade Limited	100.00	100.00	Trading	Gibraltar
Trade House EvrazHolding	100.00	98.00	Trading	Russia
Trade House EvrazResource	100.00	100.00	Trading	Russia
Nakhodka Sea Port	88.30	85.43	Seaport services	Russia
Evraztrans	76.00	76.00	Freight-forwarding	Russia
Metallenergofinance	100.00	100.00	Utilities supply	Russia

The Company's effective ownership interest in Evrazruda for dates consolidated retrospectively is stated as the effective ownership for periods presented of the entity from which it was acquired.

Evraz acquired a 4.17% minority interest in Mastercroft for U.S.$124.0 million on 1 June 2005. See "—Reorganisation and Formation of the Company". As a result of this acquisition, Evraz's effective ownership interest in its other subsidiaries increased to the levels shown above as of 30 June 2005 from the levels as of 31 December 2004, as they are all held through Mastercroft.

Results of Operations for the years ended 31 December 2004, 2003 and 2002

From 2002 through 2004, Evraz's consolidated revenues increased by 285% and its net profit attributable to equity holders of the parent entity increased from U.S.$5.9 million to U.S.$1,179.6 million. This increase was due mainly to improved prices for steel products in Russia and in export markets.

The following table illustrates the average price trends for Evraz's principal products from 2002 through 2004 in both the Russian and CIS and non-CIS export markets:

	% change 1st half 2002 to 2nd half 2004	Year ended 31 December					
		2004		2003		2002	
		2nd half	1st half	2nd half	1st half	2nd half	1st half
		(U.S. dollars per tonne, except percentages)					
		Average Russian and CIS prices for Evraz's products[1]					
Railway and construction products	139%	496	425	300	261	219	207
Mining products	188%	406	336	235	184	147	141
Semi-finished products	185%	344	284	202	168	125	121
Other steel products	194%	457	394	264	212	166	156
		Average non-CIS export prices for Evraz's products[1][2]					
Construction	112%	418	389	290	255	212	198
Semi-finished products	128%	386	363	246	233	199	169
Other steel products	113%	440	406	296	289	245	207

Notes:

(1) Prices for sales denominated in roubles are converted into U.S. dollars at the average monthly exchange rate of the rouble to the U.S. dollar as stated by the CBR. Average U.S. dollar prices are calculated as a simple average of the monthly weighted average sales prices in the relevant semi-annual period.

(2) Average price data for the year ended 31 December 2004 is for sales by Ferrotrade Limited, and for the years ended 31 December 2003 and 2002 is for sales by Ferrotrade & Co. The actual amounts received by Evraz in respect of sales by Ferrotrade & Co. are less than the amounts presented here, since Ferrotrade & Co. acquired products from Evraz for resale but was not consolidated into Evraz's consolidated financial statements.

The following table sets forth the Company's consolidated income statement data for the years ended 31 December 2004, 2003 and 2002 in absolute terms and as a percentage of revenues.

	Year ended 31 December					
	2004		2003		2002	
Income statement data	**Amount**	**Percentage of revenues**	**Amount**	**Percentage of revenues**	**Amount**	**Percentage of revenues**
	(thousands of U.S. dollars, except percentages)					
Revenues[1]	5,933,121	100.0%	2,167,989	100.0%	1,540,352	100.0%
Cost of revenues	(3,514,048)	(59.2)%	(1,635,496)	(75.4)%	(1,353,392)	(87.9)%
Amortisation of negative goodwill	28,012	0.5%	26,271	1.2%	17,855	1.2%
Gross profit	**2,447,085**	**41.2%**	**558,764**	**25.8%**	**204,815**	**13.3%**
Selling and distribution costs	(192,535)	(3.3)%	(28,524)	(1.3)%	(44,659)	(2.9)%
General and administrative expenses	(346,689)	(5.8)%	(164,585)	(7.6)%	(110,162)	(7.2)%
Other operating income and expenses, net	(71,278)	(1.2)%	(30,007)	(1.4)%	2,859	0.2%
Profit from operations	1,836,583	31.0%	335,648	15.5%	52,853	3.4%
Non-operating income and expenses, net	(114,406)	(1.9)%	(7,831)	(0.4)%	(40,208)	(2.6)%
Profit before tax	1,722,177	29.0%	327,817	15.1%	12,645	0.8%
Income tax expense	(377,289)	(6.4)%	(74,873)	(3.5)%	(11,275)	(0.7)%
Net profit	1,344,888	22.7%	252,944	11.7%	1,370	0.1%
Net profit attributable to equity holders of the parent entity	1,179,625	19.9%	204,982	9.5%	5,934	0.4%
Net profit attributable to minority interests	165,263	2.8%	47,962	2.2%	(4,564)	(0.3)%

Note:

(1) Includes service revenues of U.S.$138.2 million, U.S.$128.5 million and U.S.$65.1 million for the years ended 31 December 2004, 2003 and 2002, respectively. Sales of services consist primarily of heat and electricity supply and port, transportation and accounting services.

In the years ended 31 December 2004, 2003 and 2002, approximately 9%, 31% and 40%, respectively, of Evraz's revenues were generated in transactions with related parties. In addition, Evraz made significant purchases from related parties. See "Related Party Transactions" and Note 14 to the Annual Financial Statements.

Revenues

Evraz's consolidated revenues increased by 40.7% in 2003 to U.S.$2,168.0 million and by 173.7% in 2004 to U.S.$5,933.1 million. The following table presents Evraz's consolidated revenues by segment for 2004, 2003 and 2002.

Revenues by segment	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars, except percentages)		
Steel segment			
To third parties	5,726,069	2,042,156	1,512,077
To mining segment	75,168	17,693	4,142
To other operations	7,804	240	—
Total	5,809,041	2,060,089	1,516,219
Mining segment			
To third parties	116,410	60,377	13,605
To steel segment	493,581	171,632	25,095
To other operations	783	—	—
Total	610,774	232,009	38,700
Other operations			
To third parties	90,643	65,456	14,670
To steel segment	235,145	31,973	—
To mining segment	19,050	—	—
Total	344,838	97,429	14,670
Eliminations	(831,532)	(221,538)	(29,237)
Consolidated revenues	**5,933,121**	**2,167,989**	**1,540,352**
From steel segment	96.5%	94.2%	98.2%
From mining segment	2.0%	2.8%	0.9%
From other operations	1.5%	3.0%	1.0%

The following table presents the geographic breakdown of Evraz's consolidated revenues for 2004, 2003 and 2002.

Revenues by segment	Year ended 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
Russia	3,288,123	1,561,789	973,275
Taiwan	806,674	95,935	83,536
Thailand	457,574	53,136	50,612
Philippines	214,655	69,957	62,021
Korea	213,292	45,095	33,889
Vietnam	213,000	37,873	84,589
Iran	195,456	47,320	—
Hong Kong	178,148	57,709	50,437
China	160,873	120,647	105,738
Other countries	205,326	78,528	96,255
Total	**5,933,121**	**2,167,989**	**1,540,352**

The significant increase in revenues arising outside of Russia in 2004 resulted from an increase in exports of steel products by the steel segment, as discussed below.

Steel segment

Steel segment revenues increased by 35.9% in 2003 to U.S.$2,060.0 million and by 182.0% in 2004 to U.S.$5,809.0 million.

Steel segment revenues were significantly affected by the price increases noted above and by the commencement of operations by NKMK in October 2003. Revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to U.S.$1,034.2 million (18.0% of steel segment revenues) and U.S.$152.1 million (7.0% of steel segment revenues), respectively, excluding margins earned by Ferrotrade Limited and TH EvrazHolding on sales of products produced at NKMK. In addition, steel segment revenues were positively affected by the consolidation of export trading activities through Ferrotrade Limited beginning in October 2003, resulting in the capture of additional trading margin.

The following table shows the breakdown of Evraz's steel segment sales in 2003 and 2004, noting the contribution made by NKMK (excluding margins earned by Ferrotrade Limited and TH EvrazHolding on sales of products produced at NKMK), which commenced operations in October 2003.

	Year ended 31 December			
	2004		2003	
	Millions of U.S. dollars	Percentage of total	Millions of U.S. dollars	Percentage of total
Construction products(1)	1,835.5	31.6%	794.5	38.6%
of which NKMK	*249.3*	*4.3%*	*45.9*	*2.2%*
Railway products(2)	615.9	10.6%	267.5	13.0%
of which NKMK	*255.8*	*4.4%*	*39.1*	*1.9%*
Semi-finished products(3)	2,188.3	37.7%	647.7	31.4%
of which NKMK	*269.2*	*4.6%*	*21.0*	*1.0%*
Other steel products(4)	515.9	8.9%	183.6	8.9%
of which NKMK	*196.9*	*3.4%*	*34.1*	*1.7%*
Other products(5)	653.4	11.3%	166.9	8.1%
of which NKMK	*62.9*	*1.1%*	*14.7*	*0.7%*

Notes:

(1) Includes rebars, H-beams, channels and angles.

(2) Includes rails and wheels.

(3) Includes billets, slabs, pig iron, pipe blanks and blooms.

(4) Includes grinding balls, mine uprights, round rolls, wire and plates.

(5) Includes coke and coking products, refractory products and vanadium slag.

Revenues from sales of semi-finished products increased as a proportion of steel segment sales from 31.4% in 2003 to 37.7% in 2004, while revenues from sales of construction and railway products experienced corresponding declines as a proportion of steel segment sales. The increased share of revenues attributable to sales of semi-finished products reflects Evraz's increased emphasis on higher-priced slabs as opposed to billets in 2004 as well as generally strong prices for slabs and other semi-finished products in export markets. The decline in the share of revenues attributable to sales of construction products reflects a slight decline in sales volume, resulting from an increased emphasis on sales of semi-finished and other products in order to benefit from favourable export market conditions. The share of revenues attributable to railway products declined in 2004 despite an increase in railway product sales volume as a percentage of steel segment sales volume, reflecting the relatively slower growth in the prices of railway products, particularly rails, and the increased share of rails in the sales volume of railway products and steel segment products resulting from the consolidation of NKMK for the full year 2004. The slower growth in the price of rails reflected in part the negotiating power of Russian Railways, the largest purchaser of rails from Evraz.

For the years ended 31 December 2004, 2003 and 2002, steel segment sales to the mining segment amounted to U.S.$75.2 million, U.S.$17.7 million and U.S.$4.1 million, respectively. The increases in steel segment sales to the mining segment in 2004 are attributable to the expansion of Evraz's mining operations, primarily the acquisitions of KGOK and Sheregeshskoe and Irbinskoe Ore Deposits.

Excluding intersegment sales, export sales amounted to approximately 46% of steel segment revenues in 2004, compared to 30% and 38% in 2003 and 2002, respectively. The increased share of export revenues in 2004 was attributable to increased export volumes, particularly of semi-finished products in response to favourable conditions in Evraz's northeast and east Asian export markets, as well as to the additional trading margin resulting from the consolidation of export activities through Ferrotrade Limited. See "—Summary of Acquisitions" and "Related Party Transactions". The reduced share of export revenues in

steel segment revenues in 2003 was attributable to a reduced share of exports in total sales volumes, as Evraz took advantage of relatively more favourable domestic market conditions.

Mining segment

Mining segment revenue increased by 499.5% in 2003 to U.S.$232.0 million and by 163.3% in 2004 to U.S.$610.8 million. The increases in mining segment revenues were due mainly to the following factors:

- Prior to 2 October 2002, Evraz's mining segment consisted of Evrazruda as well as of OOO Abakan Mining Company and OOO Mundybash Processing Plant, both of which are subsidiaries of ZapSib. Revenues of Evrazruda increased from U.S.$21.6 million in 2002 (55.3% of mining segment revenues) to U.S.$156.2 million in 2003 (67.3% of mining segment revenues) and to U.S.$270.5 million in 2004 (44.3% of mining segment revenues), mainly due to the acquisition by Evrazruda of Teisky Rudnik in August 2002 and KuzGOK, Sheregeshskoe Ore Deposit and Irbinskoe Ore Deposit in 2004.
- VGOK was consolidated beginning 2 October 2002. Revenues of VGOK increased to U.S.$102.9 million in 2004 (16.8% of mining segment revenues) from U.S.$53.2 million in 2003 (22.9% of mining segment revenues), mainly due to price increases and an increase in the production of sinter from 2.4 million to 2.9 million tonnes. The volume increase resulted from additional processing capacity that was commissioned in December 2003.
- KGOK was acquired in May 2004. Revenues attributable to KGOK in 2004 amounted to U.S.$209.4 million (34.3% of mining segment revenues).

Substantially all of Evraz's mining segment sales are of iron ore. Evraz expanded its iron ore business through the acquisition of Evrazruda in March 2005, which is consolidated with effect from 31 December 2001 as described above. During the period under review, consolidated coal assets consisted only of Neryungri Ugol, which had yet to begin production, but they now also include Mine 12 (acquired in March 2005). Evraz also has a 47.7% interest in the Raspadskaya coking coal mine, which is accounted for under the equity method.

For the years ended 31 December 2004, 2003 and 2002, mining segment sales to the steel segment amounted to U.S.$493.6 million (80.8% of mining segment sales), U.S.$171.6 million (74.0% of mining segment sales) and U.S.$25.1 million (64.8% of mining segment sales), respectively. Approximately 60% of Evraz's iron ore requirements were met by the mining segment in 2004, 28% in 2003 and less than 10% in 2002. The increase in the proportion of iron ore sourced internally resulted mainly from the acquisitions of VGOK in late 2002 and KGOK in May 2004 and the acquisition by Evrazruda of KuzGOK and Sheregeshskoe and Irbinskoe Ore Deposits. KGOK accounted for a further 12% of Evraz's total iron ore requirements in 2004 prior to its acquisition.

Most third party sales in the mining segment were to customers in Russia.

Other operations

Evraz's other operations segment revenues increased by 564.1% in 2003 to U.S.$97.4 million and by 253.9% in 2004 to U.S.$344.8 million. This segment's revenues were significantly affected by acquisitions, specifically:

- Nakhodka Sea Port, which has been consolidated since 15 February 2003, provides seaport services. Nakhodka Sea Port's sales amounted to U.S.$40.1 million in 2004 and U.S.$29.9 million in 2003, subsequent to its consolidation. Intersegment sales accounted for 38% of Nakhodka Sea Port's revenues in 2004.
- Evraztrans, which commenced operations in the fourth quarter of 2003, acts as a railway forwarder for Evraz's steel segment. Evraztrans sales amounted to U.S.$75.9 million in 2004 and U.S.$0.5 million in 2003. Evraztrans derives most of its revenues from intersegment sales and benefited in 2004 from the acquisition of its own railway cars.
- MEF, which has been consolidated since September 2003, supplies electricity and heat to Evraz's steel and mining segments and to third parties. MEF's sales amounted to U.S.$186.6 million in 2004 and U.S.$48.0 million in 2003, subsequent to its consolidation. MEF derives most of its revenues from intersegment sales and benefited in 2004 by supplying electricity to NTMK, VGOK and KGOK.

- Evraz Holding provides management, accounting and other services to NTMK, ZapSib and NKMK and other Russian subsidiaries of the Company, including from 1 April 2005 KGOK, Evrazruda and VGOK. Evraz Holding generated management fees of U.S.$37.2 million, U.S.$25.8 million and U.S.$15.6 million in 2004, 2003 and 2002, respectively, from the provision of management, accounting and other services to the Company's subsidiaries and to related parties; 68.5%, 33.4% and 6.2% of these fees were derived from the Company's subsidiaries in 2004, 2003 and 2002, respectively. See "Directors and Management—Management of Subsidiaries" for a further discussion of the role and functioning of Evraz Holding.

Third-party sales by the other operations segment, consisting primarily of sales of energy by MEF, provision of port services by Nakhodka Sea Port and provision of transportation and freight forwarding services by Evraztrans, increased from U.S.$14.7 million in 2002 to U.S.$65.5 million in 2003 and U.S.$108.9 million in 2004. The increase is attributable primarily to the consolidation of MEF and Evraztrans for all of 2004, offset by a decline in third-party sales by Evraz Holding and a slight decrease in third-party sales of port services by Nakhodka Sea Port.

Cost of revenues and gross profit

Evraz's consolidated cost of revenues was U.S.$3,514.0 million, U.S.$1,635.5 million and U.S.$1,353.4 million in 2004, 2003 and 2002, respectively. It amounted to 59.2%, 75.4% and 87.9% of consolidated revenues in 2004, 2003 and 2002, respectively. The table below sets forth cost of revenues,

amortisation of negative goodwill and gross profit by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment						
Cost of revenues	(3,585,595)	(61.7)%	(1,560,153)	(75.7)%	(1,334,207)	(88.0)%
Raw materials	*(2,469,218)*		*(919,812)*		*(728,166)*	
Transportation	*(355,177)*		*(39,756)*		*(10,000)*	
Staff costs	*(325,087)*		*(186,869)*		*(199,787)*	
Depreciation	(144,922)		(126,566)		(150,224)	
Energy	*(272,810)*		*(165,791)*		*(139,316)*	
Other[1]	*(18,381)*		*(121,359)*		*(106,714)*	
Amortisation of negative goodwill	18,305	0.3%	18,590	0.9%	15,259	1.0%
Gross profit	2,241,751	38.6%	518,526	25.2%	197,271	13.0%
Mining segment						
Cost of revenues	(448,187)	(73.4)%	(218,790)	(94.3)%	(35,100)	(90.7)%
Raw materials	*(234,364)*		*(171,289)*		*(21,813)*	
Staff costs	*(73,572)*		*(16,958)*		*(8,814)*	
Depreciation	*(27,085)*		*(7,336)*		*(3,192)*	
Other[2]	*(113,166)*		*(23,207)*		*(1,281)*	
Amortisation of negative goodwill	8,166	1.3%	6,405	2.8%	3,164	8.2%
Gross profit	170,753	28.0%	19,624	8.5%	6,764	17.5%
Other operations						
Cost of revenues	(279,998)	(81.2)%	(66,956)	(68.7)%	(12,353)	(84.2)%
Amortisation of negative goodwill	1,541	0.4%	1,276	1.3%	—	0%
Gross profit	66,381	19.2%	31,749	32.6%	2,317	15.8%
Unallocated						
Amortisation of negative goodwill	—		—		(568)	
Gross profit	—		—		(568)	
Eliminations—cost of revenues	*799,732*		*210,403*		*28,268*	
Eliminations—gross profit	*(31,800)*		*(11,135)*		*(969)*	
Consolidated cost of revenues	(3,514,048)		(1,635,496)		(1,353,392)	
Consolidated amortisation of negative goodwill	28,012		26,271		17,855	
Consolidated gross profit	2,447,085		558,764		204,815	

Notes:

(1) Includes repairs and maintenance and auxiliary materials such as ferroalloys and refractory products.

(2) Includes energy, auxiliary materials and repairs and maintenance.

Steel segment

Steel segment cost of revenues increased by 16.9% in 2003 to U.S.$1,560.6 million and by 129.8% in 2004 to U.S.$3,585.6 million. Cost of revenues was 61.7%, 75.7% and 88.0% of steel segment revenues for 2004, 2003 and 2002, respectively.

Steel segment cost of revenues was significantly influenced by the start-up of NKMK. The cost of revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to U.S.$738.3 million (20.6% of steel segment cost of revenues) and U.S.$138.0 million (8.8% of steel segment cost of revenues), respectively.

The primary factors affecting the growth of steel segment cost of revenues were:

- Raw materials costs increased by 26.3% in 2003 and by 168.4% in 2004. The increases were primarily due to price increases for coking coal and iron ore, and volume increases resulting mainly from the start-up of NKMK. On a consolidated basis, the impact of price increases for iron ore was mitigated to an increasing extent by purchases of these products from Evraz's mining segment, as discussed above.
- Transportation costs in 2003 and 2004 resulted from the transfer of trading activities to Ferrotrade Limited (which commenced operations in October 2003). These costs relate to railway tariffs for the transport of Evraz's steel products from the mills to the relevant ports, and prior to the transfer of trading activities to Ferrotrade Limited, such costs had been incurred by Ferrotrade & Co., a related party.
- Depreciation costs remained generally flat despite the start-up of NKMK, due to the relatively low prices paid by NKMK for the assets it acquired and to the fact that significant capital expenditures were either still in progress or completed only late in 2004, resulting in the postponement of depreciation expense into subsequent periods.
- Energy costs increased by 19.0% in 2003 and by 64.6% in 2004 mainly due to the start-up of operations at NKMK and increases in electricity and natural gas tariffs.
- Staff costs decreased by 6.5% in 2003 and increased by 74.0% in 2004. The decrease in 2003 resulted from the allocation of costs attributable to an increase in inventories at Ferrotrade Limited. Wages and salaries increased in 2004 in line with inflation, and the acquisition of NKMK contributed further to staff costs.
- Other costs increased by 13.7% in 2003 and decreased by 84.9% in 2004. The decrease in 2004 resulted from the transfer of activities to Ferrotrade Limited.

Gross profit was 38.6%, 25.2% and 13.0% of steel segment revenues in 2004, 2003 and 2002, respectively. Gross profit significantly improved over the period primarily due to greater increases in average sales prices than in production costs as well as the effect of acquisitions and start-ups. The improvement in margins was also due to increased operating efficiency resulting from Evraz's modernisation programme.

Mining segment

Mining segment cost of revenues increased by 523.3% in 2003 to U.S.$218.8 million and by 104.8% in 2004 to U.S.$448.2 million. Raw materials costs increased by 685.3% in 2003 and by 36.8% in 2004, and staff costs increased by 92.4% in 2003 and by 333.8% in 2004. Depreciation increased by 129.8% in 2003 and by 269.2% in 2004. Cost of revenues was 73.4%, 94.3% and 90.7% of mining segment revenues for 2004, 2003 and 2002, respectively.

Mining segment cost of revenues was significantly influenced by the acquisitions of VGOK and KGOK and by the growth of operations at Evrazruda:

- VGOK's cost of revenues in 2004, 2003 and 2002 (subsequent to its acquisition in October of that year) amounted to U.S.$73.6 million, U.S.$41.3 million and U.S.$7.8 million, respectively. Price increases for purchased iron ore processed into sinter at VGOK as well as an increase of approximately 20% in the production of sinter in 2004 contributed to the growth of VGOK's cost of revenues in 2004. Purchased iron ore accounted for approximately 25%, 23% and 14% of the total volume of iron ore used by VGOK in producing sinter in 2004, 2003 and 2002, respectively.
- KGOK's cost of revenues amounted to U.S.$110.3 million following its acquisition in May 2004. Energy costs included in this amount accounted for most of the increase in other costs of revenues.
- Evrazruda's cost of revenues in 2004, 2003 and 2002 amounted to U.S.$237.0 million, U.S.$157.3 million and U.S.$22.1 million, respectively. The growth reflects the acquisition of

new mining assets by Evrazruda (Teisky Rudnik in August 2002, KuzGOK in February 2004 and Sheregeshkoe and Irbinskoe Ore Deposits in July 2004).

Gross profit was 28.0%, 8.5% and 17.5% of mining segment revenues in 2004, 2003 and 2002, respectively. Gross profit significantly improved in 2004, mainly because prices for iron ore increased faster than inflation. Improvements in working practices, modernisation programmes and increased integration into Evraz's operations also contributed to enhanced margins.

Other operations

Other operations cost of revenues increased by 442.0% in 2003 to U.S.$67.0 million and by 318.2% in 2004 to U.S.$280.0 million. Cost of revenues was 81.2%, 68.7% and 84.2% of other operations revenues for 2004, 2003 and 2002, respectively.

Other operations cost of revenues was significantly affected by the acquisitions of Nakhodka Sea Port, and MEF and the start of operations at Evraztrans. The major components of cost of revenues of Nakhodka Sea Port are staff costs and maintenance costs. The major component of Evraztrans' cost of revenues is rent of railway cars. The major component of MEF's cost of revenues is purchases of electricity from power generating companies.

Evraz Holding's cost of revenues amounted to U.S.$12.4 million in 2002, nil in 2003 and U.S.$6.4 million in 2004. All of Evraz Holding's costs that were classified as cost of revenues in 2002 were reclassified as general and administrative expenses in 2003 and most of such costs were so reclassified in 2004. The costs reclassified in this way were those attributable to intersegment sales. Staff costs account for most of Evraz Holding's costs.

Selling and distribution costs

Selling and distribution costs decreased by 36.0% in 2003 to U.S.$28.5 million and increased by 575.0% in 2004 to U.S.$192.5 million. As a percentage of consolidated revenues, selling and distribution costs amounted to 3.2%, 1.3% and 2.9% in 2004, 2003 and 2002, respectively. Selling and distribution costs consisted to a large extent of transportation expenses related to Evraz's selling activities.

The following table presents selling and distribution costs by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
Selling and distribution costs by segment	**Amount**	**Percentage of segment revenues**	**Amount**	**Percentage of segment revenues**	**Amount**	**Percentage of segment revenues**
	(thousands of U.S. dollars, except percentages)					
Steel segment	(182,360)	(3.1)%	(21,506)	(1.0)%	(44,276)	(2.9)%
Transportation costs	*(104,621)*		*(430)*		*(3,031)*	
Staff costs	*(17,922)*		*(9,264)*		*(2,176)*	
Other[(1)]	*(59,817)*		*(11,812)*		*(39,069)*	
Mining segment	(13,217)	(2.2)%	(5,391)	(2.3)%	(1,352)	(3.5)%
Transportation costs	*(3,663)*		*(1,798)*		*(657)*	
Staff costs	*(111)*		*(12)*		—	
Bad debt provision	*(6,280)*		*(2,786)*		*(183)*	
Other	*(3,163)*		*(791)*		*(512)*	
Other operations	(4,382)	(1.3)%	(1,874)	(1.9)%	—	0.0%
Eliminations	7,424		247		969	
Total	(192,535)		(28,524)		(44,659)	

Note:

(1) Includes auxiliary materials such as packaging, customs duties, and bad debt provision (relating mainly to NTMK).

Steel segment

Selling and distribution costs amounted to 3.1%, 1.0%, and 2.9% of steel segment revenues in 2004, 2003 and 2002, respectively. The main drivers of change in absolute terms were:

- the start-up in the fourth quarter of 2003 of Ferrotrade Limited's export operations, which incur freight costs and port charges (these costs were previously incurred by Ferrotrade & Co., a related party);
- the development of the distribution network of Evraz across Russia during 2003 and 2004;
- an increase in bad debt provisions from a benefit of U.S.$3.7 million in 2003 to a provision of U.S.$13.1 million in 2004. The bad debt provision in 2004 related principally to obligations of Tagil Energo, which purchases heat energy from NTMK; and
- abolition of road users tax effective 1 January 2003, which is largely responsible for the decline in selling and distribution costs from 2002 to 2003.

Mining segment

Selling and distribution costs comprised 2.2%, 2.3%, and 3.5% of mining segment revenues in 2004, 2003 and 2002, respectively. In 2003, transportation costs accounted for most of the increase in absolute terms. In 2004, most of the increase was attributable to bad debt provisions in respect of VGOK. The majority of this amount was owed by GBRU, a related party of Evraz.

Other operations

Selling and distribution costs amounted to 1.3%, 1.9%, and nil of other operations revenues in 2004, 2003 and 2002, respectively. MEF and Nakhodka Sea Port together contributed most of the selling and distribution costs of other operations in 2003, and in 2004 most of these costs were attributable to MEF.

General and administrative expenses

General and administrative expenses increased by 49.4% in 2003 to U.S.$164.6 million and by 110.6% in 2004 to U.S.$346.7 million. As a percentage of consolidated revenues, general and administrative expenses amounted to 5.8%, 7.6% and 7.2% in 2004, 2003 and 2002, respectively.

The following table presents general and administrative expenses by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
General and administrative expenses by segment	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment	(260,196)	(4.5)%	(132,371)	(6.4)%	(104,446)	(6.9)%
Staff costs	*(90,913)*		*(39,263)*		*(29,666)*	
Taxes, other than on income	*(38,938)*		*(35,454)*		*(26,511)*	
Management fees	*(18,467)*		*(3,665)*		*(700)*	
Other[1]	*(111,878)*		*(53,989)*		*(47,569)*	
Mining segment	(48,693)	(8.0)%	(9,639)	(4.2)%	(4,203)	(10.9)%
Staff costs	*(19,525)*		*(4,185)*		*(1,513)*	
Taxes, other than on income	*(5,869)*		*(1,335)*		*(921)*	
Other[2]	*(23,299)*		*(4,119)*		*(1,769)*	
Other operations	(52,591)	(15.3)%	(29,880)	(30.7)%	(808)	(5.5)%
Unallocated[3]	(9,587)		(3,583)		(705)	
Eliminations	24,378		10,888		—	
Total	(346,689)		(164,585)		(110,162)	

Notes:

(1) Includes depreciation, insurance, and bank and other service costs.

(2) Includes rent, insurance, and bank and other service costs.

(3) Relates mainly to accounting and consulting fees.

Steel segment

General and administrative expenses amounted to 4.5%, 6.4%, and 6.9% of steel segment revenues in 2004, 2003 and 2002, respectively. General and administrative expenses were affected by the following:

- Staff costs increased by 32.4% in 2003 to U.S.$39.3 million and by 131.5% in 2004 to U.S.$90.9 million due to increases in wages and salaries in line with inflation, bonuses paid to certain managers and the start-up of NKMK.
- Taxes, other than on income, including property, land and local taxes, increased by 33.7% in 2003 to U.S.$35.5 million and by 9.8% in 2004 to U.S.$38.9 million. A significant part of the increase in 2004 was attributable to the start-up of NKMK.
- Management fees to Evraz Holding were U.S.$18.5 million, U.S.$3.7 million and U.S.$0.7 million in 2004, 2003 and 2002, respectively. The increase in these fees in 2004 and 2003 is attributable to increased activities at Evraz Holding, the start-up of operations at NKMK and increased fees charged by Evraz Holding to offset its expenses.

Overall, NKMK contributed U.S.$43.8 million and U.S.$6.3 million to general and administrative expenses in 2004 and the fourth quarter of 2003, respectively.

Mining segment

General and administrative expenses amounted to 8.0%, 4.2%, and 10.9% of mining segment revenues in 2004, 2003 and 2002, respectively. The increase in general and administrative expenses in absolute terms resulted primarily from the acquisitions of VGOK in October 2002 and KGOK in May 2004 and the acquisitions of additional operations by Evrazruda in 2004. Staff costs increased by 176.6% in 2003 to U.S.$4.2 million and by 366.6% in 2004 to U.S.$19.5 million. Taxes, other than on income increased by 44.9% in 2003 to U.S.$1.3 million and by 339.6% in 2004 to U.S.$5.9 million.

Other costs increased by 132.9% in 2003 to U.S.$4.1 million and by 465.6% in 2004 to U.S.$23.3 million, resulting primarily from the acquisitions of VGOK and KGOK and the growth of operations at Evrazruda.

Other operations

General and administrative expenses amounted to 15.3%, 30.7%, and 5.5% of other operations segment revenues in 2004, 2003 and 2002, respectively. Evraz Holding accounted for U.S.$40.9 million (77.8%) and U.S.$23.2 million (77.6%) of other operations general and administrative expenses in 2004 and 2003, respectively, while substantially all its expenses in 2002 (U.S.$12.4 million) were reported under cost of revenues. Amounts classified as general and administrative costs in 2003 and 2004 are attributable to Evraz Holding's intersegment sales. Most of Evraz Holding's general and administrative costs relate to the wages and salaries of its employees, including Evraz's senior management.

Other operating income and expenses

Other operating expenses, net of other operating income, increased by U.S.$32.9 million, from income of U.S.$3.9 million in 2002 to an expense of U.S.$29.0 million in 2003 and increased by 165.7% in 2004 to an expense of U.S.$77.0 million. Other operating expenses (net) amounted to 1.3%, 1.3% and (0.3)% of consolidated revenues in 2004, 2003 and 2002, respectively. Other operating income and expenses consist primarily of social and social infrastructure expenses, gain (loss) on disposal of property, plant and equipment, impairment of assets and foreign exchange gain (loss). Social and social infrastructure expenses, in part a legacy of the Soviet period, include such items as maintenance of medical centres, holiday apartments, employee holiday allowances, sponsorship of sports teams and events, charitable donations and cash assistance to retired and former employees and veterans.

The following table presents other operating income and expenses by segment for 2004, 2003 and 2002, including as a percentage of segment revenues.

Other operating income and expenses by segment	2004 Amount	2004 Percentage of segment revenues	2003 Amount	2003 Percentage of segment revenues	2002 Amount	2002 Percentage of segment revenues
	(thousands of U.S. dollars, except percentages)					
Steel segment						
Social & social infrastructure maintenance expenses	(38,289)	(0.7)%	(24,222)	1.2%	(28,129)	1.9%
Loss on disposal of property, plant and equipment	(10,383)	(0.2)%	(15,683)	(0.8)%	(14,826)	1.0%
Impairment of assets	(5,431)	(0.1)%	(5,068)	(0.2)%	(1,493)	(0.1)%
Foreign exchange gain (loss)	796	0.0%	7,188	0.3%	(14,477)	(1.0)%
Gain on net monetary position	—	—	—	—	62,232	4.1%
Other income, net	(3,606)	(0.1)%	8,397	0.4%	644	0.0%
Total	**(56,913)**	**(1.0)%**	**(29,388)**	**(1.4)%**	**3,951**	**0.3%**
Mining segment						
Social & social infrastructure maintenance expenses	(7,662)	(1.3)%	(1,185)	(0.5)%	(453)	(1.2)%
Gain (loss) on disposal of property, plant and equipment	(3,395)	(0.6)%	240	0.1%	(242)	(0.6)%
Impairment of assets	5,356	0.9%	—	—	—	—
Foreign exchange gain (loss)	(1,360)	(0.2)%	(16)	(0.0)%	(51)	(0.1)%
Gain on net monetary position	—	—	—	—	43	0.1%
Other income (expense), net	(10,017)	(1.6)%	3,270	1.4%	(1,232)	(3.2)%
Total	**(17,078)**	**(2.8)%**	**2,309**	**1.0%**	**(1,935)**	**(5.0)%**
Other operations						
Social & social infrastructure maintenance expenses	(1,363)	(0.4)%	(568)	(0.6)%	—	—
Gain (loss) on disposal of property, plant and equipment	2,767	0.8%	5	0.0%	—	—
Impairment of assets	(1,291)	(0.4)%	(431)	(0.4)%	(426)	(2.9)%
Foreign exchange gain (loss)	(643)	(0.2)%	(293)	(0.3)%	(288)	(2.0)%
Gain on net monetary position	—	—	—	—	406	2.8%
Other income (expense), net	(2,510)	(0.7)%	(630)	(0.6)%	2,210	5.6%
Total	**(3,040)**	**(0.9)%**	**(1,917)**	**(2.0)%**	**1,902**	**6.4%**
Unallocated						
Foreign exchange gains (loss), net	2,357		(1,200)		(168)	
Other operating income (expense)	3,396		189		(891)	
Total	**5,753**		**(1,011)**		**(1,059)**	
Total other operating income and expenses, net	**(71,278)**	**(1.2)%**	**(30,007)**	**(1.4)%**	**2,859**	**0.2%**

In the steel segment, the increase in social and social infrastructure expenses is primarily attributable to the start-up of operations at Ferrotrade Limited and NKMK in 2003, as well as increased expenditure at NTMK. Social and social infrastructure maintenance expenses at Ferrotrade Limited consist of payments to the Ekaterinburg Governor's Fund and charities in Primorsky Krai (the region in which Nakhodka Sea Port is located). The increase in social and social infrastructure maintenance expenses for the mining segment resulted primarily from the acquisition of KGOK in May 2004 and the acquisition of additional mining operations at Evrazruda.

Profit from operations

Profit from operations increased by 535.1% in 2003 to U.S.$335.6 million and by 447.2% in 2004 to U.S.$1,836.6 million. Profit from operations as a percentage of consolidated revenues increased from 3.4% in 2002 to 15.5% in 2003 and to 31.0% in 2004, mainly as a result of improved gross margins.

The following table presents profit from operations by segment for 2004, 2003, and 2002, including as a percentage of segment revenues.

	Year ended 31 December					
	2004		2003		2002	
Profit from operations by segment	**Amount**	**percentage of segment revenues**	**Amount**	**percentage of segment revenues**	**Amount**	**percentage of segment revenues**
	(thousands of U.S. dollars, except percentages)					
Steel segment	1,742,283	30.0%	335,261	16.3%	52,500	3.5%
Mining segment	91,767	15.0%	6,903	3.0%	(726)	(1.9)%
Other operations	6,369	1.8%	(1,922)	(2.0)%	3,411	23.3%
Unallocated	(3,836)	—	(4,594)	—	(2,332)	—
Total	**1,836,583**		**335,648**		**52,583**	

Steel segment

Steel segment profit from operations increased by 538.6% in 2003 to U.S.$335.3 million and by 419.7% in 2004 to U.S.$1,742.3 million. Profit from operations as a percentage of steel segment revenues increased from 3.5% in 2002 to 16.3% in 2003, and to 30.0% in 2004.

Mining segment

Mining segment profit from operations increased from a loss of U.S.$0.7 million in 2002 to a profit of U.S.$6.9 million in 2003 and to a profit of U.S.$91.8 million in 2004. Profit from operations as a percentage of mining segment revenues increased from (1.9%) in 2002 to 3.0% in 2003 and to 15.0% in 2004.

Other operations

Other operations segment profit from operations decreased from U.S.$3.4 million in 2002 to a net loss of U.S.$1.9 million in 2003, and increased to a profit of U.S.$6.4 million in 2004. Profit from operations as a percentage of other operations segment revenues decreased from 23.3% in 2002 to (2.0%) in 2003, and increased to 1.8% in 2004. Loss from operations in 2003 related to losses at Nakhodka Sea Port.

Non-operating income and expense

Non-operating income and expense consists of interest income, interest expense, gain/loss on sale of investments, gain/loss on transactions with related parties, gain/loss on extinguishment of debts, write-off

of negative goodwill on new acquisitions and income/loss from associates. The table below presents these items for 2004, 2003 and 2002, including as a percentage of consolidated revenues.

	Year ended 31 December					
	2004		2003		2002	
	Amount	percentage of revenues	Amount	percentage of revenues	Amount	percentage of revenues
	(thousands of U.S. dollars, except percentages)					
Interest income	9,639	0.2%	9,245	0.4%	1,712	0.1%
Interest expense	(105,460)	(1.8)%	(55,387)	(2.6)%	(57,559)	(3.7)%
Share of profits (losses) of associates and joint ventures	43,037	0.7%	(121)	0.0%	(663)	0.0%
Loss on extinguishment of debts	(140,321)	(2.4)%	12,065	0.6%	16,302	1.1%
Net trading gain from a related party	—	—	24,433	1.1%	—	—
Gain on financial assets	57,189	1.0%	—	—	—	—
Loss on sale of minority interest	(34,885)	(0.6)%	—	—	—	—
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	53,963		—		—	
Other non-operating gain	2,432	0.0%	1,934	0.1%	—	—
Total	**(114,406)**	**(1.9)%**	**(7,831)**	**(0.4)%**	**(40,208)**	**(2.6)%**

Interest income increased by 440% in 2003 to U.S.$9.2 million and by 4.3% in 2004 to U.S.$9.6 million. The significant increase in 2003 resulted from loans made to related parties in that year. See "Related Party Transactions".

Interest expense decreased by 3.8% in 2003 to U.S.$55.4 million and increased by 90.4% in 2004 to U.S.$105.5 million. The issuance of Eurobonds in 2003 (see "—Liquidity and Capital Resources—Capital Resources"), as well as bank borrowings related to capital expenditures, resulted in the increase in interest expense in 2004. The impact of the increase in borrowings was offset by a decline in average interest rates for most categories of borrowings. See Note 19 to the Annual Financial Statements.

Net trading gain from a related party amounted to U.S.$24.4 million in 2003 and arose mainly from trading gains associated with repurchases of steel and steel products by Ferrotrade & Co., a related party, from Ferrotrade Limited. Prior to 31 December 2003, in order to fulfil remaining sales commitments subsequent to the transfer of trading activities to Ferrotrade Limited, Ferrotrade & Co. repurchased 521,560 tonnes of steel products from Ferrotrade Limited at higher prices than it received on the initial sale. Under IFRS, Evraz does not include repurchase transactions in revenue and cost of revenue, and only presents net gain or loss.

Gain on financial assets represents gain on re-measurement of 19.145% of shares in Raspadskaya to fair value, which was realised when these shares were contributed into Corber Enterprises, the joint venture through which Evraz holds its interest in Raspadskaya.

Loss on extinguishment of debts in 2004 amounted to U.S.$140.3 million and included the following:

- a U.S.$127.5 million loss due to the early settlement in 2004 by Evraz of debts of NTMK and ZapSib that had been rescheduled under settlement agreements entered into in connection with the resolution of the bankruptcies of those companies; a gain had arisen in prior periods in respect of these debts as a result of the discounting to present value when they were rescheduled under the settlement agreements;
- an U.S.$8.7 million loss due to a reversal of the gain that had arisen in a prior period when Evraz obtained a long-term loan from a related party with a below-market interest rate; the reversal was due to the early settlement of these liabilities in 2004; and
- a U.S.$4.1 million loss resulting from the extinguishment of other debts.

Share of profits (losses) from associates and joint ventures in 2002 and 2003 arose mainly from losses at Nakhodka Sea Port prior to its acquisition, when it was consolidated under the equity method. In addition, loss from associates in 2002 includes VGOK's losses prior to its acquisition in October 2002, in the period during which VGOK was consolidated under the equity method. Income from associates and a joint venture in 2004 mainly relates to income attributable to Evraz's interest in Raspadskaya.

Income tax expense

Income tax expense increased by 564.1% in 2003 to U.S.$74.9 million and by 403.9% in 2004 to U.S.$377.3 million. Evraz's effective tax rate, which is defined as income tax expense as a percentage of profit before tax, decreased from 89.2% in 2002 to 22.8% in 2003, and to 21.9% in 2004. The high effective tax rate in 2002 resulted mainly from net losses at ZapSib, which could not be offset against profits of other subsidiaries.

Current income tax charge amounted to U.S.$444.0 million, U.S.$111.7 million and U.S.$21.3 million in 2004, 2003 and 2002, respectively. Deferred income tax benefits related to the origination and reversal of temporary differences amounted to U.S.$66.7 million, U.S.$36.8 million and U.S.$10.0 million in 2004, 2003 and 2002, respectively.

Net profit attributable to equity holders of the parent entity

As a result of the factors set forth above, Evraz's net profit attributable to equity holders of the parent entity increased from U.S.$5.9 million in 2002 to U.S.$205.0 million in 2003 and to U.S.$1,179.6 million in 2004.

Net profit attributable to minority interests

Net profit attributable to minority interests was U.S.$(4.6) million in 2002, U.S.$48.0 million in 2003 and U.S.$165.3 million in 2004. Net profit attributable to minority interests consists mainly of the share of minority shareholders in the profits of NTMK and ZapSib. The increased net profit attributable to minority interests from 2002 through 2004 resulted from the growing net profit of the subsidiaries. Evraz's strategy is to reduce the share of minorities in its subsidiaries.

Certain of Evraz's subsidiaries are consolidated on the basis of options held by Evraz in respect of controlling interests in such entities, in accordance with relevant accounting interpretations. As the Company has no effective ownership interest in these entities, minority interest attributable to these entities is equal to 100% in Evraz's balance sheet and income statement, except to the extent of any losses. Net profit attributable to the minority interests in such entities for the year ended 31 December 2004 amounted to U.S.$353,000. MEF (which has been wholly-owned by Mastercroft since 29 December 2004) contributed a U.S.$8.1 million net profit, offset by net losses of U.S.$3.8 million at EvrazSecurities S.A., the Company's special purpose entity for the issuance of eurobonds, U.S.$2.0 million at Evraz Holding, and U.S.$1.9 million at Deltorg, which leased production equipment to certain subsidiaries of the Company. See Note 1 to the Annual Financial Statements for a discussion of these entities.

The following table presents the Company's effective ownership interests in its major subsidiaries as of 31 December 2004, 2003 and 2002:

	As of 31 December				
Subsidiary	**2004**	**2003**	**2002**	**Business activity**	**Location**
Mastercroft	95.83	100.00	100.00	Holding Company	Cyprus
NTMK	77.09	74.35	61.10	Steel production	Russia
ZapSib	90.65	93.36	77.39	Steel production	Russia
NKMK	89.97	90.09	—	Steel production	Russia
KGOK	80.68	—	—	Iron ore mining and processing	Russia
Evrazruda	99.90	99.90	99.90	Iron ore mining and processing	Russia
VGOK	78.50	80.32	80.00	Iron ore mining and processing	Russia
Neryungri Ugol	95.83	—	—	Coal mining	Russia
Ferrotrade Limited	95.83	100.00	—	Trading	Gibraltar
Trade House EvrazHolding	95.83	98.00	98.00	Trading	Russia
Trade House EvrazResource	95.83	—	—	Trading	Russia
Nakhodka Sea Port	82.21	84.12	30.01	Seaport services	Russia
Evraztrans	72.83	100.00	—	Freight-forwarding	Russia
Metallenergofinance	95.83	—	—	Utilities supply	Russia

As of 31 December 2004, a 4.17% interest in Mastercroft was held by the estate of a former member of senior management who had acquired the interest in August 2004. As a result, the Company's effective ownership interest in Mastercroft was only 95.83% as of 31 December 2004, and its effective ownership interests in all of its subsidiaries that it holds indirectly through Mastercroft were similarly affected. The

Company acquired this interest on 1 June 2005 for U.S.$124 million. See "—Reorganisation and Formation of the Company".

The Company's effective ownership interest in Evrazruda for periods consolidated on a uniting of interests basis is stated as the effective ownership for periods presented of the entity from which it was acquired.

Liquidity and Capital Resources

Capital requirements

In addition to meeting its working capital requirements, Evraz expects that repayments of outstanding debt, capital expenditures and acquisitions will represent its most significant uses of funds for the next several years. The amount and timing of Evraz's obligations in respect of outstanding debt is described under "—Contractual obligations and commercial commitments".

Evraz's capital expenditure programme aims at the reconstruction and modernisation of its existing production facilities to reduce costs, improve process flows and expand the product range. Evraz also plans to make capital expenditures to increase the share of higher margin products it produces and sells.

Evraz has a long-term capital expenditure programme that extends through 2010. In 2005, Evraz plans to make capital expenditures of U.S.$590 million, including U.S.$504 million in respect of its steel segment and U.S.$86 million in respect of its mining segment. Evraz currently plans additional capital expenditure of approximately U.S.$675 million from 2006 through 2010 (excluding capital expenditures at Palini and Vitkovice Steel), consisting of U.S.$434 million for its steel segment and U.S.$241 million for its mining segment. Evraz has not yet completed an evaluation of capital expenditure requirements at Palini and Vitkovice Steel. See "Description of Business—Steel Business—Production Facilities" and "Description of Business—Mining Business—Production Facilities" for a discussion of Evraz's principal capital expenditure projects. Evraz's capital expenditure plans are subject to change depending, among other things, on the evolution of market conditions and the cost and availability of funds.

Capital resources

Historically, Evraz has relied on cash provided by operations and short-term debt to finance its working capital and capital requirements, and management expects that these will continue to be important sources of cash in the future. At the same time, Evraz intends increasingly to substitute short-term debt for longer-term debt in order better to match its capital resources to its planned expenditure. Evraz does not currently make use of off-balance sheet financing arrangements.

Evraz intends to finance its capital investment programme with a mix of cash flows from operations and financing activities. Evraz seeks long-term financing (with tenures of five to seven years) both domestically and internationally, from banks and in the capital markets, as well as short-term working capital loans that may be secured by pledges over plant and equipment. Purchases of equipment from major European producers have been, and are expected in the future to be, backed by European export credit agencies, such as Hermes (Germany), OeKB (Austria), KUKE (Poland), SACE (Italy), ODL (Luxembourg), EximBanka SR (Slovakia) and Finnvera (Finland).

Net cash provided by operating activities was U.S.$727.4 million and U.S.$187.2 million in the six months ended 30 June 2005 and 2004, respectively. The increase in net cash provided by operating activities in the six months ended 30 June 2005 was primarily due to a substantial decrease in cash used in working capital. In particular, changes in inventories, trade receivables and receivables from/payables to related parties resulted in significantly lower cash outflows in comparison to the same period in 2004. Transactions associated with the transfer of trading activities from Ferrotrade & Co., a related party, to Ferrotrade Limited, resulted in a significant increase in accounts receivable from related parties as of 30 June 2004 which negatively affected cash provided by operating activities in the six months ended 30 June 2004. Cash provided by operating activities before working capital adjustments increased from U.S.$784.8 million in the six months ended 30 June 2004 to U.S.$853.3 million in the six months ended 30 June 2005.

Net cash provided by operating activities was U.S.$946.5 million, U.S.$42.6 million and U.S.$117.3 million in the years ended 31 December 2004, 2003 and 2002, respectively. The increase in net cash provided by operating activities in 2004 compared to 2003 was primarily due to an increase in operating margins and acquisitions. The increase in operating margins, in turn, was due mainly to substantial growth in prices for steel products in the international and domestic markets. This increase was partially offset by increases in cash used for working capital, including an increase of input VAT from

U.S.$125.8 million in 2003 to U.S.$324.6 million in 2004. Other significant non-cash and working capital adjustments in 2004 compared to 2003 included contributions to cash from loss on extinguishment of debt, interest expense and uses of cash for trade and other receivables and in receivables from/payables to related parties. The principal reason for the decrease in net cash provided by operating activities in 2003 compared to 2002, notwithstanding an increase in operating margins and several acquisitions, was a substantial increase in cash used in working capital, in particular to build inventories. The increase in inventories resulted from increased prices for raw materials. In addition, Evraz increased the level of inventories in anticipation of further increases in the prices of raw materials and steel products. Inventories represented a significantly smaller use of cash in 2004 than in 2003. Cash provided by operating activities before working capital adjustments increased from U.S.$151.0 million in 2002 to U.S.$362.9 million in 2003 and to U.S.$1,595.9 million in 2004.

Net cash used in investing activities was U.S.$657.1 million and U.S.$526.9 million in the six months ended 30 June 2005 and 2004, respectively, and U.S.$816.7 million, U.S.$358.9 million and U.S.$116.7 million in the years ended 31 December 2004, 2003 and 2002, respectively. Substantially all the cash used in investing activities related to purchases of property, plant and equipment, purchases of shares in subsidiaries, and purchase of an interest in a joint venture.

Net cash (used in) from financing activities was U.S.$316.1 million and U.S.$332.5 million in the six months ended 30 June 2005 and 2004, respectively, and U.S.$(36.3) million, U.S.$462.4 million and U.S.$7.0 million in the years ended 31 December 2004, 2003 and 2002, respectively. In 2003 and 2004, Evraz issued U.S. dollar-denominated notes, the proceeds of which were used to finance capital expenditures and repay short-term borrowings, as follows:

- In September and December 2003, EvrazSecurities S.A. issued notes in the aggregate principal amount of U.S.$175 million. The notes bear interest of 8.875% per annum payable semi-annually and mature on 25 September 2006. Mastercroft, together with NTMK, ZapSib, Ferrotrade Limited, NKMK and KGOK jointly and severally guarantee all amounts in respect of the notes. The notes contain covenants that impose restrictions on Mastercroft and its subsidiaries in respect of certain transactions and financial ratios. These covenants included a limitation on the payment of dividends by Mastercroft to 50% of the aggregate consolidated net profit of Mastercroft from 1 January 2003, plus proceeds from the sale of its capital stock after 1 January 2003. Evraz convened a meeting of noteholders on 31 May 2005 that approved amendments to the trust deed in respect of these notes that altered the covenants on these notes to match those on the notes issued in 2004, as described below, including the removal of the restriction on dividend payments by Mastercroft.
- In August and September 2004, EvrazSecurities S.A. issued notes in the aggregate principal amount of U.S.$300 million. The notes bear interest of 10.875% per annum payable semi-annually and mature on 3 August 2009. Mastercroft, Ferrotrade Limited, ZapSib, NTMK, NKMK and KGOK jointly and severally guarantee all amounts in respect of the notes, except that the liability of ZapSib and NTMK is subject in each case to a limit of U.S.$300 million. The notes contain covenants that impose restrictions on Mastercroft and its subsidiaries in respect of certain transactions and financial ratios and generally permit the payment of dividends by Mastercroft provided that it maintains a specified minimum consolidated net equity.

In 2003, 2004 and the six months ended 30 June 2005, the most significant syndicated loan facilities Evraz obtained from international banks to finance its capital requirements included:

- On 18 December 2003, NTMK and ZapSib each entered into U.S.$50 million loan agreements with a syndicate of banks. The loans were promptly drawn down and are to be repaid in twenty-five equal monthly installments from 18 December 2004 to 18 December 2006. The proceeds of the loans are being used to finance working capital needs and investments in connection with the production and export of steel. The loans bear interest at an annual rate of LIBOR plus a margin of 3.7% per annum which may be increased by a maximum of 0.8% per annum if there is a deterioration in the company rating of Mastercroft published by Moody's Investors Service.
- In December 2004, Evraz entered into a U.S.$150 million syndicated loan agreement with a group of international banks. The loan was divided into two parts: a U.S.$50 million six-year tranche ("Tranche A") and a U.S.$100 million five-year tranche ("Tranche B"). The borrowers have the option to request an extension of the Tranche B repayment period to match

Tranche A's repayment profile. The loan is structured as three separate facilities in favour of NTMK (U.S.$60 million), ZapSib (U.S.$60 million) and NKMK (U.S.$30 million). Tranche A was drawn in December 2004 and Tranche B in January 2005. In May 2005, Evraz entered into an agreement to increase the amount of this loan by U.S.$50 million, structured as additional borrowings of U.S.$20 million by NTMK, U.S.$20 million by ZapSib and U.S.$10 million by NKMK. Of the additional borrowings, U.S.$28.3 million has the same maturity as Tranche A and bears interest at LIBOR plus a margin of 3.25% per annum, and U.S.$21.7 million has the same maturity as Tranche B and bears interest at LIBOR plus a margin of 2.75% per annum.

In June 2005, GDRs representing approximately 8.3% of the Company's issued share capital were admitted to trading on the Official List of the London Stock Exchange, and the sale of the GDRs raised U.S.$422 million from new investors.

On 22 September 2005, NTMK concluded a credit facility agreement with KfW, guaranteed by Mastercroft, that provides for up to €100 million in European Community export credit financing and a commercial facility of up to €50 million for general corporate purposes with a term of five years. The commercial facility bears interest at EURIBOR plus a margin of 1.95%. A total of €60 million has been drawn under these facilities. Evraz is also considering the incurrence of additional indebtedness to finance its acquisition of Vitkovice Steel, which is expected to be completed in November 2005, subject to government approvals.

Other financing facilities historically used by Evraz include loans from Russian and international banks, trade financing facilities, and vendor financing for equipment deliveries. All financial decisions are made by the Company, even though the ultimate borrowers have historically been the operating subsidiaries. Evraz intends that a greater portion of its future borrowing requirements will be incurred by the Company.

Liquidity

Evraz has sufficient liquidity to support its current operations and meet its current debt obligations. As the table below illustrates, Evraz had estimated liquidity, defined as cash and cash equivalents and amounts available under unrestricted credit facilities, of approximately U.S.$563 million as of 31 December 2004 and approximately U.S.$1,002 million as of 30 June 2005. In the unlikely event that Evraz were not able to refinance any of the debt falling due in the twelve months ended 30 June 2006, this liquidity position would be sufficient to make all debt principal repayments for this period.

Estimated Liquidity	As of 30 June 2005 (unaudited)	As of 31 December 2004
	(millions of U.S. dollars)	
Cash and cash equivalents[(1)]	673	293
Amount available under credit facilities[(2)]	329	270
Total estimated liquidity	1,002	563

Notes:

(1) Since 30 June 2005, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business, as set forth in this note. On 17 May 2005, Evraz agreed to acquire a 10.7% interest in NTMK from an unaffiliated minority shareholder for U.S.$215 million, payable in cash in instalments through 30 November 2005 (part of this sum was settled before 30 June 2005, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions"). Crosland Global Limited exercised its put on 1 July 2005, and the NTMK minority shareholder did not exercise its call in the specified period. As a result, Evraz's obligation to make installment payments for acquisition of the 10.7% stake in NTMK was accelerated in part on 26 July 2005. On 27 July 2005, the Company declared interim dividends of U.S.$200 million for the first six months of 2005 to its shareholders of record as of 31 May 2005, and this dividend was paid in August 2005. On 11 August 2005, Evraz acquired a 75% stake in Clama S.r.l., which owns 100% of Palini, for cash consideration of €61,000,000 (U.S.$79.1 million at the exchange rate as of the date of transaction). These outflows were partially offset by cash received from additional borrowings and cash generated from operations. In addition, Evraz expects to complete the acquisition of Vitkovice Steel in November 2005 (subject to governmental approvals), the acquisition price of which has been fixed at CZK7.05 billion (U.S.$283.9 million as of 30 June 2005).

(2) Total amounts available under borrowing facilities amounted to approximately U.S.$379.4 million as of 30 June 2005 and U.S.$367.7 million as of 31 December 2004. Amounts in excess of the total stated in this table consisted of facilities tied to specific capital expenditures or specific other uses.

In December 2004, NTMK and ZapSib repaid most of the remaining portion of debt due to third parties in respect of settlement agreements entered into in prior periods in connection with the bankruptcies of those entities, and KGOK made a similar repayment in April 2005. Management believes that the early retirement of this debt will improve Evraz's ability to attract external financing.

Evraz's overall liquidity has improved substantially in recent periods. Evraz's current ratio, defined as current assets divided by current liabilities, increased from 0.64 as of 31 December 2002 to 1.76 as of 31 December 2004 and to 2.28 as of 30 June 2005. Evraz's corporate treasury monitors the financial needs of Evraz's various subsidiaries and has a variety of instruments at its disposal to ensure that each subsidiary has sufficient liquidity to meet its obligations and capital requirements.

Contractual obligations and commercial commitments

The following table sets forth the amount of Evraz's obligations in respect of loans and borrowings as of 30 June 2005 and 31 December 2004 by period:

Obligations in respect of borrowings	As of 30 June 2005					As of 31 December 2004				
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(thousands of U.S. dollars)									
Short-term loans and borrowings (including current portion of long-term borrowings) . .	494,780	494,780	—	—	—	529,951	529,951	—	—	—
Long-term loans and borrowings	929,180	—	301,209	593,781	34,190	799,762	—	290,209	467,002	42,551
Unamortised debt issue costs[(1)] . .	(14,798)	—	—	—	—	(11,669)	—	—	—	—
	1,409,162					1,318,044				

Note:

(1) Unamortised debt issue costs represent commissions and arrangement costs paid by the Company's subsidiaries in relation to the arrangement of long-term loans and the issuance of notes.

As of 30 June 2005 and 31 December 2004, 2003 and 2002, Evraz had equipment with a carrying value of U.S.$94.6 million, U.S.$95.8 million, U.S.$103.2 million and U.S.$431.7 million, respectively, pledged as collateral under loans to Evraz. In addition, Evraz had pledged finished goods with a carrying value of U.S.$307.3 million, U.S.$339.2 million, U.S.$178.6 million and U.S.$30.2 million as of 30 June 2005 and 31 December 2004, 2003 and 2002, respectively.

As of 30 June 2005 and 31 December 2004, 2003 and 2002, Evraz had incurred liabilities in respect of post-employment benefits it provides to employees of certain of its subsidiaries pursuant to collective bargaining agreements of U.S.$52.9 million, U.S.$53.4 million, U.S.$30.7 million and U.S.$19.9 million, respectively. These amounts represent the present value of Evraz's defined benefit obligation less the fair value of plan assets and adjusted for unrecognised actuarial gains and past service costs, discounted to present value. Of the total liability as at 31 December 2004, approximately U.S.$13.6 million related to NTMK, U.S.$19.1 million to ZapSib, U.S.$7.1 million to NKMK, U.S.$7.2 million to KGOK and U.S.$1.2 million to Nakhodka Sea Port, and these amounts were unchanged as of 30 June 2005.

Evraz also makes defined contributions to Russia's state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 34% as of 31 December 2004 and 26% as of 30 June 2005), based on gross salary payments. Evraz is only required to make these contributions as they come due, and it does not retain any legal or constructive obligation to pay future benefits. These contributions are expensed as incurred.

In addition, as at 31 December 2004 restructured taxes payable, such as social insurance taxes, road users taxes, other taxes and tax-related fines and penalties, amounted to U.S.$36.3 million, including a current portion of U.S.$13.0 million. The restructured taxes are payable in quarterly installments through 2011, with nominal amounts of U.S.$14.3 million (including U.S.$5.8 million due in July through December 2005) and U.S.$15.1 million being payable in 2005 and 2006, respectively. The amount of restructured taxes payable as at 30 June 2005 does not include U.S.$42.3 million that will be forgiven as long as Evraz complies with the payment terms of the restructuring agreements and makes timely

payments of its current tax obligations. Evraz believes that it has complied, and will continue to comply, with the payment terms of the restructuring agreements and will continue to make timely payments of its current tax liabilities. See Note 21 to the Annual Financial Statements.

Evraz has signed contracts for the purchase of production equipment and construction works. As of 30 June 2005 the amount remaining to be paid under these contracts was approximately U.S.$350 million.

Future minimum lease payments were as follows as at 31 December 2004:

	As at 31 December 2004		
	Principal	**Interest**	**Total**
	(thousands of U.S. dollars)		
2005	4,688	2,828	7,516
2006-2009	21,319	5,879	27,198
2010	4,342	428	4,770
Total	30,349	9,135	39,484
Less: current portion	(4,688)	(2,828)	(7,516)
Total	**25,661**	**6,307**	**31,968**

Evraz is also involved in a number of social programmes aimed to support education, health care and development of social infrastructure in the towns in which its assets are located, and in the second half of 2005 plans to spend U.S.$47.5 million under these programmes.

Evraz also has committed to the government of Kemerovo Region that it will reduce future environmental pollution and contamination in accordance with an environmental protection programme. In order to implement this obligation, Evraz has committed to spend approximately U.S.$50.0 million from 2005 to 2015 to replace old machinery and equipment, resulting in a reduction of emissions of pollutants.

Tax contingencies

The Russian government has initiated reforms of the tax system that have resulted in some improvement in the tax climate. Many tax laws and related regulations were introduced in 2003 and previous years which were not always clearly written, subject to varying interpretation and inconsistent enforcement. Instances of inconsistent opinions between local, regional and federal tax authorities are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, Evraz has accrued tax liabilities based on management's best estimates. Management estimates that the amount of potential liabilities that could arise as a result of assertions currently being made by tax authorities and that are not accrued in the accompanying financial statements could be up to approximately U.S.$30 million. The majority of these amounts relate to potential Russian tax liability on defaulted payments by an export customer of KGOK prior to its acquisition by Evraz. Moreover, as noted above, restructured taxes payable as at 30 June 2005 does not include U.S.$42.3 million that will be forgiven as long as Evraz complies with the payment terms of the restructuring agreement and makes timely payments of its current tax obligations. In addition, for a further discussion of tax contingencies arising out of Russia's legal, political and administrative practices, see "Risk Factors—Risks Relating to the Russian Federation—Legislative and Legal Risks—Weaknesses and changes in the Russian tax system could materially adversely affect Evraz's business and the value of the Notes" for a discussion of the tax environment in Russia and "Risk Factors—Risks Relating to the Russian Federation—Legislative and Legal Risks—Unlawful, selective or arbitrary Government action may have an adverse effect on Evraz's business and the value of the Notes".

Inflation

While Evraz's revenues depend substantially on international prices for metallurgical products, its costs are closely linked to domestic cost factors. Inflation was moderating in Russia during the past five years and reached 11.7% in 2004, but increased to 8.0% in the first half of 2005, though inflationary pressures are expected to lessen somewhat over the remainder of the year. Over the same period, however, prices for certain important raw materials, and for transportation and energy, were growing faster than the consumer price index. Nonetheless, in 2004 the overall price trends were generally positive, with steel prices growing faster than many relevant cost factors, such as railway transportation costs, natural gas prices, electricity costs and the general consumer price index. During 2004 iron ore prices increased at a slower rate than steel prices, but coking coal prices increased approximately in line with steel prices.

During the first half of 2005 both steel prices and prices for raw materials stabilised and showed downward trends.

The table below presents changes in Russia's consumer price index and rouble to U.S. dollar exchange rates from 2001 through 2004.

	2001	2002	2003	2004	2005 (through 30 June)	2000 to 2004	Source
Consumer Price Index, change in RUR[1]	18.6%	15.1%	12.0%	11.7%	8.0%	71%	Fedstat
Nominal RUR/U.S.$ exchange rate, change[1]	(6.6)%	(5.2)%	7.9%	6.1%	(3.3)%	1%	CBR

Note:

(1) Represents the change from 31 December of the prior period to 31 December of the indicated period, except that data for 2005 is expressed as the change from 31 December 2004 to 30 June 2005.

Seasonality

Seasonal effects have a relatively limited impact on Evraz. Nonetheless, a slowing of demand and, thus, a reduction in sales volumes (and a concomitant increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. The Russian construction market in particular experiences slowdowns in the winter months, and export markets generally slow in the first and second quarters of the year.

Quantitative and Qualitative Disclosures about Market Risk

Overview

Evraz is exposed in the ordinary course of its business to risks related to changes in exchange rates, interest rates, commodity prices and energy and transportation tariffs. Evraz does not currently enter into hedging or forward contracts with respect to any of these risks, and does not currently plan to enter into such arrangements.

Exchange and Interest Rate Risk

Evraz's presentation currency is the U.S. dollar. The measurement currency of Evraz's Russian subsidiaries is the rouble, and the measurement currency of Evraz's subsidiaries located in other countries is the U.S. dollar and the euro.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of the Russian Federation (the "CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. See "Presentation of Financial and Other Information—Exchange Rate Information".

Evraz's products are typically priced in roubles for Russian and CIS sales and in U.S. dollars for international sales, and Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in roubles, while other costs, such as interest expense, are incurred in roubles, U.S. dollars and euro. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The rouble appreciated in real terms against the U.S. dollar by 6.0% in 2002, 15.0% in 2003 and 13.6% in 2004 and by 3.3% in the six months ended 30 June 2005, according to the CBR. However, in recent years the effect of the real appreciation of the rouble against the U.S. dollar has been more than offset by increased prices for Evraz's steel products, both in Russia and internationally. See "—Results of Operations for the six months ended 30 June 2005 and 2004", "—Results of Operations for the years ended 31 December 2004, 2003 and 2002" and "—Inflation".

In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's

rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar have a similar effect when the income statements of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the rouble against the U.S. dollar depreciated by 7.0% in nominal terms during 2002, but appreciated by 2.2% and 6.5% in nominal terms in 2003 and 2004, respectively, and then depreciated by 3.3% during the six months ended 30 June 2005, according to the CBR.

The following table summarises Evraz's outstanding interest-bearing debt, including loans and other borrowings, by currency and interest rate method as at 30 June 2005 and 31 December 2004:

	As at 30 June 2005 (unaudited)				As at 31 December 2004			
	dollar-denominated	rouble-denominated	euro-denominated	Total	dollar-denominated	rouble-denominated	euro-denominated	Total
	(thousands of U.S. dollars)							
Total debt, of which	*1,200,956*	*47,027*	*177,567*	*1,425,550*	*1,095,186*	*126,670*	*156,237*	*1,378,093*
Fixed-rate debt	587,200	12,193	16,619	616,012	568,300	84,917	6,354	659,571
Variable-rate debt	613,756	34,834	160,948	809,538	526,886	41,753	149,883	718,522

The following table summarises Evraz's currency exposure and interest rates on its outstanding debt as of 30 June 2005:

		Expected maturity through 30 June (unaudited)						
	Currency	2006	2007	2008	2009	After 30 June 2009	Total	Annual interest rate[1]
		(thousands of U.S. dollars)						(%)
Variable-rate debt:								
The Russian Bank for Development	U.S.$	1,103	1,103	550			2,756	7% - 8%
Commerzbank AG	U.S.$	7,600	3,801	2,601	2,601	8,485	25,088	5.0%
Credit Suisse	U.S.$		1,600	1,600	1,600	7,400	12,200	6.3%
UBS AG	U.S.$	39,371					39,371	5.0%
Bank Brussels Lambert	U.S.$	27,468					27,468	5.0%
Credit Suisse	U.S.$	33,094					33,094	5.0%
NPB	U.S.$	37,646					37,646	5.0%
BNP Paribas	U.S.$	111,720					111,720	5.0%
Syndicated loans (Société Générale, Commerzbank AG, and Moscow Narodny Bank)	U.S.$	62,400	31,200				93,600	6.8 - 7.0%
Syndicated loans (ABN AMRO Bank N.V., BNP Paribas S.A. and Société Générale)	U.S.$		26,138	44,811	44,810	34,241	150,000	5.9 - 7.2%
Other banks	U.S.$	72,313	5,350	1,800	1,350		80,813	Various
Total U.S.-dollar denominated		*392,715*	*74,404*	*60,298*	*59,298*	*57,041*	*613,756*	
Bayerische Landesbank Girozentrale	euro	15,968	15,952	15,960	15,960	15,962	79,803	3% - 9%
Other banks	euro	12,516	17,353	17,353	13,703	20,222	81,145	Various
Total euro-denominated		*28,484*	*33,305*	*33,313*	*29,663*	*36,184*	*160,948*	
Bearer coupon debt securities (FC EvrazHolding)	Rouble	34,833					34,833	12.5%
Other lenders	Rouble	1					1	
Total rouble-denominated		*34,834*					*34,834*	
Fixed-rate debt:								
Eurobond	U.S.$		175,000				175,000	8.9%
Eurobond	U.S.$					300,000	300,000	10.9%
Sberbank	U.S.$	3,077	6,077	3,846			13,000	8.8% - 11%
Kazkommerzbank	U.S.$	3,529	7,059	7,059	7,059	5,294	30,000	8.0%
Syndicated loans (ABN AMRO Bank N.V., BNP Paribas S.A. and Société Générale)	U.S.$		8,070	13,833	13,834	14,263	50,000	6.9 - 7.2%
Other lenders	U.S.$	19,200					19,200	Various
Total U.S.-dollar denominated		*25,806*	*196,206*	*24,738*	*20,893*	*319,557*	*587,200*	
MDM-Bank	euro	1,248	1,248	1,248	1,247		4,991	7.0%
Société Générale	euro	1,453	4,454	1,454	1,454	5,813	11,628	4.0 - 4.6%
Total euro-denominated		*2,701*	*2,702*	*2,702*	*2,701*	*5,813*	*16,619*	

	Currency	2006	2007	2008	2009	After 30 June 2009	Total	Annual interest rate[1]
		Expected maturity through 30 June (unaudited)						
				(thousands of U.S. dollars)				(%)
Transcreditbank	Rouble	8,398					8,398	9.0%
The Russian Bank for Development	Rouble	523	523	262			1,308	13.0%
BST-Bank	Rouble	244					244	12.5%
Other lenders	Rouble	2,243					2,243	Various
Total rouble-denominated		*11,408*	*523*	*262*			*12,193*	
Total debt		**495,948**	**301,928**	**112,377**	**103,618**	**411,680**	**1,425,550**	

Note:

(1) Interest rates on variable-rate debt are calculated as of 30 June 2005.

A hypothetical, instantaneous and simultaneous 10% appreciation of the rouble and euro against the U.S. dollar as of 31 December 2004 would have resulted in an increase of approximately U.S.$23.0 million on borrowings denominated in roubles and euro held as at 31 December 2004. A hypothetical, instantaneous and simultaneous 10% appreciation of the rouble and euro against the U.S. dollar as of 30 June 2005 would have resulted in an increase of approximately U.S.$22.3 million on borrowings denominated in roubles and euro held as at 30 June 2005.

Commodity Price Risk

Evraz's revenue is exposed to the market risk of price fluctuations related to the sale of its steel products. Prices for the steel products that Evraz sells both inside and outside of Russia are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of raw material inputs) and global and Russian economic growth. The prices for the mined products that Evraz sells to third parties are also affected by supply and demand and global and Russian economic growth. Adverse changes in any of these factors may reduce the revenue that Evraz receives from the sale of its steel or mined products. Evraz's costs are also exposed to fluctuations in prices for the purchase, processing and production of iron ore, coking coal, ferroalloys and other raw material inputs. Evraz's exposure to fluctuations in the price of iron ore and, as a result of the acquisition of Mine 12, coking coal, is limited to the extent that it is able to obtain these products from its own production facilities. Where Evraz obtains these products from internal sources, the effect of price fluctuations is accounted for as an intersegment transfer and eliminated on consolidation. In addition, increased prices for coking coal paid to Evraz's equity investee Raspadskaya are partially reflected as an increase in Evraz's income from affiliates.

As Evraz expands the share of raw materials that it acquires from internal sources, its exposure to commodity price risk associated with the purchase and sale of these products will decline. Evraz's ongoing process of vertical integration, including most recently its acquisition of KGOK in May 2004, the acquisitions by Evrazruda during 2004 and the acquisition of Mine 12 in March 2005 are important elements in Evraz's efforts to reduce its exposure to input commodity price risk.

Tariff Risk

Evraz is also exposed to uncertainty with respect to the prices of the electricity and natural gas that it consumes in producing steel and mining iron ore and coal. Prices for both electricity and natural gas are currently below market prices in western Europe and are regulated by the Government, limiting Evraz's exposure to fluctuations in the cost of these products.

Currently, the Russian electricity sector is characterised by very limited competition and regulated prices. Pricing policy is determined by the Federal Tariffs Service, a governmental agency authorised to regulate prices for the power generated by regional electricity companies, power transmission, dispatch services and interregional trade, and is influenced by regional energy commissions that are authorised to regulate prices within a specific region. Power may also be purchased from the Federal Wholesale Electricity Market ("FOREM"). Most sellers of power on the domestic market are regional generation companies, and most participants in FOREM are regional generating companies that seek to sell a power surplus to regional generating companies with supply deficits as well as industrial companies granted special access to FOREM. From October 2003, participants in FOREM may also purchase and sell limited volumes of power on the competitive sector of the wholesale market operating on a test basis, in which

prices for energy are determined on an "offer-demand" basis. Evraz's subsidiary MEF has been granted such access to FOREM.

In 2004, Evraz's Russian operations purchased approximately 7,903 million kWh of electricity, representing approximately 92% of their needs, from local subsidiaries of UES, the government-controlled national holding company for the Russian power sector. Evraz's Russian operations purchased approximately 4,325 million kWh of electricity from local subsidiaries of UES in the six months ended 30 June 2005, representing approximately 92% of their needs. Domestic electricity prices are regulated by the Russian government. The Government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. Moreover, according to the Russian Energy Strategy approved by the Government in 2003, electricity tariffs for industrial users are to reach 3.2-3.6 U.S. cents per kWh by 2006. Evraz's average cost of electricity in Russia was 2.7 U.S. cents per kWh in 2004, and 2.9 U.S. cents per kWh in the six months ended 30 June 2005. Assuming a price of 3.6 U.S. cents per kWh in 2004, Evraz's Russian operations would have incurred approximately U.S.$103 million in additional costs in 2004. Assuming a price of 3.6 U.S. cents per kWh in the six months ended 30 June 2005, Evraz's Russian operations would have incurred approximately U.S.$27.8 million in additional costs in the period. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at Evraz's facilities, from subsidiaries of Gazprom. Gazprom is a state-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government, and have been rising over the last few years. Evraz's average price for natural gas in Russia in 2004 was RUR1,020 per thousand cubic metres in the fourth quarter of 2004, and increased by a further 22% effective from 1 January 2005, resulting in an average price of RUR1,140 per thousand cubic metres in the six months ended 30 June 2005. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, helping to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement on Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to U.S.$37-42 per thousand cubic metres by 2006 and to U.S.$49-57 per thousand cubic metres by 2010. Assuming a price of U.S.$42 per thousand cubic metres in 2004, Evraz's Russian operations would have incurred approximately U.S.$19 million in additional costs. Assuming a price of U.S.$42 per thousand cubic metres in the six months ended 30 June 2005, Evraz's Russian operations would have incurred approximately U.S.$2 million in additional costs in the period.

Evraz is also exposed to fluctuations in transportation costs. Transportation costs influence Evraz's financial results directly as a component of raw material costs and the costs for transporting finished products to Nakhodka Sea Port or another designated off-take location. Though Evraz's customers in Russia for steel and mined products generally pay transportation costs from the production site to the delivery location, the prices that Evraz receives may be adversely affected by transportation costs to the extent that Evraz must reduce the prices that it can charge customers for its products in order to ensure that its products remain competitive with those of other producers, who may be located closer to customers and therefore less subject to increases in transportation costs. In recent years the Government has indexed railway tariffs in line with inflation, and Evraz expects this policy to continue for the immediate future. Therefore, Evraz does not currently expect fluctuations in railway tariffs to have a significant impact on its margins.

Critical Accounting Policies

Evraz's financial statements are prepared in accordance with International Financial Reporting Standards. Accounting policies applied in the preparation of the IFRS financial statements are described in Note 2 to the Annual Financial Statements and Note 2 to the Interim Financial Statements. The application of certain of these policies requires management to make assumptions and judgments that can significantly affect the amounts reported in the financial statements. Management believes that the following are the critical policies where the assumptions and judgments made may significantly affect the consolidated financial statements.

Accounting for business combinations

In 2004, Evraz applied IFRS 3 Business Combinations to its accounting for business combinations for which the agreement date was on or after 31 March 2004. Under IFRS 3, any excess of the net fair values of the identifiable assets, liabilities and contingent liabilities of the acquired entities over the cost of the acquisition is immediately recognised as income. In accordance with the transitional provisions of IFRS 3, on 1 January 2005 Evraz ceased to recognise negative goodwill in the consolidated balance sheet. The carrying amount of negative goodwill at 31 December 2004 that arose from business combinations, for which the agreement date was before 31 March 2004 or interests in a jointly controlled entity obtained before 31 March 2004 and accounted for by applying the equity method has been derecognised at 1 January 2005, with a corresponding adjustment of U.S.$389.9 million to the opening balance of accumulated profits and minority interest.

Purchases of subsidiaries from entities under common control are accounted for using the pooling of interests method. The assets and liabilities of the subsidiary transferred under common control are recorded at the historical cost of the predecessor. The differences between the total book value of net assets, including the predecessor's goodwill, and the consideration paid is accounted for as an adjustment to the shareholders' equity.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in Evraz's share of net assets of the associate. Evraz's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. When Evraz's share of losses in an associate equals or exceeds its interest in the associate Evraz does not recognise further losses, unless Evraz is obligated to make further payments to, or on behalf of, the associate.

Interest in a joint venture is accounted for under the equity method of accounting whereby it is initially recorded at cost and adjusted thereafter for post-acquisition changes in Evraz's share of net assets of the joint ventures. The income statement reflects Evraz's share of the results of operations of the joint venture.

Mineral licences and long-lived mining assets

Generally, Evraz's mining licences and other operating permits related to the mining activity require certain actions to be taken by Evraz in the abandonment of these operations after the end of production. Evraz's estimates of future abandonment costs consider present regulatory or licence requirements and are based upon management's experience of the costs and requirement of such activities. Considerable judgement is required in forecasting future abandonment costs.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Generally, export revenues are recognised when goods are delivered to the port of shipment and loaded to vessels. Domestic revenues are recognised in accordance with individual contracts with the buyers, generally when title passes to the buyer at railway stations at steel plant locations.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

Useful lives of property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation.

The following factors are considered in determining the useful life of an asset:

(a) the expected usage of the asset by the enterprise;

(b) the expected physical wear and tear;

(c) technical obsolescence arising from changes or improvements in production, or from a change in the market demand for the product or service output of the asset; and

(d) legal or similar limits on the use of the asset, such as the expiry dates of related leases.

The estimation of the useful life of an item of property, plant and equipment is a matter of management judgment based on the experience of the enterprise with similar assets.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15–60 years
Machinery and equipment	4–45 years
Transport and motor vehicles	7–20 years
Other assets	3–15 years

Land is not depreciated.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that Evraz will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Accounts receivable

Accounts receivable are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Significant judgment is used to estimate uncollectible amounts. In estimating uncollectible amounts such factors are considered as current overall economic conditions, industry-specific economic conditions, historical and unanticipated customer performance. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs are accounted for on a weighted average basis and include expenditures incurred in acquiring inventories and brining them to their existing locations and conditions. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

As a part of the estimate, inventory balances are reviewed to identify slow moving and obsolete inventories. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and current specific trends.

Deferred income taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The estimation of that probability includes judgments based on the expected performance.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Post-employment benefits

In addition to defined contributions to Russian Federation state pension, social insurance, medical insurance and unemployment funds at statutory rates in force, the Company's subsidiaries provide pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, Nakhodka Sea Port operates a separately administered defined benefit pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Share based compensation

Certain of the Company's directors and Evraz's senior executives receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments ("equity-settled transactions"). The cost of equity-settled transactions with non-executive directors and employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes-Merton model. In valuing equity-settled transactions, no account is taken of any conditions, other than conditions of remaining in service up to the vesting date.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity (additional paid-in capital), over the period in which service conditions are fulfilled, ending on the date on which the relevant persons become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Evraz's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest. Once a share-settled transaction has vested no further accounting entries are made to reverse the cost already charged, even if the instruments that are the subject of the transaction are subsequently forfeited or, in the case of options, are not exercised. In this case, Evraz makes a transfer between different components of equity.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described above.

Litigation, claims and assessments

Evraz is subject to various lawsuits, claims and proceedings related to matters incidental to its business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

Evraz records liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss. In the event that Evraz were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

Trend Information

Operational Outlook

Evraz's future revenues will be primarily determined by the steel price environment. However, Evraz's investment plans, which are targeted to increase operational efficiency, will enable a shift in product mix towards higher margin products as well as result in a moderate increase in output, which is likely to have a positive effect on Evraz's results of operations. Evraz expects its total steel production to increase by approximately 10% by 2007 as a result of the re-commissioning of a blast furnace at ZapSib in May 2005 and the reconstruction of another blast furnace during 2006, enabling the utilisation of currently excess steel production capacity.

Inventories were higher at the end of the first six months of 2005 than at the end of 2004. This increase in inventories reflected the effects of increased raw material prices on balances of raw materials and work in progress as at 30 June 2005, offset by a decline in balances of finished goods. Evraz expects that prices for raw materials in the remainder of 2005 will generally be lower than in the first six months, reversing the trend of inventory accumulation observed in the first six months.

Most of Evraz's investment programme aims to increase efficiency of its production facilities and to reduce cost of production per tonne. Evraz's mining segment supplies approximately 75% of the steel segment's iron ore requirements. Evraz's requirements for coking coal can be fully covered by purchases from affiliated parties, including Raspadskaya, which is accounted for under the equity method. At NTMK, investment into expansion of power-generation capacity is planned to reduce significantly NTMK's dependence on external sources of electricity by 2007. These factors are expected to help Evraz to limit the impact of increases in the costs of raw materials on its results of operations.

Evraz expects other domestic cost factors, such as salaries, construction materials and natural gas, to continue growing in line with Russian domestic inflation.

Evraz also expects a positive impact on its performance in the second half of 2005 as a result of the acquisition of Palini in August 2005 and, to a lesser extent, Vitkovice Steel, the acquisition of which is expected to be completed in November 2005 (subject to government approvals).

Steel Industry Outlook

Evraz expects consumption of steel in Russia to continue to increase, primarily driven by the engineering, construction and pipe product market sectors.

The Russian construction industry has exhibited particularly significant growth in recent years, with an annual growth rate in excess of the overall rate of GDP growth. Ongoing reform of the Russian railroad sector is also expected to result in significant investment opportunities in this sector and lead to increased demand for steel products, particularly in light of the significant under-investment in the Russian railway system in the past and the plans announced by Russian Railways to invest significantly in its network over the next several years, including on both infrastructure and rolling stock. Overall, Evraz believes that it is positioned to benefit from an increased focus on Russian markets. Evraz also believes that the impact on its results of operations of further fluctuations in iron ore and coking coal prices will be moderated by its increasing vertical integration.

In the first half of 2005, high production levels combined with stagnant demand undermined steel prices in developed European and North American markets, and prices for steel products declined somewhat compared to the very strong levels at the end of 2004. Raw materials prices also somewhat declined. Evraz expects strong domestic market performance combined with a difficult pricing environment in its export markets to continue until the end of 2005. Prices for slabs in Evraz's export markets have declined starting in the second quarter of 2005, as have, to a lesser extent, prices for billets.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The financial information included in this Prospectus is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information herein. The matters described below summarise certain differences between IFRS and U.S. GAAP that may be material. The Company has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and U.S. GAAP is complete. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information herein.

IFRS	U.S. GAAP
Changes in Accounting Policies	
A change in accounting policy should be applied retrospectively unless the amount of any resulting adjustment that relates to prior periods is not reasonably determinable. Any resulting adjustment should be reported as an adjustment to the opening balance of retained earnings. Comparative information should be restated unless it is impracticable to do so. When the amount of the adjustment to the opening balance of retained earnings cannot be reasonably determined, IAS 8, Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies, allows prospective application.	Normally, U.S. GAAP requires changes in accounting policies to be recognised by means of a cumulative catch-up adjustment in the income statement for the current period, a method similar to IAS 8's allowed alternative treatment.
Capitalisation of Interest Costs	
IFRS does not require interest costs associated with borrowings to acquire fixed assets to be capitalised into the cost of the fixed assets; such interest costs may be expensed.	Under U.S. GAAP, interest costs incurred during an asset's acquisition period (e.g., during long-term projects to construct large items of plant) that could have been avoided had the asset not been acquired must be capitalised.
Correction of Errors	
The IAS 8 benchmark treatment requires fundamental errors to be accounted for retrospectively by adjusting the opening balance of retained earnings and restating comparative information, unless it is impracticable to do so. Fundamental errors are errors of such significance that the financial statements of one or more prior periods can no longer be considered to have been reliable at the date of their issue. The allowed alternative treatment under IAS 8 requires such changes to be accounted for by including the cumulative effect in income for the period.	Under U.S. GAAP, all errors should be accounted for as prior period adjustments.

IFRS	U.S. GAAP
First-time application	
When an entity applies IFRS for the first time, it must apply it as if it had always applied IFRS. However, IFRS 1, First-time Adoption of International Financial Reporting Standards, grants limited exceptions from certain requirements in specific areas where the cost of complying with them would be likely to exceed the benefits to users of financial statements.	When an entity applies U.S. GAAP for the first time, it must apply it as if it had always applied U.S. GAAP. This might involve substantive restatement of the opening balance sheet.
Definition of Subsidiary	
IFRS requires consolidation of all enterprises that are controlled by the parent. Control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.	U.S. GAAP focuses on a controlling financial interest through ownership of a majority voting interests or by contract coupled with control. In addition, variable interest entities ("VIEs") in which a parent does not have voting control but absorbs the majority of losses or returns must be also consolidated.
Special Purpose Entities	
IFRS requires consolidation of a special purpose entity ("SPE") where the substance of the relationship indicates control.	U.S. GAAP requires consolidation of an SPE, if consolidation requirements for a VIE are met. Qualifying SPEs are excluded from consolidation.
Minority Interests	
IAS 27, Consolidated and Separate Financial Statements, requires minority interests be presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity. Minority interests in the profit or loss of the group should be separately disclosed.	FASB Concepts Statement No. 6, Elements of Financial Statements, describes minority interest as a part of equity. However, the display of the non-controlling interest is not specifically prescribed in U.S. consolidation pronouncements. Different practices have displayed the non-controlling interest (a) as a separate item between consolidated liabilities and equity, (b) as a separate item among liabilities, (c) as a separate item among equity, or (d) as part of an item such as "other liabilities" and in the income statement as a deduction (sometimes among items of other expenses and sometimes as a separate item) to arrive at net income.
Business Combinations	
All business combinations for which the agreement date is on or after 31 March 2004 shall be accounted for by applying the purchase method. Before 31 March 2004, business combinations could be in the form of either an acquisition accounted for by applying the purchase method (most common) or a uniting of interests (severely restricted).	All business combinations commenced after 30 June 2001 shall be accounted for by applying the purchase method. Before 30 June 2001, business combinations were accounted for using either the purchase method or the pooling-of-interests (similar to uniting of interests) method.
The date of acquisition is the date on which the acquirer obtains control over the net assets and operations of the acquiree.	The date of acquisition is the date on which assets are received or securities are issued.

IFRS	U.S. GAAP
IFRS does not have specific guidance for accounting for business combinations involving entities under common control.	U.S. GAAP provides a specific guidance for accounting of acquisitions which involve transactions with entities under common control.
IFRS requires recognition of minority interest at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities for all business combinations for which the agreement date is on or after 31 March 2004. For acquisitions commenced prior to this date IFRS allowed two options for recognition of minority interests: either at the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary; or at the minority's proportion of the fair values of the identifiable assets and liabilities.	U.S. GAAP allows recognition of minority interest only at the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.
Acquisitions of minority interests are not in the scope of IFRS 3, Business Combinations. Thus, under IFRS preferred accounting treatments would be either to recognise the difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities reflected in the balance sheet at the date of acquisitions as being goodwill; or recognise such difference as being a transaction between the owners, which is reflected in the statement of changes in equity.	In an acquisition of minority interest, U.S. GAAP requires application of the purchased method to the share of net assets acquired.
Negative Purchase Goodwill	
IFRS requires recognition of negative purchase goodwill on all business combinations for which the agreement date is on or after 31 March 2004 immediately in the income statement. Previously, IAS 22 required negative goodwill to be treated in a number of different ways, depending on how it had arisen. To the extent that negative goodwill related to future losses and expenses that were identified in the acquirer's plan for the acquisition and could be measured reliably, it was recognised in the income statement in the period that those losses and expenses occurred. Negative goodwill that did not relate to losses or identified expenses was nominally allocated to the non-monetary assets acquired and was recognised in the income statement as these assets were depreciated. Any negative goodwill in excess of the fair value of the acquired non-monetary assets was recognised immediately in the income statement. Negative goodwill was presented in the balance sheet in the same category as positive goodwill under IAS 22. Effective 1 January 2005, all previously recognised and unamortized negative goodwill is written off to accumulated profits.	FAS 141 requires negative goodwill to be allocated to reduce proportionately the values assigned to all (excepting certain categories) of the acquired assets. Any remaining goodwill, once the value of the acquired assets has been reduced to zero, is recognised as an extraordinary gain in the period that the acquisition takes place. Negative goodwill is not reported in the balance sheet as a separate item, but reduces directly the carrying values of the acquired assets.

IFRS	U.S. GAAP
Hyperinflation	
IAS 29 requires non-monetary balance sheet items and all items in the income statement to be expressed in the measuring unit current at the balance sheet date by applying a general price index. If the entity operating in the hyperinflationary economy is also a foreign subsidiary of an entity that prepares consolidated financial statements, then the restated results will be translated from the hyperinflationary currency into the group's reporting currency only after this restatement has taken place.	FAS 52 requires an entity operating in a hyperinflationary economy to translate its assets, liabilities and income statement into a stable currency as if the stable currency were the functional currency of the entity. If the entity is also a foreign subsidiary, then the parent company is able to restate the subsidiary's reported results and balance sheet directly into its own functional currency.
Decommissioning Costs	
IAS 37 requires entities to record a liability for decommissioning costs using a discount rate that reflects the current market assessment of the time value of money at balance sheet date.	Under FAS 143, the liability is not remeasured for changes in the risk-free interest rate used to discount the provision.
Impairment of Assets	
The IAS 36 methodology for carrying out an impairment review is a two-stage process that requires the reporting entity to consider first whether indicators of impairment are present and, if they are, to compare the asset's carrying value directly to its recoverable amount—defined as the higher of an asset's net selling price and its value in use. Under IFRS, the value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.	FAS 121 and FAS 144 both require a three-stage impairment review process: having determined that indicators of impairment are present, a recoverability test must be performed by comparing the estimated sum of undiscounted cash-flows attributable to the asset to its carrying amount. Only if the asset fails this recoverability test will the third stage, which involves calculating the amount of the impairment by comparing the asset's carrying value to its fair value, be carried out.
Extinguishment of Debts	
Liabilities are remeasured (extinguished) and gain or loss is recognised when there is a significant modification of the terms. Significant modification of the terms in IFRS is when the change in present value of the old debt and the new debt exceeds 10%.	Liabilities are remeasured and gain or loss is recognised in accordance with EITF 96-16, Debtors Accounting for a Modification in Exchange of Debt Instruments, which is more restrictive than IFRS concerning when to recognise gain on extinguishment of debts (that is, when the obligation is discharged and the debtor is legally released from the liability).
Deferred Taxation	
IAS 12 has an exemption for temporary differences in respect of investments where the reporting entity has control over the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.	FAS 109 does not require a liability to be recognised for the difference between the book value and the tax basis of an investment in a foreign subsidiary or joint venture, unless it becomes apparent that this difference will reverse in the foreseeable future.
In respect of elimination of intercompany profits, for example inventory, IAS 12 requires the deferred tax provision to be made at the tax rate of the company that is holding the inventory.	FAS 109 requires the deferred tax provision to be made at the tax rate of the selling company.

IFRS	U.S. GAAP
IAS 12 requires recognition of a deferred tax asset or liability in relation to temporary differences that arise on foreign non-monetary assets that are measured at a historic exchange rate in the reporting entity's functional currency, but whose tax base is in the foreign currency.	FAS 109 prohibits recognition of a deferred tax liability or asset for differences related to assets that are translated from the local currency into the functional currency using historical exchange rates, when those differences arise either from changes in exchange rates or indexing for tax purposes.
Provisions	
IAS 37 requires the time value of money to be taken into account when making a provision.	U.S. GAAP only permits a provision to be discounted where the amount of the liability and the timing of payments are fixed or reliably determinable.
Where there is a range of possible outcomes, IAS 37 requires a provision for the expected value of the obligation to be made, weighting all possible outcomes by their associated probabilities.	Under U.S. GAAP, if any outcome within the range is more likely, then that outcome should be accrued. If no amount within the range is a better estimate than any other, then the minimum amount should be accrued.
Under IFRS, the general principles of IAS 37 should be followed for both environmental and decommissioning provisions. This means that a provision is made where there is a legal or constructive obligation to incur costs. If a provision is made for the costs of cleaning up a site after use or returning it to its original condition, then the costs provided for are included in the capitalised cost of the fixed asset.	There are specific rules under U.S. GAAP for environmental costs in SOP 96-1. These rules require a provision to be recognised when it is probable that a liability has been incurred and the amount can be reasonably estimated. The probability test will be met if litigation can be asserted, or is under way, and it is probable that the outcome of the litigation will be unfavourable.
IAS 37 permits this disclosure to be omitted if it would be severely prejudicial to the entity's position in a dispute with other parties over the contingent liability.	U.S. GAAP has no similar exemption from disclosure of a contingent liability.
Statement of Cash Flows	
IFRS permits interest paid, interest received and dividends received to be classified as part of either operating cash flows or financing/investing cash flows.	Under U.S. GAAP, interest paid, interest received and dividends received must be classified as operating activities.
Segment Reporting	
Segments under IFRS are defined as "a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments".	U.S. GAAP follows a "management approach" in requiring the reportable business segments to be based on the way that management organises segments for making operating decisions and assessing performance.
IFRS distinguishes between business and geographical segments of an entity. Entities that use business segments as their primary reporting format must present secondary segment information based on geographical segments. Conversely, entities that use geographical segments as their primary reporting format need to present secondary segment information based on business segments.	U.S. GAAP requires disclosure of information by operating segment and by geographical segment, but disclosures for the latter may be less extensive than under IFRS.

IFRS	U.S. GAAP
IFRS specifically requires that the accounting policies applied in preparing the consolidated financial statements should also be applied in preparing segment information.	U.S. GAAP requires the use of internal financial reporting policies in preparing segment information, which may differ from the accounting policies used in the consolidated financial statements and may in some cases not conform to U.S. GAAP.

INDUSTRY OVERVIEW

The following information includes extracts from publicly available information, data and statistics and has been extracted from official sources and other sources the Company and the Guarantor believe to be reliable. Each of the Company and the Guarantor accepts responsibility for accurately reproducing such information, data and statistics and as far as each of the Company and the Guarantor is aware no facts have been omitted which would render such information misleading, but each of the Company and the Guarantor accepts no further responsibility in respect of such information, data and statistics. Such information, data and statistics may be approximations or use rounded numbers.

Steel Industry

Global Overview

Steel is one of the most important, multi-functional and adaptable materials in use today, and is generally considered to be a backbone of industrial development. Steel is highly versatile, as it is hot and cold formable, weldable, hard, recyclable and resistant to corrosion, water and heat. The industries in which steel is used include construction, transportation (including railway) and engineering. Steel is also used in the production of power lines, pipelines, white goods and containers.

The steel industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, steel imports and protective trade measures. Steel prices respond to supply and demand and fluctuate in response to general and industry-specific economic conditions. Global steel prices have increased significantly since the end of 2003, reflecting strong demand, particularly in China.

The steel industry operates predominantly on a regional basis as a result of the high cost of transporting steel. For example, the top five producers in each of Japan and the EU control more than 60% of their respective regional markets. However, despite the limitations associated with transportation costs, as well as the restrictive effects of protective tariffs, duties and quotas, global imports and exports have generally increased in the last decade as production has shifted towards low-cost production regions such as China and Southeast Asia.

While steel production has historically been concentrated in the EU, North America, Japan and the former Soviet Union, steel production in China and elsewhere in Asia has grown in importance over the past decade. In 2004, China was the largest single producer of steel in the world, producing approximately 272 million tonnes of crude steel, as well as the largest consumer of steel, consuming over 301 million tonnes of crude steel. World steel production in 2004 increased by 8.8% from 2003, to 1.04 billion tonnes, according to the International Iron and Steel Institute, and production in China increased by 23.2%, to 272 million tonnes, reaching 26% of global steel production. The following table sets forth crude steel production data by country or region for 1997 through 2004:

	1997	1998	1999	2000	2001	2002	2003	2004
				(million tonnes)				
China	109	115	124	127	151	182	220	272
EU[1]	160	160	155	163	158	159	161	194
Japan	105	94	94	106	103	108	111	113
United States	98	99	97	102	90	92	94	99
Russia	49	44	52	59	59	60	63	64
South Korea	43	40	41	43	44	45	46	48
Other Asia[2]	52	49	50	56	56	68	63	51
Other non-CIS Europe[3]	51	48	43	47	47	49	49	28
Other	132	128	133	145	142	141	161	165
Total	**799**	**777**	**789**	**848**	**850**	**904**	**968**	**1,035**

Source: International Iron and Steel Institute

Notes:

(1) Data for 2004 include production of 28 million tonnes in the ten states that joined the EU on 1 May 2004.

(2) Excludes production in China, Japan and South Korea.

(3) Excludes EU member states. Data for periods prior to 2004 include production in the ten states that joined the EU on 1 May 2004.

Steel consumption has historically been focused in the EU, Japan and the United States. In recent years, steel consumption in Asia, and in particular China, has increased significantly. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on rolling and finishing of semi-finished products. The following table sets forth estimated crude steel consumption data by country or region for 1997 through 2004.

	1997	1998	1999	2000	2001	2002	2003	2004
	(million tonnes)							
China	115	123	136	138	170	206	258	292
EU	144	156	154	161	156	153	154	166
United States	124	135	127	133	114	118	104	128
Japan	86	71	71	81	75	73	77	77
South Korea	40	26	35	40	40	45	47	52
Russia	21	18	21	29	31	28	27	37
Other Asia(1)	98	83	90	95	96	106	105	108
Other non-CIS Europe(2)	40	42	36	41	40	42	46	48
Other	121	124	123	135	138	144	152	156
Total	**789**	**778**	**793**	**853**	**860**	**915**	**970**	**1,064**

Source: International Iron and Steel Institute

Notes:

(1) Excludes China, Japan and South Korea.

(2) Excludes EU member states.

Despite producing significant quantities of steel, China and the United States are both net importers of steel, while Japan and Russia are net exporters of steel (though a net importer of steel in 2004, in the second half of the year China's exports exceeded its imports). The major traded steel products worldwide include semi-finished products, hot and cold-rolled sheets and coils, steel tubes and fittings, galvanised sheet, wire rod and angles and sections.

The strategy and product mix of steel producers generally varies between producers in industrial countries and producers in emerging markets. Historically, commodity steel producers in industrialised countries had limited export markets due to the high cost of transporting steel relative to the low value of commodity steel grades. In the second half of the twentieth century, producers in emerging markets began to compete with steel producers in industrialised countries as they took advantage of the lower manufacturing costs in their countries to offset high transportation costs. In response, producers in Western Europe and Japan invested heavily in new technology and capacity to produce high value-added steel grades in order to differentiate their product portfolio and protect their margins by reducing their exposure to commodity steel prices. However, these similar and simultaneous investments resulted in production overcapacity and put pricing pressures on value-added segments. Recently, the growth and consolidation of both steel consumers and raw material suppliers has weakened the bargaining power of steel producers and put further pressure on their margins. Steel producers have responded with a phase of industry consolidation. In 2002, Usinor, Arbed and Aceralia in Europe merged to form Arcelor, and Kawasaki Steel and NKK in Japan merged to form JFE. In 2002 Nucor acquired the assets of Birmingham Steel and International Steel Group ("ISG") acquired the assets of Acme, LTV and Bethlehem Steel in the United States. In late 2004, Ispat International N.V. and LNM Holdings N.V., which comprised the LNM Group, merged to form Mittal Steel and in early 2005 Mittal Steel merged with ISG, forming the world's largest steel company.

Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Despite the recent consolidation, the global steel market remains highly fragmented. In 2004 the five largest producers— Mittal Steel, including ISG (59 million tonnes); Arcelor (47 million tonnes); Nippon Steel (31 million tonnes); JFE (31 million tonnes); and POSCO (31 million tonnes)—accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for under 6%. The 20 largest steel producers accounted for approximately 41% of total global steel production in 2004.

The Russian Steel Industry

Following the collapse of the Soviet Union, the Russian steel industry experienced a substantial decline in production, from over 77 million tonnes in 1991 to 44 million tonnes in 1998. Since then, output has increased by nearly 45%, and in 2004 Russia produced 64 million tonnes of crude steel, or 6.2% of world production, making it the world's fourth largest producer of crude steel. Russia produced nearly 54 million tonnes of rolled products in 2004, operating at approximately 93% of installed capacity. Of this amount, approximately 29 million tonnes (or 54% of the total output of rolled steel) was exported. In 2004, semi-finished products comprised approximately 47% of the total volume of Russian steel exports. Overall, the Russian steel industry sells over 54% of its output abroad and benefits from geographical proximity to strong global markets, particularly in Asia, which is the most significant export market for Russian producers.

Russia is generally considered to be among the lowest-cost steel-producing regions, largely due to relatively low labour and energy costs. Russian steel producers tend to focus on vertical integration, which ensures that they have access to a stable supply of certain raw materials, particularly coking coal and iron ore. While the share of open-hearth furnaces in total steel production in Russia decreased from 53% in 1990 to 22% in 2004, and the share of continuous casting increased from 23% to 59% during the same period, Russian steel producers also have in many cases not yet implemented the latest production technologies. As a result, some Russian steel producers have significant potential for productivity improvements from increased capital investment.

Steel Producers

The Russian steel industry is characterised by a relatively high concentration of production, with the five largest steel companies accounting for approximately 79% of total steel production in Russia. These five companies can be divided into two groups by product type. Evraz and OAO Mechel Steel Group ("Mechel") produce primarily long products, and OAO Magnitogorsk Iron and Steel Works ("MMK"), OAO Severstal ("Severstal") and NLMK produce primarily flat products.

The following table provides information on Russian rolled steel production volumes by producer in 2004 and each producer's main product type:

Company	Output	Market share	Main product type
	(thousand tonnes)	(%)	
Evraz	11,269	21	Long
MMK	10,276	19	Flat/long
Severstal[1]	9,140	17	Flat/long
NLMK	8,567	16	Flat
Mechel Steel Group	3,418	6	Long/flat
Ural Steel	2,732	5	Flat/long
OEMK	1,952	4	Long
Other	6,368	12	—
Total	**53,722**	**100%**	

Source: Chermet

Note:

(1) Russian production only.

The following is an overview of Evraz's principal Russian competitors.

MMK. MMK produces primarily flat products, including slabs, hot- and cold-rolled coils, hot-rolled sheets and plates as well as value-added products such as galvanised steel sheets and tin plate and commodity long products, including billets, bars, wire rod and beams. MMK's production plant, which is the largest single-site integrated steel making facility in Russia, is located in Magnitogorsk, at the edge of the southern Urals in the Chelyabinsk region. MMK has very low levels of vertical integration, with no significant affiliated sources of coking coal or iron ore. In 2004, MMK exported approximately 53% of its production, primarily to markets in Southeast Asia and the Far East, the Middle East and western Europe. In Russia, MMK sells its products primarily in the Urals, Central Russia and Volga regions.

Severstal. Severstal's major product lines are cold- and hot-rolled steel, which it principally supplies to the automotive, metal processing and oil and gas industries. Severstal has also formed Severgal, a joint venture with Arcelor, to produce hot dip galvanised sheet for the automotive industry. Severstal's primary steel production plant is located in Cherepovets, Vologda Region. Severstal obtains significant quantities of its iron ore and coking coal requirements from affiliated entities. In 2004, Severstal exported approximately 48% of its total steel production. Its main export markets are Europe, South East Asia and Central Asia. In 2004, Severstal acquired the assets of Rouge Industries and its primary operating subsidiary, Rouge Steel, which are located in the United States, and in April 2005 the Severstal group completed the acquisition of an approximately 62% interest in Lucchini S.p.A., an Italian steel producer.

NLMK. NLMK produces primarily hot-rolled and cold-rolled flat steel, galvanised steel and colour-coated steel, pipes and other products. NLMK's production facilities are located in Lipetsk in the European part of Russia, south-east of Moscow. NLMK sources significant quantities of its iron ore from affiliated entities, but very little of its coking coal requirements. In 2004, NLMK exported approximately 69% of its production. Its main export markets are South-East Asia, the EU and other European countries (including Turkey) and North America.

Mechel. Mechel produces primarily semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. Its production facilities are located in Chelyabinsk, in the southern Urals. Mechel obtains some of its iron ore requirements from affiliated producers, as well as most of its coking coal requirements. In 2004, Mechel exported approximately 48% of its total production, primarily to customers in Europe and Asia.

Ural Steel. Ural Steel's main products include pig iron and rolled products. Its production facilities are located in Orsk, in the Urals, and were acquired by Ural Steel in 2003 by a tender in connection with bankruptcy proceedings of OAO NOSTA. Ural Steel and its affiliates produce significant quantities of iron ore. In 2004, Ural Steel exported approximately 48% of its total production, primarily to customers in Iran and South Korea.

Russian market

Russian steel production decreased from 1991 through 1998 as a result of the general economic decline in Russia during this period and the consequent reduced demand from the primary steel product consumers: the construction, infrastructure and engineering industries and the military sector. Consumption of rolled steel products in Russia has followed a U-shaped trend since 1990. Consumption was 65 million tonnes in 1990 and then declined steadily due to reduced consumption by heavy industry, to only 18 million tonnes in 1998. However, the devaluation of the rouble in 1998 resulted in economic growth and a sharp increase in domestic demand for steel products, and by 2004, total Russian steel consumption had increased to 27.9 million tonnes.

Despite this increase, steel consumption has remained relatively low in Russia. In 2004 Russia consumed approximately 198 kilograms per capita, down from nearly 309 kilograms of steel in 1992, and substantially less than in such countries as Japan, which consumed 561 kilograms per capita, the United States, which consumed 404 kilograms per capita, and countries in the EU, which consumed on average 390 kilograms per capita, in 2004.

Imported steel comprised only 11% of total steel consumed in Russia during 2004, a decrease from 15% in 2003. Imports of steel into Russia have generally been restrained by trade policy measures implemented by Russian authorities as well as by the relatively high costs of transporting steel to customers in Russia. Russian trade policy has included anti-dumping measures; safeguard measures; and compensatory payments. Anti-dumping measures are determined based on a comparison of import and domestic prices; special defences are implemented based on damages to domestic producers; and compensation payments are required where evidence of foreign subsidies can be found. Imports of Ukrainian rebar and wire rod are currently subject to compensation payments in the form of a 21% duty; imports of channels from Ukraine are currently subject to a 17.4% anti-dumping duty; and imports of galvanised steel from Ukraine and Kazakhstan are subject to a 24% anti-dumping duty. Investigations of anti-dumping with respect to imports of Ukrainian pipe and channels and EU nickel-containing flat products are currently ongoing, and the countervailing measures imposed on Ukrainian rebar and wire rod are also being reviewed for extension.

Export market

Asia, the Middle East and the EU are the primary export destinations for Russian steel producers. China, which is the largest steel importer in the world, accounted for 8% of Russia's total steel exports in 2004. In 2004, Russian producers exported 29 million tonnes of rolled products, of which semi-finished products (including pig iron, slabs and billets) accounted for 47%, flat products for 38% and long products for 15%. The abolition of steel export duties in 2002 by the Russian government has also improved export market opportunities.

Exports of rolled and cast products gradually gained importance during the 1990s, increasing from 12 million tonnes in 1991 to 29 million tonnes in 2004. Exports of rolled products accounted for over 53% of total Russian steel production in 2004. The following table sets forth by percentage the export destinations for Russian steel products in 2004:

Region	Share of total exports
	(%)
Asia	37
Europe	30
Middle East	13
North and South America	11
CIS (other than Russia)	6
Africa	2
Other / Unknown	1
Total	**100**

Source: Russian State Customs Committee

Trade Restrictions

Global trade in steel products is subject to numerous protective tariffs, duties and quotas, though semi-finished products are not generally subject to such measures.

Several treaties between the Russian Federation and the European Union regulate exports of certain steel products from the Russian Federation to the European Union. Exports to the European Union are conducted on the basis of licences issued by the Russian authorities and quotas established in accordance with the treaties. In July 2002 the Ministry of Economic Development and Trade of the Russian Federation and the European Commission entered into a new treaty on the exports of Russian steel to the European Union, pursuant to which the Russian steel export quota for 2002 was increased by 28%, to 1.21 million tonnes, and by a further 2.5% as compared to the preceding year in each of 2003 and 2004, to 1.23 million tonnes and 1.38 million tonnes, respectively. As a result of the accession of ten new members to the EU in May 2004, the Russian import quota was increased by 396 thousand tonnes, to a total of 1.78 million tonnes. The Russian Ministry of Economic Development and Trade reached an agreement with the European Union in December 2004 that provides for a quota of 2.22 million tonnes of export in 2005 and 2.27 million tonnes in 2006, though the final agreement has not yet been signed.

South Korea imposed a 15.95% tariff on imports of H-beams from Russia through July 2005, and both South Korea and Brazil have announced that they are considering further restrictions on steel imports in order to protect domestic producers. Anti-dumping measures on imports of cold-rolled steel from Russia that China imposed in 1999 were allowed to expire in December 2004.

The United States had a quota system in place with respect to imports from Russia of pig iron, cold-rolled steel, slabs, zinc-plated sheets and some other products from Russia which expired on 12 July 2004. From March 2002 until December 2003, the United States had implemented safeguard measures in the form of tariffs on most steel imported to the United States and has retained a licencing and monitoring regime.

Exports of steel products from the Russian Federation are primarily regulated by the Law on Foreign Trade Activity and international treaties of the Russian Federation. There are several treaties with the United States, which establish minimum prices and/or quotas for certain types of steel products which are exported from the Russian Federation to the United States. These treaties also provide that the export of

steel products by Russian exporters into the United States is conducted on the basis of licences issued by Russian authorities.

Overview of the Production Process

The primary components of steel production are coke production, iron making, steelmaking and steel rolling. Following is a brief summary of these processes.

Coke Production

Coke is a solid product of coal coking. Coke contains 86-90% carbon and is used as the main fuel in blast furnaces. Coke is produced by heating coking coal that has been ground and dressed without excess air at temperatures of 1,100°—1,200° C (pyrolysis) for 16-18 hours in coke ovens. After discharge from the ovens, coke is delivered to blast furnaces for use in iron making.

Other products of the coking process include coke-oven gas and various by-products made from the coke-oven gas. Coke-oven gas is used as gaseous fuel in other shops of steel plants and, by-products are often supplied to chemical departments for further processing.

Iron Making

Prepared iron ore raw materials (sinter and pellets) and coke are used for hot metal production. Coke and natural gas serve as fuel for the blast furnaces. Coke-oven gas, together with top gas from the blast furnaces, is used as fuel for the heating of stoves. Sinter, pellets and coke are mixed and added into a blast furnace from the top using skips. Fuel combustion, reduction of iron from oxides, carbonisation of iron with partial reduction of silicon and manganese, melting of all components of burden and slag-making all occur inside a blast furnace.

Hot metal is tapped into hot metal transfer ladles and delivered to the steel making machinery to be converted into steel. Hot metal can also be delivered to a pig iron casting machine that produces pig iron for sale as a semi-finished product. Slag from blast furnaces is fed to slag processing units, where part of the slag is granulated in granulating units and the rest is processed into crushed rock and slag sand.

At many steel plants, top gas produced in the blast furnaces during the iron making process is also used as a fuel for stoves, coke ovens, boilers, rolling mills and for other purposes.

Steel Making

Steel is produced from raw materials using one of three production techniques.

Oxygen converter process. The oxygen converter process is based on the interaction of process oxygen (nearly pure oxygen) with impurities in liquid hot metal. Scrap and hot metal are charged into the vessel and oxygen is then blown via a lance into the vessel, oxidising carbon and other impurities (silicon, manganese, etc.). Metallurgical lime and fluor-spar are fed into the vessel to form slag, which absorbs impurities during the steel making process. The oxygen converter process is generally the most modern and efficient means by which to produce large volumes of high-quality steel.

Electric arc furnaces. Electric arc furnaces produce steel by applying heat generated by electricity arcing between graphite electrodes and a metal bath. The main components of the electric arc furnace are a furnace shell with a tapping device and work opening and a removable roof with electrodes and a tilting device. The steps in the electric arc furnace production process consist of charging, melting, oxidising or purifying, deoxidising or refining. The charge includes scrap, iron ore, fluxes (lime, fluorspar), reducing agents (carbon) and ferroalloys. Further scrap may be added after the ignition of the electric arc and melting. Temperatures in the electric arc furnace may reach as high as 3,500° C in order to melt alloying components that are otherwise difficult to melt. During the refining stage, iron oxides contained in the slag react with the carbon of the bath, which has the effect of rinsing away impurities. The metallurgical process of the oxidisation and reduction phases can be replaced by secondary metallurgical treatment further downstream in the production process.

Open hearth process. Steel is produced in the open hearth process by melting scrap and hot metal on the hearth of a combustion reverberating furnace bath. Scrap, flux and ore are charged into the furnace prior to heating. Fuel is burned in the furnace and the heat necessary to melt the raw materials is provided by radiation from the burning fuel. Hot metal is charged and slag is formed and flushed. During melting,

the oxidisation of carbon and other impurities (such as silicon and manganese) takes place. Metallurgical lime, fluor-spar and brickbats are used to form slag, which absorbs impurities during the steel making process. Open hearth furnaces are disadvantaged by relatively high operating costs due to high levels of energy consumption, high levels of pollutants and relatively low productivity. Open hearth furnaces are also less well suited for continuous casting than oxygen converters or electric arc furnaces, as a result of which open hearth furnaces generally work through the less efficient ingot casting process. For a number of years, the general trend worldwide has been for open hearth furnaces to be replaced by more efficient and environmentally cleaner oxygen converters and electric arc furnaces.

Steel Rolling

Cast steel is a relatively weak mass of coarse uneven metal crystals or "grains". Rolling the steel makes this coarse grain structure re-crystallise into a much finer grain structure, giving greater toughness, shock resistance and tensile (stress) strength. Rolling is also the main method used to shape steel into different products. The rolling process consists of passing the steel between two rolls revolving at the same speed but in opposite directions. The gap between the rolls is less than the thickness of the steel being rolled, resulting in the steel being reduced in thickness and, at the same time, lengthened. In addition to hot rolling, in which the steel is rolled at a high temperature, steel may also be rolled at ambient temperatures, resulting in a different set of properties.

Mining Industry

Iron Ore

Overview

The global iron ore industry is characterized by a high degree of consolidation, with BHP Billiton, CVRD and Rio Tinto accounting for approximately 70% of the global seaborne iron ore trade. The major iron ore producing countries are Australia, Brazil and China. Several development projects in Australia, Brazil and South Africa are expected to increase global production.

Iron ore production costs have declined in recent years, largely due to productivity enhancements. Freight rates remain a major cost constraint, comprising approximately half of total costs, according to Metal Bulletin, and helping to maintain the regional segregation of the industry. Iron ore prices increased significantly during 2004, reflecting strong global demand, and according to industry analysts are expected to rise further during 2005 and to remain high for the next several years.

The following table sets forth iron ore production by country or region for 1997 through 2003:

	1997	1998	1999	2000	2001	2002	2003
				(million tonnes)			
China	269	222	237	224	217	231	261
Brazil	188	183	189	209	210	225	246
Australia	158	153	154	168	181	187	213
India	69	72	70	76	82	94	106
Russia	71	72	82	87	83	84	91
Ukraine	53	51	47	56	55	59	62
United States	63	63	58	63	46	52	48
EU	24	23	21	22	21	22	24
Other Asia[(1)]	3	3	3	2	2	3	2
Other non-CIS Europe[(2)]	7	6	6	6	6	6	5
Other	158	158	150	160	132	155	172
Total	**1,063**	**1,006**	**1,017**	**1,073**	**1,035**	**1,118**	**1,230**

Source: International Iron and Steel Institute

Notes:

(1) Excludes China and India.

(2) Excludes EU member states.

Historically, Europe, Japan and China have been the major iron ore consumption centres, but areas such as the CIS, South Korea and Thailand have recently exhibited higher growth rates as the European and Japanese markets have matured. Following an economic slowdown in 2001 and corresponding

reduction in iron ore demand, markets rebounded in 2002, with China and certain CIS countries showing significant increases in demand in connection with increases in steel production in these countries.

The major exporting countries of iron ore globally include Australia, Brazil and India, and the major importers are major steel producing countries: China, Japan and South Korea.

Russian market

Total iron ore production in Russia in 2004 was approximately 93 million tonnes. Total iron ore exports were over 19 million tonnes, and total imports exceeded 10 million tonnes. Imports to Russia are generally limited by high transportation costs and the lack of port facilities in the Far East and on the Black Sea that are capable of handling large sizes of ore carrying vessels. Russian iron ore production is highly concentrated, and the three largest producers accounted for approximately 54% of total iron ore production in Russia in 2004. Russian steel producers have increasingly sought to acquire control of iron ore production assets, and attained control over nearly all of the major Russian producers of iron ore by the end of 2004. For example, during 2004, Evraz acquired control of KGOK, NLMK acquired control of Stoilensky GOK, and Ural Steel acquired control over Mikhailovsky GOK. Production of iron ore in Russia is concentrated in the Kursk region (55%), the Northwest district (18%) and the Urals district (15%). Iron ore produced in Russia is mainly magnetite, not hematite, which is common in Australia and Brazil.

Total iron ore feed consumption of Russian steel mills in 2004 consisted of concentrate (61%), pellets (33%) and sinter (6%).

Producers

The following table presents production of iron ore products for sale by the largest Russian producers of iron ore in 2004:

Company	Concentrate	Pellets	Sinter	Other	Affiliated steel producer
		(thousand tonnes)			
Mikhailovsky GOK	7,033	8,806	—	2,157	Ural Steel
Lebedinsky GOK	8,727	9,631	—	1,044	Ural Steel
Stoilensky GOK	10,960	—	—	1,057	NLMK
KGOK	14	5,587	2,848	—	Evraz
Evrazruda[(1)]	7,703[(2)]	—	—	—	Evraz
Karelskiy Pellet	—	7,517	—	—	Severstal
Kovdorsky GOK	5,272	—	—	—	—
Korshunovsky GOK	3,876	—	—	—	Mechel
Olkon	3,620	—	—	—	Severstal
VGOK	—	—	2,918	—	Evraz

Source: Rudprom

Notes:

(1) Represents production of "Siberian Producers" as reported by Rudprom less production attributable to an entity not affiliated with Evrazruda.

(2) Primary concentrate, which is further refined into concentrate and sinter at Evrazruda.

Production process

Approximately 90% of iron ore mined in Russia is extracted by open-pit methods, and the balance from underground mines. After extraction, the ore is processed further in order to increase its iron concentration. The iron ore is then crushed to a powder-like consistency, and iron-rich particles are separated from the waste rock by magnetic separation to produce iron ore concentrate. This concentrate is then formed into pellets or sinter that is suitable for use as blast furnace feed.

Sinter production. To produce sinter, iron ore, iron ore concentrates and iron-bearing materials (blast furnace dust, screenings of sinter and pellets, scale, waste and slime), flux (limestone) and coke breeze are weighed and mixed to form sinter burden. This sinter burden is then granulated and laid in two layers in sinter machines. The sinter burden becomes sinter at temperatures of 1,070°–1,200° C through the

combustion of carbon from the coke breeze, while air is simultaneously drawn through the sinter burden by means of exhausters. After crushing, screening and cooling the sinter is ready for delivery to blast furnaces.

Pellet production. In producing iron ore pellets, concentrate is mixed with water and other additives, such as magnetite ore. The resulting slurry is dried, mixed with binding agents and baked at approximately 1,300° C. After the pellets have been screened and undersized material removed, they are prepared for use in blast furnaces.

Coal

Overview

Coal may be divided into steam (thermal) coal and coking (metallurgical) coal. Steam coal is used in electricity generation and industrial applications, while coking coal is used to manufacture coke for use in steel manufacture and other metallurgical applications. Coking coal swells when heated in coke ovens to produce hard coke, which characteristic is essential in steel making operations. Approximately 400-500 kilograms of coke is used per tonne of steel produced. Coke is supplemented by the direct injection of pulverised coal ("PCI"), at rates of 100-200 kilograms per tonne of steel. PCI uses less expensive steam and semi-soft coking coal to reduce costs.

In recent years, the global coal industry has consolidated, partly as a result of oil companies and other non-mining companies exiting the sector. The top five export coal producers (Anglo-American, BHP Billiton, Drummond, Rio Tinto and Xstrata) now produce 40% of total internationally traded volumes, with the top ten producers controlling approximately 60% of the total traded coal market. As a result of this concentration, coal suppliers have gained more pricing power.

Russian Market

Russia has the world's second largest coal reserves, after the United States. Its proven coal reserves total approximately 157 billion tonnes, accounting for 16% of the world's proven coal reserves. In 2004, Russia produced 283 million tonnes of coal, of which approximately 74% was steam coal and the balance was coking coal. Approximately 70% of Russia's coking coal production capacity was owned by or affiliated with Russian steel producers in 2004.

Coal production in Russia is concentrated in the Kuznetsk Basin and the Kansko-Achinskii Basin, which are east of the Ural mountains and together accounted for approximately 68% of Russia's total coal production in 2004.

Exports of coal from Russia have increased over the past several years. In 2004, Russian companies exported approximately 79 million tonnes of coal, a 32% increase from 60 million tonnes in 2003.

Producers

The following table presents production by major Russian coal producers in 2004:

Company	Steam coal production	Steam coal share of total production	Coking coal	Coking coal share of total production	Total	Total share of production
	(thousand tonnes)	(%)	(thousand tonnes)	(%)	(thousand tonnes)	(%)
OAO SUEK	78,237	37.6%	—	—	78,237	27.7%
OAO UK Kuzbassrazrezugol	34,139	16.4%	5,222	7.0%	39,361	13.9%
OAO OUK Yuzhkuzbassugol[1]	4,081	2.0%	14,005	18.8%	18,086	6.4%
OAO UK Yuzhni Kuzbass	6,316	3.0%	9,318	12.5%	15,634	5.5%
Raspadskaya[2][3]	—	—	9,721	13.0%	9,721	3.4%
OAO Yakutugol	3,958	1.9%	5,430	7.3%	9,388	3.3%
OAO Vorkutaugol	373	0%	7,117	9.5%	7,490	2.6%
Others	81,117	39.1%	23,741	31.8%	104,859	37.1%
Total	**208,221**	**100.0%**	**74,554**	**100.0%**	**282,775**	**100.0%**

Source: Rosinformugol

Notes:

(1) Under common control with Evraz.

(2) Accounted for in Evraz's consolidated financial statements on the equity basis.

(3) Total production at the Raspadskaya site, including from assets that are not part of Evraz's joint venture.

Production process

Approximately 64% of Russian coal is mined through open pit mining, and the balance through underground mining. At surface mines, a combination of shovels and draglines is used for moving coal and overburden after drilling and blasting. Production at underground mines in Russia is predominantly from longwall mining. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and beneficiated. Coking coal is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities that use it in boilers to generate steam used in producing electricity.

DESCRIPTION OF BUSINESS

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest Russian producer of long products and among the fifteen largest steel producers in the world. Evraz sold 13.1 million tonnes of rolled steel products and sold approximately 13.6 million tonnes of iron ore products (including intersegment sales) in 2004. Evraz produced 7.0 million tonnes of crude steel and sold 6.8 million tonnes of steel products in the first half of 2005, and sold approximately 8.5 million tonnes of iron ore products and 0.2 million tonnes of coking coal in the same period (including intersegment sales). Most of Evraz's iron ore products are used in its steel making operations. Evraz's total consolidated revenues for the year ended 31 December 2004 amounted to U.S.$5,933.1 million, compared to U.S.$2,168.0 million for the year ended 31 December 2003. Evraz's total consolidated revenues for the six months ended 30 June 2005 amounted to U.S.$3,631.8 million, compared to U.S.$2,856.3 million for the six months ended 30 June 2004. Evraz's principal assets are:

- Three steel plants: OAO Nizhny Tagil Iron & Steel Plant, which is located in Nizhny Tagil, Sverdlovsk region; OAO West Siberian Iron and Steel Plant, the largest steel plant in Siberia and the eastern-most steel plant in the Russian Federation, located near Novokuznetsk, Kemerovo region; and OAO Novokuznetsk Iron & Steel Plant, located in Novokuznetsk;
- A steel rolling mill, Palini e Bertoli S.p.A., located in Italy and which Evraz acquired in August 2005;
- Three iron ore mining and processing facilities: OAO Kachkanarsky Ore Mining-and-Processing Integrated Works, which is located in Sverdlovsk region near NTMK; OAO Evrazruda, which operates mines in Kemerovo region, the Republic of Khakassia and south Krasnoyarsk Krai; and OAO Vysokogorsky Ore Mining-and-Processing Integrated Works, which is located in Sverdlovsk region near NTMK;
- Two coal mines: OOO Mine 12, which is located in Kemerovo region near ZapSib and NKMK and produces coking coal and steam coal, and which Evraz acquired in March 2005; and OAO Neryungri Ugol, which is developing coking coal deposits in the Republic of Sakha (Yakutia) and that is expected to commence production in 2006; and
- Trading and logistics assets, including OAO Nakhodka Commercial Sea Port, one of the largest ports in the Russian Far East and through which Evraz ships most of its exports.

Evraz also holds a 47.8% interest in ZAO Raspadskaya, a coking coal mine located in Kemerovo region that is accounted for on the equity basis in the Consolidated Financial Information. In July 2005, Evraz was selected by the government of the Czech Republic to acquire Vitkovice Steel, the largest producer of steel plates in the Czech Republic, in a privatisation sale. In the transaction, which is expected to be completed in November 2005, Evraz is to acquire 98.96% of the shares in Vitkovice Steel for CZK7.05 billion (approximately U.S.$283 million as of 21 October 2005).

The following chart presents Evraz's organisational and operational structure.


Evraz Group S.A.(1)
Mastercroft
(100.0%)
Steel
Iron Ore
Coal
Trading and Logistics
NTMK
(84.4%)
NKMK
(95.0%)
ZapSib
(95.4%)
Palini(4)
(75.0%)
Vitkovice Steel(5)
(99.0%)
Vysokogorsky GOK
(83.0%)
Kachkanarsky GOK
(86.8%)
Evrazruda(3)
(100.0%)
Raspadskaya(2)
(47.8%)
Neryungri Ugol
(100.0%)
Mine 12
(100.0%)
Ferrotrade Limited
(100.0%)
TH Evraz Holding
(100.0%)
Nakhodka Sea Port
(88.3%)
Evraztrans
(76.0%)

Notes:

(1) Ownership interests represent the Company's effective interest as of 30 June 2005, except for Palini, which was acquired in August 2005 and Vitkovice Steel, the acquisition of which is expected to be completed in November 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions" for a discussion of changes in the Company's effective ownership interests in its subsidiaries.

(2) Accounted for on the equity basis.

(3) Acquired in March 2005 from an entity under common control. In accordance with IFRS, Evrazruda has therefore been consolidated with effect from 31 December 2001 as if it had been acquired at such date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

(4) Acquired on 11 August 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions / Start-ups in 2005".

(5) On 13 July 2005, Evraz was named as the winner in a tender for the sale of Vitkovice Steel. The acquisition of Vitkovice Steel is expected to be completed in November 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions / Start-ups in 2005".

Evraz was founded in 1992 as the limited liability company "Evroazmetall" ("EvrazMetal"). EvrazMetal was established by a group of Russian scientists and engineers led by Alexander Abramov (the "Original Group"), and specialised in marketing metal products and supplying raw materials and equipment to Russian and Ukrainian mining and metallurgical enterprises. In 1995, EvrazMetal and its affiliates expanded their operations into trading on international markets in partnership with Duferco S.A., an international metals trading company.

In the mid-1990s, major metals traders on the Russian market (including the Original Group), as part of their trading activity, financed production at the steel plants (including NTMK and ZapSib) from which they bought steel. As a result, these traders became the largest creditors of both NTMK and ZapSib. In 1997, a group of creditors and the management of NTMK agreed on a debt-to-equity swap, as a result of which the Original Group, Duferco S.A. and ZAO Interural (another metals trading company) became

NTMK's major shareholders. The shares owned by Duferco S.A. and ZAO Interural were subsequently bought out by Evraz.

Evraz continued to make additional acquisitions, and by 2002 had become a conglomerate of steel and mining assets. At the end of 2002, Evraz's management initiated a multi-stage reorganisation in order to arrange all of the companies of Evraz into a structure that would improve the legal and financial transparency of the group (in particular, to create a more transparent ownership structure and to facilitate financial reporting) and to facilitate access to international financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions". As a result of this reorganisation, which culminated in the creation of the Company as the holding company for Evraz's assets, Evraz has adopted its present structure.

Competitive Strengths

Dominant producer of long products in Russia: As noted above, Evraz is the largest producer of steel in Russia, the largest Russian producer of long products and among the fifteen largest steel producers globally. Evraz is the leading producer in the Russian railway products sector with an estimated nearly 100% market share in rails (by volume) in 2004 (as well as an estimated 27% market share in wheels). In the Russian construction sector, Evraz estimates that it had an 86% market share in H-beams and a 48% market share in channels in 2004, all in terms of volume, giving Evraz a strong competitive position as a full-product range producer in the domestic construction steel market. These market sectors are experiencing high levels of demand growth in Russia and there is relatively limited competition from other Russian producers, which primarily focus on producing flat products.

Vertically-integrated business: As a vertically-integrated steel producer, Evraz's exposure to high and variable raw material prices is limited by its significant internal sources of raw materials. Evraz is a large iron ore producer, sourcing approximately 72% of its iron ore requirements in 2004 from its own mining segment (including full-year supplies from KGOK, which was acquired in May 2004) and with capacity from these operations sufficient to cover 86% of its iron ore requirements in 2004. Substantially all of the mining segment's iron ore products are produced from iron ore mined by Evraz. Evraz also obtains significant quantities of coking coal from its equity investee Raspadskaya and affiliate Yuzhkuzbassugol, which together supplied approximately 69% of Evraz's total coking coal requirements in 2004 and 70% of such requirements in the first half of 2005 (the aggregate production of these companies, together with Mine 12, amounted to approximately 158% of Evraz's total coking coal requirements in 2004 and 149% of such requirements in the first half of 2005). Evraz sells the iron ore products that it does not consume internally to third parties.

Low cost producer: Russia is the one of the lowest cost regions for steel production, enabling Evraz to benefit from some of the lowest production costs in the steel industry worldwide. Moreover, its favourably located mining operations enable Evraz to obtain a stable supply of raw materials on the basis of relatively low transportation costs. In addition to these cost advantages, as the largest producer of steel in Russia, Evraz benefits from economies of scale in production and negotiating power with its suppliers. In order to maintain its cost competitiveness, Evraz has made and continues to make significant capital expenditures in upgrading its facilities to increase productivity and yield.

Strong positions in high growth steel markets: Evraz has a leading market position in products with strong growth profiles in Russia, such as construction and railway products. The construction sector has grown faster than GDP in Russia in recent years, and continues to do so, resulting in significant growth in demand for steel products. Evraz also expects demand for its principal railway products (rails and wheels) to increase significantly as the Russian railroad network is upgraded following a long period of underinvestment, particularly in light of significant capital expenditure plans announced by Russian Railways that are focused primarily on upgrading and refurbishing of infrastructure and rolling stock. Evraz is also well-positioned in the growing east and southeast Asian markets for billets and slabs as a result of the location of its production facilities and its ownership of Nakhodka Sea Port, which operates on Russia's Pacific coast.

Attractive and growing mining business: Evraz has a strong asset base in iron ore, making Evraz the second largest iron ore producer in Russia, as well as an equity interest in a major coking coal producer and other coal assets. Evraz has sought to increase its sales of iron ore to third parties and expects to begin

selling coking coal to third parties, as well as to reduce its dependence on outside suppliers of raw materials through both organic growth and additional acquisitions. Evraz is also among the largest producers of vanadium slag globally.

Dynamic and experienced management team: Evraz's management team has a proven track record in managing operations under its control and turning around newly acquired underperforming assets, including Evraz's major production facilities. Evraz's senior management team combines extensive industry and marketing experience with financial and management expertise, and its board of directors includes individuals who have been involved in Evraz's business as well as three internationally experienced non-executive directors.

Strong financial performance: As an integrated low-cost steel producer that has invested substantially in modernising its operations, Evraz has benefited from the improved market environment in recent years and generated strong cash flows and returns, resulting in net cash flow from operating activities of U.S.$946 million and an Adjusted EBITDA margin of approximately 34.0% in 2004 and U.S.$727 million and 30.8%, respectively, in the six months ended 30 June 2005. Evraz is in a strong financial position, illustrated by its Net Debt to Adjusted EBITDA ratio of 0.51 at the end of 2004 and 0.66 as of 30 June 2005. See "Selected Consolidated Financial Data" for definitions of Adjusted EBITDA and Net Debt used by Evraz. Evraz's definitions of Adjusted EBITDA and Net Debt differ from the definitions of terms used in the Conditions. Evraz believes that its strong cash flows, margins and financial position will help it to maintain and grow its business.

Strategy

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia, particularly in the construction and railway sectors, and to expand its presence in export markets for semi-finished products and in the production and sale of iron ore and coking coal. Evraz intends to pursue this strategy by enhancing its margin profile, achieving superior growth and expanding its mining platform as set out below.

Enhance Margin Profile

- **Realisation of synergies from recent acquisitions and continued capital expenditure-driven efficiency improvements in order to retain Evraz's position as one of the most cost efficient integrated steel making and mining groups worldwide.** Evraz's management believes that producing low-cost steel products is essential to ensure the competitiveness of its plants. In the short to medium term Evraz intends to realise synergies from the integration of recent acquisitions by rationalising production across its plants and making selective investments in improved production technology, such as increasing the use of continuous casting in its steel production, ongoing blast furnace refurbishments and closure of open hearth furnace production facilities. In support of these objectives, Evraz has planned U.S.$504 million in capital expenditure in respect of its steel segment in 2005 and a further U.S.$434 million from 2006 through 2010.
- **Enhance product mix to expand Evraz's position as a competitive exporter of semi-finished products.** Evraz's management believes that semi-finished products will continue to offer the best export opportunities for Evraz, as these products generally are not subject to protective trade measures. Evraz is also seeking to increase the potential proportion of slabs in its export mix, as it believes that slab export markets offer it strong long-term growth prospects and potentially greater margins than billet export markets. As a result, Evraz has made significant investments in expanding its continuous slab-making capacity in order to become a flexible manufacturer capable of delivering a wide range of slab sizes and specifications to customers, and it expects the share of slabs in its exports to increase through 2007. Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by the end of 2005.

Achieve Superior Growth

- **Capture domestic growth.** Evraz intends to leverage its leading position in Russia's construction sector, which, as noted above, has grown and continues to grow faster than GDP in Russia. Evraz intends to develop its own distribution network to capture incremental margin on its construction sector sales in Russia and to foster higher market share retention. In particular, Evraz intends to focus on selling higher value-added products, such as beams and channels, and strengthening its position as a leading full-range supplier to the Russian construction industry. In the railway sector, Evraz intends to capitalise on its position as a dominant supplier to Russian Railways in light of Russian Railways' announced capital expenditure programme, for example building on recently completed improvements to its wheel-making facilities that increased annual production capacity by approximately 40%, to 630,000 units (approximately 250,000 tonnes) annually. Evraz plans to continue making selective investments in quality upgrades and product range expansion to maintain its dominant position in railway products.

- **Developing markets outside Russia.** Evraz intends to achieve growth by capturing additional margins through focused acquisitions of re-rolling and other complementary assets outside Russia, which can be supplied by its fast growing slab production capacity. As part of this strategy, in August 2005 Evraz acquired Palini, a producer of steel plate products that is located in Italy, and in July 2005 Evraz was announced as the winner in the privatisation auction for Vitkovice Steel, a producer of steel plates in the Czech Republic (the acquisition of which is expected to be completed in November 2005). Evraz is also considering further acquisitions of steel production assets in the CIS.

Expand Mining Platform

- **Enhance profitability and security of supply through vertical integration.** Evraz is seeking to increase its iron ore and coking coal production in order to enhance its margins on sales of steel products. To accomplish this objective, Evraz plans to intensify production from its existing iron ore and coking coal reserves through capital expenditures targeted at improving production capacity and efficiency. In addition, Evraz intends to expand its mining asset base through acquisitions of additional subsoil licences as well as through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. In the coal sector, Evraz may seek to increase its interest in Raspadskaya, should the opportunity arise, and is currently considering the acquisition of an interest in Yuzhkuzbassugol.

- **Drive growth through increased sales of mining products to third parties.** Evraz intends to increase its sales of iron ore and coking coal to third parties in order to benefit from favourable market conditions for these products and to develop capabilities for exporting coking coal. Evraz is currently developing a greenfield mine for high quality coking coal, Neryungri Ugol, in eastern Siberia that will focus on third party sales to Asian markets and that is expected to start operations in 2006 and have an annual output of approximately three million tonnes by 2008. Evraz plans to pursue further such opportunities and acquisitions.

Steel Business

Evraz conducts its steel business primarily through NTMK, ZapSib and NKMK. In 2004, it sold 13.1 million tonnes of steel, with consolidated segment sales revenue of U.S.$5,726.1 million in the year ended 31 December 2004, an increase from U.S.$2,042.2 million in the year ended 31 December 2003. Evraz's steel segment sold 6.8 million tonnes of steel and had consolidated sales revenue of U.S.$3,565.6 million in the six months ended 30 June 2005, an increase from sales of 6.6 million tonnes of steel and consolidated sales revenue of U.S.$2,720.1 million in the six months ended 30 June 2004.

Products

The table below shows Evraz's consolidated sales of its principal steel products for the periods indicated.

	Six months ended 30 June				Year ended 31 December					
	2005		2004		2004		2003		2002	
	Volume	Percentage	Volume	Percentage	Volume	Percentage	Volume	Percentage	Volume	Percentage
	(thousand tonnes, except percentages)									
Product										
Construction sector, of which	**1,730**	**25.6%**	**1,633**	**24.7%**	**3,030**	**23.1%**	**3,087**	**28.6%**	**2,637**	**27.4%**
Rebars	799	11.8%	789	11.9%	1,372	10.5%	1,471	13.6%	1,331	13.8%
H-beams	523	7.7%	535	8.1%	966	7.4%	852	7.9%	634	6.6%
Channels	249	3.7%	207	3.1%	434	3.3%	469	4.3%	443	4.6%
Angles	159	2.3%	102	1.5%	258	2.0%	295	2.7%	229	2.4%
Railway sector, of which	**786**	**11.6%**	**723**	**10.9%**	**1,426**	**10.9%**	**812**	**7.5%**	**669**	**6.9%**
Rails	508	7.5%	539	8.1%	1,048	8.0%	481	4.4%	413	4.3%
Wheels	71	1.1%	66	1.0%	147	1.1%	179	1.7%	169	1.8%
Other	248	3.7%	118	1.8%	231	1.8%	152	1.4%	87	0.9%
Mining sector, of which	**123**	**1.8%**	**128**	**1.9%**	**260**	**2.0%**	**257**	**2.4%**	**204**	**2.1%**
Grinding balls	95	1.4%	99	1.5%	201	1.5%	180	1.7%	135	1.4%
Mine uprights	28	0.4%	29	0.4%	59	0.4%	77	0.7%	69	0.7%
Other finished products, of which	**645**	**9.5%**	**804**	**12.2%**	**1,621**	**12.4%**	**1,263**	**11.7%**	**1,055**	**10.9%**
Wire rod and rounds	284	4.2%	394	6.0%	793	6.0%	801	7.4%	772	8.0%
Wire	92	1.4%	95	1.4%	192	1.5%	208	1.9%	202	2.1%
Plates	194	2.9%	212	3.2%	425	3.2%	114	1.1%	0	0.0%
Other	57	0.8%	103	1.6%	211	1.6%	140	1.3%	81	0.8%
Semi-finished products, of which	**3,483**	**51.5%**	**3,324**	**50.3%**	**6,776**	**51.7%**	**5,389**	**49.8%**	**5,074**	**52.6%**
Billets	1,416	20.9%	1,729	26.1%	3,441	26.2%	2,895	26.8%	3,205	33.3%
Slabs	1,206	17.9%	676	10.2%	1,437	11.0%	1,337	12.4%	1,130	11.7%
Pig iron	470	6.9%	446	6.7%	1,061	8.1%	263	2.4%	47	0.5%
Pipe blanks	349	5.2%	377	5.7%	670	5.1%	839	7.8%	654	6.8%
Blooms	2	0.0%	97	1.5%	167	1.3%	55	0.5%	38	0.4%
Total	**6,750**	**100.0%**	**6,612**	**100.0%**	**13,111**	**100.0%**	**10,810**	**100.0%**	**9,640**	**100.0%**

In Russia, Evraz sells the majority of its steel products to the construction, railway, mining and pipe manufacturing industries. Evraz adjusts its product mix on a monthly basis depending on the demand and profitability of particular products.

In addition to its steel products, Evraz sells various by-products produced during the steel making process, such as vanadium slag produced at NTMK, and coke. Evraz sold approximately 8,883 thousand tonnes of vanadium slag in 2004, and approximately 4,098 thousand tonnes in the first half of 2005. Evraz sells vanadium slag primarily to TulaVanady, a Russian slag converter, as well as to customers in China. Evraz is also considering building its own vanadium slag processing plant.

Construction sector

Evraz's principal products for the construction sector include rebars, H-beams, channels, and angles. The Russian construction sector has exhibited growth rates in excess of Russian GDP growth since 2001.

Rebars. Evraz produced approximately 40% of the total volume of rebars produced in Russia and accounted for approximately 25% of the total sales volume of rebars in Russia in 2004. In the first half of 2005, Evraz produced approximately 42% of the total volume of rebars produced in Russia and accounted for approximately 30% of the total sales volume of rebars in Russia. Mechel's sales of rebars in Russia in 2004 were similar to Evraz's, and Severstal and MMK together accounted for less than 15% of the total sales volume of rebars in Russia in 2004. In the first half of 2005, Mechel accounted for approximately 23% of the total sales volume of rebars in Russia, and Severstal and MMK together accounted for approximately 10% of the total sales volume of rebars in Russia. Rebars are a commodity product, and market share depends primarily on price. Sales volumes of rebars have in recent years generally been driven by strong demand from the Russian construction sector.

H-beams. Evraz is the dominant producer of H-beams in Russia. Evraz accounted for approximately 86% of total sales volumes of H-beams in Russia in 2004 and approximately 84% in the first half of 2005. Approximately 60% of total sales of H-beams in Russia in 2004 by volume consisted of varieties of which NTMK is currently the only Russian producer. Evraz's main competitors for sales of H-beams in Russia are Azovstal (located in Ukraine) and MMK. Evraz's main export markets for its H-beams are China, Vietnam and the Philippines.

Channels. Evraz produces channels at NTMK and ZapSib. Evraz accounted for approximately 48% of the total sales volume of channels in Russia in 2004, and approximately 51% of the total sales volume of channels in Russia in the first half of 2005. The balance is supplied by MMK, Severstal and Ukrainian producers (approximately 20% in 2004), providing the greatest competition for Evraz in the southern and northwestern and Ural regions of Russia.

Angles. Evraz produced approximately 23% of the total volume of angles produced in Russia and approximately 19% of the total volume of angles sold in Russia in 2004. In the first half of 2005, Evraz produced approximately 25% of the total volume of angles sold in Russia. Evraz, MMK, Severstal and Ukrainian producers are the major producers of angles sold in the Russian Federation.

Railway sector

Evraz's products for the railway sector include rails, wheels, rail fasteners, rough tyres, axle blanks and railcar uprights. Evraz sells railway products primarily to Russian Railways, which in each of 2004 and the six months ended 30 June 2005 accounted for approximately 7% of Evraz's total sales revenue. Evraz accounted for nearly 100% of sales of rails in Russia in each of 2004 and the first half of 2005. According to its annual report for 2004, Russian Railways has over 85,000 kilometres of operational track, 635,000 freight cars and 41,600 passenger cars, making it one of the world's largest railway system operators. In light of the significant underinvestment in the Russian railway system in the past and announced plans by Russian Railways to make significant investments in its network over the next several years, including on both infrastructure and rolling stock, Evraz expects significant demand for its railway-related products in the next several years. Prices for Evraz's railway products must be agreed with Russian Railways.

Rails. Evraz produces rails at NTMK and NKMK, which are the only producers of rails in Russia and currently the only suppliers to Russian Railways. Russian Railways underinvested in railway infrastructure in the 1990s and there is currently a backlog in replacement of rails. Largely as a result of this backlog (in addition to the consolidation of NKMK), Evraz's total sales of rails have increased in recent years. Russian Railways is the primary customer for Evraz's rails, accounting for approximately 75% of its total Russian and CIS sales of rails by volume in 2004 and approximately 71% in the first half of 2005 (79% of its total Russian sales of rails by volume in 2004 and 84% in the first half of 2005). The remainder of Evraz's sales are largely to the growing industrial sector for internal transportation systems, and a small proportion are sold to urban transport authorities.

Wheels. Evraz produces railway wheels at NTMK. NTMK and Vyksunsky Metallurgical Plant (located in the Nizhny Novgorod region) are the only manufacturers of railway wheels in Russia. In 2004 Evraz accounted for approximately 27% of wheels sold in Russia and approximately 29% in the first half of 2005. Evraz is currently considering opportunities to export wheels to western Europe and other markets. During 2004, Evraz completed an upgrade of the wheel mill at NTMK, which will enable increased production volumes and higher-quality products. See "—Production facilities—NTMK—Investment Programme—Wheel-rolling mill".

Other. Evraz also produces other railway products, including rough tyres, railcar uprights, axle blanks and rail fasteners. Evraz accounted for over 90% of sales of rail fasteners, railcar uprights, Z sections, axles and rail fasteners in Russia in each of 2004 and the first half of 2005.

Mining sector

Evraz's major product for the mining sector is grinding balls, and it also produces mine uprights. Evraz sells grinding balls primarily to ore enrichment plants. Its major customer for these products is Mikhailovsky GOK, which is located in the Kursk region in central Russia, as well as Stoilensky GOK and Evraz's own mining operations.

Other finished products

Wire rod and rounds. Round rolls include wire rod and other round rolls. Evraz's sales of wire rod in Russia accounted for approximately 43% of the total sales volume of wire rod in Russia in 2004 and 38% in the first half of 2005 (excluding sales of wire rod producers to their integrated hardware plants). Evraz's sales of other round rolls in Russia accounted for approximately 15% of the total sales volume in 2004 and the first half of 2005. Exports consist almost exclusively of wire rod and in 2004 and the first half of 2005 were primarily to customers in China, the Philippines, South Korea and Taiwan.

Other products. Evraz sells wire almost exclusively to the Russian market, as well as small volumes of plates and other products.

Semi-finished products

Pipe blanks. Evraz sells pipe blanks to pipe manufacturers for finishing. Sales of pipe blanks have generally increased in recent years due to increased demand from Evraz's major customers for pipe blanks, largely as a result of increased demand for finished pipe in the oil and gas sector combined with a decline in the competitiveness of Evraz's principal competitors, Oskolsky Metallurgical Plant and Ural Steel, resulting from increases in transportation costs. Evraz expects that the construction and maintenance of oil and natural gas pipelines will continue to result in stable demand for pipe blanks.

Other semi-finished products. Evraz sell other semi-finished products, including billets, slabs and blooms, primarily to its export markets. The majority of Evraz's sales have historically been of billets, but Evraz's capacity for producing slabs has recently increased following the commissioning of additional continuous casters, with total annual slab production capacity increasing from 1.2 million tonnes at the end of 2003 to 2.7 million tonnes by the end of 2004 and planned to reach 5.2 million tonnes by the end of 2005. Evraz believes that the increased emphasis on slab production provides more flexible and stronger long-term growth prospects, evidenced in part by a price premium over billets that increased significantly in 2004 in comparison to historical averages, and that increased further in the first quarter of 2005. Since the second quarter of 2005 world slab prices have fallen below billet prices, though industry experts generally believe this to be a temporary situation resulting from slab casting capacity in China increasing at a faster rate than the construction of associated rolling mills. Evraz's slab production capacity can, if warranted by market conditions, be redeployed to the production of billets. Evraz also sells pig iron, resulting from its current excess iron production capacity. In 2004, Evraz sold billets primarily to customers in Taiwan, Thailand and the Philippines; slabs primarily to customers in China, Taiwan and Thailand; and pig iron primarily to customers in China, South Korea and Taiwan. In the six months ended 30 June 2005, Evraz sold billets primarily to customers in Thailand; slabs primarily to customers in Taiwan, the Philippines and Vietnam; and pig iron primarily to customers in South Korea and Taiwan. Evraz also ships small volumes of pig iron to customers in Russia.

Marketing and Distribution

Evraz generally seeks to focus its sales on the Russian market, subject to relevant market conditions. Its sales in Russia are typically of finished products, which generally provide higher margins than are available from sales of semi-finished products. Moreover, Evraz has a dominant market position in Russia in many of its primary product markets. Evraz's sales in Russia are denominated in roubles, as are most of Evraz's production costs, limiting Evraz's exposure to fluctuations in exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Exchange and Interest Rate Risk". In the year ended 31 December 2004, sales in Russia and the CIS accounted for 46% of Evraz's consolidated steel sales volume and 54% of its consolidated steel segment revenue, as compared to 49% of its consolidated sales volume and 70% of its consolidated steel segment revenue in the year ended 31 December 2003. In the six months ended 30 June 2005, sales in Russia and the CIS accounted for 48% of Evraz's consolidated steel sales volume and 59% of its consolidated steel segment revenue, as compared to 46% of Evraz's consolidated steel sales volume and 54% of its consolidated steel segment revenue in the six months ended 30 June 2004.

The following table summarises Evraz's steel segment sales in the periods indicated.

	Six months ended 30 June				Year ended 31 December					
	2005		2004		2004		2003		2002	
	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars
Sales (excluding intersegment sales)										
Russian and CIS sales	3,211	2,096,525	3,062	1,473,865	6,021	3,095,976	5,302	1,435,956	4,424	945,000
Non-CIS export sales .	3,540	1,469,076	3,550	1,246,234	7,090	2,630,093	5,508	606,200	5,216	567,077
Total	**6,750**	**3,565,601**	**6,612**	**2,720,099**	**13,111**	**5,726,069**	**10,810**	**2,042,156**	**9,640**	**1,512,077**
Intersegment sales . .	**25**	**95,463**	**28**	**9,658**	**53**	**82,972**	**9**	**17,993**	**1**	**4,142**

Russian and CIS sales

Evraz's customers in Russia are located throughout the country, with major economic centres being the most important markets. Russian Railways is Evraz's most significant customer in Russia, accounting for 17% of Evraz's total steel sales volume in Russia and the CIS and approximately 7% of Evraz's total revenue in each of 2004 and the six months ended 30 June 2005. Total sales in 2004 to customers in Moscow and the Moscow Region were approximately 772 thousand tonnes, and sales to customers in western Siberia and the Urals amounted to 668 thousand tonnes and 383 thousand tonnes, respectively. In the first half of 2005, total sales to customers in Moscow and the Moscow Region were approximately 445 thousand tonnes, and sales to customers in western Siberia and the Urals amounted to 684 thousand tonnes and 764 thousand tonnes, respectively. As Evraz's construction products in particular are commodity products, sales are heavily influenced by price, including transportation costs. Transportation costs for sales within Russia from the steel plant to the designated delivery point historically generally have been paid by Evraz's customers. Delivery terms for Russian sales are free carrier ("FCA") to railway stations located adjacent to the steel plant site (in the case of NTMK and ZapSib) or nearby (in the case of NKMK, which ships from the same railway station as ZapSib). Evraz is currently considering changing to a policy of pricing sales at the point of delivery in order to ensure more competitive and transparent pricing for its customers.

Evraz also exports a small proportion of its production to other CIS countries. Most of Evraz's CIS export sales are made on the same FCA delivery terms as Russian sales, except that railway products are generally delivered on a carriage paid to ("CPT") or delivered at frontier ("DAF") basis. Total CIS export sales in 2004 amounted to approximately 0.4 million tonnes, unchanged from 2003. Total CIS export sales in the first half of 2005 amounted to 277.8 thousand tonnes, as compared to 162.1 thousand tonnes in the first half of 2004.

Evraz conducts its Russian and CIS sales through its wholly-owned trading company OOO Trade House Evraz Holding ("TH EvrazHolding"). Most sales of non-railway products, except pipe blanks, are made to independent regional distributors and "stockists", who sell a range of products in smaller lots to end consumers. Prior to 1 April 2005, rails and other railway products were sold on behalf of Evraz by its agent OAO Ferrotranstrade ("Ferrotranstrade"), which is under common control with the Company. From 1 April 2005, Evraz has ceased to use Ferrotranstrade as its agent, and has transferred responsibility for future sales to its subsidiary TH Evraz Holding. Russian Railways is the principal customer for Evraz's rails and most other railway products. The majority of Evraz's sales agreements require prepayment.

Railway products are sold to Russian Railways based on annual agreements that require payment on delivery. In December 2004, Evraz concluded new framework cooperation agreements with Russian Railways with respect to the supply of rails, wheels and other railway products from 2004 through 2010. Evraz committed to reconstruct its wheel rolling mill at NTMK; to reconstruct its rail mills at NTMK and NKMK to meet the requirements of Russian Railways; and to transport minimum volumes of products on the Russian railways network. Russian Railways committed to make annual purchases of rails, wheels and other railway products of specified minimum volumes; to assist NTMK in improving production technologies and quality; and to provide transportation services. According to these non-binding agreements, prices and quantities for the supply of railway products are to be specified in annual delivery contracts, with Evraz entitled to receive a price premium for technological improvements resulting in improved wheel quality.

The following table sets out Evraz's Russian and CIS consolidated sales product mix for the periods indicated (by volume):

	Six months ended 30 June		Year ended 31 December		
	2005	2004	2004	2003	2002
	(share of total sales volume)				
Semi-finished products, of which	**18.6%**	**23.6%**	**22.4%**	**27.1%**	**25.5%**
Pipe blanks	10.9%	12.3%	11.1%	15.8%	14.8%
Slabs	4.8%	5.9%	5.5%	9.1%	7.4%
Other	2.9%	5.3%	5.8%	2.2%	3.3%
Finished products, of which	**81.4%**	**76.4%**	**77.6%**	**72.9%**	**74.5%**
Rails	15.5%	16.2%	16.4%	8.2%	8.8%
Rebars	17.8%	15.4%	15.3%	16.5%	19.2%
Beams	8.7%	9.2%	8.4%	8.4%	7.9%
Wire rod and rounds	5.5%	6.8%	7.3%	8.5%	9.0%
Channels	7.4%	6.5%	6.7%	8.3%	8.7%
Angles	4.6%	3.2%	3.9%	5.4%	4.6%
Other	21.9%	19.0%	19.6%	17.6%	16.3%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Export sales

Evraz exports outside of the CIS primarily semi-finished products, as well as some finished products, mainly beams and rebars. The semi-finished products that Evraz exports outside of the CIS have not historically been subject to protective trade barriers. See "Risk Factors—Risks Relating to Evraz—Evraz faces protective trade restrictions in the export of its steel products" and "Industry Overview—Steel Industry—Trade Restrictions". In 2004, Evraz's non-CIS exports amounted to 54% of its total steel sales volume, an increase from 51% in 2003. In the first half of 2005 Evraz's non-CIS exports amounted to 52% of its total steel sales volume, a decrease from 54% in the first half of 2004. Billets have historically accounted for the largest share of export sales, though the share of contribution of slabs to total exports has been increasing as a result of commissioning additional slab-casting capacity.

Evraz exports its products through its subsidiaries Ferrotrade Limited and East Metals S.A. (which acts as Ferrotrade Limited's agent). Prior to October 2003, non-CIS exports were sold by Ferrotrade & Co., an entity under common control with the Company. As a result, Evraz did not capture the entire margin on these sales, but in effect shared them with a related party. Since October 2003, these sales have been made through Ferrotrade Limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions" and "Related Party Transactions".

The principal non-CIS export markets for Evraz are the Far East and the Middle East. The following table sets out the distribution of Evraz's non-CIS consolidated export sales volume by country for the periods indicated:

	Six months ended 30 June		Year ended 31 December		
	2005	2004	2004	2003[1]	2002
	(share of total sales volume)				
Thailand	25%	13%	16%	9%	7%
Taiwan	23%	27%	29%	15%	11%
Iran	10%	2%	8%	7%	2%
South Korea	9%	10%	10%	8%	4%
Philippines	8%	11%	8%	9%	6%
Vietnam	7%	6%	7%	6%	10%
Hong Kong	5%	10%	5%	7%	6%
China	1%	13%	8%	17%	11%
Other and unspecified	11%[2]	8%	8%	22%	43%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Notes:

(1) Based on records of Ferrotrade & Co., which acted as Evraz's export sales agent prior to October 2003.

(2) Of this amount, approximately 2.1% of the total sales volume was to each of the United States and Italy in the first half of 2005. In the first half of 2004, sales to the United States were insignificant and sales to Italy accounted for approximately 0.3% of the total sales volume.

Evraz has relationships with more than 200 customers in 20 countries. Evraz's three largest purchasers in 2004, Vanomet (Sahaviriya), Investal and Yieh Loong, accounted for approximately 5%, 3% and 3%, respectively, of Evraz's total revenues in 2004. Evraz's three largest purchasers, Vanomet (Sahaviriya), Chung Hung Steel and Investal, accounted for approximately 6%, 4% and 3%, respectively, of Evraz's total revenues in the six months ended 30 June 2005. Evraz sells semi-finished steel products primarily on spot markets.

The following table sets out Evraz's consolidated non-CIS export sales product mix for the periods indicated (by volume):

	Six months ended 30 June		Year ended 31 December		
	2005	2004	2004	2003	2002
	(share of total sales volume)				
Semi-finished products, of which	**80.4%**	**73.3%**	**76.5%**	**71.7%**	**75.7%**
Billets	39.9%	48.6%	48.4%	52.4%	60.1%
Slabs	29.7%	13.9%	15.6%	15.5%	15.4%
Pig iron	10.7%	10.8%	12.5%	3.8%	0.2%
Finished products, of which	**19.6%**	**26.7%**	**23.5%**	**28.3%**	**24.3%**
H-beams	6.9%	7.1%	6.5%	7.4%	5.5%
Rebars	6.4%	8.9%	6.4%	10.9%	9.2%
Wire rod and rounds	3.1%	5.2%	5.0%	6.4%	7.2%
Plates	2.0%	3.6%	3.6%	1.4%	—
Other	1.1%	1.8%	2.0%	2.2%	2.4%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Distribution

Evraz's customers in Russia are generally responsible for transportation costs, while for export sales Evraz is responsible for transportation costs from the designated off-take location (Smychka with respect to NTMK and Novokuznetsk Severniy with respect to ZapSib and NKMK) to the relevant port or transport transfer location.

Russia. Within Russia, Evraz ships its products, including sales both to Russian and export customers, primarily by Russian Railways. Tariffs charged by Russian Railways vary based on distance and

other factors, and discounts of up to 40% are available when Evraz provides railcars (whether from its own fleet or retained on a shorter-term basis), for example in transporting products from its steel plants to the relevant port or transport transfer location. Evraz's transportation subsidiary ZAO Evraztrans ("Evraztrans") provides substantially all of Evraz's transportation services including supplies of raw materials, intragroup transfers and shipments to Nakhodka Sea Port or other export transport transfer locations. Evraztrans owns, leases or rents a fleet of approximately 2,350 railcars, and also procures the use of additional railcars on a market basis as required, enabling Evraz to benefit from reduced tariffs when transporting its products by Russian Railways. In 2004, Evraz made use of such railcars in respect of over 40% of its total volume of rail shipments, and as a result of the expansion of its railcar fleet and increased operational efficiency in the first half of 2005 Evraz made use of such railcars in respect of over 50% of the total volume of rail shipments by Evraztrans.

Export. Evraz ships a significant proportion of its export sales through its Nakhodka Sea Port, one of the largest ports in the Russian Far East, and which has an annual capacity of approximately 10 million tonnes. Approximately 59% of Evraz's export volumes were shipped through Nakhodka Sea Port in 2004, an increase from 51% in 2003 and 34% in 2002. Approximately 62% of Evraz's export volumes were shipped through Nakhodka Sea Port in the first half of 2005, an increase from approximately 61% in the first half of 2004. Evraz also ships some of its exports through Vladivostok (approximately 24% of total export volumes in 2004, decreasing to 21% in the first half of 2005) and other Russian ports (primarily Astrakhan and Novorossiysk, which accounted for approximately 6% and 4% of Evraz's total export volumes in 2004 and approximately 8% and 4% in the first half of 2005, respectively), and ships some exports to end customers directly by rail. During 2004, Evraz purchased four vessels with a total deadweight capacity of 95,000 tonnes, which cover approximately 25% of Evraz's total shipping requirements and which it uses to transport its products from Nakhodka to end customers. The acquisition of these vessels reduced Evraz's exposure to price and capacity fluctuations in the global shipping market.

Market share and competition

Both the Russian and international steel markets are highly competitive. Primary competitive factors include quality and price and the use of new technologies to expand the product range.

The Russian domestic steel market is characterised by high levels of competition for customers, raw materials and capital. While the Russian domestic market for flat products is dominated by MMK, Severstal and NLMK, Evraz maintains the leading position in the Russian market for long products. Its principal competitors in this market are Mechel and Ural Steel. Evraz also faces competition from some Ukrainian steel producers whose product range is similar to that of Evraz. However, the generally comparable production costs of these Ukrainian companies is offset by higher transportation costs (except to western Russian regions) and the effect of the trade protections established in the Russian Federation that limit imports of certain steel products to Russia from Ukraine. See "Industry Overview—Steel Industry—The Russian Steel Industry—Russian market" and "Industry Overview—Steel Industry—Trade Restrictions".

In its export markets, Evraz's major competitors are low-cost producers of semi-finished products located in Ukraine and Brazil.

Raw Materials

The principal materials used by Evraz in steel production include coking coal, iron ore sinter and pellets, scrap, ferroalloys and refractory materials. As part of its strategy of increasing vertical integration, Evraz has sought to increase the share of these inputs that are obtained from other members of its consolidated group or from affiliates. Concluding such arrangements helps to ensure reliability of supply and helps to provide more stable pricing, and in the case of purchases from other members of its consolidated group also enables Evraz to capture internally the margin on its supplies of these raw materials.

Coking coal and coke

Evraz obtains coking coal primarily from Raspadskaya, in which it holds an equity interest, and Yuzhkuzbassugol, which is controlled by an affiliate of Evraz. See "Related Party Transactions". Evraz obtained approximately 69% of its coking coal requirements from Raspadskaya and Yuzhkuzbassugol in 2004, and 70% in the first half of 2005. Together with Mine 12, which Evraz acquired in March 2005, production at these sites was sufficient to cover 158% of Evraz's total coking coal requirements in 2004 and

149% of its total coking coal requirements in the first half of 2005. Evraz purchases selected coal grades from producers other than Yuzhkuzbassugol, Raspadskaya and Mine 12 in order to maximise economic and operational efficiency. See "—Mining Business—Production Facilities—Coking Coal".

Coke is the largest cost item in the blast furnace production process. Evraz produces its entire requirements of coke at its steel plants, and also sells some coke to third parties.

Iron ore

Evraz's principal sources of sinter and pellets are its subsidiaries KGOK, VGOK and Evrazruda, as well as Mikhailovsky GOK. Including full-year production of KGOK, which was acquired in May 2004, and of Evrazruda, which was acquired in March 2005, Evraz's iron ore production in 2004 was sufficient to cover approximately 86% of its total iron ore requirements, and in the first half of 2005 Evraz's iron ore production (including Evrazruda) was sufficient to cover approximately 84% of its total iron ore requirements. ZapSib also operates a sinter plant on site. As it has acquired control over additional iron ore assets, Evraz has sought to increase the share of these operations in its total iron ore consumption. Evraz's steel making facilities consumed a total of 6.9 million tonnes of concentrate, 4.8 million tonnes of pellets and 7.7 million tonnes of sinter in 2004, of which approximately 72% was supplied by Evraz's own operations. In the first half of 2005, Evraz's steel making facilities consumed a total of 3.5 milllion tonnes of concentrate, 2.4 million tonnes of pellets and 4.1 million tonnes of sinter, of which approximately 75% was supplied by Evraz's own operations. See "—Mining Business—Production Facilities—Iron Ore".

The table below sets out the main suppliers of iron ore for Evraz's steel making operations for the periods indicated.

	Six months ended 30 June				Year ended 31 December					
	2005		2004		2004		2003[1]		2002	
	(thousand tonnes)	(share)	(thousand tonnes)	(share)	(thousand tonnes)	(share)	(thousand tonnes)	(share)	(thousand tonnes)	(share)
Internal Supply:										
Kachkanarsky GOK[2]	3,456	34.3%	2,857	30.5%	6,001	30.6%	5,826	34.7%	5,593	35.9%
Evrazruda[3]	2,900	28.8%	2,825	30.2%	5,681	29.0%	2,762	16.4%	2,238	14.4%
Vysokogorsky GOK[4]	1,154	11.5%	1,158	12.4%	2,415	12.3%	2,134	12.7%	1,723	11.1%
External Supply:										
Mikhailovsky GOK	1,053	10.5%	1,685	8.0%	2,826	14.4%	4,543	27.0%	3,630	23.3%
Korshunovsky GOK	1,025	10.2%	—	0%	1,212	6.2%	127	0.8%	731	4.7%
Kovdorsky GOK	195	1.9%	514	5.5%	652	3.3%	1,184	7.0%	773	5.0%
Others	282	2.8%	324	3.5%	802	4.1%	223	1.3%	886	5.7%
Total	**10,066**	**100.0%**	**9,362**	**100.0%**	**19,588**	**100.0%**	**16,800**	**100.0%**	**15,574**	**100.0%**

Notes:

(1) Consumption for NKMK is included from the date of its consolidation into Evraz's consolidated financial statements in October 2003.

(2) Consolidated into Evraz's consolidated financial statements from May 2004.

(3) Acquired in March 2005 from an entity under common control. In accordance with IFRS, Evrazruda has therefore been consolidated with effect from 31 December 2001 as if it had been acquired at such date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

(4) Consolidated into Evraz's consolidated financial statements from October 2002.

Ferroalloys

Evraz's main suppliers of ferroalloys are Chelyabinsk Electrometallurgical Plant, Promspetskomplekt, Kosogorsky MZ and Ural-Siberian GMK.

Scrap

Evraz purchases scrap from a number of third parties and obtains it internally from waste created by its blooming plants and rolling mills. The share of outside purchases of scrap is expected to increase as a

result of the closure of blooming mills as Evraz shifts its production from ingot casting to continuous casting, which results in lower volumes of waste steel.

Refractory materials

Evraz produces some refractory materials at NTMK, and purchases the remainder of its requirements from outside suppliers. Evraz's major suppliers of refractory materials are Spetsoborudovaniye i Materialy (located in Germany), as well as the Russian producers Magnesit, Pervouralsky Dinasovy Zavod and OAO Ogneupory.

Energy

The steelmaking process requires significant amounts of electricity and heat energy. Energy related expenses amounted to approximately 15% of Evraz's consolidated cost of revenues in 2004, of which approximately 8% related to electricity, approximately 4% to natural gas and the remainder to heat and steam power. In the first half of 2005, energy related expenses amounted to approximately 11% of Evraz's consolidated cost of revenues, of which approximately 6% related to electricity, approximately 3% to natural gas and the remainder to heat and steam power. See "Risk Factors—Risks Relating to Evraz—Increasing tariffs and restructuring in the Russian energy sector could adversely affect Evraz's business".

Electricity. Evraz obtains electricity for producing steel from regional generation subsidiaries of UES and from internal sources. In 2003 and 2004, Evraz obtained approximately 8% of its total electricity requirements in Russia from internal sources, and in the first half of 2005 Evraz obtained approximately 7% of its total electricity requirements in Russia from internal sources. Evraz plans to increase the proportion of electricity that it produces from internal sources. The average cost of electricity purchased from subsidiaries of UES in 2004 was RUR7.57 (approximately 2.7 U.S. cents) per KWh, and Evraz believes that the total cost of internally generated electricity is less than the cost of electricity it purchases from external sources. In 2004, NTMK produced approximately 32% of its electricity requirements. ZapSib and NKMK do not currently produce significant quantities of electricity. Evraz is currently engaged in a project to increase its generation capacity at NTMK from 10% of NTMK's total electricity needs in 2001 to 60% of such needs by 2007 to mitigate the effects of increasing costs of externally generated electricity by utilising waste gases from coke production and blast furnace production and waste steam as energy resources. Evraz may also seek to participate in privatisations of generating assets resulting from the proposed restructuring of the Russian electricity sector. See "Production Facilities—NTMK—Investment programme—Electricity generation".

Natural gas. Evraz purchases the natural gas consumed by its blast furnaces and used in generating heat and electricity in Russia from subsidiaries of Gazprom. Average natural gas tariffs in Russia have increased significantly in recent years, for example on average by 20% in 2004 as compared to 2003 and by approximately 65% from 1 February 2002 to 1 January 2004 in nominal rouble terms. Evraz's average natural gas tariffs in Russia increased by a further 22% from 1 January 2005 as compared to its average natural gas tariffs in 2004.

Transportation

Transportation costs influence Evraz's operations indirectly, as a component of raw material costs, as well as by affecting the prices Evraz can charge customers for its products and the competitiveness of the products with those of other producers. Costs associated with the transportation of raw materials have increased in recent years.

The main provider of rail transportation services to Evraz for factory-bound shipments is Russian Railways. The steel plants also operate their own transportation facilities for transportation over short distances, such as between stages of the production process and shipments of new materials and products to and from railway stations.

Tariffs for rail shipments are set by Russian Railways and are regulated by Russian Railways and the Federal Tariffs Service (the "FTS"), and generally adjusted on an annual basis. A discounted tariff applies where a customer provides its own railcars to transport materials on Russian Railways' infrastructure. In order to benefit from those discounts Evraz owns, leases or rents approximately 2,350 railcars, and also procures the use of additional railcars on a market basis as required. In 2004, Evraz made use of such railcars in respect of over 40% of the total volume of rail shipments by Evraztrans, which provided substantially all of Evraz's rail transportation services (including supplies of raw materials, intragroup

transfers and shipments to Nakhodka Sea Port or other transport transfer locations). In the first half of 2005, owned, leased or rented railcars were used in respect of approximately 50% of the total volume of rail shipments by Evraztrans.

Production Facilities

Evraz produces steel at NTMK, ZapSib and NKMK. In addition to these three steel plants, Evraz produces rolled products from semi-finished products (primarily slabs) at Palini, located in San Giorgio di Nogaro, Italy, and which Evraz acquired in August 2005. Evraz was also selected by the government of the Czech Republic in July 2005 to acquire Vitkovice Steel, located in Ostrava, Czech Republic, in a privatisation sale, and Evraz expects to complete this acquisition in November 2005. For a discussion of these acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions / Start-ups in 2005". The following table sets forth the raw steel production capacity and utilisation at each of these plants in the periods indicated:

		Production				
	Annual design capacity	Six months ended 30 June		Year ended 31 December		
		2005	2004	2004	2003	2002
		(thousand tonnes)				
NTMK, *of which*	5,500	2,859	2,671	5,482	5,467	5,291
Oxygen converters	3,500	1,856	1,606	3,373	3,450	3,304
Open hearth	2,000	973	1,065	2,109	2,018	1,987
ZapSib, *of which*	8,080	2,930	2,720	5,604	5,931	5,716
Oxygen converters	8,000	2,907	2,697	5,557	5,883	5,669
Electric arc furnaces	80	23	23	47	48	47
NKMK[1], *of which*	2,960	1,245	1,314	2,603	2,460	2,420
Electric arc furnaces	1,430	713	637	1,246	1,118	888
Open hearth	1,580	532	677	1,357	1,342	1,532
Total	**16,540**	**7,034**	**6,705**	**13,689**	**13,859**	**13,427**

Note:

(1) Consolidated into Evraz's consolidated financial statements from October 2003.

NTMK

NTMK is located in Nizhny Tagil, Sverdlovsk region, approximately 140 kilometres north of Ekaterinburg and approximately 1,100 kilometres north-east of Moscow. Nizhny Tagil is one of the oldest mining and steel production centres in Russia. NTMK currently occupies an area of approximately 1,490 hectares, most of which it owns. Shares in NTMK are traded on the Russian Trading System ("RTS"), a major Russian stock exchange.

History

Production at NTMK started in 1940, after ten years of construction. During World War II, the plant's major product was armour plate, and approximately one-third of Soviet combat tanks were armoured with steel manufactured at NTMK. After World War II, NTMK developed by improving its overall production and implementing new technologies. NTMK was privatised and transformed into an open joint stock company under Russian law in 1992.

In 1999, prior to Evraz's acquisition of a controlling interest by NTMK, due to poor market conditions and inefficient management NTMK failed to make payments on some of its debt and trade obligations and bankruptcy proceedings were instituted against NTMK. In November 1999, NTMK and its creditors concluded a settlement agreement, which was approved by a court on 9 December 1999, ending the bankruptcy proceedings and rescheduling NTMK's payments of debt and trade payables and its tax arrears and social contributions. Evraz acquired control over NTMK after the conclusion of this settlement agreement. In November and December 2004, NTMK pre-paid most of the remaining amounts due under the settlement agreement by the end of 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity" and Note 20 to the Annual Financial Statements.

Facilities

NTMK is an integrated steel production plant. It consists of coke-chemical production facilities, six blast furnaces, steel making facilities (oxygen converters as well as open hearth furnaces), four continuous casters and six rolling mills.

Coke production. The coke-chemical production currently consists of two coking plants, which currently operate six coking batteries producing both wet and dry quenched coke. In 2004, NTMK produced 3,033 thousand tonnes of coke, as compared to 2,920 thousand tonnes in 2003 and 2,870 thousand tonnes in 2002. In the first half of 2005, NTMK produced 1,541 thousand tonnes of coke, as compared to 1,524 thousand tonnes in the first half of 2004. NTMK also operates by-products production facilities, including a chemical plant, coke pitch plant and pitch distillation and rectification plant, the products of which it sells primarily to third parties.

Iron production. NTMK operates six blast furnaces. One of the blast furnaces was reconstructed in order to improve its efficiency in processing high vanadium content iron ore (such as that produced at KGOK) and re-commissioned in August 2004, and a second blast furnace is currently undergoing a similar reconstruction. The annual capacity of each blast furnace ranges from 750 to 1,620 thousand tonnes, for an aggregate capacity of 6,380 thousand tonnes. The aggregate production of the blast furnaces was 4,782 thousand tonnes in 2004, a slight decrease from 4,804 thousand tonnes in 2003. The aggregate production of the blast furnaces was 2,533 thousand tonnes in the first half of 2005, an increase from 2,318 thousand tonnes in the first half of 2004.

NTMK produces both steel making iron and natural alloy vanadic crude iron. The unique vanadium ferrous ore from KGOK results in the natural ferro-alloying of steel, which enables NTMK to produce steel and finished products with improved characteristics for operation in low temperatures. Vanadium slag produced as a by-product of the iron production process is sold primarily to TulaVanady and to customers in China. NTMK also operates two pig iron casting machines for casting hot metal into pig iron for sale as foundry iron. Blast furnace slag is granulated and then sold to cement plants.

Steel production. The steel production shop comprises both an oxygen converter plant and an open hearth plant. The design of the oxygen converter facilities is outdated, and it is intended to upgrade these facilities. The proposed upgrade would enable NTMK to increase the steel-making capacity of its oxygen converters by approximately 44%. See "—Investment programme—Steel production". The open hearth furnaces currently in operation were initially commissioned at NTMK in 1950, and five furnaces remain operational. Since 1993 the open hearth furnaces at NTMK have gradually been replaced by the oxygen converter process, which is more cost efficient and environmentally cleaner.

Continuous casting. NTMK operates four continuous casting machines in the converter shop with an aggregate annual production capacity of 3.1 million tonnes. The first continuous casting machine was installed in 1995 and produces round billets for rolling railway wheels and tyres, as well as rectangular cross section billets for rolling rails, H-beams and pipes. A second continuous casting machine, commissioned in 1996, produces both slabs and large blooms, though it is primarily used to produce small slabs. A third continuous casting machine, commissioned in 2000, produces five types of shaped billets for rolling H-beams, channels and sheet piles. A fourth continuous casting machine was commissioned in August 2004 and produces slabs.

Blooming plant. NTMK also operates a blooming plant, which after the commissioning of the fourth continuous caster in August 2004 is supplied only from the open hearth furnaces. In 2004, NTMK produced 2,016 thousand tonnes of slabs and billets in its blooming plant, as compared to 2,027 thousand tonnes in 2003. In the first half of 2005, NTMK produced 845 thousand tonnes of slabs and billets in its blooming plant, as compared to 1,053 thousand tonnes in the first half of 2004.

Rolling mills. NTMK operates seven primary rolling mills (an universal beam mill, a heavy section mill, a rail and structural mill, two ball-rolling mills, a wheel-rolling mill and a tyre mill). The design of these mills allows for a flexible product mix. NTMK upgraded its wheel rolling mill during 2004. See "—Investment programme—Wheel-rolling mill".

Production

In 2004, NTMK produced 4,782 thousand tonnes of pig iron, compared to 4,804 thousand tonnes in 2003 and 4,701 thousand tonnes in 2002; 5,482 thousand tonnes of steel, compared to 5,467 thousand

tonnes in 2003 and 5,291 thousand tonnes in 2002; and 4,903 thousand tonnes of rolled products, compared to 4,782 thousand tonnes in 2003 and 4,663 thousand tonnes in 2002. In the first half of 2005, NTMK produced 2,533 thousand tonnes of pig iron, compared to 2,318 thousand tonnes in the first half of 2004; 2,829 thousand tonnes of steel, compared to 2,683 thousand tonnes in the first half of 2004; and 2,588 thousand tonnes of rolled products, compared to 2,370 thousand tonnes in the first half of 2004. NTMK's primary products are railway products (rails and wheels), construction products and pipe blanks, as well as semi-finished products.

The table below shows NTMK's capacity utilisation. Currently, through a more effective use of production facilities, the production of steel exceeds design capacity. Commissioning of the fourth continuous casting machine in August 2004 and planned improvements to the oxygen converter plant will enable further increases in production, to be partially offset by the planned closure of the open hearth furnaces.

The following table sets out capacity utilisation at NTMK in the periods indicated:

	2005 (first half)	2004	2003	2002
		(percentage)		
Iron, total	93.3	96.6	97.0	94.9
Steel, total	102.9	99.7	105.1	101.7
—*Oxygen converter plant*	106.0	96.4	107.8	103.2
—*Open hearth plant*	97.3	105.4	100.9	99.4
Blooming plant	67.6	94.8	95.7	95.7
Universal beam mill	69.1	88.9	102.0	95.9
Heavy section mill	68.7	75.0	78.0	81.6
Rail and structural mill	60.7	77.3	83.1	82.4
Ball-rolling mill	76.6	80.2	90.4	76.0
Tyre mill	40.1	40.8	36.5	34.3
Wheel-rolling mill	75.9	79.0	93.7	90.3

Investment programme

NTMK's investment programme involves the reconstruction and modernisation of various elements of the production process. The programme aims to maintain and increase the production capacity of the steel plant, reduce costs, improve production efficiency and enable the manufacture of a broader range of rolled steel products. Evraz has planned capital expenditures at NTMK of U.S.$210 million in 2005, and U.S.$252 million from 2006 through 2008. The principal components of NTMK's investment programme are set forth below.

Coke ovens. NTMK's long-term capital repair programme provides for the reconstruction of its coke oven batteries in order to increase their useful life, their production efficiency and the output of coke and to reduce atmospheric emissions. Capital expenditure of U.S.$39 million from 2002 through 2006 is planned for this project.

Iron production. In August 2004, NTMK completed the reconstruction of one of its blast furnaces, for total capital expenditure of U.S.$84 million, and it is reconstructing an additional blast furnace for planned additional capital expenditure of U.S.$140 million in 2005 and 2006. Following the completion of this second blast furnace reconstruction, Evraz plans to determine whether to reconstruct a third blast furnace. The reconstruction of the blast furnaces reduces their coke consumption, modifies their operations to enable more efficient processing of high vanadium iron ore, such as that produced at KGOK, decreases environmental emissions and results in further improvements in labour, electricity and maintenance costs. After completion of the project, it is currently planned to shut down three of the remaining blast furnaces, though total iron output will be maintained at a level sufficient to meet the requirements of the steel making facilities and may increase due to the improved efficiency of the remaining blast furnaces.

Steel production. Evraz plans to improve the oxygen converters to increase their annual steel output to over four million tonnes. Evraz plans to make capital expenditure of U.S.$153 million from 2004 through 2008 on this project, resulting in increased production capacity, decreased emissions and reduced production costs.

During 2004, NTMK completed the construction of an additional continuous slab caster and ladle furnace for total capital expenditure of U.S.$102 million, enabling the termination of ingot casting in the oxygen converter shop, decreasing production costs and improving product yields and steel quality.

Wheel-rolling mill. During 2004, NTMK completed the modernisation of its wheel-rolling mill in order to improve the quality of railway wheel production, increase its wheel output by approximately 40%, to 630,000 items (approximately 250,000 tonnes) annually, and enable the production of additional varieties of and higher quality wheels. Capital expenditure of this project totalled U.S.$70 million, and involved installing two new presses and a new quality control line (the previous mills were built in 1938 and still operated much of the original equipment).

Electricity generation. In 2004, NTMK satisfied approximately 32% of its electricity requirements from in-plant facilities. In order to mitigate the risks associated with predicted increases in electricity tariffs, NTMK intends to increase its internal electricity generation capacity to 60% of its total requirements by 2007. As part of this project, technology is being introduced to utilise waste gases from coke production and blast furnace production and waste steam as energy resources.

Quality control

NTMK's products adhere to strict specifications and standards. NTMK's rolling mills and refractory manufacturing facility are certified under DIN EN ISO 9001:2000, and NTMK's products have received various Russian and foreign certifications, including certification of continuous casting slabs by Lloyd's Register.

ZapSib

ZapSib is the largest steel mill in the Siberian region and the eastern-most steel mill in the Russian Federation. It occupies an area of over 3,000 hectares and is located 25 kilometres from the city of Novokuznetsk, in the Kemerovo Region. Shares in ZapSib are traded on the RTS.

History

Construction of the plant began in 1957, and production commenced in 1964. The first rolled products at ZapSib were manufactured in 1965; the converter shop (the first in the Soviet Union) was commissioned in 1968; and the blooming shop and continuous billet mill became operational in 1969 and 1970, respectively. During the 1970s, ZapSib's production facilities were further extended by the commissioning of a new blast furnace, coke-oven battery, oxygen converter facilities shop and a wire-drawing shop for the metalware division. ZapSib was privatised and transformed into an open joint stock company under Russian law in 1992.

In 1996, prior to its acquisition by Evraz, due to poor financial management ZapSib failed to make principal payments on some of its debt obligations and bankruptcy proceedings were instituted against ZapSib. In November 2001, ZapSib and its creditors concluded a settlement agreement that rescheduled through 2006 ZapSib's trade debt payables and its tax, pension and social fund liabilities through 2006. In December 2004, ZapSib prepaid most of the amounts outstanding under the settlement agreement and rescheduled the remaining amounts outstanding from 2006 through 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 20 to the Annual Financial Statements.

Facilities

ZapSib is an integrated steel plant. It consists of coke-chemical production, sinter production, three blast furnaces, steel making facilities, a blooming plant, a continuous casting machine and four rolling mills.

Coke production. ZapSib operates seven coke oven batteries, five of which are currently operational. In 2004 ZapSib produced 3,383 thousand tonnes of coke, as compared to 3,410 thousand tonnes in 2003 and 3,323 thousand tonnes in 2002. In the first half of 2005 ZapSib produced 1,693 thousand tonnes of coke, as compared to 1,645 thousand tonnes in the first half of 2004. ZapSib also operates coke by-products production facilities.

Iron production. To produce steel, ZapSib uses liquid blast-furnace crude iron produced at its three blast furnaces. One of these blast furnaces was recently reconstructed and recommissioned in May 2005.

The re-commissioning of the blast furnace enables full utilisation of existing oxygen converter capacity. In the first half of 2005 ZapSib produced 2,367 thousand tonnes of iron, as compared to 2,200 thousand tonnes in the first half of 2004. ZapSib also operates a three strand sinter plant.

Steel production. ZapSib produces steel in two oxygen converter plants with five oxygen converters as well as in a small electric arc furnace.

Continuous casting machines. ZapSib formerly operated one eight-strand continuous casting machine which produced steel products which had a limited demand (*e.g.*, large diameter rounds) on the market, but which was subsequently modified to produce square billets. In 2004, ZapSib cast 1,143 thousand tonnes of billets, as compared to 1,023 thousand tonnes in 2003. In the first half of 2005 658 thousand tonnes of billets compared to 544 thousand tonnes in the first half of 2004. ZapSib completed testing of an additional continuous caster in September 2005, which when fully operational will enable the termination of ingot casting and the shut-down of the blooming mill. See "—Investment programme—Steel production".

Blooming plant. ZapSib operates a blooming plant with a capacity of 6,480 thousand tonnes per annum. In 2004 it produced 3,977 thousand tonnes of slabs and billets, as compared to 4,390 thousand tonnes in 2003. In the first half of 2005 ZapSib's blooming plant produced 2,005 thousand tonnes of slabs and billets, as compared to 1,947 thousand tonnes in the first half of 2004.

Rolling mills. ZapSib operates four rolling mills, consisting of three rolled steel mills and one wire mill.

Production

In 2004, ZapSib produced 4,558 thousand tonnes of iron, compared to 4,897 thousand tonnes in 2003 and 4,632 thousand tonnes in 2002; 5,603 thousand tonnes of steel, compared to 5,931 thousand tonnes in 2003 and 5,716 thousand tonnes in 2002; and 5,009 thousand tonnes of rolled products, compared to 5,318 thousand tonnes in 2003 and 5,006 thousand tonnes in 2002. In the first half of 2005, ZapSib produced 2,367 thousand tonnes of pig iron, compared to 2,200 thousand tonnes in the first half of 2004; 2,931 thousand tonnes of steel, compared to 2,720 thousand tonnes in the first half of 2004; and 2,569 thousand tonnes of rolled products, compared to 2,400 thousand tonnes in the first half of 2004. The decrease in production of iron and steel during 2004 in comparison to 2003 resulted from scheduled maintenance activities. Completion of the blast furnace reconstruction and replacement of ingot casting by continuous casting are also expected to result in increases in production as compared to 2004. See "—Investment programme—Steel production". ZapSib's primary products are construction products (primarily rebars and sections) and wire rod, as well as semi-finished products.

The following table sets out capacity utilisation at ZapSib in the periods indicated:

	2005 (first half)	2004	2003	2002
		(percentage)		
Iron, total	73.3	93.1	100.0	94.6
Steel, total	72.5	69.3	73.4	70.7
Blooming plant	69.1	68.3	75.2	77.8
Medium section mill	74.9	67.8	75.1	77.9
Small section mills 250-1	80.1	77.2	83.3	79.9
Small section mills 250-2	84.1	87.5	91.2	88.3
Wire mill 250	79.9	83.1	89.4	89.5

Investment programme

ZapSib is investing in improving the capacity of existing production assets, improving production capacity and efficiency and widening the product range. Total capital expenditure under this program is planned to be U.S.$213 million in 2005 and U.S.$200 million from 2006 through 2008.

Coke production. Capital expenditure of U.S.$94 million from 2002 through 2006 is planned in reconstructing the coke batteries at ZapSib. These improvements are intended to increase production efficiency and reduce environmental emissions.

Iron production. In May 2005 ZapSib re-commissioned a blast furnace, increasing annual iron production by up to 1.2 million tonnes, reducing the risks of production interruptions from reliance on two blast furnaces and enabling the full utilisation of existing oxygen converter capacity. Capital expenditure on this project amounted to approximately U.S.$45 million in 2004 and 2005. In early 2006, ZapSib plans to decommission another blast furnace for reconstruction, in order to improve its operational efficiency and enable it to consume high-vanadium content iron ore produced at KGOK. This project is expect to be completed by the end of 2006, and planned total capital expenditure on the project is U.S.$110 million.

Steel production. Evraz's capital investment programme at ZapSib focuses on the replacement of ingot casting by continuous casting, in order to provide for increased production of technologically more sophisticated steel grades and products that have a greater export potential. ZapSib plans to make capital expenditures of U.S.$95 million in 2005 to install a 350 tonne twin ladle furnace and a 2.4 million tonne per annum continuous slab caster. Trials of the slab caster were completed in September 2005, and the slab caster is expected to reach its full operational capacity by December 2005. These improvements will permit the termination of ingot casting at ZapSib, increase output yields, reduce production costs and provide for greater product diversification.

Quality control

ZapSib operates a quality assurance system certified under ISO-9002, which it originally received in 1994 and renewed in 1997. ZapSib has also received a Lloyd's Register Quality Assurance Certificate of conformity to ISO 9001:2000, EN ISO 9001:2000 and BS EN ISO 9001:2000.

NKMK

NKMK is an integrated iron and steel plant located in the city of Novokuznetsk, Kemerovo region, occupying an area of over 325 hectares. NKMK is the leading rail producer in the Russian Federation, producing a full range of rails, and, together with NTMK, the exclusive rail supplier to Russian Railways. NKMK's output of rails accounts for approximately two-thirds of Russian rail production.

History

NKMK was established by Evraz in 2003 to acquire production and other assets of KMK. Construction of KMK began in the early 1920s, and pig iron and rail production commenced at KMK in 1932. In the early 1990s, KMK was privatised and transformed into a joint stock company under Russian law, and registered as an open joint stock company in 1992.

On 30 May 2002, prior to the involvement of Evraz, KMK was declared bankrupt by a decision of the Kemerovo region arbitration court. Some of the assets of KMK were subsequently acquired on behalf of an affiliate of Evraz at auction and most of these assets were subsequently consolidated within NKMK by Evraz. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions".

Facilities

NKMK is an integrated steel plant. It produces various types of steel products and is the leading rail producer in Russia. Its production facilities include a coke-chemical production plant, two blast furnaces, steel-making facilities, a blooming plant, two continuous casting machines, rail production facilities and rolling mills.

Coke production. Coke-chemical production facilities at NKMK include two coal preparation shops, two gas recovery shops, a rectification shop, a tar processing shop and a phtalyc anhydride shop. NKMK operates three coking batteries, which produced 1,187 thousand tonnes of coke in 2004, as compared to 1,175 thousand tonnes in 2003 and 1,136 thousand tonnes in 2002. In the first half of 2005 NKMK produced 589 thousand tonnes of coke, as compared to 581 thousand tonnes in the first half of 2004.

Iron production. NKMK operates two blast furnaces, and in 2004 produced 2,218 thousand tonnes of iron, compared to 2,168 thousand tonnes in 2003 and 2,162 thousand tonnes in 2002. The aggregate production of NKMK's blast furnaces was 1,051 thousand tonnes in the first half of 2005, compared to 1,102 thousand tonnes in the first half of 2004. One blast furnace may be shut down when the open hearth plant is closed as a result of the reduced hot metal requirements.

Steel production. NKMK produces steel in an open hearth plant and two electric arc furnaces, with a total capacity of 5,400 thousand tonnes per year. NKMK combines liquid blast-furnace crude iron produced in-house with scrap to produce steel. The alloying of metal is performed by adding various ferroalloys.

Continuous casting. NKMK operates two continuous casting machines with a total design capacity of 830 thousand tonnes per annum, and in 2004 produced 1,048 thousand tonnes of billets. In the first half of 2005, NKMK's continuous casters produced 618 thousand tonnes of billets, as compared to 539 thousand tonnes in the first half of 2004.

Blooming plant. NKMK operates a blooming plant with a capacity of 2,900 thousand tonnes per annum. In 2004 it produced 1,286 thousand tonnes of slabs and blooms. In the first half of 2005, NKMK produced 620 thousand tonnes of slabs and blooms in its blooming plant, as compared to 639 thousand tonnes in the first half of 2004.

Rolling mills. NKMK operates seven rolling mills: a rail and structural steel mill, a plate mill, two ball-rolling mills, a rail fasteners mill and two section mills. NKMK's production of rolled products (including semi-finished products) was 2,459 thousand tonnes in 2004. In the first half of 2005, NKMK produced 1,001 thousand tonnes of rolled products, as compared to 1,104 thousand tonnes in the first half of 2004. The rail and structural steel mill consumes steel primarily produced in the electric arc furnaces through the two continuous casting machines. NKMK conducts thermal treatment of rails in order to further improve the quality of the final product.

Production

In 2004, NKMK produced 2,218 thousand tonnes of pig iron, compared to 2,168 thousand tonnes in 2003 and 2,162 thousand tonnes in 2002; 2,603 thousand tonnes of steel, compared to 2,459 thousand tonnes in 2003 and 2,435 thousand tonnes in 2002; and 2,319 thousand tonnes of rolled products, compared to 2,216 thousand tonnes in 2003 and 2,048 thousand tonnes in 2002. In the first half of 2005 NKMK produced 1,051 thousand tonnes of pig iron, compared to 1,102 thousand tonnes in the first half of 2004; 1,249 thousand tonnes of steel, compared to 1,313 thousand tonnes in the first half of 2004; and 1,155 thousand tonnes of rolled products, compared to 1,241 thousand tonnes in the first half of 2004. In addition to rails, NKMK produces significant quantities of plates, pig iron and other semi-finished products.

The following table sets out capacity utilisation at NKMK for the periods indicated.

	2005 (first half)	2004	2003[(1)]	2002[(2)]
		(percentage)		
Iron, total	94.0	99.2	97.0	96.7
Steel, total	84.1	88.0	94.7	93.6
—*Electric arc furnaces*	99.8	86.6	105.0	84.2
—*Open hearth plant*	69.5	88.7	87.7	100.1
Blooming plant	48.8	59.4	59.3	64.8
Rail and structural steel mill	80.1	88.8	84.6	81.5
Plate mill	91.5	85.5	93.2	77.2
Medium-section mill 500	36.2	59.6	62.1	49.4
Medium-section mill 450	77.5	73.6	75.4	66.7
Ball-rolling mill	101.6	109.0	88.4	77.2
Rail fasteners mill	41.0	87.0	90.9	101.0

Notes:

(1) Data for 2003 include production of KMK prior to the start of operations at NKMK in October 2003.

(2) Data for 2002 relate to KMK.

Investment programme

The programme of restructuring production facilities at NKMK includes upgrading the electric arc furnaces, shutting down the open hearth plant and modernising the rolling mills, to result in a "mini-mill" configuration at NKMK. Evraz plans to make capital expenditure of U.S.$82 million at NKMK in 2005,

and a further U.S.$30 million in 2006 and 2007. The principal components of NKMK's investment programme are set forth below.

Steel production. The primary component of NKMK's investment programme is modernisation of the electric arc furnaces. The capacity of one of the electric arc furnaces is to be increased to enable steel production up to 1.5 million tonnes of crude steel annually, decrease the cost of steel production and increase the production of continuously cast billets. Total capital expenditure of U.S.$66 million from 2003 through 2007 is planned for this project. The open hearth plant is scheduled to be shut down when these improvements are completed, at which time one of the blast furnaces may also be shut down as a result of the reduced hot metal requirements.

Rail and structural steel mill. The second major component of NKMK's modernisation programme is the construction of a walking-beam furnace in the rail and structural steel mill as well as other improvements to the existing facilities, for capital expenditures of U.S.$25 million from 2003 through 2005 and resulting in reduced production costs, reduced waste and improved quality of finished products.

Quality Control

Quality control of NKMK is performed on the basis of its "Quality Policy". NKMK's Quality Policy sets out the following priorities: involvement of all personnel in quality management, improvement of consumer properties of metal products and reduction of production costs. The quality management system covers all stages of NKMK's production process. All railway products produced at NKMK are also certified by the Russian Railways certification system. NKMK's production of rails and rail fasteners has also received DIN EN ISO 9001:2000 certification.

Palini e Bertoli

Palini is a rolling mill operator located in San Giorgio di Nogaro (in the province of Udine), Italy. Palini produces steel plate products, which it sells to a variety of end users in Italy and the rest of Europe. In 2004 Palini's total output was 356,000 tonnes of rolled products. Evraz intends that the acquisition of Palini will enable it to build on Palini's historical strengths as a producer of customised, high-quality plate products to penetrate new geographic markets, secure captive customer base for its slabs outside Russia and further improve its margins as a result of the sale outside Russia of higher value-added steel products. Evraz has not yet completed an evaluation of its capital expenditure requirements at Palini.

Mining Business

Evraz conducts its mining business primarily through Evrazruda, KGOK, VGOK, Mine 12 and Neryungri Ugol, and Evraz also has an equity interest in Raspadskaya coking coal mine. In 2004, Evraz sold 13,643 thousand tonnes of iron ore products, of which 12,563 thousand tonnes consisted of intersegment sales. Evraz sold 8,493 thousand tonnes of iron ore products, of which 8,447 thousand tonnes consisted of intersegment sales, in the first half of 2005, as compared to 4,915 thousand tonnes of iron ore products, of which 4,493 thousand tonnes consisted of intersegment sales, in the first half of 2004. Starting from the second half of 2004, some iron ore products purchased by the steel segment are subsequently resold to third parties. Mine 12, which has been consolidated into Evraz's consolidated financial statements from March 2005, produced 547 thousand tonnes of coking coal and 159 thousand tonnes of steam coal in 2004 and approximately 281 thousand tonnes of coking coal and 75 thousand tonnes of steam coal in the first half of 2005. Evraz's mining operations had total sales revenue of U.S.$610.8 million in 2004, of which U.S.$494.4 million consisted of intersegment sales, an increase from U.S.$232.0 million in 2003, of which U.S.$171.6 million consisted of intersegment sales. Evraz's mining operations had total sales revenue of U.S.$593.5 million in the six months ended 30 June 2005, of which U.S.$564.8 million consisted of intersegment sales, compared to total revenue of U.S.$243.1 million in the six months ended 30 June 2004, of which U.S.$162.8 million consisted of intersegment sales.

Products

Evraz produces iron ore at Evrazruda, KGOK and VGOK. Evraz produces coking coal and steam coal at Mine 12, is developing coking coal deposits at Neryungri Ugol, and its equity investee Raspadskaya also produces coking coal. Evraz primarily makes use of this iron ore and coking coal at its steel making facilities, and also makes some sales to third parties.

Iron ore and coking coal are generally commodity products, and most customers make purchases on the basis of price, including transportation costs. Evraz processes iron ore into concentrate, sinter and pellets prior to sale. Iron ore produced at KGOK has a high vanadium content, and thus can only be used in large quantities where blast furnaces have been specially modified to support the high vanadium levels. The major customers for iron ore produced at KGOK are NTMK and Chusovskovo metallurgical plant, which is owned by Ural Steel, both of which operate facilities that are adapted for high-vanadium iron ore, as well as ZapSib, NKMK and other steel plants in smaller quantities.

Marketing and Distribution

In addition to its internal sales, Evraz sells its mined products primarily to other customers located in Russia. The following table summarises Evraz's mining segment sales for the periods indicated.

	Six months ended 30 June				Year ended 31 December					
	2005		2004		2004		2003		2002	
	thousand tonnes[1]	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars	thousand tonnes	thousands of U.S. dollars
Sales (excluding intersegment sales)[2]										
Russian and CIS sales	31	27,286	360	76,642	878	109,912	273	60,377	78	13,605
Non-CIS export sales	15	1,410	62	3,612	201	6,497	—	—	—	—
Total	**46**	**28,696**	**422**	**80,254**	**1,079**	**116,409**	**273**	**60,377**	**78**	**13,605**
Intersegment sales[2][3]	**8,447**	**564,845**	**4,493**	**162,809**	**12,563**	**494,365**	**7,457**	**171,632**	**5,803**	**25,095**

Notes:

(1) Iron ore products only. Following its acquisition in March 2005, Mine 12 accounted for sales of 156 thousand tonnes of coking coal and 24 thousand tonnes of steam coal (including intersegment sales).

(2) Evrazruda was acquired in March 2005 from an entity under common control. In accordance with IFRS, Evrazruda has therefore been consolidated with effect from 31 December 2001 as if it had been acquired at such date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

(3) Intersegment sales include sales volumes (primarily from KGOK) to TH EvrazHolding and OOO Trade House EvrazResource, which are accounted for in the steel segment, that are subsequently resold to third parties starting from the second half of 2004. These volumes amounted to 902 thousand tonnes and 611 thousand tonnes in the six months ended 30 June 2005 and the year ended 31 December 2004, respectively.

Sales

In Russia, Evraz sells its mining segment products to end customers, both internal and external. These customers are generally located near to Evraz's mines, due to the high transportation costs of mined products relative to the market prices. Currently only KGOK sells significant volumes to third parties, though Evraz seeks to increase these volumes in the future through production at Neryungri Ugol and possible additional acquisitions.

Evraz does not currently export significant volumes of its mined products. Non-CIS exports in 2004, all of which were produced at KGOK, amounted to 201 thousand tonnes of iron ore products, mostly to customers in China and the Czech Republic. Non-CIS exports in the first half of 2005 amounted to 15 thousand tonnes of iron ore products.

Distribution

Evraz transports its mined products to customers by Russian Railways. Transportation costs are generally paid by customers. In the case of intersegment sales to Evraz's steel plants, substantially all transportation services are provided by Evraztrans. See "—Steel Business—Raw Materials—Transportation".

Production Facilities

Evraz produces iron ore at Evrazruda, KGOK and VGOK. Evraz produces coking coal and some steam coal at Mine 12, and Evraz's equity investee Raspadskaya also produces coking coal. Evraz is also developing coking coal fields in the Republic of Sakha (Yakutia) through Neryungri Ugol, which it expects will commence production in 2006.

The following table sets forth the production of Evraz's mining assets in the periods indicated.

	Iron content	Six months ended 30 June		Year ended 31 December		
		2005	2004	2004	2003	2002
		(thousand tonnes)				
Evrazruda[1]						
Mined ore	28.5%	6,676	6,783	14,098	12,949	11,808
Primary concentrate[2] ...	42.4%	3,594	3,717	7,703	7,017	6,622
Concentrate[3]	58.1%	965	1,046	2,139	1,718	1,279
Sinter	55.0%	1,694	1,654	3,323	3,295	3,395
KGOK[4]						
Mined ore	15.8%	24,172	23,354	47,181	45,253	41,494
Concentrate[2]	61.7%	4,550	4,353	8,964	8,609	7,811
Pellets	60.5%	2,757	2,763	5,587	5,329	5,248
Sinter	54.3%	1,541	1,351	2,848	2,735	2,296
VGOK[5]						
Mined ore	27.8%	2,052	1,731	3,806	3,345	3,092
Concentrate[2]	63.0%	838	715	1,492	1,310	1,226
Sinter	55.0%	1,398	1,456	2,918	2,410	2,025

Notes:

(1) Acquired in March 2005 from an entity under common control. In accordance with IFRS, Evrazruda has therefore been consolidated with effect from 31 December 2001 as if it had been acquired at such date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

(2) Product used in the production of concentrate or sinter.

(3) Marketable product.

(4) Consolidated into the Company's consolidated financial statements from May 2004.

(5) Consolidated into the Company's consolidated financial statements from October 2002.

Iron Ore

Evrazruda

Evrazruda started operations in 2002, bringing several mining and processing enterprises in Kemerovo region, the Republic of Khakassia and Krasnoyarsk Krai under common management. In July 2004, Evrazruda acquired in open auctions the production operations of Sheregeshskoe Ore Deposit and Irbinskoe Ore Deposit. Evrazruda occupies a total area of over 4,400 hectares, and sells iron ore primarily to ZapSib and NKMK. Evraz acquired Evrazruda in March 2005 from an entity under common control, and therefore Evrazruda is consolidated with effect from 31 December 2001 as if it had been acquired at such date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions" for a discussion of the acquisition and its treatment in the Consolidated Financial Information. Evraz plans to invest in developing additional "brownfield" production sites at Evrazruda and to make improvements that will increase both the volume and efficiency of iron ore production, with total capital expenditure of U.S.$90 million from 2004 through 2014.

Kachkanarsky GOK

KGOK extracts iron ore from the Gusevogorsky deposit and processes iron ore. KGOK is located approximately 150 kilometres away from NTMK, also in Sverdlovsk region. KGOK currently mines iron ore from three open pit mines, which it processes in on-site crushing, enrichment, sintering and pelletising facilities. Final products (sinter and pellets) are loaded on to railcars and shipped to end consumers. Approximately 28% of KGOK's total sales volumes in 2004 were to ultimate customers other than Evraz, declining to approximately 17% in the six months ended 30 June 2005 (including sales of KGOK products to Evraz's steel segment that were resold to third parties).

KGOK produces vanadium oxide rich sinter and pellets. These products have relatively high production costs, as the iron content of KGOK iron ore is very low and the ore must therefore undergo enrichment and concentration. The high vanadium content of KGOK's ore leads to improved strength, ductility and anti-corrosion characteristics of steel, but also adversely affects the speed and effectiveness of the blast furnace smelting process. As a result, at most steel plants high vanadium content iron ore is limited to approximately 10% to 15% of total iron ore consumption, though the consumption of limited

quantities of high vanadium content iron ore helps to prolong the time between blast furnace relinings due to the mineral deposits that form in the blast furnace.

Evraz plans to make capital expenditures at KGOK of U.S.$18 million from 2005 through 2010 on improving operational efficiency, de-bottlenecking existing operations and reducing electricity costs.

Vysokogorsky GOK

VGOK operates underground ore mines as well as processing facilities, and is located near Nizhny Tagil, approximately 10 kilometres from NTMK and 180 kilometres north of Ekaterinburg. VGOK mines the Vysokogorskoye, Lebyazhinskoye, Estuninskoye and Mednorudyanskoye iron ore deposits. VGOK supplies sinter to Evraz's steel plants, primarily NTMK, and also makes sales to third parties. Approximately 75% of the iron ore used in producing sinter constitutes VGOK's own production and by-products of the blast furnace process at NTMK, and the balance is purchased from other producers, primarily Bogoslovskoye RU, an iron ore mine located nearby. Evraz plans to make total capital expenditures of U.S.$109 million at VGOK from 2005 through 2010 on improving operational efficiency and de-bottlenecking existing operations.

Coking Coal

Mine 12

Evraz acquired an 100% interest in Mine 12, which produces coking coal and steam coal using both underground and opencast techniques, in March 2005. Mine 12 is located in Kemerovo region. Mine 12 produced approximately 547 thousand tonnes of coking coal and 159 thousand tonnes of steam coal in 2004 and approximately 281 thousand tonnes of coking coal and 75 thousand tonnes of steam coal in the first half of 2005.

Neryungri Ugol

Evraz acquired Neryungri Ugol in 2003 in order to develop resources in the Denisovskoye field, in the Republic of Sakha (Yakutia). Evraz expects to start production of coking coal from the Denisovskoye field in 2006, and expects the field to reach its full production capacity of three million tonnes of raw coking coal by 2007, resulting in approximately 2.7 million tonnes of coking coal output. Evraz plans to export coking coal produced from the Denisovskoye field to customers in Asia. In September 2005, Evraz concluded a joint venture agreement with Mitsui, according to which Mitsui is to invest in developing the Denisovskoye field in exchange for a 30% ownership interest in Neryungri Ugol. Formation of the joint venture is expected to be completed by the end of 2005. Evraz plans to invest a total of approximately U.S.$150 million from 2004 through 2006 in starting production, and Mitsui will share in investments in proportion to its shareholding.

Raspadskaya

Raspadskaya is one of the largest coking coal mines in the Russian Federation, and is an underground mine located in Kemerovo region. Evraz acquired a 50% ownership interest in Corber, in March 2004. Corber then owned 72.03% of the ordinary shares in ZAO Raspadskaya, and Corber subsequently acquired a further 4.90% ownership interest in Raspadskaya, resulting in a total effective interest for the Company in Raspadskaya of 47.8% 30 June 2005. Operations at the Raspadskaya field produced a total of 9,721 thousand tonnes of coking coal in 2004, of which 8,216 thousand tonnes was attributable to the operations owned by Corber (the remainder was attributable to other operations in which Corber does not have an interest). Operations at the Raspadskaya field produced a total of 4,258 thousand tonnes of coking coal in the first half of 2005, of which 3,314 thousand tonnes was attributable to the operations owned by Corber. Total production at the Raspadskaya field (including operations in which Corber does not now have an interest) was 8,600 thousand tonnes in 2003 and 7,073 thousand tonnes in 2002.

Ore Reserves

Most of Evraz's ore reserves have been evaluated according to international and/or Russian methodologies.

International Reporting Methodologies

Several codes exist for reporting reserves in the international mining industry. The technical differences between these codes are minor, and results are generally comparable regardless of which methodology is employed in assessing a particular deposit. The principal reporting codes in current use are:

- United States Geologic Survey Circular 831 (United States);
- Ontario Securities Commission Instrument 43-101 (Canada);
- Australasian Joint Ore Reserves Committee ("JORC") Code (Australia);
- Institute of Materials, Minerals and Mining ("IMMM") Reporting Code (United Kingdom and Ireland); and
- South African Institute of Mining and Metallurgy ("SAIMM") Reporting Code (South Africa).

Each of these codes recognises the difference between mineral resources and ore reserves. Conversion from a mineral resource to an ore reserve requires the application of "modifying factors", including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A "resource" is geologically defined; it becomes a "reserve" when the modifying factors, especially technical and economic factors, are taken into account. Each of these codes also includes strict guidelines for data quality and reporting in mining commodities.

The Council of Mining and Metallurgical Institutions ("CMMI"), which includes representatives of the major international standard-setting organisations, is currently working to establish a common international reporting code standard. CMMI has promulgated common definitions that have been adopted by each of its member organisations in their respective reporting codes, including the principal reporting codes noted above, and these definitions are also incorporated into reporting standards that have been adopted by the United Nations Economic Commission for Europe.

A mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust (a "deposit") in such a form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included as mineral resources.

An *inferred mineral resource* is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity, and based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is limited or of uncertain quality and/or reliability.

An *indicated mineral resource* is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed.

A *measured mineral resource* is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Ore reserves are the economically mineable parts of an indicated or measured mineral resource. Ore reserves take account of diluting materials and allowances for losses which may occur when the material is

mined. Appropriate assessments, which may include feasibility studies, have been carried out on the deposit and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments establish that at the time of reporting extraction is reasonably justified.

A *probable ore reserve* is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.

A *proved ore reserve* is the economically mineable part of a measured mineral resource.

Russian Reporting Methodologies

Russia has a long-established system of reserve and resource reporting, set forth by the Russian Federation Ministry of Natural Resources. The primary difference between Russian and international methodologies is that Russian methodologies rely on "geometrical" methods to determine reserves, as compared to international methodologies, which utilise sampling and extrapolation techniques.

Deposits are classified into one of four classes, based on the complexity of their geological structure. This classification may take into account quantitative results measuring the inconsistencies in the basic features of mineralisation. This initial classification is intended to identify those resources warranting further study. Depending on the extent of further exploration, mineral resources are subsequently divided into "explored" and "evaluated" deposits. Explored deposits have been sufficiently explored to proceed with a feasibility study relating to commercial development, and evaluated deposits have been explored to the extent necessary to determine whether continued exploration is warranted. Resources that do not meet the standards for explored or evaluated deposits are classified as projected resources.

Explored and evaluated deposits are further classified based on the type, quantity and quality of the measurements taken to evaluate the reserves.

Category A reserves include only explored deposits, and must meet the following criteria:

1. the sizes, forms and bedding conditions of the mineral body have been determined; the nature and regularities in their morphology and internal fabric have been studied; the barren and off-grade segments within the mineral bodies have been detected and mapped; and the locations and fault amplitudes of dislocations with a break have been identified;
2. the natural varieties of the minerals within the body have been determined; its categories and grades have been identified and mapped; its compositions and properties have been verified; and the quality of all categories and grades of the identified minerals have been characterised in terms of all parameters stipulated by industrial regulations;
3. the distribution and forms of those valuable and noxious components found in the mineral body and products of its processing have been investigated; and
4. the mineral reserves have been mapped based on test wells, mine workings and detailed trial runs.

Category B reserves include only explored deposits. Category B reserves have been subject to a high level of investigation, though their boundaries have been determined with less accuracy than Category A reserves. Category B reserves meet the criteria established for Category A reserves, except that Category B reserves may contain a limited extrapolation zone that is substantiated on the basis of geological criteria and geophysical and geochemical research.

Category C1 reserves are characterised by a lower level of accuracy than the determination of Category B reserves. Most explored deposits are Category C1 reserves. Category C1 reserves meet the criteria established for Category B, except that additional extrapolation is permitted in mapping the mineral deposit.

Category C2 reserves consist of evaluated deposits. Category C2 reserves must meet the criteria established for Category C1, except that:

1. the sizes, forms, internal fabric and bedding conditions of the mineral body are confirmed by means of only a limited number of test wells and core samples; and

2. the boundaries of the deposit (including core samples and outcroppings) are mapped based on data gathered from only a limited number of test wells, and a geologically substantiated extrapolation of deposit parameters is permitted.

Resources that do not meet the standards for classification as A, B, C1 or C2 reserves may be classified as probable resources, in categories P1, P2 or P3. Such deposits have been undergone some exploration, but require further geological work in order to be upgraded to A, B, C1 or C2 reserves.

While a direct comparison between international and Russian reporting methodologies is difficult because each is founded on different principles, it is often the case that category A and B Russian reserves correlate to proved reserves, and C1 Russian reserves to probable reserves. However, these relationships may vary among deposits, and at different times for the same deposits.

Evraz's Reserves

Most of Evraz's iron ore reserves and the coal reserves of its equity investee Raspadskaya have been evaluated to international standards. The international consulting firm IMC Economic and Energy Consulting ("IMC"), in association with its subcontractors for geological appraisals Associated Mining Consultants Ltd. and Saint Barbara Consultancy Services, was retained to conduct independent reviews of the mineral resources and ore reserves at Evrazruda, KGOK and Raspadskaya. These reviews included site visits to the mining properties in order to collect data and review the operations. Subsequent to the site visits, IMC reviewed the available information and conducted economic evaluations.

IMC and its contractors reviewed the methodology and data used by Evraz's mining operations and used to develop the Russian reserves estimates. However, these reviews did not include a detailed re-estimation of the resources at individual deposits. IMC and its contractors found that, as with most Russian properties, the exploration, sampling and ore body definition was generally consistent with standard practice for the industry. Based on its review of the resource estimates, the volume of exploration data, the operating history and past experience in Russia, IMC believes that the resource estimates, on which it based its estimates of the ore reserves, are reasonable. Estimates of ore reserves are based only on that portion of the deposit that meets accepted international industry standard guidelines for classification as proved and probable reserves.

Evraz's reserves are based on drilling and geological data, and represent the part of the mineral resources that could be legally and economically extracted or produced at the time of the reserve estimation. Russian subsoil licences are issued for defined boundaries and for specific periods. However, under the Subsoil Law, licences are required to be extended by the relevant authorities at their scheduled termination at the initiative of the subsoil user if the extension is necessary to finish production in the field, provided that the licensee has not violated the conditions of the licence. See "Regulatory Matters—Subsoil Licencing". As Evraz currently plans to extend its licences at their scheduled termination and believes that it will be entitled to do so, its reserves are stated based on the maximum projected useful lives of the relevant fields. However, there can be no assurance that Evraz will be able to extend its licences, or that its licences will not be withdrawn prior to their scheduled expiration. See "Risk Factors—Risks Relating to Evraz—Evraz's business could be adversely affected if it fails to obtain or renew necessary licences or fails to comply with the terms of its licences".

Evraz holds a total of 16 exploration and production licences with respect to its mining operations and which expire in 2013 through 2017. Raspadskaya also has two exploration and production licences, which expire in 2014 and 2023. None of Evraz's mining licences has ever been revoked or suspended.

Iron ore reserves

The table below summarises Evraz's iron ore reserves according to international and Russian methodologies as at the dates indicated. Reserves at VGOK as well as at the Abakanskoye field, which is operated by Evrazruda though the licence is held by ZapSib, have not yet been evaluated according to international methodologies, and only data from evaluations in accordance with Russian methodologies are presented below for these companies. The mines evaluated to international standards account for approximately 93% of Evraz's total Russian reserves classification A, B and C1 iron ore reserves as of 31 December 2004. The correlation between total proved and probable and A, B and C1 iron ore reserves

may differ in the deposits that have not yet been evaluated by IMC. Moreover, the correlation may vary at different times for the same deposits.

Mine	International Reserves Classification	Russian Reserves Classification				
	Total proved and probable[(1)]	A	B	C1	Total	Average Iron content[(2)]
		(thousands of tonnes)				(%)
Evrazruda[(3)]	262,700	10,264	94,575	363,330	468,169	30.6
KGOK[(4)]	1,200,849	60,174	1,015,303	5,157,003	6,232,480	16.2
VGOK[(5)]	—	306	113,814	260,340	374,460	33.3
Abakanskoye[(5)(6)]	—	2,433	18,480	93,960	114,873	28.7

Notes:

(1) Limitations of the data provided to IMC and its subcontractors in connection with their reviews do not permit a separation of proved and probable reserves.

(2) Estimated.

(3) Data according to international methodologies are presented as of 1 January 2005. Data according to Russian methodologies are presented as of 31 December 2004.

(4) Data according to international methodologies are presented as of 1 July 2004. Data according to Russian methodologies are presented as of 31 December 2004. Of the total according to Russian methodologies, approximately 60,174 thousand tonnes of category A, 520,094 thousand tonnes of category B and 2,702,031 thousand tonnes at category C1 reserves relate to the Sobstvennoye-Kachkanarskoye field, for which Evraz does not currently hold a licence. All of the reserves according to international classifications relate to areas for which Evraz currently holds a licence.

(5) Data according to Russian methodologies are presented as of 31 December 2004.

(6) The licence for this field is held by ZapSib, but it is operated by Evrazruda.

The evaluation by IMC and its contractor concluded that the present reserves at Evrazruda are sufficient to fulfill management's current 20-year plan for mine development. The evaluation by IMC and its subcontractor concluded that the present reserves at KGOK are sufficient to sustain operations for a further 20 to 25 years based on current technical parameters, with the possibility of further prolongation through development of adjoining ore deposits and deepening of existing pits beyond planned depths.

Coal reserves

The table below summarises Evraz's coal reserves, including its equity investee Raspadskaya, according to international and Russian reserves methodologies as at the dates indicated. The correlation between proved and probable and A, B and C1 coal reserves may vary at different times for the same deposits.

Mine	International Reserves Classification			Russian Reserves Classification					
	Proved	Probable	Total proved and probable	A	B	C1	Total A, B and C1	Average sulphur content[(1)]	Average ash content[(1)]
			(thousands of tonnes)					(%)	(%)
Mine 12[(2)]	2,100	41,400	43,500	—	30,317	48,778	74,095	0.3-0.5	13-17
Neryungri Ugol[(3)]	6,130	40,140	46,270	—	60,240	5,771	66,011	0.37	23
Raspadskaya[(4)(5)]	47,000	163,000	210,000	35,529	341,045	314,834	691,408	0.66	22

Notes:

(1) Estimated.

(2) Data according to international methodologies are presented at 1 January 2005. Data according to Russian methodologies are presented at 31 December 2004. An additional 1,250 thousand tonnes of probable coal reserves are allocated to opencast deposits that have been excluded from the amounts presented here, as they are not included in Mine 12's reserves as presented according to Russian methodologies.

(3) Data according to Russian methodologies are presented as of 31 December 2004.

(4) Accounted for in Evraz's consolidated financial statements on the equity basis.

(5) Data according to international methodologies are presented as of 1 April 2004. Data according to Russian methodologies are presented as of 31 December 2004. Data according to Russian methodologies include parts of the deposit in which Evraz does not have an interest.

The evaluation by IMC and its subcontractor concluded that the present reserves at Neryungri Ugol are sufficient to fulfil an 18-year plan for mine development and that reserves at Mine 12 and Raspadskaya are sufficient to fulfil management's current 20-year plans for mine development.

Insurance

Evraz has obtained insurance for its steel production facilities that it believes cover property and performance risks at industry standard levels. Evraz obtained coverage of up to an aggregate of U.S.$2.83 billion for NTMK, ZapSib and NKMK from OAO Rosno in January 2005, with single event coverage of up to U.S.$75 million for each of NTMK and ZapSib and U.S.$60 million for NKMK. Evraz has obtained property insurance for KGOK for up to U.S.$300 million through Insurance House VSK. Evraz plans to obtain industry standard insurance coverage for its other mining operations. Evraz maintains obligatory insurance policies required by Russian law and employees' insurance policies required by the terms of collective bargaining agreements at all of its facilities.

Legal Proceedings

Evraz has been and continues to be the subject of legal and arbitration proceedings and adjudications from time to time. Save for the matters specifically disclosed in this section "Legal Proceedings", neither the Company nor Mastercroft (nor any of their respective subsidiaries) is the subject of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Evraz is aware), during the previous 12 months which may have, or have had in the recent past, significant effects on Evraz's financial position or profitability.

Evraz, together with several other corporations and individuals, has been named as a defendant in a civil action that was filed in November 2004 and is now pending before the United States District Court for the District of Delaware (a United States federal court). The plaintiffs have alleged conversion and violations of the United States Racketeer Influenced and Corrupt Organizations Act ("RICO") with regard to ownership and control of KGOK, resulting in the loss of their alleged ownership in KGOK as a result of alleged fraud, extortion, bribery and false bankruptcy proceedings that purportedly occurred between 1999 and 2003. While these events occurred prior to Evraz's acquisition of control over KGOK, the plaintiffs incorrectly allege that Evraz was owned or controlled by one or more of the defendants in the matter. The plaintiffs seek damages in excess of U.S.$500 million, which can be trebled if the claims under RICO are substantiated, and an injunction ordering the return of KGOK shares the plaintiffs allegedly owned and any subsequently-issued KGOK shares.

Evraz and the other defendants are currently seeking dismissal of these claims based on the prior dismissal of a suit brought by the same plaintiffs asserting the same claims against most of the same defendants (not Evraz) in the United States District Court for the Southern District of New York. In the earlier action, the New York federal court ruled (and was confirmed on appeal by the United States Court of Appeals for the Second Circuit) that the suit should be dismissed based on the doctrine of *forum non conveniens*, because Russian courts were a more appropriate forum for the dispute. In the Delaware action, Evraz and the other defendants have moved for dismissal on four grounds: that the New York court's ruling bars the plaintiffs from seeking again to bring their claims in the United States; that the Russian courts are a more suitable forum for the plaintiffs' claims; that principles of comity prevent the court from reconsidering the prior adjudication of the plaintiffs' claims in Russian courts; and that the plaintiffs' fail to state a valid claim for conversion or violations of RICO. The Delaware federal court has determined that it initially will address the first ground for dismissal—that the suit should be dismissed based on the ruling in the prior New York action—and will address the other grounds for dismissal only if the suit is not dismissed on this initial basis. The plaintiffs' responsive briefs on this issue were filed on 31 May 2005 and reply briefs from the defendants were filed in late June 2005. Discovery has been stayed pending a ruling on the motion.

On 26 April 2005, the plaintiffs amended their original complaint (leaving the alleged violations of RICO to be adjudicated in the United States District Court for the District of Delaware) to remove the claims for conversion and equitable relief and filed a second claim in Delaware Chancery Court (a Delaware state court) against the same defendants (including Evraz) based on the same factual allegations, asserting Delaware state law claims for conversion, aiding and abetting conversion, and civil conspiracy. In the state court action, the plaintiffs are requesting monetary damages in excess of U.S.$500 million as well as an injunction ordering the return of KGOK shares the plaintiffs allegedly owned and any subsequently-issued KGOK shares (as a result of the amendment of the plaintiffs' complaint in the United States

District Court for the District of Delaware, they are no longer seeking in that action an injunction ordering the return of KGOK shares the plaintiffs allegedly owned and subsequently-issued KGOK shares). The defendants have requested a stay of these proceedings in light of the pending federal court action, and briefs were filed on this request in August and September 2005. Oral arguments on the stay motion were held on 19 October 2005, and in an order issued on 27 October 2005 the Delaware Chancery Court granted the stay motion.

In June 2005, the same plaintiffs initiated proceedings against the Company in Luxembourg, seeking to arrest Evraz's shares in KGOK. These proceedings were dismissed by the court on 1 July 2005 for lack of jurisdiction.

Evraz acquired its shares in KGOK through transactions mediated by an experienced market intermediary, and received from the sellers the limited representations and warranties that are customary in the Russian market in respect of the shares it acquired. Evraz's management believes that the plaintiffs' claims against Evraz are without merit.

Environmental Matters

Evraz believes that it holds all necessary environmental licences, including licences for the use of water resources, water discharges, air emissions, waste disposal and waste management, for operations at its facilities. Evraz's costs of environmental compliance include (i) payments for air and water discharges as well as waste which are within the limits set out in its licences and (ii) payments for discharge and waste in excess of these limits. Most of Evraz's payments relate to air emissions.

Evraz is subject to requirements to conduct reclamation and restoration activities at some of its operating facilities. Evraz has made commitments to restore certain parcels of land at its steel plants, and in order to implement this obligation had made provisions in respect of these expenditures of approximately U.S.$498,000, U.S.$481,000, U.S.$330,000 and U.S.$265,000 as of 30 June 2005 and 31 December 2004, 2003 and 2002, respectively, based on the present discounted value of the expected restoration costs. Mine operators are also required to restore mining sites. As of 30 June 2005 and 31 December 2004, 2003 and 2002, Evraz had accrued provisions for site restoration in the amount of U.S.$19.3 million, U.S.$18.6 million, U.S.$13.2 million and U.S.$10.3 million, respectively, in respect of its mining operations, based on discounted estimates of restoration costs that are expected to be incurred.

Evraz also has committed to the government of Kemerovo Region that it will reduce future environmental pollution and contamination in accordance with an environmental protection programme. In order to implement this obligation, Evraz has committed to spend approximately U.S.$50.0 million from 2005 to 2015 to replace old machinery and equipment, resulting in a reduction of emissions of pollutants.

During 2004, independent evaluations of Evraz's steel plants by international environmental consultants did not identify any significant environmental concerns arising under Russian law at these facilities. Evraz has also conducted a number of environmental improvements at its steel making facilities in recent years that have reduced emissions, including a significant reduction in the volume of air discharges at NTMK. These reductions at NTMK were accomplished by the commissioning of three continuous casting machines and a reduction in production by NTMK's open hearth plant; equipment modernisation and upgrades; and the commissioning of a waste processing plant with a three million tonne annual capacity to process the over 50 million tonnes of accumulated and newly-produced slag and other iron-containing waste materials. Evraz plans to undertake activities that will further reduce environmental emissions as part of its capital investment programme. This programme includes improvements to Evraz's coke batteries and blast furnaces and the closure of open hearth furnaces. See "Mining Business—Production facilities".

NTMK plans to obtain an ISO 14001 certification by 2010. Receipt of ISO 14001 certification will establish that necessary management systems are in place and working to sustain environmental improvements. ZapSib has a quality assurance system in accordance with ISO 9001:2000, which was audited and confirmed by Lloyds Register in March 2004. ZapSib is also in the process of developing an Environmental Management System (EMS) to meet ISO 14001 standards. ZapSib also has a laboratory for environmental protection and for monitoring of emissions and discharges that is licensed by the Kemerovo Regional Administration and accredited by the Russian State Standards Committee. NKMK also plans to obtain an ISO 14001 certification by 2010, which will establish that the necessary management systems are in place and it is working to sustain the environmental improvements. NKMK also operates an on-site laboratory which monitors emissions and discharges and is certified by the Russian Committee for

Certification and Metrology for the monitoring and analysis of emissions to the atmosphere and liquid effluents, and also has been certified to ISO 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

Research and Development

Evraz regularly seeks to improve the operations at its facilities, principally by improving operating efficiency, reliability and capacity. Most such efforts constitute incremental improvements to current activities, and as a result are undertaken in connection with regular operational maintenance and monitoring. Where appropriate, Evraz seeks to register any rights to intellectual property that may result from these efforts. Evraz does not believe that its research and development activities are significant to its results of operations.

Employees

The table below sets out the average number of employees of Evraz in 2004, 2003 and 2002.

Company	Average number of employees[1]		
	2004	**2003**	**2002**
Steel segment			
NTMK	30,550	30,447	30,947
ZapSib[2]	29,093	29,415	29,950
NKMK[3]	13,046	11,752	—
Mining segment			
KGOK[4]	9,594	—	—
Evrazruda[5]	12,325	2,285	2,283
VGOK[6]	6,924	6,619	5,584
Mine 12[7]	—	—	—
Neryungri Ugol[8]	—	—	—
Other operations			
Nakhodka Commercial Sea Port[9]	2,502	3,010	—
Evraz Holding	675	540	329
Other[10]	853	431	220
Total[11]	**105,562**	**84,499**	**69,313**

Notes:

(1) Average is calculated as the arithmetic mean of the number of employees as of 1 January and 31 December for each period. For companies consolidated into Evraz's consolidated financial statements for only a portion of an annual period, the average for the company is stated on the same basis but included in the average total number of employees for Evraz based on the number of months for which such company was consolidated into Evraz's consolidated financial statements for the relevant annual period.

(2) Evraz acquired control over ZapSib in April 2002.

(3) Operations started at NKMK in October 2003.

(4) Evraz acquired control over KGOK in May 2004.

(5) Acquired in March 2005 from an entity under common control. In accordance with IFRS, Evrazruda has therefore been consolidated with effect from 31 December 2001 as if it had been acquired at such date.

(6) Evraz acquired control over VGOK in October 2002.

(7) Evraz acquired control over Mine 12 in March 2005. As of April 2005, Mine 12 had approximately 2,700 employees.

(8) Approximately 412 employees as of April 2005.

(9) Evraz acquired control over Nakhodka Commercial Sea Port in February 2003.

(10) Includes some operations classified for accounting purposes in the steel or mining segment.

(11) Calculated as the sum of the averages presented as in note 1 above, except that companies not consolidated into Evraz's consolidated financial statements for all of an annual period are weighted based on the number of months for which such company was consolidated into Evraz's consolidated financial statements in the relevant period. As a result of this weighting, the totals presented here may not be the arithmetic sum of the preceding items.

Evraz is currently seeking to optimise its personnel structure, primarily through a controlled reduction in the number of its employees, outsourcing non-production activities and reducing administrative staff. While Evraz's productivity (as measured by tonnes of production per employee) is below western European standards, Evraz's production facilities are the principal employers in their respective towns and regions, and reductions in the workforce are generally constrained by relevant Russian labour legislation as

well as other political and social considerations. For these reasons, Evraz manages reductions in the number of personnel it employs gradually and in a controlled manner.

Over 80% of Evraz's employees were members of trade unions at the end of 2004. Each of Evraz's production facilities enters into collective bargaining arrangements with its trade unions bi-annually. The current agreements provide for an increase in employee wages within the approved budgets and contain no restrictions on layoffs.

There have been no strikes or other cases of industrial action at Evraz's production facilities since Evraz acquired each of these facilities. The relations between NTMK and ZapSib and the unions are good, in part reflecting the fact that NTMK and ZapSib offer attractive employment opportunities in their respective regions in comparison to available alternatives. Upon consolidation of KMK's assets by NKMK in 2003 and 2004, a substantial part of the former KMK employees remained employed by NKMK, and NKMK employees now enjoy the same social benefits as those of ZapSib. NKMK has also paid the unpaid wages accrued during the KMK bankruptcy proceedings. While historically there was substantial social unrest at KMK, since the acquisition of its assets by NKMK there have not been any significant conflicts with the employees or trade unions. Average salaries at NTMK, ZapSib, NKMK and KGOK were each above average for the respective regions. Evraz plans to increase average salaries at Evrazruda and VGOK in connection with the optimisation of business processes at these facilities.

Evraz makes defined contributions to state pension funds for its employees in accordance with relevant Russian legislation, and also provides pension and other post-employment benefits to its employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. Evraz pays these benefits when they fall due for payment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual obligations and commercial commitments".

RELATED PARTY TRANSACTIONS

The following is a summary of Evraz's most significant transactions with related parties for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004, 2003 and 2002. For further details of these transactions, see Note 11 to the Interim Financial Statements and Note 14 to the Annual Financial Statements.

In the ordinary course of its business, Evraz has engaged, and continues to engage, in transactions with parties that are under common control with Evraz or that are otherwise related parties to Evraz. Transactions with entities under common control with Evraz constitute transactions with parties that have the same beneficial owners as the Company, who are also members of the Company's board of directors (the "Board of Directors"). See "Principal Shareholders". Other than the transactions with entities under common control described herein, Evraz did not engage in any transactions with members of its Board of Directors during the period under review. Transactions with Evraz Holding and other entities that are consolidated on the basis of option agreements are not considered to be transactions with related parties. See Note 1 to the Annual Financial Statements.

Evraz seeks to conduct all transactions with entities that are under common control or otherwise constitute related parties on market terms and in accordance with relevant Russian and other legislation. However, there can be no assurance that any or all of these transactions have been or will be conducted on market terms. See "Risk Factors—Risks Relating to Evraz—Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may affect Evraz's results of operations" and "Risk Factors—Risks Relating to Evraz—Some transactions between the Company's Russian subsidiaries and their interested parties, affiliates and other members of the Evraz group require the approval of disinterested directors or disinterested shareholders" for a discussion of applicable Russian requirements.

The Board of Directors has adopted certain procedures relating to the approval of transactions with related parties, including requiring the approval of a majority of independent directors for any transactions exceeding €30 million in value. See "Directors and Management—Corporate Governance" for a discussion of these procedures.

Significant transactions with related parties during the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004, 2003 and 2002 are set out below.

Purchases of Raw Materials

Iron ore and coking coal

Evraz purchases significant quantities of raw materials for use in its steel making operations, primarily iron ore and coking coal, from related parties. In particular, in 2004 Evraz purchased coking coal and coking coal concentrate from OOO Raspadsky Ugol, which is a subsidiary of Raspadskaya and coking coal from Yuzhkuzbassugol and ZAO Yuzhkuzbassugol. Evraz also purchases electricity from KMK-Energo.

KMK-Energo is under common control with Evraz, and Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol are associates of an entity under common control with Evraz. Two members of the Board of Directors serve on the board of directors of Raspadskaya, which is the parent company of Raspadsky Ugol.

The following table sets forth Evraz's purchases of raw materials from certain related parties, consisting primarily of iron ore, coking coal and electricity, for the periods indicated.

	Six months ended 30 June		Year Ended 31 December		
Related Party	**2005**	**2004**	**2004**	**2003**	**2002**
	(thousands of U.S. dollars)				
OOO Raspadsky Ugol	102,897	23,910	79,504	—	—
Yuzhkuzbassugol	—	29,582	29,582	6,122	—
ZAO Yuzhkuzbassugol	269,243	85,786	257,676	—	—
OAO KMK-Energo	1,569	27,628	58,192	14,213	—

Other

Evraz also purchases raw materials and other supplies for its steel-making and mining operations from other related parties. These transactions with related parties for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004, 2003 and 2002 are summarised below.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with Evraz, provides freight services to Evraz. Total purchases from Marteck Shipping amounted to U.S.$40.3 million, U.S.$51.0 million, U.S.$97.5 million and U.S.$1.3 million for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004 and 2003, respectively.

ZAO D.E. Metals ("D.E. Metals") became an entity under common control with Evraz in 2003. It served as a purchasing agent to NTMK in 2003 and 2004. In the years ended 31 December 2004 and 2003, respectively, D.E. Metals sold products totalling U.S.$12.4 million and U.S.$24.6 million to Evraz.

During 2004, NKMK sold raw materials and pig iron to OOO Steel of Kuznetsk Steel Plant ("Steel of KMK"), which was under common control with Evraz until July 2004. Steel of KMK used these materials to produce blanks and blooms, and NKMK purchased blanks and blooms from Steel of KMK. During 2004, NKMK also acquired from Steel of KMK items of property, plant and equipment. Total sales to Steel of KMK amounted to U.S.$17.0 million, U.S.$21.7 million, U.S.$18.0 million and U.S.$25.9 million, and total purchases from Steel of KMK amounted to U.S.$68.6 million, U.S.$69.8 million, U.S.$13.4 million and U.S.$17.5 million for the six months ended 30 June 2004 and for the years ended 31 December 2004, 2003 and 2002, respectively. Steel of KMK was acquired by an unaffiliated party and ceased to be a related party with Evraz in July 2004.

During 2003 and the first part of 2004, Evraz purchased coke and coal from OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), which was under common control with Evraz. In June 2004, Kuznetsk Coal Company was acquired by an unaffiliated party and ceased to be a related party with Evraz. Total purchases from Kuznetsk Coal Company amounted to U.S.$73,000 and U.S.$142.7 million for the years ended 31 December 2004 and 2003, respectively.

During 2003, Evraz purchased coal and tolling services totalling U.S.$229.3 million from OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), which was under common control with Evraz. In 2004, Kuzbassuglepostavka was acquired by an unaffiliated party and ceased to be a related party with Evraz.

During 2002 and 2003, ZapSib and NKMK purchased metal products from OOO Relsy KMK ("Relsy KMK"), which was under common control with Evraz. In 2003, Evraz also purchased certain items of property, plant and equipment from Relsy KMK for RUR308.5 million (U.S.$10.3 million as of the date of the transaction). Total purchases from Relsy KMK amounted to U.S.$51.5 million and U.S.$214,000 for the years ended 31 December 2003 and 2002, respectively. Relsy KMK was acquired by an unaffiliated party and ceased to be a related party with Evraz during 2003.

In 2002, ZAO Sibirskaya Gornaya Company ("SGC"), an entity under common control with Evraz, sold raw materials to ZapSib. Total sales to ZapSib amounted to U.S.$40.3 million for the year ended 31 December 2002. SGC was liquidated in 2003, and as a result ceased to be a related party to Evraz.

Sales of products and services

Evraz also enters into agreements for the sale of its steel and other products and services with related parties. In particular, prior to 1 April 2005, Ferrotranstrade, which is under common control with Evraz, acts as a sales agent for Evraz in its sales of railway products to Russian Railways. In addition, prior to 2004 Evraz sold its products for export to Ferrotrade & Co., which was under common control with Evraz. These transactions are discussed in further detail below.

OAO Ferrotranstrade

Ferrotranstrade, which is under common control with Evraz, acted as a sales agent of NTMK and NKMK in respect of their sales of railway products to Russian Railways prior to 1 April 2005. Substantially all of Evraz's sales of railways products to Russian Railways were conducted through Ferrotranstrade. Total sales to Ferrotranstrade amounted to U.S.$54.5 million, U.S.$45.0 million, U.S.$45.6 million, U.S.$7.4 million and U.S.$499,000 for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004, 2003 and 2002, respectively. The increase in sales in 2004 is largely attributable to the centralisation of Evraz's sales relationships with Russian Railways into Ferrotranstrade and the increased volume of sales to Russian Railways resulting from the consolidation of NKMK. Evraz also made

purchases from Ferrotranstrade amounting to U.S.$808,000, U.S.$1.4 million, U.S.$3.5 million and U.S.$1.7 million for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004 and 2003, respectively. From 1 April 2005, Evraz ceased to use Ferrotranstrade as its agent, and has transferred responsibility for future sales of railway products to Russian Railways to its subsidiary TH Evraz Holding.

Ferrotrade & Co.

Prior to 2004, steel products exported by Evraz were sold by NTMK and ZapSib to Ferrotrade & Co., an entity under common control with Evraz, which resold these products to export customers. As part of Evraz's restructuring, Ferrotrade & Co. started to transfer its trading activities to Ferrotrade Limited in October 2003, and this process was completed in 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Summary of Acquisitions". Total sales to Ferrotrade & Co. amounted to U.S.$124.3 million, U.S.$124.3 million, U.S.$484.7 million and U.S.$311.8 million for the six months ended 30 June 2004 and for the years ended 31 December 2004, 2003 and 2002, respectively. From 2004 Evraz no longer sells steel products to Ferrotrade & Co., and Evraz's export sales are conducted by Ferrotrade Limited, which is consolidated into Evraz's consolidated financial statements.

Other

In addition to the transactions set forth above, Evraz sells its steel and mining products and services to related parties. Transactions with related parties for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004, 2003 and 2002 are summarised below.

KMK-Energo purchased coke oven and blast furnace gas from Evraz amounting to U.S.$274,000, U.S.$2.6 million, U.S.$5.5 million and U.S.$1.1 million for the six months ended 30 June 2005 and 2004 and for the years ended 31 December 2004 and 2003, respectively, and Marteck Shipping made operating lease payments to Evraz for the use of vessels amounting to U.S.$nil, U.S.$nil and U.S.$7.2 million for the six months ended 30 June 2005 and 2004 and for the year ended 31 December 2004, respectively. See "—Purchases of Raw Materials" for a discussion of these entities.

OOO Evrazmetall-Centre ("Evrazmetall-Centre"), OOO Evrazmetall-Sibir ("Evrazmetall-Sibir") and OOO Evraz-Ural ("Evrazmetall-Ural"), entities that are under common control with Evraz, have purchased steel products from Evraz starting in 2004 (starting in 2005 in the case of Evrazmetall-Ural). Evrazmetall-Centre, Evrazmetall-Sibir and Evrazmetall-Ural resell these products to end customers at regional service centres. Total sales to Evrazmetall-Centre for the six months ended 30 June 2005 and 2004 and for the year ended 31 December 2004 amounted to U.S.$44.1 million, U.S.$58.5 million and U.S.$105.7 million, respectively. Total sales to Evrazmetall-Sibir for the six months ended 30 June 2005 and 2004 and for the year ended 31 December 2004 were U.S.$56.4 million, U.S.$53.6 million and U.S.$102.7 million, respectively. Total sales to Evrazmetall-Ural for the six months ended 30 June 2005 amounted to U.S.$28.9 million. Evraz also made purchases of storage services amounting to U.S.$100,000, U.S.$180,000 and U.S.$98,000 from Evrazmetall-Centre, Evrazmetall-Sibir and Evrazmetall-Ural, respectively, in the six months ended 30 June 2005. Purchases by these entities from Evraz are expected to increase as they expand their networks of regional service centres in Russia.

In the first half of 2005, Evraz sold coal to processing mills of OAO OUK Yuzhkuzbassugol in connection with an accident at the mine. These sales amounted to U.S.$17.0 million in the six months ended 30 June 2005.

During 2002, 2003 and the first part of 2004, Kuznetsk Coal Company, which was under common control with Evraz, purchased metal products, inventory and services from Evraz. In June 2004, Kuznetsk Coal Company ceased to be a related party with Evraz. Total sales to Kuznetsk Coal Company amounted to U.S.$10.4 million, U.S.$104.5 million and U.S.$630,000 for the years ended 31 December 2004, 2003 and 2002, respectively.

During 2004, NKMK sold raw materials and pig iron to Steel of KMK, which used these materials to produce blanks and blooms. NKMK purchased blanks and blooms from Steel of KMK. See "—Purchases of Raw Materials—Other". Steel of KMK ceased to be a related party with Evraz in July 2004.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with Evraz, purchased coke from Evraz during 2004. Total sales to PromKhimProduct for the year ended 31 December 2004 amounted to U.S.$83.9 million, including U.S.$84.0 million for the six months ended 30 June 2004. In 2004, PromKhimProduct ceased to be a related party with Evraz.

During 2002, NTMK sold steel products to ZAO EAM Group ("EAM"), which is under common control with Evraz. Total sales to EAM in 2002 amounted to U.S.$51.9 million. As at 31 December 2003 and 2002, NTMK also owed EAM U.S.$7.7 million and U.S.$23.6 million, respectively, pursuant to the terms of the settlement agreement NTMK concluded with its creditors. These amounts had been discharged by the end of 2004.

During 2002 and 2003, ZapSib and NKMK sold metal products to Relsy KMK, which was under common control with Evraz. Total purchases by Relsy KMK amounted to U.S.$27.7 million and U.S.$233,000 for the years ended 31 December 2003 and 2002, respectively. Relsy KMK ceased to be a related party with Evraz during 2003.

In 2002 and 2003, OAO UK Kuznetskugol ("UK Kuznetskugol"), an entity under common control with Evraz, purchased metal products and services and leased equipment from Evraz. Total sales to UK Kuznetskugol amounted to U.S.$7.3 million and U.S.$5.5 million for the years ended 31 December 2003 and 2002, respectively.

Loans from Related Parties

Short-term loans due to related parties

Evraz has made certain short-term borrowings from parties under common control with Evraz. These borrowings have maturity within 12 months from the date of borrowing. As of 31 December 2004 the total amount due under such borrowings amounted to U.S.$10.4 million, and bore interest of from 2.0% to 7.7% annually. As of 30 June 2005 the total amount due under such borrowings amounted to U.S.$8,000. Other than amounts due to Marteck, which are dollar-denominated, these borrowings are rouble-denominated. Of the total amount due as of 31 December 2004, U.S.$25,000 was due to Marteck and U.S.$7.8 million to EvrazInvest.

Long-term loans due to related parties

In June 2003, Ferrotrade & Co., which is under common control with Evraz, granted a U.S.$120 million interest-free loan facility to Evraz that was due on 1 June 2006. In 2004, the loan agreement was revised and the facility became payable not later than 31 December 2004, bearing interest at the rate of 4.25% from 1 January 2004. In 2004, Evraz received a further U.S.$11.9 million under this loan agreement. In November 2004, Evraz repaid the entire outstanding loan amount, including accrued interest.

In April 2001, Marteck, which is under common control with Evraz, granted a U.S.$50,000 interest-free loan facility to Evraz due on 31 December 2007. In 2003 Evraz made additional borrowings of U.S.$9.6 million and repaid U.S.$8.3 million under this agreement. On June 30, 2003, Evraz partially repaid this loan by transferring Marteck promissory notes with a nominal value of U.S.$41 million, and in 2004 Evraz repaid in full its remaining liabilities.

In October 2002, Evraz entered into an agreement with Marteck, which is under common control with Evraz, for a loan of €9.1 million (U.S.$11.4 million as of 31 December 2003) at an interest rate of 3% per annum and due on 31 December 2010. Evraz repaid the loan in full in June 2004.

Loans receivable from related parties

Loans receivable from related parties include promissory notes due on demand and short-term loans receivable. Notes and loans receivable as of 31 December 2004 bear interest of between 1% and 12%

annually; notes and loans receivable as of 31 December 2003 and 2002 did not bear interest. Loans receivable from related parties as of 31 December 2004, 2003 and 2002 were as follows:

	As of 31 December		
	2004	2003	2002
	(thousands of U.S. dollars)		
ZAO Yuzhkuzbassugol	2,763	—	—
OOO KMK-Energo	1,443	—	—
OOO Spetsmash-MT	—	13,148	—
Marteck International Ltd.	—	2,000	—
OAO Goroblagodatskoye Ore Mine	—	1,460	—
ZAO SEAR MF	—	350	10,611
Total	**4,206**	**16,958**	**10,611**

As of 30 June 2005, total loans receivable from related parties were U.S.$177,000.

Guarantees of Debts of Related Parties

As of 31 December 2004, Evraz had guaranteed to Alfa-Bank liabilities of ZAO UK Yuzhkuzbassugol, an associate of an entity that is under common control with Evraz, under the credit line agreement between ZAO UK Yuzhkuzbassugol and Alfa-Bank. The borrowing facility of U.S.$15 million bore interest of 11.25% per annum and was repaid on 27 May 2005, when it matured. Evraz had pledged certain items of property, plant and equipment with a carrying value of U.S.$11.3 million as collateral under the credit line agreement. Evraz's guarantee terminated on 30 May 2005, following the repayment of the facility.

As of 31 December 2004, Evraz provided guarantees to certain banks in respect of credit facilities provided to Evraz and Ferrotrade & Co., which is under common control with Evraz, up to but not exceeding U.S.$90 million, respectively. These guarantees have since been terminated.

As of December 31, 2004, Evraz had guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest ("EvrazInvest"), which is an entity under common control with the Group, under a loan agreement between EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounted to $9.2 million, bore interest at a rate of LIBOR plus 2.95% per annum and matured on 1 September 2005. EvrazInvest fully repaid the loan on 31 August 2005.

As of December 31, 2004, Evraz had guaranteed the repayment of liabilities up to RUR385.9 million (U.S.$13.9 million at the exchange rate of 31 December 2004) of ZAO Raspadskaya Processing Plant ("RPP"), a subsidiary of Corber, under a loan agreement between RPP and Raspadskaya Financial and Industrial Company. Evraz's guarantee terminated in January 2005, following the repayment of the loan by RPP in December 2004.

PRINCIPAL SHAREHOLDERS

The table below sets forth certain information regarding the ownership of the Company as of 18 October 2005, according to the Company's share register.

Shareholder	Number of Shares	Percentage of Shares
Crosland Global Limited	103,298,884	88.4%
The Bank of New York (as depositary)[1]	11,155,000	9.5%
General Refractories (Cyprus) Ltd.	1,729,885	1.48%
Other	720,557	0.62%
Total	**116,904,326**	**100.0%**

Note:

(1) Includes 1,455,000 Shares held by Crosland Global Limited in the form of GDRs. Including these Shares held in the form of GDRs, Crosland Global Limited holds a total of 89.6% of the Company's outstanding Shares.

The Company placed GDRs, which were admitted to trading on the London Stock Exchange on 7 June 2005. Each GDR represents an interest in one-third of one Share, and The Bank of New York serves as Depositary.

Mr. Alexander Abramov, Evraz's Chief Executive Officer and Chairman of the Board of Directors, and to a lesser extent Mr. Alexander Frolov, Evraz's Managing Director Corporate and a member of the Board of Directors, together control the Company (and as such, the Guarantor) through their beneficial interests in Crosland Global Limited. Mr. Valery Khoroshkovsky, Managing Director Operations and a member of the Board of Directors, also has a beneficial interest in Crosland Global Limited.

The Company has adopted procedures that establish general parameters for the management and conduct of its business, including requiring the affirmative vote of independent members of its Board of Directors for approval of certain transactions with related parties and establishing a Remuneration Committee and an Audit Committee. See "Directors and Management—Corporate Governance".

DIRECTORS AND MANAGEMENT

Directors

The Company's directors (together, the "Board of Directors") are:

Name	Year of Birth	Position
Alexander G. Abramov	1959	Chairman and Chief Executive Officer
Alexander V. Frolov	1964	Director and Managing Director Corporate
Valery I. Khoroshkovsky	1969	Director and Managing Director Operations
Otari I. Arshba	1955	Director
James W. Campbell	1950	Director
Lord Peter Daresbury	1954	Director
Terry Robinson	1945	Director

Alexander G. Abramov is Chairman of the Board of Directors and Chief Executive Officer. He has served in similar roles with Evraz or its predecessors since founding EvrazMetal, the predecessor of Evraz, in 1992, and was a member of the Original Group. Mr. Abramov is also a member of the boards of directors of NTMK and ZapSib. Mr. Abramov previously worked at the Institute of High Temperatures of the USSR Academy of Sciences. Mr. Abramov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1982, and he holds a Ph.D. in Physics and Mathematics. Mr. Abramov is a Bureau member of the Council of Entrepreneurs and a member of the Council of Entrepreneurs set up by the Government.

Alexander V. Frolov is Evraz's Managing Director Corporate, responsible for financial and international activities and a member of the Board of Directors. Mr. Frolov joined the Original Group in 1994, and subsequently held various positions at EvrazMetal and Evraz. Mr. Frolov served as Evraz's Chief Financial Officer from 2002 through 2004. Prior to joining Evraz, Mr. Frolov worked as a research fellow at the I.V. Kurchatov Institute of Atomic Energy. Mr. Frolov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1987, and he received a Ph.D. in Physics and Mathematics in 1991 from the Moscow Institute of Physics and Technology.

Valery I. Khoroshkovsky is Evraz's Managing Director Operations, responsible for current operations, industrial policy and international business and a member of the Board of Directors. Mr. Khoroshkovsky joined Evraz in 2004. Prior to joining Evraz, Mr. Khoroshkovsky served as Minister of Economics in Ukraine from 2002 until January 2004. Mr. Khoroshkovsky served in a number of other positions in the Ukrainian government from 1997 until 2002, and from 2000 was Chairman of the Supervisory Board of the Ukrainian Bank for Social Development. Mr. Khoroshkovsky graduated from Shevchenko Kiev State University with a degree in law, and received a Ph.D. in Economic Science in 2003 from Shevchenko Kiev State University.

Otari I. Arshba has been a member of the Board of Directors since April 2005. Mr. Arshba joined the Original Group in 1998, and until December 2003 served as Evraz's Senior Vice President for Development and External Relations. Mr. Arshba worked in the state security apparatus of the Russian Federation until 1994. Mr. Arshba graduated with distinction from the Felix Dzerzhinsky KGB Higher School, and holds a Ph.D. in political science from the Russian Academy of Government Service. In December 2003, Mr. Arshba was elected a deputy of the State Duma of the Russian Federation (the "Duma"). Russian law provides that a deputy of the Duma may not hold positions in the management bodies of business entities (such as the Company). Violations of this prohibition may result in the release of the individual by the Duma from his or her duties as a deputy. Mr. Arshba has received a letter from the Secretariat of the Head of the Duma stating that the Secretariat does not object to Mr. Arshba's participation in Evraz's Board of Directors on an unpaid basis.

James W. Campbell has been a member of the Board of Directors since April 2005. Mr. Campbell is currently the Chairman of Minara Resources Ltd. (formerly Anaconda Nickel) in Australia. From 1975 until 2002 he served in various positions with the Anglo-American group of companies, including in various positions with Amcoal, then the coal division of Anglo American, from 1984 through 2002. From 1999 through 2002 he served as Executive Director of Anglo American plc; Chairman of Anglocoal (formerly Amcoal) and AngloBase Divisions; and a non-executive director of Anglo Platinum, Anglogold and Anaconda Nickel Ltd. Mr. Campbell received a B.Sc. in Mathematical Physics from Queen's University, Belfast and an M.A. in Engineering Management from the University of Cambridge.

Lord Daresbury has been a member of the Board of Directors since April 2005. Lord Daresbury has served as Non-executive Chairman of De Vere Group plc (formerly The Greenalls Group plc), a hotel and leisure company, since 2000 and as a Senior Adviser to Fleming Family & Partners, a private investment house, since 2005. From 2002 to 2004, Lord Daresbury served as Executive Chairman of Highland Gold Mining Ltd., a gold mining company. Lord Daresbury previously served in various positions with The Greenalls Group plc, a pub, restaurant, hotel and leisure group, including serving as its Chief Executive from 1993 through 2000. Lord Daresbury received an M.A. in History from Magdalene College, Cambridge University, and also received a Sloan Fellowship from London Business School.

Terry Robinson has been a member of the Board of Directors since April 2005. Mr. Robinson also currently serves as Interim Managing Director of Ede's UK Ltd. From 2002 to 2004 he served as Non-executive Deputy Chairman of Chapada Diamonds plc, a diamond producer in Australia and Brazil; from 1998 to 2002 he served as Chief Executive and then Executive Chairman of The Albert Fisher Group plc; and from 1995 to 1998 he served as Chief Executive of Halstead Services Ltd. Mr. Robinson previously held various positions with Union International plc, a food production, processing and trading company, from 1992 to 1995; with Lonrho plc from 1972 to 1991; and with Donald Macpherson Group, a paint manufacturer, from 1967 to 1992. Mr. Robinson is a Fellow of the Institute of Chartered Accountants of England and Wales.

Senior Management

Members of Evraz's senior management, other than its executive directors, are:

Antonino Craparotta (1946) is Senior Vice President on Competiveness. He joined Evraz in March 2005 and is responsible for Evraz's organisational and human resources strategy. He previously worked in managerial positions for multinational corporations including General Electric, ABB, Techint and, most recently, for Enel. Mr. Craparotta received a Ph.D. in Mechanical Engineering from the University of Genova (Italy).

Leonid M. Kachur (1961) is Senior Vice President and Director of the Security Department. He joined Evraz in 1993 and is responsible for the development and maintenance of anti-fraud systems, security, compliance and also co-ordination and co-operation with law enforcement agencies. Mr. Kachur holds a masters degree in engineering.

Irina I. Kibina (1964) is Vice President and Director for Corporate Affaires and Investor Relations. She joined Evraz in 2005. Previously, she worked at Sun Interbrew Ltd. and as a Vice-Mayor and a deputy Head of Duma in Novgorod on economy and budget. She graduated from Yaroslav the Wise State University of Novgorod in 1987, received an EMBA from the Portland State University in 1993 and graduated from the Georegetown University School of Foreign Service in 1999.

Sergey Kodyrev (1966) has been Managing Director of Evrazruda since March 2005. From 2002 to 2003, Mr. Kodyrev served as the Chief Operating Officer of Novosibirsk steelworks, and also served as adviser to the general director for production of SIBMETKOM. Mr. Kodyrev received a degree in economics from Leningrad Trade Institution in 1987.

Mikhail Krupin (1946) has been Managing Director of VGOK since 2003. Mr. Krupin previously served as Deputy Director for production of NTMK. Prior to joining Evraz in 1998, Mr. Krupin was First Deputy of the city executive in the Nizhny Tagil Administration. Mr. Krupin received a diploma from Urals Polytechnic University, in Sverdlovsk.

Alexei Kushnarev (1960) has been the Managing Director and Vice President of NTMK since 2004, and was previously a head of rolling at NTMK. Prior to joining Evraz in 2002, Mr. Kushnarev served as Head of Rolling at MMK. He graduated from the Magnitogorsk Mining and Smelting Institute in 1982, and holds a Ph.D. in engineering.

Sergei G. Litvin (1965) is a Senior Vice President and the Commercial Director of Evraz. Prior to joining Evraz in 2004, he worked at OOO Kuznetsk Metal. Mr. Litvin graduated from the Ordzhonikidze Moscow Management Institute with a degree in engineering-economics of organisational management.

Giuseppe Maninna (1952) is the General Director of East Metals S.A., the sales agent for Ferrotrade Limited, and joined Evraz in 2002. Prior to joining Evraz, he served with Duferco S.A. from 1989 to 2002, including as General Manager of the Moscow Representative Office, and with Siderius, Inc. He received a degree in Business Administration from the University of Palermo in 1975.

Vasily I. Migunov (1971) is Vice President and Director for Bank and Structured Finance. He joined Evraz in 2002. Previously, he worked at ABN AMRO Bank, Raiffeinsenbank Austria (Moscow), Banque Société Générale Vostok (Moscow) and Credit Suisse (Moscow). He graduated from the State Academy of Finance with a degree in economics in 1993.

Andrey V. Mokrinsky (1960) is Managing Director of ZapSib and a member of the Board of Directors of ZapSib. Mr. Mokrinsky joined Evraz in 2003 as the Head of Production and Technological Policy Department. Prior to joining Evraz, Mr. Mokrinsky held various positions at Chelyabinsk Integrated Iron and Steel Plant (now part of Mechel). He graduated from the Moscow Institute of Steel and Alloys in 1982.

Vyacheslav V. Pavlov (1949) is Managing Director of NKMK, a position he has held since joining Evraz in 2003. Mr. Pavlov previously worked as Deputy General Director of KMK, and following the bankruptcy procedures and restructuring of KMK held several management positions with restructured subsidiaries of the former KMK. For over 13 years, prior to joining KMK, Mr. Pavlov held various management positions at Ural Steel (the former Orsk-Khalilovsky Integrated Iron and Steel Plant). He graduated from the Urals Technical Institute in 1972.

Andrey Sidelnik (1966) has been the General Director of KGOK since 2004. Mr. Sidelnik previously served as Commercial Director of NTMK, and has been with Evraz since 1998. Prior to joining Evraz, Mr. Sidelnik was a General Director of TC Kears Cable. He graduated from the Moscow Institute of Physics and Technology in 1986.

Pavel S. Tatyanin (1974) is Senior Vice President and Chief Financial Officer. Mr. Tatyanin is also a member of the boards of directors of NTMK and ZapSib. Mr. Tatyanin oversees trade financing, project finance and capital markets activities, mergers and acquisitions and corporate structuring of Evraz. Prior to joining Evraz in 2001, Mr. Tatyanin worked for OAO Financial Corporation Adamant. He graduated from the Economics Faculty of Moscow State University in 1995 and holds a masters degree in economics.

Andrey A. Teterkin (1969) is Director of Business Development. He joined Evraz in 2002. From 2001 to 2002 he worked as a General Director of ZAO Unikem. Mr. Teterkin graduated from the Academy of Finance in 1998, and also received an MBA in General Management from the Rotterdam School of Management in 2002.

Timur I. Yanbukhtin (1964) is Vice President and Director of Corporate Finance. He joined Evraz in 2002. Previously, he worked at OOO Yandex, Alfa Bank, Salomon Brothers and Pioneer Investments. He graduated from Moscow State University with a degree in economics and mathematics in 1986, and also received a masters degree from Yale University in economics in 1994.

The business address of all of the Company's directors and Evraz's senior managers is 1 Allee Scheffer, L-2520 Luxembourg.

Corporate Governance

Members of the Board of Directors are elected by a majority vote of shareholders at the annual general meeting. Directors are elected for one-year terms, and may be re-elected an unlimited number of times. The Board of Directors currently consists of seven members, three of whom are deemed to be independent pursuant to criteria adopted by the Board of Directors on 25 April 2005. See "The Company—Board of Directors". Lord Daresbury and Messrs. Campbell and Robinson serve on the Board of Directors pursuant to agreements. These agreements, each of which contains identical terms, have a duration of one year and provide for the payment of compensation and reimbursement of certain expenses. The Company also provides directors and officers' liability insurance to each such director. These agreements do not provide for any benefits upon termination of the directorship.

On 25 April 2005, the Board of Directors adopted a number of resolutions that establish the general parameters of the Company's procedures for the management and conduct of its business. These include:

- Authorisation for the Chief Executive Officer to enter into any transaction on behalf of the Company up to a value of €30 million and for such purpose to execute relevant documents or to delegate powers as appropriate. See "The Company—Board of Directors—Officers" for a description of the powers of the Chief Executive Officer under the Articles.
- So long as the Board of Directors is able to conclude that it has "Independent Directors" (having regard to Section A.3.1 of the 2003 Combined Code on Corporate Governance, as the

same may be amended from time to time, or any successor provision), it is the intention of the Board of Directors that any "transaction with a related party" by the Company or any of its consolidated subsidiaries with a value of more than €30 million shall require the affirmative vote of a majority of such Independent Directors. For these purposes, a "transaction with a related party" is defined by reference to Chapter 11 of the UK Listing Rules, as amended, which currently defines such a transaction as (i) a transaction (other than a transaction of a revenue nature in the ordinary course of business) between a company, or any of its subsidiary undertakings, and a related party; (ii) any arrangements pursuant to which a company, or any of its subsidiary undertakings, and a related party each invests in, or provides finance to, another undertaking or asset; or (iii) a transaction (other than a transaction of a revenue nature in the ordinary course of business) between a company, or any of its subsidiary undertakings and any person who, or other entity which, exercises significant influence over the company. For the avoidance of doubt, any transaction between members of the group comprising the Company and its consolidated subsidiaries or any transaction between any member of such group and any other person who would be a related party only because of an interest held in that person through one or more members of such group is not considered a "transaction with a related party" pursuant to the resolution of the Board of Directors.

- It is the intention of the Board of Directors to instruct consolidated subsidiaries of the Company that approval of the Board of Directors shall be required for any consolidated subsidiary of the Company to make any acquisition or disposal of assets or businesses valued at more than €30 million other than in the ordinary course of business; to undertake any borrowings from, loans to or guarantees or the granting of security in respect of the financial obligations of or obligations owed to any third party, valued at more than €30 million; and for any purchase of shares in any of the Company's consolidated subsidiaries. The Board of Directors resolved that the approval of the Board of Directors shall not be required for any transactions between members of Evraz's consolidated group.

The Board of Directors has also established criteria by which to assess whether a director is an independent director with consideration of the character and judgement of each member of the Board of Directors and whether there are relationships or circumstances which are likely to affect, or could appear to affect, any member's judgement. If the Board of Directors determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, the Board of Directors has resolved to state the basis for its conclusion, including if the director has been an employee of Evraz within the last five years; has, or has had within the last three years, a material business relationship with the Company either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with the company; has received or receives additional remuneration from the Company apart from a director's fee, participates in the Company's share option or a performance-related pay scheme, or is a member of the Company's pension scheme; has close family ties with any of the Company's advisers, directors or senior employees; holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; represents a significant shareholder; or has served on the board for more than nine years from the date of such director's first election.

The Board of Directors may alter the foregoing procedures by passing an ordinary resolution, and the Company would expect to issue an explanatory press release if these procedures are altered in any material respect.

Remuneration Committee

The Remuneration Committee consists of Lord Daresbury, Mr. James Campbell and Mr. Alexander Frolov, and Mr. Antonio Craparotta has been appointed as secretary of the Remuneration Committee. The Remuneration Committee is authorised to carry out its functions as described or provided for in the Articles as well as any other functions as may, from time to time, be delegated to it by the Board of Directors. These responsibilities include consideration of the award and exercise of stock options by any member of the Board of Directors and all matters relating to the remuneration of the Chief Executive Officer. See "The Company—Board of Directors".

Audit Committee

The Audit Committee consists of Mr. Terry Robinson and Lord Daresbury, and Mr. Oleg Ponomarev has been appointed as secretary of the Audit Committee. The members of the Board of Directors agreed on 25 April 2005 that a third member of the Audit Committee is to be appointed at a later date. The Audit Committee is authorised to carry out its functions as described or provided for in the Articles as well as any other functions as may, from time to time, be delegated to it by the Board of Directors relating to such matters as the oversight of audit functions, financial reporting and internal control principles and the appointment, compensation, retention and oversight of the Company's independent auditors. See "The Company—Board of Directors".

Management of Subsidiaries

In order to achieve integrated control over the activities of its operating facilities, Evraz established Evraz Holding as a centralised management company. Evraz Holding was appointed by the shareholders of NTMK and ZapSib in July 2002 and June 2002, as the management company for NTMK and ZapSib for periods of one and five years, respectively. Evraz Holding is consolidated into the Annual Financial Statements on the basis of a currently exercisable option agreement to acquire the shares in Evraz Holding. In June 2003 Evraz Holding was re-appointed as the management company for NTMK for an additional five years, and in November 2003 Evraz Holding was appointed as NKMK's management company for a period of five years. Evraz Holding was also appointed as the management company for KGOK, VGOK and Evrazruda from 1 April 2005 on an annual basis. The management contracts transfer all executive powers that are not under direct control of the relevant board of directors to Evraz Holding.

Evraz Holding exercises the managing powers of a sole executive body of the companies that it manages including entering into transactions on behalf of each company (within the limits provided for in the legislation), operating their bank accounts, and representing them before various state and judicial agencies. Management is exercised by an officer of Evraz Holding acting under a power of attorney. Payments received by Evraz Holding are applied fully against its operating expenses and reflected fully in the appropriate line item of Evraz's consolidated financial statements.

Although human resources have been historically managed by each operating company, this function is gradually being centralised with respect to the Company's Russian subsidiaries by Evraz Holding. The Company's human resources policy for its Russian subsidiaries is also managed by Evraz Holding. Evraz Holding seeks to create a team of highly-qualified, talented and hard-working personnel dedicated to the resolution of technical, social and economic challenges. These objectives form the basis for the criteria for Evraz's processes for hiring personnel, paying workers and motivating, training and developing personnel. The appointment of Evraz Holding as a management company serves to centralise all management functions in a single body, and facilitates the adoption of standard operating and financial management practices across all of Evraz's operations. The delegation of management functions to Evraz Holding also serves to improve the efficiency of management activities, by reducing the number of transactions entered into in the ordinary course of business that are subject to the approval of minority shareholders, for example under the Russian Joint Stock Companies law (in particular, transactions with other subsidiaries of the Company).

Prior to October 2002, a traditional reporting structure existed at each of NTMK and ZapSib, under which heads of departments reported to the managing director, appointed by the relevant board of directors. However, this management and reporting structure was not sufficiently flexible and did not allow for Evraz to realise maximum efficiencies, such as economies of scale. As part of the new management structure, senior managers of NTMK and ZapSib became employees of Evraz Holding. Upon signing of the management agreement between Evraz Holding and NKMK, part of the senior management of NKMK was also transferred to Evraz Holding, which effectively implemented at NKMK a similar reporting system. A similar structure has been adopted at the Company's other Russian subsidiaries that have appointed Evraz Holding as the management company.

The Board of Directors determines the strategies to be employed by Evraz, and Evraz Holding implements those strategies with respect to each company that it manages, subject to approval by the boards of directors of such companies. Decisions by Evraz Holding are subject to the corporate governance procedures that have been adopted by the Board of Directors, as discussed above. See "—Corporate Governance". For a discussion of revenues and expenses attributable to Evraz Holding, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the six months ended 30 June 2005 and 2004" and "Management's Discussion and Analysis

of Financial Condition and Results of Operations—Results of Operations for the years ended 31 December 2004, 2003 and 2002". Evraz Holding is also currently establishing standard procedures for the companies it manages, including procedures related to budgeting, the approval of investments and capital expenditures and management information systems.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by Evraz to the Company's executive directors as a group (Messrs. Abramov, Frolov and Khoroshkovsky) during the six months ended 30 June 2005 and during the year ended 31 December 2004 was approximately U.S.$1.3 million and U.S.$5.9 million in salary and bonuses, respectively. Mr. Khoroshkovsky joined Evraz only in November 2004. The aggregate amount of remuneration paid by Evraz to its management, including the senior management of its subsidiaries, as a group (59 individuals, excluding Messrs. Abramov, Frolov and Khoroshkovsky) during the year ended 31 December 2004 was approximately U.S.$32.0 million in salary and bonuses. In the six months ended 30 June 2005, aggregate remuneration paid by Evraz to its senior management, including the senior management of its subsidiaries, as a group (31 individuals, excluding Messrs. Abramov, Frolov and Khoroshkovsky) amounted to U.S.$12.2 million. Substantially all of the remuneration to the directors and senior management was paid by Evraz Holding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002—Cost of revenues and gross profit—Other operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Periods ended 31 December 2004, 2003 and 2002—General and administrative expenses—Other operations".

Share Option Plan

On 25 April 2005, Company established a share option plan for its non-employee directors and selected other employees of Evraz. Grants of options to participants in the plan may be made at the discretion of the Board of Directors, which is authorised to issue options giving each holder of such options the right to subscribe for shares without reserving a preferential right of subscription to the existing shareholders. Grants of shares pursuant to the plan may be made from the Company's authorised but unissued share capital and from shares that may be acquired by the Company from time to time. The Company intends that total grants of shares under the share option plan shall not exceed 5% of the Company's issued share capital for three years from the date of the admission to trading of its GDRs on the London Stock Exchange (which was 7 June 2005), and that the exercise price of such options shall be the price of Shares to investors at the time of such offering (which was U.S.$14.50 per GDR, or U.S.$43.50 per share).

The exercise price of options has been fixed at U.S.$27.75 and U.S.$43.50 per share, and options become exercisable from one to three years from the grant date. The Board of Directors has the right to accelerate vesting of the grant. In the event of a participant's employment termination, all options granted to that participant, whether vested or not, expire on the termination date. All options granted to participants, whether vested or not, become immediately exercisable in the event of change of controlling shareholder. As of 30 June 2005, a total of 2,618,855 options were outstanding, with a weighted average remaining contractual life of 2.23 years. See Note 15 to the Interim Financial Statements.

Evraz does not have any stock option plans with respect to shares of any of its subsidiaries.

THE COMPANY

Set out below is a summary of certain information concerning the share capital of the Company, including a description of certain rights of the holders thereof, and related provisions of the articles of association of the Company, as amended (the "Articles"). This information is not exhaustive and reference should be made to the Articles and to the laws of Luxembourg.

General

Evraz Group S.A. was incorporated under the laws of the Grand Duchy of Luxembourg on 31 December 2004 as a société anonyme. Copies of its constitutional documents were filed with the Registry of Commerce in Luxembourg on 26 January 2005 and were published in the Mémorial C, No. 440, dated 12 May 2005. The registered office of the Company is at 1, Allée Scheffer, L-2520, Luxembourg, and its telephone number is +352 24 14 33 1. The Company is registered with the Registry of Commerce in Luxembourg under number B105615. The Articles were amended by general meetings of the Company's shareholders on 5 April 2005, 19 April 2005 and 17 May 2005.

The Articles are drafted in both the English and French languages. However, the English version is deemed to prevail where there are any inconsistencies between the two versions. Resolutions of the Board of Directors may be in English. Any resolution of the Board of Directors or of the shareholders resolving to increase the issued capital of the Company (and, in case of the shareholders resolving to amend the Articles in any other way) will be in both English and one of French or German.

The Company conducts its business through its wholly-owned subsidiary Mastercroft and, with the exception of the issuance of the Notes described in this Prospectus, all contracts entered into outside the ordinary course of its business that could result in any obligation or entitlement that is material to its ability to meet its obligations to Noteholders in respect of the Notes have been entered into by Mastercroft and the Company's indirect subsidiaries. See "Mastercroft—Business" for a summary of these arrangements.

Objects

The Company generally may engage in any business or activity which, in the judgment of the Board of Directors, is profitable or enhances the value of the Company's undertakings in any of its properties or assets and which is consistent with the objects as set forth in Article 4 of the Articles.

This Article 4 is set out in full below:

> "The company shall have as its business purpose the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind, entering into leases, including financial leases, dealing in commodities that are not securities, acquisition of assets generally, selling assets generally, giving security, giving and receiving indemnities and security.
>
> The company may participate in the establishment and development of any financial, industrial or commercial enterprises, including trusts and unincorporated associations, and may render any assistance by way of loans, guarantees, security or otherwise to subsidiaries, affiliated companies or parent companies. The company may borrow in any form and proceed to the issuance of bonds.
>
> The company may carry on any business or activity whatsoever which may seem to the Board of Directors capable of being advantageously carried on in connection or in conjunction with or as ancillary to any of the foregoing or activities which the Board of Directors may consider expedient with a view to rendering profitable or enhancing directly or indirectly the value of the Company's undertaking in any of its properties or assets.
>
> In general, it may take any controlling and supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purpose".

Share capital

As of the date of this Prospectus, the Company's share capital amounts to €233,808,652, divided into 116,904,326 issued and paid Shares. At its incorporation on 31 December 2004, the Company had a share capital of €31,000, constituting 15,500 Shares, each with a par value of €2. On 5 April 2005 the general

meeting of shareholders of the Company resolved to increase the share capital by €214,408,650, to €214,439,650, by the creation and the issue of 107,204,325 additional Shares. These additional shares were fully subscribed for by Crosland Global Limited and paid for by a contribution in kind of all of Crosland Global Limited's assets and all its liabilities. Following this subscription, the share capital was immediately reduced by an amount of €30,998 by the cancellation of 15,499 Shares held by the Company in its portfolio. On 2 June 2005, the Company issued 9,700,000 additional Shares in connection with its offer, listing and admission to trading of GDRs on the London Stock Exchange. As of 30 June 2005, the Company's authorised shares was 157,204,326 Shares, and its issued and paid share capital consisted of 116,904,326 Shares. All of the Company's share capital is fully paid up. No preferred shares are authorised or outstanding. The Company does not have any treasury shares.

General meeting of shareholders

The general meetings of shareholders shall be held in the place specified in the convening notice. According to Article 15 of the Articles, the annual general meeting of shareholders is to be held on 20 June in each year (or where such day is a legal holiday on the next following business day) at noon, except in 2005, and for the first time in 2005. The annual general meeting of shareholders for 2005 (in respect of the year ending on 31 December 2004) was held by unanimous consent of the shareholders on 31 May 2005.

The annual general meeting of shareholders shall hear the reports of the Board of Directors and of the statutory auditor(s) and shall discuss the balance sheet and the profit and loss account. After adoption of the annual accounts, the annual general meeting shall vote specifically as to whether discharge is given to the directors and statutory auditor(s). Such discharge shall be valid only if the balance sheet contains no omission or false information concealing the true situation of the Company and, with regard to any acts carried out which fall outside the scope of the Articles, if they have been specifically indicated in the convening notice.

The Board of Directors, as well as the statutory auditor(s), may convene general meetings. They shall be obliged to convene a general meeting to be held within one month where shareholders representing one-fifth of the corporate capital request it.

Convening notices for every general meeting of shareholders should contain the agenda and should take the form of announcements published twice, with a minimum interval of eight days, and at least eight days before the meeting, in the *Mémorial, Recueil des Sociétés et Associations* and in a Luxembourg newspaper. Notice by mail should be sent a minimum of eight days before the meeting to registered shareholders. Where all the shares are in registered form, the convening notice may be issued only by registered letter.

Shareholders are entitled to vote in person or by proxy.

Financial statements and the statutory auditor

According to Article 14 of the Articles, the financial year of the Company coincides with the calendar year. In accordance with the Luxembourg Companies Act, the Company is obliged to publish its accounts on an annual basis following the requisite holding of the annual meeting of shareholders

The Company will be supervised by one or several statutory auditor(s). The statutory auditor(s) appointed by the general meeting of shareholders which will fix their number and their term of office, which may not exceed six years. The Company has one statutory auditor, Ernst & Young, with registered office at 7, Parc d'Activité Syrdall, L-5365, Munsbach, registered with the Registry of Commerce in Luxembourg under number B47771. The mandate of the statutory auditor will expire immediately after the annual general meeting to be held in 2010.

Each year, at least 5% of the net profits shall be allocated to a special reserve; this allocation ceases to be compulsory when the reserve has reached an amount equal to one-tenth of the corporate capital, but again becomes compulsory if the reserve falls below this amount. The balance of the net profit is at the discretion of the general meeting of shareholders. The Board of Directors may, subject to certain legal restrictions, authorise the payment of interim dividends. See "—Dividends".

Amendment of Articles

An extraordinary general meeting of shareholders may amend the Articles of the Company. This meeting may only validly deliberate where at least half of the corporate capital is present or represented

and the agenda indicates the proposed amendments to the Articles and, where applicable, the text of those which concern the objects or the form of the Company. If the deliberation quorum is not met, a second meeting may be convened in the manner foreseen by law and may deliberate validly regardless of the proportion of the capital present or represented. Resolutions, in order to be adopted, must be approved by two-thirds of the votes of the shareholders present or represented. However, the nationality of the Company may only be changed or the commitments of its shareholders increased only with the unanimous consent of all shareholders.

Liquidation

A resolution to liquidate the Company may only occur pursuant to a resolution adopted by the general meeting of shareholders in accordance with the conditions set forth for amendment of the Articles. If the Company is dissolved, the liquidation will be carried out by one or more liquidators, who may be either physical or legal persons, appointed by the general meeting of shareholders. The general meeting of shareholders will also specify the powers and remuneration of the liquidators. After all of the debts and liabilities of the Company have been paid and any future debts and liabilities provided for, the balance is payable to shareholders in proportion to their shareholdings.

Board of Directors

Pursuant to the Articles, the Board of Directors is vested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate objects of the Company. All powers not expressly reserved by Luxembourg law or by the Articles to the general meeting of shareholders fall within the remit of the Board of Directors. The Board of Directors may, subject to certain legal restrictions, authorise the payment of interim dividends. See "—Dividends".

The Board of Directors shall consist of seven to nine members, as may be determined by the general meeting of shareholders. On 21 April 2005, the general meeting of shareholders set the number of members of the Board of Directors at seven. The members of the Board of Directors are elected by the general meeting of shareholders, and the general meeting of shareholders may revoke their mandate at any time. The Board of Directors may be appointed for a period not exceeding one year. In the event of a vacancy on the Board of Directors, the remaining directors may fill the vacancy on a provisional basis, with the next general meeting of shareholders to make a permanent appointment.

The number, remuneration and the term of the directors is determined by the general meeting of shareholders.

Pursuant to the Article 9 of the Articles, the Company will be bound in any circumstances by (i) the signature of the Chief Executive Officer (as defined below) in case of delegation of powers or proxies given by the Board of Directors pursuant to Articles 10 and 11 of the Articles, or (ii) the joint signatures of two directors (provided one of them is the Chief Executive Officer).

Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting will constitute presence in person at the meeting, provided that all actions approved by the directors at any such meeting must be reduced to writing in the form of resolutions.

Resolutions signed by all members of the Board of Directors will be as valid and effectual as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letter, telefax or similar communication.

Committees

The Board of Directors may designate a remuneration committee, an audit committee and one or more other committees. Each committee designated by the Board of Directors consists of such number of directors as from time to time may be fixed by the Board of Directors, and may also include individuals who are not directors. The Board of Directors may also designate one or more directors as alternative members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Thereafter, members (and alternate members, if any) of each such committee may be designated by the Board of Directors. Any such committee may be abolished or re-designated from time to time by the Board of Directors. Each member (and each alternate member) of any such committee

shall hold office until his or her successor shall have been designated or until his or her earlier death, resignation or removal.

The Board of Directors has established a remuneration committee which shall perform such duties as may be assigned to it from time to time by the Board of Directors. These duties include a consultative role in all matters relating to the award and exercise of stock options by any member of the Board of Directors and all matters relating to the remuneration of the management and employees of the Company. The remuneration committee shall keep itself informed as to market levels of compensation and, based on its evaluations, recommends compensation levels and systems to the Board of Directors.

The Board of Directors has established an audit committee which shall perform such duties as may be assigned to it from time to time by the Board of Directors in its terms of reference relating to such matters as the oversight of audit functions, financial reporting and internal control principles. The committee shall have a consultative role in relation to the appointment, compensation, retention and oversight of the Company's independent auditors.

Any other committee formed by the Board of Directors, except as otherwise provided in the Articles, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors.

The Board of Directors may from time to time request the members of the remuneration committee, the audit committee or any other committee to consider certain matters and report on their findings to the Board of Directors.

Any committee formed by the Board of Directors shall not have the power or authority: (a) to approve or adopt any action or matter expressly required by the applicable laws of Luxembourg to be submitted to the shareholders for approval; or (b) adopt, amend or repeal any provision of the Articles.

Each committee may fix its own rules of procedure and may meet at such place (within or outside Luxembourg), at such time and upon such notice, if any, as it shall determine from time to time. Each committee may keep minutes of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following any such proceedings. Except as may be otherwise provided in the resolution creating such committee, at all meetings of any committee the presence of members (or alternate members) constituting a majority of the total membership of such committee shall constitute a quorum for the transaction of business. The act of the majority of the members present at any meeting at which a quorum is present shall be the act of such committee. Any action required or permitted to be taken at any meeting of any such committee may be taken without a meeting, if all members of such committee shall consent to such action in writing and such writing or writings are filed with the minutes of the proceedings of the committee. The members of any such committee shall act only as a committee, and the individual members of such committee shall have no power as such.

Members of any committee designated by the Board of Directors may participate in a meeting of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. In the event of the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any member (and any alternate member) of any committee may resign at any time by delivering written notice of resignation, signed by such member, to the chairman of the Board of Directors. Unless otherwise specified therein such resignation shall take effect upon delivery. Any member (and any alternate member) of any committee may be removed from his or her position as a member (or alternate member, as the case may be) of such committee at any time, either for or without cause, by resolution adopted by the Board of Directors.

If any vacancy occurs in any committee, by reason of disqualification, death, resignation, removal or otherwise, the remaining members (and any alternate members) shall continue to act, and any such vacancy may be filled by the Board of Directors.

Officers

The Board of Directors may give special powers relating to the daily management of all or part of the business of the Company to one or more proxyholders (*fondés de pouvoir*). Any such proxyholder shall not be required to be a director or a shareholder. The granting of such special powers to a member of the Board of Directors is subject to the prior authorisation of a general meeting of the shareholders. The Board of Directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate. In particular the Board of Directors shall designate the following:

(i) An "*administrateur délégué / délégué à la gestion journalière*" to whom the day-to-day management of the Company shall be entrusted and who is called the "Chief Executive Officer". The Chief Executive Officer is the primary operating officer of the Company and is responsible for the day-to-day general management of the Company's management. He shall see that all order and resolutions of the Board of Directors of the Company and of any committee established by the Board of Directors are carried into effect and shall perform all those duties incidental to the office of Chief Executive Officer as may be from time to time, prescribed by the Board of Directors.

(ii) A "Chief Financial Officer" who shall (a) provide for the custody of the funds or other property of the Company and shall keep a separate book account of the same to the credit of the Company; (b) collect and receive or provide for the collection and receipt of moneys earned by or in any manner due or received by the Company; (c) deposit all funds in his or her custody as Chief Financial Officer in such banks or places of deposit as the Board of Directors may from time to time designate; (d) whenever so required by the Board of Directors, render an account showing his or her transactions as Chief Financial Officer and the financial condition of the Company; and (e) in general discharge such other duties as may from time to time be assigned by the Board of Directors.

The Board of Directors has all powers to create new positions as it may from time to time deem appropriate.

Dividends

The payment of dividends is subject to compliance with the Luxembourg Companies Act and the Articles. Dividends may only be paid out of profits or retained earnings as shown in the adopted annual statutory financial statements. The profits must first be used to set up and maintain the legal reserve required by Article 72 of the Luxembourg Companies Act and must then be set off against certain financial losses. Thereafter, the general meeting of shareholders of the Company (the "General Meeting") may determine to withhold profits as further reserves. In so far as any profits have not been allocated to reserves, they form part of the freely distributable reserves, which the General Meeting may elect to pay out in the form of a dividend.

No distribution can be made when, at the close of the preceding financial year, the net assets are, or after such distribution would fall, below the sum of the subscribed capital plus unavailable (*i.e.*, non-distributable) reserves such as the legal reserve.

The Luxembourg Companies Act provides that an interim dividend may be paid provided that the articles of association authorise the board of directors to do so, which the Articles do, subject to certain conditions. Should interim dividend payments exceed the total amount of the annual dividend subsequently decided by the general meeting, such dividends shall, to the extent of any overpayment, be considered as an advance on the next dividend payment.

When a dividend is declared a shareholder has a right to be paid that particular dividend either on the date fixed for the payment of the dividend or, if no date is fixed, immediately after its declaration.

Article 2277 of the Luxembourg civil code provides that claims that arise on a yearly or more frequent basis, which are generally considered to include dividends, are prescribed for a period of five years. As a result, five years following the date fixed for the payment of dividends, or, if no date has been fixed, five years after the dividends have been declared, any amounts not claimed revert to the Company.

MASTERCROFT

Incorporation and Status

Mastercroft was incorporated on 31 December 2002 as a limited company for an unlimited period of time under the laws of Cyprus. The registered office of Mastercroft is Julia House, 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus, and its telephone number is +357 225 55 000. Mastercroft is registered in the Republic of Cyprus under number 135421.

Objects

The objects of Mastercroft, as set out in its memorandum of association, are to act as an investment company.

Share Capital

Mastercroft's authorised share capital is 310,019,666 shares with a nominal value of U.S.$1 each, all of which has been issued and fully paid. Mastercroft's total share capital is U.S.$456,019,666, consisting of 300,019,666 shares issued at the nominal value of U.S.$1 per share and 10,000,000 shares issued at a premium of U.S.$14.60 per share. Mastercroft is a wholly-owned subsidiary of, and therefore controlled by, the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company".

Organisation and Subsidiaries

Mastercroft is the holding company for the Company's assets, and all of the Company's subsidiaries are direct or indirect subsidiaries of Mastercroft. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganisation and Formation of the Company" and "Description of Business—Overview" for a discussion of Mastercroft's operational and organisational structure.

Business

All of the Company's business operations are conducted through Mastercroft, and all of the Company's subsidiaries are held, directly or indirectly, by Mastercroft.

Mastercroft and its subsidiaries have entered into certain contracts outside of the ordinary course of its business that could result in an obligation that is material to Evraz's ability to meet its obligations to Noteholders in respect of the Notes. In particular, Mastercroft has guaranteed notes issued by one of its subsidiaries in September and December 2003 and due in 2006 and issued in August and September 2004 and due in 2009, as well as other financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital resources—Capital resources" for a discussion of these arrangements. Mastercoroft has also entered into an agreement to acquire and pay for a 98.96% interest in Vitkovice Steel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Acquisitions—Acquisitions / Start-ups in 2005".

Directors

The directors of Mastercroft are Charalambos Michaelides and Panayota Papademetriou, both of whom are also employees of Abacus Limited in Cyprus. The directors of Mastercroft also serve as directors of other companies, some of which are under common control with the Company. The business address of Mastercroft's directors is Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus.

Auditors

Ernst & Young (Cyprus) are auditors of Mastercroft, and Mastercroft's financial year corresponds to the calendar year.

REGULATORY MATTERS

General

Russia has not enacted any specific legislation governing operation of the steel industry and activities of steel manufacturing companies. The production, sale and distribution of steel in the Russian Federation is regulated by general civil legislation and special legislation relating to quality standards, industrial safety rules, environmental and other issues.

At the federal level, the Ministry of Industry and Energy of the Russian Federation (to which powers were transferred from the Ministry of Industry, Science and Technology) is the principal agency supervising the operation of the steel sector. The Ministry is responsible for the development of the governmental policy in the industry (encouraging investment, foreign trade, taxation, support of scientific research, employment), but it lacks direct supervisory authority. The Ministry of Industry and Energy also sets and oversees compliance with obligatory general and industrial standards.

The Federal Service for Environment, Technology and Nuclear Supervision oversees compliance with mandatory safety rules for the steel industry elaborated by the Ministry of Industry and Energy. Safety procedures at installation, deployment and operation of technical devices and machinery used in the steel industry and the procedure for maintaining technological processes are covered by such rules.

The Federal Agency for Subsoil Use of the Russian Federation is the federal licencing authority for the use of natural resources.

The Federal Antimonopoly Service oversees the acquisition of controlling stakes in companies and dominant market positions.

The Federal Service for the Supervision of the Use of Natural Resources oversees compliance with the terms and conditions of licences issued by the Ministry of Natural Resources and environmental legislation.

The Ministry of Economic Development and Trade of the Russian Federation regulates Russian export and imports of steel products and coordinates intergovernmental negotiations relating to export/import activity.

Aside from the above federal executive bodies, which are directly involved in the regulation of and supervisions over the Russian steel industry, a number of other governmental bodies and agencies which authority over general issues connected with the steel industry such as defence, rail transport and tax enforcement.

Licencing

Evraz is required to obtain numerous licences, authorizations and permits from Russian governmental authorities in the conduct of its operations. The Federal Law "On Licencing of Certain Types of Activities" dated 8 August 2001, which came into force in January 2002 (the "Licencing Law"), established a list of activities which can only be performed on the basis of licences issued by the relevant Russian authorities. The Licencing Law removed certain licencing requirements which existed earlier and amended the previous list of licencing activities. The list of activities relating to the steel industry now includes, among other things, collection, processing and sale of scrap iron and base metals, activities connected with hazardous waste, operation of explosive and chemically hazardous production facilities, construction of building and other structures connected with steel production.

Under the Licencing Law, the minimum period for which a licence is issued is five years. These licences are usually issued for a period of five years and may be extended upon application by the licensee. Licences for the use of natural resources may be issued for shorter or longer periods. In particular, licences for the use of surface water resources may be issued for periods of up to 25 years. Upon the expiration of a licence, it may be extended upon application by the licensee. Certain types of licences may also have unlimited terms. A licence can be suspended if the licensee repeatedly conducts material breaches of the terms and conditions of such licence. If a licensee does not mitigate any breach of the licence granted to it within the period established by the licencing authority, that authority may apply to court for the cancellation of that licence. A court may also cancel the licence in certain other cases (for example, if the breach of the terms and conditions of a licence by the licensee damaged the rights, legal interests or health of individuals). The licencing authority may cancel a licence without a court order if the licensee does not pay a licencing commission within three months of the granting of the licence.

Subsoil Licencing

In Russia, mining minerals requires a subsoil licence from the state authorities with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licenced mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

The primary law regulating subsoil licencing is the Law on Subsoil Resources of 21 February 1992, as amended (the "Subsoil Law"), and the regulations thereunder, which set out the regime for granting licences for the exploration and production of mineral resources. Important amendments to the Subsoil Law, passed in August 2004, significantly change the procedure for awarding exploration and production licences, in particular abolishing the joint grant of licences by federal and regional authorities. Under the 2004 amendments, production licences and combined exploration and production licences are awarded by tender or auction conducted by the Federal Agency for Subsoil Use. While the auction or tender commission may include a representative of the relevant region, the separate approval of regional authorities is no longer required in order to issue subsoil licences. The winning bidder is expected to submit the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. Licences for geological exploration and production may also be issued without the holding of an auction or tender by the decision of the federal authorities to holders of exploration licences that discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue production licences for "common" mineral resources, such as clay, sand or limestone.

There are two major types of licences: (1) exploration licences, which are non-exclusive licences granting the right of geological exploration and assessment within the licence area, and (2) exploration and production licences, which grants the licensee an exclusive right to produce minerals from the licence area. In practice, many of the licences are issued as combined licences, which grant the right to explore, assess and produce minerals from the licence area. A subsoil licence defines the licence area in terms of latitude, longitude and depth.

Payments with respect to the exploration, evaluation and extraction of minerals include: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil licence. The minerals extraction tax is calculated as a percentage of the value of minerals extracted, and for 2005 is set at 4% for coal and 4.8% for iron ore.

The term of the licence is set forth in the licence. Prior to January 2000, exploration licences could have a maximum term of five years, production licences a maximum term of 20 years, and combined exploration, assessment and production licences a maximum term of 25 years. After amendment of the Subsoil Law in January 2000, exploration licences may still have a maximum term of five years; exploration and production licences are generally granted for a term of the expected operational life of the field based on a feasibility study, except under certain circumstances in which the licence may be issued for a term of one year; and combined licences can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licences issued prior to January 2000, but permit licensees to apply for extensions of such licences for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil licence runs from the date the licence is registered with the Russian Federal Geological Fund.

Issuance of licences

Subsoil licences in Russia are generally issued by the Federal Agency for Subsoil Use. Most of the currently existing production licences owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganised in the course of post-Soviet privatisations or (2) tender or auction procedures held in the post-Soviet period. The Subsoil Law and related regulations contain the major requirements relating to tenders and auctions. The Subsoil Law allows for production licences to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration licence at its own expense during the exploration phase.

Extension of licences

The Subsoil Law permits a subsoil licensee to request an extension of a production licence in order to complete the production from the subsoil plot covered by the licence or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the licence and the relevant regulations.

In order to extend a subsoil licence, a company must file an application with the federal authorities to amend the licence.

The Order of the Ministry of Natural Resources No. 439-R, dated 31 October 2002, requires that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the licence; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended licence.

The factors that may, in practice, affect a company's ability to obtain the approval of licence amendments include (1) its compliance with the licence terms and conditions; (2) its management's experience and expertise relating to subsoil issues, including experience in amending licences; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies' ability to extend their licences, see "Risk Factors—Risks Relating to Evraz—Evraz's business could be adversely affected if it fails to obtain or renew necessary licences or fails to comply with the terms of its licences". See also "Risk Factors—Risks Relating to the Russian Federation—Legislative and Legal Risks—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia and thus could have a material adverse effect on Evraz's business and the value of the Notes".

Maintenance and termination of licences

A licence granted under the Subsoil Law is generally accompanied by a licencing agreement. The law provides that there be two parties to any subsoil licencing agreement: the federal authorities and the licensee. The licencing agreement sets out the terms and conditions for the use of the subsoil licence. Under a licencing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed-upon volume of natural resources each year. The licence agreement may also contain commitments with respect to social and economic development of the region. When the licence expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a licence are based on mandatory rules contained in Russian law, certain provisions in a licencing agreement are left to the discretion of the licencing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated.

The fulfillment of a licence's conditions is a major factor in the good standing of the licence. If the subsoil licensee fails to fulfill the licence's conditions, upon notice, the licence may be terminated by the licencing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a licence, it may apply to amend the relevant licence conditions, though such amendments may be denied.

The Subsoil Law and other Russian legislation contain extensive provisions for licence termination. A licensee can be fined or the licence can be suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A licence may also be terminated for violations of "material" licence terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for termination of licences. Consistent overproduction or underproduction and failure to meet obligations to finance a project would also likely constitute violations of material licence terms. In addition, certain licences provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the licence.

If the licensee does not agree with a decision of the licencing authorities, including a decision relating to a licence termination or the refusal to re-issue an existing licence, the licensee may appeal the decision

through administrative or judicial proceedings. In certain cases of termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three-month period, no termination or other action may be taken.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil licence users with the terms of their licences and applicable legislation. A licensee can be fined for failing to comply with the subsoil production licence and the subsoil production licence can be revoked, suspended or limited in certain circumstances, including:

- a breach or violation by the licensee of material terms and conditions of the licence;
- repeated violation by the licensee of the subsoil regulations;
- the failure by the licensee to commence operations within a required period of time or to produce required volumes, as specified in the licence;
- the occurrence of an emergency situation;
- upon the emergence of a direct threat to the life or health of people working or residing in the area affected by the operations under the licence;
- the liquidation of the licensee; and
- the non-submission of reporting data in accordance with the legislation.

Land Use Rights

Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the licence area actually being used, including the plot being mined, access areas, and areas where other mining-related activity is occurring.

Under the Land Code of the Russian Federation of 25 October 2001, as amended, (the "Land Code"), companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; or (3) lease.

A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of 25 October 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from, or to enter into a lease agreement relating to, the land with the relevant federal, regional or municipal authority owner of the land by 1 January 2006. Evraz has purchased most of the land relating to its steel making facilities, and it holds the balance pursuant to rights of perpetual use. Implementation by the Government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on Evraz's financial condition.

Evraz's mining subsidiaries generally have a right of ownership or perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of longer than one year must be registered with the relevant state authorities.

Antimonopoly Regulation

Evraz is subject to regulation by the FAS, both in connection with some acquisitions that it makes as well as a result of its market position in certain market segments, namely rails, H-beams, channels, high-vanadium iron ore, sinter and pellets and its control of Nakhodka Sea Port.

The FAS is authorised by law to approve (i) acquisitions of more than 20% of the voting shares in a Russian business entity; (ii) acquisitions of more than 10% of the fixed and intangible assets of companies; and (iii) acquisition of control over companies, in each case if the combined assets of the target and acquirer's group of persons exceed 30 million statutory minimum wages, currently equivalent to

RUR3 billion (approximately U.S.$108 million) or if the target, the acquirer or a company in the acquirer's group of persons is registered as having more than a 35% share of a particular commodity market. The FAS is also authorised to approve the merger or consolidation, and to monitor the appointment of certain members of the management, of Russian business entities.

As a condition to issuing such approvals, the FAS may impose certain conditions designed to promote competition, including restrictions on conducting business, such as limitations on prices, geographical expansion, associations and agreements with competitors. In addition, a company holding a market share in a particular commodity market that exceeds 65% is presumed to hold a dominant position in that market. Such company is prohibited from abusing such a position, which includes activities that are characterised as restraining or eliminating the competition. Companies holding such a dominant position may not (i) limit sales in order to create a deficit or to increase prices; (ii) impose unfavourable contractual terms on their contractors that are not justified by the subject of the contract (*e.g.*, unjustified demands for the transfer of assets or property rights); (iii) impose discriminatory terms on access of competitors to the market; (iv) create barriers to entry into or exit from the market; (v) violate legal or regulatory requirements relating to pricing; (vi) fix excessively high or excessively low prices; (vii) decrease or terminate production of goods that are in demand or that are ordered by consumers when there is a possibility of producing such goods without sustaining loss; or (viii) arbitrarily refuse to enter into a sales agreement with particular customers, if it is feasible to produce or deliver the relevant goods.

The FAS is authorised to issue binding orders on companies holding a dominant position (*e.g.*, requiring companies to treat customers equally or imposing pricing restrictions). In addition, the Federal Antimonopoly Service has the power to require a spin-off or split of business operations of a company which holds a dominant position when the following conditions are met: the company has repeatedly (*i.e.*, two times within three years) violated Russian antimonopoly regulations; the spin-off would increase competition; a structural unit of the company may be organisationally and territorially separated from the company; there is no tight technological interconnection between structural units of the company (in particular, less than 30% of the relevant structural unit's output is consumed internally); and the legal entities resulting from such spin-off may function autonomously.

On 8 July 2005, the Duma adopted in the first reading a new Federal Law "On Competition Protection". While subject to further consideration in the State Duma and Federation Council and requiring signature by the President to become effective, the law would change the requirement for prior approval or subsequent notification of FAS from the acquisition of any voting interest in excess of 20%, as is currently the case, to acquisitions of 25% plus one share, 50% plus one share or 75% plus one share in a company. The FAS has also proposed amendments to the Code on the Administrative Offences that would introduce a new system of fines for violation of the competition legislation as a percentage of the annual revenue of the offending company.

Environmental Matters

Evraz is subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of 10 January 2002, or the Environmental Protection Law, as well as by number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. The Ministry of Natural Resources has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a

company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of 23 November 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described under "—Environmental liability".

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control, implementation and enforcement of relevant laws and regulations. The Government and the Ministry of Natural Resources are responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organisations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, environmental authorities may suspend these operations or a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines.

Subsoil licences generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

Reclamation

Evraz conducts its reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of 22 December 1995, of the Ministry of Natural Resources. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States.

Environmental protection programmes

Evraz has been developing and implementing environmental protection programmes at all of its steel and mining subsidiaries. Such programmes include measures to aid in adhering to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Health and Safety

Due to the nature of Evraz's business, much of its activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites. The principal law regulating industrial safety is the Federal Law on Industrial Safety of Dangerous Industrial Facilities of 21 July 1997, as amended (the "Safety Law"). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace

industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Environmental, Technological and Nuclear Supervision. Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labour Code of Russia effective 1 February 2002, as amended (the "Labour Code"). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programmes, create systems to cope with and inform the Federal Service for Environmental, Technological and Nuclear Supervision of accidents and maintain these systems in good working order. In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarise the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a licence permitting the operation of a dangerous industrial facility.

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labour

Labour matters in Russia are primarily governed by the Labour Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Federal Law on Collective Contracts and Agreements of 11 March 1992, as amended; the Federal Law on the Procedure of Settlement of Collective Labour Disputes of 23 November 1995, as amended; the Federal Law on Employment in the Russian Federation of 19 April 1991, as amended; the Federal Law on the Fundamentals of Protection of Labour in the Russian Federation of 17 July 1999, as amended.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labour legislation expressly limits the possibility of entering into fixed term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labour relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labour Code, including:

- liquidation of the enterprise or downsizing of staff;
- failure of the employee to comply with the position's requirements due to incompetence or health problems;
- systematic failure of the employee to fulfil his or her duties;

- any single gross violation by the employee of his or her duties; and
- provision by the employee of false documents or misleading information prior to entry into the employment contract.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labour Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or disabled child under the age of 18 or other persons caring for a child under the age of 14 or disabled child under the age of 18 without a mother.

Any termination by an employer that is inconsistent with the Labour Code requirements may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labour Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate. Annual paid vacation leave under the law is generally 28 calendar days. Employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and was RUR720 from 1 January 2005 (approximately U.S.$25.11), increased to RUR800 (approximately U.S.$27.90) from 1 September 2005. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

Trade Unions

Although recent Russian labour regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, Evraz's management routinely interacts with trade unions in order to ensure the appropriate treatment of employees and the stability of its business.

The activities of trade unions are generally governed by the Federal Law on Trade Unions, Their Rights and Guaranties of Their Activity of 12 January 1996, as amended (the "Trade Union Law"). Other applicable legal acts include the Labour Code of Russia, the Federal Law on Collective Contracts and Agreements of 11 March 1992, as amended, and the Federal Law on the Procedure for Settlement of

Collective Labour Disputes of 23 November 1995, as amended, which provide for more detailed regulations relating to activities of trade unions.

The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;
- monitor compliance with labour laws, collective contracts and other agreements;
- access work sites and offices, and request information relating to labour issues from the management of companies and state and municipal authorities;
- represent their members and other employees in individual and collective labour disputes with management;
- participate in strikes; and
- monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian law requires that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

- legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;
- protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;
- retention of job positions for those employees who stop working due to their election to the management of trade unions;
- protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and
- provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Code of the Russian Federation on Administrative Offences of 30 December 2001 nor the Criminal Code of the Russian Federation of 13 June 1996 currently has provisions specifically relating to these violations, general provisions and sanctions may be applicable.

CONDITIONS OF THE NOTES

The following is the text of the Conditions of the Notes which (subject to modification) will be endorsed on each Individual Certificate (as defined below) in definitive form (if issued):

The U.S.$750,000,000 8.25% Guaranteed Notes due 2015 (the "**Notes**", which expression shall in these Conditions, unless the context otherwise requires, include any further notes issued pursuant to Condition 17 and forming a single series with the Notes) of Evraz Group S.A. (the "**Issuer**") are constituted by a Trust Deed dated 10 November 2005 (the "**Trust Deed**") made between the Issuer, Mastercroft Limited ("**Mastercroft**" or the "**Guarantor**") and The Bank of New York (the "**Trustee**", which expression shall include its successor(s)) as trustee for the holders of the Notes (the "**Noteholders**").

The Guarantor unconditionally and irrevocably guarantees the due and punctual payment of all amounts at any time becoming due and payable in respect of the Notes.

The statements in these Conditions include summaries of, and are subject to, the detailed provisions of and definitions in the Trust Deed. Copies of the Trust Deed and the Paying Agency Agreement dated 10 November 2005 (the "**Agency Agreement**") made between the Issuer, Mastercroft, The Bank of New York as Principal Paying Agent (the "**Principal Paying Agent**"), Registrar (the "**Registrar**"), Transfer Agent (the "**Transfer Agent**") and the initial Paying Agents (the "Paying Agents") named therein and the Trustee are available for inspection during normal business hours at the registered office for the time being of the Trustee, being at the Issue Date at The Bank of New York, One Canada Square, London E14 5AL, United Kingdom and at the specified office of each of the Paying Agents. The Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. FORM, DENOMINATION AND TITLE

1.1 Form and Denomination

The Notes are in registered form in the minimum denomination of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof, without coupons attached. An individual note certificate (each an "**Individual Certificate**") will be issued to each Noteholder in respect of its registered holding of Notes. Each Note and each Individual Certificate will have an identifying number which will be recorded on the relevant Individual Certificate and in the Register (as defined in Condition 3.1).

Individual Certificates issued with respect to Rule 144A Notes ("**Rule 144A Individual Certificates**") will bear the Securities Act Legend (as defined in the Trust Deed), unless determined otherwise in accordance with the provisions of the Agency Agreement by reference to applicable law. Individual Certificates issued with respect to the Regulation S Notes ("**Regulation S Individual Certificates**") will not bear the Securities Act Legend.

Upon issue, the Rule 144A Notes will be represented by a restricted note certificate (the "**Rule 144A Global Note Certificate**") and the Regulation S Notes, if any, will be represented by the unrestricted global certificate (the "**Regulation S Global Note Certificate**" and, together with the Rule 144A Global Note Certificate, the "**Global Note Certificates**"). The Rule 144A Global Note Certificate will be deposited with a custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company ("**DTC**") and the Regulation S Global Note Certificate will be registered in the name of, and deposited with The Bank of New York Depository (Nominees) Limited as the common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

The Conditions are modified by certain provisions contained in the Global Note Certificates. See "Summary of Provisions Relating to the Notes while in Global Form".

Except in the limited circumstances described in the Global Note Certificates, owners of interests in Notes represented by the Global Note Certificates will not be entitled to receive physical delivery of Individual Certificates in definitive form in respect of their individual holdings of Notes. The Notes are not issuable in bearer form.

1.2 Title

Title to the Notes passes only by transfer and registration in the Register (as defined in Condition 3.1). The holder of any Note will (except as otherwise required by law or as ordered by a court of

competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or the theft or loss of, the Individual Certificate (if any) issued in respect of it or anything written on it or on the relevant Individual Certificate) and no person will be liable for so treating the holder. In these Conditions, "**Noteholder**" and (in relation to a Note) "**holder**" mean the person in whose name a Note is registered in the Register.

2. STATUS OF THE NOTES

The Notes are direct, unconditional and unsecured obligations of the Issuer and (subject as provided above) rank and will rank *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future, but, in the event of insolvency, only to the extent permitted by applicable laws relating to creditors' rights.

3. TRANSFER OF NOTES

3.1 The Register

The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register (the "**Register**") on which shall be entered the names and addresses of the holders of the Notes and the particulars of the Notes held by them and of all transfers and redemptions of Notes. A copy of the Register shall also be kept at the registered office of the Issuer. In case of inconsistency between the Register kept by the Registrar and the one kept by the Issuer at its registered office, the Register kept by the Registrar shall prevail and the Issuer shall be entitled to inspect such Register. Each Noteholder shall be entitled to receive only one Individual Certificate in respect of its entire holding.

3.2 Transfers

Subject to the terms of the Agency Agreement and to Conditions 3.5 and 3.6, a Note may be transferred by delivering the Individual Certificate issued in respect of it, with the form of transfer on the back duly completed and signed, to the specified office of the Registrar or any of the Transfer Agents. No transfer of a Note will be valid unless and until entered on the Register.

Transfers of interests in the Notes evidenced by the Global Note Certificates will be effected in accordance with the rules of the relevant clearing systems.

Upon the transfer, exchange or replacement of a Rule 144A Note, a Transfer Agent will only deliver Individual Certificates with respect to Rule 144A Notes that bear the Securities Act Legend unless there is delivered to such Transfer Agent such satisfactory evidence, which may include an opinion of legal counsel, as may be reasonably required by the Issuer, that neither the Securities Act Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

An interest in Notes represented by the Regulation S Global Note Certificate may be transferred to a person within the United States subject to any applicable transfer restrictions under the Securities Act.

Interests in Notes represented by the Rule 144A Global Note Certificate may be transferred to a person who wishes to take delivery of any such interest in the form of an interest in Notes represented by the Regulation S Global Note Certificate only if a Transfer Agent receives a written certificate from the transferor (in the form provided in the Agency Agreement) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available).

Transfers of Notes are also subject to the restrictions described under "Subscription and Sale" and "Transfer Restrictions" below.

3.3 Delivery of new Individual Certificates

Each new Individual Certificate to be issued on transfer of a Note or Notes will, within five business days of receipt by the Registrar or relevant Transfer Agent of the duly completed and signed form of transfer, be made available for collection at the specified office of the Registrar or relevant Transfer Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder

entitled to the Notes being transferred (free of charge to the holder), to the address specified in the form of transfer.

Except in the limited circumstances described in "Summary of Provisions relating to the Notes while in Global Form", owners of interests in Notes represented by the Global Note Certificates will not be entitled to receive physical delivery of Individual Certificates. Issues of Individual Certificates upon transfers of Notes are subject to compliance by the transferor and transferee with the certification procedures described above and in the Agency Agreement and, in the case of Rule 144A Notes, compliance with the Securities Act Legend.

Where some but not all the Notes in respect of which an Individual Certificate is issued are to be transferred or redeemed, a new Certificate in respect of the Notes not so transferred or redeemed, will, within five business days of delivery or surrender of the original Individual Certificate to the relevant Transfer Agent or Registrar, be made available for collection at the specified office of the relevant Agent or, if so requested by the holder, be mailed by uninsured mail at the risk of the holder of the Notes not so transferred or redeemed (free of charge to the holder), to the address of such holder appearing on the Register.

In this Condition 3, "**business day**" means a day (other than a Saturday or a Sunday) on which banks are open for business in the city in which the specified office of the Registrar and the relevant Transfer Agent to which the Individual Certificate in respect of the Notes to be transferred or relevant form of transfer is delivered is situated.

3.4 Formalities free of charge

Registration of transfer of Notes will be effected without charge by or on behalf of the Issuer or any of the Transfer Agents, but only upon the person making such application for transfer paying or procuring the payment (or the giving of such indemnity as the Issuer or any of the Transfer Agents may require) of any tax, duty or other governmental charges which may be imposed in relation to such transfer.

3.5 Closed periods

No Noteholder may require the transfer of a Note to be registered during the period of 15 days ending on (and including) the due date for any payment of principal of that Note or seven days ending on (and including) any Interest Record Date (as defined in Condition 7.1).

3.6 Regulations

All transfers of Notes and entries on the Register will be made subject to the detailed regulations concerning transfer of Notes exhibited in the Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder upon request.

4. GUARANTEE

4.1 Guarantee

The payment of principal and interest in respect of the Notes and all other moneys payable by the Issuer under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor (the "**Guarantee**") pursuant to the Trust Deed.

4.2 Status of the Guarantee

The obligations of the Guarantor under the Guarantee constitute direct, unconditional and unsecured obligations of the Guarantor and (subject as provided in these Conditions) rank and will rank *pari passu* with all other outstanding unsecured and unsubordinated obligations of the Guarantor, present and future, but, in the event of insolvency, only to the extent permitted by applicable laws relating to creditors' rights.

5. COVENANTS

For so long as any Note remains outstanding (as defined in the Trust Deed) the Issuer and the Guarantor each undertakes to comply with each of the following covenants.

5.1 Limitation on Liens

The Issuer shall not, and shall not permit any of its Material Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien, on any of its assets, now owned or hereafter acquired, or any income or profits therefrom, securing any Indebtedness unless, at the same time or prior thereto, the liability of the Issuer or the Guarantor, as the case may be, under the Notes and the Trust Deed or, as the case may be, under the Deed of Guarantee (a) are secured equally and rateably therewith to the satisfaction of the Trustee or (b) have the benefit of such other security or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed).

5.2 Financial Covenants

(a) The Issuer shall not, and shall not permit any of its Subsidiaries to, incur any Indebtedness, except that if (i) no Potential Event of Default nor Event of Default as defined in Condition 11.1 shall have occurred and be continuing at the time, or would occur as a consequence, of the incurrence of such Indebtedness (provided that for the purposes of Condition 5.2(a) no Potential Event of Default with respect to an Event of Default falling within Condition 11.1(c)(i) shall be deemed to have occurred unless and until the expiry of the period of 30 days referred to therein) and (ii) the Leverage Ratio is 3:1 or lower:

(1) the Issuer, the Guarantor or a Finance Subsidiary may incur Indebtedness;

(2) any Subsidiary (other than the Guarantor or a Finance Subsidiary) of the Issuer may incur Indebtedness if Aggregate Subsidiary Indebtedness does not exceed the Subsidiary Indebtedness Threshold; and

(3) a Subsidiary of the Issuer may incur Indebtedness if, within 90 days after such incurrence, such Subsidiary fully and unconditionally guarantees the Notes and all amounts due under or in connection therewith on terms and conditions substantially identical to those of the Guarantee.

(b) The Issuer shall maintain the Net Leverage Ratio at 3:1 or lower.

5.3 Transactions with Affiliates

The Issuer will not, and will not cause or permit any of its Material Subsidiaries to, directly or indirectly, enter into or make or amend any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Issuer or any of its respective Subsidiaries unless such transaction or series of related transactions is entered into in good faith and in writing and:

(a) such transaction or series of related transactions is on terms that are no less favourable to the Issuer or the relevant Material Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party; and

(b) with respect to any transaction or series of related transactions involving an aggregate value in excess of U.S.$30 million or its U.S. Dollar Equivalent, such transaction or series of related transactions has been approved by a majority of the Disinterested Directors, or in the event there is only one Disinterested Director, by such Disinterested Director,

provided, however, that this provision shall not apply to:

(a) any employment agreement, collective bargaining agreement or employee benefit arrangements with any officer or director of the Issuer or any Material Subsidiary, including under any stock option or stock incentive plans;

(b) payment of customary fees and compensation to employees, officers, directors, consultants or agents;

(c) transactions between or among the Issuer and its Subsidiaries;

(d) transactions undertaken pursuant to contractual obligations or rights in existence on the Issue Date (as in effect on the Issue Date) or any amendment thereto after the Issue Date (so long as

such amendment is not disadvantageous to the Noteholders in any material respect in the reasonable opinion of the Issuer);

(e) transactions with customers, clients, suppliers, purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of these Conditions which are on terms at least as favourable to the Issuer or the relevant Material Subsidiary, as the case may be, as might reasonably be obtained at such time from an unrelated third party;

(f) sales of Capital Stock (other than Disqualified Capital Stock) of the Issuer;

(g) sales or other transfers or dispositions of accounts receivables and other related assets customarily transferred in a Qualified Securitisation Transaction, and acquisitions of Investments in connection with a Qualified Securitisation Transaction;

(h) to the extent otherwise permitted pursuant to these Conditions, the payment of a dividend by the Issuer or its Subsidiaries; and

(i) to the extent otherwise permitted pursuant to these Conditions, the repurchase by the Issuer or a Subsidiary of its Capital Stock pursuant to an offer that is made to all holders of such Capital Stock.

5.4 Asset Sales

The Issuer will not, and will not permit any of its Material Subsidiaries to, consummate any Asset Sale, unless the proceeds received by the Issuer or such Material Subsidiary, as the case may be, are at least equal to the Fair Market Value of the assets sold or disposed of and an amount equal to such proceeds (less any costs incurred in relation to such Asset Sale) (**"Disposal Proceeds"**) is:

(a) applied to repay permanently any Consolidated Indebtedness (other than Indebtedness subordinated to the Notes and/or the Guarantee);

(b) invested in assets of a nature or type that is used or usable in the ordinary course of business of the Issuer or any of its respective Subsidiaries, being the Core or Related Business;

(c) retained as cash deposited with a bank or invested in Cash Equivalents; and/or

(d) applied to finance the acquisition, merger, reorganisation or other combination of a business of the Group with the business of a Person whose business is similar to the Core or Related Business,

in each case within 360 days of the date when such proceeds are received; provided that if the Disposal Proceeds are applied pursuant to paragraph (c), the Issuer or such Material Subsidiary, as the case may be, shall apply or invest the Disposal Proceeds on or prior to the date falling 540 days after the date when such proceeds are received either to (i) repay permanently any Consolidated Indebtedness (other than Indebtedness subordinated to the Notes and/or the Guarantee), (ii) invest in assets of a nature or type that is used or usable in the ordinary course of business of the Issuer or any of its Subsidiaries, being the Core or Related Business or (iii) applied to finance the acquisition, merger, reorganisation or other combination of a business of the Group with the business of a Person whose business is similar to the Core or Related Business.

5.5 Mergers and Similar Transactions

(a) Subject to Conditions 5.5(b) and 5.5(c), the Issuer shall not, and shall not permit any of its Material Subsidiaries to, in each case without the prior written consent of the Trustee (which consent may only be given by the Trustee if it is of the opinion that to do so will not be materially prejudicial to the interests of the Noteholders):

   (i) in the case of the Issuer or the Guarantor (A) enter into any reorganisation (by way of a merger, accession, division, separation, transformation or other basis or procedure for reorganisation contemplated or as may be contemplated from time to time by, as applicable, Luxembourg or Cypriot legislation), (B) sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to any Person or (C) permit any Person to merge with or into the Issuer or the Guarantor;

(ii) in the case of any of the Material Subsidiaries of the Issuer (other than the Guarantor), (A) enter into any reorganisation (by way of a merger, accession, division, separation, transformation or other basis or procedure for reorganisation contemplated or as may be contemplated from time to time by the relevant applicable legislation) or (B) sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets.

(b) Condition 5.5(a) shall not apply to any transactions between any of the Issuer or the Guarantor and any of their respective Subsidiaries provided that:

(i) the Issuer or the Guarantor shall be the continuing Person, or the Person (if other than the Issuer or the Guarantor) into which the Issuer or the Guarantor is merged or that acquired or leased such property and assets of the Issuer or the Guarantor (the "**Surviving Entity**") shall (A) be a company organised and validly existing under the laws of Luxembourg, Cyprus, Russia or a member of the European Union (as the European Union is constituted on the Issue Date), (B) expressly assume, by amendment to these Conditions and the Trust Deed as the Trustee shall deem necessary, executed and delivered by such continuing Person to the Trustee, in form and substance satisfactory to the Trustee, the due and punctual payment of the principal of and interest under the Notes, as the case may be, and the due and punctual performance and observance of all the covenants, conditions and other obligations of the Issuer or the Guarantor (as the case may be) in respect of the Trust Deed and the Notes and (C) deliver to the Trustee an opinion of counsel with respect to such amendment to these Conditions and the Trust Deed as the Trustee shall deem necessary in a form and substance satisfactory to the Trustee;

(ii) immediately before and after giving effect to such transaction or series of transactions on a *pro forma* basis (and treating any Indebtedness which becomes, or is anticipated to become, an obligation of the Issuer or the Guarantor (as the case may be) or the Surviving Entity or any Subsidiary thereof as a result of such transaction or series of transactions as having been incurred by the Issuer or the Guarantor (as the case may be) or the Surviving Entity or such Subsidiary at the time of such transaction or series of transactions), no Potential Event of Default or Event of Default shall have occurred and be continuing;

(iii) the Issuer delivers to the Trustee an opinion of counsel or tax adviser in form and substance satisfactory to the Trustee, to the effect that the Noteholders in each of the Relevant Jurisdictions will not recognise income, gain or loss for tax purposes as a result of the merger or sale of assets and such Noteholders would, after the merger or sale of assets, be subject to taxes on the same amount and in the same manner and at the same times as would have been the case if such merger or sale of assets had not occurred; and

(iv) the Person (if other than the Issuer or the Guarantor) into which the Issuer or the Guarantor is merged or that acquired or leased such property and assets of the Issuer or the Guarantor, principally undertakes, in its ordinary course of business prior to the merger, acquisition or lease, as the case may be, a Core or Related Business.

(c) Condition 5.5(a) shall not apply to any transactions between any of the Subsidiaries of the Issuer (other than the Guarantor) that do not involve any Person that is not a Subsidiary of the Issuer.

5.6 Maintenance of Authorisations

(a) The Issuer shall, and shall procure that each of its respective Material Subsidiaries shall, take all necessary action to obtain and do or cause to be done all things necessary, in the opinion of the Issuer or the relevant Material Subsidiary, to ensure the continuance of its corporate existence, its business and intellectual property relating to its business; and

(b) the Issuer and the Guarantor shall obtain or make, and procure the continuance or maintenance of, all registrations, recordings, filings, consents, licences, approvals and authorisations, which may at any time be required to be obtained or made in Cyprus, Russia, Luxembourg or any other relevant jurisdiction for the purposes of the execution, delivery or performance of the Notes and the Trust Deed and for the validity and enforceability thereof,

provided that, in any case if the Issuer, the Guarantor or as the case may be, the relevant Material Subsidiary remedies any failure to comply with (a) and (b) above within 90 days of such failure or of the occurrence of such event, then this covenant shall be deemed not to have been breached.

5.7 Maintenance of Property

The Issuer shall, and shall cause each of its Material Subsidiaries to, cause all property used in the conduct of its or their business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as, in the judgment of the Issuer or the relevant Material Subsidiary, may be reasonably necessary so that the business carried on in connection therewith may be properly conducted at all times; provided that if the Issuer or the relevant Material Subsidiary remedies any failure to comply with the above within 90 days or any failure relates to property with a value not exceeding U.S.$50,000,000 (or its U.S. Dollar Equivalent), this covenant shall be deemed not to have been breached.

5.8 Payment of Taxes and Other Claims

The Issuer shall, and shall cause each of its respective Material Subsidiaries to, pay or discharge, or cause to be paid and discharged, before the same shall become overdue and without incurring penalties, (a) all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of any of the Issuer or its respective Material Subsidiaries and (b) all lawful claims for labour, materials and supplies which, if unpaid, might by law become a Lien (other than a Permitted Lien) upon the property of any of the Issuer or its Material Subsidiaries; provided that none of the Issuer or its Material Subsidiaries shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim described in Conditions 5.8(a) or 5.8(b) whose (i) amount, applicability or validity is being contested in good faith by appropriate proceedings (or has been the subject of such proceedings which have, within the then preceding 30 days, resulted in a final, nonappealable determination of liability in a definitively ascertained amount) and for which adequate reserves in accordance with IFRS as consistently applied or other appropriate provision has been made or (ii) amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$20,000,000 (or its U.S. Dollar Equivalent).

5.9 Insurance

The Issuer shall procure that each of its Material Subsidiaries shall obtain and maintain insurance with an insurer or insurers of sufficient standing (in the reasonable judgment of the relevant Material Subsidiary) against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged in the jurisdiction(s) where it operates; provided that if the Issuer remedies any failure to comply with the above within 90 days or if such potential losses or risks (which may be assessed by reference to the actual risks and losses borne by the relevant Material Subsidiary over the preceding 3 years) do not exceed U.S.$50,000,000 (or its U.S. Dollar Equivalent), this covenant shall be deemed not to have been breached.

5.10 Financial Information

The Issuer undertakes that it shall deliver to the Trustee:

(a) its audited annual consolidated financial statements, prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period, within 180 days of the end of the financial year to which such statements relate;

(b) its reviewed semi-annual consolidated financial statements, prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period, within 150 days of the end of the period to which such statements relate; and

(c) its other interim consolidated financial statements (if the Issuer elects in its sole discretion to prepare any such other interim consolidated financial statements), prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period, within 150 days of the end of the period to which such statements relate,

in each case together with a certificate signed by one director and one officer appointed and authorised in writing by the Board of Directors on terms satisfactory to the Trustee or two directors stating that since the date of the last certificate or, if none, the Issue Date each of the Guarantor and the Issuer, to the best of the signing individual's knowledge, has kept,. observed, performed and fulfilled its obligations under, and complied with, these Conditions and the Trust Deed and is not in default and that there has not been an Event of Default or Potential Event of Default (or, if an Event

of Default or Potential Event of Default shall have occurred, describing all such Events of Default or Potential Events of Default of which he may have knowledge).

5.11 Change of Business

The Issuer shall not, and shall not permit any of its Material Subsidiaries to, conduct, operate, engage in or own any business other than the Core or Related Business of the Group.

5.12 Dividend and Other Payments By or Affecting Material Subsidiaries

(a) The Issuer shall not, and shall not permit any of its Material Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction (which, for the avoidance of doubt, shall not include any encumbrance or restriction existing under or arising by reason of applicable law or regulation) on the ability of any such Material Subsidiary to:

(1) pay dividends or make any other distributions on its Equity Interests to the Issuer or any of the Issuer's Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits;

(2) make any payments in respect of any Indebtedness owed to the Issuer or any of the Issuer's Subsidiaries;

(3) make loans or advances to the Issuer or any of the Issuer's Subsidiaries; or

(4) transfer any of its properties or assets to the Issuer or any of the Issuer's Subsidiaries.

However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:

(A) any Indebtedness originally incurred prior to (and as in effect on) the Issue Date;

(B) these Conditions;

(C) customary non-assignment provisions in leases and other contracts for goods and services entered into in the ordinary course of business;

(D) any agreement for the sale or other disposition of a Material Subsidiary or any assets of the Issuer or a Material Subsidiary that restricts distributions of that Material Subsidiary or such assets pending such sale or other disposition;

(E) customary limitations on the distribution of assets or property in joint venture agreements entered into in good faith, provided that such encumbrance or restriction is applicable only to such Material Subsidiary, and provided further that:

(i) such encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable agreements (as determined by the Issuer's Board of Directors in good faith); and

(ii) such encumbrance or restriction will not affect the Issuer's ability to make any anticipated principal or interest payments on the Notes (as determined by the Issuer's Board of Directors in good faith);

(F) solely with respect to paragraph (4) above, Permitted Liens securing Indebtedness that limit the right of a debtor to dispose of the assets subject to such Liens;

(G) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(H) any encumbrances or restrictions of the type referred to in paragraphs (1) and (2) of this Condition 5.12(a) that are imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of contracts, instruments or obligations; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings taken as a whole are, in the good faith judgment of the Board of Directors of the Issuer, no more restrictive with respect to such encumbrances and restrictions than those contained in the

encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

(b) The Issuer shall use its commercially reasonable endeavours, to the extent lawful and in accordance with all required corporate procedures, (1) to procure that the Material Subsidiaries as a group declare and pay total dividends or other distributions on their Equity Interests (including, for the avoidance of doubt, any interim dividends or distributions) amounting in the aggregate to at least 35% of the aggregate annual net income of such Material Subsidiaries as calculated from the Reporting Package in respect of each year ending on 31 December not later than 365 days following the end of such year; provided that nothing in this Condition 5.12(b)(1) shall be interpreted to impose a requirement on any particular Material Subsidiary to make a payment or distribution as described herein and (2) to the extent such dividends or other distributions are paid in cash and received by a Subsidiary of the Issuer other than the Guarantor, to cause the portion of such cash dividends or other cash distributions actually received by such Subsidiary to be on-paid, directly or indirectly as the case may be, to the Issuer or Guarantor in accordance with the attributable direct or indirect ownership interest of the Issuer or the Guarantor, as the case may be, in the Equity Interests of each such payee Subsidiary; provided, that each payment of a dividend or other distribution on its Equity Interests paid by any Subsidiary of the Issuer pursuant to this Condition 5.12(b) shall be subject to reduction for payment of any withholding or other dividend-related tax or any other similar deduction that is required by applicable law or regulation.

6. INTEREST

6.1 Interest Rate and Interest Payment Dates

The Notes bear interest from and including 10 November 2015 at the rate of 8.25% per annum, payable semi-annually in arrear in equal instalments on 10 May and 10 November (each an "**Interest Payment Date**"). The first payment shall be made on 10 May 2006.

6.2 Interest Accrual

Each Note will cease to bear interest from and including its due date for redemption unless, upon due presentation, payment of the principal in respect of the Note is improperly withheld or refused or unless default is otherwise made in respect of payment, in which event interest shall continue to accrue as provided in the Trust Deed.

6.3 Calculation of Broken Interest

When interest is required to be calculated in respect of a period of less than six months, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed on the basis of a month of 30 days.

7. PAYMENTS

7.1 Principal and Interest

Payment of principal and interest due other than on an Interest Payment Date, will be made by transfer to the registered account of the Noteholder or by United States dollar cheque drawn on a bank in New York City mailed to the registered address of the Noteholder if it does not have a registered account. Payment of principal will only be made after surrender of the relevant Individual Certificate at the specified office of any of the Paying Agents.

Interest on Notes due on an Interest Payment Date will be paid on the due date for the payment of interest to the holder shown on the Register at the close of business on the fifteenth day before the due date for the payment of interest (the "**Interest Record Date**"). Payments of interest on each Note will be made by transfer to the registered account of the Noteholder or by United States dollar cheque drawn on a bank in New York City mailed to the registered address of the Noteholder if it does not have a registered account.

7.2 Registered Accounts

For the purposes of this Condition, a Noteholder's registered account means the United States dollar account maintained by or on behalf of it with a bank in New York City, details of which appear on the Register at the close of business on the second Business Day before the due date for payment, and a Noteholder's registered address means its address appearing on the Register at that time.

7.3 Payments subject to Applicable Laws

Payments in respect of principal and interest on the Notes are subject in all cases to any fiscal or other laws and regulations applicable in the place of payment, but without prejudice to the provisions of Condition 9.

7.4 Payment Initiation

Where payment is to be made by transfer to a Noteholder's registered account, payment instructions (for value on the due date or, if that is not a Business Day, for value on the first following day which is a Business Day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a Business Day, the first following day which is a Business Day) or, in the case of a payment of principal, if later, on the Business Day on which the relevant Individual Certificate is surrendered at the specified office of a Paying Agent.

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a Business Day, if the Noteholder is late in surrendering its Individual Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

If an amount which is due on the Notes is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

7.5 Initial Paying Agents, Transfer Agents and Registrar

The names of the initial Paying Agents, Transfer Agents and Registrar and their initial specified offices are set out at the end of these Conditions. The Issuer and the Guarantor reserve the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent, Transfer Agent or Registrar and to appoint additional or other Paying Agents, Transfer Agents and Registrars provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) there will at all times be Paying Agents and Transfer Agents having specified offices in at least two major European cities approved by the Trustee which, so long as the Notes are listed on the Official List of the UK Listing Authority and admitted to trading on the Regulated Market of the London Stock Exchange, shall include London; and

(c) the Issuer undertakes that it will ensure that it maintains a Paying Agent with a specified office in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

Notice of any termination or appointment and of any changes in specified offices of any Paying Agents, Transfer Agents or the Registrar will be given to the Noteholders promptly by the Issuer in accordance with Condition 14.

8. REDEMPTION AND PURCHASE

8.1 Redemption at Maturity

Unless previously redeemed or purchased and cancelled as provided below, the Issuer will redeem the Notes at their principal amount on 10 November 2015.

8.2 Redemption for Taxation Reasons

If the Issuer satisfies the Trustee immediately before the giving of the notice referred to below that:

(a) as a result of any change in, or amendment to, the laws or regulations of a Relevant Jurisdiction (as defined in Condition 9), or any change in the application or official interpretation of the laws or regulations of a Relevant Jurisdiction, which change or amendment becomes effective after 10 November 2005, on the next Interest Payment Date either (i) the Issuer would be required to pay additional amounts as provided or referred to in Condition 9 or (ii) the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself the Guarantor would be required to pay such additional amounts; and

(b) the requirement cannot be avoided by the Issuer or, as the case may be, the Guarantor taking reasonable measures available to it or them,

the Issuer may at its option, having given not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all the Notes, but not some only, at any time at their principal amount together with interest accrued to but excluding the date of redemption. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by one director and one officer appointed and authorised in writing by the Board of Directors on terms satisfactory to the Trustee or two directors of the Issuer or, as the case may be, the Guarantor stating that the requirement referred to in (a) above will apply on the next Interest Payment Date and cannot be avoided by the Issuer or, as the case may be, the Guarantor taking reasonable measures available to it or them, and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders and an opinion of independent legal advisors of recognised standing to the effect that the Issuer (or the Guarantor, as the case may be) has or will become obliged to pay such additional amounts as a result of such change or amendment. No such notice of redemption pursuant to this Condition shall be given (a) earlier than 90 days prior to the earliest date on which the Issuer, or as the case may be, the Guarantor, would be obliged to pay such additional amounts were a payment in respect of the Notes then due, or (b) if the Issuer has already given a notice of redemption as described in Condition 8.6.

8.3 Redemption at Make-Whole

The Issuer may redeem the Notes, in whole or in part, at any time on at least 30 days' but not more than 60 days' notice to Noteholders in accordance with Condition 14, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, plus accrued and unpaid interest to, the redemption date.

8.4 Purchases

The Issuer, the Guarantor or any of the Issuer's Subsidiaries may at any time purchase Notes in any manner and at any price. If purchases are made by tender, tenders must be available to all Noteholders alike.

8.5 Cancellations

All Notes which are (a) redeemed or (b) purchased by or on behalf of the Issuer, the Guarantor or any of the Issuer's Subsidiaries will forthwith be cancelled and accordingly may not be held, reissued or resold.

8.6 Notices Final

Upon the expiry of any notice as is referred to in Conditions 8.2 or 8.3 above, the Issuer shall be bound to redeem the Notes to which the notice refers in accordance with the terms of such paragraph.

9. TAXATION

9.1 Payment without Withholding

All payments in respect of the Notes by or on behalf of the Issuer or the Guarantor shall be made without withholding or deduction for, or on account of, any present or future taxes, duties,

assessments or governmental charges of whatever nature ("**Taxes**") imposed or levied by or on behalf of any Relevant Jurisdiction, unless the withholding or deduction of the Taxes is required by law. In that event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as may be necessary in order that the net amounts received by the Noteholders after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Notes in the absence of the withholding or deduction; except that no additional amounts shall be payable in relation to any payment in respect of any Note:

(a) to, or by or on behalf of, a holder who is liable to the Taxes in respect of the Note by reason of his having some connection with the Relevant Jurisdiction other than the mere holding of the Note; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) to, or on behalf of, a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union; or

(d) where an Individual Certificate in respect of which is presented for payment of principal more than 30 days after the Relevant Date (as defined below) except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of the period of 30 days.

9.2 Interpretation

In these Conditions:

(a) "**Relevant Date**" means the date on which the payment first becomes due but, if the full amount of the money payable has not been received by the Principal Paying Agent or the Trustee on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect has been duly given to the Noteholders by the Issuer in accordance with Condition 14; and

(b) "**Relevant Jurisdiction**" means Luxembourg or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Issuer) or Cyprus or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Guarantor) or in any case any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax to which the Issuer or the Guarantor, as the case may be, becomes subject in respect of payments made by it of principal and/or interest on the Notes.

9.3 Additional Amounts

Any reference in the Trust Deed or the Notes to any amounts payable in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable under this Condition or under any undertakings given in addition to, or in substitution for, this Condition pursuant to the Trust Deed or the Notes.

10. PRESCRIPTION

Claims in respect of principal and interest in respect of the Notes will become void unless made within periods of 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date in respect of the Notes, subject to the provisions of Condition 7.

11. EVENTS OF DEFAULT

11.1 Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-fifth in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified and/or secured to its satisfaction),

give notice to the Issuer and the Guarantor that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their principal amount, together with accrued interest as provided in the Trust Deed in any of the following events ("**Events of Default**"):

(a) if default is made in the payment of any interest due in respect of the Notes or any of them and the default shall continue for a period of five Business Days;

(b) if default is made in the payment of any principal due in respect of the Notes or any of them;

(c) (i) if default is made in the performance, or if there is a breach, of any covenant or agreement of the Issuer or the Guarantor under the Trust Deed (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in paragraphs (a), (b) or (c)(ii)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (A) to the Issuer and the Guarantor by the Trustee or (B) to the Issuer, the Guarantor and the Trustee by holders of at least one-fifth in aggregate principal amount of the outstanding Notes; or

(ii) if default is made in the performance or breach of the provisions described in Condition 5.5;

(d) if any default in the payment of the principal, premium, if any, or interest on any Indebtedness (as extended by any applicable grace period) shall have occurred under any of the agreements, deeds, indentures or instruments under which the Issuer, the Guarantor or any Material Subsidiary then has outstanding Indebtedness in excess of U.S.$20 million (or its U.S. Dollar Equivalent) in the aggregate;

(e) if the Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by the Issuer or the Guarantor not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by these Conditions and the Trust Deed;

(f) if one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of U.S.$20 million (or its U.S. Dollar Equivalent), either individually or in aggregate, shall be rendered against the Issuer, the Guarantor or any Material Subsidiary or any of their respective properties and shall not be discharged and (if applicable) there shall have been a period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(g) if any holder or holders of at least U.S.$20 million (or its U.S. Dollar Equivalent) in aggregate principal amount of Indebtedness of the Issuer, the Guarantor or any Material Subsidiary after a default under such Indebtedness notifies the Trustee of the intended sale or disposition of any assets of the Issuer, the Guarantor or any Material Subsidiary that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off, distress, execution or other similar process, including appointment of a receiver, administrative receiver, manager or similar officer), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of Indebtedness, assets of the Issuer, the Guarantor or any Material Subsidiary (including funds on deposit or held pursuant to lock-box or other similar arrangements);

(h) if (i) proceedings are initiated against the Issuer, the Guarantor or any Material Subsidiary under any applicable liquidation, insolvency, composition, reorganisation or other similar laws or an application is made (or documents filed with a court) for the appointment of an administrative or other receiver, manager, administrator or other similar official, or an administrative or other receiver, manager, administrator or other similar official is appointed in relation to the Issuer, the Guarantor or any Material Subsidiary or, as the case may be, in relation to the whole or any part of the undertaking or assets of any of them or an encumbrancer takes possession of the whole or any part of the undertaking or assets of any of them, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against the whole or any part of the undertaking or assets of any of them, and (ii) in any such case (other than the appointment of an administrator) unless initiated by the relevant company, is not discharged within 14 days; or

(i) if any event occurs which, under the laws of any Relevant Jurisdiction, has or may have in the Trustee's opinion, an analogous effect to any of the events referred to in paragraphs (e) to (h) above,

PROVIDED THAT, in the case of any Event of Default described in paragraph (c) above, the Trustee has certified that the Event of Default is, in its opinion, materially prejudicial to the interests of the Noteholders.

12. ENFORCEMENT

12.1 Enforcement by the Trustee

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer and/or the Guarantor (or either of them) as it may think fit to enforce the provisions of the Trust Deed and the Notes, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed or the Notes unless (a) it has been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-fifth in principal amount of the Notes then outstanding and (b) it has been indemnified and/or secured to its satisfaction.

12.2 Enforcement by the Noteholders

No Noteholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

13. REPLACEMENT OF INDIVIDUAL CERTIFICATES

If any Individual Certificate representing a Note is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar subject to all applicable laws and stock exchange or other relevant authority requirements, upon payment by the claimant of the costs and expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Individual Certificates must be surrendered before replacements will be issued.

14. NOTICES

Notices to Noteholders shall be mailed to them at their respective addresses in the Register and shall be deemed to have been given on the fourth weekday (being a day other than a Saturday or Sunday) after the date of mailing.

So long as the Notes are represented by the Global Note Certificates and the Global Note Certificates are held on behalf of DTC, Euroclear or Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to DTC, Euroclear or Clearstream, Luxembourg for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

15. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND DETERMINATION

15.1 Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the modification or abrogation by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed. The quorum at any meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing more than 50% in principal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons present whatever the principal amount of the Notes held or represented by him or them, except that, at any meeting the business of which includes the modification or abrogation of certain of the provisions of these Conditions and certain of the provisions of the Trust Deed (as specified in the Trust Deed), the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders will be binding on all Noteholders, whether or not they are present at the meeting.

15.2 Modification, Waiver, Authorisation and Determination

The Trustee may agree, without the consent of the Noteholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default shall not be treated as such (provided that, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders) or may agree, without any such consent as aforesaid, to any modification which, in its opinion, is of a formal, minor or technical nature or to correct a manifest error.

15.3 Trustee to have Regard to Interests of Noteholders as a Class

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular, but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders except to the extent already provided for in Condition 9 and/or any undertaking given in addition to, or in substitution for, Condition 9 pursuant to the Trust Deed.

15.4 Notification to the Noteholders

Any modification, abrogation, waiver, authorisation or determination shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 14.

16. INDEMNIFICATION OF THE TRUSTEE AND ITS CONTRACTING WITH THE ISSUER AND THE GUARANTOR

16.1 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified and/or secured to its satisfaction.

16.2 Trustee Contracting with the Issuer and the Guarantor

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (a) to enter into business transactions with the Issuer and/or the Guarantor and/or any of the Issuer's Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor and/or any of the Issuer's Subsidiaries, (b) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, and (c) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

17. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Noteholders to create and issue further notes ranking *pari passu* in all respects (save for the issue price and the first payment of interest thereon) so that the same shall be consolidated and form a single series with the Notes. Any such further notes shall be constituted by a deed supplemental to the Trust Deed.

18. GOVERNING LAW AND SUBMISSION TO JURISDICTION

18.1 Governing Law

The Trust Deed (including the Guarantee) and the Notes are governed by, and will be construed in accordance with, English law.

18.2 Jurisdiction of English Courts

Each of the Issuer and the Guarantor has irrevocably agreed in the Trust Deed for the benefit of the Trustee and the Noteholders that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed and the Notes and accordingly has submitted to the exclusive jurisdiction of the English courts.

Each of the Issuer and the Guarantor has in the Trust Deed waived any objection to the courts of England on the grounds that they are an inconvenient or inappropriate forum. The Trustee and the Noteholders may take any suit, action or proceeding arising out of or in connection with the Trust Deed or the Notes respectively (together referred to as "**Proceedings**") against the Issuer or the Guarantor in any other court of competent jurisdiction and concurrent Proceedings in any number of jurisdictions.

18.3 Appointment of Process Agent

Each of the Issuer and the Guarantor has, in the Trust Deed, irrevocably and unconditionally appointed Law Debenture Corporate Services Limited at 100 Wood Street, London EC2V 7EX for the time being as its agent for service of process in England in respect of any Proceedings and has undertaken that in the event of such agent ceasing so to act it will appoint such other person as the Trustee may approve as its agent for that purpose.

18.4 Arbitration

If any dispute or difference of whatever nature howsoever arises from or in connection with the Trust Deed or the Notes (each a "**Dispute**"), the Trustee and the Noteholders may elect, by notice in writing to the Issuer and the Guarantor, to settle such claim by arbitration in accordance with the following provisions. Each of the Issuer and the Guarantor agrees that (regardless of the nature of any Dispute) any Dispute may be settled by arbitration in accordance with UNCITRAL Arbitration Rules (the "**Rules**") as at present in force by a panel of three arbitrators (or sole arbitrator as the parties may agree) appointed in accordance with the Rules. The seat of any such arbitration shall be London, England. The procedural law of any such arbitration shall be English law. The language of any arbitral proceedings shall be English. The appointing authority for the purposes set forth in Article 7(2) of the Rules shall be the London Court of International Arbitration.

19. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes (or any of them), but this does not affect any right or remedy of any person which exists or is available apart from that Act.

20. DEFINITIONS

In these Conditions the following terms have the meaning given to them in this Condition 20.

12-Month Consolidated EBITDA means the aggregate Consolidated EBITDA for the two latest Measurement Periods preceding any date of determination for which consolidated financial statements of the Group are available.

Accounts Regulation means Article 3 of Regulation (EC) No. 1606/2002.

Affiliate of any specified Person means any other Person, directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that

beneficial ownership of 20% or more of the Capital Stock with voting power of a Person shall be deemed to be control.

Agency means any agency, authority, central bank, department, committee, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or not).

Aggregate Subsidiary Indebtedness means the aggregate amount of all Indebtedness of Subsidiaries of the Issuer (without duplication (and without limiting the generality of the foregoing, calculating as one item of Indebtedness any Indebtedness in respect of which more than one Subsidiary is obligor) and excluding (i) Indebtedness of the Guarantor, (ii) Indebtedness of any Finance Subsidiary, (iii) Indebtedness of any Subsidiary of the Issuer incurred pursuant to Condition 5.2(a)(3) and (iv) Indebtedness of a Subsidiary of the Issuer owing solely to the Issuer or a Subsidiary of the Issuer), after giving effect on a *pro forma* basis to the incurrence of the Indebtedness of a Subsidiary of the Issuer the permissibility of which is then measured, the incurrence or repayment of any Indebtedness of the Issuer or of the Subsidiaries of the Issuer on or after the first day of the Measurement Period relevant for such calculation and, in each case, the receipt and application of the proceeds therefrom.

Applicable Premium means, with respect to a Note on any redemption date, the greater of:

(a) 1.0% of the principal amount of such Note; and

(b) the excess of (i) the present value at such redemption date of the principal amount of the Note at maturity, plus all required interest payments that would otherwise be due to be paid in respect of such Note during the period between the redemption date and 10 November 2015, excluding accrued but unpaid interest at such redemption date, calculated using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points over (ii) the principal amount of such Note at maturity.

Approved Jurisdiction means the United States of America, Russia and any member state of the European Union as constituted on the Issue Date.

Asset Acquisition means (i) an Investment by the Issuer or any Subsidiary in any other Person pursuant to which such Person shall become a Subsidiary or shall be consolidated or merged with the Issuer or any Subsidiary or (ii) the acquisition by the Issuer or any Subsidiary of assets of any Person which constitute all or substantially all of the assets of such Person or which comprise a division or line of business of such Person.

Asset Sale means any lease, sale, sale and lease-back, transfer or other disposition either in one transaction or in a series of related transactions, by the Issuer, the Guarantor or any of their respective Subsidiaries to a Person that is not part of the Group, of any Production Assets the value of which exceeds 10% of the total Production Assets of the Group in any 12-month period (determined in each case by reference to the most recent publicly available audited annual financial statements or reviewed interim financial statements of the Issuer prepared in accordance with IFRS; provided that "Asset Sale" shall not include sales or other dispositions of inventory or stock in trade in the ordinary course of business or assignments of or other arrangements over the rights or revenues arising from contracts for the sale of steel products at Fair Market Value.

Board of Directors means, as to any Person, the board of directors of such Person or any duly authorised committee thereof.

Business Day means a day which is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in both London and New York City.

Capital Stock means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (however designated, whether voting or nonvoting) of such Person's equity, including any preferred stock of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Capital Stock but excluding any debt securities convertible into such Capital Stock.

Cash Equivalents means:

(a) any evidence of Indebtedness with a maturity of one year or less issued or directly and fully guaranteed or insured by an Approved Jurisdiction or any Agency or instrumentality thereof;

provided that the full faith and credit of an Approved Jurisdiction (or similar concept under the laws of the relevant Approved Jurisdiction) is pledged in support thereof;

(b) commercial paper with a maturity of one year or less issued by a corporation organised under the laws of an Approved Jurisdiction and rated at all times at least the same rating as that of the unsecured, unsubordinated debt obligations of the Issuer or the Guarantor, whichever is higher, by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service Limited or Fitch Ratings Ltd. to the extent that the aggregate amount of Cash Equivalents (as defined in this paragraph (b)) invested by application of Disposal Proceeds does not exceed at any time U.S.$50,000,000 or its U.S. Dollar Equivalent; and

(c) commercial paper with a maturity of one year or less, issued by a corporation organised under the laws of an Approved Jurisdiction, and at all times listed or traded on the Moscow Interbank Currency Exchange to the extent that the aggregate amount of Cash Equivalents (as defined in this paragraph (c)) invested by application of Disposal Proceeds does not exceed at any time U.S.$50,000,000 or its U.S. Dollar Equivalent.

Consolidated Depreciation and Amortisation means the consolidated depreciation and amortisation of fixed assets and intangibles of the Issuer as shown in the latest available consolidated profit and loss account of the Issuer prepared in accordance with IFRS.

Consolidated EBITDA means the Consolidated Net Income (Loss) for any period, as adjusted by adding back, to the extent deducted in calculating Consolidated Net Income (Loss), without duplication, for such period:

(a) Consolidated Interest Expense;

(b) Consolidated Income Tax Expense;

(c) Consolidated Depreciation and Amortisation,

less any non-cash items increasing (decreasing) Consolidated Net Income (Loss) for that period.

Consolidated Income Tax Expense means in respect of any period the expenses of the Issuer in respect of income taxes as shown in the consolidated profit and loss account of the Issuer for such period prepared in accordance with IFRS.

Consolidated Indebtedness means at any date of determination (and without duplication) all Indebtedness of the Issuer as calculated in accordance with the then most recently published consolidated financial statements of the Issuer prepared in accordance with IFRS.

Consolidated Interest Expense means, in relation to any period, the total of the following as calculated in accordance with the consolidated financial statements of the Issuer for such period prepared in accordance with IFRS:

(a) cash and non-cash interest expense (net of interest income) for the relevant period (excluding any amortisation of debt issuance costs), including, without limitation (whether or not interest expense in accordance with IFRS);

(b) amortisation of debt discount;

(c) the net costs associated with hedging agreements (including amortisation of fees and discounts);

(d) the interest portion of any deferred payment obligations;

(e) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(f) accrued interest;

(g) interest due and payable under any guarantee, indemnity or equivalent arrangement;

(h) the interest component of any capital lease obligation accrued during the relevant period; and

(i) all capitalised interest of the Issuer and its Subsidiaries (including, without limitation and for the avoidance of doubt, the Guarantor) in each case determined on a consolidated basis in accordance with IFRS.

Consolidated Net Income (Loss) means in respect of any period the consolidated net income (loss) of the Issuer for such period as shown in the then most recent consolidated profit and loss account of the Issuer prepared in accordance with IFRS adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication:

(a) gains or losses, net of taxes (less all fees and expenses relating thereto), in respect of dispositions of assets other than in the ordinary course of business;

(b) any net foreign exchange gain or loss;

(c) any gain or loss on net monetary position;

(d) any share of the profit or loss of any associated company, associated undertaking or unconsolidated joint venture;

(e) the cumulative effect of changes in accounting principles; and

(f) any extraordinary items (net of taxes) including, without limitation, any loss or gain on impairment of fixed assets charged to the profit and loss account.

Consolidated Net Indebtedness means at any date of determination (and without duplication), Consolidated Indebtedness of the Issuer, less cash and Cash Equivalents as calculated in accordance with the then most recently published consolidated financial statements of the Issuer prepared in accordance with IFRS.

Consolidated Tangible Assets means, with respect to a Person, the total of all such Person's assets less (a) goodwill, trade names, trademarks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets and (b) all write-ups of fixed assets, net of accumulated depreciation thereon, other than any revaluation made in accordance with IFRS, as reflected in the then most recent consolidated balance sheet of such Person and its consolidated Subsidiaries prepared in accordance with IFRS. For purposes of the calculation of Consolidated Tangible Assets, negative goodwill shall be assigned a value of zero.

Core or Related Business means the business of (a) producing steel and ferrous metal products, (b) investing in property, plant or equipment for the production of steel and ferrous metal products, (c) mining and processing of raw materials and manufacturing equipment for the production of steel and ferrous metal products, (d) conducting business connected with the consumption of steel and ferrous metal products, (e) industrial construction for the production of steel and ferrous metal products, (f) automobile, railway and ship transportation of steel and ferrous metal products in connection with the Group's production of steel and ferrous metal products, including, without limitation, transportation via the Nakhodka Commercial Sea Port or (g) evaluating, participating in or pursuing any other activity or opportunity that is related to those identified in paragraphs (a) to (f) above.

Disinterested Director means, with respect to any transaction or series of related transactions, a member of the Board of Directors of the Issuer who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions. A Person shall not be ineligible to constitute a Disinterested Director solely as a result of such Person owning any equity interests of the Issuer or any of its Subsidiaries or acting as an officer, director or employee of the Issuer or any of its Subsidiaries.

Disqualified Capital Stock means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, on or prior to the date that is 91 days after the date on which the Notes mature.

Equity Interests means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

Fair Market Value means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the competent management body of the relevant Issuer or the relevant competent management body of the Material Subsidiary (including a majority of

the Disinterested Directors, if applicable) whose determination shall be conclusive if evidenced by a resolution of such relevant competent management body, or, with respect to any transaction or series of related transactions involving an aggregate value in excess of U.S.$30,000,000 (or its U.S. Dollar Equivalent), the price as determined by an Independent Appraiser.

Finance Subsidiary means a wholly owned direct Subsidiary of the Issuer or the Guarantor the principal activities of which are the issuance for cash of notes, bonds, debentures, promissory notes and other debt securities and the borrowing of cash pursuant to loans, credit facilities and agreements, notes, certificates and other instruments evidencing Indebtedness and the lending of not less than 85% of the cash proceeds of such issuances and borrowings to the Issuer or the Guarantor.

Group means the Issuer and its direct and indirect consolidated Subsidiaries.

Guarantor means Mastercroft Limited, a company incorporated with limited liability in Cyprus.

Indebtedness means, with respect to any Person at any date of determination (without duplication):

(a) all indebtedness of such Person for borrowed money;

(b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(d) all obligations of such Person to pay the deferred and unpaid purchase price of property, assets or services, which purchase price is due more than 120 days after the earlier of the date of placing such property in service or taking delivery and title thereof or the completion of such services;

(e) all capitalised lease obligations of such Person;

(f) all Indebtedness of other Persons secured by a Lien granted by such Person on any asset (the value of which, for these purposes, shall be determined by reference to the balance sheet value of such asset in respect of the latest half year period of the Person providing the Lien) of such Person, whether or not such Indebtedness is assumed by such Person;

(g) all Indebtedness of other Persons guaranteed or indemnified by such Person to the extent such Indebtedness is guaranteed or indemnified by such Person;

(h) to the extent not otherwise included in this definition, net obligations under any currency or interest rate hedging agreements; and

(i) any amount raised under any other transaction (including, but without limitation to, any forward sale or purchase agreement) having the economic or commercial effect of a borrowing.

For the avoidance of doubt Indebtedness of any Person does not include (i) trade account payables arising solely in the ordinary course of business of such Person and maturing in less than 120 days (other than promissory notes and similar obligations incurred for the purpose of a borrowing) and (ii) for the purposes of Condition 5.2 only, restructured tax payable reported in the most recent balance sheet prepared in accordance with IFRS of such Person.

For the purpose of determining compliance with any U.S. Dollar-denominated restriction on Indebtedness, the U.S. Dollar Equivalent of Indebtedness denominated in another currency shall be calculated.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations as described above, the maximum liability upon the occurrence of the contingency giving rise to the obligation.

Independent Appraiser means any of PricewaterhouseCoopers LLC, KPMG LLC, Deloitte & Touche LLP or such investment banking, accountancy or appraisal firm of international standing selected by the Issuer or the Guarantor or the relevant competent management body of the relevant Material Subsidiary (with the prior written consent of the Trustee, which consent shall not be unreasonably withheld), provided it is not an Affiliate of the Issuer, the Guarantor or any Material Subsidiary.

IFRS means the International Financial Reporting Standards as in effect from time to time.

Investment means, with respect to any Person, directly or indirectly, any advance (other than advances to customers in the ordinary course of business), loan (including guarantees), or other extension of credit (including guarantees) or capital contribution to (by means of any transfer of cash) or other property to others or any payment for property or services for the account or use of others, or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures, or other securities (including, without limitation, any interests in any partnership or joint venture) or evidence of indebtedness issued or owned by any Person and all other items that would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that:

(a) hedging obligations entered into in the ordinary course of business and in compliance with these Conditions and the Guarantee; and

(b) endorsements of negotiable instruments in the ordinary course of business,

shall in each case be deemed not to be an Investment.

Issue Date means 10 November 2005.

Issuer means Evraz Group S.A., a société anonyme incorporated with limited liability in the Grand Duchy of Luxembourg.

Leverage Ratio means the ratio of Consolidated Indebtedness to 12-month Consolidated EBITDA of the Issuer after giving effect on a *pro forma* basis to:

(a) the incurrence of any Indebtedness the permissibility of which is then being measured, the incurrence or repayment of any other Indebtedness on or after the first day of the Measurement Period relevant for such calculation and, in each case, the receipt and application of the proceeds therefrom, and

(b) the exclusion of Consolidated EBITDA associated with any Asset Sales or the inclusion of Consolidated EBITDA associated with any Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the incurrence or assumption of Indebtedness) on or after the first day of the Measurement Period relevant for such calculation, provided, however, that any such *pro forma* Consolidated EBITDA in respect of an Asset Acquisition may only be so included if such *pro forma* Consolidated EBITDA shall have been derived from financial statements of, or relating to or including, such acquired entity, that have been prepared in accordance with IFRS, U.S. GAAP or any body of accounting principles that has been determined by the European Commission to be equivalent to IFRS as provided in the Accounts Regulation (without regard to any modifications to such principles that may be required after the date of such financial statements in connection with or pursuant to such determination).

Lien means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest) securing any obligation of any Person.

Material Subsidiary means at any relevant time a direct or indirect Subsidiary of the Issuer:

(a) whose total consolidated assets represent not less than 10% of the total consolidated assets of the Issuer, or whose gross consolidated revenues represent not less than 10% of the gross consolidated revenues of the Issuer, (determined by reference to the most recent publicly available annual or interim financial statements of the Issuer, prepared in accordance with IFRS and the latest financial statements of the Subsidiary); or

(b) to which is transferred all or substantially all the assets and undertakings of a Subsidiary which immediately prior to such transfer is a Material Subsidiary.

Measurement Period means each financial half-year ending on 30 June or 31 December for which consolidated financial statements of the Issuer (or the other relevant Person in respect of which the particular calculation is to be made, as the case may be) prepared in accordance with IFRS are available. For the avoidance of doubt, any non-balance sheet financial information for a Measurement Period ending on 31 December of any year shall be calculated by subtracting (a) the relevant information for the Measurement Period ending on 30 June of that year from (b) the equivalent information for that year.

Net Leverage Ratio means the ratio of Consolidated Net Indebtedness to 12-month Consolidated EBITDA of the Issuer after giving effect on a *pro forma* basis to:

(a) the incurrence or repayment of any Indebtedness on or after the first day of the Measurement Period relevant for such calculation and the receipt and application of the proceeds therefrom, and

(b) the exclusion of Consolidated EBITDA associated with any Asset Sales or the inclusion of any Consolidated EBITDA associated with any Asset Acquisitions on or after the first day of the Measurement Period relevant for such calculation, provided, however, that any such *pro forma* Consolidated EBITDA shall have been derived from financial statements of, or relating to or including, such acquired entity, that have been prepared in accordance with IFRS, U.S. GAAP or any body of accounting principles that has been determined by the European Commission to be equivalent to IFRS as provided in the Accounts Regulation (without regard to any modifications to such principles that may be required after the date of such financial statements in connection with or pursuant to such determination).

Permitted Liens means:

(a) Liens granted by a Subsidiary in favour of the Issuer or the Guarantor or a Subsidiary of the Issuer or the Guarantor or by the Issuer or the Guarantor in favour of a Subsidiary of the Issuer or of the Guarantor with respect to the property or assets, or any income or profits therefrom, of the Issuer or the Guarantor or such Subsidiary, as the case may be;

(b) any Lien existing on the Issue Date;

(c) Liens imposed by law, including but without limitation, Liens of landlords and carriers, warehousemen, mechanics, suppliers, material men, repairmen or other similar Liens arising in the ordinary course of business;

(d) any Lien on any property, income or assets of any Person existing at the time such Person is acquired, merged or consolidated with or into the Issuer, the Guarantor or any of their respective Subsidiaries and not created in contemplation of such event; provided that no such Lien shall extend to any other property, income or assets of such Person or to any other property or assets of the Subsidiaries of such Person or the Issuer, the Guarantor or any of their respective Subsidiaries;

(e) any Lien existing on any property, income or assets prior to the acquisition thereof by the Issuer, the Guarantor or any of their respective Subsidiaries and not created in contemplation of such acquisition; provided that no such Lien shall extend to any other property, income or assets of the Issuer, the Guarantor or any of their respective Subsidiaries;

(f) any extension, renewal or replacement of any Lien described in paragraphs (a) to (e) above, provided that (i) such extension, renewal or replacement shall be no more restrictive to the relevant Person in any material respect than the original Lien, (ii) the amount of Indebtedness secured by such Lien is not increased and (iii) if the property or assets securing the Indebtedness subject to such Lien are changed in connection with such refinancing, extension or replacement, the Fair Market Value of such property, income or assets is not increased;

(g) any Lien on the property, income or assets of the Issuer, the Guarantor or any of their respective Subsidiaries securing Indebtedness of the Issuer, the Guarantor or any of their respective Subsidiaries incurred in an aggregate principal amount outstanding at any one time not to exceed 20% of the total assets of the Issuer (determined on a consolidated basis by reference to the then most recent publicly available annual or interim financial statements of the Issuer prepared in accordance with IFRS). For the avoidance of doubt this paragraph (g) does not include any Lien created in accordance with paragraphs (a) to (f) or (h) to (n) hereof;

(h) any Lien on the property, income or assets of the Issuer, the Guarantor or any of their respective Subsidiaries securing working capital facilities which make advances of a tenor of 180 days or less with an aggregate principal amount outstanding at any time not to exceed U.S.$400 million or its U.S. Dollar Equivalent;

(i) any Lien on any property or assets of the Issuer, the Guarantor or any of their respective Subsidiaries securing Indebtedness incurred for the purpose of financing all or part of the acquisition, maintenance, repair or construction of such property or assets provided that (i) such

Lien is created solely for the purpose of securing Indebtedness incurred by the Issuer, the Guarantor or the relevant Subsidiary in compliance with Condition 5.2, (ii) no such Lien shall extend to any other property or assets of the Issuer, the Guarantor or any of their relevant Subsidiaries, (iii) the aggregate principal amount of all Indebtedness secured by Liens under this paragraph (i) on such property or assets does not exceed the purchase price of such property or assets (including customs duties, transport, insurance, construction and installation costs and other incidental costs and expenses of purchase and any VAT or similar taxes thereon) and (iv) such Lien attaches to such property or assets concurrently with the maintenance or repair thereof or within 90 days after the acquisition or commencement of construction thereof, as the case may be;

(j) any Lien granted in favour of a Person providing Project Financing if the Lien is solely on the property, income, assets or revenues of the project for which the financing was incurred provided that (i) the person or persons providing such financing limits its recourse solely to the property, income, assets or revenues subject to such Lien, (ii) such Lien is created solely for the purpose of securing Indebtedness incurred by the Issuer, the Guarantor or a Subsidiary of the Issuer or the Guarantor in compliance with Condition 5.2, and (iii) no such Lien shall extend to any other property, income, assets or revenues of the Issuer, the Guarantor or their respective Subsidiaries;

(k) any Lien upon any steel, ferrous metal, iron ore or coal export contract with or through Ferrotrade Gibraltar or any other Material Subsidiary (including contracts for sale, transportation or exchange, utilisation and pooling declarations and agreements), and any related inventory and products, and proceeds thereof, which contract is entered into from time to time between any of the Issuer, the Guarantor or their respective Subsidiaries, on the one hand, and a purchaser in the ordinary course of the business of the Issuer, the Guarantor or such Subsidiaries, as the case may be, on the other hand, in a form that is customary in the steel, iron ore mining or coal mining industry, as applicable;

(l) any Lien in respect of obligations arising under hedging agreements so long as the related Indebtedness is permitted to be incurred under these Conditions and any such hedging agreement is not speculative;

(m) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group;

(n) any Lien for *ad valorem*, income or property taxes or assessments, customs charges and similar charges which either are not delinquent or are being contested in good faith by appropriate proceedings for which the Issuer, the Guarantor or Subsidiary of the Issuer or Guarantor has set aside in its accounts reserves to the extent required by IFRS.

Person means any individual, corporation, partnership, joint venture, trust, unincorporated organisation or government or any Agency or political subdivision thereof.

Potential Event of Default means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, could constitute an Event of Default.

Production Assets means property, plant and equipment of the Group determined in accordance with IFRS.

Project Financing means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing limits its recourse solely to the asset or project financed and the revenues derived from such asset or project.

Qualified Securitisation Transaction means any asset securitisation transaction or series of asset securitisation transactions that may be entered into by the Issuer, the Guarantor or any Material Subsidiary pursuant to which such person may sell or otherwise transfer or dispose its accounts receivables and other related assets to (a) a Securitisation Entity (in the case of a transfer by the Issuer, the Guarantor or any Material Subsidiary) or (b) any other Person (in the case of a transfer by a Securitisation Entity).

Reporting Package means, for any period, the financial statements of a Material Subsidiary prepared in accordance with IFRS and used in preparing the consolidated financial statements of the Issuer for such period prepared in accordance with IFRS.

Russia shall mean the Russian Federation and any province or political subdivision or Agency thereof or therein, and "Russian" shall be construed accordingly.

Securitisation Entity means a wholly owned Material Subsidiary, or a wholly owned Subsidiary of another Person in which the Issuer, the Guarantor or any Affiliate of the Issuer or the Guarantor makes an Investment, and in each case to which the Issuer, the Guarantor or any Affiliate of the Issuer or the Guarantor transfers accounts receivables and related assets, that engages in no activities other than in connection with the financing of accounts receivables which is designated by the Board of Directors of the Issuer or the Guarantor (as provided below) as a Securitisation Entity; and

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(i) is guaranteed by the Issuer, the Guarantor or any Material Subsidiary;

(ii) gives recourse to or obliges the Issuer, the Guarantor or any Material Subsidiary (other than such Securitisation Entity) in any way; or

(iii) subjects any property or asset of the Issuer, the Guarantor or any Material Subsidiary (other than such Securitisation Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof,

in each case other than pursuant to representations, warranties, covenants and indemnities by the Issuer, the Guarantor or any Material Subsidiary that are reasonably customary in an accounts receivables securitisation transaction;

(b) with which none of the Issuer, the Guarantor or any Material Subsidiary (other than such Securitisation Entity) has any material contract, agreement, arrangement or understanding other than on terms no less favourable to the Issuer, the Guarantor or the relevant Material Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer or the Guarantor, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(c) to which none of the Issuer, the Guarantor or the Material Subsidiaries (other than such Securitisation Entity) has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

Any designation of a Material Subsidiary or an Affiliate as a Securitisation Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the relevant Board of Directors giving effect to the designation and any officers' certificate certifying that the designation complied with the preceding conditions and was permitted by these Conditions.

Subsidiary of any Person means (a) any corporation more than 50% of the outstanding voting power of the Capital Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, (b) any limited partnership of which such Person or any Affiliate of such Person is a general partner, (c) any other Person in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof or (d) any Person whose financial statements are required by IFRS to be consolidated into the financial statements of such Person.

Subsidiary Indebtedness Threshold means (a) prior to the second anniversary of the Issue Date, 37.5% of the Issuer's Consolidated Tangible Assets, (b) on and after the second anniversary, and prior to the fourth anniversary, of the Issue Date, 35% of the Issuer's Consolidated Tangible Assets, (c) on and after the fourth anniversary, and prior to the sixth anniversary, of the Issue Date, 32.5% of the Issuer's Consolidated Tangible Assets, (d) on and after the sixth anniversary, and prior to the eighth anniversary, of the Issuer Date, 30% of the Issuer's Consolidated Tangible Assets and (e) on and after the eighth anniversary of the Issue Date, 25% of the Issuer's Consolidated Tangible Assets.

Treasury Rate means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity most nearly equal to the period from the redemption date to 10 November 2015. The Issuer will obtain such yield to maturity from the information compiled and published in the most

recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the redemption date. If such Statistical Release is no longer published, the Issuer will use any publicly available source or similar market data. If the period from the redemption date to 10 November 2015 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Issuer will obtain the Treasury Rate by linear interpolation, calculated to the nearest one-twelfth of a year, from the weekly average yields of U.S. Treasury securities for which such yields are given. If the period from the redemption date to 10 November 2015 is less than one year, the Issuer will use the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year to make such calculation.

U.S. Dollar Equivalent means with respect to any amount denominated in a currency other than U.S. Dollars, at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such other currency involved into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with such other currency as most recently published under "Currency Rates" in the section of the *Financial Times* entitled "Currencies, Bonds & Interest Rates".

U.S. GAAP means United States generally accepted accounting principles as in effect from time to time.

TRANSFER RESTRICTIONS

Rule 144A Notes

Each purchaser of Rule 144A Notes, by accepting delivery of this Prospectus and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is (a) a qualified institutional buyer within the meaning of Rule 144A (a "QIB"), (b) acting for its own account, or for the account of a QIB, (c) not formed for the purpose of investing in the Issuer, and (d) aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A.

(2) It understands that the Rule 144A Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB or, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act, in each case in accordance with any applicable securities laws of any State or another jurisdiction of the United States.

(3) It understands that the Rule 144A Notes, unless otherwise agreed between the Issuer and the Trustee in accordance with applicable law, will bear a legend to the following effect:

THIS NOTE AND THE GUARANTEE IN RESPECT THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A (A "QIB"), THAT IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER RULE 144 (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE NOTES.

(4) It acknowledges that the Issuer, the Guarantor, the Registrar (as defined in the Conditions), the Managers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Rule 144A Notes is no longer accurate, it shall promptly notify the Issuer, the Guarantor and the Managers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each account.

(5) It understands that the Rule 144A Notes will be evidenced by a global Note Certificate (the "Rule 144A Global Note Certificate"). Before any interest in the Rule 144A Global Note Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

The Global Note Certificates

The Notes will be evidenced on issue by the Regulation S Global Note Certificate (deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg) and the Rule 144A Global Note Certificate (deposited with a custodian for, and registered in the name of Cede & Co. as nominee of, DTC).

Beneficial interests in the Regulation S Global Note Certificate may be held only through Euroclear or Clearstream, Luxembourg at any time. See "Clearing and Settlement—Book-Entry Procedures for the Global Note Certificates". By acquisition of a beneficial interest in the Regulation S Global Note Certificate, the purchaser thereof will be deemed to represent, among other things, that it is not a U.S. person, and that, if it determines to transfer such beneficial interest prior to the expiration of the 40 day restricted period, it will transfer such interest only to a person whom the seller reasonably believes (a) to be a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (b) to be a person who takes delivery in the form of an interest in the Rule 144A Global Note Certificate (if applicable). See "Transfer Restrictions".

Beneficial interests in the Rule 144A Global Note Certificate may only be held through DTC at any time. See "Clearing and Settlement—Book-Entry Procedures for the Global Note Certificates". By acquisition of a beneficial interest in the Rule 144A Global Note Certificates, the purchaser thereof will be deemed to represent, among other things, that it is a QIB and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed. See "Transfer Restrictions".

Beneficial interests in each Global Note Certificate will be subject to certain restrictions on transfer set forth therein and in the Trust Deed, and with respect to Rule 144A Notes, as set forth in Rule 144A, and the Notes will bear the legends set forth thereon regarding such restrictions set forth under "Transfer Restrictions". A beneficial interest in the Regulation S Global Note Certificate may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note Certificate in denominations greater than or equal to the minimum denominations applicable to interests in the Rule 144A Global Note Certificate and only upon receipt by the Registrar of a written certification (in the form provided in the Agency Agreement) to the effect that the transferor reasonably believes that the transferee is a QIB and that such transaction is in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Beneficial interests in the Rule 144A Global Note Certificate may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note Certificate only upon receipt by the Registrar of a written certification (in the form provided in the Agency Agreement) from the transferor to the effect that the transfer is being made to a non-U.S. person and in accordance with Regulation S.

Any beneficial interest in the Regulation S Global Note Certificate that is transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note Certificate will, upon transfer, cease to be an interest in the Regulation S Global Note Certificate and become an interest in the Rule 144A Global Note Certificate, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Rule 144A Global Note Certificate for as long as it remains such an interest. Any beneficial interest in the Rule 144A Global Note Certificate that is transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note Certificate will, upon transfer, cease to be an interest in the Rule 144A Global Note Certificate and become an interest in the Regulation S Global Note Certificate and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Regulation S Global Note Certificate for so long as it remains such an interest. No service charge will be made for any registration of transfer or exchange of Notes, but the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Except in the limited circumstances described below, owners of beneficial interests in Global Note Certificates will not be entitled to receive physical delivery of certificated Notes in definitive form (the "Individual Certificates"). The Notes are not issuable in bearer form.

In the event that a Global Note Certificate is exchanged for Individual Certificates, such Individual Certificates shall be issued in denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. Noteholders who hold Notes in the relevant clearing system in amounts that are not integral multiples of U.S.$100,000 or U.S.$1,000 in excess thereof may need to purchase or sell, on or before the

relevant Exchange Date (as defined below), a principal amount of Notes such that their holding is an integral multiple of U.S.$100,000 or U.S.$1,000 in excess thereof.

Amendments to Conditions

Each Global Note Certificate contains provisions that apply to the Notes that they represent, some of which modify the effect of the above Conditions of the Notes. The following is a summary of those provisions:

Payments. Payments of principal and interest in respect of Notes evidenced by a Global Note Certificate will be made against presentation for endorsement by the Principal Paying and Transfer Agent and, if no further payment falls to be made in respect of the relevant Notes, surrender of such Global Note Certificate to or to the order of the Principal Paying and Transfer Agent or such other Paying and Transfer Agent as shall have been notified to the relevant Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the relevant Global Note Certificate, which endorsement will be prima facie evidence that such payment has been made in respect of the relevant Notes.

Notices. So long as any Notes are evidenced by a Global Note Certificate and such Global Note Certificate is held by or on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders in substitution for delivery thereof as required by Condition 14 of such Notes.

Meetings. The holder of each Global Note Certificate will be treated as being two persons for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of Noteholders and in any such meeting as having one vote in respect of each U.S.$1,000 for which the relevant Global Note Certificate may be exchangeable.

Trustee Powers. In considering the interests of Noteholders while the Global Note Certificates are held on behalf of a clearing system, the Trustee, to the extent it considers it appropriate to do so in the circumstances, may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to each Global Note Certificate and may consider such interests as if such accountholders were the holders of any Global Note Certificate.

Cancellation. Cancellation of any Note required by the Conditions of the Notes to be cancelled will be effected by reduction in the principal amount of the applicable Global Note Certificate.

Tradable Amounts

So long as the Notes are represented by a Global Note Certificate and the relevant clearing system(s) so permit, the Notes shall be tradable only in principal amounts of at least U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

Exchange for Individual Certificates

Exchange

Each Global Note Certificate will be exchangeable, free of charge to the holder, in whole but not in part, for Notes in definitive form if: (i) a Global Note Certificate is held by or on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by the holder giving notice to the Registrar or any transfer agent or (ii) if the Issuer would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 9 which would not be suffered were the Notes in definitive form and a notice to such effect signed by two directors of the Issuer or by any person(s) empowered by the board of directors of the Issuer to sign on behalf of the Issuer is delivered to the Trustee, by the Issuer giving notice to the Registrar or the Transfer Agent and the Noteholders of its intention to exchange the relevant Global Note Certificate for Individual Certificates on or after the Exchange Date (as defined below) specified in the notice.

The Registrar will not register the transfer of, or exchange of interests in, a Global Note Certificate for Individual Certificates for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the Notes.

"**Exchange Date**" means a day falling not later than 90 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar or the Transfer Agent is located.

Delivery

In such circumstances, the relevant Global Note Certificate shall be exchanged in full for Individual Certificates and the Issuer will, free of charge to the Noteholders (but against such indemnity as the Registrar or any relevant Transfer Agent may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such exchange), cause sufficient Individual Certificates to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Noteholders. A person having an interest in a Global Note Certificate must provide the Registrar with (a) a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such Notes and (b) in the case of the Rule 144A Global Note Certificate only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A to a QIB. Individual Certificates issued in exchange for a beneficial interest in the Rule 144A Global Note Certificate shall bear the legend applicable to transfers pursuant to Rule 144A, as set out under "Transfer Restrictions".

Legends

The holder of an Individual Certificate may transfer the Notes evidenced thereby in whole or in part in the applicable minimum denomination by surrendering it at the specified office of the Registrar or any Transfer Agent, together with the completed form of transfer thereon. Upon the transfer, exchange or replacement of a Rule 144A Individual Certificate bearing the legend referred to under "Transfer Restrictions", or upon specific request for removal of the legend on a Rule 144A Individual Certificate, the Issuer will deliver only Rule 144A Individual Certificates that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

CLEARING AND SETTLEMENT

Book-Entry Procedures for the Global Note Certificates

Custodial and depository links are to be established between DTC, Euroclear and Clearstream, Luxembourg to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading. See "—Book-Entry Ownership" and "—Settlement and Transfer of Notes".

Investors may hold their interests in such Global Note Certificates directly through DTC, Euroclear or Clearstream, Luxembourg if they are accountholders ("Direct Participants") or indirectly ("Indirect Participants" and together with Direct Participants, "Participants") through organisations which are accountholders therein.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book-entry transfer between their respective accountholders. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.

DTC

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic computerised book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC Direct Participant, either directly or indirectly.

Investors may hold their interests in the Rule 144A Global Note Certificate directly through DTC if they are Direct Participants in the DTC system, or as Indirect Participants through organisations which are Direct Participants in such system.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants and only in respect of such portion of the aggregate principal amount of the Rule 144A Global Note Certificate as to which such Participant or Participants has or have given such direction. However, in the circumstances described under "Summary of Provisions Relating to the Notes while in Global Form—Exchange for Individual Certificates", DTC will surrender the Rule 144A Individual Certificate for exchange for individual Rule 144A Definitive Note Certificates (which will bear the legend applicable to transfers pursuant to Rule 144A).

Book-Entry Ownership

Euroclear and Clearstream, Luxembourg

The Regulation S Global Note Certificate representing the Regulation S Notes will have an ISIN and a Common Code and will be registered in the name of a nominee for, and deposited with a common depositary on behalf of, Euroclear and Clearstream, Luxembourg.

The address of Euroclear is 1 Boulevard du Roi Albert 11, B-1210 Brussels, Belgium, and the address of Clearstream, Luxembourg is 42 Avenue J.F. Kennedy, L-1855, Luxembourg.

DTC

The Rule 144A Global Note Certificate representing the Rule 144A Notes will have an ISIN, Common Code and a CUSIP number and will be deposited with a custodian (the "Custodian") for, and registered in the name of Cede & Co. as nominee of, DTC. The Custodian and DTC will electronically record the principal amount of the Notes held within the DTC System. The address of DTC is 55 Water Street, New York, New York 10041, United States of America.

Relationship of Participants with Clearing Systems

Each of the persons shown in the records of DTC, Euroclear, Clearstream, Luxembourg as the holder of a Note evidenced by a Global Note Certificate must look solely to DTC, Euroclear or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Issuer to the holder of such Global Note and in relation to all other rights arising under such Global Note Certificate, subject to and in accordance with the respective rules and procedures of DTC, Euroclear or Clearstream, Luxembourg (as the case may be). The Issuer expects that, upon receipt of any payment in respect of Notes evidenced by a Global Note Certificate, the common depositary by whom such Note is held, or nominee in whose name it is registered, will immediately credit the relevant Participants' or accountholders' accounts in the relevant clearing system with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Note Certificate as shown on the records of the relevant common depositary or its nominee. The Issuer also expects that payments by Direct Participants in any clearing system to owners of beneficial interests in any Global Note Certificate held through such Direct Participants in any clearing system will be governed by standing instructions and customary practices. Save as aforesaid, such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are evidenced by such Global Note Certificate and the obligations of the Issuer will be discharged by payment to the registered holder, as the case may be, of such Global Note Certificate in respect of each amount so paid. None of the Issuer, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in any Global Note Certificate or for maintaining, supervising or reviewing any records relating to such ownership interests.

Settlement and Transfer of Notes

Subject to the rules and procedures of each applicable clearing system, purchases of Notes held within a clearing system must be made by or through Direct Participants, which will receive a credit for such Notes on the clearing system's records. The ownership interest of each actual purchaser of each such Note (the "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records.

Beneficial Owners will not receive written confirmation from any clearing system of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction.

Transfers of ownership interests in Notes held within the clearing system will be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in such Notes, unless and until interests in any Global Note Certificate held within a clearing system are exchanged for Individual Certificates.

No clearing system has knowledge of the actual Beneficial Owners of the Notes held within such clearing system and their records will reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by the clearing systems to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Note Certificate to such

persons may be limited. As DTC can only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, the ability of a person having an interest in the Rule 144A Global Note Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by a lack of physical certificate in respect of such interest.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC Participants

Secondary market sales of book-entry interests in the Notes between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement system in same-day funds, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in Notes are to be transferred from the account of a DTC Participant holding a beneficial interest in the Rule 144A Global Note Certificate to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in the Regulation S Global Note Certificate (subject to the certification procedures provided in the Agency Agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC Participant and the relevant Euroclear or Clearstream, Luxembourg Participant. On the settlement date, the custodian of the Rule 144A Global Note Certificate will instruct the Registrar to (i) decrease the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note Certificate of the relevant class and (ii) increase the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note Certificate. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear/Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC Participant wishing to purchase a beneficial interest in the Rule 144A Global Note Certificate (subject to the certification procedures provided in the Agency Agreement), the Euroclear or Clearstream, Luxembourg Participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 p.m., Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the Registrar to arrange delivery to the DTC Participant on the settlement date. Separate payment arrangements are required to be made between the DTC Participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will (a) transmit appropriate instructions to the custodian of the Rule 144A Global Note Certificate who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC Participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note Certificate; and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note Certificate.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Note Certificates among Participants and

accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedure, and such procedures may be discontinued at any time. None of the Issuer, the Trustee or any Agent will have the responsibility for the performance by DTC, Euroclear, Clearstream, Luxembourg or their respective Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the Closing Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise.

Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until three days prior to the Closing Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary.

Purchasers of Notes may be affected by such local settlement practices, and purchasers of Notes between the relevant date of pricing and the Closing Date should consult their own advisers.

SUBSCRIPTION AND SALE

ING Bank N.V., London Branch, UBS Limited, ABN AMRO Bank N.V. and Renaissance Securities (Cyprus) Limited (together the "Managers") have, pursuant to a Subscription Agreement between the Issuer, the Guarantor and the Managers (the "Subscription Agreement") dated 7 November 2005, agreed to subscribe or procure subscribers for the Notes at the issue price of 98.338% of the principal amount of the Notes less a combined management and underwriting commission of 0.6% of the principal amount of the Notes. The Issuer will also reimburse the Managers in respect of certain of their expenses and the Issuer and, failing which, the Guarantor have agreed to indemnify the Managers against certain liabilities, incurred in connection with the issue of the Notes. The Subscription Agreement may be terminated in certain circumstances set out therein prior to payment of the Issuer.

The Managers and their affiliates have from time to time performed and in the future may perform various financial advisory, commercial banking and investment banking services for Evraz and its shareholders and affiliates, for which they have received and/or will receive fees and expenses.

United States

The Notes and the Guarantee have not been and will not be registered under the Securities Act, the securities laws of any State or other jurisdiction of the United States or the securities laws of any other jurisdiction. Each Manager has agreed that:

- the Notes may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the Securities Act or in transactions not subject to those registration requirements; and
- the Notes are being offered and sold outside of the United States in reliance on Regulation S. The Subscription Agreement provides that the Lead Managers may, directly or through their respective U.S. broker-dealer affiliates, arrange for the offer and resale of Notes within the Unitd States only to qualified institutional buyers in reliance on Rule 144A.

Terms used in this section have the meanings given to them by Regulation S.

In addition, until 40 days after commencement of the offering of the Notes, an offer or sale of the Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act, if such offer or sale is made otherwise than in accordance with Rule 144A.

This Prospectus has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States, the resale of the Notes in the United States and for the listing of Notes on the London Stock Exchange. The Issuer and the Managers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Prospectus does not constitute an offer to any person in the United States or to any U.S. person other than any QIB and to whom an offer has been made directly by one of the Managers or its U.S. broker-affiliate. Distribution of this Prospectus by any non-U.S. person outside the United States or by any QIB in the United States to any U.S. person or to any other person within the United States, other than any QIB and those persons, if any, retained to advise such non-U.S. person or QIB with respect thereto, is unauthorised and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, other than any QIB and those persons, if any, retained to advise such non-U.S. person or QIB, is prohibited.

United Kingdom

Each Manager has represented and agreed that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor.

Cyprus

Each Manager has represented and agreed that in relation to the Notes, it will not provide from within Cyprus all or any "Investment Services" and "Non-Core Services" (as such terms are defined in the Investment Firms Law, Act No. 148 (I) of 2002, as amended (the "IFL")) or otherwise provide Investment Services and Non-Core Services from outside Cyprus to residents or persons domiciled in Cyprus or otherwise conclude in Cyprus any transaction relating to such Investment Services and Non-Core Services in contravention of the IFL and the regulations made pursuant to or in relation thereto. Without prejudice to the above, the Notes shall not be advertised, offered, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal and non-legal entities) resident, incorporated, established, domiciled or having their usual residence in Cyprus or to any such person located within the territory of Cyprus except to the extent permitted by and in accordance with Cyprus law and regulations.

Austria

Each of the Managers has represented and agreed that in Austria the Notes must not be offered publicly and will exclusively be offered to persons who purchase and sell securities as part of their profession or business as well as that the Prospectus (and any documents connected therewith) will not, and must not be, distributed, passed on or disclosed to the public in Austria. The above notwithstanding, each of the Managers has represented and warranted further that in Austria any offering of the Notes will only be made in accordance with any other applicable Austrian provision or statute governing the issue, sale, resale and offering of securities and that no steps will be taken that would constitute a public offering of the Notes in Austria and that the offering of the Notes will not be advertised in Austria.

France

Each of the Managers (i) has acknowledged that it has been informed by the Issuer that no prospectus has been prepared in connection with the offering of the Notes that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*, and accordingly (ii) has acknowledged that direct or indirect resale to the public in France of any Notes acquired by any qualified investors (*investisseurs qualifiés*) or providers of investment services referred to in the paragraph below may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French *Code monétaire et financier* and applicable regulations thereunder.

Accordingly, each of the Managers has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in France except to qualified investors (*investisseurs qualifiés*) and/or providers of investment services relating to portfolio management for the account of third parties in accordance with Articles L. 411-2, D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French *Code monétaire et financier* and (ii) it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Prospectus or any other materials related to the Notes other than to such qualified investors.

Germany

Each Manager has represented and agreed that it has only offered and sold and that it will only offer and sell the Notes in the Federal Republic of Germany in accordance with the German Securities Prospectus Act (*Wertpapierprospektgesetz*) as of 22 June 2005 (BGBl. 2005 I S. 1698) and any other applicable laws and regulations in the Federal Republic of Germany governing the issue, sale and offering of securities.

Hong Kong

Each Manager has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

Russian Federation

Each Manager has represented and agreed that it has not offered, sold or otherwise transferred and will not offer or sell or otherwise transfer as part of their initial distribution or at any time thereafter any Notes to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted by Russian law.

Since no Russian issue prospectus has been registered or is intended to be registered with respect to the Notes, and the Notes have not been registered in Russia, no person should at any time carry out any activities in breach of the restrictions set out above.

Singapore

Each Manager has acknowledged that this Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Manager has represented, warranted and agreed that it has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute this Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Manager has further represented and agreed to notify each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the Notes from or through that Manager, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under section 275 except:

(i) to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction whether such amount is to be paid for in cash or by exchange of securities or other assets;

(ii) where no consideration is given for the transfer; or

(iii) by operation of law.

General

Each Manager has agreed that it has, to the best of its knowledge and belief, complied and will comply with applicable laws and regulations in each jurisdiction in which they offer, sell or deliver Notes or distribute this Prospectus (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Issuer or the Guarantor.

Other than the applications made to admit the Notes to Listing on the Official List of the U.K. Listing Authority and to trading on the Regulated Market of the London Stock Exchange, no action has been taken, in any jurisdiction, by the Issuer, the Guarantor or any of the Managers that would, or is intended to, permit a public offer of the Notes or possession or distribution of the Prospectus or any other offering or publicity material relating to the Notes in any country or jurisdiction where any such action for that purpose is required. Accordingly, each Manager has undertaken that it will not, directly or indirectly, offer or sell any Notes or have in its possession, distribute or publish any prospectus, offering circular, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the Notes by it will be made on the same terms.

Persons into whose hands this Prospectus comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this Prospectus or any other offering material relating to the Notes, in all cases at their own expense.

TAXATION

The following summary of certain Luxembourg, Cyprus, United Kingdom and United States tax consequences of ownership of Notes is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the Notes. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Notes. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of Notes, including the applicability and effect of any other tax laws or tax treaties, and of pending or proposed changes in applicable tax laws as of the date of this Prospectus, and of any actual changes in applicable tax laws after such date.

Grand Duchy of Luxembourg

The following is a general discussion of certain Luxembourg tax consequences of the acquisition, ownership and disposal of Notes by purchasers resident or non-resident in Luxembourg. The discussion is based on laws currently in force and as applied in practice on the date of this Prospectus, all of which are subject to change, possibly with retroactive effect. The information provided below does not purport to be a complete or exhaustive summary of the tax laws and practice currently applicable in Luxembourg. Prospective investors should therefore consult their own tax advisors regarding the tax consequences of investing in the Notes in their own particular circumstances.

Luxembourg tax residency of the Noteholders

A Noteholder will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the Notes, or the execution, performance, delivery and/or enforcement of the Notes.

Withholding tax

Without taking into account the application of the European Directive on the Taxation of Savings Income (as discussed below under "European Union"), under Luxembourg tax law currently in effect, no withholding tax for Luxembourg resident and non-resident Noteholders on payments of interest (including accrued but unpaid interest) applies to the extent that the interest rate of the Notes is at arm's length and is not profit participating.

Taxation of the Noteholders

Taxation of Luxembourg non-residents

Noteholders who are non-residents of Luxembourg and who have neither a permanent establishment nor a fixed base of business in Luxembourg with which the holding of the Notes is connected are not liable to any Luxembourg income tax, whether they receive payments of principal, payments of interest (including accrued but unpaid interest), payments received upon redemption or repurchase of the Notes, or realise capital gains on the sale of any Notes.

Taxation of Luxembourg residents—General

Noteholders who are residents of Luxembourg, or non-resident Noteholders who have a permanent establishment or a fixed base of business in Luxembourg with which the holding of the Notes is connected, must, for income tax purposes, include any interest received in their taxable income. They will not be liable to any Luxembourg income tax on repayment of principal.

Luxembourg resident individuals

Taxation of capital gains. The definition of "capital gain" corresponds to the difference between the subscription or acquisition price and the sale price, but excludes any accrued interest income, which is taxed as portfolio income (as discussed below).

Luxembourg resident individual Noteholders are not subject to taxation on capital gains upon the disposal of the Notes unless the Notes are disposed of within six months of the date of acquisition of these Notes or the disposal of the Notes precedes the acquisition of the Notes. Such speculative gain is taxable as

miscellaneous income, and consequently added to the taxpayers' other income for determining their taxable basis. As such, it is subject to the progressive income tax table (up to a maximum of 38.95%). Yearly speculative gains less than €500 are exempted and an amount up €50,000 (which is doubled for married taxpayers who are taxable jointly) is available for a ten-year period as a lump-sum deduction against the capital gain.

Taxation of the portion of the repurchase or redemption price corresponding to accrued but unpaid interest. Upon a repurchase or redemption of the Notes, the portion of the repurchase or redemption price corresponding to accrued but unpaid interest is taxable as portfolio income and consequently added to taxpayers' other income for determining their taxable basis. A yearly lump-sum deduction of €1,500 (which is doubled for married taxpayers who are taxable jointly) applies on total portfolio income received during the year.

Luxembourg resident companies (société de capitaux). Noteholders that are Luxembourg resident companies or foreign entities of the same type that have a permanent establishment in Luxembourg with which the holding of the Notes is connected, must include in their taxable income the difference between the sale or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the Notes sold or redeemed. These Noteholders should not be liable for any Luxembourg income tax on repayment of principal upon redemption of the Notes.

Luxembourg resident companies benefiting from a special tax regime. Noteholders who are holding companies subject to the law of 31 July 1929 ("1929 holding companies") or undertakings for collective investment subject to the law of 20 December 2002 are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (*i.e.*, corporate income tax, municipal business tax and net wealth tax), other than the subscription tax.

A 1929 holding company is liable for the so-called subscription tax at a rate of 0.2%. In principle, the tax basis is composed of the average capital market value (for listed 1929 holding companies) or paid-up capital and share premium (for non-listed 1929 holding companies). However, if dividends paid exceed 10% of the paid-up capital and share premium, the tax basis will be equal to ten times the amount of dividends distributed.

Finally, Luxembourg undertakings for collective investment are liable to the so-called subscription tax at the general rate of 0.05% (under certain conditions, lower tax rates may apply). In principle, the tax basis is composed of the total net assets as determined at the end of each quarter.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Noteholder, unless (i) such holder is a Luxembourg resident or (ii) such Notes are attributable to an enterprise or part thereof which is carried on in Luxembourg through a permanent establishment or a permanent representative or (iii) such Notes are attributable to a fixed base of business in Luxembourg of the Noteholder.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by Noteholders as a consequence of the issuance of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the Notes. Proceedings in a Luxembourg court or the presentation of documents relating to the Notes, other than the Notes themselves, to an *"autorité constituée"* may require registration of the documents, in which case the documents will be subject to registration duties depending on the nature of the documents. In particular, a loan agreement not represented by the Notes will be subject to an *ad valorem* registration of 0.24% of the amounts mentioned therein.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value added tax purposes such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg gift, estate or inheritance tax is levied on the transfer of the Notes upon death of a Noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Republic of Cyprus

Payments under the Guarantee by the Guarantor

Taxation of payments made under the Guarantee will depend on the tax residency status of the Noteholders and nature of the payment (interest or principal on the Notes).

Tax residency and taxability

Individuals

An individual is considered to be a tax-resident of Cyprus if he/she is resident of Cyprus for more than 183 days in a year.

Companies

A company is considered to be tax resident in Cyprus if its management and control is exercised in the Republic of Cyprus. There is no definition in the Cyprus Income tax laws as to what constitutes "management and control". It is understood that the definition according to the OECD model convention in relation to a place of effective management is the one to be followed by the Cyprus tax authorities. See "Risk Factors—Risks relating to Evraz—Changes in the application or interpretation of the Cypriot tax system could materially adversely affect Evraz's business and the value of the Notes".

Permanent Establishment

A permanent establishment is defined in Cyprus tax legislation as a fixed base of business through which the trade of the business is carried out fully or partially, and including a management base, a branch or an office, on the same basis as the definition set forth in the OECD model convention.

Taxability

All Cyprus tax residents are taxed on their worldwide income. Non-Cyprus tax residents are taxed on income derived from sources in Cyprus (in the case of individuals) or from a business activity which is carried out through a permanent establishment in Cyprus (in the case of companies).

Cyprus Withholding taxes

Principal

Repayment of principal is not subject to withholding tax in Cyprus.

Interest payments

Non-residents. Interest payments made to non-residents of Cyprus are not subject to any withholding taxes in Cyprus.

Residents / Permanent Establishments. Interest payments made to residents of Cyprus may be subject to withholding taxes in Cyprus at a rate of 10% if such interest is characterised as "passive" income. If the interest is characterised as "active" income, it is not subject to any withholding taxes.

Payments to Cyprus International Business Companies ("IBCs") that have opted to be taxed under the transitional rules in Cyprus are not liable to such withholding taxes for any interest paid until 31 December 2005. From 1 January 2006, IBCs are subject to the preceding tax treatment.

Taxation of Noteholders

Non residents

Interest earned by non-tax residents of Cyprus is not subject to taxes in Cyprus.

Resident individuals

Interest income received is wholly exempt from income tax in the hands of a resident individual. However, such interest income is subject to special contribution for defence at the rate of 10%, unless it can be established that such interest income arises from the ordinary activities or closely related to the ordinary activities of the individual, in which case it will be exempt from this special contribution.

Resident legal entities / Permanent Establishments

Any interest received that is deemed to be of an "active" nature (*i.e.*, arising from the ordinary activities or closely related to the ordinary activities of the business) will be subject to income tax in Cyprus at a rate of 10% (after deduction of business expenses) and will be exempt from the special contribution for defence.

Any interest received that is deemed to be of a "passive" nature will be subject to income tax at the rate of 10%, subject to a 50% exemption. Passive interest income is also subject to a 10% special contribution for defence on the gross amount.

Payments to IBCs that have opted to be taxed under the transitional rules until 31 December 2005 are taxable at a rate of 4.25% after deduction of business expenses. From 1 January 2006, payments to IBCs are subject to the preceding tax treatment.

United Kingdom

The following is a discussion of certain United Kingdom withholding tax, stamp duty and stamp duty reserve tax considerations relating to the Notes. It is based on current law and practice in the United Kingdom and does not discuss any other United Kingdom tax considerations relating to the Notes, including but not limited to their acquisition, holding or disposal. Prospective noteholders should consult their own tax advisors as to the consequences, both under the tax law of the country of which they are resident for tax purposes and the tax law of the United Kingdom, of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes.

Withholding tax

No United Kingdom withholding tax will apply in relation to payments of principal and/or interest on the Notes.

Stamp duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty will be payable on the issue of the Notes in global form or on the issue of the Notes in definitive form.

No United Kingdom stamp duty will be payable on a transfer of the Notes.

No United Kingdom Stamp Duty Reserve Tax will be payable on the issue of the Notes or on an agreement to transfer the Notes since the Notes will not be chargeable securities for these purposes.

Provision of Information

Persons in the United Kingdom by or through whom interest is paid to, or by whom interest is received on behalf of, an individual may, in certain circumstances, be required to provide information to HM Revenue & Customs regarding the payment and the individual concerned (including as to the identity of the individual). These provisions will apply whether the individual is resident in the United Kingdom or elsewhere. In certain circumstances, the information may be exchanged with tax authorities in other jurisdictions.

United States

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). This summary deals only with initial purchasers of Notes at the issue price that are U.S. Holders and that will hold the Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders in securities that elect mark-to-market treatment, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds Notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Notes by the partnership.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

Interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for U.S. federal income tax purposes. Interest paid by the Issuer on the Notes constitutes income from sources outside the United States.

Purchase, Sale and Retirement of the Notes

A U.S. Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement and the tax basis of the Note. A U.S. Holder's tax basis in a Note will generally be its U.S. dollar cost. The amount realised does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Gain or loss recognised by a U.S. Holder on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder for more than one year. Such gain or loss generally will be U.S. source.

Backup Withholding and Information Reporting

Payments of principal and interest on, and the proceeds of sale or other disposition of Notes, as well as interest by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service (the "IRS"), and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and interest required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

European Union

The Council of the European Union has adopted Council Directive 2003/48/EC (the "Directive") regarding the taxation of savings income in the form of interest payments. The Directive entered into force on 1 July 2005. The term "Paying Agent" as used below has to be understood in the sense laid down by the Directive. The Directive provides that certain interest payments made by a Paying Agent situated within a European Union member state to an individual resident in another EU member state will either have to be reported to the tax authorities of the country of establishment of the Paying Agent or will be subject to a withholding tax depending on the location of the Paying Agent. For most EU countries, the tax authorities of the country of establishment of the Paying Agent will report relevant information to the tax authorities of the country of residence of the individual. For a transitional period, Luxembourg, Austria and Belgium

will apply a withholding tax. The applicable withholding tax rate will be 15% for the first three years of application. This rate will be increased to 20% for the next three years and then to 35% thereafter until the end of the transitional period. However, for the countries applying a withholding tax, there exist some procedures to avoid the withholding tax, *i.e.* a procedure providing an exchange of information or a procedure providing the presentation of a tax certificate to the Paying Agent.

A number of non-EU countries and territories have adopted similar measures, some of which involve a withholding tax system.

Noteholders and potential investors are advised to consult their professional advisors concerning possible taxation or other consequences of purchasing, holding, selling or otherwise disposing of the Notes under the laws of their country of incorporation, establishment, citizenship, residence or domicile. The above statements on taxation are based on the laws and practices in force at the date of this Prospectus. As is the case with any investment, there can be no guarantee that the tax position or proposed tax position at the time of an investment will endure indefinitely.

INDEPENDENT AUDITORS

The Annual Financial Statements and related notes as at and for the years ended 31 December 2004, 2003 and 2002 have been audited by Ernst & Young LLC ("Ernst & Young"), independent auditors, of Sadovnicheskaya Naberezhnaya 77/1, Moscow 115035, Russian Federation. Ernst & Young is not currently a member of any professional body.

The audit report referred to above was without qualification or reference to a matter of fundamental uncertainty but did contain a statement stating "Without qualifying our opinion, we draw attention to Note 1 to the consolidated Financial statements. A significant part of the Group's transactions were made with related parties".

INFORMATION RELATING TO THE TRUSTEE

The Bank of New York is a professional trustee company, which is providing its services in relation to the Notes on an arm's length basis in consideration of a fee. Under the terms of the Trust Deed, the power of appointing new trustees is vested in the Issuer, but a trustee so appointed must in the first place be approved by an Extraordinary Resolution of Noteholders. The Noteholders have the power, exercisable by Extraordinary Resolution, to remove any trustee or trustees. The removal of any trustee is only effective if following the removal there remains a trustee (being a trust corporation) in office after such removal. In addition, The Bank of New York, or any other trustee duly appointed, may retire at any time upon giving not less than 60 days' notice in writing to the Issuer. The retirement of any trustee is only effective if following the retirement there remains a trustee (being a trust corporation) in office after such retirement. If a trustee (being the only trustee which is a trust corporation) has given notice of its desire to retire, or has been removed by an Extraordinary Resolution of the Noteholders, and no appointment of a trust corporation as new trustee has become effective within 60 days of the date of such notice or Extraordinary Resolution, the trustee shall have the power of appointing such new trustee. However, no such appointment by the trustee shall take effect unless previously approved by an Extraordinary Resolution of Noteholders.

The Trust Deed also provides, *inter alia*, that the Trustee may act and/or rely on the opinion or advice of or a certificate of any information obtained from any lawyer, banker, valuer, surveyor, broker, auctioneer, accountant or other expert (whether or not addressed to the Trustee), notwithstanding that such opinion, advice, certificate or information contains a monetary or other limit on the liability of any of the above-mentioned persons in respect thereof.

GENERAL INFORMATION

1. The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC. The Common Code reference number and the ISIN for the Regulation S Notes are 023498715 and XS0234987153, respectively. The Common Code, ISIN and CUSIP numbers of the Rule 144A Notes are 23498723, US30050AAA16 and 30050A AA 1, respectively.

2. The Company has obtained all necessary consents, approval, authorisations or other orders for the issue of the Notes and the other documents to be entered into by the Company in connection with the issue of the Notes in Luxembourg, and the Guarantor has obtained all necessary consents, approvals and authorisations in Cyprus in connection with its entry into, and the performance of its obligations under, the Guarantee, as set out in the Trust Deed and the other documents entered into by the Guarantor in connection with the issue of the Notes.

3. The issue of the Notes and their offer, sale and listing was approved by the Board of Directors of the Company on 12 October 2005. The Guarantee was authorised by the Board of Directors of the Guarantor on 3 November 2005.

4. It is expected that listing of the Notes on the Official List of the U.K. Listing Authority and admission of the Notes to trading on the Regulated Market of the London Stock Exchange will be granted on or before 10 November 2005, subject only to the issue of the Notes. Prior to official listing and admission to trading, however, the London Stock Exchange will permit dealings in accordance with its rules. Transactions will normally be effected for settlements in U.S. dollars and for delivery on the third business day after the day of the transaction. The Company expects that the total expenses related to the listing and admission of the Notes to trading will be approximately U.S.$6.2 million.

5. There has been no significant change in the financial or trading position of the Company or the Guarantor since 30 June 2005. There has been no material adverse change in the financial position or prospects of the Company or the Guarantor since 31 December 2004, such date being the date of the latest audited financial statements.

6. Copies in English of the following documents may be inspected at the offices of the Principal Paying and Transfer Agent during usual business hours on any weekday (Saturday, Sunday and public holidays excepted) for so long as any Notes are outstanding:

   (a) the articles of incorporation of the Issuer and the Guarantor;

   (b) the Annual Financial Statements audited in accordance with IFRS for the years ended 31 December 2004, 2003 and 2002, together with the report of Ernst & Young LLC contained therein and the Interim Financial Statements; and

   (c) the Trust Deed to constitute the Notes which includes the Guarantee.

7. The Company prepares annual and interim consolidated financial statements in accordance with IFRS.

8. Save for the fees payable to the Managers, the Trustee and the Agents, so far as the Company is aware no person involved in the issue of the Notes has an interest that is material to the issue of the Notes.

GLOSSARY OF SELECTED TERMS

Angle — Angle-shaped section for construction.

Billet — A usually square, semi-finished product obtained by continuous casting or rolling of blooms. Sections, rails, wire rod and other rolled products are made from billets.

Bloom — A usually square, semi-finished product obtained by continuous casting or rolling of ingots. Blooms are used to make billets and in the manufacture of structural steel products.

Channel — U-shaped section for construction.

Converter shop — The shop where pig iron is processed into steel using basic oxygen furnaces.

Ferroalloy — A metal product commonly used as a raw material feed in steelmaking, usually containing iron and other metals, to aid various stages of the steelmaking process such as deoxidation, desulphurisation, and adding strength. Examples: ferrochrome, ferromanganese and ferrosilicon.

Flat products — Category of steel that includes sheet, strip and tin plate, among others.

Grinding balls — Grinding balls for mining and cement industry.

H-beam — H-shaped section for construction.

Long products — Classification of steel products that includes bars, rods and structural products that are "long" rather than "flat" and that are produced from blooms or billets.

Mine upright — V-shaped section for underground working reinforcement.

Pellets — An enriched form of iron ore shaped into small balls or pellets. Pellets are used as raw material in the steel making process.

Pig iron — Product of blast furnace production used in production of steel.

Pipe blank — A round-shaped semi-finished product used in pipe manufacturing industry.

Railcar upright — Section for carriage-building industry.

Rails — A steel bar laid on the ground, forming a railway track.

Rail fasteners — Metal devices used to link rails on railway lines.

Rebar (Reinforcing bar) — A commodity-grade steel used to strengthen concrete in highway and building construction.

Rounds — A round-shaped, semi-finished product normally with diameter exceeding 10 mm used in various applications of hardware & engineering sector.

Scrap — Scrap iron containing material (mainly industrial or household waste) that generally is remelted and recast into new steel.

Sections — Sections are manufactured by rolling reheated concast billets and blooms to produce particular product shapes. Sections are used in the constructions, engineering, hardware and mining industries and railways.

Semi-finished products — A product category that includes pig iron, slabs, blooms and billets. Slabs, blooms and billets are the first solid forms in the steel making process. These usable shapes are further processed to become more finished products-rebars and shapes, structural steel and wire rod.

Sinter — An iron rich clinker formed by heating iron ore fines and coke in a sinter line.

Slabs — The most common type of semi-finished steel. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Slag — Slag is a byproduct generated when non-ferrous substances in iron ore, limestone and coke are separated from the hot metal. Slag is used in cement and fertiliser production as well as for base course material in road construction.

Strips — Strips are delivered as coil, sheet and narrow strip in a wide range of alloys, widths and thicknesses and are mostly delivered to specific customer specifications.

Walking beam furnace — The walking beam furnace is an advanced, heavy-load, continuous-processing system that is designed to provide accurate, stable and consistent reheating of the semi-finished products before the rolling process.

Wire — A broad range of products produced by cold and hot reducing, or drawing, wire rod through a series of dies to reduce the diameter, improve surface finish, dimensional accuracy, and physical properties. Typical applications include nets, screws, rivets, upholstery springs, furniture wire, concrete wire, electrical conductors, rope wire and structural cables.

Wire rod — Formed from billets, wire rod in coils is an intermediate product of uniform round cross-section dimension.

(This page has been left blank intentionally.)

INDEX TO FINANCIAL INFORMATION



■ Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

■ ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 59002827

Report of Independent Auditors

The Shareholders and Board of Directors
Evraz Group S.A.

We have audited the accompanying consolidated balance sheets of Evraz Group S.A. (the "Group") as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of the Group as of December 31, 2004, 2003 and 2002, and of the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

As discussed in Note 2, the consolidated financial statements authorised for issue by the directors of Evraz Group S.A. on April 25, 2005 have been revised to reflect the acquisition of OAO Evrazruda in March 2005 in a transaction with an entity under common control with the Group, which has been accounted for in the accompanying consolidated financial statements using the pooling of interests method to present the consolidated financial statements of the Group as if that transfer had occurred from the beginning of the earliest period presented.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. A significant part of the Group's transactions were made with related parties.

Ernst & Young LLC

October 12, 2005

Evraz Group S.A.

Consolidated Income Statements

(In thousands of US dollars, except for per share information)

	Notes	Year ended December 31, 2004	2003	2002
Revenue				
Sale of goods		**$ 5,794,879**	$ 2,039,461	$ 1,475,215
Rendering of services		**138,242**	128,528	65,137
		5,933,121	2,167,989	1,540,352
Cost of revenue	5	**(3,514,048)**	(1,635,496)	(1,353,392)
Amortisation of negative goodwill	4	**28,012**	26,271	17,855
Gross profit		**2,447,085**	558,764	204,815
Selling and distribution costs	5	**(192,535)**	(28,524)	(44,659)
General and administrative expenses	5	**(346,689)**	(164,585)	(110,162)
Social and social infrastructure maintenance expenses		**(47,314)**	(25,975)	(28,582)
Loss on disposal of property, plant and equipment		**(11,011)**	(15,438)	(15,068)
Impairment of assets		**(1,366)**	(5,499)	(1,919)
Foreign exchange gains/(losses), net		**1,152**	5,678	(14,984)
Gain on net monetary position		**—**	—	62,681
Other operating income/(expenses), net		**(12,739)**	11,227	731
Profit from operations		**1,836,583**	335,648	52,853
Interest income		**9,639**	9,245	1,712
Interest expense		**(105,460)**	(55,387)	(57,559)
Share of profits/(losses) of associates and a joint venture	8	**43,037**	(121)	(663)
(Loss)/gain on extinguishment of debts	14,20,22,26	**(140,321)**	12,065	16,302
Net trading gain from a related party	14	**—**	24,433	—
Gain on financial assets	5	**57,189**	—	—
Loss on sale of minority interest	18	**(34,885)**	—	—
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	4	**53,963**	—	—
Other non-operating gain, net		**2,432**	1,934	—
Profit before tax		**1,722,177**	327,817	12,645
Income tax expense	6	**(377,289)**	(74,873)	(11,275)
Net profit		**$ 1,344,888**	$ 252,944	$ 1,370
Attributable to:				
Equity holders of the parent entity		**$ 1,179,625**	$ 204,982	$ 5,934
Minority interests		**165,263**	47,962	(4,564)
		$ 1,344,888	$ 252,944	$ 1,370
Earnings per share attributable to equity holders of the parent entity, basic and diluted, US dollars	18	**$ 11.00**	$ 1.91	$ 0.06

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Balance Sheets

(In thousands of US dollars)

	Notes	December 31, 2004	2003	2002
ASSETS				
Non-current assets				
Property, plant and equipment, net	7	**$ 2,398,929**	$ 1,349,838	$ 1,174,382
Negative goodwill, net	4	**(362,612)**	(348,674)	(340,531)
Investment in a joint venture	8	**194,712**	—	—
Other long-term investments	9	**8,644**	9,869	36,390
Restricted deposits at banks	10	**8,570**	18,122	—
Receivables from related parties		**406**	—	1,011
Other non-current assets	11	**9,245**	14,916	4,828
		2,257,894	1,044,071	876,080
Current assets				
Inventories	12	**807,819**	484,312	121,752
Trade and other receivables, net	13	**285,747**	80,227	42,368
Prepayments		**79,801**	43,189	20,789
Loans receivable		**7,959**	2,474	2,680
Receivables from related parties	14	**85,110**	139,325	31,151
Loans receivable from related parties	15	**4,206**	16,958	10,611
Taxes recoverable	16	**397,533**	149,032	62,841
Short-term investments and notes receivable	17	**21,804**	71,718	11,037
Restricted deposits at banks	10	**12,441**	4,850	—
Cash and cash equivalents	10	**292,947**	195,681	43,001
		1,995,367	1,187,766	346,230
Total assets		**$ 4,253,261**	$ 2,231,837	$ 1,222,310
EQUITY AND LIABILITIES				
Equity				
Parent shareholders' equity				
Issued capital	18	**$ 42**	$ 138,935	$ —
Additional paid-in capital		**319,177**	1,003	1,003
Unrealised gain on financial assets		**—**	948	—
Accumulated profits		**1,126,070**	156,042	(24,582)
Translation difference		**163,755**	69,661	19,691
		1,609,044	366,589	(3,888)
Minority interests		**357,579**	192,540	223,214
		1,966,623	559,129	219,326
Non-current liabilities				
Long-term loans	19	**788,093**	354,046	34,257
Liabilities under the Settlement Agreements	20	**4,224**	39,413	58,098
Restructured taxes payable	21	**23,259**	26,000	29,064
Promissory notes payable		**20,220**	576	5,353
Loans payable to related parties	22	**—**	92,521	49,555
Deferred income tax liabilities	6	**214,481**	155,170	180,139
Finance lease liabilities	23	**25,661**	14,434	11,489
Post-employment benefits	24	**53,381**	30,699	19,922
Provisions	25	**20,581**	13,740	15,544
Other long-term liabilities	26	**988**	65,272	62,331
		1,150,888	791,871	465,752
Current liabilities				
Trade and other payables	27	**227,935**	189,140	115,731
Advances from customers		**55,189**	26,206	21,758
Short-term loans and current portion of long-term loans	19	**529,951**	228,244	87,303
Payables to related parties	14	**69,809**	258,379	158,296
Short-term loans from related parties	28	**47,997**	35,253	18,102
Taxes payable	29	**197,721**	98,873	86,444
Current portion of liabilities under the Settlement Agreements	20	**—**	19,583	29,697
Current portion of finance lease liabilities	23	**4,688**	5,251	2,000
Current portion of other long-term liabilities	26	**44**	19,908	17,901
Dividends payable		**2,416**	—	—
		1,135,750	880,837	537,232
Total equity and liabilities		**$ 4,253,261**	$ 2,231,837	$ 1,222,310

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Cash Flow Statements

(In thousands of US dollars)

	Year ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities			
Net profit	**$ 1,344,888**	$ 252,944	$ 1,370
Adjustments to reconcile net profit to net cash provided by operating activities:			
Amortisation of negative goodwill *(Note 4)*	**(28,012)**	(26,271)	(17,855)
Depreciation, depletion and amortisation *(Note 5)*	**196,302**	145,872	156,774
Deferred income tax benefit *(Note 6)*	**(66,749)**	(36,779)	(9,991)
Loss on disposal of property, plant and equipment	**11,011**	15,438	15,068
Impairment of assets	**1,366**	5,499	1,919
Loss/(gain) on extinguishment of debts *(Notes 14, 20, 22, 26)*	**140,321**	(12,065)	(16,302)
Loss on sale of minority interest *(Note 18)*	**34,885**	—	—
Foreign exchange (gains)/losses	**(1,152)**	(5,678)	14,984
Share of (profits)/losses from associates and a joint venture	**(43,037)**	121	663
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	**(53,963)**	—	—
Gain on financial assets *(Note 5)*	**(57,189)**	—	—
Other non-operating gain	**(2,432)**	(1,934)	—
Interest income	**(9,639)**	(9,245)	(1,712)
Interest expense	**105,460**	55,387	57,559
Net trading gain from a related party	—	(24,433)	—
Gain on net monetary position	—	—	(62,681)
Bad debt expense	**23,815**	4,057	11,220
	1,595,875	362,913	151,016
Changes in operating assets and liabilities:			
Inventories	**(277,068)**	(321,952)	15,934
Trade and other receivables	**(223,086)**	(69,062)	(18,422)
Prepayments	**(29,978)**	(25,924)	(12,102)
Receivables from / payables to related parties	**(3,647)**	94,805	8,900
Taxes recoverable	**(198,075)**	(77,056)	(28,256)
Other assets	**298**	(11,225)	—
Trade and other payables	**(9,206)**	60,974	(37,119)
Advances from customers	**26,778**	3,816	19,452
Taxes payable	**57,441**	15,946	16,787
Other liabilities	**7,130**	9,323	1,091
Net cash flows from operating activities	**946,462**	42,558	117,281
Cash flows from investing activities			
Issuance of short-term loans receivable to related parties	**(4,553)**	(20,184)	(6,098)
Proceeds from repayment of short-term loans issued to related parties	**14,833**	—	2,339
Issuance of long-term loans receivable to related parties	**(1,177)**	—	—
Issuance of short-term loans receivable	**(2,921)**	(431)	(20,850)
Proceeds from repayment of short-term loans receivable	**4,585**	634	16,922
Issuance of long-term loans receivable	**(1,057)**	—	—
Purchases of subsidiaries, net of cash acquired	**(224,820)**	(90,030)	(13,197)
Purchases of minority interests	**(47,443)**	—	—
Purchase of interest in a joint venture	**(61,800)**	—	—
Restricted deposits at banks	**5,601**	(21,979)	—
Short-term deposits at banks	**6,867**	(10,719)	(9,307)
Purchases of property, plant and equipment	**(533,951)**	(219,627)	(75,075)
Proceeds from disposal of property, plant and equipment	**3,577**	1,122	1,277
Payments to acquire equity of other companies	**(2,120)**	(4,921)	(16,656)
Proceeds from sales of equity of other companies	**1,608**	19,690	6,569
Payments to acquire debt instruments of other companies	**(9,629)**	(52,773)	(19,075)
Proceeds from sale/redemption of debt instruments of other companies	**35,698**	40,325	16,427
Net cash flows used in investing activities	**(816,702)**	(358,893)	(116,724)

Continued on the next page

Evraz Group S.A.

Consolidated Cash Flow Statements (continued)

(In thousands of US dollars)

	Year ended December 31,		
	2004	2003	2002
Cash flows from financing activities			
Proceeds from issuance of share capital, net of issuance costs of $65 *(Note 18)*	$ **30,042**	$ 52,935	$ —
Proceeds from issue of shares by a consolidated subsidiary to minority shareholders	**—**	1,784	3
Payments to entities under common control for the transfer of ownership interest in subsidiaries	**(60,847)**	(9,273)	(8,021)
Proceeds from long-term loans provided by related parties	**—**	105,346	56,657
Repayment of long-term loans provided by related parties	**(11,863)**	(8,253)	—
Proceeds from short-term loans provided by related parties	**417,574**	63,381	16,234
Repayment of short-term loans provided by related parties	**(634,870)**	(37,167)	(14,598)
Proceeds from bank overdrafts, net	**202,661**	89,896	—
Proceeds from short-term loans	**2,051,627**	353,763	469,326
Repayment of short-term loans, including interest	**(2,152,272)**	(319,683)	(483,652)
Proceeds from long-term loans and promissory notes	**508,048**	296,602	33,294
Repayment of long-term loans and promissory notes, including interest	**(78,020)**	(11,621)	(4,268)
Dividends of consolidated subsidiary paid to minority shareholders	**(55,584)**	(31)	—
Payments under finance leases, including interest	**(10,459)**	(4,601)	(2,340)
Proceeds from sale-leaseback	**21,717**	—	—
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	**(243,470)**	(93,091)	(44,017)
Payments of restructured taxes, including interest	**(20,572)**	(17,592)	(11,617)
Net cash flows (used in) from financing activities	**(36,288)**	462,395	7,001
Effect of foreign exchange rate changes on cash and cash equivalents	**3,794**	6,620	269
Effect of hyperinflation on cash and cash equivalents	**—**	—	(5,113)
Net increase in cash and cash equivalents	**97,266**	152,680	2,714
Cash and cash equivalents at beginning of year	**195,681**	43,001	40,287
Cash and cash equivalents at end of year	**$ 292,947**	$ 195,681	$ 43,001
Supplementary cash flow information:			
Cash flows during the year:			
Interest paid	**$ 86,330**	$ 36,394	$ 37,149
Income taxes paid	**441,910**	95,972	12,203

The accompanying notes form an integral part of these consolidated financial statements.

Evraz Group S.A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Issued capital	Additional paid-in capital	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
At December 31, 2001	$ —	$ 1,003	$ —	$ (30,516)	$ —	$ (29,513)	$ 318,072	$ 288,559
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	6,210	6,210
Purchases of minority interests	—	—	—	—	—	—	(135,668)	(135,668)
Net profit	—	—	—	5,934	—	5,934	(4,564)	1,370
Effect of exchange rate changes	—	—	—	—	19,691	19,691	39,164	58,855
At December 31, 2002	—	1,003	—	(24,582)	19,691	(3,888)	223,214	219,326
Issue of share capital, net of issuance costs of $65 (*Note 18*)	138,935	—	—	—	—	138,935	—	138,935
Net gains on available-for-sale financial assets	—	—	948	—	—	948	—	948
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	11,595	11,595
Purchases of minority interests	—	—	—	—	—	—	(111,499)	(111,499)
Distributions to entities under common control (*Note 18*)	—	—	—	(24,358)	—	(24,358)	—	(24,358)
Net profit	—	—	—	204,982	—	204,982	47,962	252,944
Effect of exchange rate changes	—	—	—	—	49,970	49,970	21,268	71,238
At December 31, 2003	138,935	1,003	948	156,042	69,661	366,589	192,540	559,129
Issue of share capital (*Note 18*)	**30,042**	—	—	—	—	**30,042**	—	**30,042**
Decrease in share capital due to the Group's reorganisation (*Note 18*)	**(168,935)**	**292,046**	—	**(123,111)**	—	—	—	—
Net gains on available-for-sale financial assets removed from equity recognised in net profit	—	—	**(948)**	—	—	**(948)**	—	**(948)**
Acquisition of minority interests in subsidiaries (*Note 18*)	—	**20,611**	—	**(12,128)**	—	**8,483**	**(103,179)**	**(94,696)**
Acquisition of minority interest by a joint venture (*Note 8*)	—	**5,517**	—	—	—	**5,517**	—	**5,517**
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	**35,600**	**35,600**
Sale of minority interest (*Note 18*)	—	—	—	**(12,500)**	—	**(12,500)**	**47,385**	**34,885**
Distributions to entities under common control (*Note 18*)	—	—	—	**(3,858)**	—	**(3,858)**	—	**(3,858)**
Net profit	—	—	—	**1,179,625**	—	**1,179,625**	**165,263**	**1,344,888**
Dividends (*Note 18*)	—	—	—	**(58,000)**	—	**(58,000)**	—	**(58,000)**
Effect of exchange rate changes	—	—	—	—	**94,094**	**94,094**	**19,970**	**114,064**
At December 31, 2004	**$ 42**	**$ 319,177**	**$ —**	**$ 1,126,070**	**$ 163,755**	**$ 1,609,044**	**$ 357,579**	**$ 1,966,623**

The accompanying notes form an integral part of these consolidated financial statements.

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information

These consolidated financial statements were authorised for reissue in accordance with a resolution of the directors on October 12, 2005. These consolidated financial statements are different from the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 authorised for issue by the directors of the Group on April 25, 2005 in that they reflect the transfer of ownership interest in OAO Evrazruda in a transaction with an entity under common control with the Group (Note 1, *Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control During 2004 and 2005*), which occurred on March 29, 2005. The reissue of the consolidated financial statements was made due to the inclusion of these consolidated financial statements together with the Group's unaudited condensed consolidated financial statements for the six-month period ended June 30, 2005 in a prospectus for the issuance of securities of Evraz Group S.A.

Evraz Group S.A. ("Evraz Group") is a limited liability company registered under the laws of Luxembourg on December 31, 2004. The registered address of Evraz Group is 1, Allee Scheffer L-2520, Luxembourg. Evraz Group's parent is Crosland Global Limited ("Crosland" or the "Parent").

Evraz Group was formed through a reorganisation in which 95.83% of the shares in Mastercroft Limited ("Mastercroft"), a limited liability company registered in Cyprus, directly owned by Crosland, were contributed into Evraz Group. Although legally binding agreements for this reorganisation were in place at December 31, 2004, the legal title to the shares in Mastercroft had not been transferred to Evraz Group until April 5, 2005.

As Evraz Group has been formed through a reorganisation of entities under common control, these consolidated financial statements have been prepared using the pooling of interests method and, as such, the financial statements have been presented as if the transfers of the Group interests in Mastercroft had occurred from the beginning of the earliest period presented.

In 2003, Mastercroft was the parent of the group companies contributed to Evraz Group. Mastercroft was established on December 31, 2002 as a holding company to consolidate certain steel production, mining and trading entities under control of Crosland. In 2003, controlling ownership interests in such entities were transferred to Mastercroft in transactions with entities under common control with Mastercroft. In 2004, additional three entities were transferred into Mastercroft by entities under common control as described further below. The Group also applied the pooling of interests method in accounting for these business combinations.

Evraz Group, together with its subsidiaries (the "Group"), is involved in production and distribution of steel and related products. In addition, the Group owns and operates certain mining assets. The Group's steel production and mining facilities are located in the Russian Federation. The Group operates three steel mills in Russia: one plant in the Sverdlovsk region and two plants in the Kemerovo region. The Group is one of the biggest steel producers in the Russian Federation.

In the years ended December 31, 2004, 2003 and 2002, approximately 9%, 31% and 40%, respectively, of the Group's revenues were generated in transactions with related parties. In addition, a significant part of the Group's purchases was made in transactions with related parties. For detailed information related to such activities refer to Note 14.

At December 31, 2004, the Group employed approximately 107,000 employees.

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information (continued)

The major subsidiaries included in the consolidated financial statements of Evraz Group were as follows at December 31:

Subsidiary	Actual ownership interest, %	Effective ownership interest, %			Business activity	Location
	2004	2004	2003	2002		
OAO Nizhny Tagil Iron & Steel Plant	80.44	77.09	74.35	61.10	Steel production	Russia
OAO West-Siberian Iron & Steel Plant	94.59	90.65	93.36	77.39	Steel production	Russia
OAO Novokuznetsk Iron & Steel Plant	100.00	89.97	90.09	—	Steel production	Russia
OAO Kachkanarsky Mining-and-Processing Integrated Works	97.64	80.68	—	—	Ore mining and processing	Russia
OAO Vysokogorsky Mining-and-Processing Integrated Works	87.38	78.50	80.32	80.00	Ore mining and processing	Russia
OOO Abakan Mining Company	100.00	90.65	93.36	77.39	Ore mining	Russia
OOO Mundybash Processing Plant	100.00	90.65	93.36	77.39	Ore processing	Russia
OOO GBRU-Yuzhnaya	100.00	78.50	80.32	61.10	Ore mining	Russia
OAO UK Neryungriugol	100.00	95.83	—	—	Coal mining	Russia
Ferrotrade Limited	100.00	95.83	100.00	—	Trading	Gibraltar
OOO Trade House EvrazHolding	100.00	95.83	98.00	98.00	Trading	Russia
OOO Trade House EvrazResource	100.00	95.83	—	—	Trading	Russia
East Metals S.A.	100.00	95.83	100.00	—	Trading	Switzerland
OAO Nakhodka Commercial Sea Port	91.51	82.21	84.12	30.01	Seaport services	Russia
Aino Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Kita Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Mae Dake Maritime Limited	100.00	95.83	—	—	Shipping	Malta
Sinano Shipmanagement Limited	100.00	95.83	—	—	Shipping	Cyprus
Korten Corporation	100.00	95.83	—	—	Shipping	Panama
Mastercroft Limited	95.83	95.83	100.00	100.00	Holding entity	Cyprus
OOO Sibmetinvest	100.00	89.85	91.93	—	Holding entity	Russia
Mastercroft Mining Limited	100.00	95.83	100.00	100.00	Holding entity	Cyprus
Mastercroft Pipe Projects Limited	—	—	100.00	100.00	Holding entity	Cyprus
Steeltrade Limited	100.00	95.83	100.00	—	Holding entity	Cyprus
Coke Oven Overseas Contribution Limited	100.00	95.83	—	—	Holding entity	Cyprus
East Metals Limited	100.00	95.83	100.00	—	Management services	Cyprus
Mastercroft Finance Limited	100.00	95.83	100.00	—	Financing	Cyprus
OOO Financial Company EvrazHolding	100.00	77.09	74.35	61.10	Financing	Russia
Consolidated Subsidiaries with Ownership Less Than 50%						
OAO Large-Diameter Pipe Plant[(1)]	25.00	19.27	18.59	15.28	Pipe manufacturing	Russia
OOO EvrazHolding[(2)]	—	—	—	—	Management services	Russia
Caplink Limited[(2)]	—	—	—	—	Holding entity	Cyprus
Velcast Limited[(2)]	—	—	—	—	Holding entity	Cyprus
OOO Slab Continuous Casting Machine[(2)]	—	—	—	—	Steel production	Russia
EvrazSecurities S.A.[(3)]	—	—	—	—	Financing	Luxembourg
Controlling Interests in Subsidiaries Transferred to the Group in 2004 by Entities under Common Control						
Pamplune S.A.	99.68	95.52	99.68	99.68	Holding entity	Luxembourg
Dufin Caster Project S.A.	99.84	95.37	99.52	99.52	Holding entity	Luxembourg
OOO Continuous Casting Machine No. 4	100.00	95.37	99.52	99.52	Steel production	Russia

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information (continued)

Subsidiary	Actual ownership interest, %	Effective ownership interest, %			Business activity	Location
	2004	2004	2003	2002		
OOO Metallenergofinance	100.00	95.83	—	—	Utilities supply	Russia
ZAO Evraztrans	76.00	72.83	100.00	—	Freight-forwarding	Russia
OAO Evrazruda	99.90	99.90	99.90	99.90	Ore mining	Russia

Actual ownership interest in subsidiaries differs from the effective ownership interest due to the existence of minority interests in subsidiaries that hold ownership interests in other subsidiaries.

Subsidiaries Consolidated with Ownership of Less Than 50%

(1) OAO Large-Diameter Pipe Plant ("LDPP") is an entity which is in development stage. As of December 31, 2004, the Group owned 25% plus one share in LDPP and had signed a legally binding agreement to acquire an additional 30.1% of the shares in LDPP. Before the agreement was signed, an entity under common control with the Group had an option to acquire that additional interest. The option was exercisable at any time and, therefore, represented potential voting rights which require consolidation under Interpretation SIC-33, Consolidation and Equity Method – Potential Voting Rights and Allocation of Voting Interests. The Group consolidates LDPP under the provisions of IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, as the Group controlled LDPP in 2004.

(2) The Group consolidates OOO EvrazHolding ("EvrazHolding"), a limited liability company registered in Russia, Caplink Limited ("Caplink") and Velcast Limited ("Velcast"), limited liability companies registered in Cyprus, and OOO Slab Continuous Casting Machine, a subsidiary of Caplink registered in Russia, under the provisions of Interpretation SIC-33, Consolidation and Equity Method— Potential Voting Rights and Allocation of Voting Interests. The Group holds options to acquire all the ownership interests in EvrazHolding, Caplink and Velcast for $1,000, €100 ($0.136 at the exchange rate as of December 31, 2004) and €100 ($0.136 at the exchange rate as of December 31, 2004), respectively. These options are currently exercisable and, therefore, represent potential voting rights which require consolidation under Interpretation SIC-33.

(3) EvrazSecurities S.A. ("EvrazSecurities") is a special purpose entity of the Group. In 2003 and 2004, EvrazSecurities issued $175,000 and $300,000 guaranteed notes due on September 25, 2006 and August 3, 2009, respectively (the "Notes"), which are listed on the Luxembourg stock exchange. Mastercroft and certain of its subsidiaries guaranteed EvrazSecurities' liabilities under the Notes. The Group consolidates EvrazSecurities under the provisions of Interpretation SIC-12, Consolidation— Special Purpose Entities as, in substance, the activities of EvrazSecurities are being conducted on behalf of the Group so that the Group benefits from EvrazSecurities' operations, and the Group is exposed to risks incidental to the activities of EvrazSecurities.

Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control During 2004 and 2005

Controlling interests in Pamplune, OOO Metallenergofinance ("MEF"), OAO Large Diameter Pipe Plant ("LDPP") and OAO EvrazTrans ("EvrazTrans") were transferred to the Group by entities under common control with the Group in the year ended December 31, 2004. The Group applied the pooling of interests method with respect to those acquisitions and presented its consolidated financial statements as if the transfers of controlling interests in those subsidiaries had occurred from the beginning of the earliest period presented or, if later, the date of acquisition of the subsidiary by the transferring entity.

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information (continued)

Further, as discussed in this Note above, controlling interest in OAO Evrazruda ("Evrazruda") was transferred to the Group by an entity under common control with the Group in the six-month period ended June 30, 2005. The Group also applied the pooling of interests method with respect to this acquisition and presented its consolidated financial statements as if the transfers of controlling interest in Evrazruda had occurred from the beginning of the earliest period presented.

As a result, the Group (formerly Mastercroft) has re-presented its financial position, results of operations and cash flows for the years ended December 31, 2004, 2003 and 2002.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Group companies maintain their accounting records and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation of unrecoverable assets, (3) depreciation and valuation of property, plant and equipment, (4) accounting for income taxes, (5) use of fair values, (6) business combinations and (7) restatement of financial statements to reflect the effect of hyperinflation.

The consolidated financial statements have been prepared under historical cost convention, other than in respect of property, plant and equipment at the date of transition to IFRS as described below.

First-time Adoption of International Financial Reporting Standards (IFRS 1)

The Group early adopted and applied IFRS 1 in the preparation of its first consolidated financial statements in accordance with IFRS for the year ended December 31, 2003. The Group's transition date to IFRS is December 31, 2001. Prior to this date, in past business combinations, the Group acquired certain subsidiaries, which were not previously consolidated. For such subsidiaries, the Group adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary. In addition, the Group elected under IFRS 1 to account for property, plant and equipment in its subsidiaries at deemed cost being the fair value of property, plant and equipment at the date of transition to IFRS and to recognise all cumulative actuarial gains and losses at the date of transition to IFRS.

Changes in Accounting Policies

IFRS 3, Business Combinations, IAS 36, Impairment of Assets, and IAS 38, Intangible Assets

IFRS 3 applies to accounting for business combinations where the agreement date is on or after March 31, 2004. Upon acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority proportion of the net fair values of those items. For business combination for which the agreement date is before March 31, 2004, minority interest in the acquiree was stated at the minority proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Basis of Presentation (continued)

Changes in Accounting Policies (continued)

Additionally, for business combinations where the agreement date is on or after March 31, 2004, goodwill is not amortised but rather tested for impairment annually at the cash generating unit level unless an event occurs during the year which requires the goodwill to be tested more frequently. Intangibles with indefinite useful lives acquired in those business combinations are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

IAS 36 and 38 will be applied prospectively from January 1, 2005.

IAS 27, Consolidated and Separate Financial Statements

The Group early adopted IAS 27, Consolidated and Separate Financial Statements, which requires to present minority interests within equity, separately from the parent shareholders' equity.

Accounting for Increases in Ownership Interests in Subsidiaries

Increases in ownership interests in subsidiaries prior to January 1, 2004 were accounted for using the purchase method.

Effective January 1, 2004, the differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases is either added to additional paid-in capital, if positive, or charged to accumulated profits, if negative, in the accompanying consolidated financial statements.

Accounting for the Effect of Inflation

Prior to January 1, 2003, the adjustments and reclassifications made to the statutory records of the Russian subsidiaries of the Group for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the Russian rouble in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003 the Group ceased applying IAS 29 to current periods and only recognises the cumulative impact of inflation indexing on non-monetary elements of the financial statements through December 31, 2002.

Non-monetary assets and liabilities acquired prior to December 31, 2002 have been restated by applying the relevant conversion factors to the historical cost ("restated cost") through December 31, 2002. Gains or losses on subsequent disposal are recognised based on the restated cost of the non-monetary assets and liabilities.

Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to the estimated useful lives of long lived assets, fair value of property, plant and equipment at the date of transition to IFRS, fair values of assets and liabilities acquired in business combinations, site restoration costs, post-employment benefits, allowances for doubtful accounts receivable, allowances for net realisable value and obsolescence of inventories, and deferred income taxes.

2. Significant Accounting Policies (continued)

Foreign Currency Transactions

The presentation currency of the Group is the US dollar because the presentation in US dollars is convenient for the major current and potential users of the consolidated financial statements.

The measurement currency of the Group's subsidiaries located in the Russian Federation is the Russian rouble (the "rouble"). The measurement currency of the subsidiaries located in other countries is the US dollar or euro. As at the reporting date, the assets and liabilities of the subsidiaries with the rouble or euro, as measurement currency, are translated into the presentation currency at the rate of exchange ruling at the balance sheet date, and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Transactions in foreign currencies in each subsidiary of the Group are initially recorded in the measurement currency at the rate ruling at the date of transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement.

Basis of Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Acquisition of Subsidiaries

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, as described above.

In the period from January 1, 2002 to March 30, 2004, in accordance with IAS 22, Business Combinations, identifiable assets and liabilities acquired in a business combination were measured initially at the aggregate of:

(a) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and

(b) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning March 31, 2004, in accordance with IFRS 3, Business Combinations, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

2. Significant Accounting Policies (continued)

Basis of Consolidation (continued)

Acquisition of Subsidiaries (continued)

The initial accounting for a business combination involves identifying and determining the fair values to be assigned to the acquiree's identifiable assets, liabilities and contingent liabilities and the cost of the combination. If the initial accounting for a business combination can be determined only provisionally by the end of the period in which the combination is effected because either the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities or the cost of the combination can be determined only provisionally, the Group accounts for the combination using those provisional values. The Group recognises any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date.

The excess of purchase consideration over the fair value of the Group's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired the difference is either recorded on the balance sheet as negative goodwill (for business combinations for which the agreement date is prior to March 31, 2004) or recognised directly in the income statement (for business combinations for which the agreement date is on or after March 31, 2004).

Minority interest is that portion of the profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent. Minority interests at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts (for business combinations for which the agreement date is before March 31, 2004) or the fair values (for business combinations for which agreement date is on or after March 31, 2004) of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent's shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary. Any additional losses are allocated to the Group unless there is a binding obligation of the minority to fund the losses.

For the identifiable assets, liabilities and contingent liabilities initially accounted for at provisional values, the carrying amount of identifiable asset, liability or contingent liability that is recognised or adjusted as a result of completing the initial accounting is calculated as if its fair value or adjusted fair value at the acquisition date had been recognised from that date. Goodwill or any gain recognised when the acquired interest in net fair values of the identifiable assets, liabilities and contingent liabilities exceeds the cost of their acquisition is adjusted from the acquisition date by an amount equal to adjustment to the fair value at the acquisition date of the identifiable asset, liability or contingent liability being recognised or adjusted.

Comparative information presented for the periods before the completion of initial accounting for the acquisition is presented as if the initial accounting had been completed from the acquisition date.

Purchases of Subsidiaries from Entities under Common Control

Purchases of subsidiaries from entities under common control are accounted for using the uniting of interest method.

The assets and liabilities of the subsidiary transferred under common control are recorded in these financial statements at the historical cost of the controlling entity (the "Predecessor"). Related goodwill inherent in the Predecessor's original acquisition is also recorded in these financial statements. Any difference between the total book value of net assets, including the Predecessor's goodwill, and the consideration paid is accounted for in these consolidated financial statements as an adjustment to the shareholders' equity.

These financial statements, including corresponding figures, are presented as if the subsidiary had been acquired by the Group on the date it was originally acquired by the Predecessor.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Investments in Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Group's share of net assets of the associate. The Group's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless the Group is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Interest in a Joint Venture

The Group's interest in its joint venture is accounted for under the equity method of accounting whereby an interest in jointly controlled entities is initially recorded at cost and adjusted thereafter for post-acquisition changes in the Group's share of net assets of the joint ventures. The income statement reflects the Group's share of the results of operations of the joint venture.

Property, Plant and Equipment

The Group's property, plant and equipment, except for the items acquired prior to December 31, 2001, are stated at historical cost less accumulated depreciation and any impairment in value. Land is not depreciated. As described under Basis of Presentation above, the items of property, plant and equipment acquired prior to December 31, 2001 were accounted for at deemed cost being their fair value at December 31, 2001.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15-60 years
Machinery and equipment	4-45 years
Transport and motor vehicles	7-20 years
Other assets	3-15 years

Depletion of mining assets including capitalised site restoration costs is calculated using the units-of-production method based upon proved developed mineral reserves.

Maintenance costs relating to items of property, plant and equipment are expensed as incurred.

The Group has the title to certain non-production and social assets, primarily buildings and facilities of social infrastructure, which are carried at their recoverable amount of zero. The costs to maintain such assets are expensed as incurred.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

2. Significant Accounting Policies (continued)

Leases (continued)

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in investment in associate.

Goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is amortised using the straight-line method over its estimated useful life of ten years. Goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is not amortised but is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying amount may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Negative goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

Negative goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is recognised in the income statement.

Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

2. Significant Accounting Policies (continued)

Investments (continued)

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Group. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Gains or losses on trading investments are recorded in the income statement in the period in which they arise. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

All purchases and sales of financial assets under contracts to purchase or sell financial assets that require delivery of the asset within the time frame generally established by regulation or convention in the market place are recognised on the settlement date i.e. the date the asset is delivered by/to the counterparty.

Impairment of Assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that an asset or a group of assets may be impaired. When there is an indication that an asset may be impaired, the asset is measured at its estimated recoverable amount, which is the higher of the net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment loss is recognised for the difference between the estimated recoverable amount and the carrying value. The carrying amount of the asset is reduced to its estimated recoverable amount either directly or through the use of an allowance account and the amount of the loss is included in the net profit and loss for the period.

An impairment loss is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Inventories

Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity, but excluding borrowing costs.

2. Significant Accounting Policies (continued)

Inventories (continued)

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Accounts Receivable

Accounts receivable, which generally have 30-180 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Value Added Tax

The tax authorities permit the settlement of sales and purchases value added tax ("VAT") on a net basis.

VAT Payable

VAT payable represents VAT related to sales payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

VAT Recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date and property, plant and equipment not put into operation. VAT recoverable is reclaimable against sales VAT upon payment for the purchases and putting property, plant and equipment into operation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

Borrowing costs are expensed as incurred.

Shareholders' Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

2. Significant Accounting Policies (continued)

Shareholders' Equity (continued)

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

Social and Pension Contributions

Defined contributions are made by the Group to the Russian Federation state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 34%), based on gross salary payments. The Group has no legal or constructive obligation to pay further contributions in respect of those benefits. Its only obligation is to pay contributions as they fall due. These contributions are expensed as incurred.

Employee Benefits

Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, one of the Group's subsidiaries operates a separately administered defined pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

2. Significant Accounting Policies (continued)

Employee Benefits (continued)

Other Costs

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Rendering of Services

Revenue is recognised when services are rendered.

Interest

Revenue is recognised as the interest accrues.

Dividends

Revenue is recognised when the shareholders' right to receive the payment is established.

Rental Income

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term on ongoing leases.

Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies (continued)

Deferred Income Tax (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Segment Information

The Group's major business segments are steel production and mining. Steel production segment includes production of steel and related products at the three iron and steel plants. Mining segment includes ore mining and enrichment. The mining segment does not meet the criteria of a reportable segment under IFRS, because the majority of revenues of the mining segment are earned in inter-segment transactions. Despite this fact, management has designated the mining segment as a reportable segment based on the future plans to develop this business segment. The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended December 31, 2004, 2003 and 2002:

Year ended December 31, 2004

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 5,726,069	$ 116,409	$ 90,643	$ —	$ 5,933,121
Inter-segment sales	82,972	494,365	254,195	(831,532)	—
Total revenue	5,809,041	610,774	344,838	(831,532)	5,933,121
Result					
Segment result	$ 1,742,283	$ 91,767	$ 6,368		$ 1,840,418
Unallocated expenses					(3,835)
Profit from operations					**$ 1,836,583**
Assets and liabilities					
Segment assets	$ 3,031,412	$ 784,004	$ 170,942		$ 3,986,358
Investment in associates	1,237	195,017	396		196,650
Unallocated assets					70,253
Total assets					**$ 4,253,261**
Segment liabilities	$ 1,218,294	$ 357,051	$ 126,584		$ 1,701,929
Unallocated liabilities					584,709
Total liabilities					**$ 2,286,638**
Other segment information					
Additions to property, plant and equipment	$ 487,924	$ 47,961	$ 97,099		$ 632,984
Assets acquired in business combination	—	532,496	—		532,496
Depreciation, depletion and amortisation	(164,545)	(30,517)	(6,878)		(201,940)
Impairment of assets	(75)	—	(1,291)		(1,366)

Evraz Group S.A.

Notes to the Consolidated Financial Statements (continued)

For the years ended December 31, 2004, 2003 and 2002

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Year ended December 31, 2003

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 2,042,156	$ 60,377	$ 65,456	$ —	$ 2,167,989
Inter-segment sales	17,933	171,632	31,973	(221,538)	—
Total revenue	$ 2,060,089	$ 232,009	$ 97,429	$ (221,538)	$ 2,167,989
Result					
Segment result	$ 335,261	$ 6,903	$ (1,922)		$ 340,242
Unallocated expenses					(4,594)
Profit from operations					$ 335,648
Assets and liabilities					
Segment assets	$ 1,867,397	$ 171,717	$ 51,967		$ 2,091,081
Investment in associates	1,413	—	2,210		3,623
Unallocated assets					137,133
Total assets					$ 2,231,837
Segment liabilities	$ 483,122	$ 109,362	$ 28,070		$ 620,554
Unallocated liabilities					1,052,154
Total liabilities					$ 1,672,708
Other segment information					
Additions to property, plant and equipment	$ 234,150	$ 14,184	$ 5,420		$ 253,754
Assets acquired in business combination	—	—	22,673		22,673
Depreciation, depletion and amortisation	(158,335)	(7,735)	(3,507)		(169,577)
Impairment of assets	(5,068)	—	(431)		(5,499)

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Year ended December 31, 2002

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 1,512,077	$ 13,605	$ 14,670	$ —	$ 1,540,352
Inter-segment sales	4,142	25,095	—	(29,237)	—
Total revenue	$ 1,516,219	$ 38,700	$ 14,670	$ (29,237)	$ 1,540,352
Result					
Segment result	$ 52,500	$ (726)	$ 3,411		$ 55,185
Unallocated expenses					(2,332)
Profit from operations					$ 52,853
Assets and liabilities					
Segment assets	$ 1,051,768	$ 89,685	$ 4,279		$ 1,145,732
Investment in associates	167	—	—		167
Unallocated assets					76,411
Total assets					$ 1,222,310
Segment liabilities	$ 386,585	$ 48,717	$ 11,431		$ 446,733
Unallocated liabilities					556,251
Total liabilities					$ 1,002,984
Other segment information					
Additions to property, plant and equipment	$ 84,698	$ 11,144	$ 1,794		$ 97,636
Assets acquired in business combination	—	164,342	—		164,342
Depreciation, depletion and amortisation	(153,080)	(3,264)	(280)		(156,624)
Impairment of assets	(1,493)	—	(426)		(1,919)

Distribution of the Group's revenues by geographical area based on the location of customers for the years ended December 31 was as follows:

	2004	2003	2002
Russia	**$ 3,288,123**	$ 1,561,789	$ 973,275
Taiwan	**806,674**	95,935	83,536
Thailand	**457,574**	53,136	50,612
Philippines	**214,655**	69,957	62,021
Korea	**213,292**	45,095	33,889
Vietnam	**213,000**	37,873	84,589
Iran	**195,456**	47,320	—
Hong Kong	**178,148**	57,709	50,437
China	**160,873**	120,647	105,738
Other countries	**205,326**	78,528	96,255
	$ 5,933,121	$ 2,167,989	$ 1,540,352

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Carrying amounts of the Group's assets by geographical area in which the assets are located at December 31 were as follows:

	2004	2003	2002
Russia	**$ 3,439,893**	$ 1,736,854	$ 1,184,697
Other countries	**813,368**	494,983	37,613
	$ 4,253,261	$ 2,231,837	$ 1,222,310

In 2004, 2003 and 2002, substantially all the additions to the Group's property, plant and equipment related to the Russian operations of the Group.

4. Acquisitions and Increases of Ownership Interests in Subsidiaries

NTMK

As of December 31, 2001, the Group owned 41.71% of ordinary shares in Nizhny Tagil Iron & Steel Plant ("NTMK") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of NTMK were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in NTMK (32.64% ownership interest) for an aggregate cash consideration of $35,238. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $90,962. In the year ended December 31, 2004, the Group acquired additional minority interests in NTMK (6.09% ownership interest) for cash consideration of $47,980. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $8,466 was charged to accumulated profits.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (13.5-15.5 years).

ZapSib

As of December 31, 2001, the Group owned 36.78% of ordinary shares in West-Siberian Iron & Steel Plant ("ZapSib") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of ZapSib were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in ZapSib (56.58% ownership interest) for an aggregate cash consideration of $80,393. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $33,025. In the year ended December 31, 2004, the Group acquired additional minority interest in ZapSib (1.23% ownership interest) for cash consideration of $9,323. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $3,662 was charged to accumulated profits, the excess of the carrying value of minority interest over consideration amounting to $587 was included in additional paid-in capital.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (10-12 years).

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Teisky Rudnik

On August 1, 2002, the Group acquired a production complex of OAO Teisky Rudnik for a cash consideration of 32,340,000 roubles ($1,017 at the exchange rate as of December 31, 2002). The production complex of Teisky Rudnik ("Teisky Rudnik") represented a business and therefore that acquisition was accounted for as a business combination in accordance with IAS 22. Identifiable assets and liabilities of the production complex were measured at fair value on the date of acquisition.

The financial position and results of operations of Teisky Rudnik were included in the Group's consolidated financial statements beginning August 1, 2002.

The table below sets forth the fair values of Teisky Rudnik identifiable assets and liabilities at the date of acquisition:

	August 1, 2002
Property, plant and equipment	$ 90,740
Inventories	1,922
Accounts and notes receivable	1,224
Total assets	**93,886**
	(399)
Deferred income tax liabilities	(19,882)
Total liabilities	**(20,281)**
Net assets	**73,605**
Consideration paid	**1,017**
Total negative goodwill	**$(72,588)**

Teisky Rudnik's net (loss)/profit for the years ended December 31, 2004 and 2003 and for the period from August 1, 2002 to December 31, 2002 amounted to $(183), $(553) and $384, respectively.

The amount of negative goodwill is being recognised as income over the remaining average useful life of identifiable depreciable assets acquired (20 years).

VGOK

As at October 3, 2002, the Group acquired an additional 38.61% ownership interest in OAO Vysokogorsky Mining-and-Processing Integrated Works ("VGOK") for $402. Prior to this date, the Group had accumulated a 48.76% ownership interest in VGOK for an aggregate consideration of $1,738, resulting in negative goodwill of $21,418.

The acquisition on October 3, 2002 provided the Group a controlling interest and, as a result, the financial position and the results of operations of VGOK have been included in the Group's consolidated financial statements as of this date.

Prior to October 3, 2002, VGOK was accounted for under the equity method.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

VGOK (continued)

The table below sets forth the fair values of VGOK's assets and liabilities at the date of acquisition:

	October 3, 2002
Property, plant and equipment	$73,949
Other non-current assets	3,058
Inventories	2,622
Accounts and notes receivable, net	8,303
Cash	99
Total assets	**88,031**
Non-current liabilities	20,215
Current liabilities	17,607
Total liabilities	**37,822**
Net assets	**$50,209**
Fair value of net assets attributable to 38.61% ownership interest	$19,386
Less: consideration paid	(402)
Negative goodwill on acquisition of 38.61% ownership interest	18,984
Negative goodwill recognised on acquisitions prior to October 3, 2002	21,418
Total negative goodwill	**$40,402**

VGOK's net profit/(loss) for the years ended December 31, 2004 and 2003 and for the period from October 3, 2002 to December 31, 2002 amounted to $6,246, $4,074 and $(2,773), respectively.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (16-17 years).

NMTP

As at February 15, 2003, the Group acquired an additional 24.48% ownership interest in OAO Nakhodka Commercial Sea Port ("NMTP") for $3,815. Prior to this date, the Group had accumulated a 35.47% ownership interest in NMTP for an aggregate cash consideration of $6,364, resulting in the recognition of negative goodwill of $5,045.

The acquisition on February 15, 2003 provided the Group a controlling interest and, as a result, the financial position and the results of operations of NMTP have been included in the Group's consolidated financial statements as of this date. In the period from February 11, 2002 to February 15, 2003, NMTP was accounted for under the equity method.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

NMTP (continued)

The table below sets forth the fair values of NMTP's assets and liabilities at the date of acquisition:

	February 15, 2003
Property, plant and equipment	$22,705
Other non-current assets	3,154
Inventories	1,621
Accounts and notes receivable, net	4,805
Other current assets	3,830
Cash	1,852
Total assets	**37,967**
Non-current liabilities	710
Deferred income tax liabilities	414
Current liabilities	3,982
Total liabilities	**5,106**
Net assets	**$32,861**
Fair value of net assets attributable to 24.48% ownership interest	$ 8,044
Less: consideration paid	(3,815)
Negative goodwill on acquisition of 24.48% ownership interest	4,229
Negative goodwill recognised on acquisitions prior to February 15, 2003	5,045
Total negative goodwill at February 15, 2003	**$ 9,274**

NMTP's net loss for the year ended December 31, 2004 and for the period from February 15, 2003 to December 31, 2003 amounted to $2,793 and $2,562, respectively.

In the period from February 15, 2003 to December 31, 2003, the Group acquired an additional 31.56% ownership interests in NMTP for a consideration of $6,374. These acquisitions were accounted for as step acquisitions and the Group has recorded additional negative goodwill of $4,473.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (9 years).

KGOK

On May 21, 2004, the Group acquired 83.59% of the ordinary shares in Kachkanarsky Mining-and-Processing Integrated Works ("KGOK") for 5,519,647,048 roubles ($190,311 at the exchange rate as of the dates of transactions). In addition, as part of the acquisition cost, the Group purchased restructured debts of KGOK with a fair value of 596,957,000 roubles ($20,595 at the exchange rate as of the date of transaction) for 1,283,000,000 roubles ($44,264 at the exchange rate as of the date of transaction). As a result, the financial position and the results of operations of KGOK were included in the Group's consolidated financial statements beginning May 21, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

KGOK (continued)

The table below sets forth the fair values of KGOK's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	May 21, 2004
Property, plant and equipment	$ 337,053
Other non-current assets	3,983
Inventories	17,140
Accounts and notes receivable, net	66,342
Cash	2,271
Total assets	**426,789**
Non-current liabilities	35,722
Deferred income tax liabilities	68,155
Current liabilities	66,924
Total liabilities	**170,801**
Net assets	**$ 255,988**
Fair value of net assets attributable to 83.59% ownership interest	**$ 213,980**
Consideration paid	**$ 213,980**

KGOK's net profit for the period from May 21, 2004 to December 31, 2004 amounted to $58,220.

Subsequent to the acquisition date, the Group acquired an additional 14.04% ownership interest in KGOK for 896,155,736 roubles ($31,256 at the exchange rate as of the dates of transactions). The excess of the carrying value of minority interest over the amount of consideration amounting to $11,420 was recorded in additional paid-in capital.

Kuznetsky Mining-and-Processing Integrated Works

In February 2004, the Group acquired a production complex from OOO Centerprom-MT for $8,085. The production complex consisted of items of property, plant and equipment, which were previously owned by OOO Kuznetsky Mining-and-Processing Integrated Works ("KuzGOK"). The production complex acquired represents a business and was accounted for as a business combination in accordance with IAS 22. Identifiable assets and liabilities of the production complex were measured at fair value on the date of acquisition. In September 2004, the Group acquired 100% ownership interest in KuzGOK, for $1. KuzGOK had licenses for iron ore reserves being mined using the assets of the production complex acquired.

The financial position and results of operations of the production complex and KuzGOK were included in the Group's consolidated financial statements beginning February 19, 2004 and September 30, 2004, as the Group exercised control over their operations since these dates.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Kuznetsky Mining-and-Processing Integrated Works (continued)

For accounting purposes, the acquisitions of the production complex and ownership interest in KuzGOK were accounted for as a single business combination. The table below sets forth the fair values of identifiable assets and liabilities of the production complex and KuzGOK at the dates of acquisition:

	February 19, 2004	September 30, 2004	Total
Property, plant and equipment	$ 87,943	$ 8,315	$ 96,258
Inventories	—	2,743	2,743
Accounts and notes receivable, net	—	20,494	20,494
Cash	—	7	7
Total assets	**$ 87,943**	**$ 31,559**	**$ 119,502**
Non-current liabilities	(2,293)	(1,178)	(3,471)
Deferred income tax liabilities	(19,063)	—	(19,063)
Current liabilities	—	(51,843)	(51,843)
Total liabilities	(21,356)	(53,021)	(74,377)
Net assets / (liabilities)	**$ 66,587**	**$ (21,462)**	**$ 45,125**
Consideration paid	**$ 8,085**	**$ 1**	**$ 8,086**
Total goodwill / (negative goodwill)	**$ (58,502)**	**$ 21,463**	**$ (37,039)**

The acquired production complex was vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquiree's profit or loss for the period from February 19, 2004 to December 31, 2004

The amount of negative goodwill is being recognised as income over the remaining average useful life of identifiable depreciable assets acquired (20 years).

Neryungriugol

In April 2004, the Group acquired 100% of the shares in OAO UK Neryungriugol ("Neryungriugol") for 100,000 roubles ($4 at the exchange rate as of the date of the transaction). As of the date of the acquisition, Neryungriugol was at the development stage applying for certain mining licences. Initially, acquisition of Neryungriugol in the consolidated financial statements authorised for issue on April 25, 2005 was accounted for in accordance with IFRS 3 using the provisional values. In April 2005, Neryungriugol obtained the licence for Denisovskoye coal field. As a result, the Group completed the initial accounting for that business combination. The completion of the initial accounting is reflected in these consolidated financial statements.

Sheregeshskoe and Irbinskoe Ore Deposits

In July 2004, the Group acquired production complexes of OAO Sheregeshskoe Rudoupravlenie ("Sheregeshskoe Ore Deposit") and OAO Irbinskoe Rudoupravlenie ("Irbinskoe Ore Deposit") on open auctions for cash considerations of $2,996 and $3,053, respectively. The production complexes acquired represent businesses and therefore their acquisitions were accounted for as business combinations in accordance with IFRS 3. Indentifable assets, liabilities and contingent liabilities of the production complexes were measured at fair value on the dates of acquisitions.

The financial position and results of operations of Sheregeshskoe and Irbinskoe Ore Deposits were included in the Group's consolidated financial statements from July 30, 2004, as the Group exercised control over their operations from that date.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Sheregeshskoe and Irbinskoe Ore Deposits (continued)

The table below sets forth the fair values of Sheregeshskoe Ore Deposit identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
Property, plant and equipment	$ 37,991
Inventories	798
Accounts and notes receivable, net	324
Total assets	**39,113**
Non-current liabilities	(1,216)
Deferred income tax liabilities	(9,946)
Total liabilities	**(11,162)**
Net assets	**27,951**
Consideration paid	**2,996**
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	**$(24,955)**

The table below sets forth the fair values of Irbinskoe Ore Deposit's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
Property, plant and equipment	$ 37,262
Inventories	704
Accounts and notes receivable, net	2,729
Total assets	**40,695**
Non-current liabilities	(850)
Deferred income tax liabilities	(10,418)
Total liabilities	**(11,268)**
Net assets	**$ 29,427**
Consideration paid	**3,053**
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	**$(26,374)**

The acquired production complexes were vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquirees' profit or loss for the period from July 30, 2004 to December 31, 2004

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Negative Goodwill

The table below presents a reconciliation of the carrying amount of negative goodwill at December 31, 2004, 2003 and 2002:

	Gross book value	Accumulated amortisation	Total
At December 31, 2001	$ (136,004)	$ —	$ (136,004)
Negative goodwill previously recognised in investments under the equity method	(21,418)	—	(21,418)
Negative goodwill recognised on acquisitions	(200,964)	—	(200,964)
Amortisation	—	17,855	17,855
At December 31, 2002	(358,386)	17,855	(340,531)
Negative goodwill previously recognised in investments under the equity method	(5,045)	343	(4,702)
Negative goodwill recognised on acquisitions	(23,974)	—	(23,974)
Amortisation	—	26,271	26,271
Translation difference	(6,048)	310	(5,738)
At December 31, 2003	(393,453)	44,779	(348,674)
Negative goodwill recognised on acquisitions	**(37,039)**	—	**(37,039)**
Amortisation	—	**28,012**	**28,012**
Translation difference	**(5,488)**	**577**	**(4,911)**
At December 31, 2004	**$ (435,980)**	**$ 73,368**	**$ (362,612)**

5. Revenues and Expenses

Revenue from sales of goods and cost of revenues included non-monetary exchanges of dissimilar goods for $0, $239,165 and $238,159 for the years ended December 31, 2004, 2003 and 2002, respectively.

Cost of revenues, distribution costs, administrative expenses and social infrastructure maintenance expenses include the following for the years ended December 31:

	2004	2003	2002
Cost of inventories recognised as expense	**$ 2,299,722**	$ 891,466	$ 839,370
Staff costs	**591,771**	288,218	247,934
Depreciation, depletion and amortisation	**196,302**	145,872	156,774

Gain on Financial Assets

Gain on financial assets represents gain on re-measurement of 19.145% of shares in ZAO Raspadskaya to fair value. This gain was realised when these shares were contributed into a joint venture (Note 8).

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Income Taxes

Major components of income tax expense for the years ended December 31 were as follows:

	2004	2003	2002
Current income tax expense	**$ 444,038**	$ 111,652	$ 21,266
Deferred income tax benefit			
Relating to origination and reversal of temporary differences	**(66,749)**	(36,779)	(9,991)
Income tax expense reported in the consolidated income statement	**$ 377,289**	$ 74,873	$ 11,275

In the years ended December 31, 2004, 2003 and 2002, the Group's income was subject to tax at 24% in the Russian Federation, 10% in Cyprus, and 24% and 11.6% (depending on the type of income) in Switzerland. Ferrotrade Limited has a Taxation Exemption Certificate under which it is currently liable to tax at the fixed annual amount of £225. This certificate is valid through 2010.

Major part of income taxes is paid in the Russian Federation. A reconciliation of income tax expense applicable to profit before income tax using the Russian statutory tax rate of 24% to income tax expense as reported in the Group's consolidated financial statements for the years ended December 31 is as follows:

	2004	2003	2002
Profit before income tax	**$ 1,722,177**	$ 327,817	$ 12,645
At the Russian statutory income tax rate of 24%	**413,323**	78,677	3,035
Effect of non-deductible expenses and other non-temporary differences	**(48,092)**	7,762	8,267
Effect of the difference in tax rates in countries other than the Russian Federation	**(4,279)**	(11,566)	(27)
Deferred income tax provided for undistributed earnings of the Group's subsidiaries	**16,337**	—	—
Income tax expense reported in the consolidated income statement	**$ 377,289**	$ 74,873	$ 11,275

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Income Taxes (continued)

Deferred income tax assets and liabilities and their movements for the years ended December 31 were as follows:

	2004	Change recognised in income statement	Change due to business combinations	Translation difference	2003	Change recognised in income statement	Change due to business combinations	Translation difference	2002
Deferred income tax liabilities:									
Property, plant and equipment	**$228,220**	**$ (14,656)**	**$ 103,025**	**$ 10,298**	$129,553	$ (28,639)	$ 342	$ 11,065	$146,785
Liabilities under the Settlement Agreements	**14,586**	**(31,722)**	**8,669**	**1,395**	36,244	(11,558)	—	3,053	44,749
Undistributed earnings of subsidiaries	**16,337**	**16,337**	—	—	—	—	—	—	—
Other	**14,736**	**7,532**	**679**	**3,924**	2,601	3,617	155	(4,150)	2,979
	273,879	**(22,509)**	**112,373**	**15,617**	168,398	(36,580)	497	9,968	194,513
Deferred income tax assets:									
Tax losses available for offset	—	—	—	—	—	(6,368)	—	218	6,150
Accrued liabilities	**19,673**	**13,135**	**(2,578)**	**1,065**	8,051	2,266	—	(1,403)	7,188
Accounts receivable	**11,887**	**2,541**	**5,255**	**667**	3,424	3,623	—	(506)	307
Other	**31,228**	**28,564**	**624**	**287**	1,753	678	110	236	729
	62,788	**44,240**	**3,301**	**2,019**	13,228	199	110	(1,455)	14,374
Net deferred income tax asset	**3,390**	**3,465**	—	**(75)**	—	—	—	—	—
Net deferred income tax liability	**$214,481**	**$ (63,284)**	**$ 109,072**	**$ 13,523**	$155,170	$ (36,779)	$ 387	$ 11,423	$180,139

For Russian income tax purposes, ZapSib had unused tax losses incurred in 1997 and 1998. As of December 31, 2002, the unused tax losses carry forward approximated $25,623. In 2003, these tax losses were fully utilised.

As of December 31, 2004, deferred income taxes have been provided for undistributed earnings of the Group's subsidiaries amounting to $273,268 as management intends to dividend this amount. As of December 31, 2004, the amount of undistributed earnings for which deferred income taxes have not been provided was $1,768,515. Management does not intend on distributing those earnings in the foreseeable future.

The current tax rate for dividends income in respect of the Group's subsidiaries varies from 5% to 10%.

(All amounts are in thousands of US dollars, unless specified otherwise)

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31:

	2004	2003	2002
Cost:			
Land	**$ 53,250**	$ 26,239	$ 15,844
Buildings and constructions	**662,182**	274,324	232,898
Machinery and equipment	**1,276,433**	935,563	807,159
Transport and motor vehicles	**143,970**	20,996	9,087
Mining assets	**284,244**	169,838	146,497
Other assets	**46,204**	29,292	20,284
Assets under construction	**499,430**	242,961	107,761
	2,965,713	1,699,213	1,339,530
Accumulated depreciation, depletion and amortisation:			
Buildings and constructions	**(70,568)**	(40,367)	(18,223)
Machinery and equipment	**(440,467)**	(276,526)	(129,670)
Transport and motor vehicles	**(13,080)**	(5,187)	(2,161)
Mining assets	**(14,488)**	(6,755)	(1,011)
Other assets	**(18,804)**	(10,912)	(4,425)
	(557,407)	(339,747)	(155,490)
Government grants:			
Machinery and equipment, net	**(9,377)**	(9,628)	(9,658)
	$ 2,398,929	$ 1,349,838	$ 1,174,382

Assets under construction include prepayments to constructors and suppliers of property, plant and equipment in the amount of $137,489, $74,027 and $19,986 as of December 31, 2004, 2003 and 2002, respectively.

The movement in property, plant and equipment for the year ended December 31, 2004 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2003, cost, net of accumulated depreciation and government grants	$ 26,239	$ 233,957	$ 649,409	$ 15,809	$ 163,083	$ 18,380	$ 242,961	$ 1,349,838
Additions	21,214	5,467	5,581	84,612	9,555	3,228	503,327	632,984
Assets acquired in business combination	3,942	322,845	52,539	24,952	95,973	994	31,251	532,496
Assets put into operation	61	32,854	222,459	11,108	—	11,398	(277,880)	—
Disposals	(4)	(2,865)	(3,641)	(650)	—	(899)	(21,967)	(30,026)
Depreciation & depletion charge	—	(29,339)	(146,461)	(8,637)	(10,354)	(7,149)	—	(201,940)
Amortisation of government grants	—	—	811	—	—	—	—	811
Impairment loss	—	—	—	—	(1,701)	—	(127)	(1,828)
Translation difference	1,798	28,695	45,892	3,696	13,200	1,448	21,865	116,594
At December 31, 2004, cost, net of accumulated depreciation and government grants	**$ 53,250**	**$ 591,614**	**$ 826,589**	**$ 130,890**	**$ 269,756**	**$ 27,400**	**$ 499,430**	**$ 2,398,929**

(All amounts are in thousands of US dollars, unless specified otherwise)

7. Property, Plant and Equipment (continued)

The movement in property, plant and equipment for the year ended December 31, 2003 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2002, cost, net of accumulated depreciation and government grants	$ 15,844	$ 214,675	$ 667,831	$ 6,926	$ 145,486	$ 15,859	$ 107,761	$ 1,174,382
Additions	7,863	11,797	25,345	2,708	10,627	4,186	191,228	253,754
Assets acquired in business combination	1,059	4,001	15,449	1,860	—	134	170	22,673
Assets put into operation	34	6,611	31,134	6,058	—	3,436	(47,273)	—
Disposals	—	(904)	(3,410)	(48)	—	(625)	(19,676)	(24,663)
Depreciation & depletion charge	—	(19,201)	(137,846)	(2,546)	(4,862)	(5,883)	—	(170,338)
Amortisation of government grants	—	—	761	—	—	—	—	761
Impairment loss	—	—	—	—	—	—	(4,094)	(4,094)
Translation difference	1,439	16,978	50,145	851	11,832	1,273	14,845	97,363
At December 31, 2003, cost, net of accumulated depreciation and government grants	$ 26,239	$ 233,957	$ 649,409	$ 15,809	$ 163,083	$ 18,380	$ 242,961	$ 1,349,838

The movement in property, plant and equipment for the year ended December 31, 2002 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2001, cost, net of accumulated depreciation and government grants	$ —	$ 211,286	$ 750,394	$ 6,818	$ —	$ 14,583	$ 104,762	$ 1,087,843
Additions	15,844	21	3,923	292	2,744	3,000	71,812	97,636
Assets acquired in business combination	—	16,217	1,799	792	143,725	480	1,329	164,342
Assets put into operation	—	5,630	48,405	1,193	28	2,275	(57,531)	—
Disposals	—	(244)	(5,918)	(4)	—	(38)	(12,611)	(18,815)
Depreciation & depletion charge	—	(18,235)	(131,507)	(2,165)	(1,011)	(4,441)	—	(157,359)
Amortisation of government grants	—	—	735	—	—	—	—	735
At December 31, 2002, cost, net of accumulated depreciation and government grants	$ 15,844	$ 214,675	$ 667,831	$ 6,926	$ 145,486	$ 15,859	$ 107,761	$ 1,174,382

As of December 31, 2004, 2003 and 2002, certain items of production equipment with an approximate carrying value of $95,802, $103,172 and $431,748, respectively, were pledged to banks as collateral against loans to the Group (Notes 19).

In addition, the Group pledged property, plant and equipment with an approximate carrying value of $0, $12,752 and $1,121 as of December 31, 2004, 2003 and 2002, respectively, in respect of loans received by the Group's related parties.

Government grants represent the reduction in ecological tax payable by the Group in 2001. Such reductions were granted to the Group for the amount of actual expenditures on the acquisition of certain assets qualified for ecological purposes.

(All amounts are in thousands of US dollars, unless specified otherwise)

8. Investment in a Joint Venture

On March 10, 2004, as a part of a joint venture agreement, the Group acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), a joint venture created for the purpose of exercising joint control over economic activities of Raspadskaya Mining Group and other Corber's subsidiaries. At the date of acquisition, Corber owned 72.03% of ordinary shares in ZAO Raspadskaya, one of the largest coal mines in the Russian Federation. The Group's consideration in exchange for the ownership interest in Corber was $139,651 including a cash payment of $61,800, the issuance of 6% interest-bearing promissory notes of Mastercroft Mining with total nominal value of $19,200 payable not earlier than March 10, 2006 and a contribution of 88,016 (19.15%) ordinary shares in ZAO Raspadskaya with a carrying value of $58,651.

The table below sets forth the fair values of Corber's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	March 10, 2004
Property, plant and equipment	$ 176,723
Mineral reserves	269,960
Other non-current assets	1,139
Inventories	11,000
Accounts and notes receivable, net	33,373
Other current assets	1,294
Cash	5,644
Total assets	**499,133**
Non-current liabilities	16,564
Deferred income tax liabilities	82,100
Current liabilities	27,387
Total liabilities	**126,051**
Minority interests	**36,988**
Net assets	**$ 336,094**
Fair value of net assets attributable to 50% effective interest	168,047
Negative goodwill	(28,396)
Consideration paid	**$ 139,651**

The Group accounted for the investment in Corber under the equity method.

The Group completed the initial accounting for the acquisition of its ownership interest in Corber, which previously was accounted for using provisional values. As a result, the Group made certain adjustments to identifiable assets and liabilities used in the preparation of consolidated financial statements of the Group for the year ended December 31, 2004 authorised for issue on April 25, 2005. These changes did not have a significant impact on the carrying value of the investment balance as of December 31, 2004 and the share of profits of a joint venture for the year then ended.

Subsequent to the acquisition date, Corber acquired additional 4.20% ownership interest in Raspadskaya Mining Group for $5,522. The 50% of excess of the carrying value of acquired minority interest over the amount of consideration paid by the joint venture amounting to $5,517 is recorded in additional paid-in capital.

(All amounts are in thousands of US dollars, unless specified otherwise)

8. Investment in a Joint Venture (continued)

The table below sets forth Corber's assets and liabilities as of December 31, 2004:

Property, plant and equipment	$ 234,818
Mineral reserves	266,758
Other non-current assets	612
Inventories	12,681
Accounts and notes receivable, net	63,170
Cash	48,066
Total assets	**626,105**
Non-current liabilities	43,243
Deferred income tax liabilities	80,060
Current liabilities	34,758
Total liabilities	**158,061**
Minority interests	**23,958**
Net assets	**$ 444,086**

As of December 31, 2004, the Group's effective interest in these assets and liabilities is 50%.

The table below sets forth Corber's income and expenses for the period from March 10, 2004 to December 31, 2004:

Revenue	**$ 363,586**
Cost of revenue	**(211,952)**
Other expenses, including income taxes	**(64,499)**
Minority interests	**(2,983)**
Net profit	**$ 84,152**
Share of profits attributable to the Group	**$ 42,076**
Amortisation of negative goodwill	**1,065**
Share of profits/(losses) of a joint venture	**$ 43,141**
Investment at March 10, 2004	**$ 139,651**
Share of profit of a joint venture	**43,141**
Translation difference	**6,403**
Additional paid-in capital in respect of acquisition of minority interests	**5,517**
Investment at December 31, 2004	**$ 194,712**

(All amounts are in thousands of US dollars, unless specified otherwise)

9. Other Long-Term Investments

Long-term investments were as follows as of December 31:

Name	Business activity	Percentage holding	2004	2003	2002
Investments in associates:					
OAO Nakhodka Commercial Sea Port	seaport services	35.47%	$ —	$ —	$ 4,917
OOO Mecona	seaport services	50.00%	—	1,683	—
OOO Plant of Metallurgical Reagents	production of metallurgical reagents	50.00%	**708**	679	—
OAO TagilBank	banking	37.91%	**615**	579	536
Other associates			**615**	527	167
Investments in other companies:					
OAO Ugolnaya Kompaniya Kuznetskugol	coal mining	20%	—	—	7,822
Novosibirsk Steel Plant	steel making, pipe manufacturing	0.20%	—	29	12,443
OAO Ugolnaya Kompaniya Kuzbassugol	coal mining	3.91%	—	—	8,869
OAO Rossiiskie Kommunalnye Systemy	electricity, heating and other public utilities	10.00%	**2,395**	3,395	—
ZAO Raspadskaya	coal mining	19.09%	—	1,310	1,214
Other investments			**615**	612	422
Held-to-maturity financial assets:					
OGVZ bonds			**1,172**	1,055	—
Other bonds and promissory notes			**2,524**	—	—
			$ 8,644	$ 9,869	$ 36,390

10. Cash and Cash Equivalents and Restricted Deposits at Banks

Cash and cash equivalents were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	**$ 64,632**	$ 41,767	$ 40,883
US dollars	**227,194**	150,327	2,086
Euros	**1,121**	3,587	32
	$ 292,947	$ 195,681	$ 43,001

The above cash and cash equivalents mainly consist of cash at banks.

(All amounts are in thousands of US dollars, unless specified otherwise)

10. Cash and Cash Equivalents and Restricted Deposits at Banks (continued)

Restricted deposits at banks were as follows as of December 31:

	2004	2003	2002
Deposits to secure bank loans	$ **17,570**	$ 22,972	$ —
Deposits for repayment of Settlement Agreements (Note 20)	**3,441**	—	—
	21,011	22,972	—
Less: deposits with current maturities	**(12,441)**	(4,850)	—
	$ **8,570**	$ 18,122	$ —

The deposits earned interest in the range from 0.98% to 8.50% per annum. The deposits to secure bank loans are denominated in US dollars.

11. Other Non-Current Assets

Other non-current assets were as follows as of December 31:

	2004	2003	2002
Prepaid contributions to pension plans	$ **—**	$ 8,031	$ —
Long-term VAT relating to Settlement Agreements	**197**	3,978	4,320
Long-term input VAT	**3,980**	1,990	304
Deferred income tax assets (Note 6)	**3,390**	—	—
Other	**1,678**	917	204
	$ **9,245**	$ 14,916	$ 4,828

12. Inventories

Inventories, at cost, consisted of the following as of December 31:

	2004	2003	2002
Raw materials and spare parts	$ **390,367**	$ 188,440	$ 101,550
Work-in-progress	**63,229**	34,885	19,808
Finished goods:			
—at cost	**327,099**	266,386	4,668
—at net realisable value	**35,510**	—	—
	816,205	489,711	126,026
Allowance for obsolete and slow-moving items	**(8,386)**	(5,399)	(4,274)
	$ **807,819**	$ 484,312	$ 121,752

As of December 31, 2004, 2003 and 2002, certain items of inventory with an approximate carrying amount of $339,238, $178,597 and $30,219, respectively, were pledged to banks as collateral against loans provided to the Group (Note 19).

(All amounts are in thousands of US dollars, unless specified otherwise)

13. Trade and Other Receivables

Trade and other receivables consisted of the following as of December 31:

	2004	2003	2002
Trade accounts receivable	**$ 275,189**	$ 77,537	$ 44,284
Other receivables	**38,341**	17,693	14,027
	313,530	95,230	58,311
Allowance for doubtful accounts	**(27,783)**	(15,003)	(15,943)
	$ 285,747	$ 80,227	$ 42,368

14. Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

Amounts owed by/to related parties at December 31 were as follows:

	Amounts due from related parties			Amounts due to related parties		
	2004	2003	2002	2004	2003	2002
EAM Group	$ —	$ —	$ 401	$ —	$ 7,709	$ 23,559
Evrazmetall-Centre	**20,930**	—	—	—	—	—
Evrazmetall-Sibir	**21,721**	—	—	**349**	—	—
Ferrotrade & Co.	—	62,247	8,850	—	116,514	74,480
Ferrotranstrade	**25,453**	—	—	**4,005**	—	—
Fletcher Holdings International Corp.	—	—	—	—	20,766	20,699
Goroblagodatskoye Ore Mine	**7,778**	8,679	6,975	**2,456**	—	6
KMK-Energo	**65**	867	—	**206**	5,530	—
Kuzbassuglepostavka	—	—	—	—	19,408	—
Marteck Shipping	—	—	—	**7,708**	—	—
Relsy KMK	—	2,277	4,327	—	7,629	196
SEAR MF	**3**	9,028	21	—	1,766	5,278
Shareteam	—	3	—	—	32,047	—
Sibirskaya Gornaya Company	—	—	6	—	11	5,530
Steel of KMK	**433**	5,551	2,227	—	5,574	36
Other entities	**15,309**	59,510	19,197	**22,782**	54,136	12,061
Liabilities to entities under common control for transfers of ownership interests in subsidiaries—current portion	—	—	—	**32,303**	618	47,277
	91,692	148,162	42,004	**69,809**	271,708	189,122
Less: allowance for doubtful accounts	**(6,582)**	(8,837)	(10,853)	—	—	—
Less: amounts due to related parties under Settlement Agreements (Note 20)	—	—	—	—	(13,329)	(30,826)
	$ 85,110	$ 139,325	$ 31,151	**$ 69,809**	$ 258,379	$ 158,296

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

In addition to the balances and transactions disclosed in this note, loans due to and from related parties presented separately in the accompanying consolidated balance sheets and in Notes 15, 22 and 28.

Transactions with related parties were as follows for the years ended December 31:

	Sales to related parties			Purchases from related parties		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
D.E.Metals	**$ 637**	$ —	$ 369	**$ 12,423**	$ 24,629	$ —
Duferco S.A.	**—**	—	22,317	**—**	—	—
EAM Group	**—**	—	51,868	**—**	377	223
Evrazmetall-Centre	**105,654**	—	—	**—**	—	—
Evrazmetall-Sibir	**102,660**	—	—	**—**	—	—
Ferrotrade & Co.	**124,258**	484,669	311,829	**—**	—	—
Ferrotranstrade	**45,585**	7,377	499	**3,483**	1,745	—
KMK- Energo	**5,538**	1,145	—	**51,597**	14,213	—
Kuzbassuglepostavka	**—**	6,822	—	**—**	229,280	—
Kuznetsk Coal Company	**10,435**	104,471	630	**73**	142,738	—
Kuznetskuglesbyt	**—**	—	151,880	**—**	94	18,251
UK Kuznetskugol	**—**	7,271	5,463	**—**	—	—
Marteck Shipping	**7,238**	—	—	**97,528**	1,263	—
PromKhimProduct	**83,866**	—	—	**532**	—	—
Raspadsky Ugol	**—**	—	—	**79,504**	—	—
Relsy KMK	**—**	27,668	233	**—**	51,451	214
Sibirskaya Gornaya Company	**—**	—	472	**—**	—	40,274
Steel of KMK	**21,651**	18,042	25,903	**69,814**	13,368	17,485
UK Yuzhkuzbassugol	**209**	14,609	—	**29,582**	6,122	—
ZAO Yuzhkuzbassugol	**13**	—	—	**257,676**	—	—
Other entities	**31,825**	5,312	49,072	**51,524**	23,787	16,281
	$539,569	$677,386	$620,535	**$653,736**	$509,067	$ 92,728

ZAO D.E.Metals ("D.E.Metals") became an entity under common control with the Group in 2003. It served as a purchasing agent to the Group.

Duferco S.A. is an entity under control of Duferco Participation Holdings Limited ("Duferco"), a shareholder of NTMK. In 2002, Duferco sold its shares in NTMK to the Group and ceased to be a related party. Duferco S.A. was a customer of the Group.

ZAO EAM Group ("EAM") is an entity under common control with the Group. At December 31, 2003 and 2002, the Group owed $7,661 and $20,963, respectively, to EAM under the Settlement Agreement (Note 20). In 2002, EAM purchased the Group's steel products.

OOO Evrazmetall-Centre and OOO Evrazmetall-Sibir, the entities under common control with the Group, purchase steel products from the Group.

Ferrotrade & Co. is an entity under common control with the Group. Prior to 2004, Ferrotrade & Co. exported the Group's products from Russia. At the end of 2003, Ferrotrade & Co. discontinued entering into new sales contracts and sold all of its inventories to Ferrotrade Limited, the Group's newly established wholly owned subsidiary. Prior to December 31, 2003, in order to fulfil remaining sales commitments, Ferrotrade & Co. repurchased back from Ferrotrade Limited 521,560 metric tons of steel products at a higher price. The Group did not include these transactions in revenue and cost of revenue. Gain of $24,433 arising from the resale at a higher price was recognised as a net trading gain in the accompanying

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

consolidated income statement for the year ended December 31, 2003. In 2004, the Group sold to Ferrotrade & Co. 467,479 metric tons of steel products for $124,258.

OAO Ferrotranstrade ("Ferrotranstrade"), an entity under common control with the Group, acts as the Group's sales agent. The Group also sells its products to Ferrotranstrade.

Fletcher Holdings International Corp. ("Fletcher") was an entity under common control with the Group. At December 31, 2003 and 2002, the Group's accounts payable to Fletcher mainly comprised of the amounts due for the purchase of shares in the Group's subsidiaries. In 2004, the Group repaid all its liabilities to Fletcher.

KMK-Energo, an entity under common control, supplies electricity to certain subsidiaries of the Group.

OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), an entity under common control with the Group, supplied coal to and purchased tolling services from the Group in 2003. In 2004, Kuzbassuglepostavka ceased to be a related party with the Group.

OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), an entity under common control with the Group, purchased metal products, inventory and services from the Group and sold coke and coal to the Group. In June 2004, Kuznetsk Coal Company ceased to be a related party with the Group.

ZAO Kuznetskuglesbyt ("Kuznetskuglesbyt"), an entity under control of a shareholder of ZapSib, sold spare parts and provided transportation services to ZapSib and purchased metal products from ZapSib.

OAO UK "Kuznetskugol" ("Kuznetskugol") is an entity under common control with the Group. In 2003 and 2004, the Group sold metal products and raw materials and rendered services to Kuznetskugol.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with the Group, provides freight services to the Group.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with the Group, purchased coke from the Group. In 2004, PromKhimProduct ceased to be a related party with the Group.

OOO Raspadsky Ugol, a subsidiary of the Group's joint venture, sells coal to the Group.

OOO Relsy KMK ("Relsy KMK") was an entity under common control with the Group. Relsy KMK sold metal products and materials to and purchased metal products from the Group. In 2003, the Group acquired property, plant and equipment items for 308,506,799 roubles ($10,340 at the exchange rate as of the date of acquisitions) from Relsy KMK. In 2003, Relsy KMK ceased to be a related party.

ZAO SEAR MF ("SEAR MF") is an entity under common control with the Group. At December 31, 2003 and 2002, ZapSib owed $1,562 and 3,681, respectively, to SEAR MF under the Settlement Agreement (Note 20). In 2004, the Group repaid these liabilities to SEAR MF. The difference between cost and carrying value of the debts amounting to $10,480 was included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

Shareteam Investments Limited ("Shareteam") is an entity under common control with the Group. At December 31, 2003, amounts due to Shareteam represented accounts payable for 41,055,936 common shares of NMTP purchased by the Group. In 2004, the Group repaid all its liabilities to Shareteam.

ZAO Sibirskaya Gornaya Company ("SGC"), an entity under common control with the Group, was liquidated in 2003. In 2002, the Group purchased raw materials from and sold metal products to SGC.

OOO Steel of Kuznetsk Steel Plant ("Steel of KMK") was an entity under common control with the Group. In 2004, Steel of KMK provided tolling services related to processing of pig iron to the Group and the Group provided services and sold metal products to Steel of KMK. Steel of KMK ceased to be a related party in July 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Related Party Disclosures (continued)

OAO OUK Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol, associates of the entity under common control with the Group, sell coal to the Group.

The balances of amounts due to related parties as of December 31, 2003 and 2002 include liabilities to entities under common control for transfers of ownership interests in subsidiaries. As described in Notes 1 and 18, ownership interests in certain subsidiaries were transferred to the Group in transactions with entities under common control with the Group. When the transfer of ownership interest in such subsidiaries actually occurred after December 31, 2002, and the results of operations of such subsidiaries have been included in the accompanying consolidated financial statements from the dates earlier than December 31, 2002, the carrying amounts of net assets of such subsidiaries, net of minority interests, have been included in amounts due to related parties as of December 31, 2003 and 2002.

Compensation to Key Management Personnel

Key management personnel totalled 62, 49 and 38 persons as at December 31, 2004, 2003 and 2002, respectively. Total compensation to key management personnel included in general and administrative expenses in the accompanying income statement amounted to $37,818, $2,925 and $1,406 for the years ended December 31, 2004, 2003 and 2002, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

15. Loans Receivable from Related Parties

Loans receivable from related parties as of December 31 were as follows:

	2004	2003	2002
ZAO Yuzhkuzbassugol	$ **2,763**	$ —	$ —
OOO KMK-Energo	**1,443**	—	—
OOO Spetsmash-MT	—	13,148	—
Marteck International Ltd.	—	2,000	—
OAO Goroblagodatskoye Ore Mine	—	1,460	—
ZAO SEAR MF	—	350	10,611
	$ **4,206**	$ 16,958	$ 10,611

As of December 31, 2004, 2003 and 2002, loans receivable from related parties include promissory notes due on demand and short-term loans receivable. Notes and loans receivable as of December 31, 2004 bear interest in the range between 1% and 12% per annum. Notes and loans receivable as of December 31, 2003 and 2002 bore no interest.

Loans receivable from related parties are mainly denominated in roubles.

16. Taxes Recoverable

Taxes recoverable were denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Input VAT	$ **324,571**	$ 125,829	$ 52,205
Other taxes	**72,962**	23,203	10,636
	$ **397,533**	$ 149,032	$ 62,841

As of December 31, 2004, 2003 and 2002, input VAT included the current portion of input VAT related to the restructured liabilities under the Settlement Agreements of $143, $1,606 and $2,477, respectively (Note 20).

(All amounts are in thousands of US dollars, unless specified otherwise)

16. Taxes Recoverable (continued)

Input VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

17. Short-Term Investments and Notes Receivable

Short-term investments and notes receivable as of December 31 were as follows:

	2004	2003	2002
Promissory notes	$ **170**	$ 35,987	$ 441
Alfa-bank—deposit accounts	**19,573**	24,445	10,571
Nomos bank—deposit certificates	**—**	9,430	—
Other investments	**2,061**	1,856	25
	$ **21,804**	$ 71,718	$ 11,037

In 2002-2004, subsidiaries had deposit accounts with Alfa-bank. The deposits earned interest in the range from 2.75% to 11% per annum. The certificates of Nomos bank earned interest of 9.5% per annum.

Short-term investments and notes receivable are mainly denominated in roubles.

18. Equity

Share Capital

As described in Note 1, Evraz Group was formed through series of transactions between entities under common control with the Group. Prior to the reorganisation of the Group, in which 95.83% of Mastercroft shares were contributed into Evraz Group, share capital of the Group comprised of the share capital of Mastercroft.

Share Capital of Mastercroft

On December 31, 2002, Mastercroft issued 1,966 shares with par value of 1 US dollar each. These shares were paid in cash in 2003.

On May 14, 2003 and October 31, 2003, the Central Bank of Cyprus granted permissions for the additional issue to Crosland of 100,017,700 and 200,000,000 ordinary shares of 1 US dollar each, respectively.

In respect to the shares issued on May 14, 2003, Mastercroft received contributions from Crosland of $100,018, of which $14,018 was in cash and $86,000 was in the form of promissory notes of an entity under common control with the Group. The Group offset its liabilities to that entity under common control against these promissory notes.

In respect of the shares issued on October 31, 2003, Mastercroft called up for payment of 0.1949 US dollar per share out of 1 US dollar, being the nominal value of the ordinary share, and received from Crosland cash of $38,980. As of December 31, 2003, the balance of 0.8051 US dollar has not been called for payment.

In the year ended December 31, 2004, Mastercroft called for payment an additional $30,000 and received this amount from Crosland. As of December 31, 2004, the balance of 0.6551 US dollar has not been called for payment.

(All amounts are in thousands of US dollars, unless specified otherwise)

18. Equity (continued)

Share Capital (continued)

Share Capital of Mastercroft (continued)

In January 2005, prior to the completion of the Group's reorganisation, Mastercroft called up for payment the remaining $131,020 for shares issued in 2003 and received this amount from Crosland.

As Mastercroft is a subsidiary of Evraz Group at December 31, 2004, the share capital of Mastercroft is eliminated on consolidation.

Share Capital of Evraz Group

As of December 31, 2004, Evraz Group issued 15,500 ordinary shares with par value of €2 each, which resulted in the share capital of €31,000 ($42 at the exchange rate as of December 31, 2004). As of December 31, 2004, these shares were fully paid. On April 5, 2005, Evraz Group issued additional 107,204,325 ordinary shares with a par value of €2 each in exchange for the contribution of 95.83% of Mastercroft shares. On the same date, the share capital of Evraz Group was reduced by the cancellation of 15,499 ordinary shares with par value of €2 each. As the consideration for these additional shares issued subsequent to year end has been accounted for in the consolidated financial statements as at December 31, 2004, the April 5, 2005 issue of shares will result in a capitalisation of reserves within equity.

Shareholders of Evraz Group are entitled to standard rights provided under the laws of Luxembourg to shareholders of stock companies ("société anonyme"). These rights comprise the right to vote at the shareholders meetings and the right to receive dividends.

Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

	2004	2003	2002
Net profit attributable to equity holders of the parent entity	$ **1,179,625**	$ 204,982	$ 5,934
Weighted average number of ordinary shares outstanding	**107,204,326**	107,204,326	107,204,326
Earnings per share attributable to equity holders of the parent entity, basic and diluted (US dollars)	$ **11.00**	$ 1.91	$ 0.06

As the number of shares has increased as a result of the capitalisation subsequent to year end but prior to issuing these financial statements, earnings per share calculations for the years ended December 31, 2004, 2003 and 2002 have been based on the number of shares in issue at April 5, 2005.

The Group has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

Sale of Minority Interest

On August 6, 2004, Crosland Limited sold 12,500,000 shares (4.17%) of Mastercroft to a minority shareholder for $12,500. The Group charged the amount received by Crosland, Mastercroft's parent prior to reorganisation, to accumulated profits as a distribution to shareholders. Difference between the carrying value of that minority interest and the amount of consideration amounting to $34,885 was recognised by the Group as a loss on sale of minority interest in the accompanying income statement for the year ended December 31, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

18. Equity (continued)

Acquisitions of Minority Interests in Subsidiaries

In 2004, in addition to acquisitions of minority interests in subsidiaries described in Note 4, the Group acquired minority interests in certain other subsidiaries. The excess of acquired minority interests over the consideration amounting to $20,611 is recorded as additional paid-in capital and the excess of consideration over the minority interests amounting to $12,128 is charged to accumulated profits.

Transfers of Ownership Interests in Subsidiaries

The legal transfer of ownership interests in certain subsidiaries has been made by entities under common control with the Group in the year ended December 31, 2003. The excess of the amounts paid by the Group to the entities under common control over the historical cost of net assets transferred to the Group amounting to $24,358 was recorded as a distribution to entities under common control in the accompanying statement of changes in equity for the year ended December 31, 2003.

Distributions to Entities under Common Control

In 2004, the Group's distributions to entities under common control were $3,858, representing dividends payable to an entity under common control, which were declared prior to the transfer of ownership interest in a subsidiary to the Group.

Dividends

On November 19, 2004, directors of Mastercroft approved distribution of dividends in the amount of $58,000, which represents 0.19 US dollars of dividends per share.

On January 13, 2005, directors of Mastercroft approved distribution of dividends in the amount of $131,000 to Crosland and other shareholders registered as of December 31, 2004 (0.44 US dollars of dividends per share).

19. Loans and Borrowings

Short-term and long-term loans and borrowings were as follows as of December 31:

	2004	2003	2002
Russian banks	$ **110,061**	$ 159,991	$ 72,417
International banks	**688,983**	207,990	—
10.875 per cent notes due 2009	**300,000**	—	—
8.875 per cent notes due 2006	**175,000**	175,000	—
Bearer coupon debt securities	**36,038**	33,951	31,794
Loans provided by other companies	**859**	11,105	17,318
Unamortised debt issue costs	**(11,669)**	(10,109)	—
Interest payable	**18,772**	4,362	31
	$ **1,318,044**	$ 582,290	$ 121,560

As of December 31, 2004, 2003 and 2002, total interest bearing loans and borrowings consisted of short-term loans and borrowings in the amount of $378,583, $217,880 and $87,272, respectively, and long-term loans and borrowings in the amount of $932,358, $370,157 and $34,257, respectively, including the current portion of long-term liabilities of $132,596, $6,002 and $0, respectively.

In 2004, average annual interest rates were 11.1%, 5.0% and 5.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 14.8%, 8.8%, 5.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

(All amounts are in thousands of US dollars, unless specified otherwise)

19. Loans and Borrowings (continued)

In 2003, average annual interest rates were 13.0%, 5.8% and 15.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 13.7%, 7.5%, 6.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

In 2002, average annual interest rates were 17.4% and 8.8% for short-term loans denominated in roubles and US dollars, respectively, and 17.7% and 9.4% for long-term loans denominated in roubles and euros, respectively.

The liabilities are denominated in the following currencies:

	2004	2003	2002
Roubles	$ **78,828**	$ 89,116	$ 53,047
US dollars	**1,094,087**	463,097	67,521
Euros	**156,798**	40,186	992
Unamortised debt issue costs	**(11,669)**	(10,109)	—
	$ **1,318,044**	$ 582,290	$ 121,560

The liabilities are contractually repayable after the balance sheet date as follows:

	2004	2003	2002
Less than one year	$ **529,951**	$ 228,244	$ 87,303
Between one year and two years	**290,209**	87,439	2,023
Between two years and five years	**467,002**	266,831	32,123
After five years	**42,551**	9,885	111
Unamortised debt issue costs	**(11,669)**	(10,109)	—
	$ **1,318,044**	$ 582,290	$ 121,560

Some of the loan agreements provide for certain covenants in respect of Mastercroft and its subsidiaries. The covenants impose restrictions in respect of certain transactions and financial ratios, including restrictions in respect of indebtedness and profitability.

The Group pledged its rights under some export contracts as collateral under the loan agreements. All proceeds from sales of steel pursuant to these contracts can be used to satisfy the obligations under the loan agreements in the event of a default.

At December 31, 2004, 2003 and 2002, the Group had equipment with a carrying value of $95,802, $103,172 and $431,748, respectively, pledged as collateral under the loan agreements. In addition, the Group pledged finished goods with a carrying value of $336,348, $178,597 and $30,219 as of December 31, 2004, 2003 and 2002, respectively.

Bonds and Notes

In September and December 2003, EvrazSecurities issued notes amounting to $175,000. The notes bear interest of 8.875% per annum payable semi-annually and mature on September 25, 2006. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that NKMK's liabilities are limited to $137,512.

On August 3, 2004 and September 30, 2004, EvrazSecurities issued notes amounting to $300,000. The notes bear interest of 10.875% per annum payable semi-annually and mature on August 3, 2009. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed

(All amounts are in thousands of US dollars, unless specified otherwise)

19. Loans and Borrowings (continued)

the due and punctual payments of all amounts in respect of the notes except that the liability of ZapSib and NTMK, each, is subject to a limit of $300,000.

On December 6, 2002, FC EvrazHolding issued 1,000,000 of bearer coupon bonds with a par value of 1,000 roubles each. These securities were issued at par value and mature on December 5, 2005. Interest payments on the coupons are due semi-annually from the date of issuance. First coupon bears interest of 17.70% per annum; second coupon bears 16.50% per annum; third and fourth coupons bear 15.00% per annum; fifth and sixth coupons bear 12.50% per annum. NTMK guaranteed all of the liabilities of FC EvrazHolding under the bonds. The liabilities under the bonds were accounted for at amortised cost in the accompanying consolidated financial statements.

Unamortised Debt Issue Costs

Unamortised debt issue costs represent agent commission and arrangement costs paid by subsidiaries in relation to the arrangement of long-term loans and issue of notes.

Unutilised Borrowing Facilities

As of December 31, 2004, the Group had unutilised borrowing facilities in the amount of $367,687.

20. Liabilities under the Settlement Agreements

Liabilities under the Settlement Agreements, at carrying amounts, consisted of the following as of December 31:

	2004	2003	2002
Entities under common control	$ —	$ 13,329	$ 30,826
Others	4,224	45,667	56,969
	4,224	58,996	87,795
Less current portion:			
Entities under common control	—	(1,680)	(6,360)
Others	—	(17,903)	(23,337)
	—	(19,583)	(29,697)
	$ 4,224	$ 39,413	$ 58,098

In 1997, under the decision of the Arbitration Court of the Kemerovo Region, ZapSib was placed under external management in connection with the bankruptcy proceedings against ZapSib. On November 14, 2001, ZapSib entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On November 29, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings against ZapSib. Under the Settlement Agreement, ZapSib's liabilities to the creditors were rescheduled for repayment during the period from 2002 to 2026.

In 1999, creditors of NTMK initiated bankruptcy proceedings against NTMK and filed a suit with the Sverdlovsk region Arbitration court. On November 26, 1999, the NTMK entered into a restructuring agreement with its creditors, which was approved by the court in December 1999 (the "Settlement Agreement"). Under the Settlement Agreement, NTMK's liabilities to the creditors were rescheduled for repayment during the period from 2001 to 2008.

In 2000, under the decision of the Arbitration Court of the Sverdlovsk Region, KGOK was placed under external management in connection with the bankruptcy proceedings against KGOK. On March 11, 2001, KGOK entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On April 19, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings

(All amounts are in thousands of US dollars, unless specified otherwise)

20. Liabilities under the Settlement Agreements (continued)

against KGOK. Under the Settlement Agreement, KGOK's liabilities to the creditors were rescheduled for repayment during the period from 2006 to 2014.

The restructuring of the liabilities under the Settlement Agreements was accounted for as extinguishments of the old financial liabilities and recognition of the new financial liabilities with substantially different terms.

The liabilities under the Settlement Agreements were measured at amortised cost in the accompanying consolidated balance sheets. The cost of liabilities of NTMK and ZapSib as of the dates of restructurings was determined based on the future cash payments discounted at the annual rates of 20% for the liabilities denominated in roubles and 12%, for the liabilities denominated in US dollars and euros. The cost of liabilities of KGOK as of the date of restructuring was determined based on the future cash payments discounted at the annual rate of 13% for the liabilities denominated in roubles.

In 2004, the Boards of Directors of NTMK and ZapSib resolved to repay the liabilities of the companies ahead of schedule. In November and December 2004, the subsidiaries repaid most of the liabilities under the Settlement Agreements. As of December 31, 2004, the unpaid current portion of liabilities under the Settlement Agreements in the amount of $17,844 was included in other accounts payable in the accompanying consolidated balance sheet (Note 27).

Loss arising from the repayment of liabilities under the Settlement Agreements was included in loss extinguishment of debts in the amount of $41,212 in the accompanying consolidated income statement for year ended December 31, 2004.

In March 2005, the Board of Directors of KGOK resolved to repay the all of KGOK's liabilities under the Settlement Agreement ahead of schedule. As of December 31, 2004, the nominal amount of the liabilities was 259,881,288 roubles ($9,358 at the exchange rate as of December 31, 2004.

In April 2005, KGOK repaid 200,004,541 roubles ($7,208 at the exchange rate as of December 31, 2004) of its liabilities under the Settlement Agreement.

21. Restructured Taxes Payable

Restructured taxes payable as of December 31 were as follows:

	2004	2003	2002
Social insurance taxes	$ **16,655**	$ 21,714	$ 29,274
Road users tax	**14,833**	13,301	12,546
Tax-related fines and penalties	**4,161**	3,029	2,226
Other taxes	**652**	1,402	1,735
	36,301	39,446	45,781
Less current portion (Note 29):			
Social insurance taxes	**(8,685)**	(9,646)	(12,884)
Road users tax	**(4,093)**	(2,744)	(2,290)
Tax-related fines and penalties	**(119)**	(303)	(814)
Other taxes	**(145)**	(753)	(729)
	(13,042)	(13,446)	(16,717)
	$ **23,259**	$ 26,000	$ 29,064

In 2001-2003, certain of the Group's subsidiaries agreed with the tax authorities to restructure their liabilities under social insurance taxes, road users' tax, other taxes and related fines and penalties.

(All amounts are in thousands of US dollars, unless specified otherwise)

21. Restructured Taxes Payable (continued)

As of December 31, 2004, the amount of $49,373, which is denominated in roubles, should be paid in quarterly installments through 2011 as follows:

2005	$ 14,323
2006	15,057
2007	5,784
2008	5,921
2009	5,921
2010	1,996
2011	371

The restructured taxes and related fines and penalties are carried at amortised cost which was determined at the dates of respective restructurings based on the present value of future cash outflows using discount rates of 13% in KGOK and 20% in NTMK and ZapSib per annum.

Further, tax fines and penalties in the amount of $101,498 to be forgiven under the restructuring terms, if all the other payments are made on a timely basis, were derecognised as of December 31, 2001, because management believes that it was virtually certain that the Group will comply with the payment terms of the restructuring agreements and make timely payments of its current tax liabilities.

Gains on restructurings were recognised at respective restructuring dates as gains on extinguishment of debts. Such gains were $0, $2,259 and $12,804 in the years ended December 31, 2004, 2003 and 2002, respectively, and included in the accompanying consolidated income statements.

22. Long-Term Loans due to Related Parties

Long-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Entities under common control:			
Ferrotrade & Co.	$ —	$ 91,887	$ —
Marteck International Ltd.	—	11,686	49,555
Melandra Marketing	—	321	—
	—	103,894	49,555
Less: current portion	—	(11,373)	—
	$ —	$ 92,521	$ 49,555

Ferrotrade & Co.

In June 2003, Ferrotrade & Co. granted to the Group a $120,000 loan facility. The loan bore no interest and was repayable on June 1, 2006. The long-term loan due to Ferrotrade & Co. was measured at amortised cost based on a contractual maturity and a discount rate of 3.96% in the accompanying consolidated balance sheet as of December 31, 2003. In 2004, the loan agreement was revised and the facility became payable not later than December 31, 2004, bearing interest at the rate of 4.25% starting from January 1, 2004. In 2004, the Group received additional $11,948 under this loan agreement and in November 2004 repaid the outstanding loan amount along with the interest of $4,091 accrued for the period from January 1, 2004 up to the payment date. Loss of $8,695 arising from the change in terms of the loan agreement was included in loss on extinguishment of debts in the accompanying consolidated income statement for year ended December 31, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

22. Long-Term Loans due to Related Parties (continued)

Marteck International Ltd.

In April 2001, Marteck International Ltd. ("Marteck") granted to the Group a $50,000 loan facility. The loan bore no interest and was repayable on December 31, 2007. In 2004, the Group fully repaid its liabilities to Marteck.

On October 3, 2002, the Group entered into another agreement with Marteck International Ltd. for a loan of € 9,100,000 ($11,373 and $9,485 at the exchange rates as of December 31, 2003 and 2002, respectively). The loan was due for repayment on December 31, 2010 and bore interest of 3% per annum. The loan was fully repaid in June 2004.

23. Finance Lease Liabilities

In 2000-2004, the Group entered into lease agreements under which they have an option to acquire the leased assets at the end of lease term ranging from 2 to 10 years. The estimated average remaining useful life of leased assets varies from 5 to 22 years.

The leases were accounted for as finance leases in the consolidated financial statements. The carrying value of the leased assets was as follows as at December 31:

	2004	2003	2002
Machinery and equipment	$ **4,811**	$ 18,537	$ 13,251
Transport and motor vehicles	**29,369**	—	—
Other assets	**52**	—	—
	$ **34,232**	$ 18,537	$ 13,251

The leased assets are included in property, plant and equipment in the accompanying consolidated balance sheets (Note 7).

Future minimum lease payments were as follows at December 31, 2004:

	Principal	Interest	Total
2005	$ **4,688**	$ 2,828	$ 7,516
2006–2009	**21,319**	5,879	27,198
2010	**4,342**	428	4,770
	30,349	9,135	39,484
Less: current portion	**(4,688)**	(2,828)	(7,516)
	$ **25,661**	$ **6,307**	$ **31,968**

In the years ended December 31, 2004, 2003, 2002, the average interest rates under the finance lease liabilities were 9.3%, 14.8% and 10.0%.

The finance lease liabilities are denominated in the following currencies at December 31:

	2004	2003	2002
Roubles	$ **17,098**	$ 5,392	$ 5,026
US dollars	**13,041**	14,293	8,463
Euros	**210**	—	—
	$ **30,349**	$ 19,685	$ 13,489

(All amounts are in thousands of US dollars, unless specified otherwise)

24. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognised in the consolidated income statement for the years ended December 31, 2004, 2003 and 2002 and amounts recognised in the consolidated balance sheet as of December 31, 2004, 2003 and 2002 for the post-employment benefits are as follows:

Net benefit expense (recognised in cost of sales)

	2004	2003	2002
Current service cost	$ **5,313**	$ 1,759	$ 1,126
Interest cost on benefit obligation	**2,553**	1,850	1,602
Expected return on plan assets	**(50)**	(25)	—
Net actuarial loss recognised in the year	**—**	(1)	—
Past service cost	**3,944**	6,230	—
Net benefit expense	$ **11,760**	$ 9,813	$ 2,728

Benefit liability

	2004	2003	2002
Benefit obligation	$ **53,857**	$ 31,107	$ 19,922
Plan assets	**(476)**	(408)	—
	53,381	30,699	19,922
Unrecognised net actuarial gains	**(3,076)**	(1,816)	(884)
Unrecognised past service cost	**1,731**	—	—
Benefit liability—non-current	$ **52,036**	$ 28,883	$ 19,038

Movements in benefit liability

	2004	2003	2002
At January 1	$ **30,699**	$ 19,922	$ 22,187
Benefit expense	**11,760**	9,813	2,728
Change in liability due to business combination	**11,159**	655	—
Benefits paid	**(2,934)**	(1,494)	(1,082)
Contributions	**—**	(95)	—
Hyperinflation gain	**—**	—	(2,764)
Translation difference	**2,697**	1,898	(1,147)
At December 31	$ **53,381**	$ 30,699	$ 19,922

(All amounts are in thousands of US dollars, unless specified otherwise)

24. Post-Employment Benefits (continued)

The principal assumptions used in determining pension obligations for the Company's plan are shown below:

	2004	2003	2002
Discount rate	**8.0%**	8.0%	8.0%
Future benefits increases	**4.2%**	4.2%	4.2%

25. Provisions

In the years ended December 31, 2004, 2003 and 2002, the movement in provisions was as follows:

	Site restoration costs	Legal claims	Total
Balance at December 31, 2001	$ 242	$ —	$ 242
Additional provisions	—	5,000	5,000
Increase from passage of time	456	—	456
Change in provisions due to business combination	9,903	—	9,903
Translation difference	(57)	—	(57)
Balance at December 31, 2002	$ 10,544	$ 5,000	$ 15,544
Additional provisions	—	—	—
Increase from passage of time	$ 2,098	$ —	$ 2,098
Change in provisions due to business combination	—	283	283
Utilised in the year	—	(4,300)	(4,300)
Unused amounts reversed	—	(786)	(786)
Translation difference	886	15	901
Balance at December 31, 2003	$ 13,528	$ 212	$ 13,740
Additional provisions	**$ 72**	**$ 1,196**	**$ 1,268**
Increase from passage of time	**212**	**—**	**212**
Change in provisions due to business combination	**4,408**	**—**	**4,408**
Utilised in the year	**—**	**(71)**	**(71)**
Translation difference	**1,024**	**—**	**1,024**
Balance at December 31, 2004	**$ 19,244**	**$ 1,337**	**$ 20,581**

Site Restoration Costs

Under the Russian legislation, mining companies have obligations to restore mining sites. As of December 31, 2004, 2003 and 2002, the Group accrued a provision for site restoration costs in the amount of $18,605, $13,198 and $10,279, respectively. The liabilities were measured based on estimates of restoration costs which are expected to be incurred in the future discounted at the annual rates of 19.0% and 18.6%.

In addition to mining sites, the Group has constructive obligations to restore certain parcels of land at steel mills. The related provisions were measured at the present value of expenditures expected to be incurred in the future discounted at the annual rate of 15.54% and amounted to $481, $330 and $265 as of December 31, 2004, 2003 and 2002, respectively.

(All amounts are in thousands of US dollars, unless specified otherwise)

26. Other Long-Term Liabilities

Other long-term liabilities comprised of the following as of December 31:

	2004	2003	2002
Ocstar Holding, Inc.	$ —	$ 35,866	$ —
City Capital, Inc.	—	15,965	49,918
Liabilities to entities under common control for transfers of ownership interests in subsidiaries—non-current	—	30,432	28,201
Other liabilities	**1,032**	2,917	2,113
	1,032	85,180	80,232
Less: current portion	**(44)**	(19,908)	(17,901)
	$ 988	$ 65,272	$ 62,331

Other long-term liabilities were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	$ —	$ 33,561	$ 36,844
US dollars	—	40,696	43,388
Euros	—	10,923	—
Yens	**1,032**	—	—
	$ 1,032	$ 85,180	$ 80,232

Amounts payable to City Capital, Inc. ("City Capital") represented the Group's long-term obligations maturing in the period from 2004 to 2026. On July 1, 2003, in accordance with an assignment agreement between City Capital and Ocstar Holding, Inc. ("Ocstar"), the Group's long-term accounts payable to City Capital became payable to Ocstar.

Long-term accounts payable to City Capital and Ocstar were recognised at amortised cost which was determined as of the dates the amounts became payable to City Capital and Ocstar based on the expected amounts to be paid to City Capital and Ocstar, their expected timing and applicable discount rates.

The Group's payments to City Capital and Ocstar in 2003 were $74,043.

In 2004, the Group repaid all its liabilities to City Capital and Ocstar. The difference between the carrying value of the liabilities as of the date of repayment and the nominal amount repaid to City Capital and Ocstar amounting to $79,658 is included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

27. Trade and Other Payables

Trade and other payables were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Trade accounts payable	**$116,279**	$131,932	$ 60,024
Long-term promissory notes with current maturities	—	7,986	1,465
Promissory notes payable on demand	**14,523**	7,779	7,738
Accrued payroll	**57,495**	30,850	20,138
Other payables	**39,638**	10,593	26,366
	$227,935	$189,140	$115,731

As of December 31, 2004, other payables included $17,844 of unpaid current portion of liabilities under the Settlement Agreements (Note 20).

(All amounts are in thousands of US dollars, unless specified otherwise)

28. Short-Term Loans due to Related Parties

Short-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Marteck	**$ 25**	$ 27,113	$ 16,958
EvrazInvest	**45,594**	—	—
Ferrotrade & Co.	**—**	7,623	—
Other	**2,378**	517	1,144
	$ 47,997	$ 35,253	$ 18,102

Short-term loans due to related parties represent borrowings made from entities under common control with the Group. These loans bore interest from 2.0% to 7.7% per annum and had a maturity within 12 months from the date of respective borrowing.

Short-term loans due to Marteck and Ferrotrade & Co. are denominated in US dollars, and the loans payable to EvrazInvest and other loans are denominated in roubles.

29. Taxes Payable

Taxes payable were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Income tax	**$ 54,643**	$ 25,714	$ 10,048
Social insurance taxes	**19,813**	14,571	9,803
VAT and related fines and penalties	**83,605**	22,626	6,810
Road users tax	**1,900**	1,724	30,731
Current portion of restructured taxes	**13,042**	13,446	16,717
Property tax	**4,796**	2,617	1,303
Land tax	**38**	4,092	3,771
Personal income tax	**6,058**	3,762	2,378
Other taxes, fines and penalties	**13,826**	10,321	4,883
	$ 197,721	$ 98,873	$ 86,444

30. Commitments and Contingencies

Operating Environment of the Group

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

(All amounts are in thousands of US dollars, unless specified otherwise)

30. Commitments and Contingencies (continued)

Taxation (continued)

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately $25,900.

Contractual Commitments

The Group signed contracts for the purchase of production equipment and construction works for an approximate amount of $389,663.

Social Commitments

The Group is involved in a number of social programmes aimed to support education, health care and social infrastructure development in towns where the Group's assets are located. In 2005, the Group plans to spend $20,000 under these programmes.

Environmental Protection

The Group has a constructive obligation to the government of Kemerovo Region to reduce environmental polutions and contiminations in the future in accordance with environmental protection program. In the period from 2005 to 2015, the Group is obligated to spend approximately $54,000 for replacement of old machinery and equipment which will result in reduction of polution.

Guarantees of Debts of Related Parties

As of December 31, 2004, the Group guaranteed to Alfa-Bank the repayment of liabilities of ZAO UK Yuzhkuzbassugol, an associate of entity under common control, under the credit line agreement between ZAO UK Yuzhkuzbassugol and Alfa-Bank. The borrowing facility of $15,000 bears interest of 11.25% per annum, and matures on May 27, 2005. The Group pledged certain items of property, plant and equipment with a carrying value of $11,299 as collateral under the credit line agreement.

As of December 31, 2004, the Group guarantees to certain banks repayment of credit facilities provided to the Group and Ferrotrade & Co., as joint borrowers Bank, up to but not exceeding $90,000 in total.

As of December 31, 2004, the Group guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest, an entity under common control with the Group, under a loan agreement between OOO EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounting to $9,200 bore interest at a rate of LIBOR plus margin of 2.95% per annum and mature on September 1, 2005.

As of December 31, 2004, the Group guaranteed the repayment of liabilities up to 385,940,959 roubles ($13,908 at the exchange rate as of December 31, 2004) of ZAO Raspadskaya Processing Plant ("RPP"), subsidiary of a joint venture, under the loan agreement between RPP and Raspadskaya Financial and Industrial Company.

Legal Proceedings

The Group has been and continues to be the subject of legal proceedings, none of which has had, individually or in aggregate, a significant effect on the Group's operations or financial position.

(All amounts are in thousands of US dollars, unless specified otherwise)

30. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Group, together with several other corporations and individuals, acts as a defendant in a civil action related to bankruptcy proceedings at KGOK that occurred between 1999 and 2003, prior to the Group's acquistion of KGOK. This law suit was filed in November 2004 and is now pending before the United States District Court for the District of Delaware. The plaintiffs seek damages in excess of $500,000. Management believes that the risks that the ultimate resolution of the suit case will have a significant impact on the financial position of the Group is remote. Therefore, no provision is recognised in the accompanying financial statements in respect of this case.

31. Financial Risks

Foreign Exchange Risk

The Group exports production and attracts substantial amount of long-term borrowings denominated in euros or in US dollars.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest Rate Risk

The Group incurs interest rate risk on loans and borrowings. The Group borrows on both a fixed and variable rate basis. The table below summarises the Group's outstanding interest-bearing debt as of December 31, 2004:

Fixed-rate debt	$ 659,571
Variable-rate debt	718,522
	$ 1,378,093

The table below summarises the Group's outstanding variable-rate debt by the year of repayment as of December 31, 2004:

2005	$ 461,246
2006	100,997
2007	40,285
2008	39,138
2009	40,967
2010	20,577
2011	4,775
2012	4,775
2013	5,762
	$ 718,522

Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, and trade accounts receivable.

(All amounts are in thousands of US dollars, unless specified otherwise)

31. Financial Risks (continued)

Credit Risk (continued)

To manage this credit risk, the Group maintains its available cash, mainly in US dollars, in international banks, Russian affiliates of international banks and Russian major banks. Management periodically reviews the creditworthiness of the banks in which it deposits cash.

The Group constantly monitors the status of accounts receivable collection and the credit worthiness of the customers. In addition, the Group requires prepayments from certain customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term accounts receivable and payable, short-term and long-term loans receivable and payable, and long-term obligations under the Settlement Agreements and promissory notes approximate their fair value.

The fair value of restructured taxes with a carrying amount of $36,301 is equal to $38,168 as of December 31, 2004. The fair value of long-term obligations under restructured taxes as of December 31, 2004 was determined based on the future payments discounted at the annual rate of 13%.

The fair value of the notes issued by EvrazSecurities with a carrying amount of $490,365 is equal to $500,124. The fair value of the bonds issued by FC EvrazHolding with a carrying amount of $36,038 is equal to $37,209. The fair value of the notes and bonds was determined based on market quotations.

32. Non-cash Transactions

Investing and financing transactions that did not require the use of cash or cash equivalents were as follows in the years ended December 31:

	2004	2003	2002
Liabilities for purchases of property, plant and equipment	**$ 15,234**	$ 2,083	$ 6,092
Liabilities for purchases of shares in subsidiaries and other entities	**43,532**	46,206	19,267
Fair value of ordinary shares of ZAO Raspadskaya given in consideration for an acquisition of an interest in a joint venture (Notes 8)	**58,651**	—	—
Liabilities for purchase of interest in a joint venture	**19,200**	—	—
Loans paid by entities under common control to vendors and suppliers in respect of operating activities	**1,333**	47,384	—
Loans paid by banks to suppliers in respect of operating activities	**85,832**	—	—
Loans paid by banks to vendors for property, plant and equipment	**55,149**	15,600	—
Exchange of promissory notes for equity of other enterprises	**—**	27,875	—
Settlement of accounts payable with available-for-sale financial instruments	**—**	16,858	904
Offset of available-for-sale financial instruments and loans receivable against loans payable	**—**	91,822	—
Receipt of promissory notes of entity under common control as capital contribution	**—**	86,000	—
Exchange of debt instruments of other enterprises for debt instruments of subsidiaries	**—**	6,025	—
Repayment of loans receivable by promissory notes	**—**	—	3,890

(All amounts are in thousands of US dollars, unless specified otherwise)

33. Subsequent Events

Business Combinations

On August 11, 2005, the Group acquired a 75% ownership interest in Clama S.r.l for cash consideration of €61,000,000 ($79,123 at the exchange rate as of the date of the transaction). Clama S.r.l owns 100% of the share capital of Palini & Bertoli S.p.A., an Italian rolling mill. In April 2005, the Group made a prepayment for the acquisition amounting to €38,500,000 ($50,416 at the exchange rate as of the date of transaction).

On July 13, 2005, the Group won a tender for the sale of 98.96% in Vitkovice Steel, a rolling mill, located in the Czech Republic. The purchase price is fixed at 7,050,000,000 Czech Koruna ($283,878 at the exchange rate as of June 30, 2005). In June 2005, the Group made a prepayment for the acquisition of 500,500,000 Czech Koruna ($20,454 at the exchange rate as of the date of transaction).

In addition to the information disclosed in respect of these acquisitions, IFRS 3 Business Combinations requires the Group to disclose the amounts to be recognised at the acquisition date for each class of the acquiree's assets, liabilities and contingent liabilities. It is impracticable for the Group to disclose this information because the acquired subsidiaries have not prepared their financial statements as of the dates of acquisitions in accordance with IFRS and independent appraisers have not completed their valuations.

Joint venture agreement

On September 21, 2005, the Group signed a joint venture agreement with Mitsui & Co. (Japan) according to which Mitsui & Co. will pay $42,797 to the Group in exchange for a 30% ownership interest in Nerungriugol, the Group's subsidiary. Further investments in the project will be shared by the Group and Mitsui & Co. on a pro rata basis to their shareholdings.

Increase in Authorised Share Capital

On May 17, 2005, the Group's shareholders resolved to increase authorised share capital to €314,408,652 represented by 157,204,326 shares with par value of €2 each.

On June 7, 2005, 29,100,000 global depositary receipts, representing additionally issued 9,700,000 shares with par value of €2 each (totalling $23,833 at the exchange rate as of June 7, 2005) were placed on the London Stock Exchange for $421,950. Share premium arising on the share issue amounted to $375,914, net of transaction costs of $22,203.

Purchase of Minority Interests

On June 1, 2005, the Group acquired a 4.17% interest in Mastercroft for $124,000.

Legal Proceedings

On April 26, 2005, the plaintiffs in the civil action related to bankruptcy proceedings at KGOK (Note 30) filed another suit with Delaware Chancery Court against the same defendants, including the Group, based on the same factual allegations. The plaintiffs seek for the return of shares in KGOK. Management believes that the risk that the ultimate resolution of the matter will have a significant impact on the financial position of the Group is remote, and, therefore, no provision is required to be recognised in the accompanying financial statements in respect of this case.

Evraz Group S.A.

Unaudited Condensed Consolidated Income Statement

(In thousands of US dollars, except for per share information)

	Notes	Six-month periods ended June 30, 2005	2004
Revenue			
Sale of goods		**$ 3,571,195**	$ 2,783,117
Rendering of services		**60,617**	73,198
		3,631,812	2,856,315
Cost of revenue		**(2,251,213)**	(1,723,529)
Amortisation of negative goodwill		**—**	15,347
Gross profit		**1,380,599**	1,148,133
Selling and distribution costs		**(107,283)**	(102,393)
General and administrative expenses		**(227,203)**	(136,890)
Social and social infrastructure maintenance expenses		**(35,822)**	(16,381)
Loss on disposal of property, plant and equipment		**(7,836)**	(4,060)
Impairment of assets		**(1,456)**	(2,185)
Foreign exchange (losses)/gains, net		**(276)**	3,592
Other operating income/(expenses), net		**4,658**	(3,155)
Profit from operations		**1,005,381**	886,661
Interest income		**4,335**	6,777
Interest expense		**(65,884)**	(45,070)
Share of profits of associates and a joint venture		**41,013**	17,236
Gain/(loss) on extinguishment of debts	5	**1,314**	(101,276)
Gain on financial assets		**—**	57,189
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	4	**9,761**	5,541
Other non-operating (losses)/gains, net	5	**(10,607)**	1,218
Profit before tax		**985,313**	828,276
Income tax expense		**(256,437)**	(167,606)
Net profit		**$ 728,876**	$ 660,670
Attributable to:			
Equity holders of the parent entity		**$ 612,339**	$ 582,585
Minority interests		**116,537**	78,085
		$ 728,876	$ 660,670
Earnings per share attributable to equity holders of the parent entity, basic and diluted, US dollars	13	**$ 5.65**	$ 5.43

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Evraz Group S.A.

Condensed Consolidated Balance Sheet

(In thousands of US dollars)

	Notes	June 30, 2005 (Unaudited)	December 31, 2004
ASSETS			
Non-current assets			
Property, plant and equipment	6	$ 2,533,910	$ 2,398,929
Negative goodwill		—	(362,612)
Investment in a joint venture		244,135	194,712
Other long-term investments		8,521	8,644
Restricted deposits at banks	7	7,668	8,570
Other non-current assets	8	156,795	9,651
		2,951,029	2,257,894
Current assets			
Inventories	9	848,851	807,819
Trade and other receivables	10	302,630	293,706
Prepayments		72,856	79,801
Receivables from related parties	11	85,599	89,316
Taxes recoverable		521,790	397,533
Short-term investments and notes receivable	12	17,153	21,804
Restricted deposits at banks	7	30,837	12,441
Cash and cash equivalents	7	673,085	292,947
		2,552,801	1,995,367
Total assets		$ 5,503,830	$ 4,253,261
EQUITY AND LIABILITIES			
Equity			
Parent shareholders' equity			
Issued capital	13	$ 315,879	$ 42
Additional paid-in capital	13	537,501	319,177
Legal reserve	13	9,586	—
Accumulated profits		1,916,277	1,126,070
Translation difference		77,469	163,755
		2,856,712	1,609,044
Minority interests		298,850	357,579
		3,155,562	1,966,623
Non-current liabilities			
Long-term loans	14	914,382	788,093
Liabilities under the Settlement Agreement	5	—	4,224
Restructured taxes payable		12,220	23,259
Deferred income tax liabilities		201,804	214,481
Finance lease liabilities		27,071	25,661
Post-employment benefits		52,864	53,381
Provisions		19,792	20,582
Other long-term liabilities		2,292	21,207
		1,230,425	1,150,888
Current liabilities			
Trade and other payables	16	303,871	227,935
Advances from customers		46,835	55,189
Short-term loans and current portion of long-term loans	14	494,780	529,951
Payables to related parties	11	37,339	117,806
Taxes payable		220,838	197,721
Current portion of finance lease liabilities		10,677	4,688
Provisions and other liabilities		3,503	2,460
		1,117,843	1,135,750
Total equity and liabilities		$ 5,503,830	$ 4,253,261

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Evraz Group S.A.

Unaudited Condensed Consolidated Cash Flow Statement
(In thousands of US dollars)

	Six-month periods ended June 30,	
	2005	2004
Cash flows from operating activities		
Net profit	**$ 728,876**	$ 660,670
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortisation of negative goodwill	**—**	(15,347)
Depreciation, depletion and amortisation	**103,938**	90,676
Deferred income tax benefit	**(11,062)**	(20,656)
Loss on disposal of property, plant and equipment	**7,836**	4,060
Impairment of assets	**1,456**	2,185
(Gain)/loss on extinguishment of debts	**(1,314)**	101,276
Foreign exchange losses/(gains)	**276**	(3,592)
Share of profits from associates and a joint venture	**(41,013)**	(17,236)
Gain on financial assets	**—**	(57,189)
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	**(9,761)**	(5,541)
Other non-operating losses/(gains)	**10,607**	(1,218)
Interest income	**(4,335)**	(6,777)
Interest expense	**65,884**	45,070
Bad debt expense	**1,951**	8,416
	853,339	784,797
Changes in operating assets and liabilities:		
Inventories	**(49,416)**	(96,409)
Trade and other receivables	**(28,291)**	(180,714)
Prepayments	**8,595**	(23,143)
Receivables from/payables to related parties	**(8,690)**	(362,519)
Taxes recoverable	**(134,434)**	(63,599)
Other assets	**325**	(1,499)
Trade and other payables	**68,816**	67,164
Advances from customers	**(11,848)**	247
Taxes payable	**30,338**	56,491
Other liabilities	**(1,332)**	6,357
Net cash flows from operating activities	**727,402**	187,173
Cash flows from investing activities		
Issuance of short-term loans receivable to related parties	**(3,043)**	(1,181)
Issuance of loans receivable	**(1,437)**	—
Proceeds from repayment of short-term loans receivable	**12,231**	1,539
Purchases of subsidiaries, net of cash acquired	**(12,866)**	(216,950)
Prepayments for purchases of subsidiaries	**(80,870)**	—
Purchases of minority interests	**(307,822)**	—
Purchase of interest in a joint venture	**—**	(61,800)
Restricted deposits at banks	**(16,765)**	(3,620)
Short-term deposits at banks	**7,276**	—
Purchases of property, plant and equipment	**(279,818)**	(238,912)
Proceeds from disposal of property, plant and equipment	**2,675**	1,835
Payments to acquire equity of other companies	**(508)**	—
Proceeds from sales of equity of other companies	**3,068**	2,045
Payments to acquire debt instruments of other companies	**(603)**	(36,677)
Proceeds from sale/redemption of debt instruments of other companies	**11,227**	26,871
Dividends received	**10,134**	—
Net cash flows used in investing activities	**$ (657,121)**	$ (526,850)

Continued on the next page.

Evraz Group S.A.

Unaudited Condensed Consolidated Cash Flow Statement (continued)

(In thousands of US dollars)

	Six-month periods ended June 30,	
	2005	2004
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issuance costs (Note 13)	$ **399,747**	$ —
Contributions from Crosland Limited	**131,020**	30,000
Payments to entities under common control for the transfer of ownership interest in subsidiaries	**(32,246)**	(32,769)
Proceeds from long-term loans provided by related parties	**2,836**	65,374
Repayment of long-term loans provided by related parties	**—**	(11,714)
Proceeds from short-term loans provided by related parties	**6,091**	225,377
Repayment of short-term loans provided by related parties	**(62,354)**	(54,012)
Proceeds from short-term loans	**217,680**	547,711
Repayment of short-term loans, including interest	**(291,366)**	(340,385)
Proceeds from long-term loans and promissory notes	**194,308**	98,486
Repayment of long-term loans and promissory notes, including interest	**(89,651)**	(153,759)
Dividends paid	**(133,416)**	—
Dividends of consolidated subsidiary paid to minority shareholders	**(3,482)**	—
Payments under finance leases, including interest	**(5,755)**	(1,551)
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	**(7,609)**	(29,274)
Payments of restructured taxes, including interest	**(9,711)**	(10,976)
Net cash flows from financing activities	**316,092**	332,508
Effect of foreign exchange rate changes on cash and cash equivalents	**(6,235)**	2,216
Net increase (decrease) in cash and cash equivalents	**380,138**	(4,953)
Cash and cash equivalents at beginning of period	**292,947**	195,737
Cash and cash equivalents at end of period	$ **673,085**	$ 190,784
Supplementary cash flow information:		
Cash flows during the period:		
Interest paid	$ **56,182**	$ 38,655
Income taxes paid	**292,653**	154,579

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Evraz Group S.A.

Unaudited Condensed Consolidated Statement of Changes in Equity

Six-month periods ended June 30, 2005 and 2004

(In thousands of US dollars)

	Issued capital	Additional paid-in capital	Legal reserve	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
At December 31, 2004	$ 42	$ 319,177	$ —	$ —	$ 1,126,070	$ 163,755	$ 1,609,044	$ 357,579	$ 1,966,623
Change in accounting policies: derecognition of negative goodwill (*Note 2*)	—	—	—	—	378,394	—	378,394	11,549	389,943
At January 1, 2005	42	319,177	—	—	1,504,464	163,755	1,987,438	369,128	2,356,566
Effect of exchange rate changes	—	—	—	—	—	(86,286)	(86,286)	(13,752)	(100,038)
Total income and expense for the period recognised directly in equity	—	—	—	—	—	(86,286)	(86,286)	(13,752)	(100,038)
Net profit	—	—	—	—	612,339	—	612,339	116,537	728,876
Total income and expense for the period	—	—	—	—	612,339	(86,286)	526,053	102,785	628,838
Issue of share capital, net of transaction costs (*Note 13*)	23,833	375,914	—	—	—	—	399,747	—	399,747
Cancellation of own shares	(42)	—	—	—	—	—	(42)	—	(42)
Issue of share capital in exchange for shares in Mastercroft (*Note 13*)	292,046	(292,046)	—	—	—	—	—	—	—
Acquisition of minority interests in subsidiaries (*Notes 4*)	—	1,509	—	—	(65,398)	—	(63,889)	(167,338)	(231,227)
Acquisition of minority interest by a joint venture (*Note 13*)	—	1,307	—	—	—	—	1,307	—	1,307
Contributions from Crosland Limited (*Note 13*)	—	131,020	—	—		—	131,020	—	131,020
Share-based payments (*Note 15*)	—	620	—	—	—	—	620	—	620
Appropriation of net profit to legal reserve	—	—	9,586	—	(9,586)	—	—	—	—
Dividends (*Note 13*)	—	—	—	—	(125,542)	—	(125,542)	(5,725)	(131,267)
At June 30, 2005	$ 315,879	$ 537,501	$ 9,586	$ —	$ 1,916,277	$ 77,469	$ 2,856,712	$ 298,850	$ 3,155,562

Continued on the next page.

Evraz Group S.A.

Unaudited Condensed Consolidated Statement of Changes in Equity (continued)

(In thousands of US dollars)

	Issued capital	Additional paid-in capital	Legal reserve	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
At December 31, 2003	$ 138,935	$ 1,003	$ —	$ 948	$ 156,042	$ 69,661	$ 366,589	$ 192,540	$ 559,129
Effect of exchange rate changes	—	—	—	—	—	12,012	12,012	13,754	25,766
Total income and expense for the period recognised directly in equity	—	—	—	—	—	12,012	12,012	13,754	25,766
Net profit	—	—	—	—	582,585	—	582,585	78,085	660,670
Total income and expense for the period	—	—	—	—	582,585	12,012	594,597	91,839	686,436
Issue of share capital	30,000	—	—	—	—	—	30,000	—	30,000
Decrease in share capital due to the Group's reorganisation	—	—	—	—	—	—	—	—	—
Net gains on available-for-sale financial assets removed from equity recognised in net profit	—	—	—	450	—	—	450	—	450
Acquisition of minority interests in subsidiaries	—	2,372	—	—	(4,638)	—	(2,266)	(41,266)	(43,532)
Minority interest arising on acquisition of a subsidiary	—	—	—	—	—	—	—	35,600	35,600
At June 30, 2004	$ 168,935	$ 3,375	$ —	$ 1,398	$ 733,989	$ 81,673	$ 989,370	$ 278,713	$ 1,268,083

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

(All amounts are in thousands of US dollars, unless specified otherwise)

1. Corporate Information

These consolidated financial statements were authorised for issue in accordance with a resolution of the Board of directors on October 12, 2005.

Evraz Group S.A. ("Evraz Group" or the "Company") is a limited liability company registered under the laws of Luxembourg on December 31, 2004. The registered address of Evraz Group is 1, Allee Scheffer L-2520, Luxembourg. Evraz Group's parent is Crosland Global Limited ("Crosland" or the "Parent") which is ultimately controlled by Mr. Abramov.

Evraz Group was formed through a reorganisation in which 95.83% of the shares in Mastercroft Limited ("Mastercroft"), a limited liability company registered in Cyprus, directly owned by Crosland, were contributed into Evraz Group. Although legally binding agreements for this reorganisation were in place at December 31, 2004, the legal title to the shares in Mastercroft had not been transferred to Evraz Group until April 5, 2005.

As Evraz Group has been formed through a reorganisation of entities under common control, these consolidated financial statements have been prepared using the pooling of interests method and, as such, the financial statements have been presented as if the transfers of the Group interests in Mastercroft had occurred from the date of the earliest period presented.

In 2003, Mastercroft was the parent of the group companies contributed to Evraz Group. Mastercroft was established on December 31, 2002 as a holding company to consolidate certain steel production, mining and trading entities under control of Crosland. In 2003, controlling ownership interests in such entities were transferred to Mastercroft in transactions with entities under common control with the Group (formerly Mastercroft). In 2004 and 2005, additional entities were transferred into Mastercroft by entities under common control as described further below. The Group also applied the pooling of interests method in accounting for these business combinations.

Evraz Group, together with its subsidiaries (the "Group"), is involved in production and distribution of steel and related products. In addition, the Group owns and operates certain mining assets. The Group's steel production and mining facilities are located in the Russian Federation. The Group operates three steel mills in the Russian Federation: one plant in the Sverdlovsk region and two plants in the Kemerovo region. The Group is one of the biggest steel producers in the Russian Federation.

In the six-month periods ended June 30, 2005 and 2004, approximately 6% and 14%, respectively, of the Group's revenues were generated in transactions with related parties. In addition, a significant part of the Group's purchases was made in transactions with related parties. For detailed information related to such activities refer to Note 11.

Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control

The controlling interest in OAO Evrazruda ("Evrazruda") was transferred to the Group by an entity under common control with the Group in the six-month period ended June 30, 2005. The controlling interests in OAO Evraztrans ("Evraztrans") and OAO Large Diameter Pipe Plant ("LDPP") were transferred to the Group by entities under common control with the Group in 2004. The Group applied the pooling of interests method with respect to those transfers and presented its consolidated financial statements as if the transfers of controlling interests in those subsidiaries had occurred from the date of the earliest period presented or, if later, the date of acquisition of the subsidiary by the transferring entity.

As a result, the Group has re-presented its financial position as of December 31, 2004 and results of operations and cash flows for the six-month period ended June 30, 2004.

(All amounts are in thousands of US dollars, unless specified otherwise)

2. Significant Accounting Policies

Basis of Preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. Accordingly, they do not include all of the information required by IFRS for a complete set of financial statements. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Evraz Group S.A. and its subsidiaries and associates maintain their accounting records and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the country in which the particular subsidiary/associate is resident. These interim condensed consolidated financial statements are based on those accounting records, as adjusted and reclassified to comply with IAS 34.

The principal adjustments relate to (1) expense and revenue recognition, (2) valuation of unrecoverable assets, (3) depreciation and valuation of property, plant and equipment, (4) accounting for income taxes, (5) use of fair values, and (6) business combinations.

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Actual results may differ significantly from such estimates.

These interim condensed consolidated financial statements should be read in conjunction with the complete consolidated financial statements for the year ended December 31, 2004. In the preparation of the condensed consolidated financial statements, the Group followed the same accounting policies and methods of computation as compared with those applied in the complete consolidated financial statements for year ended December 31, 2004, except for the effect of adoption of new International Financial Reporting Standards ("IFRS") and revision of existing IAS, none of which had a significant impact on the condensed consolidated financial statements for the six-month period ended June 30, 2005.

IFRS 3 Business Combinations

In 2004, the Group applied IFRS 3 Business Combinations to the accounting for business combinations, for which the agreement date was on or after March 31, 2004. In accordance with the transitional provisions of IFRS 3, on January 1, 2005 the Group ceased to recognise negative goodwill in the consolidated balance sheet. The carrying amount of negative goodwill at December 31, 2004 that arose from business combinations, for which the agreement date was before March 31, 2004, or interests in a jointly controlled entity obtained before March 31, 2004 and accounted for by applying the equity method has been derecognised at January 1, 2005, with a corresponding adjustment of $389,943 to the opening balance of accumulated profits and minority interest.

IFRS 2 Share-based Payment

In the six-month period ended June 30, 2005, the Group adopted an employee share option plan, under which certain directors and senior executives of the Group receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments ("equity-settled transactions').

2. Significant Accounting Policies (continued)

Basis of Preparation (continued)

IFRS 2 Share-based Payment (continued)

The cost of equity-settled transactions with non-executive directors and employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes-Merton model, further details of which are given in Note 15. In valuing equity-settled transactions, no account is taken of any conditions, other than conditions of remaining in service up to the vesting date.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity (additional paid-in capital), over the period in which service conditions are fulfilled, ending on the date on which the relevant persons become fully entitled to the award ("the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest. Once a share-settled transaction has vested no further accounting entries are made to reverse the cost already charged, even if the instruments that are the subject of the transaction are subsequently forfeited or, in the case of options, are not exercised. In this case, the Group makes a transfer between different components of equity.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (Note 13).

3. Segment Information

The Group's major business segments are steel production and mining. Steel production segment includes production of steel and related products at the three iron and steel plants. Mining segment includes ore mining and enrichment. The mining segment does not meet the criteria of a reportable segment under IFRS, because the majority of revenues of the mining segment are earned in inter-segment transactions. Despite this fact, management has designated the mining segment as a reportable segment based on the

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

future plans to develop this business segment. The following table presents revenue and profit information regarding business segments for the six-month periods ended June 30, 2005 and 2004:

Six-month period ended June 30, 2005

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 3,565,601	$ 28,696	$ 37,515	$ —	$ 3,631,812
Inter-segment sales	95,463	564,845	240,987	(901,295)	—
Total revenue	$ 3,661,064	$ 593,541	$ 278,502	$ (901,295)	$ 3,631,812
Result					
Segment result	$ 775,540	$ 223,881	$ 11,746	$ —	$ 1,011,167
Unallocated expenses					(5,786)
Profit from operations					**$ 1,005,381**

Six-month period ended June 30, 2004

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$ 2,720,099	$ 80,254	$ 55,962	$ —	$ 2,856,315
Inter-segment sales	9,658	162,809	98,004	(270,471)	—
Total revenue	$ 2,729,757	$ 243,063	$ 153,966	$ (270,471)	$ 2,856,315
Result					
Segment result	$ 841,539	$ 32,986	$ 14,348	$ —	$ 888,873
Unallocated expenses					(2,212)
Profit from operations					**$ 886,661**

(All amounts are in thousands of US dollars, unless specified otherwise)

3. Segment Information (continued)

Distribution of the Group's revenues by geographical area based on the location of customers was as follows:

	Six-month periods ended June 30,	
	2005	**2004**
Russia	**$ 2,073,705**	$ 1,600,822
Thailand	**378,332**	154,340
Taiwan	**346,172**	374,960
Iran	**123,115**	47,216
Korea	**113,677**	110,865
Vietnam	**110,572**	86,574
Philippines	**109,300**	133,209
Hong Kong	**74,188**	120,033
USA	**54,813**	771
Kazakhstan	**50,124**	1,522
Italy	**43,949**	4,120
China	**29,601**	154,887
Other countries	**124,264**	66,996
	$ 3,631,812	$ 2,856,315

4. Acquisitions and Increases of Ownership Interests in Subsidiaries

Mastercroft

On June 1, 2005, the Group acquired a 4.17% interest in Mastercroft for cash consideration of $124,000. The excess of the amount of consideration over the carrying value of that minority interest amounting to $25,997 was charged to accumulated profits.

NTMK

In the six-month period ended June 30, 2005, the Group acquired additional minority interests in OAO Nizhny Tagil Iron & Steel Plant ("NTMK") (3.98% ownership interest) for cash consideration of $79,115. The excess of the amount of consideration over the carrying value of minority interest amounting to $29,653 was charged to accumulated profits.

ZapSib

In the six-month period ended June 30, 2005, the Group acquired additional minority interests in OAO West-Siberian Iron and Steel Plant ("ZapSib") (0.79% ownership interest) for cash consideration of $15,470. The excess of the amount of consideration over the carrying value of minority interest amounting to $8,797 was charged to accumulated profits.

LDPP

On June 30, 2005, the Group acquired additional minority interest of 30.10% in OAO Large Diameter Pipe Plant ("LDPP") for cash consideration of 361,198,000 Russian roubles ($12,598 at the exchange rate as of the date of the transaction). The excess of the amount of the carrying value of minority interest over consideration amounting to $1,383 was included in additional paid-in capital.

(All amounts are in thousands of US dollars, unless specified otherwise)

4. Acquisitions and Increases of Ownership Interests in Subsidiaries (continued)

Other Acquisitions

In the six-month period ended June 30, 2005, the Group purchased 100% ownership interest in OOO Mine 12 ("Mine 12") and OAO Zapadno-Sibirskoye Geologorazvedochnoye Upravlenie ("ZSGU"). In addition, the Group acquired the assets and the business of OOO Nizhnesaldinsky Metallurgical Plant. The excess of fair value of identifiable assets, liabilities and contingent liabilities acquired over consideration amounting to $9,761 was included in the income statement. The excess of the amount of consideration over fair value of identifiable assets, liabilities and contingent liabilities acquired amounting to $1,189 was included in impairment of assets in the income statement.

These acquisitions were accounted for based on provisional values as these subsidiaries, as of the date of authorisation of issue of these financial statements, have not completed preparation of their financial statements in accordance with IFRS.

5. Non-operating Gains and Losses

Gain on Extinguishment of Debts

On May 31, 2005, the tax authorities approved the forgiveness of certain restructured tax-related fines and penalties, which were scheduled for payment in 2005-2008. The gain on the forgiveness of the tax-related fines and penalties of $4,345 was included in gain on extinguishment of debts in the consolidated income statement for the six-month period ended June 30, 2005.

In March 2005, the Board of Directors of OAO Kachkanarsky Mining-and-Processing Integrated Works ("KGOK"), the Group's subsidiary, resolved to repay all of KGOK's liabilities under the Settlement Agreement ahead of schedule. As of December 31, 2004, the nominal amount of the liabilities was 259,881,288 Russian roubles ($9,358 at the exchange rate as of December 31, 2004). In the period ended June 30, 2005, KGOK settled 228,234,726 Russian roubles ($8,205 at the exchange rate as of the dates of transactions) of its liabilities under the Settlement Agreement.

Loss arising from the repayment of liabilities under the Settlement Agreement amounting to $3,031 reduced the amount of gain on extinguishment of debts in the consolidated income statement for the six-month period ended June 30, 2005.

Other Non-Operating Loss

Other non-operating loss for the six-month period ended June 30, 2005 includes $10,000 paid to the government of Georgia as a non-refundable prepayment for the acquisition of ownership interest in JSC Chiaturmanganum and JSC Vartsikhe GES. The Group planned to acquire a 63.08% interest in these entities, but abandoned the project.

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of:

	June 30, 2005	December 31, 2004
Cost:		
Land	**$ 53,042**	$ 53,250
Buildings and constructions	**660,146**	662,182
Machinery and equipment	**1,296,314**	1,276,433
Transport and motor vehicles	**165,951**	143,970
Mining assets	**288,100**	284,244
Other assets	**50,812**	46,204
Assets under construction	**659,078**	499,430
	3,173,443	2,965,713
Accumulated depreciation, depletion and amortisation:		
Buildings and constructions	**(85,032)**	(70,568)
Machinery and equipment	**(484,038)**	(440,467)
Transport and motor vehicles	**(21,090)**	(13,080)
Mining assets	**(18,098)**	(14,488)
Other assets	**(22,608)**	(18,804)
	(630,866)	(557,407)
Government grants:		
Machinery and equipment, net	**(8,667)**	(9,377)
	$ 2,533,910	$ 2,398,929

Assets under construction include prepayments to constructors and suppliers of property, plant and equipment of $144,184 and $137,489 as of June 30, 2005 and December 31, 2004, respectively.

The movement in property, plant and equipment for the six-month period ended June 30, 2005 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2004, cost, net of accumulated depreciation and government grants	$ 53,250	$ 591,614	$ 826,589	$ 130,890	$ 269,756	$ 27,400	$ 499,430	$ 2,398,929
Additions	666	—	3,095	12,324	6,508	817	289,923	313,333
Assets acquired in business combination	—	7,643	3,121	596	9,222	370	677	21,629
Assets put into operation	180	19,093	67,950	13,046	2,068	6,033	(108,370)	—
Disposals	(212)	(5,154)	(4,103)	(689)	—	(303)	(1,541)	(12,002)
Depreciation & depletion charge	—	(17,582)	(66,991)	(8,269)	(8,072)	(5,062)	—	(105,976)
Amortisation of government grants	—	—	418	—	—	—	—	418
Impairment loss	—	—	—	—	(700)	—	—	(700)
Translation difference	(842)	(20,500)	(26,470)	(3,037)	(8,780)	(1,051)	(21,041)	(81,721)
At June 30, 2005, cost, net of accumulated depreciation and government grants	**$ 53,042**	**$ 575,114**	**$ 803,609**	**$ 144,861**	**$ 270,002**	**$ 28,204**	**$ 659,078**	**$ 2,533,910**

(All amounts are in thousands of US dollars, unless specified otherwise)

6. Property, Plant and Equipment (continued)

The movement in property, plant and equipment for the year ended December 31, 2004 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
At December 31, 2003, cost, net of accumulated depreciation and government grants	$ 26,239	$ 233,957	$ 649,409	$ 15,809	$ 163,083	$ 18,380	$ 242,961	$ 1,349,838
Additions	21,214	5,467	5,581	84,612	9,555	3,228	503,327	632,984
Assets acquired in business combination	3,942	322,845	52,539	24,952	95,973	994	31,251	532,496
Assets put into operation	61	32,854	222,459	11,108	—	11,398	(277,880)	—
Disposals	(4)	(2,865)	(3,641)	(650)	—	(899)	(21,967)	(30,026)
Depreciation & depletion charge	—	(29,339)	(146,461)	(8,637)	(10,354)	(7,149)	—	(201,940)
Amortisation of government grants	—	—	811	—	—	—	—	811
Impairment loss	—	—	—	—	(1,701)	—	(127)	(1,828)
Translation difference	1,798	28,695	45,892	3,696	13,200	1,448	21,865	116,594
At December 31, 2004, cost, net of accumulated depreciation and government grants	**$ 53,250**	**$ 591,614**	**$ 826,589**	**$ 130,890**	**$ 269,756**	**$ 27,400**	**$ 499,430**	**$ 2,398,929**

As of June 30, 2005 and December 31, 2004, certain items of production equipment with an approximate carrying value of $94,580 and $95,802, respectively, were pledged to banks as collateral against loans to the Group (Note 14).

7. Cash and Cash Equivalents and Restricted Deposits at Banks

Cash and cash equivalents were denominated in the following currencies:

	June 30, 2005	December 31, 2004
Russian roubles	**$ 240,100**	$ 64,632
US dollars	**396,798**	227,194
Euros	**35,879**	1,121
Other	**308**	—
	$ 673,085	$ 292,947

The above cash and cash equivalents mainly consist of cash at banks.

Restricted deposits at banks were as follows:

	June 30, 2005	December 31, 2004
Deposits to secure bank loans	**$ 27,397**	$ 17,570
Deposits for repayment of Settlement Agreements (Notes 5, 16)	**4,133**	3,441
Deposits for participation in licence tender	**6,975**	—
	38,505	21,011
Less: deposits with current maturities	**(30,837)**	(12,441)
	$ 7,668	$ 8,570

The deposits earned interest in the range from 1.69% to 6.90% per annum. The deposits to secure bank loans are denominated in US dollars, euros and Russian roubles.

(All amounts are in thousands of US dollars, unless specified otherwise)

8. Other Non-Current Assets

Other non-current assets were as follows:

	June 30, 2005	December 31, 2004
Prepayments for acquisitions of ownership interests in subsidiaries and other companies	**$ 147,422**	$ —
Long-term VAT relating to Settlement Agreements	**—**	197
Long-term input VAT	**4**	3,980
Deferred income tax assets	**6,840**	3,390
Other	**2,529**	2,084
	$ 156,795	$ 9,651

As of June 30, 2005, other non-current assets included prepayments in relation to the acquisitions of ownership interests in Palini & Bertoli S.p.A. in the amount of €38,500,000 ($50,416 at the exchange rate as of the date of the transaction) (Note 19), Vitkovice Steel in the amount of 500,500,000 Czech Koruna ($20,454 at the exchange rate as of the date of the transaction) (Note 19) and a prepayment for acquisition of minority interest in Nizhny Tagil Iron and Steel Plant ("NTMK") and West-Siberian Iron and Steel Plant ("ZSMK") amounting to $75,500 and $1,022, respectively.

9. Inventories

Inventories consisted of the following:

	June 30, 2005	December 31, 2004
Raw materials and spare parts	**$ 431,941**	$ 390,367
Work-in-progress	**106,298**	63,229
Finished goods:		
—at cost	**290,156**	327,099
—at net realisable value	**43,407**	35,510
	871,802	816,205
Allowance for obsolete and slow-moving items	**(22,951)**	(8,386)
	$ 848,851	$ 807,819

As of June 30, 2005 and December 31, 2004, certain items of inventory with a carrying amount of $307,281 and $339,238, respectively, were pledged to banks as collateral against loans provided to the Group (Note 14).

10. Trade and Other Receivables

Trade and other receivables consisted of the following:

	June 30, 2005	December 31, 2004
Trade accounts receivable	**$ 301,902**	$ 275,189
Loans receivable	**203**	7,979
Other receivables	**37,114**	38,341
	339,219	321,509
Allowance for doubtful accounts	**(36,589)**	(27,803)
	$ 302,630	$ 293,706

(All amounts are in thousands of US dollars, unless specified otherwise)

11. Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

Amounts owed by/to related parties were as follows:

	Amounts due from related parties		Amounts due to related parties	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Evrazmetall-Centre	$ **17,853**	$ 20,930	$ **93**	$ —
Evrazmetall-Sibir	**31,829**	21,721	**466**	349
Evrazmetall-Ural	**11,135**	—	**—**	—
Ferrotranstrade	**6,005**	25,453	**1,955**	4,005
Goroblagodatskoye Ore Mine	**3,115**	7,778	**1**	2,456
Marteck Shipping	**2,741**	—	**10,111**	7,708
Other entities	**15,928**	15,810	**24,705**	22,988
Loans receivable/payable from/to related parties	**177**	4,206	**8**	47,997
Liabilities to entities under common control for transfers of ownership interests in subsidiaries	**—**	—	**—**	32,303
	88,783	95,898	**37,339**	117,806
Less: allowance for doubtful accounts	**(3,184)**	(6,582)	**—**	—
	$ **85,599**	$ 89,316	$ **37,339**	$ 117,806

Transactions with related parties were as follows in the six-month periods ended June 30:

	Sales to related parties		Purchases from related parties	
	2005	2004	2005	2004
Evrazmetall-Centre	$ **44,087**	$ 58,521	$ **100**	$ —
Evrazmetall-Sibir	**56,378**	53,572	**180**	—
Evrazmetall-Ural	**28,876**	—	**98**	—
Evro-Aziatskaya Energy Company	**4,446**	—	**25,879**	35
Ferrotrade & Co.	**—**	124,258	**—**	—
Ferrotranstrade	**54,460**	45,034	**808**	1,358
KMK- Energo	**274**	2,589	**1,569**	27,628
Marteck Shipping	**—**	—	**40,297**	51,009
PromKhimProduct	**—**	83,989	**—**	532
Raspadsky Ugol	**—**	—	**102,897**	23,910
Steel of KMK	**—**	16,974	**—**	68,576
UK Yuzhkuzbassugol	**17,061**	—	**—**	29,582
ZAO Yuzhkuzbassugol	**—**	13	**269,243**	85,786
Other entities	**18,122**	7,000	**23,440**	32,331
	$223,704	$391,950	**$464,511**	$320,747

(All amounts are in thousands of US dollars, unless specified otherwise)

11. Related Party Disclosures (continued)

During the six-month periods ended June 30, 2005 and 2004, transactions with related parties were as follows:

OOO Evrazmetall-Centre, OOO Evrazmetall-Sibir, and OOO Evrazmetall-Ural, entities under common control with the Group, purchase steel products from the Group.

Evro-Aziatskaya Energy Company, an entity under common control, supplies natural gas and electricity to certain subsidiaries of the Group and purchases metal products and materials from the Group.

Ferrotrade & Co. is an entity under common control with the Group. Prior to 2004, Ferrotrade & Co. exported the Group's products from Russia. In accordance with the Company's restructuring, Ferrotrade & Co. transferred its trading activities to Ferrotrade Limited in October 2003. During the six-month period ended June 30, 2004, Ferrotrade Limited sold to Ferrotrade & Co. 467,479 metric tons of steel products for $124,258.

In June 2003, Ferrotrade & Co. granted to the Group a $120,000 loan facility. The loan bore no interest and was repayable on June 1, 2006. The long-term loan due to Ferrotrade & Co. was measured at amortised cost based on a contractual maturity and a discount rate of 3.96%. In 2004, the loan agreement was revised and the facility became payable not later than December 31, 2004, bearing interest at the rate of 4.25% starting from January 1, 2004. In the six-month period ended June 30, 2004, the Group received additional $11,948 under this loan agreement. A loss of $8,695 arising from the change in terms of the loan agreement was included in loss on extinguishment of debts in the consolidated income statement for the six-month period ended June 30, 2004. In November 2004, the Group repaid the outstanding loan amount along with the interest of $4,091 accrued for the period from January 1, 2004 up to the payment date.

OAO Ferrotranstrade ("Ferrotranstrade"), an entity under common control with the Group, acts as the Group's sales agent. The Group also sells its products to Ferrotranstrade.

KMK-Energo, an entity under common control with the Group, supplies electricity to certain subsidiaries of the Group.

Marteck International Ltd. ("Marteck") is an entity under common control with the Group. During the six-month period ended June 30, 2004, the Group repaid to Marteck $26,938 under loans provided to the Group in 2002-2003. The loans bore interest in the range from 2% to 3% per annum.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with the Group, provides freight services to the Group.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with the Group, purchased coke from the Group. In the second half of 2004, PromKhimProduct ceased to be a related party with the Group.

OOO Raspadsky Ugol, a subsidiary of the Group's joint venture, sells coal to the Group.

OOO Steel of Kuznetsk Steel Plant ("Steel of KMK") was an entity under common control with the Group. In 2004, Steel of KMK provided tolling services related to processing of pig iron to the Group and the Group provided services and sold metal products to Steel of KMK. Steel of KMK ceased to be a related party with the Group in July 2004.

OAO OUK Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol, associates of the entity under common control with the Group, sell coal to the Group. During the six-month period ended June 30, 2005, the Group sold coal to processing mills of OAO OUK Yuzhkuzbassugol in connection with an accident at a coal mine.

(All amounts are in thousands of US dollars, unless specified otherwise)

11. Related Party Disclosures (continued)

Compensation to Key Management Personnel

Key management personnel totalled 34 and 31 as at June 30, 2005 and 2004, respectively. Total compensation to key management personnel included in general and administrative expenses in the income statement amounted to $13,457 and $11,500 for the six-month periods ended June 30, 2005 and 2004, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

For disclosure of other related party transactions see Notes 1, 5, 15, 17.

12. Short-Term Investments and Notes Receivable

Short-term investments and notes receivable were as follows:

	June 30, 2005	December 31, 2004
Deposit accounts	$ **13,177**	$ 19,573
Promissory notes	**3,611**	170
Other investments	**365**	2,061
	$ **17,153**	$ 21,804

In 2004-2005, the Group's subsidiaries had deposit accounts with Alfa-bank and IMB. The deposits earned interest in the range from 6.0% to 9.5% per annum.

Short-term investments and notes receivable are denominated in Russian roubles.

13. Equity

Share Capital

As described in Note 1, Evraz Group was formed through a series of transactions between entities under common control with the Group. Prior to the reorganisation of the Group, in which 95.83% of Mastercroft shares were contributed to Evraz Group, share capital of the Group comprised of the share capital of Mastercroft.

Share Capital of Mastercroft

On December 31, 2002, Mastercroft issued 1,966 shares with par value of 1 US dollar each. These shares were paid in cash in 2003.

On May 14, 2003 and October 31, 2003, the Central Bank of Cyprus granted permissions for the additional issue to Crosland of 100,017,700 and 200,000,000 ordinary shares of 1 US dollar each, respectively.

In respect to the shares issued on May 14, 2003, Mastercroft received contributions from Crosland of $100,018, of which $14,018 was in cash and $86,000 was in the form of promissory notes of an entity under common control with the Group. The Group offset its liabilities to that entity under common control against these promissory notes.

In respect of the shares issued on October 31, 2003, Mastercroft called up for payment of 0.1949 US dollar per share out of 1 US dollar, being the nominal value of the ordinary share, and received from Crosland cash of $38,980. As of December 31, 2003, the balance of 0.8051 US dollar has not been called for payment.

(All amounts are in thousands of US dollars, unless specified otherwise)

13. Equity (continued)

Share Capital (continued)

Share Capital of Mastercraft (continued)

In the year ended December 31, 2004, Mastercroft called for payment an additional $30,000 and received this amount from Crosland. As of December 31, 2004, the balance of 0.6551 US dollar has not been called for payment.

In January 2005, prior to the completion of the Group's reorganisation, Mastercroft called up for payment the remaining $131,020 for shares issued in 2003 and received this amount from Crosland.

As Mastercroft is a subsidiary of Evraz Group at December 31, 2004 and June 30, 2005, the share capital of Mastercroft is eliminated on consolidation.

Share Capital of Evraz Group

As of December 31, 2004, Evraz Group issued 15,500 ordinary shares with par value of €2 each, which resulted in the share capital of €31,000 ($42 at the exchange rate as of December 31, 2004). As of December 31, 2004, these shares were fully paid. On April 5, 2005, Evraz Group issued additional 107,204,325 ordinary shares with a par value of €2 each in exchange for the contribution of 95.83% of Mastercroft shares. On the same date, the share capital of Evraz Group was reduced by the cancellation of 15,499 ordinary shares with par value of €2 each. As the consideration for these additional shares issued on April 5, 2005 has been accounted for in the consolidated financial statements as at December 31, 2004, the April 5, 2005 issue of shares resulted in a capitalisation of reserves within equity.

On May 17, 2005, the Group's shareholders resolved to increase authorised share capital to €314,408,652 represented by 157,204,326 shares with par value of €2 each.

On June 7, 2005, 29,100,000 global depositary receipts, representing additionally issued 9,700,000 shares with par value of €2 each (totalling $23,833 at the exchange rate as of June 7, 2005) were placed on the London Stock Exchange for $421,950. Share premium arising on the share issue amounted to $375,914, net of transaction costs of $22,203.

At June 30, 2005 and December 31, 2004, the Company's authorised shares comprised of 157,204,326 and 15,500 ordinary shares, respectively, and the Company's issued and paid share capital comprised of 116,904,326 and 15,500 shares, respectively.

Shareholders of Evraz Group are entitled to standard rights provided under the laws of Luxembourg to shareholders of stock companies ("sociétè anonyme"). These rights comprise the right to vote at the shareholders meetings and the right to receive dividends.

(All amounts are in thousands of US dollars, unless specified otherwise)

13. Equity (continued)

Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the potential dilutive ordinary shares into ordinary shares.

	Six-month period ended June 30,	
	2005	2004
Net profit attributable to equity holders of the parent entity	$ **612,339**	$ 582,585
Weighted average number of ordinary shares outstanding for basic earnings per share	**108,436,923**	107,204,326
Earnings per share attributable to equity holders of the parent entity, basic and diluted (US dollars)	$ **5.65**	$ 5.43

During the six-month period ended June 30, 2005, share options granted to participants of the Company's Incentive Plan (Note 15) had no dilutive effect. The Group has no other potential dilutive ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

As the number of shares has increased as a result of the reorganisation of the Group in transactions between entities under common control, the earnings per share for the six-month period ended June 30, 2005 and 2004 have been calculated based on the assumption that the number of shares issued on April 5, 2005 was outstanding from the beginning of the earliest period presented.

Acquisitions of Minority Interests by a Joint Venture

In the six-month period ended June 30, 2005, Corber Enterprises Limited ("Corber"), the Group's joint venture, acquired an additional 0.70% ownership interest in Raspadskaya Mining Group for cash consideration of $1,300. The 50% of excess of the carrying value of acquired minority interest over the amount of consideration paid by the joint venture amounting to $1,307 is recorded in additional paid-in capital.

Legal Reserve

According to the Luxembourg Law, the Company is required to create a legal reserve of 10% of share capital per the Luxembourg statutory accounts by annual appropriations which should be not less than 5% of the annual net profit per statutory financial statements. The legal reserve can be used only in case of a bankruptcy.

Dividends

On January 13, 2005, directors of Mastercroft approved distribution of dividends of $131,000 to Crosland and other shareholders registered as of December 31, 2004, which represents 0.44 US dollars of dividends per share.

In addition, in the six-month period ended June 30, 2005, certain subsidiaries of the Group declared dividends. The share of minority shareholders in those dividends was $267.

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Loans and Borrowings

Short-term and long-term loans and borrowings were as follows as of:

	June 30, 2005	December 31, 2004
Russian banks	**$ 59,070**	$ 110,061
International banks	**835,205**	688,983
10.875 per cent notes due 2009	**300,000**	300,000
8.875 per cent notes due 2006	**175,000**	175,000
Bearer coupon debt securities	**34,833**	36,038
Loans provided by other companies	**13**	859
Unamortised debt issue costs	**(14,798)**	(11,669)
Interest payable	**19,839**	18,772
	$ 1,409,162	$ 1,318,044

As of June 30, 2005 and December 31, 2004, total interest bearing loans and borrowings consisted of short-term loans and borrowings of $322,303 and $378,523, respectively, and long-termt loans and borrowings of $1,081,818 and $932,358, respectively, including the current portion of long-term liabilities of $152,638 and $132,596, respectively.

In the six-month period ended June 30, 2005, average annual interest rates were 9.1%, 5.0% and 5.0% for short-term loans denominated in Russian roubles, US dollars and euros, respectively, and 12.5%, 8.7%, 5.5% for long-term loans denominated in Russian roubles, US dollars and euros, respectively.

In the period ended June 30, 2004, average annual interest rates were 10.3%, 3.6% and 5.7% for short-term loans denominated in Russian roubles, US dollars and euros, respectively, and 15.4%, 7.5% and 5.8% for long-term loans denominated in Russian roubles, US dollars and euros, respectively.

The liabilities are denominated in the following currencies:

	June 30, 2005	December 31, 2004
Russian roubles	**$ 44,830**	$ 78,828
US dollars	**1,200,854**	1,094,087
Euros	**178,276**	156,798
Unamortised debt issue costs	**(14,798)**	(11,669)
	$ 1,409,162	$ 1,318,044

The liabilities are contractually repayable after the balance sheet dates as follows:

	June 30, 2005	December 31, 2004
Less than one year	**$ 494,780**	$ 529,951
Between one year and two years	**301,209**	290,209
Between two years and five years	**593,781**	467,002
After five years	**34,190**	42,551
Unamortised debt issue costs	**(14,798)**	(11,669)
	$ 1,409,162	$ 1,318,044

Some of the loan agreements provide for certain covenants in respect of Mastercroft and its subsidiaries. The covenants impose restrictions in respect of certain transactions and financial ratios, including restrictions in respect of indebtedness and profitability.

(All amounts are in thousands of US dollars, unless specified otherwise)

14. Loans and Borrowings (continued)

The Group pledged its rights under some export contracts as collateral under the loan agreements. All proceeds from sales of steel pursuant to these contracts can be used to satisfy the obligations under the loan agreements in the event of a default.

At June 30, 2005 and December 31, 2004, the Group had equipment with a carrying value of $94,580 and $95,802, respectively, pledged as collateral under the loan agreements. In addition, the Group pledged finished goods with a carrying value of $307,281 and $339,238 as of June 30, 2005 and December 31, 2004, respectively.

Bonds and Notes

In September and December 2003, EvrazSecurities issued notes amounting to $175,000. The notes bear interest of 8.875% per annum payable semi-annually and mature on September 25, 2006. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes, except that NKMK's liabilities are limited to $137,512.

On August 3, 2004 and September 30, 2004, EvrazSecurities issued notes amounting to $300,000. The notes bear interest of 10.875% per annum payable semi-annually and mature on August 3, 2009. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes, except that the liability of ZapSib and NTMK, each, is subject to a limit of $300,000.

On December 6, 2002, FC EvrazHolding issued 1,000,000 of bearer coupon bonds with a par value of 1,000 Russian roubles each. These securities were issued at par value and mature on December 5, 2005. Interest payments on the coupons are due semi-annually from the date of issuance. First coupon bears interest of 17.70% per annum; second coupon bears 16.50% per annum; third and fourth coupons bear 15.00% per annum; fifth and sixth coupons bear 12.50% per annum. NTMK guaranteed all of the liabilities of FC EvrazHolding under the bonds. The liabilities under the bonds were accounted for at amortised cost in the consolidated financial statements.

Unamortised Debt Issue Costs

Unamortised debt issue costs represent agent commission and arrangement costs paid by subsidiaries in relation to the arrangement of long-term loans and issue of notes.

Unutilised Borrowing Facilities

As of June 30, 2005, the Group had unutilised borrowing facilities of $379,358, including $49,658 of long-term loan facilities.

15. Share-based Payments

On April 25, 2005, the Group adopted the Incentive Plan under which certain senior executives and members of the Board of Directors ("participants") may acquire the shares in the Company. This plan is administrated by the Board of Directors of the Group. The exercise price of the options is fixed at 27.75 US dollars and 43.5 US dollars per share.

(All amounts are in thousands of US dollars, unless specified otherwise)

15. Share-based Payments (continued)

The options become exercisable from one to three years from the grant date as follows.

Vesting date	Number of shares
December 15, 2005	63,685
June 15, 2006	555,170
June 15, 2007	750,000
June 15, 2008	1,250,000

The Board of Directors has the right to accelerate vesting of the grant. In the event of a participant's employment termination, all options granted to that participant, whether vested or not, expire on termination date. All options granted to the participants, whether vested or not, become immediately exercisable in the event of a change in the controlling shareholder.

All of the share options outstanding as at June 30, 2005 were granted on June 15, 2005.

The Group accounted for its share options at fair value pursuant to the requirements of IFRS 2. The weighted average fair value of options granted during the period was 3.63 US dollars. The fair value of these options was estimated at the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions:

Dividend yield (%)	6.00 - 8.00
Expected volatility (%)	55.00
Risk-free interest rates (%)	4.36 - 4.59
Expected life of options (years)	0.5 - 3

The expected volatility reflects the assumption that the industry average volatility is indicative of future trends, which may not necessarily be the actual outcome.

The number of share options outstanding at June 30, 2005 is 2,618,855.

The weighted average remaining contractual life for the share options outstanding as at June 30, 2005 is 2.23 years.

In the six-month period ended June 30, 2005, compensation expense arising from the share option plan amounted to $620.

16. Trade and Other Payables

Trade and other payables were mainly denominated in Russian roubles and consisted of the following:

	June 30, 2005	December 31, 2004
Trade accounts payable	**$ 181,407**	$ 116,279
Long-term promissory notes with current maturities	**20,716**	—
Promissory notes payable on demand	**664**	14,523
Accrued payroll	**65,268**	57,495
Other payables	**35,816**	39,638
	$ 303,871	$ 227,935

As of June 30, 2005, other payables included $17,293 of unpaid current portion of liabilities under the Settlement Agreements of ZapSib, NTMK and KGOK.

(All amounts are in thousands of US dollars, unless specified otherwise)

17. Commitments and Contingencies

Operating Environment of the Group

As discussed in Note 1, the majority of the Group's operations are carried out in the Russian Federation. The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of the Russian Federation. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the consolidated financial statements could be up to approximately $30,000.

Contractual Commitments

The Group signed contracts for the purchase of production equipment and construction works for an approximate amount of $350,000 as of June 30, 2005.

Social Commitments

The Group is involved in a number of social programmes aimed to support education, health care and social infrastructure development in towns where the Group's assets are located. As of June 30, 2005 the Group's commitments under these programs were $47,500, which are planned to be incurred in the second half of 2005.

Environmental Protection

The Group has a constructive obligation to the government of Kemerovo Region to reduce environmental polutions and contiminations in the future in accordance with environmental protection program. In the period from 2005 to 2015, the Group is obligated to spend approximately $50,000 for replacement of old machinery and equipment which will result in reduction of polution.

Guarantees of Debts of Related Parties

As of December 31, 2004, the Group guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest, an entity under common control with the Group, under a loan agreement between OOO EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounting to $9,200 bore interest at a rate of LIBOR plus margin of 2.95% per annum and matured on September 1, 2005. On August 31, 2005, OOO EvrazInvest fully repaid it liabilities under the loan agreement with ZAO Raiffeisenbank Austria.

(All amounts are in thousands of US dollars, unless specified otherwise)

17. Commitments and Contingencies (continued)

Legal Proceedings

The Group has been and continues to be the subject of legal proceedings, none of which has had, individually or in aggregate, a significant effect on the Group's operations or financial position.

The Group, together with several other corporations and individuals, acts as a defendant in a civil action related to bankruptcy proceedings at KGOK that occurred between 1999 and 2003, prior to the Group's acquistion of KGOK. This law suit was filed in November 2004 and is now pending before the United States District Court for the District of Delaware. The plaintiffs seek damages in excess of $500,000. On April 26, 2005, the plaintiffs filed another suit with Delaware Chancery Court against the same defendants, including the Group, based on the same factual allegations. The plaintiffs seek for the return of shares in KGOK. Management believes that the risks that the ultimate resolution of the suit case will have a significant impact on the financial position of the Group is remote. Therefore, no provision is recognised in the financial statements in respect of this case.

18. Financial Risks

Foreign Exchange Risk

The Group exports production and attracts substantial amount of long-term borrowings denominated in euros or in US dollars.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest Rate Risk

The Group incurs interest rate risk on loans and borrowings (Note 14) and promissory notes included in trade and other payables (Note 16) and the amounts due to the related parties. The Group borrows on both a fixed and variable rate basis. The table below summarises the Group's outstanding interest-bearing debt as of June 30, 2005:

	June 30, 2005
Fixed-rate debt	$ 616,012
Variable-rate debt	809,538
	$ 1,425,550

(All amounts are in thousands of US dollars, unless specified otherwise)

18. Financial Risks (continued)

Interest Rate Risk (continued)

The table below summarises the Group's outstanding variable-rate debt by the year of repayment as of June 30, 2005:

July 1, 2005 – June 30, 2006	$ 456,455
July 1, 2006 – June 30, 2007	101,778
July 1, 2007 – June 30, 2008	84,003
July 1, 2008 – June 30, 2009	79,403
July 1, 2009 – June 30, 2010	61,740
July 1, 2010 – June 30, 2011	10,717
July 1, 2011 – June 30, 2012	4,007
July 1, 2012 – June 30, 2013	4,068
July 1, 2013 – June 30, 2014	4,126
July 1, 2014 – June 30, 2015	1,342
July 1, 2014 – June 30, 2016	1,899
	$ 809,538

Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, and trade accounts receivable.

To manage this credit risk, the Group maintains its available cash, mainly in US dollars, in international banks, Russian affiliates of international banks and Russian major banks. Management periodically reviews the creditworthiness of the banks in which it deposits cash.

The Group constantly monitors the status of accounts receivable collection and the credit worthiness of the customers. In addition, the Group requires prepayments from certain customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term accounts receivable and payable, short-term loans and long-term variable-rate loans receivable and payable, promissory notes approximate their fair value.

The fair value of restructured taxes with a carrying amount of $22,991 is equal to $23,902 as of June 30, 2005. The fair value of long-term obligations under restructured taxes as of June 30, 2005 was determined based on the future payments discounted at the annual rate of 13%.

The fair value of the notes issued by EvrazSecurities with a carrying amount of $490,884 is equal to $514,361. The fair value of the bonds issued by FC EvrazHolding with a carrying amount of $34,833 is equal to $35,805. The fair value of the notes and bonds was determined based on market quotations.

The fair value of the fixed-rate bank loans with a carrying value of $116,676 approximates $95,000. The fair value of the fixed-rate bank loans was determined based on future cash flows discounted at a rate of 11% per annum.

(All amounts are in thousands of US dollars, unless specified otherwise)

19. Subsequent Events

Business Combinations

On August 11, 2005, the Group acquired a 75% interest in Clama S.r.l for cash consideration of €61,000,000 ($79,123 at the exchange rate as of the date of transaction). Clama S.r.l owns 100% of the share capital of Palini & Bertoli S.p.A., an Italian rolling mill. As of June 30, 2005, other non-current assets included a prepayment for the acquisition amounting to €38,500,000 ($50,416 at the exchange rate as of the date of transaction).

On July 13, 2005, the Group won a tender for the sale of 98.96% in Vitkovice Steel, a rolling mill, located in the Czech Republic. The purchase price is fixed at 7,050,000,000 Czech Koruna ($283,878 at the exchange rate as of June 30, 2005). As of June 30, 2005, other non-current assets included a prepayment for the acquisition of 500,500,000 Czech Koruna ($20,454 at the exchange rate as of the date of the transaction).

In addition to the information disclosed in respect of these acquisitions, IFRS 3 Business Combinations requires the Group to disclose the amounts to be recognised at the acquisition date for each class of the acquiree's assets, liabilities and contingent liabilities. It is impracticable for the Group to disclose this information because the acquired subsidiaries have not prepared their financial statements as of the dates of acquisitions in accordance with IFRS and independent appraisers have not completed their valuations.

Joint Venture Agreement

On September 21, 2005, the Group signed a joint venture agreement with Mitsui & Co. (Japan) according to which Mitsui & Co. will pay $42,797 to the Group in exchange for a 30% ownership interest in Nerungriugol, the Group's subsidiary. Further investments in the project will be shared by the Group and Mitsui & Co. on a pro rata basis to their shareholdings.

Dividends

On July 27, 2005, the Company declared interim dividends of $200,000 payable to the holders registered at May 31, 2005, which represents 1.87 US dollars of dividends per share.

REGISTERED OFFICE OF THE COMPANY

Evraz Group S.A.
1 Allee Scheffer
L-2520 Luxembourg
Grand Duchy of Luxembourg

JOINT LEAD MANAGERS

ING
60 London Wall
London EC2M 5TQ
United Kingdom

UBS Limited
100 Liverpool Street
London EC2M 2RH
United Kingdom

PRINCIPAL OFFICE OF THE GUARANTOR

Mastercroft Limited
Julia House
3 Themistocles Dervis Street
CY- 1066 Nicosia
Cyprus

LEGAL ADVISERS TO THE COMPANY AND THE GUARANTOR

As to United States and English Law

Cleary Gottlieb Steen & Hamilton LLP
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

As to Russian Law

Cleary Gottlieb Steen & Hamilton LLP
(CGS&H Limited Liability Company)
Paveletskaya Square 2/3
Moscow 115054
Russian Federation

As to Luxembourg Law

Kremer Associes & Clifford Chance Association d'Avocats
4 Place de Paris
B.P. 1147
L-1011 Luxembourg

As to Cyprus Law

Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

LEGAL ADVISERS TO THE MANAGERS AND THE TRUSTEE

As to United States and English Law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Russian Law

Linklaters CIS
Paveletskaya Square 2/2
Moscow 115054
Russian Federation

INDEPENDENT AUDITORS OF THE COMPANY

Ernst & Young LLC
Sadovnicheskaya Naberezhnaya 77/1
Moscow 115035
Russian Federation

TAX ADVISERS TO THE COMPANY AND THE GUARANTOR

PricewaterhouseCoopers
Kosmodamianskaya Naberezhnaya 52/5
Moscow 115054
Russian Federation

TRUSTEE

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

PRINCIPAL PAYING AND TRANSFER AGENT AND REGISTRAR

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

LUXEMBOURG PAYING AND TRANSFER AGENT

The Bank of New York (Luxembourg) S.A.
Aerogolf Centre
1A Hoehenhof
L-1736 Senningerberg
Luxembourg

Exhibit B38

Regulatory Announcem

Go to market news section

Company	Evraz Group S
TIDM	EVR
Headline	Doc re. Prospe
Released	17:53 14-Nov-(
Number	1198U

RNS Number:1198U
Evraz Group S.A.
14 November 2005

Publication of Prospectus

The prospectus for Evraz Group S.A. U.S.$750,000,000 8.25% Guaranteed Notes due 2015, guaranteed by Mastercroft Limited, is available to the public for inspection at the Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, United Kingdom.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit B39


EVRAZ GROUP

| 15.11.2005 | Moscow

Evraz Group S.A. completes acquisition of Vitkovice Steel

Moscow, November 15, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces the completion of the acquisition of 98.96% of the shares of Vitkovice Steel, the largest platemaker in the Czech Republic, for approximately €240 million.

The acquisition is in line with Evraz Group's stated strategy to achieve growth through focused acquisitions of re-rolling assets outside Russia. Leveraging Vitkovice Steel's position as a producer of high quality steel plate, Evraz will seek to increase its market share and to secure its client base, as well as to capture additional margins from the sale of higher value-added steel products in the European market.

The acquisition was financed by a combination of debt and cash. The debt finance was provided by a bank consortium led by ABN AMRO N.V. and Commerzbank. OSINEK a.s., a 100% subsidiary of the National Property Fund of the Czech Republic, acted as the seller. ABN AMRO N.V. served as a financial advisor.

Commenting, Alexander Abramov, Evraz Group Chairman and Chief Executive Officer, said, "We are very pleased with the completion of the acquisition of Vitkovice Steel, one of the largest steel enterprises in the Czech Republic. We believe that the integration of Vitkovice Steel into Evraz Group will contribute to its development into a world-class business."

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620 msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A.

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz's principal assets include three of leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine. The mining assets primarily supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained over 70% of its iron ore requirements from KGOK, Evrazruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Vitkovice Steel

Vitkovice Steel is the largest platemaker in the Czech Republic, located in the city of Ostrava in the Moravia region. Vitkovice Steel produced 870,000 tonnes of steel products in 2004, mostly high-quality steel plate. It recorded sales of €423 million and earnings before interest, tax, depreciation and amortisation of approximately €57 million in 2004. Vitkovice Steel employs over 1,500 people.



Slab Caster at ZapSib Commissioned

Novokuznetsk, November 16, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces the commissioning of a double-strand slab continuous caster with annual capacity of up to 2.5 million tonnes at OAO West Siberian Iron and Steel Plant (ZapSib).

This investment is in line with Evraz Group's strategy to enhance margins through an improved product mix and an expanded position as a competitive exporter of semi-finished products.

The new slab caster complies with industry technical and efficiency criteria and meets environmental standards with automated processes leading to reduced waste and emissions.

Commenting, Alexander Abramov, Evraz Group Chairman and CEO, said, "Commissioning of the new continuous caster at ZapSib is a demonstration of the Company's stated strategy to become one of the most efficient steel making groups in the world. On behalf of the management team, I would like to thank all those who contributed to the project's success".

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz produced 13.7 million tonnes of crude steel.

Evraz's principal assets include three of leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, NeryungriUgol Coal Company and an equity interest in the Raspadskaya coal mine. The mining assets primarily

supply Evraz Group's steelmaking operations, enabling the company to be a vertically-integrated steel producer, limiting its exposure to fluctuations in the prices of key raw materials. Evraz obtained approximately 75% of its iron ore requirements from KGOK, Evrazruda and VGOK in 2004 and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

West Siberian Iron and Steel Plant (ZapSib) is one of the largest integrated steel plants in Russia. The plant specialises in long products for the construction and machine-building industries, as well as semi-finished products.



| 18.11.2005 | Moscow

Evraz Group's major operating subsidiaries report 9 months 2005 RAS financial results

Moscow, November 18, 2005 – Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that its major Russian operating subsidiaries[1] have filed financial results with the Federal Financial Markets Service of the Russian Federation (FFMS) for the nine months ended September 30, 2005. The results are prepared in accordance with Russian accounting standards (RAS).

The filing of RAS accounting results for Evraz's major Russian operating subsidiaries is a Russian regulatory requirement. RAS accounting results differ materially from IFRS and are not comparable to financial statements prepared in accordance with IFRS. The RAS accounting results of Evraz's major Russian subsidiaries are not indicative of the financial condition or results of operations of these entities or of Evraz Group S.A. under IFRS. Reference should be made only to Evraz Group S.A.'s consolidated financial statements prepared in accordance with IFRS for information with respect to Evraz's financial condition and results of operations.

Evraz Group S.A. publishes consolidated financial statements prepared in accordance with IFRS for the six months ended June 30 and for the year ended December 31, in each year. Evraz Group S.A. expects to publish its consolidated financial statements for the year ended December 31, 2005 in the second quarter of 2006.

Highlights

- **Key mining enterprises more than doubled profits under RAS.**

During first nine months of 2005, KGOK posted a 45% increase in revenues and 168% increase in net profits. VGOK's revenues rose 96% and net profit grew by 177%. The improved performance of KGOK and VGOK is mainly attributable to a substantial growth in selling prices for iron ore products during the first half of 2005.

- **Strong net profit growth at NTMK under RAS.**

At NTMK revenue and net profit grew by 43% and 37%, respectively, as a result of stronger domestic sales and substantial contribution from vanadium slag sales.

- **Weaker performance under RAS at Zapsib and NKMK due to softening of the steel prices and higher raw material costs.**

In export markets, softening of prices and weaker demand during the second and third quarters impacted Zapsib and NKMK sales, specifically pig iron and billet exports. Operating profit was also affected by higher raw material prices in the first half of 2005.

[1] The subsidiary companies include: OAO Nizhny Tagil Iron and Steel Plant (NTMK); OAO West Siberian Iron and Steel Plant (ZapSib); OAO Novokuznetsk Iron and Steel Plant (NKMK); OAO Kachkanarsky Mining and Metallurgical Complex (KGOK); OAO Vysokogorsky Mining and Metallurgical Complex (VGOK); OAO Evrazruda (Evrazruda); OAO Nakhodka Commercial Sea Port (NMTP).

9 months 2005 financial results for subsidiaries, RAS

(All amounts are in millions of roubles, unless specified otherwise)

I. Steel

OAO Nizhny Tagil Iron and Steel Plant (NTMK)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	56,193	39,300	43%
Gross profit	17,710	14,283	24%
Operating profit	15,419	12,319	25%
Net profit	11,767	8,605	37%

OAO West Siberian Iron and Steel Plant (ZapSib)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	41,681	39,996	4%
Gross profit	8,380	15,554	-46%
Operating profit	5,921	13,373	-56%
Net profit	3,421	9,743	-65%

OAO Novokuznetsk Iron and Steel Plant (NKMK)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	32,759	23,854	37%
Gross profit	4,987	5,776	-14%
Operating profit	3,643	4,688	-22%
Net profit	2,174	3,347	-35%

9 months 2005 financial results for subsidiaries, RAS (continued)
(All amounts are in millions of roubles, unless specified otherwise)

II. Mining

OAO Kachkanarsky Mining and Processing Integrated Works (KGOK)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	11,599	8,020	45%
Gross profit	7,330	2,974	146%
Operating profit	6,868	2,520	173%
Net profit	4,852	1,814	167%

OAO Vysokogorsky Mining and Processing Integrated Works (VGOK)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	4,214	2,153	96%
Gross profit	1,427	680	110%
Operating profit	1,161	494	135%
Net profit	782	282	177%

OAO Evrazruda

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	6,675	6,608	1%
Gross profit	860	924	-7%
Operating profit	141	601	-77%
Profit (loss) from operations	(191)	414	n/a

III. Distribution

OAO Nakhodka Commercial Sea Port (NMTP)

	9 months 2005	9 months 2004	Year-on-Year change, %
Revenue	1,002	879	14%
Gross profit	276	196	41%
Operating profit	108	59	183%
Net profit	119	2	5850%

###

For further information:

Evraz Group	**Merlin**
Corporate Affairs and Investor Relations	Michael Rummel
Irina Kibina	Lachlan Johnston
Tel: +7 095 232 1370	Maria Suleymanova
IR@evraz.com	Tel: +44 207 653 6620
www.evraz.com	msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region, and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtains approximately 75% of its iron ore requirements from Evrazruda, KGOK and VGOK and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

***

West Siberian Iron and Steel Plant (ZapSib) is one of the biggest integrated steel plants in Russia. The plant specialises in long products for the construction and machine-building industries.

***

Nizhny Tagil Iron and Steel Plant (NTMK) is one of the leading Russian integrated steel plants and the largest processor of high vanadium content ore in the world. NTMK specialises in products for the transport, manufacturing, construction, mining and building materials industries.

***

Novokuznetsk Iron and Steel Plant (NKMK) is one of the largets Russian steel plants and is the leading producer of rails in Russia and one of the largest producers of rails in the world.

***

Evrazruda is a mining company which comprises a number of ore mining and ore enrichment enterprises. ZapSib and NKMK are the major recipients of Evraz Ruda's output.

***

Vysokogorsky Mining and Processing Integrated Works (VGOK) is one of the largest mining enterprises in the Urals. The plant mines iron ore and produces iron ore concentrate, sinter, limestone, natural stone and other products. NTMK is the major recipient of VGOK's output.

***

Kachkanarsky Mining and Processing Integrated Works (KGOK) is among five largest ore mining enterprises in Russia. KGOK produces vanadium-rich iron ore suitable for high-tensile steel products, such as those used in construction. NTMK, ZapSib and NKMK are the major recipients of KGOK's output.

***

Nakhodka Commercial Sea Port (NMTP) located in the Russia's Far East is Evraz's major transportation route to Asian markets.

Exhibit B42

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Interim Dividend
Released	07:15 25-Nov-05
Number	6729U

RNS Number:6729U
Evraz Group S.A.
25 November 2005

Evraz Group announces interim dividend

Luxembourg, November 25, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that on November 24, 2005 the Company's Board of Directors declared an interim dividend of US$1.65 per common share, or US$0.55 per GDR payable before December 08, 2005 to shareholders of record as of November 24, 2005.

Holders of the Company's GDRs may contact The Bank of New York as depositary for the related GDRs record date and payment date. This information will be published by The Bank of New York at www.adrbny.com.

Alexander Abramov, Chairman of Evraz Group, commented: "I am delighted that the Board has declared a dividend that reflects the company's strong first half year results".

The Company would like to inform that changing market conditions affect Company's operations and may have an adverse impact on Evraz's results for 2H, 2005, as compared to 1H, 2005.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

The Depositary
The Bank of New York, tel.:+1 212 815-4493
The Bank of New York, London branch, tel.: +44 207 964 6355

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit B43

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Changes in Top Management
Released	07:00 25-Nov-05
Number	6728U

RNS Number:6728U
Evraz Group S.A.
25 November 2005

Evraz Group announces changes in top management

Luxembourg, November 25, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that the Company's Board of Directors has approved several changes to the Company's top management as part of the Company's strategy to become more efficient and reflecting the present status of the Company that demands full commitment from its management.

On January 1, 2006, Mr. Alexander Abramov will leave his position as the Company's Chief Executive Officer. The Board has decided to recommend that the shareholders' meeting appoint Mr. Valery Khoroshkovsky, Managing Director Operations, as the new CEO of the Company with effect from January 1, 2006.

The Board believes that Mr. Khoroshkovsky is well positioned to carry out this role. He joined Evraz in 2004 after having served in a number of key positions in the Ukrainian government, including being Minister of Economics of Ukraine, and in entrepreneurial and management roles in various resourca industries.

The Board has also elected Mr. Alexander Frolov as the new Chairman of the Board, effective May 1, 2006, replacing Mr. Alexander Abramov, who will remain a member of the Company's Board with no executive responsibilities.

The Board is confident that Messrs. Khoroshkovsky and Frolov are well-qualified to lead the management team and to ensure the Company's continued growth due to their background as well as present involvement with the Company's day-to-day business. Mr. Abramov remains highly committed to further development of Evraz Group and creation of shareholder value.

Commenting on the Board's decisions, Mr. Abramov said, "As a large shareholder, I am excited about the progress Evraz has made. Now that it has become a public company, the separation of the roles of chief executive officer and of chairman should enhance corporate governance. I am confident that Evraz will be in good hands under the leadership of these two exceptional individuals, with whom I have worked closely over the last few years".

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtains approximately 75% of its iron ore requirements from Evrazruda, KGOK and VGOK and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

END

Exhibit B44



Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Annual Information Update
Released	14:41 25-Nov-05
Number	7097U

RNS Number:7097U
Evraz Group S.A.
25 November 2005

Annual Information Update

Moscow, November 25, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that in accordance with Prospectus Rule 5.2, the following UK regulatory announcements have been made by the Company via a Regulatory Information Service following the Company's listing on the London Stock Exchange, on 8 June 2005, and up to and including 25 November 2005:

02/06/2005 Evraz Group S.A. Issue of Equity
10/06/2005 Evraz Group S.A. Production Results
20/06/2005 Evraz Group S.A. Withdrawal from Chiatura
13/07/2005 Evraz Group S.A. Acquisition
03/08/2005 Evraz Group S.A. 2005 Interim RAS Results
03/08/2005 Evraz Group S.A. Interim RAS Results - Replace
12/08/2005 Evraz Group S.A. Acquisition
25/08/2005 Evraz Group S.A. Statement re Nikopol
14/09/2005 Evraz Group S.A. Notice of Results
20/09/2005 Evraz Group S.A. Conversion of shares
21/09/2005 Evraz Group S.A. Joint Venture Agreement
27/09/2005 Evraz Group S.A. NTMK to pay interim dividend
07/10/2005 Evraz Group S.A. Operational Results
13/10/2005 Evraz Group S.A. Interim Results
13/10/2005 Evraz Group S.A. Krivorozhstal Privatisation
19/10/2005 Evraz Group S.A. Plans to issue Eurobonds
01/11/2005 Evraz Group S.A. Annual Report and Accounts
04/11/2005 Evraz Group S.A. Terms of Eurobond Issue
15/11/2005 Evraz Group S.A. Completion of Acquisition
16/11/2005 Evraz Group S.A. Slab Caster Commissioned
18/11/2005 Evraz Group S.A. 9 months 2005 RAS results
25/11/2005 Evraz Group S.A. Changes in Top Management
25/11/2005 Evraz Group S.A. Interim Dividend

Copies of all the documents listed above are available on the Company's website www.evraz.com.

It is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time thereafter, become out of date.

# # #

For further information:

Evraz Group

Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

END

Close

Exhibit B45

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Analyst Presentation
Released	13:19 29-Nov-05
Number	8383U

RNS Number:8383U
Evraz Group S.A.
29 November 2005

Analyst Presentation

Moscow, November 29, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, informs that a meeting with Moscow-based analysts was held today at the Company's Moscow office.

The Company's presentation given by Evraz's management at the meeting can be viewed on and downloaded from the Investor Section of the Company's website www.evraz.com/investor/presentations/

The presentation is based on the information contained in the 2004 Annual Report and the interim results for 6 months ended 30 June 2005 and does not disclose any new facts.

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 095 232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungri Ugol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel

producer.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit B46

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Acquisition
Released	07:15 09-Dec-05
Number	4049V

RNS Number:4049V
Evraz Group S.A.
09 December 2005

Evraz Group S.A. Agrees to Acquire
50% Interest in Yuzhkuzbassugol

Moscow, December 09, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announced it has agreed to acquire a 50% stake in Joint Stock Company Yuzhkuzbassugol, a leading Russian producer of coking coal, from Crosland Limited for US$675 million.

The acquisition is to be financed from own funds and the proceeds of the recent Eurobond issue.

As a transaction with a related party it has been conducted on the basis of an independent valuation of Yuzhkuzbassugol and was approved by all three of Evraz Group S.A.'s independent non-executive directors.

James W. Campbell, one of Evraz Group S.A.'s non-executive directors and Chairman of Evraz Group S.A.'s Strategy Committee, commented, "The acquisition is an important component of Evraz's stated long-term commitment to develop a financial robust mining division, particularly in the coking coal and iron ore sectors. I can confirm the way in which this transaction was conducted conforms to best practice corporate governance standards and reflects well on the new management approach instilled by Mr Abramov and his senior management colleagues."

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in

Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and an equity interest in the Raspadskaya coal mine. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz obtains approximately 75% of its iron ore requirements from Evrazruda, KGOK and VGOK and also obtains the majority of its coking coal from Raspadskaya and other affiliated producers.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Yuzhkuzbassugol is Russia's leading producer of coking coal, and in 2004 produced approximately 14 million tonnes of coking coal and approximately 4 million tonnes of steam coal. In 2004, total production of coking coal at Yuzhkuzbassugol and Raspadskaya, in which Evraz has a 47.8% interest, accounted for approximately 158% of Evraz's total coking coal requirements.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	Shareholders' general meeting
Released	17:59 09-Dec-05
Number	4701V

RNS Number:4701V
Evraz Group S.A.
09 December 2005

09.12.2005
Luxembourg

Evraz Group is to convene a shareholders' general meeting

Luxembourg, December 09, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces that the Board of Directors of the Company has decided to convene an extraordinary general meeting of shareholders of record as of December 9, 2005. The extraordinary general meeting is to be held on December 29, 2005 at 10 a.m. (Luxembourg time) at the offices of the Company, 1, Allee Scheffer, L-2520 Luxembourg, with the following agenda:

(1) Appointment of Valery I. Khoroshkovsky as the administrateur delegue / delegue a la gestion journaliere, or Chief Executive Officer, of the Company, with effect from January 1, 2006

(2) Approval of the amount of the remuneration to be paid as directors' fees and as an annual bonus to the CEO and to the Chairman of the Board of Directors of the Company for 2006.

Holders of the Company's GDRs may contact The Bank of New York as depositary or visit www.adrbny.com for further information.

Ends

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and equity interests in the Raspadskaya coal mine and Yuzhkuzbassugol. The mining assets enable Evraz Group to be a vertically-integrated steel producer.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Exhibit B48

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN DEPOSITARY RECEIPTS

To Holders of Evraz Group S.A.
144A Class B GDRs (CUSIP: 30050A103)
Regulation S US GDRs (ISIN#: US30050A2024)

****

Owners of record on December 9, 2005 of American Depositary Receipts (Three representing one ordinary share Evraz Group S.A.), issued under the Deposit Agreement dated as of June 7, 2005, among The Bank of New York, as Depositary (the "Depositary"), Evraz Group S.A. (the "Company"), and among Beneficial Owners, are hereby notified that The Bank of New York, as Depositary, has received notice of an upcoming Extraordinary General Meetings to be held on December 29, 2005 in Russia.

By provision of Clause 5 of the aforementioned Deposit Agreement, Holders of GDRs are entitled, subject to the provisions of that Clause, any applicable provisions of Luxembourg law or other law, stock exchange requirements and of the Articles of Association of the Company, to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the number of Deposited Shares or other Deposited Property represented by their respective GDRs. Upon the written instruction of a GDR Holder on Record Date, received before 11:00 a.m. on December 27, 2005 the Depositary shall endeavor to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by such Holder or because the voting instructions are incomplete, illegible or unclear) with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information in writing as soon as practicable) that (i) the Company does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

Please complete the attached Voting Instruction Form and **fax it to: The Bank of New York Depositary Receipts Department, Attn: Minerva Rosario, fax number: 212-815-4219 / 2993.**

The Bank of New York,
as Depositary

Dated: DECEMBER 13, 2005

EVRAZ GROUP S.A.
PROXY CARD PAGE #1

TO: **The Bank of New York, Proxy Department**
Fax Number: (212) 815-4219 / 2993
Telephone Number: (212) 815-4796 (Minerva Rosario)

RE: **EVRAZ GROUP S.A.**
Extraordinary General Shareholders' Meeting to be held on December 29, 2005.

FROM: ______________________________
Company Name

DTC PARTICIPANT NUMBER: ______________________________
Mandatory

SIGNATURE: ______________________________
Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ______________________________
Telephone/Fax Number, E-mail Address

TOTAL NUMBER 144 A GDRs (CUSIP #300 50A 103)
HELD AS OF DECEMBER 9, 2005:

____

TOTAL NUMBER Reg S GDRs (CUSIP # 300 50A 202)
HELD AS OF DECEMBER 9, 2005:

____

NUMBER 144 A GDRs BEING VOTED: ______________________________

NUMBER Reg S GDRs BEING VOTED: ______________________________

DATE: ______________________, **2005**

EVRAZ GROUP S.A.
Extraordinary General Shareholders' Meeting
December 29, 2005

The above-noted holder of 144A/Reg S Global Depositary Receipts ("GDRs") of EVRAZ GROUP S.A. (the "Company") hereby requests and instructs The Bank of New York, as Depositary, to endeavor insofar as practicable, to vote or cause to be voted the number of Deposited Securities underlying the GDRs held as of close of business on December 9, 2005 at the Extraordinary General Shareholders' Meeting of the Company to be held in Russia on December 29, 2005 in respect of the following resolutions:

<u>THIS FORM MUST BE RECEIVED COMPLETED BY DECEMBER 27, 2005 11:00 AM EST TO BE VALID</u>

EVRAZ GROUP S.A.
PROXY CARD PAGE #2

Extraordinary General Shareholders' Meeting Resolutions

1. Authorization to the Board of Directors to delegate the daily management of the Company's business to and to appoint Valery I. Khoroshkovsky as managing director (*administrateur délégué*) of the Company, referred to in the articles of association of the Company as the CEO, as from January 1, 2006 for the duration of his mandate as director of the Company.

FOR [ ] **AGAINST** [ ]

2. Decision to pay each year a gross annual amount of up to USD 1,250,000 as directors fees to the managing director (CEO) and a gross annual amount of up to USD 1,250,000 as directors fees to the Chairman of the Board of Directors of the Company. The aggregate fees stipulated shall be paid in monthly instalments starting from the date of appointment as CEO and as Chairman of the Board.

FOR [ ] **AGAINST** [ ]

3. Decision that the managing director (CEO) and the Chairman of the Board of Directors of the Company be entitled to a bonus (which the Company is in no obligation to pay and if the Company shall pay a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years) subject to the discretion of the Remuneration Committee of the Company, of up to USD 2,000,000 for the managing director (CEO) and up to USD 1,250,000 for the Chairman of the Board of Directors of the Company, such amounts to be referable to the Company achieving a higher than average total shareholder return against a sector comparator group of companies.

FOR [ ] **AGAINST** [ ]

End of resolutions.

Regulatory Announcement

Go to market news section

Company	Evraz Group S.A.
TIDM	EVR
Headline	EGM Statement
Released	11:44 29-Dec-05
Number	2683W

RNS Number:2683W
Evraz Group S.A.
29 December 2005

29.12.2005
Luxembourg

EGM of shareholders approves appointment of new CEO

Luxembourg, December 29, 2005 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, is pleased to announce that, further to its announcement of 9 December 2005, the resolutions proposed at today's Extraordinary General Meeting were duly passed.

The shareholders approved the appointment of Valery Khoroshkovsky as the administrateur delegue / delegue a la gestion journaliere, or Chief Executive Officer, of the Company, with effect from January 1, 2006, and passed the resolution on the amounts of the remuneration to Company's CEO and the Chairman of the Board of Directors for 2006.

Copies of the resolutions have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Ends

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495232 1370
IR@evraz.com
www.evraz.com

Merlin
Michael Rummel
Lachlan Johnston
Maria Suleymanova
Tel: +44 207 653 6620
msuleymanova@merlinpr.com

Notes to Editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2004, Evraz Group produced 13.7 million tonnes of crude steel.

Evraz Group's principal assets include three of the leading steel plants in

Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia. During 2005, Evraz acquired Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic.

Evraz Group's fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and NeryungriUgol coal company and equity interests in the Raspadskaya coal mine and Yuzhkuzbassugol. The mining assets enable Evraz Group to be a vertically-integrated steel producer.

Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

END

Exhibit B50

EVRAZ GROUP S.A.

Société anonyme
1, allée Scheffer, L-2520 Luxembourg
R.C.S. Luxembourg B 105 615
(the "**Company**")

Minutes of the Extraordinary General Meeting held at the registered office of the Company on 29 December 2005

The meeting is opened at 10:00 a.m. by Mr. Robert Jan Schol who took the chair of the meeting.

The Chairman appointed as secretary to the meeting Ms. Jana Strischek.

The meeting elected as scrutineer Mr. Paul van Baarle.

The board of the meeting having thus been constituted, the Chairman declared and requested the secretary to record that:

I.- The agenda of the meeting is the following:

AGENDA

(1) Authorization to the Board of Directors to delegate the daily management of the Company's business to and to appoint Valery I. Khoroshkovsky as managing director (*administrateur délégué*)of the Company, referred to in the articles of association of the Company as the CEO, as from January 1, 2006 for the duration of his mandate as director of the Company.

(2) Decision to pay each year a gross annual amount of up to USD 1,250,000 as directors fees to the managing director (CEO) and a gross annual amount of up to USD 1,250,000 as directors fees to the Chairman of the Board of Directors of the Company. The aggregate fees stipulated shall be paid in monthly instalments starting from the date of appointment as CEO and as Chairman of the Board.

(3) Decision that the managing director (CEO) and the Chairman of the Board of Directors of the Company be entitled to a bonus (which the Company is in no obligation to pay and if the Company shall pay a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years) subject to the discretion of the Remuneration Committee of the Company, of up to USD 2,000,000 for the managing director (CEO) and up to USD 1,250,000 for the Chairman of the Board of Directors of the Company. The bonus contemplated is subject to the achievement of a performance condition based on the target value figures calculated pursuant to the key performance indicators (the "KPI") set out by the Board of Directors on annual basis.

II.- The names of the Shareholders and the number of shares held by each of them are indicated in an attendance list signed by the proxy holders and by the members of the board of the meeting; such attendance list and proxies will remain attached to these minutes.

III.- It appears from the said attendance list established and certified by the members of the board of the meeting, that 6 shareholders owning together 115.174.441 shares representing 98.52 % of the Company are present or duly represented at the meeting. The meeting is so regularly constituted and may properly resolve on its agenda known to all the Shareholders present or represented at the present general meeting.

After deliberation, the meeting adopted, each time unanimously, the following resolutions:

First Resolution

The meeting resolves to authorise the Board of Directors to delegate the daily management of the Company's business to and to appoint Valery I. Khoroshkovsky as managing director (administrateur délégué)of the Company, referred to in the articles of association of the Company as the CEO, as from January 1, 2006 for the duration of his mandate as director of the Company.

Second Resolution

The meeting resolves to pay each year a gross annual amount of up to USD 1,250,000 as director's fees to the managing director (CEO) and a gross annual amount of up to USD 1,250,000 as director's fees to the Chairman of the Board of Directors of the Company. The aggregate fees stipulated shall be paid in monthly instalments starting from the date of appointment as CEO and as Chairman of the Board.

Third Resolution

The meeting resolves that the managing director (CEO) and the Chairman of the Board of Directors of the Company be entitled to a bonus (which the Company is in no obligation to pay and if the Company shall pay a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years) subject to the discretion of the Remuneration Committee of the Company, of up to USD 2,000,000 for the managing director (CEO) and up to USD 1,250,000 for the Chairman of the Board of Directors of the Company. The bonus contemplated is subject to the achievement of a performance condition based on the target value figures calculated pursuant to the key performance indicators (the "KPI") set out by the Board of Directors on annual basis.

These minutes having been read to the meeting, the board of the meeting signed these minutes in four originals.

There being no further item on the agenda, the general meeting was closed at 10.30 a.m. and these minutes were signed by the members of the board of the meeting.

Robert Jan Schol	Jana Strischek	Paul van Baarle
Chairman	Secretary	Scrutineer

EVRAZ GROUP S.A.

Société anonyme
1, allée Scheffer, L-2520 Luxembourg
R.C.S. Luxembourg B 105 615
(the "**Company**")

Minutes of the Extraordinary General Meeting held at the registered office of the Company on 29 December 2005

ATTENDANCE LIST

Shareholders	Shares	Proxy	Signature
TMF Corporate Services S.A.	1	Laurent Massinon	[signature]
Mr Alexander Rybkin	360.206	Laurent Massinon	[signature]
Mr Leonid Mihailovich Kachur	360.350	Laurent Massinon	[signature]
Crosland Global Ltd	57.706.197	Laurent Massinon	[signature]
BNY (Nominees) Limited	11.155.000	Laurent Massinon	[signature]
General Refractories (Cyprus) Limited	1.729.885		
JP Morgan Bank Luxembourg S.A.	45.592.687	Laurent Massinon	[signature]

TOTAL OF SHARES REPRESENTED **115.174.441**

Robert Jan Schol	Jana Strischek	Paul van Baarle
Chairman	Secretary	Scrutineer
[signature]	[signature]	[signature]